UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	File No. 333-182494

Pre-Effective Amendment No. 2	☑

Post-Effective Amendment No.	☐

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	File No. 811-03330

Amendment No. 454	☑

(Check appropriate box or boxes.)

NATIONWIDE VARIABLE ACCOUNT–II
(Exact Name of Registrant)

NATIONWIDE LIFE INSURANCE COMPANY
(Name of Depositor)

One Nationwide Plaza, Columbus, Ohio 43215
(Address of Depositor's Principal Executive Offices)  (Zip Code)

Depositor's Telephone Number, including Area Code	(614) 249-7111

Robert W. Horner, III, Vice President, Corporate Governance and Secretary, One Nationwide Plaza, Columbus, Ohio 43215
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering	As soon as possible after effective date

Title of Securities Being Registered	Individual Flexible Premium Deferred Variable Annuity Contract

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Nationwide DestinationSM Architect (2.0)
Nationwide Life Insurance Company
Individual Flexible Premium Deferred Variable Annuity Contracts
Issued by Nationwide Life Insurance Company through its Nationwide Variable Account-II
The date of this prospectus is ________________, 2013.

This prospectus contains basic information you should understand about the contracts before investing.  Please read this prospectus carefully and keep it for future reference.

Variable annuities are complex investment products with unique benefits and advantages that may be particularly useful in meeting long-term savings and retirement needs.  There are costs and charges associated with these benefits and advantages - costs and charges that are different, or do not exist at all, within other investment products.  With help from financial consultants and advisors, investors are encouraged to compare and contrast the costs and benefits of the variable annuity described in this prospectus against those of other investment products, especially other variable annuity and variable life insurance products offered by Nationwide and its affiliates.  Nationwide offers a wide array of such products, many with different charges, benefit features and underlying investment options.  This process of comparison and analysis should aid in determining whether the purchase of the contract described in this prospectus is consistent with your investment objectives, risk tolerance, investment time horizon, marital status, tax situation and other personal characteristics and needs.

The Statement of Additional Information (dated ____________, 2013), which contains additional information about the contracts and the Variable Account, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference.  The table of contents for the Statement of Additional Information is on page 36 .

To obtain free copies of the Statement of Additional Information or to make any other service requests, please contact Nationwide by one of the methods described in the "Contacting the Service Center" provision on page 11.

Information about Nationwide and the variable annuity contract described in this prospectus (including the Statement of Additional Information) may also be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F Street NE, Washington, D.C. 20549.  Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.  The SEC also maintains a web site (www.sec.gov) that contains the prospectus, the Statement of Additional Information, material incorporated by reference, and other information.

These securities have not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of the prospectus.  Any representation to the contrary is a criminal offense.

The Sub-Accounts available under this contract invest in underlying mutual funds of the portfolio companies listed below.
•	AllianceBernstein Variable Products Series Fund, Inc.
•	American Century Variable Portfolios II, Inc.
•	American Century Variable Portfolios, Inc.
•	American Funds Insurance Series ®
•	BlackRock Variable Series Funds, Inc.
•	Delaware Variable Insurance Product Trust
•	Dreyfus Variable Investment Fund
•	Eaton Vance Variable Trust
•	Fidelity Variable Insurance Products Fund
•	Franklin Templeton Variable Insurance Products Trust
•	Goldman Sachs Variable Insurance Trust
•	Guggenheim Variable Fund
•	Huntington VA Funds
•	Invesco
•	Ivy Funds Variable Insurance Portfolios
•	Janus Aspen Series
•	Lazard Retirement Series, Inc.
•	MFS® Variable Insurance Trust
•	MFS® Variable Insurance Trust II
•	Nationwide Variable Insurance Trust
•	Oppenheimer Variable Account Funds
•	PIMCO Variable Insurance Trust
•	Royce Capital Funds
•	T. Rowe Price Equity Series, Inc.
•	The Universal Institutional Funds, Inc.
•	Van Eck VIP Trust
•	Wells Fargo Advantage Variable Trust
For a complete list of the available Sub-Accounts, refer to "Appendix A: Underlying Mutual Funds."  For more information on the underlying mutual funds, refer to the prospectus for the mutual fund.

1

Glossary of Special Terms

Accumulation Unit- An accounting unit of measure used to calculate the Contract Value allocated to the Variable Account before the Annuitization Date.

Annuitant- The person(s) whose length of life determines how long annuity payments are paid.

Annuitization Date- The date on which annuity payments begin.

Annuity Commencement Date- The date on which annuity payments are scheduled to begin.

Annuity Unit- An accounting unit of measure used to calculate the value of variable annuity payments.

Co-Annuitant- The person designated by the Contract Owner to receive any benefit available under the Spousal Protection Feature.

Contract Anniversary- Each recurring one-year anniversary of the date the contract was issued.

Contract Owner(s)- The person(s) who owns all rights under the contract.  All references in this prospectus to "you" shall mean the Contract Owner.

Contract Value- The value of all Accumulation Units in a contract.

Contract Year- Each year the contract is in force beginning with the date the contract is issued.

Current Income Benefit Base- For purposes of the Nationwide Lifetime Income Track option, it is equal to the Original Income Benefit Base adjusted throughout the life of the contract to account for subsequent purchase payments, early withdrawals, excess withdrawals, a Non-Lifetime Withdrawal if elected , and reset opportunities.  This amount is multiplied by the Lifetime Withdrawal Percentage to arrive at the Lifetime Withdrawal Amount for any given year.

Daily Net Assets- A figure that is calculated at the end of each Valuation Date and represents the sum of all the Contract Owners' interests in the variable Sub-Accounts after the deduction of contract and underlying mutual fund expenses.

General Account- All assets of Nationwide other than those of the Variable Account or in other separate accounts that have been or may be established by Nationwide.

Individual Retirement Account- An account that qualifies for favorable tax treatment under Section 408(a) of the Internal Revenue Code, but does not include Roth IRAs.

Individual Retirement Annuity or IRA- An annuity contract that qualifies for favorable tax treatment under Section 408(b) of the Internal Revenue Code, but does not include Roth IRAs.

Investment-Only Contract- A contract purchased by a qualified pension, profit-sharing or stock bonus plan as defined by Section 401(a) of the Internal Revenue Code.

Lifetime Withdrawal- For purposes of the Nationwide Lifetime Income Track option, it is a withdrawal of all or a portion of the Lifetime Withdrawal Amount.

Lifetime Withdrawal Amount- The maximum amount that can be withdrawn between Nationwide Lifetime Income Track Anniversaries after the Withdrawal Start Date without reducing the Current Income Benefit Base.  It is calculated on each Nationwide Lifetime Income Track Anniversary (and adjusted between Nationwide Lifetime Income Track Anniversaries for subsequent purchase payments, excess withdrawals, and if elected, the Non-Lifetime Withdrawal) by multiplying the Current Income Benefit Base by the Lifetime Withdrawal Percentage.

Lifetime Withdrawal Percentage- A percentage used to determine the Lifetime Withdrawal Amount under the Nationwide Lifetime Income Track option.  The applicable percentage is multiplied by the Current Income Benefit Base to arrive at the Lifetime Withdrawal Amount for any given year.

Nationwide- Nationwide Life Insurance Company.  All references in this prospectus to "we" or "us" shall mean Nationwide.

Nationwide Lifetime Income Track Anniversary- Each recurring one-year anniversary of the date the Nationwide Lifetime Income Track option was elected.

Net Asset Value- The value of one share of an underlying mutual fund at the close of the New York Stock Exchange.

Non-Lifetime Withdrawal- For purposes of the Nationwide Lifetime Income Track option, a one-time only election to take a surrender from the contract that does not initiate the benefit under the option.

Non-Qualified Contract- A contract which does not qualify for favorable tax treatment as a Qualified Plan, IRA, Roth IRA, SEP IRA, Simple IRA, or Tax Sheltered Annuity.

Original Income Benefit Base- For purposes of the Nationwide Lifetime Income Track option, the initial benefit base calculated on the date the option is elected, which is equal to the Contract Value.

Qualified Plan- A retirement plan that receives favorable tax treatment under Section 401 of the Internal Revenue Code, including Investment-Only Contracts.  In this prospectus, all provisions applicable to Qualified Plans also apply to Investment-Only Contracts unless specifically stated otherwise.

Roth IRA- An annuity contract that qualifies for favorable tax treatment under Section 408A of the Internal Revenue Code.

SEC- Securities and Exchange Commission.

SEP IRA- An annuity contract which qualifies for favorable tax treatment under Section 408(k) of the Internal Revenue Code.

Service Center- The department of Nationwide responsible for receiving service requests.  For service requests submitted other than by telephone (including fax requests), the Service Center is Nationwide's mail and document processing facility.  For service requests communicated by telephone, the Service Center is Nationwide's operations processing facility.

2

Information on how to contact the Service Center is in the "Contacting the Service Center" provision.

Simple IRA- An annuity contract which qualifies for favorable tax treatment under Section 408(p) of the Internal Revenue Code.

Sub-Accounts- Divisions of the Variable Account, each of which invests in a single underlying mutual fund.

Tax Sheltered Annuity- An annuity that qualifies for favorable tax treatment under Section 403(b) of the Internal Revenue Code.  Contracts issued pursuant to this prospectus cannot be issued as Tax Sheltered Annuities.

Valuation Date- Each day the New York Stock Exchange is open for business, or any other day during which there is a sufficient degree of trading of underlying mutual fund shares such that the current Net Asset Value of Accumulation Units or Annuity Units might be materially affected.  Values of the Variable Account are determined as of the close of the New York Stock Exchange which generally closes at 4:00 pm EST.

Valuation Period- The period of time commencing at the close of a Valuation Date and ending at the close of the New York Stock Exchange for the next succeeding Valuation Date.

Variable Account- Nationwide Variable Account-II, a separate account that Nationwide established to hold Contract Owner assets allocated to variable investment options.  The Variable Account is divided into Sub-Accounts, each of which invests in shares of a separate underlying mutual fund.

Withdrawal Start Date- The date the Contract Owner reaches age 59½, or if the Joint Option is elected, the date the younger spouse reaches age 59½.

3

Table of Contents	Page
Glossary of Special Terms	2
Contract Expenses	6
Underlying Mutual Fund Annual Expenses	6
Example	7
Synopsis of the Contracts	7
Surrenders/Withdrawals
Minimum Initial and Subsequent Purchase Payments
Dollar Limit Restrictions
Charges and Expenses
Annuity Payments
Taxation
Death Benefit
Right to Examine and Cancel
Condensed Financial Information	9
Financial Statements	10
Nationwide Life Insurance Company	10
Nationwide Investment Services Corporation	10
Investing in the Contract	10
The Variable Account and Underlying Mutual Funds
Contacting the Service Center	11
The Contract in General	11
Distribution, Promotional, and Sales Expenses
Underlying Mutual Fund Payments
Profitability
Contract Modification
Standard Charges and Deductions	13
Mortality and Expense Risk Charge
Administrative Charge
Premium Taxes
Short-Term Trading Fees
Optional Contract Benefits, Charges, and Deductions	14
One-Year Enhanced Death Benefit Option
Nationwide Lifetime Income Track
Joint Option for the Nationwide Lifetime Income Track
Income Benefit Investment Options
Ownership and Interests in the Contract	21
Contract Owner
Joint Owner
Contingent Owner
Annuitant
Contingent Annuitant
Co-Annuitant
Joint Annuitant
Beneficiary and Contingent Beneficiary
Changes to the Parties to the Contract
Operation of the Contract	22
Pricing
Application and Allocation of Purchase Payments
Determining the Contract Value
Transfer Requests

4

Table of Contents (continued)	Page
Transfer Restrictions
Transfers Prior to Annuitization
Transfers After Annuitization
Right to Examine and Cancel	25
Surrender/Withdrawal Prior to Annuitization	25
Partial Withdrawals
Full Surrenders
Surrender/Withdrawal After Annuitization	26
Assignment	26
Contract Owner Services	26
Asset Rebalancing
Dollar Cost Averaging
Systematic Withdrawals
Custom Portfolio Asset Rebalancing Service Static Asset Allocation Model
Death Benefits	28
Death of Contract Owner
Death of Annuitant
Death of Contract Owner/Annuitant
Death Benefit Payment
Impact of Ownership Changes and Assignment on the Death Benefits
Death Benefit Calculations
Spousal Protection Feature
Annuity Commencement Date	31
Annuitizing the Contract	31
Annuitization Date
Annuitization
Fixed Annuity Payments
Variable Annuity Payments
Frequency and Amount of Annuity Payments
Annuity Payment Options	32
Annuity Payment Options for Contracts with Total Purchase Payments and Contract Value Annuitized Less Than or Equal to $2,000,000
Annuity Payment Options for Contracts with Total Purchase Payments and/or Contract Value Annuitized Greater Than $2,000,000
Annuitization of Amounts Greater than $5,000,000
Statements and Reports	33
Legal Proceedings	34
Table of Contents of Statement of Additional Information	36
Appendix A: Underlying Mutual Funds	37
Appendix B: Condensed Financial Information	46
Appendix C: Contract Types and Tax Information	47

5

Contract Expenses

The following tables describe the fees and expenses that a Contract Owner will pay when buying, owning, or surrendering the contract.

The first table describes the fees and expenses a Contract Owner will pay at the time the contract is purchased, surrendered, or when cash value is transferred between investment options.

Contract Owner Transaction Expenses
Maximum Premium Tax Charge (as a percentage of purchase payments)	5%1
Maximum Short-Term Trading Fee (as a percentage of transaction amount2)	1%

The next table describes the fees and expenses that a Contract Owner will pay periodically during the life of the contract (not including underlying mutual fund fees and expenses).

Recurring Contract Expenses
Variable Account Annual Expenses (assessed as an annualized percentage of Daily Net Assets)
Mortality and Expense Risk Charge Administrative Charge	0.20% 0.20%
One-Year Enhanced Death Benefit Option Charge Total Variable Account Charges (including this option only)	0.20% 0.60%
Additional Optional Riders (assessed annually as a percentage of the Current Income Benefit Base3)
Maximum Nationwide Lifetime Income Track Charge	1.50%4
Maximum Joint Option for the Nationwide Lifetime Income Track Charge	0.40%5

The next table shows the fees and expenses that a Contract Owner would pay if he/she elected all of the optional benefits available under the contract (and the most expensive of mutually exclusive optional benefits).

Summary of Maximum Contract Expenses (annualized rate, as a percentage of the Daily Net Assets)
Mortality and Expense Risk Charge (applicable to all contracts)	0.20%
Administrative Charge (applicable to all contracts)	0.20%
One-Year Enhanced Death Benefit Option Charge	0.20%
Maximum Nationwide Lifetime Income Track Charge	1.50%6
Maximum Joint Option for the Nationwide Lifetime Income Track Charge	0.40%6
Maximum Possible Total Variable Account Charges	2.50%7

Underlying Mutual Fund Annual Expenses

The next table provides the minimum and maximum total operating expenses, as of December 31, 201 2 , charged by the underlying mutual funds that you may pay periodically during the life of the contract.  More detail concerning each underlying mutual fund's fees and expenses is contained in the prospectus for each underlying mutual fund.

Total Annual Underlying Mutual Fund Operating Expenses	Minimum	Maximum

(expenses that are deducted from underlying mutual fund assets, including management fees, distribution (12b-1) fees, and other expenses, as a percentage of average underlying mutual fund assets)	0. 42%	2.65%

The minimum and maximum underlying mutual fund operating expenses indicated above do not reflect voluntary or contractual reimbursements and/or waivers applied to some underlying mutual funds.  Therefore, actual expenses could be lower.  Refer to the underlying mutual fund prospectuses for specific expense information.

6

1 Nationwide will charge between 0% and 5% of purchase payments for premium taxes levied by state or other government entities.  The amount assessed to the contract will equal the amount assessed by the state or government entity.

2 The transaction amount is the amount of the transfer determined to be engaged in short-term trading (see "Short-Term Trading Fees").

3 For information about how the Current Income Benefit Base is calculated, see "Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal."

4 Currently, the charge associated with the Nationwide Lifetime Income Track option is equal to 0.80% of the Current Income Benefit Base.

5 The Joint Option for the Nationwide Lifetime Income Track option may only be elected if and when the Nationwide Lifetime Income Track option is elected.  Currently, the charge associated with the Joint Option for the Nationwide Lifetime Income Track option is equal to 0.15% of the Current Income Benefit Base.

6 This charge is a percentage of the Current Income Benefit Base. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.

7 The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets.  For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.

Example

This Example is intended to help Contract Owners compare the cost of investing in the contract with the cost of investing in other variable annuity contracts.  These costs include Contract Owner transaction expenses, contract fees, Variable Account annual expenses, and underlying mutual fund fees and expenses.  The Example does not reflect premium taxes or short-term trading fees which, if reflected, would result in higher expenses.

The following Example assumes:
•	a $10,000 investment in the contract for the time periods indicated;
•	a 5% return each year;
•	the maximum and the minimum fees and expenses of any of the underlying mutual funds; and
•	the total Variable Account charges associated with the most expensive allowable combination of optional benefits (2.50%).1

For those contracts that do not elect the most expensive combination of optional benefits, the expenses would be lower.

	If you surrender your contract at the end of the applicable time period				If you annuitize your contract at the end of the applicable time period				If you do not surrender your contract
	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.	1 Yr.	3 Yrs.	5 Yrs.	10 Yrs.
Maximum Total Underlying Mutual Fund Operating Expenses (2.65%)	$541	$1,616	$2,682	$5,309	*	$1,616	$2,682	$5,309	$541	$1,616	$2,682	$5,309
Minimum Total Underlying Mutual Fund Operating Expenses (0. 42%)	$307	$938	$1,593	$3,347	*	$938	$1,593	$3,347	$307	$938	$1,593	$3,347

*The contracts sold under this prospectus do not permit annuitization during the first two Contract Years.

1 The total Variable Account charges associated with the most expensive allowable combination of optional benefits may be higher or lower depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets.  For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.

Synopsis of the Contracts

The annuity described in this prospectus is intended to provide benefits to a single or joint owner and his/her beneficiaries.  The contracts described in this prospectus are individual flexible purchase payment contracts.

The contracts can be categorized as:

•	Charitable Remainder Trusts;
•	Individual Retirement Annuities ("IRAs");
•	Investment-Only Contracts (Qualified Plans);
•	Non-Qualified Contracts;
•	Roth IRAs;
•	Simplified Employee Pension IRAs ("SEP IRAs"); and
•	Simple IRAs.

For more detailed information with regard to the differences in contract types, see "Appendix C: Contract Types and Tax Information."  Prospective purchasers may apply to purchase a contract through broker dealers that have entered into a selling agreement with Nationwide Investment Services Corporation.

Surrenders/Withdrawals

Contract Owners may generally withdraw some or all of their Contract Value at any time prior to annuitization by notifying the Service Center in writing (see "Surrender/Withdrawal Prior to Annuitization").  After the Annuitization Date, withdrawals are not permitted (see "Surrender/Withdrawal After Annuitization").

7

Minimum Initial and Subsequent Purchase Payments

For all contract types the minimum initial purchase payment is $25,000.  A Contract Owner will meet the minimum initial purchase payment requirement by making purchase payments equal to $25,000 over the course of the first Contract Year.

The minimum subsequent purchase payment is $1,000.  However, for subsequent purchase payments sent via electronic deposit, the minimum subsequent purchase payment is $150.  Some states have different minimum initial and subsequent purchase payment amounts, and subsequent purchase payments may not be permitted in all states.  Contact the Service Center for information on purchase payments in a particular state.  In addition, the Nationwide Lifetime Income Track option may restrict the Contract Owner's ability to make subsequent purchase payments (see "Dollar Limit Restrictions").

Nationwide reserves the right to refuse any purchase payment that would result in the cumulative total for all contracts issued by Nationwide on the life of any one Annuitant or owned by any one Contract Owner to exceed $1,000,000.   Its decision as to whether or not to accept a purchase payment in excess of that amount will be based on one or more factors, including, but not limited to: age, spouse age (if applicable), Annuitant age, state of issue, total purchase payments, optional benefits elected, current market conditions, and current hedging costs.  All such decisions will be based on internally established actuarial guidelines and will be applied in a non-discriminatory manner.  In the event that we do not accept a purchase payment under these guidelines, we will immediately return the purchase payment in its entirety in the same manner as it was received.  If we accept the purchase payment, it will be applied to the contract immediately and will receive the next calculated Accumulation Unit value (see "Pricing").  Any references in this prospectus to purchase payment amounts in excess of $1,000,000 are assumed to have been approved by Nationwide.

Nationwide prohibits subsequent purchase payments made after death of the Contract Owner(s), the Annuitant, or Co-Annuitant. If upon notification of death of the Contract Owner(s), the Annuitant, or Co-Annuitant, it is determined that death occurred prior to a subsequent purchase payment being made, Nationwide reserves the right to return the purchase payment.

Dollar Limit Restrictions

In addition to the potential purchase payment restriction listed above, certain features of the contract have additional purchase payment and/or Contract Value limitations associated with them:

Annuitization.  Annuity payment options will be limited if the Contract Owner submits total purchase payments in excess of $2,000,000.  Furthermore, if the amount to be annuitized is greater than $5,000,000, we may limit both the amount that can be annuitized on a single life and the annuity payment options (see "Annuity Payment Options").

Death benefit calculations.  Purchase payments up to $3,000,000 will result in a higher death benefit payment than purchase payments in excess of $3,000,000 (see "Death Benefit Calculations").

Optional rider.  If the Contract Owner elects the Nationwide Lifetime Income Track option, subsequent purchase payments may be limited to an aggregate total of $50,000 per calendar year.

Charges and Expenses

Mortality and Expense Risk Charge

Nationwide deducts a Mortality and Expense Risk Charge equal to an annualized rate of 0.20% of the Daily Net Assets of the Variable Account.  The Mortality and Expense Risk Charge compensates Nationwide for providing the insurance benefits under the contract, including the contract's standard death benefit that provides a guaranteed death benefit to the beneficiary(ies) even if the market declines.  It also compensates Nationwide for assuming the risk that Annuitants will live longer than assumed.  Finally, the Mortality and Expense Risk Charge compensates Nationwide for guaranteeing that charges will not increase regardless of actual expenses.  Nationwide may realize a profit from this charge.

Administrative Charge

Nationwide deducts an Administrative Charge equal to an annualized rate of 0.20% of the Daily Net Assets of the Variable Account.  The Administrative Charge reimburses Nationwide for administrative costs it incurs resulting from providing contract benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses.  Nationwide may realize a profit from this charge.

Death Benefit Option

The contract contains a standard death benefit (the greater of (i) the Contract Value or (ii) the total purchase payments less amounts withdrawn by the Contract Owner) at no additional charge.  In lieu of the standard death benefit, an applicant may elect the One-Year Enhanced Death Benefit Option at the time of application for an additional charge at the annualized rate of 0.20% of the Daily Net Assets of the Variable Account.  The One-Year Enhanced Death Benefit Option is only available for contracts with Annuitants age 80 or younger at the time of application.  The optional death benefit may provide a greater death benefit than the standard death benefit (see "Death Benefit Calculations").

Nationwide Lifetime Income Track Option

After the Contract Owner reaches age 59½ (or if the Joint Option for the Nationwide Lifetime Income Track option is elected, both spouses reach age 59½) the Nationwide Lifetime Income Track option provides for lifetime withdrawals, up to a certain amount each year, even after the Contract Value is $0, provided that the Contract Owner does not deplete the Current Income Benefit Base by taking early or excess withdrawals and does not make certain assignments or Contract Owner changes.  Investment Restrictions apply.  The Nationwide Lifetime Income Track option is only available under the contract at the time of application.  The Contract Owner (or the Annuitant in the case of a non-natural Contract Owner) must be age 85 or younger at the time of application.

If the applicant elects the Nationwide Lifetime Income Track option, Nationwide will deduct an additional charge not to

8

exceed 1.50% of the Current Income Benefit Base, which is the amount upon which the Lifetime Withdrawal Amount is based.  Currently, the charge for the Nationwide Lifetime Income Track option is 0.80% of the Current Income Benefit Base.  The charge is deducted on each Nationwide Lifetime Income Track Anniversary and is taken from the Sub-Accounts proportionally based on contract allocations at the time the charge is deducted.

Election of the Nationwide Lifetime Income Track option requires that the Contract Owner, until annuitization, allocate the entire Contract Value to a limited set of investment options. If the Contract Value is greater than $0, then Lifetime Withdrawals are paid from the Contract Owner's Contract Value. If the Contract Value is equal to or less than $0, then Lifetime Withdrawals are paid from Nationwide's General Account.  Lifetime Withdrawals paid from the General Account are subject to Nationwide's creditors and ultimately, its overall claims paying ability.  Certain actions by the Contract Owner will terminate this optional benefit.  The cost of the Nationwide Lifetime Income Track option may exceed the benefit.

Early withdrawals and excess withdrawals that reduce the Current Income Benefit Base to $0 will automatically terminate the Nationwide Lifetime Income Track option.

Joint Option for the Nationwide Lifetime Income Track Option

The Joint Option for the Nationwide Lifetime Income Track option ("Joint Option") allows a surviving spouse to continue to receive, for the duration of his/her lifetime, the benefit associated with the Nationwide Lifetime Income Track option, provided that certain conditions are satisfied. The Joint Option is only available for election if and when the Nationwide Lifetime Income Track option is elected.

If the applicant elects the Joint Option, Nationwide will deduct an additional charge not to exceed 0.40% of the Current Income Benefit Base.  Currently, the charge for the Joint Option is 0.15% of the Current Income Benefit Base.  In addition, if the Joint Option is elected, the Lifetime Withdrawal Percentages will be reduced.  The Contract Owner’s spouse (or the Annuitant’s spouse in the case of a non-natural Contract Owner) must be age 85 or younger at the time of application.  The charge is deducted at the same time and in the same manner as the Nationwide Lifetime Income Track option charge. The cost of the Joint Option (including the reduction in the Lifetime Withdrawal Percentages) may exceed the benefit.

Charges for Optional Benefits

The charges associated with optional benefits are only assessed prior to annuitization.

Underlying Mutual Fund Annual Expenses

The underlying mutual funds charge fees and expenses that are deducted from underlying mutual fund assets.  These fees and expenses are in addition to the fees and expenses assessed by the contract.  The prospectus for each underlying mutual fund provides information regarding the fees and expenses applicable to the fund (see "The Variable Account and Underlying Mutual Funds").

Short-Term Trading Fees

Some underlying mutual funds may assess (or reserve the right to assess) a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.  Any short-term trading fee assessed by any underlying mutual fund available in conjunction with the contracts described in this prospectus will equal 1% of the amount determined to be engaged in short-term trading.

Annuity Payments

On the Annuitization Date, annuity payments begin (see "Annuity Commencement Date" and "Annuitizing the Contract").  Annuity payments will be based on the annuity payment option chosen prior to annuitization.  Nationwide will send annuity payments no later than seven days after each annuity payment date.

Taxation

How distributions from an annuity contract are taxed depends on the type of contract issued and the purpose for which the contract is purchased.  Generally, distributions from an annuity contract, including the payment of death benefits, are taxable to the extent they exceed investment in the contract.  Nationwide will charge against the contract any premium taxes levied by any governmental authority.  Premium tax rates currently range from 0% to 5% (see "Premium Taxes" and "Appendix C: Contract Types and Tax Information").

Death Benefit

An applicant may elect the standard death benefit (at no additional cost) or may elect the One-Year Enhanced Death Benefit Option for an additional charge (see "Death Benefits").  If no election is made at the time of application, the death benefit will be the standard death benefit.

Right to Examine and Cancel

Under state insurance laws, Contract Owners have the right, during a limited period of time, to examine their contract and decide if they want to keep it or cancel it.  This right is referred to as a "free look" right.  The length of this time period depends on state law and may vary depending on whether your purchase is replacing another annuity contract you own.

If the Contract Owner elects to cancel the contract pursuant to the free look provision, where required by law, Nationwide will return the greater of the Contract Value or the amount of purchase payment(s) applied during the free look period, less any withdrawals from the contract and applicable federal and state income tax withholding.  Otherwise, Nationwide will return the Contract Value, less any withdrawals from the contract and applicable federal and state income tax withholding (see "Right to Examine and Cancel").

Condensed Financial Information

The value of an Accumulation Unit is determined on the basis of changes in the per share value of the underlying mutual funds and the assessment of Variable Account charges which may vary from contract to contract (see "Determining the Contract Value").  Since this annuity contract was not

9

available as of December 31, 201 2 , there are no Accumulation Unit values available.

Financial Statements

Financial statements for the Variable Account and consolidated financial statements for Nationwide are located in the Statement of Additional Information.  A current Statement of Additional Information may be obtained, without charge, by contacting the Service Center.

Nationwide Life Insurance Company

Nationwide, the depositor, is a stock life insurance company organized under Ohio law in March 1929, with its home office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide is a provider of life insurance, annuities and retirement products.  It is admitted to do business in all states, the District of Columbia and Puerto Rico.

Nationwide is a member of the Nationwide group of companies.  Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company (the "Companies") are the ultimate controlling persons of the Nationwide group of companies.  The Companies were organized under Ohio law in December 1925 and 1933 respectively.  The Companies engage in a general insurance and reinsurance business, except life insurance.

Nationwide Investment Services Corporation

The contracts are distributed by the general distributor, Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215.  NISC is a wholly owned subsidiary of Nationwide.

Investing in the Contract

The Variable Account and Underlying Mutual Funds

Nationwide Variable Account-II is a variable account that invests in the underlying mutual funds listed in "Appendix A: Underlying Mutual Funds."  Nationwide established the Variable Account on October 7, 1981 pursuant to Ohio law.  Although the Variable Account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the Variable Account.

Income, gains, and losses credited to, or charged against, the Variable Account reflect the Variable Account's own investment experience and not the investment experience of Nationwide's other assets.  The Variable Account's assets are held separately from Nationwide's assets and are not chargeable with liabilities incurred in any other business of Nationwide.  Nationwide is obligated to pay all amounts promised to Contract Owners under the contracts.

The Variable Account is divided into Sub-Accounts, each of which invests in shares of a single underlying mutual fund.  Nationwide uses the assets of each Sub-Account to buy shares of the underlying mutual funds based on Contract Owner instructions.

Contract Owners receive underlying mutual fund prospectuses when they make their initial Sub-Account allocations and any time they change those allocations.  Contract Owners can obtain prospectuses for underlying funds free of charge at any other time by contacting the Service Center.  Contract Owners should read these prospectuses carefully before investing.

Underlying mutual funds in the Variable Account are NOT publicly traded mutual funds.  They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies, or in some cases, through participation in certain qualified pension or retirement plans.

The investment advisors of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives.  However, the underlying mutual funds are NOT directly related to any publicly traded mutual fund.  Contract Owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the Variable Account.  The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

The particular underlying mutual funds available under the contract may change from time to time.  Specifically, underlying mutual funds or underlying mutual fund share classes that are currently available may be removed or closed off to future investment.  New underlying mutual funds or new share classes of currently available underlying mutual funds may be added.  Contract Owners will receive notice of any such changes that affect their contract.  Additionally, the Nationwide Lifetime Income Track option limits the list of the Sub-Accounts available in connection with that option.

In the future, additional underlying mutual funds managed by certain financial institutions, brokerage firms or their affiliates may be added to the Variable Account.  These additional underlying mutual funds may be offered exclusively to purchasing customers of the particular financial institution or brokerage firm, or through other exclusive distribution arrangements.

Voting Rights

Contract Owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights.  Nationwide will vote Contract Owner shares at special shareholder meetings based on Contract Owner instructions.  However, if the law changes and Nationwide is allowed to vote in its own right, it may elect to do so.

Contract Owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholders' vote as soon as possible before the shareholder meeting.  Notification will contain proxy materials and a form with which to give Nationwide voting instructions.  Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.  What this means to you is that when only a small number of Contract Owners vote, each vote has a greater impact on, and may control, the outcome.

The number of shares which a Contract Owner may vote is determined by dividing the cash value of the amount they have

10

allocated to an underlying mutual fund by the Net Asset Value of that underlying mutual fund.  Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide.  Nationwide does not anticipate any disadvantages to this.  However, it is possible that a conflict may arise between the interests of the Variable Account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the Contract Owners and those of other companies.  If a material conflict occurs, Nationwide will take whatever steps are necessary to protect Contract Owners and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occurs:

(1)	shares of a current underlying mutual fund are no longer available for investment; or

(2)	further investment in an underlying mutual fund is inappropriate.

No substitution of shares may take place without the prior approval of the SEC.  All affected Contract Owners will be notified in the event there is a substitution of shares.

Deregistration of the Variable Account

Nationwide may deregister the Variable Account under the 1940 Act in the event the Variable Account meets an exemption from registration under the 1940 Act, if there are no shareholders in the separate account, or for any other purpose approved by the SEC.

No deregistration may take place without the prior approval of the SEC.  All affected Contract Owners will be notified in the event Nationwide deregisters the Variable Account.

Contacting the Service Center

All inquiries, paperwork, information requests, service requests, and transaction requests should be made to the Service Center:

•	by telephone at 1-800-848-6331 (TDD 1-800-238-3035)

•	by mail to P.O. Box 182021, Columbus, Ohio 43218-2021

•	by fax at 1-888-634-4472

•	by Internet at www.nationwide.com.

Nationwide reserves the right to restrict or remove the ability to submit service requests via Internet, phone, or fax upon written notice.

Not all methods of communication are available for all types of requests.  To determine which methods are permitted for a particular request, refer to the specific transaction provision in this prospectus, or call the Service Center.  Requests submitted by means other than described in this prospectus could be returned or delayed.

Service and transaction requests will generally be processed on the Valuation Date they are received at the Service Center as long as the request is in good order.  Good order generally means that all necessary information to process the request is complete and in a form acceptable to Nationwide.  If a request is not in good order, Nationwide will take reasonable actions to obtain the information necessary to process the request.  Requests that are not in good order may be delayed or returned.  Nationwide reserves the right to process any purchase payment or withdrawal request sent to a location other than the Service Center on the Valuation Date it is received at the Service Center.

Nationwide may be required to provide information about your contract to government regulators.  If mandated under applicable law, Nationwide may be required to reject a purchase payment and to refuse to process transaction requests for transfers, withdrawals, loans, and/or death benefits until instructed otherwise by the appropriate regulator.

Nationwide will use reasonable procedures to confirm that instructions are genuine and will not be liable for following instructions that it reasonably determined to be genuine.  Nationwide may record telephone requests.  Telephone and computer systems may not always be available.  Any telephone system or computer, whether yours or Nationwide's, can experience outages or slowdowns for a variety of reasons.  The outages or slowdowns could prevent or delay processing.  Although Nationwide has taken precautions to support heavy use, it is still possible to incur an outage or delay.  To avoid technical difficulties, submit transaction requests by mail.

The Contract in General

In order to comply with the USA Patriot Act and rules promulgated thereunder, Nationwide has implemented procedures designed to prevent contracts described in this prospectus from being used to facilitate money laundering or the financing of terrorist activities.

Due to state law variations, the options and benefits described in this prospectus may vary or may not be available depending on the state in which the contract is issued.  Possible state law variations include, but are not limited to, minimum initial and subsequent purchase payment amounts, age issuance limitations, availability of certain investment options, optional benefits, free look rights, annuity payment options, ownership and interests in the contract, assignment, and death benefit calculations.  This prospectus describes all the material features of the contract. To review a copy of the contract and any endorsements, contact the Service Center.

If the contract described in this prospectus is purchased to replace another variable annuity, be aware that the mortality tables used to determine the amount of annuity payments may be less favorable than those in the contract being replaced.

11

Except in certain circumstances involving fraud and where permitted by state law, Nationwide will not contest the contract after it has been in force during the lifetime of the Annuitant for two years after the date of contract issuance or effective date of certain contract changes, as defined in the contract.

The annuity described in this prospectus is intended to provide benefits to a single individual and his/her beneficiaries.  It is not intended to be used by institutional investors, in connection with other Nationwide contracts that have the same Annuitant, or in connection with other Nationwide contracts that have different Annuitants, but the same Contract Owner.  If Nationwide determines that the risks it intended to assume in issuing the contract have been altered by misusing the contract as described above, Nationwide reserves the right to take any action it deems necessary to reduce or eliminate the altered risk.  Nationwide also reserves the right to take any action it deems necessary to reduce or eliminate altered risk resulting from materially false, misleading, incomplete or otherwise deficient information provided by the Contract Owner.

These contracts are offered to customers of various financial institutions and brokerage firms.  No financial institution or brokerage firm is responsible for any of the contractual insurance benefits and features guaranteed under the contracts.  Certain features under this contract provide guarantees.  These guarantees are the sole responsibility of Nationwide.  Any guaranteed amount that exceeds the Contract Value is: (i) paid from Nationwide’s General Account; and (ii) subject to the rights of Nationwide’s creditors and ultimately, its overall claims paying ability.

In general, deferred variable annuities are long-term investments; they are not intended as short-term investments.  Deferred variable annuities are not intended to be sold to a terminally ill Contract Owner or Annuitant.  Accordingly, Nationwide has designed the contract to offer features, pricing, and investment options that encourage long-term ownership.  It is very important that Contract Owners and prospective Contract Owners understand all the costs associated with owning a contract, and if and how those costs change during the lifetime of the contract.  Contract and optional charges may not be the same in later Contract Years as they are in early Contract Years.  The various contract and optional benefit charges are assessed in order to compensate Nationwide for administrative services, distribution and operational expenses, and assumed actuarial risks associated with the contract.

Following is a discussion of some relevant factors that may be of particular interest to prospective investors.

Distribution, Promotional, and Sales Expenses

No commissions are payable on the sale of a contract described in this prospectus.  However, Nationwide may pay the selling firms a marketing allowance, which is based on the firm's ability and demonstrated willingness to promote and market Nationwide's products.  How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities that may contribute to the promotion and marketing of Nationwide's products.  For more information on the exact compensation arrangement associated with this contract, please consult your registered representative.

Underlying Mutual Fund Payments

Nationwide's Relationship with the Underlying Mutual Funds

The underlying mutual funds incur expenses each time they sell, administer, or redeem their shares.  The Variable Account aggregates Contract Owner purchase, redemption, and transfer requests and submits net or aggregated purchase/redemption requests to each underlying mutual fund daily.  The Variable Account (not the Contract Owners) is the underlying mutual fund shareholder.  When the Variable Account aggregates transactions, the underlying mutual fund does not incur the expense of processing individual transactions it would normally incur if it sold its shares directly to the public.  Nationwide incurs these expenses instead.

Nationwide also incurs the distribution costs of selling the contract (as discussed above), which benefit the underlying mutual funds by providing Contract Owners with Sub-Account options that correspond to the underlying mutual funds.

An investment advisor or subadvisor of an underlying mutual fund or its affiliates may provide Nationwide or its affiliates with wholesaling services that assist in the distribution of the contract and may pay Nationwide or its affiliates to participate in educational and/or marketing activities.  These activities may provide the advisor or subadvisor (or their affiliates) with increased exposure to persons involved in the distribution of the contract.

Types of Payments Nationwide Receives

In light of the above, the underlying mutual funds and their affiliates make certain payments to Nationwide or its affiliates (the "payments").  The amount of these payments is typically based on a percentage of assets invested in the underlying mutual funds attributable to the contracts and other variable contracts Nationwide and its affiliates issue, but in some cases may involve a flat fee.  These payments may be used by us for any corporate purpose, which include reducing the prices of the contracts, paying expenses that Nationwide or its affiliates incur in promoting, marketing, and administering the contracts and the underlying mutual funds, and achieving a profit.

Nationwide or its affiliates receive the following types of payments:

•	Underlying mutual fund 12b-1 fees, which are deducted from underlying mutual fund assets;

•	Sub-transfer agent fees or fees pursuant to administrative service plans adopted by the underlying mutual fund, which may be deducted from underlying mutual fund assets; and

•
Payments by an underlying mutual fund's advisor or subadvisor (or its affiliates).  Such payments may be derived, in whole or in part, from the advisory fee, which is deducted from underlying mutual fund assets and is reflected in mutual fund charges.

Furthermore, Nationwide benefits from assets invested in Nationwide's affiliated underlying mutual funds (i.e., Nationwide Variable Insurance Trust) because its affiliates also receive compensation from the underlying mutual funds

12

for investment advisory, administrative, transfer agency, distribution, and/or other services.  Thus, Nationwide may receive more revenue with respect to affiliated underlying mutual funds than unaffiliated underlying mutual funds.

Nationwide took into consideration the anticipated payments from the underlying mutual funds when we determined the charges imposed under the contracts (apart from fees and expenses imposed by the underlying mutual funds).  Without these payments, Nationwide would have imposed higher charges under the contract.

Amount of Payments Nationwide Receives

Most underlying mutual funds or their affiliates have agreed to make payments to Nationwide or its affiliates, although the applicable percentages may vary from underlying mutual fund to underlying mutual fund and some may not make any payments at all.  Because the amount of the actual payments Nationwide and its affiliates receive depends on the assets of the underlying mutual funds attributable to the contract, Nationwide and its affiliates may receive higher payments from underlying mutual funds with lower percentages (but greater assets) than from underlying mutual funds that have higher percentages (but fewer assets).

Identification of Underlying Mutual Funds

Nationwide may consider several criteria when identifying the underlying mutual funds, including some or all of the following:  investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, and fund expenses.  Another factor Nationwide considers during the identification process is whether the underlying mutual fund's advisor or subadvisor is one of our affiliates or whether the underlying mutual fund, its advisor, its subadvisor(s), or an affiliate will make payments to us or our affiliates.

There may be underlying mutual funds with lower fees, as well as other variable contracts that offer underlying mutual funds with lower fees.  You should consider all of the fees and charges of the contract in relation to its features and benefits when making your decision to invest.  Please note that higher contract and underlying mutual fund fees and charges have a direct effect on and will lower your investment performance.

Profitability

Nationwide does consider profitability when determining the charges in the contract.  In early Contract Years, Nationwide does not anticipate earning a profit, since that is a time when administrative and distribution expenses are typically higher.  Nationwide does, however, anticipate earning a profit in later Contract Years.  In general, Nationwide's profit will be greater the higher the investment return and the longer the contract is held.

Contract Modification

Nationwide may modify the contract, but no modification will affect the amount or term of any contract unless a modification is required to conform the contract to applicable federal or state law.  No modification will affect the method by which Contract Value is determined.

Standard Charges and Deductions

Mortality and Expense Risk Charge

Nationwide deducts a Mortality and Expense Risk Charge that is reflected in the daily unit value calculations. The charge is equal to an annualized rate of 0.20% of the Daily Net Assets of the Variable Account.  This fee compensates Nationwide for providing the insurance benefits under the contract, including the contract's standard death benefit.  It also compensates Nationwide for assuming the risk that Annuitants will live longer than assumed.  Finally, the Mortality and Expense Risk Charge compensates Nationwide for guaranteeing that charges will not increase regardless of actual expenses.  Nationwide may realize a profit from this charge.

Administrative Charge

Nationwide deducts an Administrative Charge that is reflected in the daily unit value calculations. The charge is equal to an annualized rate of 0.20% of the Daily Net Assets of the Variable Account.  This fee reimburses Nationwide for administrative costs it incurs resulting from providing contract benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees, as well as various related expenses.  Nationwide may realize a profit from this charge.

Premium Taxes

Nationwide will charge against the Contract Value any premium taxes levied by a state or other government entity.  Premium tax rates currently range from 0% to 5%.  This range is subject to change.  Nationwide will assess premium taxes to the contract at the time Nationwide is assessed the premium taxes by the state.  Premium tax requirements vary from state to state.  Premium taxes may be deducted from death benefit proceeds.

Short-Term Trading Fees

Some underlying mutual funds may assess (or reserve the right to assess) a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of allocation to the Sub-Account.

Short-term trading fees are intended to compensate the underlying mutual fund (and Contract Owners with interests allocated in the underlying mutual fund) for the negative impact on fund performance that may result from frequent, short-term trading strategies.  Short-term trading fees are not intended to affect the large majority of Contract Owners not engaged in such strategies.

Any short-term trading fee assessed by any underlying mutual fund available in conjunction with the contracts described in this prospectus will equal 1% of the amount determined to be engaged in short-term trading.  Short-term trading fees will only apply to those Sub-Accounts corresponding to underlying mutual funds that charge such fees (see the underlying mutual fund prospectus).  Contract Owners are responsible for monitoring the length of time allocations are held in any particular underlying mutual fund.  Nationwide will not provide advance notice of the assessment of any applicable short-term trading fee.

13

To determine whether a particular underlying mutual fund assesses (or reserves the right to assess) a short-term trading fee, see "Appendix A: Underlying Mutual Funds."

If a short-term trading fee is assessed, the underlying mutual fund will charge the Variable Account 1% of the amount determined to be engaged in short-term trading.  The Variable Account will then pass the short-term trading fee on to the specific Contract Owner that engaged in short-term trading by deducting an amount equal to the short-term trading fee from that Contract Owner's Sub-Account value.  All such fees will be remitted to the underlying mutual fund; none of the fee proceeds will be retained by Nationwide or the Variable Account.

When multiple purchase payments (or exchanges) are made to a Sub-Account that is subject to short-term trading fees, transfers will be considered to be made on a first in/first out (FIFO) basis for purposes of determining short-term trading fees.  In other words, units held the longest time will be treated as being transferred first, and units held for the shortest time will be treated as being transferred last.

Some transactions are not subject to the short-term trading fees.  Transactions that are not subject to short-term trading fees include:

•	scheduled and systematic transfers, such as Dollar Cost Averaging, Asset Rebalancing, and Systematic Withdrawals;

•	withdrawals;

•	withdrawals of Annuity Units to make annuity payments;

•	withdrawals of Accumulation Units to pay a death benefit; or

•	transfers made upon annuitization of the contract.

New share classes of certain currently available underlying mutual funds may be added as investment options under the contracts.  These new share classes may require the assessment of short-term trading or redemption fees.  When these new share classes are added, new purchase payment allocations and exchange reallocations to the underlying mutual funds in question may be limited to the new share class.

Optional Contract Benefits, Charges, and Deductions

For an additional charge, the following optional benefits are available to applicants.  Unless otherwise indicated:

(1)	optional benefits must be elected at the time of application;

(2)	optional benefits, once elected, may not be terminated; and

(3)	the charges associated with the optional benefits will be assessed until annuitization.

One-Year Enhanced Death Benefit Option

In lieu of the standard death benefit, applicants with Annuitants age 80 or younger at the time of application can elect the One-Year Enhanced Death Benefit Option for an additional charge equal to an annualized rate of 0.20% of the Daily Net Assets of the Variable Account.  Nationwide may realize a profit from the charge assessed for this option.

If the Annuitant dies before the Annuitization Date, the death benefit will be the greatest of:

(1)	the Contract Value as of the date that Nationwide receives all the information necessary to pay the death benefit;

(2)	the total of all purchase payments, less an adjustment for amounts withdrawn; or

(3)
the highest Contract Value on any Contract Anniversary prior to the Annuitant's 86th birthday, less an adjustment for amounts subsequently withdrawn, plus purchase payments received after that Contract Anniversary.

The adjustment for amounts withdrawn will reduce items (2) and (3) above in the same proportion that the Contract Value was reduced on the date(s) of the partial withdrawals.

Note: For Contract Owners who have elected this option, if the total of all purchase payments made to the contract is greater than $3,000,000, the death benefit will be adjusted as described in "Death Benefit Calculations."  The practical effect of the adjustment is that the beneficiary recovers a lesser percentage of purchase payments in excess of $3,000,000 than for purchase payments up to $3,000,000, but in no event will the beneficiary receive less than the Contract Value.

The One-Year Enhanced Death Benefit Option also includes the Spousal Protection Feature, which allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse (see "Spousal Protection Feature").

Nationwide Lifetime Income Track

After the Contract Owner reaches age 59½ (or if the Joint Option is elected, both spouses reach age 59½) (the "Withdrawal Start Date"), the Nationwide Lifetime Income Track option provides for Lifetime Withdrawals, up to a certain amount each year, even after the Contract Value is $0, provided that the Contract Owner does not deplete the Current Income Benefit Base by taking early or excess withdrawals and does not make certain assignments or Contract Owner changes.  Investment restrictions apply.  The age of the person upon which the benefit depends (the "determining life") must be 85 or younger at the time of application.  For most contracts, the determining life is that of the Contract Owner.  For those contracts where the Contract Owner is a non-natural person, for purposes of this option, the determining life is that of the Annuitant, and all references in this option to "Contract Owner" shall mean Annuitant.  If, in addition to the Annuitant, a Co-Annuitant or joint annuitant has been elected, the determining life will be that of the younger Annuitant.  The determining life may not be changed.

14

Availability

The Nationwide Lifetime Income Track option is available under the contract at the time of application. The Nationwide Lifetime Income Track option is not available on beneficially owned contracts – those contracts that are inherited by a beneficiary and the beneficiary continues to hold the contract as a beneficiary (as opposed to treating the contract as his/her own) for tax purposes.  However, if such contract becomes beneficially owned by the spouse of the Contract Owner, and the Joint Option for the Nationwide Lifetime Income Track option is elected, then the spouse may keep the Nationwide Lifetime Income Track option.  However, once a contract becomes beneficially owned, the contract will not receive the benefit of the required minimum distribution privilege (see " RMD P rivilege ") .

Nationwide Lifetime Income Track Charge

In exchange for this lifetime withdrawal benefit, Nationwide will assess an annual charge not to exceed 1.50% of the Current Income Benefit Base.  The current charge for the Nationwide Lifetime Income Track option is 0.80% of the Current Income Benefit Base.  The current charge associated with the Nationwide Lifetime Income Track option will not change, except, possibly, upon the Contract Owner's election to reset the benefit base, as discussed herein.  If the current charge does change, it will not exceed the maximum charge of 1.50% of the Current Income Benefit Base.

The charge will be assessed on each Nationwide Lifetime Income Track Anniversary and will be deducted via redemption of Accumulation Units.   The charge will be assessed until annuitization.   A prorated charge will also be deducted upon full surrender of the contract.  Accumulation Units will be redeemed proportionally from each Sub-Account in which the Contract Owner is invested at the time the charge is taken.  Amounts redeemed as the Nationwide Lifetime Income Track option charge will not negatively impact calculations associated with other benefits elected or available under the contract.

Lifetime Income Option Investment Requirements

Election of the Nationwide Lifetime Income Track option requires that the Contract Owner, until annuitization, allocate the entire Contract Value to a limited set of investment options currently available in the contract.  For the list of investment options available under the Nationwide Lifetime Income Track option, see "Income Benefit Investment Options."  Allocation requests to investment options other than those listed in the "Income Benefit Investment Options" section will not be honored; they will be treated as though no allocation request was submitted.

Dollar Cost Averaging programs for the Nationwide Lifetime Income Track option are not available.

Transfers Among Permitted Investment Options

The Contract Owner may reallocate the Contract Value among the limited set of investment options in accordance with the "Transfers Prior to Annuitization" provision.  The Contract Owner may reallocate the Contract Value within the Custom Portfolio Asset Rebalancing Service in accordance with that provision.  Additionally, Contract Owners may change from the Custom Portfolio Asset Rebalancing Service to the permitted investment options, and vice versa.

Subsequent Purchase Payments

Subsequent purchase payments are permitted under the Nationwide Lifetime Income Track option as long as the Contract Value is greater than $0.  There may be instances where a subsequent purchase payment creates a financial risk that Nationwide is unwilling to bear.  If this occurs, Nationwide may exercise its right to refuse subsequent purchase payments which total in aggregate $50,000 or more in any calendar year.  The $50,000 threshold will take into consideration all contracts issued by Nationwide to a particular Contract Owner or using the same determining life.  If Nationwide exercises this right to refuse a purchase payment, the entire purchase payment that causes the aggregate amount to exceed $50,000 will be immediately returned to the Contract Owner in the same form in which it was received.  Generally, Nationwide may invoke this right in times of economic instability.  Contract Owners may contact the Service Center to find out if Nationwide will accept a particular subsequent purchase payment.

Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal

Upon election of the Nationwide Lifetime Income Track option, the Original Income Benefit Base is equal to the Contract Value.  Thereafter, Nationwide tracks, on a continuous basis, the Current Income Benefit Base which is used to calculate the Lifetime Withdrawal Amount.

The Current Income Benefit Base for the Nationwide Lifetime Income Track option will equal the highest Contract Value on any Nationwide Lifetime Income Track Anniversary (unless the Contract Owner cancels this automatic reset feature as described in "Reset Opportunities") adjusted by the following:

(1)
Additional purchase payments submitted after the Nationwide Lifetime Income Track option is elected. Additional purchase payments will result in an immediate increase to the Current Income Benefit Base equal to the dollar amount of the additional purchase payment(s).

(2)
Early withdrawals, which are withdrawals taken from the contract prior to the Withdrawal Start Date. Early withdrawals will result in a decrease to the Current Income Benefit Base. The amount of that decrease will be the greater of (a) or (b), where:

(a)	= the dollar amount of the early withdrawal; and

(b)	= a figure representing the proportional amount of the early withdrawal. This amount is determined by the following formula:

Gross dollar amount of the early withdrawal	X	Current Income Benefit Base prior to the withdrawal
Contract Value

(1)

(2)

In situations where the Contract Value exceeds the existing Current Income Benefit Base, early withdrawals will typically result in a dollar amount reduction to the new Current Income Benefit Base.  In situations where the Contract Value is less than the existing Current

15

Income Benefit Base, early withdrawals will typically result in a proportional reduction to the new Current Income Benefit Base.

(3)
If requested, a one-time Non-Lifetime Withdrawal.  A Non-Lifetime Withdrawal will result in a decrease to the Current Income Benefit Base.  The amount of that decrease will be a figure representing the proportional amount of the Non-Lifetime Withdrawal.  This amount is determined by the following formula:

Gross dollar amount of the Non-Lifetime Withdrawal	X	Current Income Benefit Base prior to the Non-Lifetime Withdrawal
Contract Value

If at any time prior to the first Lifetime Withdrawal the Contract Value equals $0, no additional purchase payments will be accepted and no further benefit base calculations will be made.

Non-Lifetime Withdrawal

After the later of the first Nationwide Lifetime Income Track Anniversary or the Withdrawal Start Date, the Contract Owner may request a one-time withdrawal ("Non-Lifetime Withdrawal") without initiating the lifetime income benefit under the Nationwide Lifetime Income Track option.  The Non-Lifetime Withdrawal will not lock in the Lifetime Withdrawal Percentage.  However, the Non-Lifetime Withdrawal will reduce the Current Income Benefit Base by the proportional amount of the withdrawal.  The proportional amount of the withdrawal is determined by the following formula:
Gross dollar amount of the Non-Lifetime Withdrawal	X	Current Income Benefit Base prior to the Non-Lifetime Withdrawal
Contract Value

All Non-Lifetime Withdrawal requests must be made on a Nationwide form which is available by contacting the Service Center.  If the Contract Owner requests a withdrawal without using the Nationwide form, the withdrawal request will be treated as a Lifetime Withdrawal request and will not be treated as a request for a Non-Lifetime Withdrawal.

A Non-Lifetime Withdrawal cannot be taken after the Contract Owner initiates the Lifetime Withdrawals.

Lifetime Withdrawals

At any time after the Withdrawal Start Date, the Contract Owner may begin taking the lifetime income benefit by taking a withdrawal from the contract.  Unless the Contract Owner requests a one-time Non-Lifetime Withdrawal, the first withdrawal after the Withdrawal Start Date constitutes the first Lifetime Withdrawal, even if such withdrawal is taken to meet minimum distribution requirements under the Internal Revenue Code or is taken to pay advisory or investment management fees.  Nationwide will surrender Accumulation Units proportionally from the Sub-Accounts as of the date of the withdrawal request.  As with any withdrawal, Lifetime Withdrawals reduce the Contract Value and consequently, the amount available for annuitization.

At the time of the first Lifetime Withdrawal, the Current Income Benefit Base is locked in and will not change unless the Contract Owner takes excess withdrawals, elects a reset opportunity (both discussed later in this provision), or submits additional purchase payments.  As long as the Nationwide Lifetime Income Track option is in effect, additional purchase payments submitted after the first Lifetime Withdrawal will increase the Current Income Benefit Base by the amount of the purchase payment.

Simultaneously, the Lifetime Withdrawal Percentage is determined as indicated in the following tables:

If the first Lifetime Withdrawal is taken prior to fifth Nationwide Lifetime Income Track Anniversary:

Contract Owner’s Age (at time of first Lifetime Withdrawal)	Lifetime Withdrawal Percentage
59½ through 64	4.00%
65 through 74	4.50%
75 through 80	5.00%
81 and older	5.50%

If the first Lifetime Withdrawal is taken on or after the fifth Nationwide Lifetime Income Track Anniversary:

Contract Owner’s Age (at time of first Lifetime Withdrawal)	Lifetime Withdrawal Percentage
59½ through 64	4.50%
65 through 74	5.00%
75 through 80	5.50%
81 and older	6.00%

For contracts that elect the Joint Option for the Nationwide Lifetime Income Track option, the Lifetime Withdrawal Percentages will be less than the Lifetime Withdrawal Percentages above (see "Joint Option for the Nationwide Lifetime Income Track").

A Contract Owner will receive the greatest Lifetime Withdrawal Percentage only if he or she does not take a Lifetime Withdrawal from the contract prior to the fifth Nationwide Lifetime Income Track Anniversary and prior to age 81.  Note: The Internal Revenue Code requires that IRAs, SEP IRAs, Simple IRAs, and Investment-Only Contracts begin distributions no later than April 1 of the calendar year following the calendar year in which the Contract Owner reaches age 70½.  Contract Owners subject to minimum required distribution rules may not be able to take advantage of the Lifetime Withdrawal Percentages available at higher age bands if distributions are taken from the contract to meet these Internal Revenue Code requirements.  Contract Owners who elect not to take minimum required distributions from this contract, i.e., they take minimum required distributions from other sources, may be able to take advantage of Lifetime Withdrawal Percentages at the higher age bands.  Consult a qualified tax advisor for more information.

At the time of the first Lifetime Withdrawal and on each Nationwide Lifetime Income Track Anniversary thereafter, the Lifetime Withdrawal Percentage (which remains the same) is multiplied by the Current Income Benefit Base to determine

16

the Lifetime Withdrawal Amount for that year.  The Lifetime Withdrawal Amount is the maximum amount that can be withdrawn from the contract before the next Nationwide Lifetime Income Track Anniversary without reducing the Current Income Benefit Base.  The ability to withdraw the Lifetime Withdrawal Amount will continue until the earlier of the Contract Owner's death or annuitization (assuming the Current Income Benefit Base is not depleted and the option remains in force).

The Contract Owner can elect to set up Systematic Withdrawals or can request each withdrawal separately.  All Lifetime Withdrawal requests must be made on a Nationwide form available by contacting the Service Center.

Each year's Lifetime Withdrawal Amount is non-cumulative.  A Contract Owner cannot take a previous year's Lifetime Withdrawal Amount in a subsequent year without causing an excess withdrawal (see below) that will reduce the Current Income Benefit Base.  Although withdrawals up to the Lifetime Withdrawal Amount do not reduce the Current Income Benefit Base, they do reduce the Contract Value and the death benefit.

Impact of Withdrawals in Excess of the Lifetime Withdrawal Amount

After the Withdrawal Start Date, the Contract Owner is permitted to withdraw Contract Value in excess of the Lifetime Withdrawal Amount provided that the Contract Value is greater than $0.  Withdrawals in excess of the Lifetime Withdrawal Amount will reduce the Current Income Benefit Base, and consequently, the Lifetime Withdrawal Amount calculated for subsequent years.  In the event of excess withdrawals, the Current Income Benefit Base will be reduced by the greater of:

(1)	the gross dollar amount of the withdrawal in excess of the Lifetime Withdrawal Amount; or

(2)	a figure representing the proportional amount of the withdrawal. This amount is determined by the following formula:

Gross dollar amount of the excess withdrawal	X	Current Income Benefit Base prior to the withdrawal
Contract Value (reduced by the amount of the Lifetime Withdrawal Amount withdrawn)

In situations where the Contract Value exceeds the existing Current Income Benefit Base, excess withdrawals will typically result in a dollar amount reduction to the new Current Income Benefit Base.  In situations where the Contract Value is less than the existing Current Income Benefit Base, excess withdrawals will typically result in a proportional reduction to the new Current Income Benefit Base.

The extent to which excess withdrawals negatively impact the overall benefit received under the Nationwide Lifetime Income Track option depends on market conditions and other factors that are specific to each contract.  Consult with an advisor to determine what is best for you based on your individual financial situation and needs.

Once the Contract Value falls to $0 (which could result from Contract Owner withdrawals, market performance, charges, or any combination thereof), the Contract Owner is no longer permitted to submit additional purchase payments or take withdrawals in excess of the Lifetime Withdrawal Amount.  Additionally, there is no Contract Value to annuitize, making the payment of the benefit associated with this option the only income stream producing benefit remaining in the contract.

Note : If the Contract Value falls to $0 as a result of an excess withdrawal, the Current Income Benefit Base will be reduced to $0 and the contract will terminate.

RMD Privilege

Currently, Nationwide allows for an "RMD privilege" whereby Nationwide permits a Contract Owner to withdraw Contract Value in excess of the Lifetime Withdrawal Amount without reducing the Current Income Benefit Base if such excess withdrawal is for the sole purpose of meeting Internal Revenue Code required minimum distributions for this contract.  This RMD privilege does not apply to beneficially owned contracts.  In order to qualify for the RMD privilege, the Contract Owner must:

(1)	be at least 70½ years old as of the date of the request;

(2)	own the contract as an IRA, SEP IRA, Simple IRA, or Investment-Only Contract; and

(3)	submit a completed administrative form in advance of the withdrawal to the Service Center.

Nationwide reserves the right to modify or eliminate the RMD privilege if there is any change to the Internal Revenue Code or IRS rules relating to required minimum distributions, including the issuance of relevant IRS guidance.  If Nationwide exercises this right, Nationwide will provide notice to Contract Owners and any withdrawal in excess of the Lifetime Withdrawal Amount will reduce the remaining Current Income Benefit Base.

Difference between Early Withdrawals and Excess Withdrawals

Early withdrawals and excess withdrawals vary in their impact on the Current Income Benefit Base.

Early withdrawals are taken before the Withdrawal Start Date and the entire amount of the early withdrawal is considered when calculating the reduction to the Current Income Benefit Base.

Excess withdrawals are taken after the Withdrawal Start Date, when the Contract Owner takes withdrawals in excess of the Lifetime Withdrawal Amount, and only the amount in excess of the Lifetime Withdrawal Amount is considered when calculating the reduction to the Current Income Benefit Base.

This means that early withdrawals will have a greater overall negative impact on the Current Income Benefit Base than excess withdrawals, because early withdrawals will impact the Current Income Benefit Base in their entirety, where excess withdrawals will only impact the Current Income Benefit Base by the amount of the withdrawal that was in excess of the Lifetime Withdrawal Amount.

17

Reset Opportunities

Nationwide offers an automatic reset of the Current I ncome B enefit B ase.  If, on any Nationwide Lifetime Income Track Anniversary, the Contract Value exceeds the Current Income Benefit Base, Nationwide will automatically reset the Current Income Benefit Base to equal that Contract Value.  This higher amount will be the new Current Income Benefit Base.  This automatic reset will continue until the first Lifetime Withdrawal.  After the first Lifetime Withdrawal, the automatic reset will continue until either the current price or the list of permitted investment options associated with the Nationwide Lifetime Income Track option changes.

In the event the current price or the list of permitted investment options of the Nationwide Lifetime Income Track option changes after the first Lifetime Withdrawal, the reset opportunities still exist, but are no longer automatic.  An election to reset the Current Income Benefit Base must be made by the Contract Owner to Nationwide.  On or about each Nationwide Lifetime Income Track Anniversary, Nationwide will provide the Contract Owner with information necessary to make this determination.  Specifically, Nationwide will provide: the Contract Value; the Current Income Benefit Base; the current terms and conditions associated with the Nationwide Lifetime Income Track option; and instructions on how to communicate an election to reset the benefit base.

If the Contract Owner elects to reset the Current Income Benefit Base, it will be at the then current terms and conditions of the option as described in the most current prospectus.  If Nationwide does not receive a Contract Owner's election to reset the Current Income Benefit Base within 60 days after the Nationwide Lifetime Income Track Anniversary, Nationwide will assume that the Contract Owner does not wish to reset the Current Income Benefit Base.  If the Current Income Benefit Base is not reset, it will remain the same and the terms and conditions of the Nationwide Lifetime Income Track option will not change (as applicable to that particular contract).

Contract Owners may cancel the automatic reset feature of the Nationwide Lifetime Income Track option by notifying Nationwide as to such election.

Settlement Options

If, after beginning the Lifetime Withdrawals, a Contract Owner's Contract Value falls to $0 and there is still a positive Current Income Benefit Base, Nationwide will provide the Contract Owner with settlement options.  Specifically, Nationwide will provide a notification to the Contract Owner describing the following three options, along with instructions on how to submit the election to Nationwide:

(1)
The Contract Owner can continue to take annual withdrawals of no more than the Lifetime Withdrawal Amount until the death of the Contract Owner (or, if the Joint Option is elected, until the death of the spouse);

(2)	The Contract Owner can elect the Age Based Lump Sum Settlement Option, as described below; or

(3)	If the Contract Owner qualifies after a medical examination, the Contract Owner can elect the Underwritten Lump Sum Settlement Option, as described below.

The options above each result in a different amount ultimately received under the Nationwide Lifetime Income Track option.  The Underwritten Lump Sum Settlement Option will generally pay a larger amount than the Age Based Lump Sum Settlement Option when a Contract Owner is healthier than the normal population.  Regardless of age or health, the Underwritten Lump Sum Settlement Option amount will never be less than the Age Based Lump Sum Settlement Option amount.  Election of the Age Based Lump Sum Settlement Option enables the Contract Owner to receive payment without a medical exam, which could potentially delay payment.  Before selecting a settlement option, consult with a qualified financial advisor to determine which option is best for you based on your individual financial situation and needs.

The Contract Owner will have 60 days from the date of Nationwide's notification letter to make an election ("Notification Period").   Once the Contract Owner makes an election, the election is irrevocable.  If the Contract Owner has started taking Lifetime Withdrawals and does not make an election within the Notification Period, Nationwide will assume that the Contract Owner intends to continue to take withdrawals of the Lifetime Withdrawal Amount.  If the Contract Owner had requested Systematic Withdrawals of the Lifetime Withdrawal Amount prior to the notice, those Systematic Withdrawals will continue.  If the Contract Owner had not requested Systematic Withdrawals prior to the notice, the Contract Owner may request Systematic Withdrawals at any time by contacting the Service Center.

If the Contract Owner has not started taking Lifetime Withdrawals and does not make an election within the Notification Period, Nationwide will initiate the Lifetime Withdrawals on behalf of the Contract Owner and will begin mailing to the Contract Owner on an annual basis an amount equal to the Lifetime Withdrawal Amount .  If Nationwide initiates Lifetime Withdrawals on behalf of the Contract Owner, the first payment of the Lifetime Withdrawal Amount will be sent on the next business day following the Notification Period ("Settlement Payment Date").  Nationwide will then send the Contract Owner the Lifetime Withdrawal Amount annually on the anniversary of the Settlement Payment Date (or the next business day if the anniversary of the Settlement Payment Date does not fall on a business day).  Nationwide will mail a check to the Contract Owner's address on record.  The Contract Owner may contact the Service Center at any time to request Systematic Withdrawals of the Lifetime Withdrawal Amount.

Age Based Lump Sum Settlement Option.  Under the Age Based Lump Sum Settlement Option, in lieu of taking withdrawals of the annual Lifetime Withdrawal Amount, Nationwide will pay the Contract Owner a lump sum equal to the Contract Owner's most recently calculated Lifetime Withdrawal Amount multiplied by the Annual Benefit Multiplier listed below:

18

Contract Owner's Age (as of the date the Age Based Lump Sum Option is elected)	Annual Benefit Multiplier
Up to Age 70	5.5
71-75	4.5
76-80	3.5
81-85	2.5
86-90	2.0
91-95	1.5
96+	1.0

For contracts that have elected the Joint Option for the Nationwide Lifetime Income Track option, if both spouses are living on the date the Age Based Lump Sum Settlement Option is elected, Nationwide will use the age of the younger spouse minus three years to determine the Annual Benefit Multiplier (which may result in a higher Annual Benefit Multiplier and a larger benefit under this option) .  If only one spouse is living on the date the Age Based Lump Sum Settlement Option is elected, Nationwide will use the age of the living spouse to determine the Annual Benefit Multiplier.

Underwritten Lump Sum Settlement Option.  Under the Underwritten Lump Sum Settlement Option, in lieu of taking withdrawals of the Lifetime Withdrawal Amount, for those who qualify based on a medical exam, Nationwide will pay the Contract Owner a lump sum based upon the attained age, sex, and health of the Contract Owner (and spouse if the Joint Option for the Nationwide Lifetime Income Track option is elected).  Once Nationwide receives the Contract Owner's election to take the Underwritten Lump Sum Settlement Option, Nationwide will provide the Contract Owner with a medical examination form, which must be completed by a certified physician chosen by the Contract Owner and returned to the Service Center within 30 days.  Upon completion of underwriting by Nationwide, the lump sum settlement amount (determined as of the date that Nationwide received all of the necessary information) is issued to the Contract Owner. If Nationwide does not receive the completed form within the 30-day period, Nationwide will pay the Contract Owner the amount that would be payable under the Age Based Lump Sum Settlement Option.

Annuitization

If the Contract Owner elects to annuitize the contract, this option will terminate.  Specifically, the charge associated with the option will no longer be assessed and all benefits associated with the Nationwide Lifetime Income Track option will terminate.

Death of Determining Life

For contracts with no Joint Option, upon the death of the determining life, the benefits associated with the option terminate.  If the Contract Owner is also the Annuitant, the death benefit will be paid in accordance with the "Death Benefits" provision.  If the Contract Owner is not the Annuitant, the Contract Value will be distributed in accordance with the "Required Distributions" section of "Appendix C: Contract Types and Tax Information."

For contracts with the Joint Option, upon the death of the determining life, the surviving spouse continues to receive the same benefit associated with the Nationwide Lifetime Income Track option which had been received by the deceased spouse, for the remainder of the survivor's lifetime.  The Contract Value will reflect the death benefit and Spousal Protection Feature.

Tax Treatment

Although the tax treatment for withdrawals under withdrawal benefits such as the Nationwide Lifetime Income Track option is not clear, Nationwide will treat a portion of each Lifetime Withdrawal as a taxable distribution, as follows:

First, we determine which is greater: (1) the Contract Value immediately before the withdrawal; or (2) the Lifetime Withdrawal Amount immediately before the withdrawal.  That amount (the greater of (1) or (2)) minus any remaining investment in the contract at the time of the withdrawal will be reported as a taxable distribution.

For any withdrawal taken when the Contract Value is less than or equal to the total investment in the contract, Nationwide treats the withdrawal as a tax-free return of investment until the entire investment in the contract has been received tax-free.  Once the entire investment in the contract has been received tax-free, withdrawals will be reported as taxable distributions.  Consult a qualified tax adviser.

Automatic Termination of Nationwide Lifetime Income Track

Early or excess withdrawals that reduce the Current Income Benefit Base to $0 will automatically terminate the Nationwide Lifetime Income Track option.  If this option terminates, then Nationwide will no longer assess the fee associated with this option.

In addition, where permitted under state law, the Nationwide Lifetime Income Track option will automatically terminate if the Contract Owner is changed or if the contract is assigned (including a collateral assignment), except as follows:

(1)
The new Contract Owner or assignee assumes full ownership of the contract and is essentially the same person (e.g., individual ownership is changed to ownership by a personal revocable trust, a change to the Contract Owner's spouse during the Contract Owner's lifetime, a change to a court appointed guardian representing the Contract Owner during the Contract Owner's lifetime, etc.);

(2)	Ownership of a contract issued as an IRA or Roth IRA is being changed from one custodian to another, from the determining life to a custodian, or from a custodian to the determining life;

(3)	The assignment is for the purpose of effectuating an exchange pursuant to Section 1035 under the Internal Revenue Code; or

(4)	The change is merely the removal of a Contract Owner where the contract is jointly owned.

Contract Owners contemplating changes to the ownership of their contract, including assignments, should contact their registered representative to determine how the changes impact the benefit associated with the Nationwide Lifetime Income Track option.

19

Joint Option for the Nationwide Lifetime Income Track

At the time the Nationwide Lifetime Income Track option is elected (at time of application), the Contract Owner may elect the Joint Option for the Nationwide Lifetime Income Track option ("Joint Option").  The Joint Option is not available for contracts issued as Charitable Remainder Trusts.  The Joint Option allows a surviving spouse to continue to receive, for the duration of his/her lifetime, the benefit associated with the Nationwide Lifetime Income Track option, provided certain conditions are met.  Once the Joint Option is elected, it may not be removed from the contract, except as provided in the "Marriage Termination" section.

The charge for the Joint Option will not exceed 0.40% of the Current Income Benefit Base.  Currently, the charge for the Joint Option is 0.15% of the Current Income Benefit Base.

If the Contract Owner elects the Joint Option, Nationwide will reduce the Lifetime Withdrawal Percentages associated with the Nationwide Lifetime Income Track option as follows:

If the first Lifetime Withdrawal is taken prior to the fifth Nationwide Lifetime Income Track Anniversary:

Contract Owner’s Age (at time of first Lifetime Withdrawal)	Lifetime Withdrawal Percentage
59½ through 64	3.75%
65 through 74	4.25%
75 through 80	4.75%
81 and older	5.25%

If the first Lifetime Withdrawal is taken on or after the fifth Nationwide Lifetime Income Track Anniversary:

Contract Owner’s Age (at time of first Lifetime Withdrawal)	Lifetime Withdrawal Percentage
59½ through 64	4.25%
65 through 74	4.75%
75 through 80	5.25%
81 and older	5.75%

If the Contract Owner elects the Joint Option, the Lifetime Withdrawal Percentage will be based on the age of the younger spouse as of the date of the first Lifetime Withdrawal from the contract.

To be eligible for the Joint Option, the following conditions must be met:

(1)	Both spouses must be age 85 or younger at the time of application;

(2)	Both spouses must be at least age 59½ before either spouse is eligible to begin Lifetime Withdrawals.

(3)	If the Contract Owner is a non-natural person, both spouses must be named as Co-Annuitants;

(4)
One or both spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the Contract Owner.  For contracts issued as IRAs and Roth IRAs, only the person for whom the IRA or Roth IRA was established may be named as the Contract Owner;

(5)	Both spouses must be named as primary beneficiaries;

(6)	No person other than the spouse may be named as Contract Owner, Annuitant, or primary beneficiary; and

(7)
If both spouses are alive upon annuitization, the Contract Owner must specify which spouse is the Annuitant upon whose continuation of life any annuity payments involving life contingencies depend (for IRA and Roth IRA contracts, this person must be the Contract Owner).

Note: The Joint Option is distinct from the Spousal Protection Feature associated with the death benefits.  The Joint Option allows a surviving spouse to continue receiving the Lifetime Withdrawals associated with the Nationwide Lifetime Income Track option.  In contrast, the Spousal Protection Feature is a death benefit bump-up feature associated with the death benefits.

Marriage Termination

If, prior to taking the first Lifetime Withdrawal, the marriage terminates due to divorce, dissolution, or annulment, the Contract Owner may remove the Joint Option from the contract.  Nationwide will remove the benefit and the associated charge after the Contract Owner submits to the Service Center a written request and evidence of the marriage termination satisfactory to Nationwide.  In addition, the reduction to the Lifetime Withdrawal Percentages will no longer apply and the Lifetime Withdrawal Percentages will be those that would have applied if the Joint Option had never been elected.  Once the Joint Option is removed from the contract, the benefit may not be re-elected or added to cover a subsequent spouse.

If, after taking the first Lifetime Withdrawal, the marriage terminates due to divorce, dissolution, or annulment, the Contract Owner may not remove the Joint Option from the contract.

Risks Associated with Electing the Joint Option

There are situations where a Contract Owner who elects the Joint Option will not receive the benefits associated with the option.  This will occur if:

(1)	the Contract Owner's spouse (Co-Annuitant) dies before him/her;

(2)	the contract is annuitized; or

(3)	after the first Lifetime Withdrawal, the marriage terminates due to divorce, dissolution, or annulment.

Additionally, in the situations described in (1) and (3) above, not only will the Contract Owner not receive the benefit associated with the Joint Option, but he/she must continue to pay any applicable charge until annuitization.

Income Benefit Investment Options

Only certain investment options are available to contracts that elect the Nationwide Lifetime Income Track option.  The investment options available under Nationwide Lifetime Income Track option are chosen by Nationwide based on each investment option's risk characteristics.  The permitted investment options are more conservative than those that are not permitted.  This helps Nationwide manage its obligation to provide Contract Owners with Lifetime Withdrawals

20

by reducing the likelihood that it will have to make unanticipated payments.  By electing the Nationwide Lifetime Income Track option and accepting the limited menu of investment options, Contract Owners may be foregoing investment gains that could otherwise be realized by investing in riskier investment options that are not available under the option.

The following investment options are the only investment options available for contracts that have elected the Nationwide Lifetime Income Track option:

Asset Allocation Programs:
Custom Portfolio Asset Rebalancing Service (see "Contract Owner Services")
•	Balanced
•	Capital Appreciation
•	Moderate
•	Moderately Conservative

Static Asset Allocation Model (see "Static Asset Allocation Model")
•	American Funds Option (33% NVIT - American Funds NVIT Asset Allocation Fund, 33% NVIT - American Funds NVIT Bond Fund and 34% NVIT - American Funds NVIT Growth-Income Fund)

Funds of Funds:

American Funds Insurance Series
•	Protected Asset Allocation Fund

Ivy Funds Variable Insurance Portfolios, Inc.
•	Pathfinder Conservative
•	Pathfinder Moderate
•	Pathfinder Moderately Conservative

Nationwide Variable Insurance Trust
•	American Funds NVIT Asset Allocation Fund: Class II
•	Loring Ward NVIT Moderate Fund: Class II
•	NVIT CardinalSM Balanced Fund: Class II
•	NVIT CardinalSM Capital Appreciation Fund: Class II
•	NVIT CardinalSM Moderate Fund: Class II
•	NVIT CardinalSM Moderately Conservative Fund: Class II
•	NVIT Investor Destinations Balanced Fund: Class II
•	NVIT Investor Destinations Capital Appreciation Fund: Class II
•	NVIT Investor Destinations Moderate Fund: Class II
•	NVIT Investor Destinations Moderately Conservative Fund: Class II

Refer to "Appendix A: Underlying Mutual Funds" for more information.

Ownership and Interests in the Contract

Contract Owner

Prior to the Annuitization Date, the Contract Owner has all rights under the contract, unless a joint owner is named.  If a joint owner is named, each joint owner has all rights under the contract.  Purchasers who name someone other than themselves as the Contract Owner will have no rights under the contract.

On the Annuitization Date, the Annuitant becomes the Contract Owner, unless the Contract Owner is a Charitable Remainder Trust.  If the Contract Owner is a Charitable Remainder Trust, the Charitable Remainder Trust continues to be the Contract Owner after annuitization.

Contract Owners of Non-Qualified Contracts may name a new Contract Owner at any time before the Annuitization Date.  Any change of Contract Owner automatically revokes any prior Contract Owner designation.  Ownership changes could have a negative impact on certain benefits under the contract (see "Nationwide Lifetime Income Track" and "Death Benefits").  Changes in contract ownership may result in federal income taxation and may be subject to state and federal gift taxes.

Joint Owner

Joint owners each own an undivided interest in the contract.

Non-Qualified Contract Owners can name a joint owner at any time before annuitization.  However, joint owners must be spouses at the time joint ownership is requested, unless state law requires Nationwide to allow non-spousal joint owners.

Generally, the exercise of any ownership rights under the contract must be in writing and signed by both joint owners.  However, if a written election, signed by both Contract Owners, authorizing Nationwide to allow the exercise of ownership rights independently by either joint owner is submitted, Nationwide will permit joint owners to act independently.  If such an authorization is submitted, Nationwide will not be liable for any loss, liability, cost, or expense for acting in accordance with the instructions of either joint owner.

If either joint owner dies before the Annuitization Date, the contract continues with the surviving joint owner as the remaining Contract Owner.

Contingent Owner

The contingent owner succeeds to the rights of a Contract Owner if a Contract Owner who is not the Annuitant dies before the Annuitization Date, and there is no surviving joint owner.

If a Contract Owner who is the Annuitant dies before the Annuitization Date, the contingent owner will not have any rights under the contract, unless such contingent owner is also the beneficiary.

The Contract Owner may name a contingent owner at any time before the Annuitization Date.

Annuitant

The Annuitant is the person who will receive annuity payments and upon whose continuation of life any annuity payment involving life contingencies depends.  This person must be age 85 or younger at the time of contract issuance, unless Nationwide approves a request for an Annuitant of greater age.

Only Non-Qualified Contract Owners may name someone other than himself/herself as the Annuitant.

The Contract Owner may not name a new Annuitant without Nationwide's consent.

21

Contingent Annuitant

If the Annuitant dies before the Annuitization Date, the contingent annuitant becomes the Annuitant.  The contingent annuitant must be age 85 or younger at the time of contract issuance, unless Nationwide approves a request for a contingent annuitant of greater age.

If a contingent annuitant is named, all provisions of the contract that are based on the Annuitant's death prior to the Annuitization Date will be based on the death of the last survivor of the Annuitant and contingent annuitant.
Co-Annuitant

A Co-Annuitant, if named, must be the Annuitant's spouse.  The Co-Annuitant must be named at the time of application and will receive the benefit of the Spousal Protection Feature, provided all of the requirements set forth in the "Spousal Protection Feature" section are met.

If either Co-Annuitant dies before the Annuitization Date, the surviving Co-Annuitant may continue the contract and will receive the benefit of the Spousal Protection Feature.

Joint Annuitant

The joint annuitant is designated as a second person (in addition to the Annuitant) upon whose continuation of life any annuity payment involving life contingencies depends.  The joint annuitant is named at the time of annuitization.

Beneficiary and Contingent Beneficiary

The beneficiary is the person who is entitled to the death benefit if the Annuitant dies before the Annuitization Date and there is no joint owner.  The Contract Owner can name more than one beneficiary.  Multiple beneficiaries will share the death benefit equally, unless otherwise specified.

A contingent beneficiary will succeed to the rights of the beneficiary if no beneficiary is alive when a death benefit is paid.  The Contract Owner can name more than one contingent beneficiary.  Multiple contingent beneficiaries will share the death benefit equally, unless otherwise specified.

Changes to the Parties to the Contract

Prior to the Annuitization Date (and subject to any existing assignments), the Contract Owner may request to change the following:

•	Contract Owner (Non-Qualified Contracts only);

•	joint owner (must be the Contract Owner's spouse);

•	contingent owner;

•	Annuitant (subject to Nationwide's underwriting and approval);

•	contingent annuitant (subject to Nationwide's underwriting and approval);

•	Co-Annuitant (must be the Annuitant's spouse);

•	beneficiary; or

•	contingent beneficiary.

The Contract Owner must submit the request to Nationwide in writing and Nationwide must receive the request at the Service Center before the Annuitization Date.  Once Nationwide receives and records the change request, the change will be effective as of the date the written request was signed (unless otherwise specified by the Contract Owner), whether or not the Contract Owner or Annuitant is living at the time it was recorded.  The change will not affect any action taken by Nationwide before the change was recorded.

In addition to the above requirements, any request to change the Contract Owner must be signed by the existing Contract Owner and the person designated as the new Contract Owner.  Nationwide may require a signature guarantee.

If the Contract Owner is not a natural person and there is a change of the Annuitant, distributions will be made as if the Contract Owner died at the time of the change, regardless of whether the Contract Owner named a contingent annuitant.

Nationwide reserves the right to reject any change request that would alter the nature of the risk that Nationwide assumed when it originally issued the contract.

Operation of the Contract

Pricing

Generally, Nationwide prices Accumulation Units of the Sub-Accounts on each day that the New York Stock Exchange is open.  (Pricing is the calculation of a new Accumulation Unit value that reflects that day's investment experience.)

Accumulation Units are not priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

• New Year's Day	• Independence Day
• Martin Luther King, Jr. Day	• Labor Day
• Presidents' Day	• Thanksgiving
• Good Friday	• Christmas
• Memorial Day

Nationwide also will not price purchase payments, withdrawals or transfers if:

(1)	trading on the New York Stock Exchange is restricted;

(2)	an emergency exists making disposal or valuation of securities held in the Variable Account impracticable; or

(3)	the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist.  If Nationwide is closed on days when the New York Stock Exchange is open, Contract Value may change and Contract Owners will not have access to their accounts.

Application and Allocation of Purchase Payments

Initial Purchase Payments

Initial purchase payments will be priced at the Accumulation Unit value next determined no later than two business days after receipt of an order to purchase if the application and all necessary information are complete and are received at the Service Center before the close of the New York Stock Exchange, which generally occurs at 4:00 pm EST.  If the order is received after the close of the New York Stock Exchange, the initial purchase payment will be priced within

22

two business days after the next Valuation Date.

If an incomplete application is not completed within five business days after receipt at the Service Center, the prospective purchaser will be informed of the reason for the delay.  The purchase payment will be returned unless the prospective purchaser specifically consents to allow Nationwide to hold the purchase payment until the application is completed.

Generally, initial purchase payments are allocated according to Contract Owner instructions on the application.  However,

in some states, Nationwide will allocate initial purchase payments to the money market Sub-Account during the free look period.  After the free look period, Nationwide will reallocate the Contract Value among the investment options based on the instructions contained on the application.  In other states, Nationwide will immediately allocate initial purchase payments to the investment options based on the instructions contained on the application.

Subsequent Purchase Payments

Any subsequent purchase payment received at the Service Center (along with all necessary information) before the close of the New York Stock Exchange on any Valuation Date will be priced at the Accumulation Unit value next determined after receipt of the purchase payment.  If a subsequent purchase payment is received at the Service Center (along with all necessary information) after the close of the New York Stock Exchange, it will be priced at the Accumulation Unit value determined on the following Valuation Date.

Allocation of Purchase Payments

Nationwide allocates purchase payments to Sub-Accounts as instructed by the Contract Owner.  Shares of the underlying mutual funds allocated to the Sub-Accounts are purchased at Net Asset Value, then converted into Accumulation Units.

Contract Owners can change allocations or make exchanges among the Sub-Accounts after the time of application by submitting a written request to the Service Center.  However, no change may be made that would result in an amount less than 1% of the purchase payments being allocated to any Sub-Account.  In the event that Nationwide receives such a request, Nationwide will inform the Contract Owner that the allocation instructions are invalid and that the contract's allocations among the Sub-Accounts prior to the request will remain in effect.  Certain transactions may be subject to conditions imposed by the underlying mutual funds.

Determining the Contract Value

The Contract Value is the sum of the value of amounts allocated to the Sub-Accounts of the Variable Account.

If charges are assessed against the whole Contract Value, Nationwide will deduct a proportionate amount from each Sub-Account based on current cash values.

Determining Variable Account Value – Valuing an Accumulation Unit

Sub-Account allocations are accounted for in Accumulation Units.  Accumulation Unit values (for each Sub-Account) are determined by calculating the Net Investment Factor for the underlying mutual funds for the current Valuation Period and multiplying that result with the Accumulation Unit values determined on the previous Valuation Period.  For each Sub-Account, the Net Investment Factor is the investment performance of the underlying mutual fund in which a particular Sub-Account invests, including the charges assessed against that Sub-Account for a Valuation Period.

Nationwide uses the Net Investment Factor as a way to calculate the investment performance of a Sub-Account from Valuation Period to Valuation Period.

The Net Investment Factor for any particular Sub-Account before the Annuitization Date is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

(a)	is the sum of:

(1)	the Net Asset Value of the underlying mutual fund as of the end of the current Valuation Period; and

(2)	the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period).

(b)	is the Net Asset Value of the underlying mutual fund determined as of the end of the preceding Valuation Period.

(c)
is a factor representing the daily total Variable Account charges, which may include charges for optional benefits elected by the Contract Owner.  The factor is equal to an annualized rate ranging from 0.40% to 0.60% of the Daily Net Assets of the Variable Account, depending on which optional benefits the Contract Owner elects.

Note: The range shown above reflects only those Variable Account charges that are assessed daily as part of the daily Accumulation Unit calculation.  It does not reflect the cost of other optional benefits that assess charges via the redemption of Accumulation Units (e.g., the Nationwide Lifetime Income Track option and the Joint Option for the Nationwide Lifetime Income Track option).

Based on the change in the Net Investment Factor, the value of an Accumulation Unit may increase or decrease.  Changes in the Net Investment Factor may not be directly proportional to changes in the Net Asset Value of the underlying mutual fund shares because of the deduction of Variable Account charges.

Though the number of Accumulation Units will not change as a result of investment experience, the value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period.

Transfer Requests

Contract Owners may submit transfer requests in writing, over the telephone, or via the internet to the Service Center.  Nationwide may restrict or withdraw the telephone and/or internet transfer privilege at any time.

Generally, Sub-Account transfers will receive the Accumulation Unit value next computed after the transfer request is received at the Service Center.  However, if a contract that is limited to submitting transfer requests via U.S. mail submits a transfer request via the internet or telephone pursuant to Nationwide's one-day delay policy, the transfer

23

will be executed on the next Valuation Date after the exchange request is received at the Service Center (see "Managers of Multiple Contracts").

Transfer Restrictions

Neither the contracts described in this prospectus nor the underlying mutual funds are designed to support active trading strategies that require frequent movement between or among Sub-Accounts (sometimes referred to as "market-timing" or "short-term trading").  A Contract Owner who intends to use an active trading strategy should consult his/her registered representative and request information on other Nationwide variable annuity contracts that offer underlying mutual funds that are designed specifically to support active trading strategies.

Nationwide discourages (and will take action to deter) short-term trading in this contract because the frequent movement between or among Sub-Accounts may negatively impact other investors in the contract.  Short-term trading can result in:

•	the dilution of the value of the investors' interests in the underlying mutual fund;

•
underlying mutual fund managers taking actions that negatively impact performance (keeping a larger portion of the underlying mutual fund assets in cash or liquidating investments prematurely in order to support redemption requests); and/or

•	increased administrative costs due to frequent purchases and redemptions.

To protect investors in this contract from the negative impact of these practices, Nationwide has implemented, or reserves the right to implement, several processes and/or restrictions aimed at eliminating the negative impact of active trading strategies. Nationwide makes no assurances that all risks associated with short-term trading will be completely eliminated by these processes and/or restrictions.

Nationwide cannot guarantee that its attempts to deter active trading strategies will be successful.  If we are unable to deter active trading strategies, the performance of the Sub-Accounts that are actively traded may be adversely impacted.

Redemption Fees

Some underlying mutual funds assess a short-term trading fee in connection with transfers from a Sub-Account that occur within 60 days after the date of the allocation to the Sub-Account.  The fee is assessed against the amount transferred and is paid to the underlying mutual fund.  Redemption fees compensate the underlying mutual fund for any negative impact on fund performance resulting from short-term trading (see "Short-Term Trading Fees").

U.S. Mail Restrictions

Nationwide monitors transfer activity in order to identify those who may be engaged in harmful trading practices.  Transaction reports are produced and examined.  Generally, a contract may appear on these reports if the Contract Owner (or a third party acting on their behalf) engages in a certain number of "transfer events" in a given period.  A "transfer event" is any transfer, or combination of transfers, occurring on a given trading day (Valuation Period).  For example, if a Contract Owner executes multiple transfers involving 10 underlying mutual funds in one day, this counts as one transfer event.  A single transfer occurring on a given trading day and involving only two underlying mutual funds will also count as one transfer event.

As a result of this monitoring process, Nationwide may restrict the method of communication by which transfer orders will be accepted.  In general, Nationwide will adhere to the following guidelines:

Trading Behavior	Nationwide's Response
Six or more transfer events in one calendar quarter
Nationwide will mail a letter to the Contract Owner notifying them that:

(1) they have been identified as engaging in harmful trading practices; and

(2) if their transfer events exceed 11 in two consecutive calendar quarters or 20 in one calendar year, the Contract Owner will be limited to submitting transfer requests via U.S. mail on a Nationwide issued form.

More than 11 transfer events in two consecutive calendar quarters OR More than 20 transfer events in one calendar year	Nationwide will automatically limit the Contract Owner to submitting transfer requests via U.S. mail on a Nationwide issued form.

For purposes of Nationwide's transfer policy, U.S. mail includes standard U.S. mail, overnight U.S. mail, and overnight delivery via private carrier.

Each January 1st, Nationwide will start the monitoring anew, so that each contract starts with zero transfer events each January 1.  See, however, the "Other Restrictions" provision.

Managers of Multiple Contracts

Some investment advisors/representatives manage the assets of multiple Nationwide contracts pursuant to trading authority granted or conveyed by multiple Contract Owners.  These multi-contract advisors will generally be required by Nationwide to submit all transfer requests via U.S. mail.

Nationwide may, as an administrative practice, implement a "one-day delay" program for these multi-contract advisors, which they can use in addition to or in lieu of submitting transfer requests via U.S. mail.  The one-day delay option permits multi-contract advisors to continue to submit transfer requests via the internet or telephone.  However, transfer requests submitted by multi-contract advisors via the internet or telephone will not receive the next available Accumulation Unit value.  Rather, they will receive the Accumulation Unit value that is calculated on the following Valuation Date.

Transfer requests submitted under the one-day delay program are irrevocable.  Multi-contract advisors will receive advance notice of being subject to the one-day delay program.  Contract Owners should consult their advisor to determine if he/she is a multi-contract advisor and subject to U.S. mail

24

restrictions.

Other Restrictions

Contract Owners that are required to submit transfer requests via U.S. mail will be required to use a Nationwide issued form for their transfer request.  Nationwide will refuse transfer requests that either do not use the Nationwide issued form for their transfer request or fail to provide accurate and complete information on their transfer request form.  In the event that a Contract Owner's transfer request is refused by Nationwide, they will receive notice in writing by U.S. mail and will be required to resubmit their transfer request on a Nationwide issued form.

Nationwide reserves the right to refuse or limit transfer requests, or take any other action it deems necessary in order to protect Contract Owners, Annuitants, and beneficiaries from the negative investment results that may result from short-term trading or other harmful investment practices employed by some Contract Owners (or third parties acting on their behalf).  In particular, trading strategies designed to avoid or take advantage of Nationwide's monitoring procedures (and other measures aimed at curbing harmful trading practices) that are nevertheless determined by Nationwide to constitute harmful trading practices, may be restricted.

Any restrictions that Nationwide implements will be applied consistently and uniformly.

Underlying Mutual Fund Restrictions and Prohibitions

Pursuant to regulations adopted by the SEC, Nationwide is required to enter into written agreements with the underlying mutual funds which allow the underlying mutual funds to:

(1)	request the taxpayer identification number, international taxpayer identification number, or other government issued identifier of any Nationwide Contract Owner;

(2)	request the amounts and dates of any purchase, redemption, transfer or exchange request ("transaction information"); and

(3)
instruct Nationwide to restrict or prohibit further purchases or exchanges by Contract Owners that violate policies established by the underlying mutual fund (whose policies may be more restrictive than Nationwide's policies).

Nationwide is required to provide such transaction information to the underlying mutual funds upon their request.  In addition, Nationwide is required to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund upon instruction from the underlying mutual fund.  Nationwide and any affected Contract Owner may not have advance notice of such instructions from an underlying mutual fund to restrict or prohibit further purchases or requests to exchange into an underlying mutual fund.  If an underlying mutual fund refuses to accept a purchase or request to exchange into the underlying mutual fund submitted by Nationwide, Nationwide will keep any affected Contract Owner in their current underlying mutual fund allocation.

Transfers Prior to Annuitization

A Contract Owner may request to transfer allocations among the Sub-Accounts at any time, subject to terms and conditions imposed by this prospectus and the underlying mutual funds.

Transfers After Annuitization

After annuitization, the portion of the Contract Value allocated to fixed annuity payments and the portion of the Contract Value allocated to variable annuity payments may not be changed.

After annuitization, transfers among Sub-Accounts may only be made once per calendar year.

Right to Examine and Cancel

If the Contract Owner elects to cancel the contract, he/she may return it to the Service Center within a certain period of time known as the "free look" period.  Depending on the state in which the contract was purchased (and, in some states, if the contract is purchased as a replacement for another annuity contract), the free look period may be 10 days or longer.  For ease of administration, Nationwide will honor any free look cancellation that is received at the Service Center or postmarked within 30 days after the contract issue date.  The contract issue date is the date the initial purchase payment is applied to the contract.

Where state law requires the return of purchase payments for free look cancellations, Nationwide will return all purchase payments applied to the contract, less any withdrawals from the contract and any applicable federal and state income tax withholding.

Where state law requires the return of Contract Value for free look cancellations, Nationwide will return the Contract Value as of the date of the cancellation, less any withdrawals from the contract and any applicable federal and state income tax withholding.

Liability of the Variable Account under this provision is limited to the Contract Value in each Sub-Account on the date of revocation.  Any additional amounts refunded to the Contract Owner will be paid by Nationwide, subject to its claims paying ability.

Allocation of Purchase Payments during Free Look Period

Where state law requires the return of purchase payments for free look cancellations, Nationwide reserves the right to allocate initial purchase payments allocated to Sub-Accounts to the money market Sub-Account during the free look period.

Where state law requires the return of Contract Value for free look cancellations, Nationwide will immediately allocate initial purchase payments to the investment options based on the instructions contained on the application.

Surrender/Withdrawal Prior to Annuitization

Prior to annuitization and before the Annuitant's death, Contract Owners may generally withdraw some or all of their Contract Value.  Withdrawals from the contract may be subject to federal income tax and/or a tax penalty (see "Appendix C: Contract Types and Tax Information").

25

Withdrawal requests must be submitted in writing to the Service Center and Nationwide may require additional information.  When taking a full surrender, the contract must accompany the written request.  Nationwide may require a signature guarantee.

Nationwide will pay any amounts withdrawn from the Sub-Accounts within seven days after the request is received at the Service Center (see "Pricing").  However, Nationwide may suspend or postpone payment when it is unable to price a purchase payment or transfer.

Partial Withdrawals

If a Contract Owner requests a partial withdrawal, Nationwide will redeem Accumulation Units from the Sub-Accounts.  The amount withdrawn from each investment option will be in proportion to the value in each option at the time of the withdrawal request.

Partial Withdrawals to Pay Investment Advisory Fees

Some Contract Owners utilize an investment advisor(s) to manage their assets, for which the investment advisor assesses a fee.  Investment advisors are not endorsed or affiliated with Nationwide and Nationwide makes no representation as to their qualifications.  The fees for these investment advisory services are specified in the respective account agreements and are separate from and in addition to the contract fees and expenses described in this prospectus.  Some Contract Owners authorize their investment advisor to take a partial withdrawal(s) from the contract in order to collect investment advisory fees.  Withdrawals taken from this contract to pay advisory or investment management fees may be subject to income tax and/or tax penalties.  In addition, withdrawals taken from the contract to pay advisory or investment management fees may negatively impact the benefit associated with the Nationwide Lifetime Income Track option (see "Nationwide Lifetime Income Track").

Full Surrenders

Upon full surrender, the Contract Value may be more or less than the total of all purchase payments made to the contract.  The Contract Value will reflect:

•	Variable Account charges;

•	underlying mutual fund charges; and

•	the investment performance of the underlying mutual funds;

Surrender/Withdrawal After Annuitization

After the Annuitization Date, withdrawals other than regularly scheduled annuity payments are not permitted.

Assignment

Investment-Only Contracts, IRAs, Roth IRAs, SEP IRAs, and Simple IRAs may not be assigned, pledged or otherwise transferred except where allowed by law.

A Non-Qualified Contract Owner may assign some or all rights under the contract subject to Nationwide’s consent.  Additionally, Nationwide reserves the right to refuse to recognize assignments on a non-discriminatory basis.  Nationwide is not responsible for the validity or tax consequences of any assignment and Nationwide is not liable for any payment or settlement made before the assignment is recorded.  Assignments will not be recorded until Nationwide receives sufficient direction from the Contract Owner and the assignee regarding the proper allocation of contract rights.

Where permitted under state law, an assignment or collateral assignment may terminate certain benefits under this contract (see "Nationwide Lifetime Income Track" and "Death Benefits").

Contract Owner Services

Asset Rebalancing

Asset Rebalancing is the automatic reallocation of Contract Values to the Sub-Accounts on a predetermined percentage basis.  Requests for Asset Rebalancing must be on a Nationwide form and submitted to the Service Center.  Once Asset Rebalancing is elected, it will only be terminated upon specific instruction from the Contract Owner; manual transfers will not automatically terminate the program.

Asset Rebalancing is available monthly, quarterly, semi-annually, or annually.  If the last day of the elected period falls on a Saturday, Sunday, recognized holiday, or any other day when the New York Stock Exchange is closed, Asset Rebalancing will occur on the next business day.  Each Asset Rebalancing reallocation is considered a transfer event.

Contract Owners should consult a financial advisor to discuss the use of Asset Rebalancing.

Nationwide reserves the right to stop establishing new Asset Rebalancing programs.

Dollar Cost Averaging

Dollar Cost Averaging is a long-term transfer program that allows the Contract Owner to make regular, level investments over time.  Dollar Cost Averaging involves the automatic transfer of a specific amount from certain Sub-Accounts into other Sub-Accounts.  With this service, the Contract Owner benefits from the ability to invest in the Sub-Accounts over a period of time, thereby smoothing out the effects of market volatility.  Nationwide does not guarantee that this program will result in profit or protect Contract Owners from loss.

Contract Owners direct Nationwide to automatically transfer specified amounts from the following Sub-Accounts:

Nationwide Variable Insurance Trust
•	NVIT Government Bond Fund: Class I
•	NVIT Money Market Fund: Class I
•	NVIT Short Term Bond Fund: Class II

PIMCO Variable Insurance Trust
•	Low Duration Portfolio: Advisor Class

to any other Sub-Account(s).

Transfers occur monthly or on another frequency if permitted by Nationwide.  Nationwide will process transfers until either the value in the originating investment option is exhausted, or the Contract Owner instructs Nationwide to stop the transfers.  When a Contract Owner instructs Nationwide to stop the transfers, all amounts remaining in the originating Sub-

26

Account will remain allocated to the Sub-Account, unless Nationwide is instructed otherwise.  Dollar Cost Averaging transfers are not considered transfer events.

Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs.

Dollar Cost Averaging is not available if the Nationwide Lifetime Income Track option is elected.

Systematic Withdrawals

Systematic Withdrawals allow Contract Owners to receive a specified amount (of at least $100) on a monthly, quarterly, semi-annual, or annual basis.  Requests for Systematic Withdrawals and requests to discontinue Systematic Withdrawals must be submitted in writing to the Service Center.

The withdrawals will be taken from the Sub-Accounts proportionally unless Nationwide is instructed otherwise.

Nationwide will withhold federal income taxes from Systematic Withdrawals unless otherwise instructed by the Contract Owner.  The Internal Revenue Service may impose a 10% penalty tax if the Contract Owner is under age 59½ unless the Contract Owner has made an irrevocable election of distributions of substantially equal payments.

Nationwide reserves the right to stop establishing new Systematic Withdrawal programs.  Systematic Withdrawals are not available before the end of the free look period.

Custom Portfolio Asset Rebalancing Service

For Contract Owners that have elected the Nationwide Lifetime Income Track option, Nationwide makes available the Custom Portfolio Asset Rebalancing Service ("Custom Portfolio") at no extra charge.  Custom Portfolio is an asset allocation program that Contract Owners can use to build their own customized portfolio of investments, subject to certain limitations.  Asset allocation is the process of investing in different asset classes (such as equity funds, fixed income funds, and money market funds) and may reduce the risk and volatility of investing. There are no guarantees that Custom Portfolio will result in a profit or protect against loss in a declining market.

Each model is comprised of different percentages of standardized asset categories designed to meet different investment goals, risk tolerances, and investment time horizons. The Contract Owner selects their model, then selects the specific underlying mutual funds (also classified according to standardized asset categories) and investment percentages within the model's parameters, enabling the Contract Owner to create their own unique "Custom Portfolio."  Only one "Custom Portfolio" may be created and in effect at a time and the entire Variable Account Contract Value must participate in the model.

Note: Contract Owners should consult with a qualified investment adviser regarding the use of Custom Portfolio and to determine which model is appropriate for them.

Once the Contract Owner creates their "Custom Portfolio," that Contract Owner's model is static.  This means that the percentage allocated to each underlying mutual fund will not change over time, except for quarterly rebalancing, as described below.  Note: allocation percentages within a particular model may subsequently change, but any such changes will not apply to existing model participants; the changes will only apply to participants that elect the model after the change implementation date.

To participate in Custom Portfolio, eligible Contract Owners must submit the proper administrative form to the Service Center.  While Custom Portfolio is elected, Contract Owners cannot participate in Asset Rebalancing.

Asset Allocation Models available with Custom Portfolio

The following models are available with Custom Portfolio:
Moderately Conservative:	Designed for Contract Owners that are willing to accept some market volatility in exchange for greater potential income and growth.
Balanced:	Designed for Contract Owners that are willing to accept some market volatility in exchange for potential long-term returns.
Moderate:	Designed for Contract Owners that are willing to accept some short-term price fluctuations in exchange for potential long-term returns.
Capital Appreciation:	Designed for Contract Owners that are willing to accept more short-term price fluctuations in exchange for potential long-term returns.

The specific underlying mutual funds available to comprise the equity and fixed income components of the models are contained in the election form, which is provided to Contract Owners at the time Custom Portfolio is elected.  At that time, Contract Owners elect their model and the specific underlying mutual funds and percentages that will comprise their "Custom Portfolio."

Quarterly Rebalancing

At the end of each calendar quarter, Nationwide will reallocate the Variable Account Contract Value so that the percentages allocated to each underlying mutual fund match the most recently provided percentages provided by the Contract Owner.  If the end of a calendar quarter is a Saturday, Sunday, recognized holiday, or any other day that the New York Stock Exchange is closed, the quarterly rebalancing will occur on the next business day.  Rebalancing will be priced using the unit value determined on the last Valuation Date of the calendar quarter.  Each quarterly rebalancing is considered a transfer event.  However, quarterly rebalancing transfers within your Custom Portfolio are not subject to short-term trading fees.

Changing Models or Underlying Mutual Fund Allocations

Contract Owners who have elected the Nationwide Lifetime Income Track option may change the underlying mutual fund allocations within their elected model, percentages within their elected model and/or may change models and create a new "Custom Portfolio" within that new model.  To implement one of these changes, Contract Owners must submit new allocation instructions to the Service Center in writing on Nationwide's administrative form.  Any model and percentage changes will be subject to short-term trading fees and will count as a transfer event, as described in the "Transfer Restrictions" provision.

Nationwide reserves the right to limit the number of model changes a Contract Owner can make each year.

27

Terminating Participation in Custom Portfolio

Contract Owners can terminate participation in Custom Portfolio by submitting a written request to the Service Center.  In order for the termination to be effective, the termination request must contain valid reallocation instructions that are in accordance with the terms and conditions of the Nationwide Lifetime Income Track option.  Termination is effective on the date the termination request is received at the Service Center in good order.

Static Asset Allocation Model

For contracts that have elected the Nationwide Lifetime Income Track option, Nationwide makes available as a permitted investment option the American Funds Option, which is a static asset allocation model comprised as follows: 33% NVIT - American Funds NVIT Asset Allocation Fund, 33% NVIT - American Funds NVIT Bond Fund, and 34% NVIT - American Funds NVIT Growth-Income Fund.

A Static Asset Allocation Model is an allocation strategy comprised of two or more underlying mutual funds that together provide a unique allocation mix not available as a single underlying mutual fund.  Contract Owners that elect a Static Asset Allocation Model directly own Sub-Account units of the underlying mutual funds that comprise the particular model.  In other words, a Static Asset Allocation Model is not a portfolio of underlying mutual funds with one Accumulation Unit value, but rather, direct investment in a certain allocation of Sub-Accounts.  There is no additional charge associated with investing in a Static Asset Allocation Model.

The Static Asset Allocation Model is just that: static.  The allocations or "split" between one or more Sub-Accounts is not monitored and adjusted to reflect changing market conditions.  However, a Contract Owner's investment in a Static Asset Allocation Model is rebalanced quarterly to ensure that the assets are allocated to the percentages in the same proportion that they were allocated at the time of election.  The entire Contract Value must be allocated to the elected model.

With respect to transferring into and out of a Static Asset Allocation Model, the model is treated like an underlying mutual fund and is subject to the "Transfers Prior to Annuitization" provision.  You may request to transfer from a model to a permitted underlying mutual fund.  Each transfer into or out of a Static Asset Allocation Model is considered one transfer event.

For additional information about the underlying mutual funds that comprise the Static Asset Allocation Model, see "Appendix A: Underlying Mutual Funds."

Death Benefits

Death of Contract Owner

If a Contract Owner (including a joint owner) who is not the Annuitant dies before the Annuitization Date, no death benefit is payable and the surviving joint owner becomes the Contract Owner.

If no joint owner is named, the contingent owner becomes the Contract Owner.

If no contingent owner is named, the beneficiary becomes the Contract Owner.

If no beneficiary survives the Contract Owner, the last surviving Contract Owner's estate becomes the Contract Owner.

Distributions will be made pursuant to "Required Distributions for Non-Qualified Contracts" in "Appendix C: Contract Types and Tax Information."

Death of Annuitant

If the Annuitant who is not a Contract Owner dies before the Annuitization Date, the contingent annuitant becomes the Annuitant and no death benefit is payable.  If no contingent annuitant is named, a death benefit is payable to the beneficiary.  Multiple beneficiaries will share the death benefit equally unless otherwise specified.

If no beneficiaries survive the Annuitant, the contingent beneficiary receives the death benefit.  Multiple contingent beneficiaries will share the death benefit equally unless otherwise specified.

If no beneficiaries or contingent beneficiaries survive the Annuitant, the Contract Owner or the last surviving Contract Owner's estate will receive the death benefit.

If the Contract Owner is a Charitable Remainder Trust and the Annuitant dies before the Annuitization Date, the death benefit will accrue to the Charitable Remainder Trust.  Any designation in conflict with the Charitable Remainder Trust's right to the death benefit will be void.

If the Annuitant dies after the Annuitization Date, any benefit that may be payable will be paid according to the selected annuity payment option.

Death of Contract Owner/Annuitant

If a Contract Owner (including a joint owner) who is also the Annuitant dies before the Annuitization Date, a death benefit is payable to the surviving joint owner.

If there is no surviving joint owner, the death benefit is payable to the beneficiary.  Multiple beneficiaries will share the death benefit equally unless otherwise specified.

If no beneficiaries survive the Contract Owner/Annuitant, the contingent beneficiary receives the death benefit.  Multiple contingent beneficiaries will share the death benefit equally unless otherwise specified.

If no contingent beneficiaries survive the Contract Owner/Annuitant, the last surviving Contract Owner's estate will receive the death benefit.

If the Contract Owner/Annuitant dies after the Annuitization Date, any benefit that may be payable will be paid according to the selected annuity payment option.

Death Benefit Payment

The recipient of the death benefit may elect to receive the death benefit:

(1)	in a lump sum;

(2)	as an annuity (see "Annuity Payment Options"); or

28

(3)	in any other manner permitted by law and approved by Nationwide.

Premium taxes may be deducted from death benefit proceeds.    Nationwide will pay (or will begin to pay) the death benefit after it receives proof of death and the instructions as to the payment of the death benefit.  Death benefit claims must be submitted to the Service Center.  If the recipient of the death benefit does not elect the form in which to receive the death benefit payment, Nationwide will pay the death benefit in a lump sum.  Contract Value will continue to be allocated according to the most recent allocation instructions until the death benefit is paid.

If the contract has multiple beneficiaries entitled to receive a portion of the death benefit, the Contract Value will continue to be allocated according to the most recent allocation instructions until the first beneficiary provides Nationwide with all the information necessary to pay that beneficiary's portion of the death benefit proceeds.  At the time the first beneficiary’s proceeds are paid, the remaining portion(s) of the death benefit proceeds that are allocated to Sub-Accounts will be allocated to the available money market Sub-Account until instructions are received from the remaining beneficiary(ies).

Impact of Ownership Changes and Assignment on the Death Benefits

Where permitted under state law, if the Contract Owner is changed or if the contract is assigned (including a collateral assignment), the death benefit will be Contract Value on the date Nationwide receives proper proof of the Annuitant's death, an election specifying the distribution method, and any state required forms, except as follows:

(1)
The new Contract Owner or assignee assumes full ownership of the contract and is essentially the same person (e.g., individual ownership is changed to ownership by a personal revocable trust, a change to the Contract Owner's spouse during the Contract Owner's lifetime, a change to a court appointed guardian representing the Contract Owner during the Contract Owner's lifetime, etc.);

(2)	Ownership of a contract issued as an IRA or Roth IRA is being changed from one custodian to another, from the determining life to a custodian, or from a custodian to the determining life;

(3)	The assignment is for the purpose of effectuating an exchange pursuant to Section 1035 under the Internal Revenue Code; or

(4)	The change is merely the removal of a Contract Owner where the contract is jointly owned.

Contract Owners contemplating changes to the ownership of their contract, including assignments, should contact their registered representative to determine how the changes impact the death benefit.

Death Benefit Calculations

An applicant may elect either the standard death benefit or the available death benefit option that is offered under the contract for an additional charge.  If no election is made at the time of application, the death benefit will be the standard death benefit.

The value of each component of the applicable death benefit calculation will be determined as of the date of the Annuitant's death, except for the Contract Value component, which will be determined as of the date Nationwide receives:

(1)	proper proof of the Annuitant's death;

(2)	an election specifying the distribution method; and

(3)	any state required form(s).

Nationwide reserves the right to refuse purchase payments in excess of $1,000,000. If you do not submit purchase payments in excess of $1,000,000, or if Nationwide has refused to accept purchase payments in excess of $1,000,000, the references in this provision to purchase payments in excess of $1,000,000 will not apply to your contract.

Standard Death Benefit

If the Annuitant dies prior to the Annuitization Date and the total of all purchase payments made to the contract is less than or equal to $3,000,000, the standard death benefit will be the greater of:

(1)	the Contract Value as of the date that Nationwide receives all the information necessary to pay the death benefit; or

(2)	the total of all purchase payments, less an adjustment for amounts withdrawn.

The adjustment for amounts withdrawn will reduce item (2) above in the same proportion that the Contract Value was reduced on the date(s) of the partial withdrawal(s).

If the Annuitant dies prior to the Annuitization Date and the total of all purchase payments made to the contract is greater than $3,000,000, the standard death benefit will be determined using the following formula:

(A x F) + B (1 - F), where

A = the greater of:

(1)	the Contract Value as of the date that Nationwide receives all the information necessary to pay the death benefit; or

(2)	the total of all purchase payments, less an adjustment for amounts withdrawn.

The adjustment for amounts withdrawn will reduce item (2) above in the same proportion that the Contract Value was reduced on the date(s) of the partial withdrawal(s).

B = the Contract Value as of the date that Nationwide receives all the information necessary to pay the death benefit; and

F = the ratio of $3,000,000 to the total of all purchase payments made to the contract.

The practical effect of this formula is that the beneficiary recovers a lesser percentage of purchase payments in excess of $3,000,000 than for purchase payments up to $3,000,000.  In no event will the beneficiary receive less than the Contract Value.

29

The standard death benefit also includes the Spousal Protection Feature, which allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse.

One-Year Enhanced Death Benefit Option

For an additional charge at an annualized rate of 0.20% of the Daily Net Assets of the Variable Account, an applicant can elect the One-Year Enhanced Death Benefit Option at the time of application.  The One-Year Enhanced Death Benefit Option is only available for contracts with Annuitants age 80 or younger at the time of application.

If the Annuitant dies prior to the Annuitization Date and the total of all purchase payments made to the contract is less than or equal to $3,000,000, the death benefit will be the greatest of:

(1)	the Contract Value as of the date that Nationwide receives all the information necessary to pay the death benefit;

(2)	the total of all purchase payments, less an adjustment for amounts withdrawn; or

(3)
the highest Contract Value on any Contract Anniversary prior to the Annuitant's 86th birthday, less an adjustment for amounts subsequently withdrawn, plus purchase payments received after that Contract Anniversary.

The adjustment for amounts withdrawn will reduce items (2) and (3) above in the same proportion that the Contract Value was reduced on the date(s) of the partial withdrawal(s).

If Nationwide does not receive all information necessary to pay the death benefit within one year of the Annuitant's death, the death benefit will be the greater of (1) or (2) above, which would equal the standard death benefit.

If the Annuitant dies prior to the Annuitization Date and the total of all purchase payments made to the contract is greater than $3,000,000, the death benefit will be determined using the following formula:

(A x F) + B (1 - F), where

A = the greatest of:

(1)	the Contract Value as of the date that Nationwide receives all the information necessary to pay the death benefit;

(2)	the total of all purchase payments, less an adjustment for amounts withdrawn; or

(3)
the highest Contract Value on any Contract Anniversary prior to the Annuitant's 86th birthday, less an adjustment for amounts subsequently withdrawn, plus purchase payments received after that Contract Anniversary.

The adjustment for amounts withdrawn will reduce items (2) and (3) above in the same proportion that the Contract Value was reduced on the date(s) of the partial withdrawal(s).

If Nationwide does not receive all information necessary to pay the death benefit within one year of the Annuitant's death, the calculation for A above will be the greater of (1) or (2) above, which would equal the standard death benefit.

B = the Contract Value as of the date that Nationwide receives all the information necessary to pay the death benefit; and

F = the ratio of $3,000,000 to the total of all purchase payments made to the contract.

The practical effect of this formula is that the beneficiary recovers a lesser percentage of purchase payments in excess of $3,000,000 than for purchase payments up to $3,000,000.  In no event will the beneficiary receive less than the Contract Value.

The One-Year Enhanced Death Benefit Option also includes the Spousal Protection Feature, which allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse.

Spousal Protection Feature

The standard death benefit and the One-Year Enhanced Death Benefit Option include a Spousal Protection Feature at no additional charge.  The Spousal Protection Feature is not available for contracts issued as Charitable Remainder Trusts.  The Spousal Protection Feature allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse, provided the conditions described below are satisfied:

(1)
One or both spouses (or a revocable trust of which either or both of the spouses is/are grantor(s)) must be named as the Contract Owner.  For contracts issued as IRAs and Roth IRAs, only the person for whom the IRA or Roth IRA was established may be named as the Contract Owner;

(2)	The spouses must be Co-Annuitants;

(3)	(a) Both spouses must be age 85 or younger at the time the contract is issued for the standard death benefit; and

(b) Both spouses must be age 80 or younger at the time the contract is issued for the One-Year Enhanced Death Benefit Option;

(4)	Both spouses must be named as beneficiaries;

(5)	No person other than the spouse may be named as Contract Owner, Annuitant or primary beneficiary;

(6)
If both spouses are alive upon annuitization, the Contract Owner must specify which spouse is the Annuitant upon whose continuation of life any annuity payments involving life contingencies depend (for IRA and Roth IRA contracts, this person must be the Contract Owner); and

(7)
If the Contract Owner requests to add a Co-Annuitant after contract issuance, the date of marriage must be after the contract issue date and Nationwide will require the Contract Owner to provide a copy of the marriage certificate.  The new Co-Annuitant must meet the age requirement of the respective death benefit option on the date the Co-Annuitant is added.

30

If a Co-Annuitant dies before the Annuitization Date, the surviving spouse may continue the contract as its sole Contract Owner.  Additionally, if the death benefit value is higher than the Contract Value at the time of the first Co-Annuitant's death, Nationwide will adjust the Contract Value to equal the death benefit value.  The surviving Co-Annuitant may then name a new beneficiary but may not name another Co-Annuitant.

If the marriage of the Co-Annuitants terminates due to the death of a spouse, divorce, dissolution, or annulment, the Spousal Protection Feature terminates and the Contract Owner is not permitted to cover a subsequent spouse.

The Spousal Protection Feature may not apply if certain Contract Owner changes or assignments are made to the contract.  Contract Owners contemplating changes to the ownership of their contract, including assignments, should contact their registered representative to determine how the changes impact the Spousal Protection Feature.

Annuity Commencement Date

The Annuity Commencement Date is the date on which annuity payments are scheduled to begin.  Generally, the Contract Owner designates the Annuity Commencement Date at the time of application.  If no Annuity Commencement Date is designated at the time of application, Nationwide will establish the Annuity Commencement Date as the date the Annuitant reaches age 90 for Non-Qualified Contracts and the date the Contract Owner reaches age 70½ for all other contract types.

The Contract Owner may change the Annuity Commencement Date before annuitization.  This change must be submitted in writing to the Service Center and approved by Nationwide.  The Annuity Commencement Date may not be later than the first day of the first calendar month after the Annuitant's 90th birthday (or the 90th birthday of the oldest Annuitant if there are joint annuitants) unless approved by Nationwide.

Annuity Commencement Date and the Nationwide Lifetime Income Track Option

If the Contract Owner elected the Nationwide Lifetime Income Track option, Nationwide will, approximately three months before the Annuity Commencement Date, notify the Contract Owner of the impending Annuity Commencement Date and give the Contract Owner the opportunity to defer the Annuity Commencement Date in order to preserve the benefit associated with the Nationwide Lifetime Income Track option.  Deferring the Annuity Commencement Date may have negative tax consequences (see "Nationwide Lifetime Income Track" and "Appendix C: Contract Types and Tax Information").  Consult a qualified tax advisor.

Annuitizing the Contract

Annuitization Date

The Annuitization Date is the date that annuity payments begin.  Annuity payments will not begin until the Contract Owner affirmatively elects to begin annuity payments by contacting the Service Center.  If the Contract Owner has elected the Nationwide Lifetime Income Track option, an election to begin annuity payments will terminate all benefits, conditions, guarantees, and charges associated with the Nationwide Lifetime Income Track option.

The Annuitization Date will be the first day of a calendar month unless otherwise agreed.  The Annuitization Date must be at least two years after the contract is issued, but may not be later than either:

•	the age (or date) specified in your contract; or

•	the age (or date) specified by state law, where applicable.

On the Annuitization Date, the Annuitant becomes the Contract Owner unless the Contract Owner is a Charitable Remainder Trust.

The Internal Revenue Code may require that distributions be made prior to the Annuitization Date (see "Appendix C: Contract Types and Tax Information").

Annuitization

Annuitization is the period during which annuity payments are received.  It is irrevocable once payments have begun.  Upon arrival of the Annuitization Date, the Annuitant must choose:

(1)	an annuity payment option; and

(2)	either a fixed payment annuity, variable payment annuity, or an available combination.

Actual purchase rates used to determine annuity payments will be those in effect on the Annuitization Date.

Nationwide guarantees that each payment under a fixed payment annuity will be the same throughout annuitization.  Under a variable payment annuity, the amount of each payment will vary with the performance of the underlying mutual funds chosen by the Contract Owner.

Fixed Annuity Payments

Fixed annuity payments provide for level annuity payments.  Premium taxes are deducted prior to determining fixed annuity payments.  The fixed annuity payments will remain level unless the annuity payment option provides otherwise.

Variable Annuity Payments

Variable annuity payments will vary depending on the performance of the underlying mutual funds selected.  The underlying mutual funds available during annuitization are those underlying mutual funds shown in "Appendix A: Underlying Mutual Funds."  The Static Asset Allocation Model and Custom Portfolio Asset Rebalancing Service are not available after annuitization.

First Variable Annuity Payment

The following factors determine the amount of the first variable annuity payment:

•	the portion of purchase payments allocated to provide variable annuity payments;

•	the Variable Account value on the Annuitization Date;

•	the adjusted age and sex of the Annuitant (and joint annuitant, if any) in accordance with the contract;

•	the annuity payment option elected;

31

•	the frequency of annuity payments;

•	the Annuitization Date;

•	the assumed investment return (the net investment return required to maintain level variable annuity payments);

•	the deduction of applicable premium taxes; and

•	the date the contract was issued.

Subsequent Variable Annuity Payments

Variable annuity payments after the first will vary with the performance of the underlying mutual funds chosen by the Contract Owner after the investment performance is adjusted by the assumed investment return factor.

The dollar amount of each subsequent variable annuity payment is determined by taking the portion of the first annuity payment funded by a particular Sub-Account divided by the Annuity Unit value for that Sub-Account as of the Annuitization Date.  This establishes the number of Annuity Units provided by each Sub-Account for each variable annuity payment after the first.

The number of Annuity Units comprising each variable annuity payment, on a Sub-Account basis, will remain constant, unless the Contract Owner transfers value from one underlying mutual fund to another.  After annuitization, transfers among Sub-Accounts may only be made once per calendar year.

The number of Annuity Units for each Sub-Account is multiplied by the Annuity Unit value for that Sub-Account for the Valuation Period for which the payment is due.  The sum of these results for all the Sub-Accounts in which the Contract Owner invests establishes the dollar amount of the variable annuity payment.

Subsequent variable annuity payments may be more or less than the previous variable annuity payment, depending on whether the net investment performance of the elected underlying mutual funds is greater or lesser than the assumed investment return.

Assumed Investment Return

An assumed investment return is the net investment return required to maintain level variable annuity payments.  Nationwide uses a 3.5% assumed investment return factor.  Therefore, if the net investment performance of each Sub-Account in which the Contract Owner invests exactly equals 3.5% for every payment period, then each payment will be the same amount.  To the extent that investment performance is not equal to 3.5% for given payment periods, the amount of the payments in those periods will not be the same.  Payments will increase from one payment date to the next if the annualized net rate of return is greater than 3.5% during that time.  Conversely, payments will decrease from one payment to the next if the annualized net rate of return is less than 3.5% during that time.

Nationwide uses the assumed investment rate of return to determine the amount of the first variable annuity payment.

Value of an Annuity Unit

Annuity Unit values for Sub-Accounts are determined by:

(1)	multiplying the Annuity Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account for the subsequent Valuation Period; and then

(2)	multiplying the result from (1) by a factor to neutralize the assumed investment return factor.

The Net Investment Factor for any particular Sub-Account on or after the Annuitization Date is determined by dividing (a) by (b), and then subtracting (c) from the result, where:

(a)	is the sum of:

(1)	the Net Asset Value of the underlying mutual fund as of the end of the current Valuation Period; and

(2)	the per share amount of any dividend or income distributions made by the underlying mutual fund (if the date of the dividend or income distribution occurs during the current Valuation Period).

(b)	is the Net Asset Value of the underlying mutual fund determined as of the end of the preceding Valuation Period.

(c)	is a factor equal to an annualized rate of 0.40% of the Daily Net Assets of the Variable Account.

Based on the change in the Net Investment Factor, the value of an Annuity Unit may increase or decrease.  Changes in the Net Investment Factor may not be directly proportional to changes in the Net Asset Value of the underlying mutual fund shares because of the deduction of Variable Account charges.

Though the number of Annuity Units will not change as a result of investment experience, the value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

Frequency and Amount of Annuity Payments

Annuity payments are based on the annuity payment option elected.

If the net amount to be annuitized is less than $2,000, Nationwide reserves the right to pay this amount in a lump sum instead of periodic annuity payments.

Nationwide reserves the right to change the frequency of payments if the amount of any payment becomes less than $100.  The payment frequency will be changed to an interval that will result in payments of at least $100.

Nationwide will send annuity payments no later than seven days after each annuity payment date.

Annuity Payment Options

The Annuitant must elect an annuity payment option before the Annuitization Date.  If the Annuitant does not elect an annuity payment option by that date, a variable payment life annuity with a guarantee period of 240 months will be assumed as the automatic form of payment upon annuitization.  Once elected or assumed, the annuity payment option may not be changed.

32

The annuity payment options available may be limited based on the Annuitant's age (and the joint annuitant's age, if applicable) or requirements under the Internal Revenue Code.

Nationwide reserves the right to refuse purchase payments in excess of $1,000,000. If you do not submit purchase payments in excess of $1,000,000, or if Nationwide has refused to accept purchase payments in excess of $1,000,000, the references in this provision to purchase payments in excess of $1,000,000 will not apply to your contract.  If you are permitted to submit purchase payments in excess of $1,000,000, additional restrictions apply, as follows.

Annuity Payment Options for Contracts with Total Purchase Payments and Contract Value Annuitized Less Than or Equal to $2,000,000

If, at the Annuitization Date, the total of all purchase payments made to the contract and the Contract Value annuitized is less than or equal to $2,000,000, the annuity payment options available are:

•	Single Life;

•	Standard Joint and Survivor; and

•	Single Life with a 10 or 20 Year Term Certain.

Each of the annuity payment options is discussed more thoroughly below.

Single Life

The Single Life annuity payment option provides for annuity payments to be paid during the lifetime of the Annuitant.  This option is not available if the Annuitant is 86 or older on the Annuitization Date.

Payments will cease with the last payment before the Annuitant's death.  For example, if the Annuitant dies before the second annuity payment date, the Annuitant will receive only one payment.  The Annuitant will only receive two annuity payments if he or she dies before the third payment date, and so on.  No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Standard Joint and Survivor

The Standard Joint and Survivor annuity payment option provides for annuity payments to continue during the joint lifetimes of the Annuitant and joint annuitant.  After the death of either the Annuitant or joint annuitant, payments will continue for the life of the survivor.  This option is not available if the Annuitant or joint Annuitant is 86 or older on the Annuitization Date.

Payments will cease with the last payment due prior to the death of the last survivor of the Annuitant and joint annuitant.  As is the case of the Single Life annuity payment option, there is no guaranteed number of payments.  Therefore, it is possible that if the Annuitant dies before the second annuity payment date, the Annuitant will receive only one annuity payment.  No death benefit will be paid.

No withdrawals other than the scheduled annuity payments are permitted.

Single Life with a 10 or 20 Year Term Certain

The Single Life with a 10 or 20 Year Term Certain annuity payment option provides that monthly annuity payments will be paid during the Annuitant's lifetime or for the term selected, whichever is longer.  The term may be either 10 or 20 years.

If the Annuitant dies before the end of the 10 or 20 year term, payments will be paid to the beneficiary for the remainder of the term.

No withdrawals other than the scheduled annuity payments are permitted.

Any Other Option

Annuity payment options not set forth in this provision may be available.  Any annuity payment option not set forth in this provision must be approved by Nationwide.

Annuity Payment Options for Contracts with Total Purchase Payments and/or Contract Value Annuitized Greater Than $2,000,000

If, at the Annuitization Date, the total of all purchase payments made to the contract and/or the Contract Value to be annuitized is greater than $2,000,000, Nationwide may limit the annuity payment option to the longer of:

(1)	a Fixed Life Annuity with a 20 Year Term Certain; or

(2)	a Fixed Life Annuity with a Term Certain to Age 95.

Annuitization of Amounts Greater than $5,000,000

Additionally, we may limit the amount that may be annuitized on a single life to $5,000,000.  If the total amount to be annuitized is greater than $5,000,000 under this contract and/or for all Nationwide issued annuity contracts with the same Annuitant, the Contract Owner must:

(1)	reduce the amount to be annuitized to $5,000,000 or less by taking a partial withdrawal from the contract;

(2)	reduce the amount to be annuitized to $5,000,000 or less by exchanging the portion of the Contract Value in excess of $5,000,000 to another annuity contract; or

(3)	annuitize the portion of the Contract Value in excess of $5,000,000 under an annuity payment option with a term certain, if available.

Statements and Reports

Nationwide will mail Contract Owners statements and reports.  Therefore, Contract Owners should promptly notify the Service Center of any address change.

These mailings will contain:

•	statements showing the contract's quarterly activity;

•
confirmation statements showing transactions that affect the contract's value.  Confirmation statements will not be sent for recurring transactions (i.e., Dollar Cost Averaging or salary reduction programs).  Instead, confirmation of recurring transactions will appear in the contract's quarterly statements; and

33

•	semi-annual and annual reports of allocated underlying mutual funds.

Contract Owners can receive information from Nationwide faster and reduce the amount of mail they receive by signing up for Nationwide's eDelivery program.  Nationwide will notify Contract Owners by email when important documents (statements, prospectuses and other documents) are ready for a Contract Owner to view, print, or download from Nationwide's secure server.  To choose this option, go to:

www.nationwide.com/login

Contract Owners should review statements and confirmations carefully.  All errors or corrections must be reported to Nationwide immediately to assure proper crediting to the contract.  Unless Nationwide is notified within 30 days of receipt of the statement, Nationwide will assume statements and confirmation statements are correct.

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY OWNER DOCUMENTS

When multiple copies of the same disclosure document(s), such as prospectuses, supplements, proxy statements and semi-annual and annual reports are required to be mailed to multiple Contract Owners in the same household, Nationwide will mail only one copy of each document, unless notified otherwise by the Contract Owner(s).  Household delivery will continue for the life of the contracts.

A Contract Owner can revoke their consent to household delivery and reinstitute individual delivery by contacting the Service Center.  Nationwide will reinstitute individual delivery within 30 days after receiving such notification.

Legal Proceedings

Nationwide Financial Services, Inc. (NFS, or collectively with its subsidiaries, "the Company") was formed in November 1996.  NFS is the holding company for Nationwide Life Insurance Company (NLIC), Nationwide Life and Annuity Insurance Company (NLAIC) and other companies that comprise the life insurance and retirement savings operations of the Nationwide group of companies (Nationwide). This group includes Nationwide Financial Network (NFN), an affiliated distribution network that markets directly to its customer base.  NFS is incorporated in Delaware and maintains its principal executive offices in Columbus, Ohio.

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. The Company’s legal and regulatory matters include proceedings specific to the Company and other proceedings generally applicable to business practices in the industries in which the Company operates.  These matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted.  Regulatory proceedings could also affect the outcome of one or more of the Company’s litigation matters.   Furthermore, it is often not possible to determine the ultimate outcomes of the pending regulatory investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory matters is not likely to have a material adverse effect on the Company’s condensed consolidated financial position.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that such outcomes could materially affect the Company’s condensed consolidated financial position or results of operations in a particular quarter or annual period.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, the Internal Revenue Service ("IRS"), and state insurance authorities.  Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates.  The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators. The Company will cooperate with Nationwide Mutual Insurance Company (NMIC) insofar as any inquiry, examination or investigation encompasses NMIC's operations.

In October 2012, NLIC and NLAIC entered into a Regulatory Settlement Agreement with the Florida Office of Insurance Regulation and 21 other state Departments of Insurance to resolve a multi-state market conduct exam regarding claim settlement practices.  The Regulatory Settlement Agreement applies prospectively and requires NLIC and NLAIC to adopt and implement additional procedures relating to the use of to the Social Security Death Master File and identifying and locating beneficiaries once deaths are identified.  In October 2012, NLIC and NLAIC also entered into a Global Resolution Agreement to resolve the related unclaimed property audit.

Other jurisdictions may pursue similar investigations, examinations or inquires. The results of these investigations, examinations or inquiries could result in the payment or escheatment of unclaimed death benefits, and/or changes in the Company’s practices and procedures to its claims handling and escheat processes, all of which could impact claim payments and reserves and/or result in payment of investigation costs, fines or penalties.

On November 20, 2007, Nationwide Retirement Solutions, Inc. ("NRS") and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious

34

Defendants A to Z. On March 12, 2010, NRS and NLIC were named in a Second Amended Class Action Complaint filed in the Circuit Court of Jefferson County, Alabama entitled Steven E. Coker, Sandra H. Turner, David N. Lichtenstein and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc, Alabama State Employees Association, Inc., PEBCO, Inc. and Fictitious Defendants A to Z claiming to represent a class of all participants in the Alabama State Employees Association, Inc. ("ASEA") Plan, excluding members of the Deferred Compensation Committee, ASEA's directors, officers and board members, and PEBCO's directors, officers and board members. On October 22, 2010, the parties to this action executed a court approved stipulation of settlement that agreed to certify a class for settlement purposes only, that provided for payments to the settlement class, and that provided for releases, certain bar orders, and dismissal of the case. The settlement fund has been paid out. On December 6, 2011 the Court entered an Order that NRS owes indemnification to ASEA and PEBCO for only the Coker (Gwin) class action, and dismissed NLIC. The Company has resolved the indemnification claims of ASEA.   On February 15, 2013, the Court issued its Order determining the amount of fees due to PEBCO on its indemnification claim. The Company has until March 29, 2013, to file a notice of appeal. NRS continues to defend this case vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the U.S. District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company. In the plaintiffs' sixth amended complaint, filed November 18, 2009, they amended the list of named plaintiffs and claim to represent a class of qualified retirement plan trustees under Employee Retirement Income Security Act of 1974 ("ERISA") that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On November 6, 2009, the Court granted the plaintiff's motion for class certification and certified a class of "All trustees of all employee pension benefit plans covered by ERISA which had variable annuity contracts with NFS and NLIC or whose participants had individual variable annuity contracts with NFS and NLIC at any time from January 1, 1996, or the first date NFS and NLIC began receiving payments from mutual funds based on a percentage of assets invested in the funds by NFS and NLIC, whichever came first, to the date of November 6, 2009". On October 21, 2010, the District Court dismissed NFS from the lawsuit. On February 6, 2012, the Second Circuit Court of Appeals vacated the November 6, 2009 order granting class certification and remanded the case back to the District Court for further consideration. The plaintiffs have renewed their motion for class certification.  On December 18, 2012, the District Court heard oral argument on the motion for class certification.  NLIC continues to defend this lawsuit vigorously.

On June 8, 2011, NMIC and NLIC were named in a lawsuit filed in Court of Common Pleas, Cuyahoga County, Ohio entitled Stanley Andrews and Donald Clark, on their behalf and on behalf of the class defined herein v. Nationwide Mutual Insurance Company and Nationwide Life Insurance Company.  Lower court granted Nationwide’s motion to dismiss. Plaintiffs appealed. The Court of Appeals affirmed the dismissal on October 24, 2012. Plaintiffs filed a petition for rehearing en banc on November 5, 2012. The Court of Appeals denied the petition for rehearing en banc on December 14 , 2012.   Plaintiff filed a notice of appeal to the Ohio Supreme Court on January 24, 2013.  Nationwide filed its memorandum in opposition to plaintiffs' petition for jurisdiction to the Ohio Supreme Court on February 27, 2013.  NMIC and NLIC continue to defend their lawsuit vigorously.

In 2012, NMIC and NLIC were named in a class action filed in the United States Bankruptcy Court for the Southern District of New York entitled Lehman Brothers Holdings, Inc. (Debtors) and James Giddens v. NLIC and NMIC, et al. The plaintiff, Debtor in Possession Lehman Brothers Special Financing, Inc., seeks to recover nearly $3 billion in assets from all the named defendants including NLIC and NMIC.  This litigation arises from two credit default transactions, 801 Grand and Alta, which resulted in payments to NLIC and NMIC. In 2008 the plaintiff and its parent company, Lehman Brothers Holding, Inc., filed for bankruptcy which triggered an early termination of the above transactions.  The plaintiff seeks to have sums returned to the bankruptcy estate in addition to prejudgment interest and costs. The case is currently stayed and answers of defendants are due on September 5, 2013.  Lehman recently sent correspondence to all defendants inviting settlement discussions which is under review.

The general distributor, NISC, is not engaged in any litigation of any material nature.

35

Investment Company Act of 1940 Registration File No. 811-03330
Securities Act of 1933 Registration File No. 333-182494

36

Appendix A: Underlying Mutual Funds

Below is a list of the available Sub-Accounts and information about the corresponding underlying mutual funds in which they invest.  The underlying mutual funds in which the Sub-Accounts invest are designed primarily as investments for variable annuity contracts and variable life insurance policies issued by insurance companies.  There is no guarantee that the investment objectives will be met.  Please refer to the prospectus for each underlying mutual fund for more detailed information.

Designations Key:

STTF:	The underlying mutual fund corresponding to this Sub-Account assesses (or reserves the right to assess) a short-term trading fee (see "Short-Term Trading Fees").

FF:
The underlying mutual fund corresponding to this Sub-Account primarily invests in other mutual funds.  Therefore, a proportionate share of the fees and expenses of any acquired funds are indirectly borne by investors.  As a result, investors in this Sub-Account may incur higher charges than if the assets were invested in an underlying mutual fund that does not invest in other mutual funds.  Please refer to the prospectus for this underlying mutual fund for more information.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein Small/Mid Cap Value Portfolio: Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	Long-term growth of capital.

AllianceBernstein Variable Products Series Fund, Inc. - AllianceBernstein VPS Dynamic Asset Allocation Portfolio: Class A
Investment Advisor:	AllianceBernstein L.P.
Investment Objective:	To maximize total return consistent with the Adviser’s determination of reasonable risk.

American Century Variable Portfolios II, Inc. - American Century VP Inflation Protection Fund: Class I
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	The fund pursues long-term total return using a strategy that seeks to protect against U.S. inflation.

American Century Variable Portfolios, Inc. - American Century VP Mid Cap Value Fund: Class I
Investment Advisor:	American Century Investment Management, Inc.
Investment Objective:	Long-term capital growth with income as a secondary objective.

American Funds Insurance Series® - Protected Asset Allocation Fund: Class P2
Investment Advisor:	Capital Research and Management Company
Sub-advisor:	Milliman Financial Risk Management LLC
Investment Objective:	To provide high total return (including income and capital gains) consistent with preservation of capital over the long term while seeking to manage volatility.

BlackRock Variable Series Funds, Inc. - BlackRock Global Allocation V.I. Fund: Class III
Investment Advisor:	BlackRock Advisors, LLC
Sub-advisor:	BlackRock Investment Management, LLC; BlackRock International Limited
Investment Objective:	Seeks high total investment return.

Delaware Variable Insurance Product Trust - Delaware VIP Small Cap Value Series: Service Class
Investment Advisor:	Delaware Management Company, Inc.
Investment Objective:	Seeks long-term capital appreciation.

Dreyfus Variable Investment Fund - Appreciation Portfolio: Service Shares
Investment Advisor:	The Dreyfus Corporation
Sub-advisor:	Fayez Sarofim & Co.
Investment Objective:	Long-term capital growth consistent with the preservation of capital.

Eaton Vance Variable Trust - Eaton Vance VT Floating-Rate Income Fund
Investment Advisor:	Eaton Vance Management
Investment Objective:	The fund seeks to provide a high level of current income.

Fidelity Variable Insurance Products Fund - VIP Energy Portfolio: Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Sub-advisor:	FMR Co., Inc., Fidelity Research & Analysis Company
Investment Objective:	Capital appreciation.
Designation: STTF

37

Fidelity Variable Insurance Products Fund - VIP Growth Portfolio: Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Sub-advisor:
FMR Co., Inc., Fidelity Management & Research (U.K.) Inc., Fidelity Research & Analysis Company, Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited, Fidelity Investments Japan Limited

Investment Objective:	Capital appreciation.

Fidelity Variable Insurance Products Fund - VIP Investment Grade Bond Portfolio: Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Sub-advisor:	Fidelity Investments Money Management, Inc., Fidelity Research & Analysis Company, Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited
Investment Objective:	High level of current income.

Fidelity Variable Insurance Products Fund - VIP Mid Cap Portfolio: Service Class 2
Investment Advisor:	Fidelity Management & Research Company
Sub-advisor:
FMR Co., Inc., Fidelity Management & Research (U.K.) Inc., Fidelity Research & Analysis Company, Fidelity Investments Japan Limited, Fidelity International Investment Advisors, Fidelity International Investment Advisors (U.K.) Limited

Investment Objective:	Long-term growth of capital.

Fidelity Variable Insurance Products Fund - VIP Real Estate Portfolio: Service Class 2
Investment Advisor:                                                                    Fidelity Management & Research Company
Sub-advisor:	FMR Co., Inc., Fidelity Research & Analysis Company
Investment Objective:	The fund seeks above-average income and long-term capital growth, consistent with reasonable investment risk.

Franklin Templeton Variable Insurance Products Trust - Franklin High Income Securities Fund: Class 2
Investment Advisor:	Franklin Advisers, Inc.
Investment Objective:	To earn a high level of current income.

Franklin Templeton Variable Insurance Products Trust - Franklin Income Securities Fund: Class 2
Investment Advisor:	Franklin Advisers, Inc.
Investment Objective:	Maximum income while maintaining prospects for capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Franklin Strategic Income Securities Fund: Class 2
Investment Advisor:	Franklin Advisers, Inc.
Investment Objective:	High level of current income.

Franklin Templeton Variable Insurance Products Trust - Franklin Templeton VIP Founding Funds Allocation Fund: Class 2
Investment Advisor:	Franklin Templeton Services, LLC
Investment Objective:	Capital appreciation with income as a secondary goal.
Designation: FF

Franklin Templeton Variable Insurance Products Trust - Mutual Global Discovery Securities Fund: Class 2
Investment Advisor:	Franklin Mutual Advisers, LLC
Investment Objective:	Capital appreciation.

Franklin Templeton Variable Insurance Products Trust - Templeton Global Bond Securities Fund: Class 2
Investment Advisor:	Franklin Advisers, Inc.
Investment Objective:	High current income, consistent with preservation of capital, with capital appreciation as a secondary consideration.

Goldman Sachs Variable Insurance Trust - Goldman Sachs Global Markets Navigator Fund: Service Shares
Investment Advisor:	Goldman Sachs Asset Management, L.P.
Investment Objective:	Seeks to achieve investment results that approximate the performance of the GS Global Markets Navigator Index (the “Index”).

Goldman Sachs Variable Insurance Trust - Goldman Sachs Structured Small Cap Equity Fund: Service Shares
Investment Advisor:	Goldman Sachs Asset Management, L.P.
Investment Objective:	Long-term growth of capital.

38

Guggenheim Variable Fund - Multi-Hedge Strategies
Investment Advisor:	Security Global Investors
Investment Objective:
Capital appreciation consistent with the return and risk characteristics of the hedge fund universe and, secondarily, to achieve these returns with low correlation to and less volatility than equity indices.

Huntington VA Funds - Huntington VA International Equity Fund
Investment Advisor:	Huntington Asset Advisors, Inc.
Investment Objective:	Seeks total return on its assets.

Huntington VA Funds - Huntington VA Situs Fund
Investment Advisor:	Huntington Asset Advisors, Inc.
Investment Objective:	Seeks long-term capital appreciation.

Invesco - Invesco V.I. Balanced-Risk Allocation Fund: Series I Shares
Investment Advisor:	Invesco Advisers, Inc.
Investment Objective:	Total return.

Ivy Funds Variable Insurance Portfolios - Asset Strategy
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks high total return over the long term.

Ivy Funds Variable Insurance Portfolios - High Income
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks a high level of current income and capital when consistent with its primary objective as a secondary objective.

Ivy Funds Variable Insurance Portfolios - Mid Cap Growth
Investment Advisor:	Waddell & Reed Investment Management Company
Sub-advisor:	Wall Street Associates LLC
Investment Objective:	Seeks long-term capital appreciation.

Ivy Funds Variable Insurance Portfolios - Pathfinder Aggressive
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks maximum growth of capital consistent with a more aggressive level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Conservative
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	Seeks a high level of total return consistent with a conservative level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderate
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks a high level of total return consistent with a moderate level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderately Aggressive
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk.
Designation: FF

Ivy Funds Variable Insurance Portfolios - Pathfinder Moderately Conservative
Investment Advisor:	Waddell & Reed Investment Management Company
Investment Objective:	The fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation: FF

Janus Aspen Series - Enterprise Portfolio: Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Janus Aspen Series - Forty Portfolio: Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

39

Janus Aspen Series - Global Technology Portfolio: Service Shares
Investment Advisor:	Janus Capital Management LLC
Investment Objective:	Long-term growth of capital.

Lazard Retirement Series, Inc. - Lazard Retirement Emerging Markets Equity Portfolio: Service Shares
Investment Advisor:	Lazard Asset Management LLC
Investment Objective:	Long-term capital appreciation.

MFS® Variable Insurance Trust - MFS New Discovery Series: Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust - MFS Utilities Series: Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	To seek total return

MFS® Variable Insurance Trust - MFS Value Series: Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	To seek capital appreciation.

MFS® Variable Insurance Trust II - MFS International Value Portfolio: Service Class
Investment Advisor:	Massachusetts Financial Services Company
Investment Objective:	The fund’s investment objective is to seek capital appreciation. MFS normally invests the fund’s assets primarily in foreign equity securities, including emerging market equity securities.

Nationwide Variable Insurance Trust - American Century NVIT Growth Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	American Century Investment Management, Inc.
Investment Objective:	The Fund seeks long-term capital appreciation.

Nationwide Variable Insurance Trust - American Century NVIT Multi Cap Value Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	American Century Investment Management, Inc.
Investment Objective:	The Fund seeks capital appreciation, and secondarily current income.

Nationwide Variable Insurance Trust - American Funds NVIT Asset Allocation Fund: Class II
Investment Advisor:	Capital Research and Management Company
Investment Objective:	The fund seeks to provide high total return (including income and capital gains) consistent with the preservation of capital over the long term.

Nationwide Variable Insurance Trust - American Funds NVIT Bond Fund: Class II
Investment Advisor:	Capital Research and Management Company
Investment Objective:	The Fund seeks to maximize an investors level of current income and preserve the investor's capital.

Nationwide Variable Insurance Trust - American Funds NVIT Global Growth Fund: Class II
Investment Advisor:	Capital Research and Management Company
Investment Objective:	The Fund is designed for investors seeking capital appreciation through stocks.

Nationwide Variable Insurance Trust - American Funds NVIT Growth Fund: Class II
Investment Advisor:	Capital Research and Management Company
Investment Objective:	The Fund is designed for investors seeking capital appreciation principally through investment in stocks.

Nationwide Variable Insurance Trust - American Funds NVIT Growth-Income Fund: Class II
Investment Advisor:	Capital Research and Management Company
Investment Objective:	The fund seeks returns from both capital gains as well as income generated by dividends paid by stock issuers.

Nationwide Variable Insurance Trust - Federated NVIT High Income Bond Fund: Class III
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Federated Investment Management Company
Investment Objective:	The Fund seeks to provide high current income.
Designation: STTF

40

Nationwide Variable Insurance Trust - Loring Ward NVIT Capital Appreciation Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	LWI Financial Inc.
Investment Objective:	Seeks primarily to provide growth of capital, and secondarily current income.
Designation: FF

Nationwide Variable Insurance Trust - Loring Ward NVIT Moderate Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	LWI Financial Inc.
Investment Objective:	Seeks a high level of total return consistent with a moderate level of risk.
Designation: FF

Nationwide Variable Insurance Trust - Neuberger Berman NVIT Socially Responsible Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Neuberger Berman Management LLC
Investment Objective:	The Fund seeks long-term total return by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Aggressive Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Aggressive Fund seeks maximum growth of capital consistent with a more aggressive level of risk as compared to other Cardinal Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Balanced Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return through investment in both equity and fixed income securities.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Capital Appreciation Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks growth of capital, but also seeks income consistent with a less aggressive level of risk as compared to other Cardinal Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Conservative Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return consistent with a conservative level of risk as compared to other Cardinal Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderate Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks a high level of total return consistent with a moderate level of risk as compared to other Cardinal Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Aggressive Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The Fund seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to other Cardinal Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Cardinal(SM) Moderately Conservative Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Core Plus Bond Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Neuberger Berman Fixed Income LLC
Investment Objective:	The Fund seeks long-term total return consistent with reasonable risk.

41

Nationwide Variable Insurance Trust - NVIT Emerging Markets Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	The Boston Company Asset Management, LLC
Investment Objective:	The Fund seeks long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.

Nationwide Variable Insurance Trust - NVIT Government Bond Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Nationwide Asset Management, LLC
Investment Objective:	The fund seeks as high level of income as is consistent with the preserving of capital.

Nationwide Variable Insurance Trust - NVIT International Equity Fund: Class I
Investment Advisor:                                                                        Nationwide Fund Advisors
Sub-advisor:	Invesco Advisers, Inc.
Investment Objective:	The Fund seeks long-term capital growth by investing primarily in equity securities of companies in Europe, Australasia, the Far East and other regions, including developing countries.

Nationwide Variable Insurance Trust - NVIT International Index Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:
The Fund seeks to match the performance of the Morgan Stanley Capital International Europe, Australasia and Far East Index ("MSCI EAFE® Index") as closely as possible before the deduction of Fund expenses.

Nationwide Variable Insurance Trust - NVIT Investor Destinations Aggressive Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Aggressive Fund seeks maximum growth of capital consistent with a more aggressive level of risk as compared to other Investor Destinations Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Balanced Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Balanced Fund seeks a high level of total return through investment in both equity and fixed-income securities.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Capital Appreciation Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:
The NVIT Investor Destinations Capital Appreciation Fund seeks growth of capital, but also seeks income consistent with a less aggressive level of risk as compared to other NVIT Investor Destinations Funds.

Designation: FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Conservative Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Conservative Fund seeks a high level of total return consistent with a conservative level of risk as compared to other Investor Destinations Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderate Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Moderate Fund seeks a high level of total return consistent with a moderate level of risk as compared to other Investor Destinations Funds.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Aggressive Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:
The NVIT Investor Destinations Moderately Aggressive Fund seeks growth of capital, but also seeks income consistent with a moderately aggressive level of risk as compared to other Investor Destinations Funds.

Designation: FF

42

Nationwide Variable Insurance Trust - NVIT Investor Destinations Moderately Conservative Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Investment Objective:	The NVIT Investor Destinations Moderately Conservative Fund seeks a high level of total return consistent with a moderately conservative level of risk.
Designation: FF

Nationwide Variable Insurance Trust - NVIT Mid Cap Index Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	The Fund seeks capital appreciation.

Nationwide Variable Insurance Trust - NVIT Money Market Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Federated Investment Management Company
Investment Objective:	The Fund seeks as high a level of current income as is consistent with preserving capital and maintaining liquidity.

Nationwide Variable Insurance Trust - NVIT Multi Sector Bond Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Logan Circle Partners, L.P.
Investment Objective:	The Fund seeks to provide above average total return over a market cycle of three to five years.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Growth Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Winslow Capital Management, Inc.; Neuberger Berman Management Inc. and Wells Capital Management, Inc.;
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Large Cap Value Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Goldman Sachs Asset Management, L.P.; Wellington Management Company, LLP; The Boston Company Asset Management, LLC
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Growth Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Neuberger Berman Management LLC; Wells Capital Management, Inc.
Investment Objective:	The fund seeks long-term capital growth.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Mid Cap Value Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	American Century Investment Management, Inc.; Columbia Management Investment Advisers, LLC; Thompson, Siegel & Walmsley LLC
Investment Objective:	The fund seeks long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Cap Value Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Aberdeen Asset Management, Inc.; Epoch Investment Partners, Inc.; J.P. Morgan Investment Management Inc.
Investment Objective:	The Fund seeks capital appreciation.

Nationwide Variable Insurance Trust - NVIT Multi-Manager Small Company Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Aberdeen Asset Management, Inc.; Morgan Stanley Investment Management; Neuberger Berman Management, Inc.; Putnam Investment Management, LLC; and Waddell & Reed Investment Management Company
Investment Objective:	The Fund seeks capital appreciation.

Nationwide Variable Insurance Trust - NVIT Real Estate Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Morgan Stanley Investment Management, Inc.
Investment Objective:	The Fund seeks current income and long-term capital appreciation.

43

Nationwide Variable Insurance Trust - NVIT S&P 500 Index Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	Long-term capital appreciation.

Nationwide Variable Insurance Trust - NVIT Short Term Bond Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Nationwide Asset Management, LLC
Investment Objective:	The Fund seeks to provide a high level of current income while preserving capitaland minimizing fluctuations in share value.

Nationwide Variable Insurance Trust - NVIT Small Cap Index Fund: Class II
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	BlackRock Investment Management, LLC
Investment Objective:	The Fund seeks to match the performance of the Russell 2000® Index.

Nationwide Variable Insurance Trust - Templeton NVIT International Value Fund: Class III
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Templeton Investment Counsel, LLC
Investment Objective:	The Fund seeks to maximize total return consisting of capital appreciation and/orcurrent income.
Designation: STTF

Nationwide Variable Insurance Trust - Van Kampen NVIT Comstock Value Fund: Class I
Investment Advisor:	Nationwide Fund Advisors
Sub-advisor:	Invesco Advisers, Inc.
Investment Objective:	The Fund’s investment objective is to seek capital growth and income through investments in equity securities, including common stocks, preferred stocks, and convertible securities.

Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA: Non-Service Shares
Investment Advisor:	OppenheimerFunds, Inc.
Investment Objective:
Long-term capital appreciation by investing a substantial portion of its assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

Oppenheimer Variable Account Funds - Oppenheimer International Growth Fund/VA: Non-Service Shares
Investment Advisor:	OppenheimerFunds, Inc.
Investment Objective:	The Fund seeks long-term capital appreciation.

Oppenheimer Variable Account Funds - Oppenheimer Main Street Fund®/VA: Non-Service Shares
Investment Advisor:	OppenheimerFunds, Inc.
Investment Objective:	High total return which includes growth in the value of its shares as well as current income from equity and debt securities.

PIMCO Variable Insurance Trust - All Asset Portfolio: Advisor Class
Investment Advisor:	Pacific Investment Management Company LLC
Sub-advisor:	Research Affiliates
Investment Objective:	The fund seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Designation: FF

PIMCO Variable Insurance Trust - Commodity RealReturn® Strategy Portfolio: Advisor Class
Investment Advisor:	Pacific Investment Management Company LLC
Investment Objective:	The fund seeks maximum real return.

PIMCO Variable Insurance Trust - Emerging Markets Bond Portfolio: Advisor Class
Investment Advisor:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust - Foreign Bond Portfolio (U.S. Dollar-Hedged): Administrative Class
Investment Advisor:	PIMCO
Investment Objective:	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

44

PIMCO Variable Insurance Trust - Foreign Bond Portfolio (Unhedged): Advisor Class
Investment Advisor:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust - High Yield Portfolio: Advisor Class
Investment Advisor:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust - Low Duration Portfolio: Advisor Class
Investment Advisor:	Pacific Investment Management Company LLC
Investment Objective:	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

PIMCO Variable Insurance Trust - Real Return Portfolio: Advisor Class
Investment Advisor:	PIMCO
Investment Objective:	The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.

PIMCO Variable Insurance Trust - Total Return Portfolio: Advisor Class
Investment Advisor:	Pacific Investment Management Company LLC
Investment Objective:	The fund seeks maximum total return, consistent with preservation of capital and prudent investment management.

Royce Capital Fund - Royce Small-Cap Portfolio: Investment Class
Investment Advisor:	Royce & Associates, LLC
Investment Objective:	Long-term capital growth.

T. Rowe Price Equity Series, Inc. - T. Rowe Price Health Sciences Portfolio: II
Investment Advisor:	T. Rowe Price Investment Services
Investment Objective:	Long-term capital appreciation.

The Universal Institutional Funds, Inc. - Emerging Markets Debt Portfolio: Class II
Investment Advisor:	Morgan Stanley Investment Management Inc.
Investment Objective:	High total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.

The Universal Institutional Funds, Inc. - Global Real Estate Portfolio: Class II
Investment Advisor:	Morgan Stanley Investment Management Inc.
Investment Objective:	The Portfolio seeks to provide current income and capital appreciation.

Van Eck VIP Trust - Van Eck VIP Global Hard Assets Fund: Service Class
Investment Advisor:	Van Eck Associates Corporation
Investment Objective:	Long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.

Wells Fargo Advantage Variable Trust - Wells Fargo Advantage VT Small Cap Growth Fund: Class 2
Investment Advisor:	Wells Fargo Funds Management, LLC
Sub-advisor:	Wells Capital Management Inc.
Investment Objective:	Long-term capital appreciation.

45

Appendix B: Condensed Financial Information

Because the contracts described in this prospectus have not been previously made available for sale, there are no Accumulation Unit values for the year ending December 31, 2012 .  The Statement of Additional Information is available FREE OF CHARGE by contacting the Service Center.

46

Appendix C: Contract Types and Tax Information

The contracts described in this prospectus are classified according to the tax treatment to which they are subject under the Internal Revenue Code (the "Code").  Following is a general description of the various contract types.  Eligibility requirements, tax benefits (if any), limitations, and other features of the contracts will differ depending on contract type.

Non-Qualified Contracts

A non-qualified contract is a contract that does not qualify for certain tax benefits under the Code, and which is not an IRA, a Roth IRA, a SEP IRA, or a Simple IRA.

Upon the death of the owner of a non-qualified contract, mandatory distribution requirements are imposed to ensure distribution of the entire balance in the contract within a required period.

Non-qualified contracts that are owned by natural persons allow the deferral of taxation on the income earned in the contract until it is distributed or deemed to be distributed.  Non-qualified contracts that are owned by non-natural persons, such as trusts, corporations and partnerships are generally subject to current income tax on the income earned inside the contract, unless the non-natural person owns the contract as an "agent" of a natural person.

Charitable Remainder Trusts

Charitable remainder trusts are trusts that meet the requirements of Section 664 of the Code.  Non-qualified contracts that are issued to charitable remainder trusts will differ from other non-qualified contracts in two respects:

(1)
Contract ownership at annuitization.  On the annuitization date, if the contract owner is a charitable remainder trust, the charitable remainder trust will continue to be the contract owner and the annuitant will NOT become the contract owner.

(2)
Recipient of death benefit proceeds.  With respect to the death benefit proceeds, if the contract owner is a charitable remainder trust, the death benefit is payable to the charitable remainder trust.  Any designation in conflict with the charitable remainder trust's right to the death benefit will be void.

While these provisions are intended to facilitate a charitable remainder trust's ownership of this contract, the rules governing charitable remainder trusts are numerous and complex.  A charitable remainder trust that is considering purchasing this contract should seek the advice of a qualified tax and/or financial adviser prior to purchasing the contract.  An annuity that has a charitable remainder trust endorsement is not a charitable remainder trust; the endorsement is merely to facilitate ownership of the contract by a charitable remainder trust.

Individual Retirement Annuities (IRAs)

IRAs are contracts that satisfy the provisions of Section 408(b) of the Code, including the following requirements:

•	the contract is not transferable by the owner;

•	the premiums are not fixed;

•
if the contract owner is younger than age 50, the annual premium cannot exceed $5,000; if the contract owner is age 50 or older, the annual premium cannot exceed $6,000 (although rollovers of greater amounts from qualified plans and other IRAs can be received);

•	certain minimum distribution requirements must be satisfied after the owner attains the age of 70½;

•	the entire interest of the owner in the contract is nonforfeitable; and

•	after the death of the owner, additional distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

Depending on the circumstance of the owner, all or a portion of the contributions made to the account may be deducted for federal income tax purposes.

IRAs may receive rollover contributions from other Individual Retirement Accounts, other Individual Retirement Annuities, certain 457 governmental plans and qualified retirement plans (including 401(k) plans).

When the owner of an IRA attains the age of 70½, the Code requires that certain minimum distributions be made.  In addition, upon the death of the owner of an IRA, mandatory distribution requirements are imposed by the Code to ensure distribution of the entire contract value within the required statutory period.  Due to recent changes in Treasury Regulations, the amount used to compute the mandatory distributions may exceed the contract value.

Failure to make the mandatory distributions can result in an additional penalty tax of 50% of the excess of the amount required to be distributed over the amount that was actually distributed.

47

For further details regarding IRAs, please refer to the disclosure statement provided when the IRA was established and the annuity contract's IRA endorsement.

As used herein, the term "individual retirement plans" shall refer to both individual retirement annuities and individual retirement accounts that are described in Section 408 of the Code.

Roth IRAs

Roth IRA contracts are contracts that satisfy the provisions of Section 408A of the Code, including the following requirements:

•	the contract is not transferable by the owner;

•	the premiums are not fixed;

•
if the contract owner is younger than age 50, the annual premium cannot exceed $5,000; if the contract owner is age 50 or older, the annual premium cannot exceed $6,000 (although rollovers of greater amounts from other Roth IRAs and other individual retirement plans can be received);

•	the entire interest of the owner in the contract is nonforfeitable; and

•	after the death of the owner, certain distribution requirements may be imposed to ensure distribution of the entire balance in the contract within the statutory period of time.

A Roth IRA can receive a rollover from an individual retirement plan or another eligible retirement plan; however, the amount rolled over from the individual retirement plan or other eligible retirement plan to the Roth IRA is required to be included in the owner's federal gross income at the time of the rollover, and will be subject to federal income tax.

There are income limitations on eligibility to participate in a Roth IRA and additional income limitations for eligibility to roll over amounts from an individual retirement plan or other eligible retirement plan to a Roth IRA.

For further details regarding Roth IRAs, please refer to the disclosure statement provided when the Roth IRA was established and the annuity contract's IRA endorsement.

Simplified Employee Pension IRAs (SEP IRA)

A SEP IRA is a written plan established by an employer for the benefit of employees which permits the employer to make contributions to an IRA established for the benefit of each employee.

An employee may make deductible contributions to a SEP IRA subject to the same restrictions and limitations as an IRA.  In addition, the employer may make contributions to the SEP IRA, subject to dollar and percentage limitations imposed by both the Code and the written plan.

A SEP IRA plan must satisfy:

•	minimum participation rules;

•	top-heavy contribution rules;

•	nondiscriminatory allocation rules; and

•	requirements regarding a written allocation formula.

In addition, the plan cannot restrict withdrawals of non-elective contributions, and must restrict withdrawals of elective contributions before March 15th of the following year.

When the owner of a SEP IRA attains the age of 70½, the Code requires that certain minimum distributions be made.  Due to recent changes in Treasury Regulations, the amount used to compute the minimum distributions may exceed the contract value.  In addition, upon the death of the owner of a SEP IRA, mandatory distribution requirements are imposed by the Code to ensure distribution of the entire contract value within the required statutory period.

48

Simple IRAs

A Simple IRA is an individual retirement annuity that is funded exclusively by a qualified salary reduction arrangement and satisfies:

•	vesting requirements;

•	participation requirements; and

•	administrative requirements.

The funds contributed to a Simple IRA cannot be commingled with funds in other individual retirement plans or SEP IRAs.

A Simple IRA cannot receive rollover distributions except from another Simple IRA.

When the owner of Simple IRA attains the age of 70½, the Code requires that certain minimum distributions be made.  Due to recent changes in Treasury Regulations, the amount used to compute the minimum distributions may exceed the contract value.  In addition, upon the death of the owner of a Simple IRA, mandatory distribution requirements are imposed by the Code to ensure distribution of the entire contract value within the required statutory period.

Investment Only (Qualified Plans)

Contracts that are owned by qualified plans are not intended to confer tax benefits on the beneficiaries of the plan; they are used as investment vehicles for the plan.  The income tax consequences to the beneficiary of a qualified plan are controlled by the operation of the plan, not by operation of the assets in which the plan invests.

Beneficiaries of qualified plans should contact their employer and/or trustee of the plan to obtain and review the plan, trust, summary plan description and other documents for the tax and other consequences of being a participant in a qualified plan.

Federal Tax Considerations

Federal Income Taxes

The tax consequences of purchasing a contract described in this prospectus will depend on:

•	the type of contract purchased;

•	the purposes for which the contract is purchased; and

•	the personal circumstances of individual investors having interests in the contracts.

Existing tax rules are subject to change, and may affect individuals differently depending on their situation.  Nationwide does not guarantee the tax status of any contracts or any transactions involving the contracts.

Representatives of the Internal Revenue Service have informally suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment.  In 2003, the Internal Revenue Service issued formal guidance, in Revenue Ruling 2003-91, that indicates that if the number of underlying mutual funds available in a variable insurance product does not exceed 20, the number of underlying mutual funds alone would not cause the contract to not qualify for the desired tax treatment.  The Internal Revenue Service has also indicated that exceeding 20 investment options may be considered a factor, along with other factors including the number of transfer opportunities available under the contract, when determining whether the contract qualifies for the desired tax treatment.  The revenue ruling did not indicate the actual number of underlying mutual funds that would cause the contract to not provide the desired tax treatment.  Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the contract would no longer qualify for tax deferred treatment under Section 72 of the Code, Nationwide will take whatever steps are available to remain in compliance.

If the contract is purchased as an investment of certain retirement plans (such as qualified retirement plans, Individual Retirement Accounts, and custodial accounts as described in Sections 401 and 408(a), of the Code), tax advantages enjoyed by the contract owner and/or annuitant may relate to participation in the plan rather than ownership of the annuity contract.  Such plans are permitted to purchase investments other than annuities and retain tax-deferred status.

The following is a brief summary of some of the federal income tax considerations related to the types of contracts sold in connection with this prospectus.  In addition to the federal income tax, distributions from annuity contracts may be subject to state and local income taxes.  The tax rules across all states and localities are not uniform and therefore will not be discussed in this prospectus.  Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed.  Nothing in this prospectus should be considered to be tax advice.  Purchasers and prospective purchases of the contract should consult a financial consultant, tax adviser or legal counsel to discuss the taxation and use of the contracts.

49

IRAs, SEP IRAs and Simple IRAs

Distributions from IRAs, SEP IRAs and Simple IRAs are generally taxed as ordinary income when received.  If any of the amounts contributed to the individual retirement annuity were non-deductible for federal income tax purposes, then a portion of each distribution is excludable from income.

If distributions of income from an IRA are made prior to the date that the owner attains the age of 59½ years, the income is subject to the regular income tax, and an additional penalty tax of 10% is generally applicable.  (For Simple IRAs, the 10% penalty is increased to 25% if the distribution is made during the 2-year period beginning on the date that the individual first participated in the Simple IRA.)  The 10% penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner;

•	attributable to the owner becoming disabled (as defined in the Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

•	used for qualified higher education expenses; or

•	used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner’s gross estate for tax purposes.

Roth IRAs

Distributions of earnings from Roth IRAs are taxable or non-taxable depending upon whether they are "qualified distributions" or "non-qualified distributions."  A "qualified distribution" satisfies the 5-year rule and meets 1 of the following requirements:

•	it is made on or after the date on which the contract owner attains age 59½;

•	it is made to a beneficiary (or the contract owner’s estate) on or after the death of the contract owner;

•	it is attributable to the contract owner’s disability; or

•	it is used for expenses attributable to the purchase of a home for a qualified first-time buyer.

The 5-year rule generally is satisfied if the distribution is not made within the 5-year period beginning with the first taxable year in which a contribution is made to any Roth IRA established for the owner.

A qualified distribution is not included in gross income for federal income tax purposes.

A non-qualified distribution is not includable in gross income to the extent that the distribution, when added to all previous distributions, does not exceed the total amount of contributions made to the Roth IRA.  Any non-qualified distribution in excess of total contributions is includable in the contract owner’s gross income as ordinary income in the year that it is distributed to the contract owner.

Special rules apply for Roth IRAs that have proceeds received from an individual retirement plan prior to January 1, 1999 if the owner elected the special 4-year income averaging provisions that were in effect for 1998.

If non-qualified distributions of income from a Roth IRA are made prior to the date that the owner attains the age of 59½ years, the income is subject to both the regular income tax and an additional penalty tax of 10%.  The penalty tax can be avoided if the distribution is:

•	made to a beneficiary on or after the death of the owner;

•	attributable to the owner becoming disabled (as defined in the Code);

•
part of a series of substantially equal periodic payments made not less frequently than annually made for the life (or life expectancy) of the owner, or the joint lives (or joint life expectancies) of the owner and his or her designated beneficiary;

•	for qualified higher education expenses; or

•	used for expenses attributable to the purchase of a home for a qualified first-time buyer.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner’s gross estate for tax purposes.

50

Non-Qualified Contracts - Natural Persons as Contract Owners

Generally, the income earned inside a non-qualified annuity contract that is owned by a natural person is not taxable until it is distributed from the contract.

Distributions before the annuitization date are taxable to the contract owner to the extent that the cash value of the contract exceeds the contract owner’s investment in the contract at the time of the distribution.  In general, the investment in the contract is equal to the purchase payments made with after-tax dollars.  Distributions, for this purpose, include full and partial withdrawals, any portion of the contract that is assigned or pledged, amounts borrowed from the contract, or any portion of the contract that is transferred by gift.  For these purposes, a transfer by gift may occur upon annuitization if the contract owner and the annuitant are not the same individual.

With respect to annuity distributions on or after the annuitization date, a portion of each annuity payment is excludable from taxable income.  The amount excludable from each annuity payment is determined by multiplying the annuity payment by a fraction which is equal to the contract owner’s investment in the contract, divided by the expected return on the contract.  Once the entire investment in the contract is recovered, all distributions are fully includable in income.  The maximum amount excludable from income is the investment in the contract.  If the annuitant dies before the entire investment in the contract has been excluded from income, and as a result of the annuitant's death no more payments are due under the contract, then the unrecovered investment in the contract may be deducted on his or her final tax return.

In determining the taxable amount of a distribution, all annuity contracts issued after October 21, 1988 by the same company to the same contract owner during the same calendar year will be treated as 1 annuity contract.

A special rule applies to distributions from contracts that have investments that were made prior to August 14, 1982.  For those contracts, distributions that are made prior to the annuitization date are treated first as a recovery of the investment in the contract as of that date.  A distribution in excess of the amount of the investment in the contract as of August 14, 1982, will be treated as taxable income.

The Code imposes a penalty tax if a distribution is made before the contract owner reaches age 59½.  The amount of the penalty is 10% of the portion of any distribution that is includable in gross income.  The penalty tax does not apply if the distribution is:

•	the result of a contract owner’s death;

•	the result of a contract owner’s disability (as defined in the Code);

•
one of a series of substantially equal periodic payments made over the life (or life expectancy) of the contract owner or the joint lives (or joint life expectancies) of the contract owner and the beneficiary selected by the contract owner to receive payment under the annuity payment option selected by the contract owner; or

•	is allocable to an investment in the contract before August 14, 1982.

If the contract owner dies before the contract is completely distributed, the balance will be included in the contract owner’s gross estate for tax purposes.

Non-Qualified Contracts - Non-Natural Persons as Contract Owners

The previous discussion related to the taxation of non-qualified contracts owned by individuals.  Different rules (the so-called "non-natural persons" rules) apply if the contract owner is not a natural person.

Generally, contracts owned by corporations, partnerships, trusts, and similar entities are not treated as annuity contracts under the Code.  Therefore, income earned under a non-qualified contract that is owned by a non-natural person is taxed as ordinary income during the taxable year that it is earned.  Taxation is not deferred, even if the income is not distributed out of the contract.  The income is taxable as ordinary income, not capital gain.

The non-natural persons rules do not apply to all entity-owned contracts.  For purposes of the non-natural persons rule, a contract that is owned by a non-natural person as an agent of an individual is treated as owned by the individual.  This would cause the contract to be treated as an annuity under the Code, allowing tax deferral.  However, this exception does not apply when the non-natural person is an employer that holds the contract under a non-qualified deferred compensation arrangement for one or more employees.

The non-natural persons rules also do not apply to contracts that are:

•	acquired by the estate of a decedent by reason of the death of the decedent;

•	issued in connection with certain qualified retirement plans and individual retirement plans;

•	purchased by an employer upon the termination of certain qualified retirement plans; or

•	immediate annuities within the meaning of Section 72(u) of the Code.

If the annuitant dies before the contract is completely distributed, the balance may be included in the annuitant's gross estate for tax purposes, depending on the obligations that the non-natural owner may have owed to the annuitant.

51

Exchanges

As a general rule, federal income tax law treats exchanges of property in the same manner as a sale of the property.  However, pursuant to Section 1035 of the Code, an annuity contract may be exchanged tax-free for another annuity, provided that the obligee (the person to whom the annuity obligation is owed) is the same for both contracts.  If the exchange includes the receipt of property in addition to another annuity contract, such as cash, special rules may cause a portion of the transaction to be taxable.

Tax Treatment of a Partial 1035 Exchange With Subsequent Withdrawal

In March 2008, the IRS issued Rev. Proc. 2008-24, which addresses the income tax consequences of the direct transfer of a portion of the cash value of an annuity contract in exchange for the issuance of a second annuity contract.  A direct transfer that satisfies the revenue procedure will be treated as a tax-free exchange under Section 1035 of the Code if, for a period of at least 12 months from the date of the direct transfer, there are no distributions or withdrawals from either annuity contract involved in the exchange.  In addition, the tax-free status of the exchange may still be preserved despite a distribution or withdrawal from either contract if the contract owner can show that between the date of the direct transfer and the distribution or withdrawal, one of the conditions described under Section 72(q)(2) of the Code that would exempt the distribution from the 10% early distribution penalty (such as turning age 59½, or becoming disabled; but not a series of substantially equal periodic payments or an immediate annuity) or "other similar life event" such as divorce or loss of employment occurred.  Absent a showing of such an occurrence, Rev. Proc. 2008-24 concludes that the direct transfer would fail to qualify as a tax-free 1035 exchange, and the full amount transferred from the original contract would be treated as a taxable distribution, followed by the purchase of a new annuity contract.  Rev. Proc. 2008-24 applies to direct transfers completed on or after June 30, 2008.  Please discuss any tax consequences concerning any contemplated or completed transactions with a professional tax adviser.

Taxation of Lifetime Withdrawals Under the Nationwide Lifetime Income Track Option

While the tax treatment for withdrawals for benefits such as the Nationwide Lifetime Income Track option is not clear under federal tax law, Nationwide intends to treat withdrawals under these options as taxable to the extent that the cash value of the contract exceeds the contract owner's investment at the time of the withdrawal.  Specifically, we intend to treat the following amount of each withdrawal as a taxable distribution:

The greater of:

(1)	A – C; or

(2)	B – C,

Where

A = the contract value immediately before the withdrawal;

B = the guaranteed Lifetime Withdrawal Amount immediately before the withdrawal; and

C = the remaining investment in the contract.

In certain circumstances, this treatment could result in the contract value being less than the investment in the contract after such a withdrawal.  If you subsequently withdrawal your contract under such circumstances, you would have a loss that may be deductible.  If you purchase one of these options in an IRA, withdrawals in excess of the Lifetime Withdrawal Amount may be required to satisfy the minimum distribution requirements under the Code.  Please consult a qualified tax adviser.

Same-Sex Marriages, Domestic Partnership, and Other Similar Relationships

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law.  Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Code Sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse.  Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax advisor.  To the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any annuity holder's spouse.

Withholding

Pre-death distributions from the contracts are subject to federal income tax.  Nationwide will withhold the tax from the distributions unless the contract owner requests otherwise.

In addition, under some circumstances, the Code will not permit contract owners to waive withholding.  Such circumstances include:

•	if the payee does not provide Nationwide with a taxpayer identification number; or

•	if Nationwide receives notice from the Internal Revenue Service that the taxpayer identification number furnished by the payee is incorrect.

52

If a contract owner is prohibited from waiving withholding, as described above, the distribution will be subject to mandatory back-up withholding.  The mandatory back-up withholding rate is established by Section 3406 of the Code and is applied against the amount of income that is distributed.

Non-Resident Aliens

Generally, a pre-death distribution from a contract to a non-resident alien is subject to federal income tax at a rate of 30% of the amount of income that is distributed.

Nationwide is required to withhold this amount and send it to the Internal Revenue Service.  Some distributions to non-resident aliens may be subject to a lower (or no) tax if a treaty applies.  In order to obtain the benefits of such a treaty, the non-resident alien must:

(1)	provide Nationwide with a properly completed withholding certificate claiming the treaty benefit of a lower tax rate or exemption from tax; and

(2)	provide Nationwide with an individual taxpayer identification number.

If the non-resident alien does not meet the above conditions, Nationwide will withhold 30% of income from the distribution.

Another exemption from the 30% withholding rate is for the non-resident alien to provide Nationwide with sufficient evidence that:

(1)	the distribution is connected to the non-resident alien's conduct of business in the United States;

(2)	the distribution is includable in the non-resident alien's gross income for United States federal income tax purposes; and

(3)	provide Nationwide with a properly completed withholding certificate claiming the exemption.

Note that for the preceding exemption, the distributions would be subject to the same withholding rules that are applicable to payments to United States persons, including back-up withholding, which is currently at a rate of 28%, if a correct taxpayer identification number is not provided.

This prospectus does not address any tax matters that may arise by reason of application of the laws of a non-resident alien’s country of citizenship and/or country of residence. Purchasers and prospective purchasers should consult a financial consultant, tax advisor or legal counsel to discuss the applicability of laws of those jurisdictions to the purchase or ownership of a contract.

Federal Estate, Gift and Generation Skipping Transfer Taxes

The following transfers may be considered a gift for federal gift tax purposes:

•	a transfer of the contract from one contract owner to another; or

•	a distribution to someone other than a contract owner.

Upon the contract owner's death, the value of the contract may be subject to estate taxes, even if all or a portion of the value is also subject to federal income taxes.

Section 2612 of the Code may require Nationwide to determine whether a death benefit or other distribution is a "direct skip" and the amount of the resulting generation skipping transfer tax, if any.  A direct skip is when property is transferred to, or a death benefit or other distribution is made to:

a)	an individual who is 2 or more generations younger than the contract owner; or

b)	certain trusts, as described in Section 2613 of the Code (generally, trusts that have no beneficiaries who are not 2 or more generations younger than the contract owner).

If the contract owner is not an individual, then for this purpose only, "contract owner" refers to any person:

•	who would be required to include the contract, death benefit, distribution, or other payment in his or her federal gross estate at his or her death; or

•	who is required to report the transfer of the contract, death benefit, distribution, or other payment for federal gift tax purposes.

If a transfer is a direct skip, Nationwide may be required to deduct the amount of the transfer tax from the death benefit, distribution or other payment, and remit it directly to the Internal Revenue Service.

Charge for Tax

Nationwide is not required to maintain a capital gain reserve liability on non-qualified contracts.  If tax laws change requiring a reserve, Nationwide may implement and adjust a tax charge.

53

Diversification

Code Section 817(h) contains rules on diversification requirements for variable annuity contracts.  A variable annuity contract that does not meet these diversification requirements will not be treated as an annuity, unless:

•	the failure to diversify was accidental;

•	the failure is corrected; and

•	a fine is paid to the Internal Revenue Service.

The amount of the fine will be the amount of tax that would have been paid by the contract owner if the income, for the period the contract was not diversified, had been received by the contract owner.

If the violation is not corrected, the contract owner will be considered the owner of the underlying securities and will be taxed on the earnings of his or her contract.  Nationwide believes that the investments underlying this contract meet these diversification requirements.

Required Distributions

The Code requires that certain distributions be made from the contracts issued in conjunction with this prospectus.  Following is an overview of the required distribution rules applicable to each type of contract.  Please consult a qualified tax or financial adviser for more specific required distribution information.

If you purchase the Nationwide Lifetime Income Track option, withdrawals in excess of the Lifetime Withdrawal Amount may be required to satisfy the minimum distribution requirements under the Code.  Please consult a qualified tax adviser.

Required Distributions – General Information

In general, a beneficiary is an individual or other entity that the contract owner designates to receive death proceeds upon the contract owner's death.  The distribution rules in the Code make a distinction between "beneficiary" and "designated beneficiary" when determining the life expectancy that may be used for payments that are made from IRAs, SEP IRAs, Simple IRAs, and Roth IRAs after the death of the annuitant, or that are made from non-qualified contracts after the death of the contract owner.  A designated beneficiary is a natural person who is designated by the contract owner as the beneficiary under the contract.  Non-natural beneficiaries (e.g. charities or certain trusts) are not designated beneficiaries for the purpose of required distributions and the life expectancy of such a beneficiary is 0.  Life expectancies and joint life expectancies will be determined in accordance with the relevant guidance provided by the Internal Revenue Service and the Treasury Department, including but not limited to Treasury Regulation 1.72-9 and Treasury Regulation 1.401(a)(9)-9.

Required distributions paid upon the death of the contract owner are paid to the beneficiary or beneficiaries stipulated by the contract owner.  How quickly the distributions must be made may be determined with respect to the life expectancies of the beneficiaries.  For non-qualified contracts, the beneficiaries used in the determination of the distribution period are those in effect on the date of the contract owner's death.  For contracts other than non-qualified contracts, the beneficiaries used in the determination of the distribution period do not have to be determined until September 30 of the year following the contract owner's death.  If there is more than one beneficiary, the life expectancy of the beneficiary with the shortest life expectancy is used to determine the distribution period.  Any beneficiary that is not a designated beneficiary has a life expectancy of 0.

Required Distributions for Non-Qualified Contracts

Code Section 72(s) requires Nationwide to make certain distributions when a contract owner dies.  The following distributions will be made in accordance with the following requirements:

(1)
If any contract owner dies on or after the annuitization date and before the entire interest in the contract has been distributed, then the remaining interest must be distributed at least as rapidly as the distribution method in effect on the contract owner's death.

(2)
If any contract owner dies before the annuitization date, then the entire interest in the contract (consisting of either the death benefit or the contract value reduced by charges set forth elsewhere in the contract) will be distributed within 5 years of the contract owner's death, provided however:

(a)
any interest payable to or for the benefit of a designated beneficiary may be distributed over the life of the designated beneficiary or over a period not longer than the life expectancy of the designated beneficiary.  Payments must begin within 1 year of the contract owner's death unless otherwise permitted by federal income tax regulations; and

(b)
if the designated beneficiary is the surviving spouse of the deceased contract owner, the spouse can choose to become the contract owner instead of receiving a death benefit.  Any distributions required under these distribution rules will be made upon that spouse's death.

54

In the event that the contract owner is not a natural person (e.g., a trust or corporation), for purposes of these distribution provisions:

(a)	the death of the annuitant will be treated as the death of a contract owner;

(b)	any change of annuitant will be treated as the death of a contract owner; and

(c)	in either case, the appropriate distribution will be made upon the death or change, as the case may be.

These distribution provisions do not apply to any contract exempt from Section 72(s) of the Code by reason of Section 72(s)(5) or any other law or rule.

Required Distributions for IRAs, SEP IRAs, Simple IRAs, and Roth IRAs

Distributions from IRA, SEP IRA, or Simple IRA must begin no later than April 1 of the calendar year following the calendar year in which the contract owner reaches age 70½.  Distributions may be paid in a lump sum or in substantially equal payments over:

(a)	the life of the contract owner or the joint lives of the contract owner and the contract owner's designated beneficiary; or

(b)
a period not longer than the period determined under the table in Treasury Regulation 1.401(a)(9)-9, which is the deemed joint life expectancy of the contract owner and a person 10 years younger than the contract owner.  If the designated beneficiary is the spouse of the Co contract owner, the period may not exceed the longer of the period determined under such table or the joint life expectancy of the contract owner and the contract owner's spouse, determined in accordance with Treasury Regulation 1.72-9, or such additional guidance as may be provided pursuant to Treasury Regulation 1.401(a)(9)-9.

For IRAs, SEP IRAs, and Simple IRAs, required distributions do not have to be withdrawn from this contract if they are being withdrawn from another IRA, SEP IRA, or Simple IRA of the contract owner.

If the contract owner's entire interest in IRA, SEP IRA, or Simple IRA will be distributed in equal or substantially equal payments over a period described in (a) or (b) above, the payments must begin on or before the required beginning date.  The required beginning date is April 1 of the calendar year following the calendar year in which the contract owner reaches age 70½.  The rules for Roth IRAs do not require distributions to begin during the contract owner's lifetime, therefore, the required beginning date is not applicable to Roth IRAs.

Due to recent changes in Treasury Regulations, the amount used to compute the minimum distribution requirement may exceed the contract value.

If the contract owner dies before the required beginning date (in the case of IRA, SEP IRA or Simple IRA) or before the entire contract value is distributed (in the case of a Roth IRA), any remaining interest in the contract must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a)
if the designated beneficiary is the contract owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the contract owner's death.  For calendar years after the death of the contract owner's surviving spouse, the applicable distribution period is the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by 1 for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;

(b)
if the designated beneficiary is not the contract owner's surviving spouse, the applicable distribution period is the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the contract owner's death, reduced by 1 for each calendar year that elapsed thereafter; and

(c)	if there is no designated beneficiary, the entire balance of the contract must be distributed by December 31 of the 5th year following the contract owner's death.

If the contract owner dies on or after the required beginning date, the interest in the IRA, SEP IRA, or Simple IRA must be distributed over a period not exceeding the applicable distribution period, which is determined as follows:

(a)
if the designated beneficiary is the contract owner's spouse, the applicable distribution period is the surviving spouse's remaining life expectancy using the surviving spouse's birthday for each distribution calendar year after the calendar year of the contract owner's death.  For calendar years after the death of the contract owner's surviving spouse, the applicable distribution period is the greater of (a) the contract owner's remaining life expectancy using the contract owner's birthday in the calendar year of the contract owner's death, reduced by one for each year thereafter; or (b) the spouse's remaining life expectancy using the spouse's age in the calendar year of the spouse's death, reduced by 1 for each calendar year that elapsed since the calendar year immediately following the calendar year of the spouse's death;

(b)
if the designated beneficiary is not the contract owner's surviving spouse, the applicable distribution period is the greater of (a) the contract owner's remaining life expectancy using the contract owner's birthday in the calendar  year of the contract owner's death, reduced by 1 for each year thereafter; or (b) the designated beneficiary's remaining life expectancy using the designated beneficiary's birthday in the calendar year immediately following the calendar year of the contract owner's death, reduced by 1 for each calendar year that elapsed thereafter; and

55

(c)
if there is no designated beneficiary, the applicable distribution period is the contract owner's remaining life expectancy using the contract owner's birthday in the calendar year of the contract owner's death, reduced by 1 for each year thereafter.

If distribution requirements are not met, a penalty tax of 50% is levied on the difference between the amount that should have been distributed for that year and the amount that actually was distributed for that year.

For IRAs, SEP IRAs, and Simple IRAs, all or a portion of each distribution will be included in the recipient's gross income and taxed at ordinary income tax rates.  The portion of a distribution that is taxable is based on the ratio between the amount by which non-deductible purchase payments exceed prior non-taxable distributions and total account balances at the time of the distribution.  The owner of an IRA, SEP IRA, or Simple IRA must annually report the amount of non-deductible purchase payments, the amount of any distribution, the amount by which non-deductible purchase payments for all years exceed non taxable distributions for all years, and the total balance of all IRAs, SEP IRAs, or Simple IRAs.

Distributions from Roth IRAs may be either taxable or nontaxable, depending upon whether they are "qualified distributions" or "non-qualified distributions."

Tax Changes

The foregoing tax information is based on Nationwide's understanding of federal tax laws.  It is NOT intended as tax advice.  All information is subject to change without notice.  You should consult with your personal tax and/or financial adviser for more information.

In 2001, the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) was enacted.  EGTRRA made numerous changes to the Code, including the following:

•	generally lowering federal income tax rates;

•	increasing the amounts that may be contributed to various retirement plans, such as individual retirement plans and qualified plans;

•	increasing the portability of various retirement plans by permitting individual retirement plans, qualified plans and certain governmental 457 plans to "roll" money from one plan to another;

•	eliminating and/or reducing the highest federal estate tax rates;

•	increasing the estate tax credit; and

•	for persons dying after 2009, repealing the estate tax.

In 2006, the Pension Protection Act of 2006 made permanent the EGTRRA provisions noted above that increase the amounts that may be contributed to various retirement plans and that increase the portability of various retirement plans.  However, all of the other changes resulting from EGTRRA were scheduled to "sunset," or become ineffective, after December 31, 2010 unless they are extended by additional legislation.  The sunset date for many of these provisions was extended to December 31, 2012 by the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010.  However, if these changes are not further extended (or modified) by new legislation, the Code will be restored to its pre-EGTRRA form after December 31, 2012.

This creates uncertainty as to future tax requirements and implications.  Please consult a qualified tax or financial adviser for further information relating to these and other tax issues.

State Taxation

The tax rules across the various states and localities are not uniform and therefore are not discussed in this prospectus.  Tax rules that may apply to contracts issued in U.S. territories such as Puerto Rico and Guam are also not discussed.  Purchasers and prospective purchasers should consult a financial consultant, tax advisor or legal counsel to discuss the taxation and use of the contract.

56

STATEMENT OF ADDITIONAL INFORMATION

_________

Individual Flexible Premium Deferred Variable Annuity Contracts

Issued by Nationwide Life Insurance Company
through its Nationwide Variable Account-II

This Statement of Additional Information is not a prospectus.  It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the prospectus dated _________.  The prospectus may be obtained from Nationwide Life Insurance Company by writing P.O. Box 182021, Columbus, Ohio 43218-2021, or calling 1-800-848-6331, TDD 1-800-238-3035.

General Information and History

The Nationwide Variable Account-II is a separate investment account of Nationwide Life Insurance Company ("Nationwide").  Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1929 with its Home Office at One Nationwide Plaza, Columbus, Ohio 43215.  Nationwide provides life insurance, annuities and retirement products.  Nationwide is admitted to do business in all states, the District of Columbia and Puerto Rico.  Nationwide is a member of the Nationwide group of companies and all of its common stock is owned by Nationwide Financial Services, Inc. ("NFS"), a holding company.  Nationwide Corporation owns all of NFS's common stock and is a holding company, as well.  All of Nationwide Corporation's common stock is held by Nationwide Mutual Insurance Company (95.2%) and Nationwide Mutual Fire Insurance Company (4.8%), the ultimate controlling persons of the Nationwide group of companies. The Nationwide group of companies is one of America’s largest insurance and financial services family of companies, with combined assets of over $154.7 billion as of December 31, 2011.

Services

Nationwide, which has responsibility for administration of the contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Contract Owner and the number and type of contract issued to each Contract Owner and records with respect to the Contract Value.

The custodian of the assets of the Variable Account is Nationwide.  Nationwide will maintain a record of all purchases and redemptions of shares of the underlying mutual funds.

Nationwide, or its affiliates, may have entered into agreements with the underlying mutual funds and/or their affiliates.  The agreements relate to services furnished by Nationwide or an affiliate of Nationwide.  Some of the services provided include distribution of underlying fund prospectuses, semi-annual and annual fund reports, proxy materials and fund communications, as well as maintaining the websites and voice response systems necessary for Contract Owners to execute trades in the funds.  Nationwide also acts as a limited agent for the fund for purposes of accepting the trades.  See "Underlying Mutual Fund Payments" located in the prospectus.

Distribution, Promotional, and Sales Expenses

In addition to or partially in lieu of commission, Nationwide may pay the selling firms a marketing allowance, which is based on the firm’s ability and demonstrated willingness to promote and market Nationwide's products.  How any marketing allowance is spent is determined by the firm, but generally will be used to finance firm activities, such as training and education, that may contribute to the promotion and marketing of Nationwide's products.  Nationwide makes certain assumptions about the amount of marketing allowance it will pay and takes these assumptions into consideration when it determines the charges that will be assessed under the contracts.  For the contracts described in the prospectus, Nationwide assumed 0.50% (of the Daily Net Assets of the Variable Account) for marketing allowance when determining the charges for the contracts.  The actual amount of the marketing allowance may be higher or lower than this assumption.  If the actual amount of marketing allowance paid is more than what was assumed, Nationwide will fund the difference.  Nationwide generally does not profit from any excess marketing allowance if the amount assumed was higher than what is actually paid.  Any excess would be spent on additional marketing for the contracts.  For more information about marketing allowance or how a particular selling firm uses marketing allowances, please consult with your registered representative.

1

Independent Registered Public Accounting Firm

The financial statements of Nationwide Variable Account-II and the consolidated financial statements and schedules of Nationwide Life Insurance Company and subsidiaries for the periods indicated have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.  KPMG LLP is located at 191 West Nationwide Blvd., Columbus, Ohio 43215.

Purchase of Securities Being Offered

The contracts will be sold by licensed insurance agents in the states where the contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the Financial Industry Regulatory Authority ("FINRA").

Underwriters

The contracts, which are offered continuously, are distributed by Nationwide Investment Services Corporation ("NISC"), One Nationwide Plaza, Columbus, Ohio 43215, a wholly owned subsidiary of Nationwide.  During the fiscal years ended December 31, 2011, 2010 and 2009, no direct or indirect underwriting commissions were paid by Nationwide to NISC.

Advertising

Money Market Yields

Nationwide may advertise the "yield" and "effective yield" for the money market Sub-Account.  Yield and effective yield are annualized, which means that it is assumed that the underlying mutual fund generates the same level of net income throughout a year.

Yield is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the underlying mutual fund’s units.  The effective yield is calculated similarly, but reflects assumed compounding, calculated under rules prescribed by the SEC.  Thus, effective yield will be slightly higher than yield, due to the compounding.

Historical Performance of the Sub-Accounts

Nationwide will advertise historical performance of the Sub-Accounts in accordance with SEC prescribed calculations.  Performance information is annualized.  However, if a Sub-Account has been available in the Variable Account for less than one year, the performance information for that Sub-Account is not annualized.

Performance information is based on historical earnings and is not intended to predict or project future results.

Standardized performance will reflect the maximum Variable Account charges possible under the contract.  Non-standardized performance, which will be accompanied by standardized performance, will reflect other expense structures contemplated under the contract.  The expense assumptions will be stated in the advertisement.

Additional Materials

Nationwide may provide information on various topics to Contract Owners and prospective Contract Owners in advertising, sales literature or other materials.

Performance Comparisons

Each Sub-Account may, from time to time, include in advertisements the ranking of its performance figures compared with performance figures of other annuity contracts’ Sub-Accounts with the same investment objectives which are created by Lipper Analytical Services, Morningstar, Inc. or other recognized ranking services.

Annuity Payments

See "Frequency and Amount of Annuity Payments" located in the prospectus.

Condensed Financial Information

The contracts were not available for sale as of December 31, 2012 .  Therefore, no Condensed Financial Information is available.

2

NATIONWIDE VARIABLE ACCOUNT-II
Interim Report
to
Contract Owners
September 30, 2012
(Unaudited)

[LOGO]
NATIONWIDE LIFE INSURANCE COMPANY
HOME OFFICE: COLUMBUS, OHIO

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

Assets:
Investments at fair value:

MidCap Growth Portfolio - Class S Shares (ALMCS)
	38,001 shares (cost $483,913)	$488,697
AllBerVPS DynmcAsstAlloc B (ALVDAB)
	105,00 shares (cost $1,058,705)	1,078,447
Growth Fund - Class 1 (AFGF)
	179,545 shares (cost $9,218,771)	10,799,603
High-Income Bond Fund - Class 1 (AFHY)
	80,537 shares (cost $883,714)	926,986
U.S. Government/AAA-Rated Securities Fund - Class 1 (AFGC)
	86,625 shares (cost $1,035,254)	1,117,459
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class III (MLVGA3)
	10,200,864 shares (cost $142,807,524)	146,892,440
Money Market Portfolio(TM) (CHSMM)
	12,825,448 shares (cost $12,825,448)	12,825,448
Stock Index Fund, Inc. - Initial Shares (DSIF)
	6,788,571 shares (cost $185,966,747)	218,659,870
Stock Index Fund, Inc. - Service Shares (DSIFS)
	4,041,364 shares (cost $116,947,107)	130,293,587
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares (DSRG)
	1,191,774 shares (cost $26,281,726)	40,246,209
GdmnScsVIT GlblMkt Nav Svc (GVGMNS)
	12,027 shares (cost $120,106)	121,228
VA International Equity Fund (HVIE)
	664,086 shares (cost $8,985,434)	9,104,619
VA Situs Fund (HVSIT)
	1,155,631 shares (cost $17,586,803)	19,888,404
Invsco VI MdCapCorEqSer II (IVMCC2)
	75,584 shares (cost $906,474)	922,884
Invsco VK VI MdCapGrSer II (IVKMG2)
	5,662,508 shares (cost $22,494,543)	21,970,529
Insurance Trust - Insurance Trust Mid Cap Value Portfolio 1 (JPMMV1)
	1,269,377 shares (cost $7,698,185)	10,091,547
Janus Aspen Series - Balanced Portfolio - Service Shares (JABS)
	418,748 shares (cost $11,591,448)	11,938,495
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
	3,513,906 shares (cost $115,635,008)	141,680,693
Janus Aspen Series - Global Technology Portfolio - Service Shares (JAGTS)
	2,864,713 shares (cost $17,498,996)	17,302,869
Janus Aspen Series - Overseas Portfolio - Service Shares (JAIGS)
	2,270,985 shares (cost $92,712,027)	76,713,866
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

Investors Growth Stock Series - Service Class (MIGSC)
753,916 shares (cost $7,377,270)	8,926,368
New Discovery Series - Service Class (MNDSC)
81,348 shares (cost $1,216,590)	1,217,775
Value Series - Service Class (MVFSC)
22,975,689 shares (cost $238,443,778)	324,416,733
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
4,582,758 shares (cost $70,766,335)	76,623,711
Core Plus Fixed Income Portfolio - Class I (MSVFI)
138,355 shares (cost $1,396,628)	1,459,649
Core Plus Fixed Income Portfolio - Class II (MSVF2)
1,826,197 shares (cost $17,444,358)	19,248,117
Emerging Markets Debt Portfolio - Class I (MSEM)
377,446 shares (cost $2,943,050)	3,476,279
Emerging Markets Debt Portfolio - Class II (MSEMB)
112,275 shares (cost $870,780)	1,028,442
Global Real Estate Portfolio - Class II (VKVGR2)
3,068 shares (cost $25,141)	27,182
U.S. Real Estate Portfolio - Class I (MSVRE)
2,452 shares (cost $32,974)	37,463
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

U.S. Real Estate Portfolio - Class II (MSVREB)
	329 shares (cost $5,091)	5,002
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
	3,339,344 shares (cost $46,784,023)	50,858,216
American Century NVIT Multi Cap Value Fund - Class II (NVAMV2)
	9,736,206 shares (cost $135,909,080)	147,600,888
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
	192,821,411 shares (cost $3,218,061,923)	3,723,381,441
American Funds NVIT Bond Fund - Class II (GVABD2)
	102,199,694 shares (cost $1,111,216,040)	1,195,736,423
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
	6,024,572 shares (cost $123,395,453)	135,793,843
American Funds NVIT Growth Fund - Class II (GVAGR2)
	3,816,153 shares (cost $202,854,422)	226,603,172
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
	30,619,254 shares (cost $1,028,209,377)	1,244,366,493
Federated NVIT High Income Bond Fund - Class I (HIBF)
	862,109 shares (cost $5,912,246)	6,267,535
Federated NVIT High Income Bond Fund - Class III (HIBF3)
	14,207,850 shares (cost $96,359,496)	103,148,991
NVIT Emerging Markets Fund - Class I (GEM)
	17,921 shares (cost $189,934)	199,994
NVIT Emerging Markets Fund - Class II (GEM2)
	99,084 shares (cost $1,160,362)	1,090,919
NVIT Emerging Markets Fund - Class III (GEM3)
	1,996,544 shares (cost $21,106,778)	22,241,501
NVIT Emerging Markets Fund - Class VI (GEM6)
	4,601,277 shares (cost $48,605,422)	51,028,163
NVIT International Equity Fund - Class I (GIG)
	4,423 shares (cost $38,536)	39,413
NVIT International Equity Fund - Class III (GIG3)
	2,784,673 shares (cost $20,592,137)	24,839,279
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
	2,831,644 shares (cost $22,925,898)	25,116,686
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
	8,734,674 shares (cost $68,274,290)	71,187,597
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class II (NVNMO2)
	2,933,055 shares (cost $25,034,371)	23,699,081
Neuberger Berman NVIT Socially Responsible Fund - Class I (NVNSR1)
	214,437 shares (cost $2,341,428)	2,333,078
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
	14,640,947 shares (cost $118,453,995)	159,147,096
NVIT Cardinal Aggressive Fund - Class II (NVCRA2)
	2,976,046 shares (cost $26,168,315)	25,980,885
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

NVIT Cardinal Balanced Fund - Class II (NVCRB2)
140,482,691 shares (cost $1,363,146,414)	1,508,784,097
NVIT Cardinal Capital Appreciation Fund - Class II (NVCCA2)
230,635,150 shares (cost $2,167,098,680)	2,398,605,565
NVIT Cardinal Conservative Fund - Class II (NVCCN2)
64,524,045 shares (cost $667,246,415)	694,278,720
NVIT Cardinal Moderate Fund - Class II (NVCMD2)
207,971,049 shares (cost $1,988,470,432)	2,194,094,567
NVIT Cardinal Moderately Aggressive Fund - Class II (NVCMA2)
37,236,238 shares (cost $312,861,267)	370,872,932
NVIT Cardinal Moderately Conservative Fund - Class II (NVCMC2)
64,215,526 shares (cost $639,954,599)	692,243,368
NVIT Core Bond Fund - Class I (NVCBD1)
281,050 shares (cost $3,098,172)	3,232,077
NVIT Core Bond Fund - Class II (NVCBD2)
10,616,667 shares (cost $111,036,119)	121,560,832
NVIT Core Plus Bond Fund - Class II (NVLCP2)
3,937,859 shares (cost $44,824,164)	47,096,788
NVIT Fund - Class I (TRF)
12,132,835 shares (cost $119,579,881)	123,512,259
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

NVIT Fund - Class II (TRF2)
15,477,234 shares (cost $116,856,991)	156,474,839
NVIT Government Bond Fund - Class I (GBF)
32,295,558 shares (cost $382,327,776)	383,994,182
American Century NVIT Growth Fund - Class I (CAF)
2,111,932 shares (cost $19,748,379)	33,748,671
American Century NVIT Growth Fund - Class II (CAF2)
2,109,464 shares (cost $20,079,973)	22,212,658
NVIT International Index Fund - Class VIII (GVIX8)
2,346,496 shares (cost $19,007,846)	18,678,108
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
24,012,375 shares (cost $248,815,687)	237,242,267
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
48,417,544 shares (cost $618,031,758)	664,288,710
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
77,133,096 shares (cost $1,072,077,383)	1,162,395,759
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
59,088,724 shares (cost $591,212,962)	622,204,265
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
219,345,331 shares (cost $2,426,965,021)	2,474,215,336
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
110,420,908 shares (cost $1,266,145,055)	1,225,672,076
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
71,436,961 shares (cost $751,148,207)	791,521,523
NVIT Mid Cap Index Fund - Class I (MCIF)
5,517,788 shares (cost $95,288,108)	102,465,314
NVIT Money Market Fund - Class I (SAM)
659,235,274 shares (cost $659,235,274)	659,235,274
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
3,452,141 shares (cost $26,485,806)	33,589,337
NVIT Multi-Manager International Growth Fund - Class VI (NVMIG6)
17,019,883 shares (cost $135,949,451)	165,092,865
NVIT Multi-Manager International Value Fund - Class II (GVDIV2)
54,889 shares (cost $746,017)	494,554
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
542,984 shares (cost $5,496,172)	4,897,719
NVIT Multi-Manager International Value Fund - Class VI (GVDIV6)
6,394,671 shares (cost $57,655,227)	57,232,305
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
927,022 shares (cost $8,634,041)	9,956,219
NVIT Multi-Manager Large Cap Growth Fund - Class II (NVMLG2)
10,614,950 shares (cost $90,781,154)	113,155,369
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
342,130 shares (cost $3,022,599)	3,154,436
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

NVIT Multi-Manager Large Cap Value Fund - Class II (NVMLV2)
	5,340,380 shares (cost $43,443,516)	48,971,284
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
	16,974,421 shares (cost $131,232,509)	180,947,324
NVIT Multi-Manager Mid Cap Growth Fund - Class II (NVMMG2)
	11,834,290 shares (cost $95,299,994)	124,615,072
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
	25,661,104 shares (cost $222,839,432)	258,150,709
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
	341,544 shares (cost $5,622,217)	6,110,231
NVIT Multi-Manager Small Cap Growth Fund - Class II (SCGF2)
	1,160,916 shares (cost $18,717,102)	20,246,381
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
	2,824,654 shares (cost $30,491,281)	32,455,273
NVIT Multi-Manager Small Cap Value Fund - Class II (SCVF2)
	1,955,673 shares (cost $15,590,052)	22,099,108
NVIT Multi-Manager Small Company Fund - Class I (SCF)
	3,772,677 shares (cost $72,768,047)	72,774,942
NVIT Multi-Manager Small Company Fund - Class II (SCF2)
	2,285,555 shares (cost $33,236,218)	42,922,718
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

NVIT Multi-Sector Bond Fund - Class I (MSBF)
	17,320,968 shares (cost $147,819,202)	164,202,780
NVIT Short Term Bond Fund - Class II (NVSTB2)
	7,130,312 shares (cost $73,825,119)	75,795,213
NVIT Large Cap Growth Fund - Class I (NVOLG1)
	19,738,737 shares (cost $298,821,135)	345,033,128
NVIT Large Cap Growth Fund - Class II (NVOLG2)
	13,692,224 shares (cost $206,811,761)	238,244,693
Templeton NVIT International Value Fund - Class III (NVTIV3)
	20,691,688 shares (cost $240,013,948)	239,195,913
Van Kampen NVIT Comstock Value Fund - Class II (EIF2)
	11,981,676 shares (cost $101,240,748)	134,074,954
NVIT Real Estate Fund - Class I (NVRE1)
	7,178,114 shares (cost $52,369,789)	67,258,928
NVIT Real Estate Fund - Class II (NVRE2)
	7,914,251 shares (cost $63,770,913)	73,681,680
VPS Balanced Wealth Strategy Portfolio - Class B (ALVBWB)
	8,962 shares (cost $100,450)	105,309
VPS Growth and Income Portfolio - Class B (ALVGIB)
	311,526 shares (cost $6,394,235)	6,376,946
VPS Small/Mid Cap Value Portfolio - Class B (ALVSVB)
	3,455,117 shares (cost $52,724,852)	57,562,241
VP Balanced Fund - Class I (ACVB)
	4,956,012 shares (cost $32,322,609)	35,485,045
VP Capital Appreciation Fund - Class I (ACVCA)
	5,221 shares (cost $57,433)	76,906
VP Income & Growth Fund - Class I (ACVIG)
	2,138,121 shares (cost $14,083,014)	14,945,467
VP Income & Growth Fund - Class II (ACVIG2)
	623,913 shares (cost $4,099,852)	4,361,155
VP Inflation Protection Fund - Class II (ACVIP2)
	22,991,926 shares (cost $253,245,051)	276,362,952
VP International Fund - Class I (ACVI)
	1,465 shares (cost $12,909)	12,217
VP International Fund - Class III (ACVI3)
	13 shares (cost $106)	110
VP Mid Cap Value Fund - Class I (ACVMV1)
	512,207 shares (cost $6,874,444)	7,252,848
VP Mid Cap Value Fund - Class II (ACVMV2)
	5,494,119 shares (cost $68,245,789)	77,851,670
VP Value Fund - Class II (ACVV2)
	132 shares (cost $838)	856
VP Vista(SM) Fund - Class I (ACVVS1)
	293 shares (cost $3,364)	5,117
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

Small Cap Stock Index Portfolio - Service Shares (DVSCS)
	6,317,852 shares (cost $65,589,658)	83,901,070
Appreciation Portfolio - Initial Shares (DCAP)
	925,962 shares (cost $32,641,175)	38,668,193
Appreciation Portfolio - Service Shares (DCAPS)
	2,654,042 shares (cost $93,418,566)	110,248,904
Opportunistic Small Cap Portfolio: Service Shares (DVDLS)
	43,369 shares (cost $1,090,003)	1,303,227
Growth and Income Portfolio - Initial Shares (DGI)
	610,693 shares (cost $12,569,461)	13,392,490
Capital Appreciation Fund II - Service Shares (FCA2S)
	226,276 shares (cost $1,301,442)	1,427,803
Quality Bond Fund II - Primary Shares (FQB)
	961,964 shares (cost $10,337,979)	11,206,881
Quality Bond Fund II - Service Shares (FQBS)
	3,367,413 shares (cost $36,498,529)	39,095,668
Contrafund Portfolio - Service Class 2 (FC2)
	21 shares (cost $538)	554
Equity-Income Portfolio - Initial Class (FEIP)
	16,046,084 shares (cost $367,590,843)	340,337,441
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

Fidelity(R) VIP Fund - Value Strategies Portfolio - Service Class 2 (FVSS2)
	849,171 shares (cost $6,840,483)	9,018,193
High Income Portfolio - Initial Class (FHIP)
	8,688,052 shares (cost $48,287,659)	52,041,429
VIP Fund - Asset Manager Portfolio - Initial Class (FAMP)
	9,280,732 shares (cost $128,254,901)	141,902,397
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
	3,957,331 shares (cost $76,453,348)	79,225,764
VIP Fund - Equity-Income Portfolio - Service Class 2 (FEI2)
	8,572,774 shares (cost $177,691,672)	178,742,328
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
	486,947 shares (cost $4,770,722)	5,507,376
VIP Fund - Freedom Fund 2010 Portfolio - Service Class 2 (FF10S2)
	11,929,995 shares (cost $124,947,559)	134,331,742
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
	891,195 shares (cost $8,517,991)	10,115,065
VIP Fund - Freedom Fund 2020 Portfolio - Service Class 2 (FF20S2)
	37,372,348 shares (cost $388,789,605)	422,307,532
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
	744,158 shares (cost $6,811,108)	8,163,416
VIP Fund - Freedom Fund 2030 Portfolio - Service Class 2 (FF30S2)
	2,573,024 shares (cost $25,138,174)	28,123,154
VIP Fund - Growth Portfolio - Initial Class (FGP)
	7,897,720 shares (cost $236,207,984)	343,708,788
VIP Fund - Growth Portfolio - Service Class 2 (FG2)
	2,375,891 shares (cost $84,601,483)	102,210,828
VIP Fund - High Income Portfolio - Initial Class R (FHIPR)
	4,283,252 shares (cost $24,356,598)	25,571,016
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
	2,001,373 shares (cost $25,248,048)	26,938,477
VIP Fund - Investment Grade Bond Portfolio - Service Class 2 (FIGBP2)
	30,358,492 shares (cost $373,734,844)	403,464,365
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
	723,911 shares (cost $20,469,928)	23,505,396
VIP Fund - Mid Cap Portfolio - Service Class 2 (FMC2)
	7,697,443 shares (cost $220,630,324)	246,626,064
VIP Fund - Overseas Portfolio - Initial Class (FOP)
	3,235,042 shares (cost $56,150,601)	50,240,201
VIP Fund - Overseas Portfolio - Initial Class R (FOPR)
	1,521,843 shares (cost $30,395,173)	23,573,343
VIP Fund - Overseas Portfolio - Service Class 2 (FO2)
	151,585 shares (cost $2,823,129)	2,329,865
VIP Fund - Overseas Portfolio - Service Class 2 R (FO2R)
	4,001,898 shares (cost $59,054,329)	60,948,900
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
	600,951 shares (cost $5,017,202)	6,334,021
Franklin Income Securities Fund - Class 2 (FTVIS2)
	10,001,722 shares (cost $151,092,983)	147,825,450
Franklin Rising Dividends Securities Fund - Class 2 (FTVRD2)
	2,651,534 shares (cost $48,117,514)	56,053,420
Franklin Small Cap Value Securities Fund - Class 2 (FTVSV2)
	8,121,244 shares (cost $92,553,691)	136,193,263
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
	2,737,091 shares (cost $24,330,443)	27,069,826
Templeton Foreign Securities Fund - Class 2 (TIF2)
	244,455 shares (cost $3,438,195)	3,263,472
Templeton Foreign Securities Fund - Class 3 (TIF3)
	5,324,386 shares (cost $53,852,067)	70,814,333
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
	6,241,225 shares (cost $111,402,988)	116,960,556
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
	3,277,809 shares (cost $24,636,609)	26,976,365
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
	14,559,707 shares (cost $167,172,563)	163,796,707
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

Growth Portfolio - I Class Shares (AMTG)
	631 shares (cost $12,732)	13,222
International Portfolio - S Class Shares (AMINS)
	429 shares (cost $4,109)	4,117
Partners Portfolio - I Class Shares (AMTP)
	1,535 shares (cost $15,795)	17,233
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
	272,591 shares (cost $3,510,974)	3,764,484
Socially Responsive Portfolio - I Class Shares (AMSRS)
	1,632,175 shares (cost $22,878,774)	25,543,546
Balanced Fund/VA - Non-Service Shares (OVMS)
	3,144,566 shares (cost $47,869,368)	38,772,501
Core Bond Fund/VA - Non-Service Shares (OVB)
	4,209,711 shares (cost $41,881,477)	34,393,342
Global Securities Fund/VA - Class 3 (OVGS3)
	1,637,717 shares (cost $49,564,159)	49,999,507
Global Securities Fund/VA - Class 4 (OVGS4)
	2,037,773 shares (cost $62,329,852)	61,398,087
Global Securities Fund/VA - Non-Service Shares (OVGS)
	3,364,913 shares (cost $86,935,475)	102,024,150
Global Securities Fund/VA - Service Class (OVGSS)
	238,710 shares (cost $6,665,779)	7,177,999
High Income Fund/VA - Class 3 (OVHI3)
	318,604 shares (cost $639,835)	618,092
High Income Fund/VA - Class 4 (OVHI4)
	3,328,980 shares (cost $6,746,975)	6,558,091
High Income Fund/VA - Non-Service Shares (OVHI)
	10,115 shares (cost $45,629)	19,421
High Income Fund/VA - Service Class (OVHIS)
	1,237,213 shares (cost $7,294,293)	2,400,194
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
	498,373 shares (cost $10,563,015)	11,995,834
Main Street Fund(R)/VA - Service Class (OVGIS)
	9,112,355 shares (cost $160,814,452)	217,694,160
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
	224,965 shares (cost $3,941,343)	4,373,311
Main Street Small- & Mid-Cap Fund(R)/VA - Service Shares (OVSCS)
	2,845,058 shares (cost $36,484,999)	54,824,277
Mid-Cap Growth Fund/VA - Non-Service Shares (OVAG)
	187,946 shares (cost $8,972,339)	10,523,095
All Asset Portfolio - Advisor Class (PMVAAD)
	679,285 shares (cost $7,592,901)	7,777,812
Foreign Bond Portfolio (Unhedged) - Advisor Class (PMVFAD)
	1,902,364 shares (cost $22,298,541)	23,627,355
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

Low Duration Portfolio - Advisor Class (PMVLAD)
	29,254,677 shares (cost $304,449,971)	315,365,422
Total Return Portfolio - Advisor Class (PMVTRD)
	13,355,214 shares (cost $150,806,805)	156,790,217
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
	154,489 shares (cost $2,567,797)	2,680,391
Putnam VT International Equity Fund - IB Shares (PVTIGB)
	34,084 shares (cost $527,392)	360,952
Putnam VT Voyager Fund - IB Shares (PVTVB)
	61,284 shares (cost $2,265,191)	2,204,984
Capital Growth Portfolio - Class II (ACEG2)
	155,323 shares (cost $5,672,440)	5,590,091
Diversified Stock Fund Class A Shares (VYDS)
	37,525 shares (cost $283,786)	388,389
Blue Chip Growth Portfolio - II (TRBCG2)
	121 shares (cost $1,597)	1,609
Health Sciences Portfolio - II (TRHS2)
	2,651,897 shares (cost $46,628,280)	57,254,455
VanEckVIPGlbHrdAsstSvc (VWHAS)
	370,312 shares (cost $10,114,228)	10,527,980
(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
September 30, 2012
(Unaudited)

VIP Trust - Global Bond Fund: Initial Class (VWBF)
	1,329,365 shares (cost $15,166,416)	15,699,803
VIP Trust - Emerging Markets Fund: Initial Class (VWEM)
	2,304,225 shares (cost $28,761,858)	28,180,673
VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)
	2,398,053 shares (cost $72,894,386)	69,927,229
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
	10,708,613 shares (cost $102,831,103)	109,425,967
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
	3,888,308 shares (cost $13,959,377)	14,239,373
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
	439,328 shares (cost $3,500,490)	3,639,346
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
	272,191 shares (cost $1,420,130)	1,446,394
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
	2,227,458 shares (cost $11,515,115)	11,770,331
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
	4,019,476 shares (cost $21,482,406)	21,641,663
Ivy Fund Variable Insurance Portfolios, Inc. -Pathfinder Moderately Conservative (WRPMCP)
	761,793 shares (cost $4,018,705)	4,095,704
Advantage Funds Variable Trust - VT Discovery Fund (SVDF)
	1,523 shares (cost $26,796)	38,024
Advantage VT Opportunity Fund - Class 2 (SVOF)
	13,616 shares (cost $193,387)	262,797
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
	4,364,088 shares (cost $33,362,710)	36,047,369
Advantage VT Small Cap Value Fund - Class 2 (WFVSMV)
	925 shares (cost $7,214)	8,883
Advantage Funds Variable Trust - VT Total Return Bond Fund (WFVTRB)
	28,438 shares (cost $295,169)	307,129
Advantage Funds(R) - VT Omega Growth - Class 2 (WFVOG2)
	2,036 shares (cost $39,252)	51,222

Total Investments		$33,578,504,966
Accounts Payable		(1,547,646)

		$33,576,957,320

Contract Owners’ Equity:
Accumulation units		33,568,489,676
Contracts in payout (annuitization) period (note 1f)		8,467,644

Total Contract Owners’ Equity (note 5)		$33,576,957,320

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	Total	ALMCS	ALVDAB	AFGF	AFHY	AFGC	MLVGA3	CHSMM
Investment Activity:
Reinvested dividends	$178,884,625	—	874	31,818	9,732	3,016	—	1,020
Mortality and expense risk charges (note 2)	(372,772,775)	(3,513)	(3,109)	(102,428)	(15,673)	(11,424)	(1,628,599)	(93,779)

Net investment income (loss)	(193,888,150)	(3,513)	(2,235)	(70,610)	(5,941)	(8,408)	(1,628,599)	(92,759)
Realized gain (loss) on investments	93,622,820	(35,303)	151	80,847	26,863	14,014	730,213	—
Change in unrealized gain (loss) on investments	2,612,129,270	94,067	19,742	1,413,825	137,247	(21,695)	10,048,690	—

Net gain (loss) on investments	2,705,752,090	58,764	19,893	1,494,672	164,110	(7,681)	10,778,903	—

Reinvested capital gains	330,402,964	—	404	—	—	32,139	10,669	—

Net increase (decrease) in contract owners’ equity resulting from operations	$2,842,266,904	55,251	18,062	1,424,062	158,169	16,050	9,160,973	(92,759)

	DSIF	DSIFS	DSRG	GVGMNS	HVIE	HVSIT	IVMCC2	IVKMG2
Investment Activity:
Reinvested dividends	$3,039,805	1,505,821	328,901	—	—	—	—	—
Mortality and expense risk charges (note 2)	(2,173,332)	(1,359,184)	(404,118)	(203)	(86,223)	(198,547)	(2,760)	(147,300)

Net investment income (loss)	866,473	146,637	(75,217)	(203)	(86,223)	(198,547)	(2,760)	(147,300)
Realized gain (loss) on investments	6,883,537	(473,006)	1,771,751	20	(47,960)	160,409	(189)	(124,524)
Change in unrealized gain (loss) on investments	12,065,372	11,306,800	3,144,859	1,123	644,907	2,368,638	16,410	(524,013)

Net gain (loss) on investments	18,948,909	10,833,794	4,916,610	1,143	596,947	2,529,047	16,221	(648,537)

Reinvested capital gains	10,738,166	5,772,701	—	—	—	—	7,869	6,819

Net increase (decrease) in contract owners’ equity resulting from operations	$30,553,548	16,753,132	4,841,393	940	510,724	2,330,500	21,330	(789,018)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	JPMMV1	JABS	JACAS	JAGTS2	JAGTS	JAIGS2	JAIGS	MIGSC
Investment Activity:
Reinvested dividends	$85,535	155,422	283,400	—	—	—	351,209	19,832
Mortality and expense risk charges (note 2)	(82,399)	(121,899)	(1,477,739)	(64,891)	(113,969)	(442,260)	(502,097)	(107,354)

Net investment income (loss)	3,136	33,523	(1,194,339)	(64,891)	(113,969)	(442,260)	(150,888)	(87,522)
Realized gain (loss) on investments	233,139	(102,500)	98,887	814,110	757,767	2,355,718	(1,691,621)	501,839
Change in unrealized gain (loss) on investments	940,465	441,792	25,831,807	1,264,910	(756,513)	8,375,770	(16,352,063)	423,044

Net gain (loss) on investments	1,173,604	339,292	25,930,694	2,079,020	1,254	10,731,488	(18,043,684)	924,883

Reinvested capital gains	—	817,709	—	—	—	—	9,366,961	437,026

Net increase (decrease) in contract owners’ equity resulting from operations	$1,176,740	1,190,524	24,736,355	2,014,129	(112,715)	10,289,228	(8,827,611)	1,274,387

	MNDSC	MVFSC	MVIVSC	MSVFI	MSVF2	MSEM	MSEMB	VKVGR2
Investment Activity:
Reinvested dividends	$—	4,492,965	978,394	66,723	865,246	100,094	28,079	143
Mortality and expense risk charges (note 2)	(3,377)	(3,937,533)	(729,989)	(14,503)	(240,071)	(35,352)	(10,871)	(194)

Net investment income (loss)	(3,377)	555,432	248,405	52,220	625,175	64,742	17,208	(51)
Realized gain (loss) on investments	(681)	14,965,535	342,687	39,730	216,312	54,343	5,389	4
Change in unrealized gain (loss) on investments	1,185	23,323,870	6,624,827	12,818	529,414	315,328	100,083	2,041

Net gain (loss) on investments	504	38,289,405	6,967,514	52,548	745,726	369,671	105,472	2,045

Reinvested capital gains	72,688	2,388,656	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$69,815	41,233,493	7,215,919	104,768	1,370,901	434,413	122,680	1,994

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	MSVRE	MSVREB	VFMG2	NVAMV1	NVAMV2	GVAAA2	GVABD2	GVAGG2
Investment Activity:
Reinvested dividends	$322	28	12,916	78,604	229,207	46,078,626	26,451,882	1,144,475
Mortality and expense risk charges (note 2)	(386)	(52)	(29,437)	(513,344)	(1,705,452)	(39,611,705)	(13,860,272)	(1,464,891)

Net investment income (loss)	(64)	(24)	(16,521)	(434,740)	(1,476,245)	6,466,921	12,591,610	(320,416)
Realized gain (loss) on investments	799	1,400	(289,770)	524,468	1,150,672	1,084,931	998,061	(1,751,184)
Change in unrealized gain (loss) on investments	4,061	(932)	349,749	3,919,489	11,066,231	373,391,149	24,459,019	19,370,230

Net gain (loss) on investments	4,860	468	59,979	4,443,957	12,216,903	374,476,080	25,457,080	17,619,046

Reinvested capital gains	—	—	—	2,037,600	5,941,559	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$4,796	444	43,458	6,046,817	16,682,217	380,943,001	38,048,690	17,298,630

	GVAGR2	GVAGI2	HIBF	HIBF3	GEM	GEM2	GEM3	GEM6
Investment Activity:
Reinvested dividends	$482,636	12,459,218	34,493	561,642	—	—	—	—
Mortality and expense risk charges (note 2)	(2,492,869)	(13,942,877)	(70,607)	(1,076,320)	(2,259)	(13,161)	(238,751)	(587,970)

Net investment income (loss)	(2,010,233)	(1,483,659)	(36,114)	(514,678)	(2,259)	(13,161)	(238,751)	(587,970)
Realized gain (loss) on investments	(4,685,877)	(1,185,939)	(163,977)	434,134	(55,723)	(199,596)	(1,547,307)	(125,215)
Change in unrealized gain (loss) on investments	34,996,485	144,621,515	865,111	9,219,287	88,852	323,365	3,796,486	4,003,033

Net gain (loss) on investments	30,310,608	143,435,576	701,134	9,653,421	33,129	123,769	2,249,179	3,877,818

Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$28,300,375	141,951,917	665,020	9,138,743	30,870	110,608	2,010,428	3,289,848

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	GIG	GIG3	NVIE6	NVNMO1	NVNMO2	NVNSR1	NVNSR2	NVCRA2
Investment Activity:
Reinvested dividends	$—	—	—	17,168	5,738	—	—	107,281
Mortality and expense risk charges (note 2)	(355)	(252,352)	(292,530)	(719,252)	(265,872)	(20,944)	(2,126,556)	(300,908)

Net investment income (loss)	(355)	(252,352)	(292,530)	(702,084)	(260,134)	(20,944)	(2,126,556)	(193,627)
Realized gain (loss) on investments	115	544,057	491,347	831,659	(499,305)	8,321	2,257,314	186,369
Change in unrealized gain (loss) on investments	3,933	2,192,168	2,116,244	2,706,406	1,589,688	184,093	13,137,319	1,631,361

Net gain (loss) on investments	4,048	2,736,225	2,607,591	3,538,065	1,090,383	192,414	15,394,633	1,817,730

Reinvested capital gains	—	—	—	5,060,113	1,691,067	—	—	1,042,883

Net increase (decrease) in contract owners’ equity resulting from operations	$3,693	2,483,873	2,315,061	7,896,094	2,521,316	171,470	13,268,077	2,666,986

	NVCRB2	NVCCA2	NVCCN2	NVCMD2	NVCMA2	NVCMC2	NVCBD1	NVCBD2
Investment Activity:
Reinvested dividends	$3,907,460	7,652,139	935,547	6,506,486	1,407,553	1,586,822	5,948	225,484
Mortality and expense risk charges (note 2)	(16,957,245)	(26,033,685)	(7,372,927)	(23,430,222)	(4,437,805)	(7,232,711)	(29,767)	(1,686,544)

Net investment income (loss)	(13,049,785)	(18,381,546)	(6,437,380)	(16,923,736)	(3,030,252)	(5,645,889)	(23,819)	(1,461,060)
Realized gain (loss) on investments	283,354	83,819	6,835,270	314,448	705,205	527,359	37,742	2,485,710
Change in unrealized gain (loss) on investments	99,938,608	192,171,546	21,931,681	156,611,602	28,628,580	35,524,423	125,484	4,471,371

Net gain (loss) on investments	100,221,962	192,255,365	28,766,951	156,926,050	29,333,785	36,051,782	163,226	6,957,081

Reinvested capital gains	18,208,571	33,278,540	9,671,320	33,776,138	9,486,110	12,080,603	20,878	791,448

Net increase (decrease) in contract owners’ equity resulting from operations	$105,380,748	207,152,359	32,000,891	173,778,452	35,789,643	42,486,496	160,285	6,287,469

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	NVLCP2	TRF	TRF2	GBF	CAF	CAF2	GVIX8	GVIDA
Investment Activity:
Reinvested dividends	$74,302	82,342	105,662	729,977	—	—	11,734	—
Mortality and expense risk charges (note 2)	(536,318)	(1,233,581)	(2,054,376)	(4,761,473)	(335,446)	(195,468)	(202,629)	(3,473,037)

Net investment income (loss)	(462,016)	(1,151,239)	(1,948,714)	(4,031,496)	(335,446)	(195,468)	(190,895)	(3,473,037)
Realized gain (loss) on investments	497,748	(124,962)	1,105,122	3,015,898	1,953,652	161,768	671,086	(16,374,336)
Change in unrealized gain (loss) on investments	1,448,925	14,856,039	17,576,667	(3,491,318)	3,044,330	1,993,321	1,172,658	47,722,255

Net gain (loss) on investments	1,946,673	14,731,077	18,681,789	(475,420)	4,997,982	2,155,089	1,843,744	31,347,919

Reinvested capital gains	883,698	—	—	12,510,903	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$2,368,355	13,579,838	16,733,075	8,003,987	4,662,536	1,959,621	1,652,849	27,874,882

	NVDBL2	NVDCA2	GVIDC	GVIDM	GVDMA	GVDMC	MCIF	SAM
Investment Activity:
Reinvested dividends	$—	—	5,820	—	—	—	65,189	—
Mortality and expense risk charges (note 2)	(6,500,742)	(11,939,620)	(6,584,427)	(29,268,073)	(15,652,547)	(9,654,553)	(1,125,698)	(7,167,117)

Net investment income (loss)	(6,500,742)	(11,939,620)	(6,578,607)	(29,268,073)	(15,652,547)	(9,654,553)	(1,060,509)	(7,167,117)
Realized gain (loss) on investments	707,001	5,148,837	(5,358)	(353,228)	(18,155,882)	142,896	530,413	—
Change in unrealized gain (loss) on investments	36,475,170	82,071,208	17,739,756	215,420,590	153,339,593	50,049,479	5,316,057	—

Net gain (loss) on investments	37,182,171	87,220,045	17,734,398	215,067,362	135,183,711	50,192,375	5,846,470	—

Reinvested capital gains	6,606,231	13,157,136	8,323,406	—	—	3,269,186	6,960,670	—

Net increase (decrease) in contract owners’ equity resulting from operations	$37,287,660	88,437,561	19,479,197	185,799,289	119,531,164	43,807,008	11,746,631	(7,167,117)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	NVMIG3	NVMIG6	GVDIV2	GVDIV3	GVDIV6	NVMLG1	NVMLG2	NVMLV1
Investment Activity:
Reinvested dividends	$3,837	18,996	—	—	—	—	—	—
Mortality and expense risk charges (note 2)	(339,358)	(2,122,110)	(6,028)	(53,297)	(663,180)	(101,701)	(1,439,131)	(32,460)

Net investment income (loss)	(335,521)	(2,103,114)	(6,028)	(53,297)	(663,180)	(101,701)	(1,439,131)	(32,460)
Realized gain (loss) on investments	717,293	(824,679)	(75,423)	(1,592,660)	(1,468,340)	343,314	8,367,260	(6,017)
Change in unrealized gain (loss) on investments	2,935,225	18,817,294	121,467	1,996,014	5,403,091	1,100,492	8,273,020	456,301

Net gain (loss) on investments	3,652,518	17,992,615	46,044	403,354	3,934,751	1,443,806	16,640,280	450,284

Reinvested capital gains	—	—	—	—	—	241,936	2,775,096	—

Net increase (decrease) in contract owners’ equity resulting from operations	$3,316,997	15,889,501	40,016	350,057	3,271,571	1,584,041	17,976,245	417,824

	NVMLV2	NVMMG1	NVMMG2	NVMMV2	SCGF	SCGF2	SCVF	SCVF2
Investment Activity:
Reinvested dividends	$—	—	—	283,777	—	—	18,172	—
Mortality and expense risk charges (note 2)	(530,459)	(1,824,909)	(1,617,443)	(2,946,161)	(60,522)	(243,551)	(324,234)	(251,877)

Net investment income (loss)	(530,459)	(1,824,909)	(1,617,443)	(2,662,384)	(60,522)	(243,551)	(306,062)	(251,877)
Realized gain (loss) on investments	600,274	7,110,401	10,811,510	8,476,597	583,593	849,796	(462,664)	1,680,310
Change in unrealized gain (loss) on investments	5,184,910	2,055,548	(3,902,739)	(3,390,341)	409,131	2,343,083	5,374,566	1,639,064

Net gain (loss) on investments	5,785,184	9,165,949	6,908,771	5,086,256	992,724	3,192,879	4,911,902	3,319,374

Reinvested capital gains	—	16,720,810	11,722,621	25,062,241	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$5,254,725	24,061,850	17,013,949	27,486,113	932,202	2,949,328	4,605,840	3,067,497

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	SCF	SCF2	MSBF	NVSTB2	NVOLG1	NVOLG2	NVTIV3	EIF2
Investment Activity:
Reinvested dividends	$—	—	1,091,541	73,754	98,239	68,122	133,732	44,491
Mortality and expense risk charges (note 2)	(732,411)	(462,142)	(1,817,239)	(913,151)	(3,442,713)	(2,770,757)	(2,837,715)	(1,566,668)

Net investment income (loss)	(732,411)	(462,142)	(725,698)	(839,397)	(3,344,474)	(2,702,635)	(2,703,983)	(1,522,177)
Realized gain (loss) on investments	(2,143,734)	(678,290)	(599,347)	203,617	3,665,509	2,903,643	(221,933)	3,942,941
Change in unrealized gain (loss) on investments	11,575,862	6,082,246	14,252,727	2,083,569	56,265,428	38,266,929	19,803,412	14,634,409

Net gain (loss) on investments	9,432,128	5,403,956	13,653,380	2,287,186	59,930,937	41,170,572	19,581,479	18,577,350

Reinvested capital gains	—	—	—	—	—	—	3,970,267	—

Net increase (decrease) in contract owners’ equity resulting from operations	$8,699,717	4,941,814	12,927,682	1,447,789	56,586,463	38,467,937	20,847,763	17,055,173

	NVRE1	NVRE2	ALVBWB	ALVGIB	ALVSVB	ACVB	ACVCA	ACVIG
Investment Activity:
Reinvested dividends	$88,285	97,579	1,979	86,711	163,507	489,861	—	198,118
Mortality and expense risk charges (note 2)	(673,800)	(780,223)	(205)	(72,029)	(658,001)	(347,983)	(910)	(147,201)

Net investment income (loss)	(585,515)	(682,644)	1,774	14,682	(494,494)	141,878	(910)	50,917
Realized gain (loss) on investments	3,155,090	3,766,608	27	(238,606)	3,176,394	61,452	10,224	(148,216)
Change in unrealized gain (loss) on investments	(829,559)	(2,071,567)	6,863	1,139,652	1,124,854	3,238,566	(991)	2,057,549

Net gain (loss) on investments	2,325,531	1,695,041	6,890	901,046	4,301,248	3,300,018	9,233	1,909,333

Reinvested capital gains	6,061,151	6,699,271	—	—	1,808,592	—	5,294	—

Net increase (decrease) in contract owners’ equity resulting from operations	$7,801,167	7,711,668	8,664	915,728	5,615,346	3,441,896	13,617	1,960,250

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	ACVIG2	ACVIP2	ACVI	ACVI3	ACVMV1	ACVMV2	ACVU2	ACVV2
Investment Activity:
Reinvested dividends	$50,971	4,660,459	126	1	110,266	1,013,297	—	16
Mortality and expense risk charges (note 2)	(46,503)	(3,095,031)	(144)	(1)	(71,894)	(856,505)	(29)	—

Net investment income (loss)	4,468	1,565,428	(18)	—	38,372	156,792	(29)	16
Realized gain (loss) on investments	(109,756)	1,970,928	(692)	11	261,599	1,782,284	1,983	980
Change in unrealized gain (loss) on investments	703,726	4,363,280	2,337	5	76,238	1,702,119	(1,235)	(4)

Net gain (loss) on investments	593,970	6,334,208	1,645	16	337,837	3,484,403	748	976

Reinvested capital gains	—	6,029,123	—	—	387,583	3,920,363	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$598,438	13,928,759	1,627	16	763,792	7,561,558	719	992

	ACVVS1	DVSCS	DCAP	DCAPS	DVDLS	DGI	FCA2S	FQB
Investment Activity:
Reinvested dividends	$—	376,034	1,146,946	2,628,512	—	120,007	3,999	453,689
Mortality and expense risk charges (note 2)	(52)	(954,791)	(366,387)	(1,128,336)	(16,698)	(131,755)	(17,303)	(111,166)

Net investment income (loss)	(52)	(578,757)	780,559	1,500,176	(16,698)	(11,748)	(13,304)	342,523
Realized gain (loss) on investments	379	6,076,315	530,880	292,942	131,506	207,991	(30,606)	68,100
Change in unrealized gain (loss) on investments	471	875,790	2,860,668	8,973,541	118,176	1,710,973	100,929	371,116

Net gain (loss) on investments	850	6,952,105	3,391,548	9,266,483	249,682	1,918,964	70,323	439,216

Reinvested capital gains	—	2,917,328	—	—	—	—	90,844	—

Net increase (decrease) in contract owners’ equity resulting from operations	$798	9,290,676	4,172,107	10,766,659	232,984	1,907,216	147,863	781,739

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	FQBS	FC2	FEIP	FVSS2	FHIP	FAMP	FCP	FNRS2
Investment Activity:
Reinvested dividends	$1,591,086	—	—	—	29,251	—	—	—
Mortality and expense risk charges (note 2)	(472,557)	—	(3,332,501)	(103,790)	(533,010)	(1,428,707)	—	(932,867)

Net investment income (loss)	1,118,529	—	(3,332,501)	(103,790)	(503,759)	(1,428,707)	—	(932,867)
Realized gain (loss) on investments	177,107	560	4,912,747	(433,200)	(809,779)	1,517,265	50	(4,362,956)
Change in unrealized gain (loss) on investments	1,420,354	16	37,311,216	2,148,710	6,435,606	13,330,237	—	9,398,677

Net gain (loss) on investments	1,597,461	576	42,223,963	1,715,510	5,625,827	14,847,502	50	5,035,721

Reinvested capital gains	—	—	8,445,694	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$2,715,990	576	47,337,156	1,611,720	5,122,068	13,418,795	50	4,102,854

	FEI2	FF10S	FF10S2	FF20S	FF20S2	FF30S	FF30S2	FGP
Investment Activity:
Reinvested dividends	$—	—	—	—	—	—	—	—
Mortality and expense risk charges (note 2)	(1,935,506)	(54,011)	(1,385,556)	(96,913)	(4,380,419)	(75,687)	(333,866)	(3,407,991)

Net investment income (loss)	(1,935,506)	(54,011)	(1,385,556)	(96,913)	(4,380,419)	(75,687)	(333,866)	(3,407,991)
Realized gain (loss) on investments	(3,469,783)	123,227	(331,960)	140,692	(262,340)	(71,033)	(798,513)	4,076,464
Change in unrealized gain (loss) on investments	24,389,835	383,716	11,518,407	919,335	40,567,703	1,003,350	3,993,615	52,657,889

Net gain (loss) on investments	20,920,052	506,943	11,186,447	1,060,027	40,305,363	932,317	3,195,102	56,734,353

Reinvested capital gains	4,126,627	28,425	603,207	37,945	1,417,914	20,418	68,601	—

Net increase (decrease) in contract owners’ equity resulting from operations	$23,111,173	481,357	10,404,098	1,001,059	37,342,858	877,048	2,929,837	53,326,362

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	FG2	FHIPR	FIGBS	FIGBP2	FMCS	FMC2	FOP	FOPR
Investment Activity:
Reinvested dividends	$—	12,606	—	—	—	—	—	—
Mortality and expense risk charges (note 2)	(1,153,865)	(235,754)	(269,780)	(5,115,781)	(243,076)	(2,869,897)	(506,874)	(235,079)

Net investment income (loss)	(1,153,865)	(223,148)	(269,780)	(5,115,781)	(243,076)	(2,869,897)	(506,874)	(235,079)
Realized gain (loss) on investments	(90,546)	(33,021)	533,608	2,249,783	1,523,482	(516,829)	406,041	(1,182,333)
Change in unrealized gain (loss) on investments	15,985,593	2,466,448	697,452	16,107,054	1,314,068	28,514,270	6,268,501	4,273,957

Net gain (loss) on investments	15,895,047	2,433,427	1,231,060	18,356,837	2,837,550	27,997,441	6,674,542	3,091,624

Reinvested capital gains	—	—	198,417	3,004,681	4,903	48,504	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$14,741,182	2,210,279	1,159,697	16,245,737	2,599,377	25,176,048	6,167,668	2,856,545

	FO2	FO2R	FVSS	FTVIS2	FTVRD2	FTVSV2	FTVDM3	TIF2
Investment Activity:
Reinvested dividends	$—	—	—	8,978,151	932,892	1,058,904	394,282	98,990
Mortality and expense risk charges (note 2)	(24,892)	(673,466)	(61,678)	(1,572,425)	(683,009)	(1,676,104)	(321,626)	(36,677)

Net investment income (loss)	(24,892)	(673,466)	(61,678)	7,405,726	249,883	(617,200)	72,656	62,313
Realized gain (loss) on investments	(37,993)	(3,637,238)	475,539	(2,154,652)	1,649,986	12,774,812	(476,777)	14,483
Change in unrealized gain (loss) on investments	354,395	11,004,863	649,198	6,981,027	2,683,195	(1,261,381)	1,935,338	203,577

Net gain (loss) on investments	316,402	7,367,625	1,124,737	4,826,375	4,333,181	11,513,431	1,458,561	218,060

Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$291,510	6,694,159	1,063,059	12,232,101	4,583,064	10,896,231	1,531,217	280,373

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	TIF3	FTVGI3	FTVFA2	AMTB	AMTG	AMINS	AMTP	AMRS
Investment Activity:
Reinvested dividends	$2,104,898	7,232,019	651,082	—	—	—	—	—
Mortality and expense risk charges (note 2)	(850,873)	(1,236,560)	(278,850)	(2,122,567)	(138)	(1)	(157)	(1)

Net investment income (loss)	1,254,025	5,995,459	372,232	(2,122,567)	(138)	(1)	(157)	(1)
Realized gain (loss) on investments	1,229,877	460,074	272,425	(4,879,953)	169	(352)	455	—
Change in unrealized gain (loss) on investments	3,393,416	3,456,503	1,668,150	12,148,779	1,399	9	1,669	—

Net gain (loss) on investments	4,623,293	3,916,577	1,940,575	7,268,826	1,568	(343)	2,124	—

Reinvested capital gains	—	182,992	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$5,877,318	10,095,028	2,312,807	5,146,259	1,430	(344)	1,967	(1)

	AMFAS	AMSRS	OVMS	OVB	OVGS3	OVGS4	OVGS	OVGSS
Investment Activity:
Reinvested dividends	$—	—	530,976	1,701,235	1,071,665	1,198,500	2,228,927	139,285
Mortality and expense risk charges (note 2)	(44,717)	(294,558)	(397,702)	(351,223)	(494,832)	(677,752)	(1,036,805)	(77,117)

Net investment income (loss)	(44,717)	(294,558)	133,274	1,350,012	576,833	520,748	1,192,122	62,168
Realized gain (loss) on investments	34,152	(459,409)	(1,711,759)	(2,225,463)	235,737	(1,571,698)	5,580,498	109,424
Change in unrealized gain (loss) on investments	513,464	2,834,099	5,225,742	3,567,350	4,875,745	7,614,777	4,803,118	634,745

Net gain (loss) on investments	547,616	2,374,690	3,513,983	1,341,887	5,111,482	6,043,079	10,383,616	744,169

Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$502,899	2,080,132	3,647,257	2,691,899	5,688,315	6,563,827	11,575,738	806,337

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	OVHI3	OVHI4	OVHI	OVHIS	OVGI	OVGIS	OVSC	OVSCS
Investment Activity:
Reinvested dividends	$54,444	554,166	1,835	233,148	123,584	1,389,435	25,251	173,492
Mortality and expense risk charges (note 2)	(5,316)	(72,674)	(179)	(26,752)	(123,625)	(2,727,596)	(44,160)	(627,049)

Net investment income (loss)	49,128	481,492	1,656	206,396	(41)	(1,338,161)	(18,909)	(453,557)
Realized gain (loss) on investments	(10,119)	6,601	(19,762)	(1,216,696)	193,416	(2,085,698)	288,169	3,003,299
Change in unrealized gain (loss) on investments	18,246	175,172	20,347	1,272,144	1,605,393	35,521,507	221,878	3,442,207

Net gain (loss) on investments	8,127	181,773	585	55,448	1,798,809	33,435,809	510,047	6,445,506

Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$57,255	663,265	2,241	261,844	1,798,768	32,097,648	491,138	5,991,949

	OVAG	PMVAAD	PMVFAD	PMVLAD	PMVTRD	PVGIB	PVTIGB	PVTVB
Investment Activity:
Reinvested dividends	$—	89,195	1,052,567	3,960,139	2,036,945	48,232	8,144	9,711
Mortality and expense risk charges (note 2)	(106,481)	(18,752)	(246,547)	(3,539,450)	(1,270,753)	(30,819)	(4,090)	(29,566)

Net investment income (loss)	(106,481)	70,443	806,020	420,689	766,192	17,413	4,054	(19,855)
Realized gain (loss) on investments	77,073	158	388,797	810,228	33,571	(272,381)	(18,934)	76,197
Change in unrealized gain (loss) on investments	1,775,823	184,910	223,068	10,510,740	6,953,655	586,459	59,921	257,964

Net gain (loss) on investments	1,852,896	185,068	611,865	11,320,968	6,987,226	314,078	40,987	334,161

Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$1,746,415	255,511	1,417,885	11,741,657	7,753,418	331,491	45,041	314,306

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	ACEG2	AVBV2	AVCA2	AVCD2	VYDS	TRBCG2	TRHS2	VWHAS
Investment Activity:
Reinvested dividends	$—	—	—	—	2,031	—	—	65,867
Mortality and expense risk charges (note 2)	(36,560)	(23)	(32,047)	(126,084)	(3,547)	—	(466,990)	(29,337)

Net investment income (loss)	(36,560)	(23)	(32,047)	(126,084)	(1,516)	—	(466,990)	36,530
Realized gain (loss) on investments	(26,459)	652	(342,665)	5,254,486	(696)	(105)	619,525	(19,605)
Change in unrealized gain (loss) on investments	(82,349)	(133)	1,202,582	(2,195,190)	50,371	12	11,131,466	413,752

Net gain (loss) on investments	(108,808)	519	859,917	3,059,296	49,675	(93)	11,750,991	394,147

Reinvested capital gains	—	—	—	—	—	—	—	109,899

Net increase (decrease) in contract owners’ equity resulting from operations	$(145,368)	496	827,870	2,933,212	48,159	(93)	11,284,001	540,576

	VWBFR	VWBF	VWEMR	VWEM	VWHAR	VWHA	WRASP	WRHIP
Investment Activity:
Reinvested dividends	$124,972	251,712	—	—	—	427,502	1,212,200	5,974
Mortality and expense risk charges (note 2)	(24,809)	(139,428)	(59,389)	(225,862)	(289,294)	(537,783)	(1,229,781)	(30,982)

Net investment income (loss)	100,163	112,284	(59,389)	(225,862)	(289,294)	(110,281)	(17,581)	(25,008)
Realized gain (loss) on investments	79,263	(110,378)	2,130,804	(1,381,716)	(5,416,237)	1,977,268	714,328	15,995
Change in unrealized gain (loss) on investments	(149,144)	295,238	90,670	3,634,684	4,221,023	(5,883,010)	10,793,757	279,996

Net gain (loss) on investments	(69,881)	184,860	2,221,474	2,252,968	(1,195,214)	(3,905,742)	11,508,085	295,991

Reinvested capital gains	78,829	158,772	—	—	4,042,343	2,563,706	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	$109,111	455,916	2,162,085	2,027,106	2,557,835	(1,452,317)	11,490,504	270,983

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Nine Month Period Ended September 30, 2012 (Unaudited)

	WRMCG	WRPCP	WRPMP	WRPMAP	WRPMCP	SVDF	SVOF	WFVSCG
Investment Activity:
Reinvested dividends	$—	11,326	68,462	134,476	21,505	—	248	—
Mortality and expense risk charges (note 2)	(9,408)	(3,573)	(22,041)	(50,854)	(7,414)	(394)	(2,579)	(404,075)

Net investment income (loss)	(9,408)	7,753	46,421	83,622	14,091	(394)	(2,331)	(404,075)
Realized gain (loss) on investments	(5,959)	(438)	(2,940)	(15,152)	(4,187)	977	3,606	983,488
Change in unrealized gain (loss) on investments	138,855	29,529	315,979	915,177	89,008	4,848	23,355	1,300,220

Net gain (loss) on investments	132,896	29,091	313,039	900,025	84,821	5,825	26,961	2,283,708

Reinvested capital gains	12,611	35,666	196,645	441,576	66,185	—	91	1,636,874

Net increase (decrease) in contract owners’ equity resulting from operations	$136,099	72,510	556,105	1,425,223	165,097	5,431	24,721	3,516,507

	WFVSMV	WFVTRB	WFVOG2
Investment Activity:
Reinvested dividends	$71	3,488	—
Mortality and expense risk charges (note 2)	(68)	(2,785)	(655)

Net investment income (loss)	3	703	(655)
Realized gain (loss) on investments	(323)	230	2,484
Change in unrealized gain (loss) on investments	1,545	7,073	4,014

Net gain (loss) on investments	1,222	7,303	6,498

Reinvested capital gains	—	5,572	3,480

Net increase (decrease) in contract owners’ equity resulting from operations	$1,225	13,578	9,323

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	Total	ALMCS	ALVDAB	AFGF	AFHY	AFGC	MLVGA3	CHSMM
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(193,888,150)	(3,513)	(2,235)	(70,610)	(5,941)	(8,408)	(1,628,599)	(92,759)
Realized gain (loss) on investments	93,622,820	(35,303)	151	80,847	26,863	14,014	730,213	—
Change in unrealized gain (loss) on investments	2,612,129,270	94,067	19,742	1,413,825	137,247	(21,695)	10,048,690	—
Reinvested capital gains	330,402,964	—	404	—	—	32,139	10,669	—

Net increase (decrease) in contract owners’ equity resulting from operations	2,842,266,904	55,251	18,062	1,424,062	158,169	16,050	9,160,973	(92,759)

Equity transactions:
Purchase payments received from contract owners (note 3)	3,360,559,858	—	1,004,759	18,429	2,057	196	22,574,170	3,815,823
Transfers between funds	33,542	67,405	56,433	(51,594)	(1,016,820)	(67,812)	(992,489)	(2,302,951)
Redemptions (note 3)	(2,268,163,063)	(27,091)	(807)	(352,255)	(27,077)	(53,927)	(7,482,444)	(3,038,006)
Annuity benefits	(1,230,267)	—	—	(477)	(1,042)	(182)	—	—
Contract maintenance charges (note 2)	(134,342,295)	(5)	—	(2,682)	(417)	(463)	(7,987)	(376)
Contingent deferred sales charges (note 2)	(15,255,618)	—	—	—	—	—	(29,446)	—
Adjustments to maintain reserves	(815,173)	(3)	2	401	635	104	(513)	39

Net equity transactions	940,786,984	40,306	1,060,387	(388,178)	(1,042,664)	(122,084)	14,061,291	(1,525,471)

Net change in contract owners’ equity	3,783,053,888	95,557	1,078,449	1,035,884	(884,495)	(106,034)	23,222,264	(1,618,230)
Contract owners’ equity beginning of period	29,793,903,432	393,138	—	9,763,807	1,811,691	1,223,501	123,669,985	14,443,732

Contract owners’ equity end of period	$33,576,957,320	488,695	1,078,449	10,799,691	927,196	1,117,467	146,892,249	12,825,502

CHANGES IN UNITS:
Beginning units	2,517,758,479	32,647	—	133,488	37,304	34,457	10,016,317	1,391,226
Units purchased	541,200,719	7,017	108,902	227	64,569	6	2,764,359	792,260
Units redeemed	(425,514,008)	(3,930)	(465)	(5,043)	(84,531)	(3,427)	(1,676,815)	(939,556)

Ending units	2,633,445,190	35,734	108,437	128,672	17,342	31,036	11,103,861	1,243,930

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	DSIF	DSIFS	DSRG	GVGMNS	HVIE	HVSIT	IVMCC2	IVKMG2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$866,473	146,637	(75,217)	(203)	(86,223)	(198,547)	(2,760)	(147,300)
Realized gain (loss) on investments	6,883,537	(473,006)	1,771,751	20	(47,960)	160,409	(189)	(124,524)
Change in unrealized gain (loss) on investments	12,065,372	11,306,800	3,144,859	1,123	644,907	2,368,638	16,410	(524,013)
Reinvested capital gains	10,738,166	5,772,701	—	—	—	—	7,869	6,819

Net increase (decrease) in contract owners’ equity resulting from operations	30,553,548	16,753,132	4,841,393	940	510,724	2,330,500	21,330	(789,018)

Equity transactions:
Purchase payments received from contract owners (note 3)	2,237,053	12,267,792	541,760	95,185	2,305,287	4,873,822	516,434	166,305
Transfers between funds	(1,292,757)	(2,399,593)	(31,021)	25,104	769,254	(621,082)	386,427	23,478,797
Redemptions (note 3)	(23,663,116)	(10,017,956)	(4,184,308)	—	(483,815)	(490,779)	(1,083)	(1,081,958)
Annuity benefits	(39,365)	(27,103)	(2,024)	—	—	—	—	—
Contract maintenance charges (note 2)	(98,589)	(237,739)	(26,336)	—	(31,415)	(72,530)	(220)	(42,251)
Contingent deferred sales charges (note 2)	(16,865)	(59,815)	(7,502)	—	(8,253)	(8,027)	—	(7,376)
Adjustments to maintain reserves	1,202	(1,824)	27	(10)	(134)	(220)	(46)	164,336

Net equity transactions	(22,872,437)	(476,238)	(3,709,404)	120,279	2,550,924	3,681,184	901,512	22,677,853

Net change in contract owners’ equity	7,681,111	16,276,894	1,131,989	121,219	3,061,648	6,011,684	922,842	21,888,835
Contract owners’ equity beginning of period	210,978,801	114,015,519	39,114,157	—	6,042,943	13,876,653	—	—

Contract owners’ equity end of period	$218,659,912	130,292,413	40,246,146	121,219	9,104,591	19,888,337	922,842	21,888,835

CHANGES IN UNITS:
Beginning units	7,343,204	7,723,730	1,619,263	—	672,762	1,261,261	—	—
Units purchased	270,630	1,895,447	44,364	13,101	379,510	756,129	95,434	2,518,443
Units redeemed	(1,003,072)	(1,889,322)	(184,858)	(925)	(108,510)	(440,132)	(143)	(258,503)

Ending units	6,610,762	7,729,855	1,478,769	12,176	943,762	1,577,258	95,291	2,259,940

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	JPMMV1	JABS	JACAS	JAGTS2	JAGTS	JAIGS2	JAIGS	MIGSC
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$3,136	33,523	(1,194,339)	(64,891)	(113,969)	(442,260)	(150,888)	(87,522)
Realized gain (loss) on investments	233,139	(102,500)	98,887	814,110	757,767	2,355,718	(1,691,621)	501,839
Change in unrealized gain (loss) on investments	940,465	441,792	25,831,807	1,264,910	(756,513)	8,375,770	(16,352,063)	423,044
Reinvested capital gains	—	817,709	—	—	—	—	9,366,961	437,026

Net increase (decrease) in contract owners’ equity resulting from operations	1,176,740	1,190,524	24,736,355	2,014,129	(112,715)	10,289,228	(8,827,611)	1,274,387

Equity transactions:
Purchase payments received from contract owners (note 3)	162,697	18,298	11,362,442	734,093	784,127	1,519,553	1,048,378	114,097
Transfers between funds	3,370,303	822,565	3,193,694	(12,984,772)	15,500,706	(90,830,149)	83,862,569	(237,636)
Redemptions (note 3)	(469,788)	(932,822)	(8,398,072)	(694,552)	(796,277)	(4,009,788)	(4,596,809)	(1,684,622)
Annuity benefits	—	—	—	—	(336)	(7,132)	(6,788)	—
Contract maintenance charges (note 2)	(2,200)	(697)	(380,679)	(968)	(2,312)	(6,911)	(9,079)	(782)
Contingent deferred sales charges (note 2)	(511)	(793)	(70,185)	(706)	(1,052)	(22,974)	(21,130)	(3,147)
Adjustments to maintain reserves	(70)	(95)	(9,601)	(118)	2,529	(112,088)	121,165	(3,807)

Net equity transactions	3,060,431	(93,544)	5,697,599	(12,947,023)	15,487,385	(93,469,489)	80,398,306	(1,815,897)

Net change in contract owners’ equity	4,237,171	1,096,980	30,433,954	(10,932,894)	15,374,670	(83,180,261)	71,570,695	(541,510)
Contract owners’ equity beginning of period	5,854,364	10,841,461	111,237,782	10,932,894	1,755,826	83,180,261	5,139,442	9,464,140

Contract owners’ equity end of period	$10,091,535	11,938,441	141,671,736	—	17,130,496	—	76,710,137	8,922,630

CHANGES IN UNITS:
Beginning units	404,489	655,718	8,157,179	921,943	378,492	4,453,401	391,151	638,301
Units purchased	262,669	92,092	2,184,661	489,186	2,502,937	327,193	4,886,156	78,658
Units redeemed	(66,194)	(97,576)	(1,828,234)	(1,411,129)	(456,543)	(4,780,594)	(844,838)	(192,762)

Ending units	600,964	650,234	8,513,606	—	2,424,886	—	4,432,469	524,197

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	MNDSC	MVFSC	MVIVSC	MSVFI	MSVF2	MSEM	MSEMB	VKVGR2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(3,377)	555,432	248,405	52,220	625,175	64,742	17,208	(51)
Realized gain (loss) on investments	(681)	14,965,535	342,687	39,730	216,312	54,343	5,389	4
Change in unrealized gain (loss) on investments	1,185	23,323,870	6,624,827	12,818	529,414	315,328	100,083	2,041
Reinvested capital gains	72,688	2,388,656	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	69,815	41,233,493	7,215,919	104,768	1,370,901	434,413	122,680	1,994

Equity transactions:
Purchase payments received from contract owners (note 3)	413,090	16,148,891	14,384,677	11,138	104,062	—	—	—
Transfers between funds	739,492	(19,769,844)	7,302,243	64,201	(38,924)	(44,080)	(36,747)	25,187
Redemptions (note 3)	(3,454)	(29,213,624)	(1,943,280)	(312,344)	(2,047,320)	(491,860)	(72,899)	—
Annuity benefits	—	(3,741)	—	—	(5,468)	—	—	—
Contract maintenance charges (note 2)	(1,130)	(1,018,771)	(320,731)	(392)	(18,346)	(1,608)	(131)	—
Contingent deferred sales charges (note 2)	(33)	(163,240)	(25,865)	(61)	(9,128)	(190)	(69)	—
Adjustments to maintain reserves	(38)	(574)	(507)	(5)	(234)	(104)	(52)	(1)

Net equity transactions	1,147,927	(34,020,903)	19,396,537	(237,463)	(2,015,358)	(537,842)	(109,898)	25,186

Net change in contract owners’ equity	1,217,742	7,212,590	26,612,456	(132,695)	(644,457)	(103,429)	12,782	27,180
Contract owners’ equity beginning of period	—	317,203,619	50,011,075	1,592,352	19,892,492	3,579,650	1,015,627	—

Contract owners’ equity end of period	$1,217,742	324,416,209	76,623,531	1,459,657	19,248,035	3,476,221	1,028,409	27,180

CHANGES IN UNITS:
Beginning units	—	19,464,081	4,818,705	139,216	1,719,934	146,190	47,925	—
Units purchased	124,722	2,613,487	2,643,879	21,743	122,549	(1)	652	2,953
Units redeemed	(5,541)	(4,583,522)	(860,169)	(42,206)	(291,386)	(20,496)	(5,575)	—

Ending units	119,181	17,494,046	6,602,415	118,753	1,551,097	125,693	43,002	2,953

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	MSVRE	MSVREB	VFMG2	NVAMV1	NVAMV2	GVAAA2	GVABD2	GVAGG2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(64)	(24)	(16,521)	(434,740)	(1,476,245)	6,466,921	12,591,610	(320,416)
Realized gain (loss) on investments	799	1,400	(289,770)	524,468	1,150,672	1,084,931	998,061	(1,751,184)
Change in unrealized gain (loss) on investments	4,061	(932)	349,749	3,919,489	11,066,231	373,391,149	24,459,019	19,370,230
Reinvested capital gains	—	—	—	2,037,600	5,941,559	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	4,796	444	43,458	6,046,817	16,682,217	380,943,001	38,048,690	17,298,630

Equity transactions:
Purchase payments received from contract owners (note 3)	(285)	(39,125)	6,578	580,574	6,075,409	462,986,353	164,944,916	12,250,720
Transfers between funds	113	39,208	(2,952,809)	(1,883,077)	(10,727,926)	5,005,754	29,035,260	(2,017,782)
Redemptions (note 3)	—	—	(407,306)	(5,997,306)	(11,295,000)	(106,237,525)	(54,568,824)	(7,759,512)
Annuity benefits	(2,227)	(511)	—	(2,233)	(13,260)	(2,153)	(25,525)	(5,347)
Contract maintenance charges (note 2)	172	(2)	(1,246)	(18,278)	(380,794)	(21,251,201)	(5,842,782)	(430,195)
Contingent deferred sales charges (note 2)	—	—	(3)	(9,367)	(81,301)	(1,439,214)	(491,447)	(74,274)
Adjustments to maintain reserves	(3,245)	42	(26)	197	(1,011)	(1,288)	(620)	(559)

Net equity transactions	(5,472)	(388)	(3,354,812)	(7,329,490)	(16,423,883)	339,060,726	133,050,978	1,963,051

Net change in contract owners’ equity	(676)	56	(3,311,354)	(1,282,673)	258,334	720,003,727	171,099,668	19,261,681
Contract owners’ equity beginning of period	35,079	4,945	3,311,354	52,140,929	147,342,084	3,003,377,639	1,024,636,255	116,531,942

Contract owners’ equity end of period	$34,403	5,001	—	50,858,256	147,600,418	3,723,381,366	1,195,735,923	135,793,623

CHANGES IN UNITS:
Beginning units	—	27	293,739	3,763,621	10,757,342	298,878,335	91,572,178	11,697,772
Units purchased	(8)	(3,308)	59,437	70,768	871,395	52,527,286	20,994,654	2,042,558
Units redeemed	8	3,308	(353,176)	(567,614)	(2,014,129)	(21,187,370)	(9,468,698)	(1,839,048)

Ending units	—	27	—	3,266,775	9,614,608	330,218,251	103,098,134	11,901,282

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	GVAGR2	GVAGI2	HIBF	HIBF3	GEM	GEM2	GEM3	GEM6
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(2,010,233)	(1,483,659)	(36,114)	(514,678)	(2,259)	(13,161)	(238,751)	(587,970)
Realized gain (loss) on investments	(4,685,877)	(1,185,939)	(163,977)	434,134	(55,723)	(199,596)	(1,547,307)	(125,215)
Change in unrealized gain (loss) on investments	34,996,485	144,621,515	865,111	9,219,287	88,852	323,365	3,796,486	4,003,033
Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	28,300,375	141,951,917	665,020	9,138,743	30,870	110,608	2,010,428	3,289,848

Equity transactions:
Purchase payments received from contract owners (note 3)	18,086,795	171,454,616	29	7,523,351	—	(49)	415,705	5,596,712
Transfers between funds	(10,704,437)	(15,573,443)	(239,650)	(2,702,422)	(20,766)	(19,309)	(901,822)	2,489,070
Redemptions (note 3)	(11,408,058)	(52,359,484)	(995,680)	(7,951,700)	(106,844)	(272,345)	(2,740,213)	(4,192,539)
Annuity benefits	(2,023)	(1,078)	—	(7,659)	(414)	—	(1,992)	(1,361)
Contract maintenance charges (note 2)	(633,744)	(5,916,845)	(741)	(5,359)	(96)	(226)	(8,980)	(4,887)
Contingent deferred sales charges (note 2)	(101,045)	(488,956)	(370)	(47,845)	(1)	(163)	(4,187)	(36,381)
Adjustments to maintain reserves	(683)	(1,437)	(153)	(516)	(209)	(15)	(1,756)	(1,194)

Net equity transactions	(4,763,195)	97,113,373	(1,236,565)	(3,192,150)	(128,330)	(292,107)	(3,243,245)	3,849,420

Net change in contract owners’ equity	23,537,180	239,065,290	(571,545)	5,946,593	(97,460)	(181,499)	(1,232,817)	7,139,268
Contract owners’ equity beginning of period	203,065,667	1,005,300,580	6,839,009	97,202,206	297,368	1,272,348	23,472,677	43,888,708

Contract owners’ equity end of period	$226,602,847	1,244,365,870	6,267,464	103,148,799	199,908	1,090,849	22,239,860	51,027,976

CHANGES IN UNITS:
Beginning units	21,925,386	125,082,554	405,899	7,233,930	14,503	44,117	1,075,051	2,598,477
Units purchased	3,055,423	23,446,014	24,268	3,439,591	—	284	112,304	847,312
Units redeemed	(3,521,495)	(12,492,800)	(94,308)	(3,717,840)	(5,767)	(9,570)	(250,950)	(657,959)

Ending units	21,459,314	136,035,768	335,859	6,955,681	8,736	34,831	936,405	2,787,830

(Continued)

33

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	GIG	GIG3	NVIE6	NVNMO1	NVNMO2	NVNSR1	NVNSR2	NVCRA2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(355)	(252,352)	(292,530)	(702,084)	(260,134)	(20,944)	(2,126,556)	(193,627)
Realized gain (loss) on investments	115	544,057	491,347	831,659	(499,305)	8,321	2,257,314	186,369
Change in unrealized gain (loss) on investments	3,933	2,192,168	2,116,244	2,706,406	1,589,688	184,093	13,137,319	1,631,361
Reinvested capital gains	—	—	—	5,060,113	1,691,067	—	—	1,042,883

Net increase (decrease) in contract owners’ equity resulting from operations	3,693	2,483,873	2,315,061	7,896,094	2,521,316	171,470	13,268,077	2,666,986

Equity transactions:
Purchase payments received from contract owners (note 3)	—	267,089	1,632,587	670,303	3,029,482	194,510	3,742,015	2,028,372
Transfers between funds	—	(527,060)	(1,262,262)	(2,377,342)	(4,526,127)	158,929	(14,874,097)	(78,406)
Redemptions (note 3)	—	(2,743,395)	(1,592,942)	(7,638,174)	(854,592)	(298,239)	(17,312,986)	(1,131,657)
Annuity benefits	—	(5,368)	—	(24,736)	—	—	(2,142)	—
Contract maintenance charges (note 2)	(19)	(8,892)	(82,063)	(29,185)	(117,345)	(862)	(530,894)	(2,870)
Contingent deferred sales charges (note 2)	—	(2,141)	(24,064)	(6,337)	(9,706)	(1,393)	(99,632)	(9,477)
Adjustments to maintain reserves	(2)	158	(322)	(151)	(288)	(44)	(394)	(194)

Net equity transactions	(21)	(3,019,609)	(1,329,066)	(9,405,622)	(2,478,576)	52,901	(29,078,130)	805,768

Net change in contract owners’ equity	3,672	(535,736)	985,995	(1,509,528)	42,740	224,371	(15,810,053)	3,472,754
Contract owners’ equity beginning of period	35,746	25,375,025	24,130,603	72,695,987	23,656,246	2,108,691	174,956,881	22,508,074

Contract owners’ equity end of period	$39,418	24,839,289	25,116,598	71,186,459	23,698,986	2,333,062	159,146,828	25,980,828

CHANGES IN UNITS:
Beginning units	3,386	1,510,544	3,528,777	9,418,341	3,122,319	227,602	19,248,367	2,675,730
Units purchased	—	30,410	497,044	137,673	557,124	57,135	2,119,335	347,282
Units redeemed	(2)	(199,877)	(684,917)	(1,285,276)	(868,527)	(52,419)	(5,184,696)	(257,792)

Ending units	3,384	1,341,077	3,340,904	8,270,738	2,810,916	232,318	16,183,006	2,765,220

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	NVCRB2	NVCCA2	NVCCN2	NVCMD2	NVCMA2	NVCMC2	NVCBD1	NVCBD2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(13,049,785)	(18,381,546)	(6,437,380)	(16,923,736)	(3,030,252)	(5,645,889)	(23,819)	(1,461,060)
Realized gain (loss) on investments	283,354	83,819	6,835,270	314,448	705,205	527,359	37,742	2,485,710
Change in unrealized gain (loss) on investments	99,938,608	192,171,546	21,931,681	156,611,602	28,628,580	35,524,423	125,484	4,471,371
Reinvested capital gains	18,208,571	33,278,540	9,671,320	33,776,138	9,486,110	12,080,603	20,878	791,448

Net increase (decrease) in contract owners’ equity resulting from operations	105,380,748	207,152,359	32,000,891	173,778,452	35,789,643	42,486,496	160,285	6,287,469

Equity transactions:
Purchase payments received from contract owners (note 3)	219,645,679	255,972,371	101,071,486	241,747,737	8,126,372	108,770,057	119,469	4,124,382
Transfers between funds	(5,767,201)	(2,856,817)	9,781,227	(10,846,853)	(1,421,396)	9,905,150	699,974	1,797,037
Redemptions (note 3)	(61,842,524)	(38,777,273)	(25,454,879)	(59,261,650)	(13,090,368)	(21,426,877)	(509,626)	(17,766,329)
Annuity benefits	—	—	—	—	—	—	—	(1,662)
Contract maintenance charges (note 2)	(7,867,827)	(15,882,782)	(4,032,868)	(13,663,034)	(1,493,284)	(3,787,808)	(787)	(367,637)
Contingent deferred sales charges (note 2)	(700,307)	(784,735)	(521,490)	(1,112,616)	(122,678)	(386,142)	(553)	(74,048)
Adjustments to maintain reserves	(845)	62	(498)	(870)	(328)	(484)	(42)	(384)

Net equity transactions	143,466,975	197,670,826	80,842,978	156,862,714	(8,001,682)	93,073,896	308,435	(12,288,641)

Net change in contract owners’ equity	248,847,723	404,823,185	112,843,869	330,641,166	27,787,961	135,560,392	468,720	(6,001,172)
Contract owners’ equity beginning of period	1,259,936,055	1,993,782,374	581,434,652	1,863,452,955	343,084,881	556,682,830	2,763,344	127,561,730

Contract owners’ equity end of period	$1,508,783,778	2,398,605,559	694,278,521	2,194,094,121	370,872,842	692,243,222	3,232,064	121,560,558

CHANGES IN UNITS:
Beginning units	128,328,881	215,720,584	54,984,947	194,824,445	38,634,829	54,955,819	235,110	11,130,478
Units purchased	27,820,970	32,355,811	18,960,032	29,686,785	1,717,928	13,729,474	130,634	2,910,701
Units redeemed	(14,133,168)	(12,181,300)	(11,556,001)	(14,066,630)	(2,556,754)	(4,899,612)	(104,897)	(3,967,653)

Ending units	142,016,683	235,895,095	62,388,978	210,444,600	37,796,003	63,785,681	260,847	10,073,526

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	NVLCP2	TRF	TRF2	GBF	CAF	CAF2	GVIX8	GVIDA
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(462,016)	(1,151,239)	(1,948,714)	(4,031,496)	(335,446)	(195,468)	(190,895)	(3,473,037)
Realized gain (loss) on investments	497,748	(124,962)	1,105,122	3,015,898	1,953,652	161,768	671,086	(16,374,336)
Change in unrealized gain (loss) on investments	1,448,925	14,856,039	17,576,667	(3,491,318)	3,044,330	1,993,321	1,172,658	47,722,255
Reinvested capital gains	883,698	—	—	12,510,903	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	2,368,355	13,579,838	16,733,075	8,003,987	4,662,536	1,959,621	1,652,849	27,874,882

Equity transactions:
Purchase payments received from contract owners (note 3)	5,086,586	916,716	2,524,027	10,982,925	605,993	6,676,903	1,281,461	3,643,339
Transfers between funds	1,718,222	(1,987,230)	(12,084,103)	3,842,189	172,376	3,651,286	(2,573,847)	(10,879,827)
Redemptions (note 3)	(2,644,383)	(12,797,514)	(17,672,905)	(45,021,140)	(3,462,621)	(283,328)	(676,975)	(47,500,958)
Annuity benefits	—	(42,262)	(1,484)	(15,743)	(20,895)	—	—	(15,349)
Contract maintenance charges (note 2)	(179,468)	(71,274)	(436,389)	(779,585)	(22,994)	(55,137)	(52,149)	(38,418)
Contingent deferred sales charges (note 2)	(27,135)	(8,308)	(104,253)	(199,503)	(2,364)	(3,481)	(3,566)	(134,524)
Adjustments to maintain reserves	(292)	(40,219)	(353)	997	1,583	(213)	(293)	(91,994)

Net equity transactions	3,953,530	(14,030,091)	(27,775,460)	(31,189,860)	(2,728,922)	9,986,030	(2,025,369)	(55,017,731)

Net change in contract owners’ equity	6,321,885	(450,253)	(11,042,385)	(23,185,873)	1,933,614	11,945,651	(372,520)	(27,142,849)
Contract owners’ equity beginning of period	40,774,802	123,961,912	167,516,909	407,181,059	31,815,129	10,266,928	19,050,533	264,292,741

Contract owners’ equity end of period	$47,096,687	123,511,659	156,474,524	383,995,186	33,748,743	22,212,579	18,678,013	237,149,892

CHANGES IN UNITS:
Beginning units	3,256,827	2,459,013	12,416,055	25,298,375	1,730,666	1,133,015	2,533,356	16,836,607
Units purchased	1,158,821	17,785	1,075,058	6,237,617	96,862	1,323,090	454,275	2,174,410
Units redeemed	(841,429)	(296,133)	(3,057,614)	(8,132,466)	(230,732)	(317,370)	(704,607)	(5,479,074)

Ending units	3,574,219	2,180,665	10,433,499	23,403,526	1,596,796	2,138,735	2,283,024	13,531,943

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	NVDBL2	NVDCA2	GVIDC	GVIDM	GVDMA	GVDMC	MCIF	SAM
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(6,500,742)	(11,939,620)	(6,578,607)	(29,268,073)	(15,652,547)	(9,654,553)	(1,060,509)	(7,167,117)
Realized gain (loss) on investments	707,001	5,148,837	(5,358)	(353,228)	(18,155,882)	142,896	530,413	—
Change in unrealized gain (loss) on investments	36,475,170	82,071,208	17,739,756	215,420,590	153,339,593	50,049,479	5,316,057	—
Reinvested capital gains	6,606,231	13,157,136	8,323,406	—	—	3,269,186	6,960,670	—

Net increase (decrease) in contract owners’ equity resulting from operations	37,287,660	88,437,561	19,479,197	185,799,289	119,531,164	43,807,008	11,746,631	(7,167,117)

Equity transactions:
Purchase payments received from contract owners (note 3)	150,262,418	186,483,061	104,348,384	173,531,769	11,371,985	81,567,265	6,249,287	191,851,107
Transfers between funds	14,094,772	5,493,649	23,040,166	(12,939,165)	(25,729,600)	799,767	(4,866,873)	85,057,367
Redemptions (note 3)	(22,737,157)	(16,226,421)	(39,527,887)	(224,003,889)	(128,829,716)	(87,547,787)	(8,833,892)	(263,478,451)
Annuity benefits	—	—	(8,721)	(84,517)	—	(95,302)	(8,233)	(64,238)
Contract maintenance charges (note 2)	(3,361,038)	(7,658,773)	(3,169,838)	(9,643,403)	(3,229,735)	(2,919,861)	(195,227)	(916,249)
Contingent deferred sales charges (note 2)	(347,482)	(431,847)	(532,145)	(1,237,985)	(635,711)	(424,883)	(41,011)	(613,343)
Adjustments to maintain reserves	(583)	(538)	(30,641)	(38,203)	(87,212)	(34,254)	(1,131)	10,334

Net equity transactions	137,910,930	167,659,131	84,119,318	(74,415,393)	(147,139,989)	(8,655,055)	(7,697,080)	11,846,527

Net change in contract owners’ equity	175,198,590	256,096,692	103,598,515	111,383,896	(27,608,825)	35,151,953	4,049,551	4,679,410
Contract owners’ equity beginning of period	489,089,921	906,298,809	518,575,478	2,362,793,548	1,253,194,315	756,335,353	98,415,415	654,554,435

Contract owners’ equity end of period	$664,288,511	1,162,395,501	622,173,993	2,474,177,444	1,225,585,490	791,487,306	102,464,966	659,233,845

CHANGES IN UNITS:
Beginning units	39,506,703	69,667,022	40,657,415	163,597,374	80,738,644	55,287,171	5,247,331	52,755,926
Units purchased	15,561,498	17,407,167	14,726,784	23,244,609	4,596,332	12,735,573	704,305	64,398,999
Units redeemed	(4,909,299)	(5,162,303)	(8,215,780)	(27,765,641)	(13,664,010)	(13,439,655)	(1,074,450)	(62,733,294)

Ending units	50,158,902	81,911,886	47,168,419	159,076,342	71,670,966	54,583,089	4,877,186	54,421,631

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	NVMIG3	NVMIG6	GVDIV2	GVDIV3	GVDIV6	NVMLG1	NVMLG2	NVMLV1
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(335,521)	(2,103,114)	(6,028)	(53,297)	(663,180)	(101,701)	(1,439,131)	(32,460)
Realized gain (loss) on investments	717,293	(824,679)	(75,423)	(1,592,660)	(1,468,340)	343,314	8,367,260	(6,017)
Change in unrealized gain (loss) on investments	2,935,225	18,817,294	121,467	1,996,014	5,403,091	1,100,492	8,273,020	456,301
Reinvested capital gains	—	—	—	—	—	241,936	2,775,096	—

Net increase (decrease) in contract owners’ equity resulting from operations	3,316,997	15,889,501	40,016	350,057	3,271,571	1,584,041	17,976,245	417,824

Equity transactions:
Purchase payments received from contract owners (note 3)	331,193	3,053,491	—	74,758	3,315,295	175,137	4,607,844	133,723
Transfers between funds	(414,570)	(4,010,190)	(9,598)	(326,945)	1,273,982	148,235	(10,689,760)	(162,201)
Redemptions (note 3)	(3,448,369)	(16,150,315)	(95,552)	(638,545)	(2,742,851)	(1,708,592)	(11,931,502)	(539,002)
Annuity benefits	(1,078)	(397)	—		(533)	(1,259)	(7,223)	—
Contract maintenance charges (note 2)	(12,967)	(514,842)	(57)	(1,722)	(247,793)	(4,363)	(265,730)	(1,247)
Contingent deferred sales charges (note 2)	(6,907)	(105,958)	(53)	(1,172)	(34,099)	(4,123)	(74,806)	(2,101)
Adjustments to maintain reserves	(90)	(485)	(56)	(73)	(469)	100	(12,797)	(60)

Net equity transactions	(3,552,788)	(17,728,696)	(105,316)	(893,699)	1,563,532	(1,394,865)	(18,373,974)	(570,888)

Net change in contract owners’ equity	(235,791)	(1,839,195)	(65,300)	(543,642)	4,835,103	189,176	(397,729)	(153,064)
Contract owners’ equity beginning of period	33,825,091	166,931,769	559,837	5,441,335	52,397,141	9,767,057	113,541,164	3,307,487

Contract owners’ equity end of period	$33,589,300	165,092,574	494,537	4,897,693	57,232,244	9,956,233	113,143,435	3,154,423

CHANGES IN UNITS:
Beginning units	4,100,818	20,747,296	44,925	415,870	5,935,093	1,104,279	13,148,749	341,497
Units purchased	72,833	1,929,503	425	47,243	1,238,623	173,004	1,729,364	24,005
Units redeemed	(479,451)	(4,023,768)	(8,273)	(113,547)	(1,093,857)	(313,914)	(3,636,057)	(77,981)

Ending units	3,694,200	18,653,031	37,077	349,566	6,079,859	963,369	11,242,056	287,521

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	NVMLV2	NVMMG1	NVMMG2	NVMMV2	SCGF	SCGF2	SCVF	SCVF2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(530,459)	(1,824,909)	(1,617,443)	(2,662,384)	(60,522)	(243,551)	(306,062)	(251,877)
Realized gain (loss) on investments	600,274	7,110,401	10,811,510	8,476,597	583,593	849,796	(462,664)	1,680,310
Change in unrealized gain (loss) on investments	5,184,910	2,055,548	(3,902,739)	(3,390,341)	409,131	2,343,083	5,374,566	1,639,064
Reinvested capital gains	—	16,720,810	11,722,621	25,062,241	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	5,254,725	24,061,850	17,013,949	27,486,113	932,202	2,949,328	4,605,840	3,067,497

Equity transactions:
Purchase payments received from contract owners (note 3)	4,278,273	1,234,631	3,490,935	3,061,402	129,929	1,413,713	422,405	1,273,206
Transfers between funds	1,733,688	(2,307,225)	(10,975,375)	(12,417,857)	(604,724)	(3,383,300)	(168,403)	(2,387,222)
Redemptions (note 3)	(3,738,497)	(17,549,610)	(12,486,988)	(24,677,137)	(626,427)	(1,863,686)	(3,523,079)	(1,818,618)
Annuity benefits	—	(14,167)	(1,415)	(376)	(1,557)	(773)	(6,149)	—
Contract maintenance charges (note 2)	(129,730)	(88,514)	(362,306)	(388,749)	(2,064)	(31,510)	(11,479)	(34,610)
Contingent deferred sales charges (note 2)	(23,796)	(9,934)	(82,820)	(78,704)	(1,884)	(37,724)	(2,781)	(9,661)
Adjustments to maintain reserves	(4,780)	1,988	(594)	(645)	(112)	(807)	748	(34,471)

Net equity transactions	2,115,158	(18,732,831)	(20,418,563)	(34,502,066)	(1,106,839)	(3,904,087)	(3,288,738)	(3,011,376)

Net change in contract owners’ equity	7,369,883	5,329,019	(3,404,614)	(7,015,953)	(174,637)	(954,759)	1,317,102	56,121
Contract owners’ equity beginning of period	41,597,008	175,618,967	128,019,368	265,166,289	6,284,822	21,201,023	31,138,365	22,008,886

Contract owners’ equity end of period	$48,966,891	180,947,986	124,614,754	258,150,336	6,110,185	20,246,264	32,455,467	22,065,007

CHANGES IN UNITS:
Beginning units	5,145,247	18,999,885	14,187,931	27,202,766	954,853	1,534,116	1,530,375	1,135,796
Units purchased	1,279,086	215,580	1,586,017	1,076,194	155,607	402,510	111,994	166,630
Units redeemed	(1,045,625)	(2,042,229)	(3,626,603)	(4,426,889)	(306,932)	(663,212)	(258,025)	(307,281)

Ending units	5,378,708	17,173,236	12,147,345	23,852,071	803,528	1,273,414	1,384,344	995,145

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	SCF	SCF2	MSBF	NVSTB2	NVOLG1	NVOLG2	NVTIV3	EIF2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(732,411)	(462,142)	(725,698)	(839,397)	(3,344,474)	(2,702,635)	(2,703,983)	(1,522,177)
Realized gain (loss) on investments	(2,143,734)	(678,290)	(599,347)	203,617	3,665,509	2,903,643	(221,933)	3,942,941
Change in unrealized gain (loss) on investments	11,575,862	6,082,246	14,252,727	2,083,569	56,265,428	38,266,929	19,803,412	14,634,409
Reinvested capital gains	—	—	—	—	—	—	3,970,267	—

Net increase (decrease) in contract owners’ equity resulting from operations	8,699,717	4,941,814	12,927,682	1,447,789	56,586,463	38,467,937	20,847,763	17,055,173

Equity transactions:
Purchase payments received from contract owners (note 3)	714,225	1,330,423	13,432,983	8,391,077	3,342,528	4,481,009	12,125,847	7,205,559
Transfers between funds	(1,412,639)	(1,379,739)	8,892,856	2,478,763	(8,732,812)	(9,075,943)	1,901,646	(9,215,132)
Redemptions (note 3)	(6,832,755)	(3,409,000)	(8,688,535)	(5,774,447)	(35,756,825)	(25,027,305)	(17,007,588)	(8,703,431)
Annuity benefits	(8,364)	(6,346)	(815)	(13,291)	(71,064)	(39,618)	(1,544)	(6,430)
Contract maintenance charges (note 2)	(28,461)	(58,340)	(644,132)	(244,289)	(136,355)	(166,987)	(1,000,853)	(488,088)
Contingent deferred sales charges (note 2)	(7,158)	(14,867)	(79,195)	(35,531)	(40,446)	(126,335)	(127,801)	(65,374)
Adjustments to maintain reserves	(7,605)	(18,381)	(646)	(655)	3,045	(2,254)	(354)	(803)

Net equity transactions	(7,582,757)	(3,556,250)	12,912,516	4,801,627	(41,391,929)	(29,957,433)	(4,110,647)	(11,273,699)

Net change in contract owners’ equity	1,116,960	1,385,564	25,840,198	6,249,416	15,194,534	8,510,504	16,737,116	5,781,474
Contract owners’ equity beginning of period	71,658,581	41,518,940	138,362,303	69,545,479	329,836,348	229,733,564	222,458,599	128,293,126

Contract owners’ equity end of period	$72,775,541	42,904,504	164,202,501	75,794,895	345,030,882	238,244,068	239,195,715	134,074,600

CHANGES IN UNITS:
Beginning units	2,073,053	2,180,295	9,793,974	6,676,235	24,571,339	17,340,176	19,166,748	8,681,768
Units purchased	28,390	191,923	3,068,264	2,332,340	465,286	1,352,429	2,868,488	852,853
Units redeemed	(230,789)	(364,407)	(2,226,719)	(1,876,728)	(3,226,281)	(3,389,899)	(3,195,087)	(1,578,248)

Ending units	1,870,654	2,007,811	10,635,519	7,131,847	21,810,344	15,302,706	18,840,149	7,956,373

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	DGI	FCA2S	FQB	FQBS	FC2	FEIP	FVSS2	FHIP
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(11,748)	(13,304)	342,523	1,118,529	—	(3,332,501)	(103,790)	(503,759)
Realized gain (loss) on investments	207,991	(30,606)	68,100	177,107	560	4,912,747	(433,200)	(809,779)
Change in unrealized gain (loss) on investments	1,710,973	100,929	371,116	1,420,354	16	37,311,216	2,148,710	6,435,606
Reinvested capital gains	—	90,844	—	—	—	8,445,694	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	1,907,216	147,863	781,739	2,715,990	576	47,337,156	1,611,720	5,122,068

Equity transactions:
Purchase payments received from contract owners (note 3)	120,028	5,441	144,531	305,785	(53,982)	3,176,690	98,597	(342)
Transfers between funds	(121,340)	(28,962)	409,177	(89,045)	53,119	(3,206,275)	(128,049)	(710,694)
Redemptions (note 3)	(1,247,471)	(311,926)	(1,175,294)	(5,500,387)	802	(34,254,849)	(1,627,169)	(5,520,944)
Annuity benefits	(823)	—	—	—	—	(126,596)	(1,692)	(5,865)
Contract maintenance charges (note 2)	(6,495)	(204)	(3,142)	(9,677)	51	(134,465)	(1,297)	(21,624)
Contingent deferred sales charges (note 2)	(1,016)	(34)	(843)	(12,944)	10	(18,430)	(3,416)	(1,084)
Adjustments to maintain reserves	(40)	(60)	(91)	(328)	(576)	6,472	(1,092)	(4,883)

Net equity transactions	(1,257,157)	(335,745)	(625,662)	(5,306,596)	(576)	(34,557,453)	(1,664,118)	(6,265,436)

Net change in contract owners’ equity	650,059	(187,882)	156,077	(2,590,606)	—	12,779,703	(52,398)	(1,143,368)
Contract owners’ equity beginning of period	12,742,413	1,615,658	11,050,770	41,686,179	—	327,558,733	9,070,473	53,185,035

Contract owners’ equity end of period	$13,392,472	1,427,776	11,206,847	39,095,573	—	340,338,436	9,018,075	52,041,667

CHANGES IN UNITS:
Beginning units	981,613	119,610	780,758	3,296,763	—	8,145,845	490,823	1,920,320
Units purchased	32,804	1,193	76,366	317,164	(1,894)	139,085	61,247	(31)
Units redeemed	(121,796)	(24,254)	(118,768)	(726,073)	1,894	(955,618)	(144,335)	(212,476)

Ending units	892,621	96,549	738,356	2,887,854	—	7,329,312	407,735	1,707,813

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	FAMP	FCP	FNRS2	FEI2	FF10S	FF10S2	FF20S	FF20S2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(1,428,707)	—	(932,867)	(1,935,506)	(54,011)	(1,385,556)	(96,913)	(4,380,419)
Realized gain (loss) on investments	1,517,265	50	(4,362,956)	(3,469,783)	123,227	(331,960)	140,692	(262,340)
Change in unrealized gain (loss) on investments	13,330,237	—	9,398,677	24,389,835	383,716	11,518,407	919,335	40,567,703
Reinvested capital gains	—	—	—	4,126,627	28,425	603,207	37,945	1,417,914

Net increase (decrease) in contract owners’ equity resulting from operations	13,418,795	50	4,102,854	23,111,173	481,357	10,404,098	1,001,059	37,342,858

Equity transactions:
Purchase payments received from contract owners (note 3)	1,161,961	688	5,994,742	16,467,009	41,298	18,326,802	209,323	51,956,496
Transfers between funds	(1,465,036)	(1,305)	(5,901,836)	(7,826,802)	268,778	4,257,951	271,934	3,808,825
Redemptions (note 3)	(13,980,812)	—	(7,084,276)	(12,889,141)	(589,951)	(6,996,999)	(977,048)	(13,140,016)
Annuity benefits	(13,679)	—	(4,520)	(1,589)	(6,845)	—	—	—
Contract maintenance charges (note 2)	(66,441)	618	(11,023)	(465,877)	(1,612)	(617,120)	(3,288)	(2,395,596)
Contingent deferred sales charges (note 2)	(4,141)	—	(80,224)	(85,779)	(917)	(81,805)	(2,613)	(158,344)
Adjustments to maintain reserves	3,426	(51)	(682)	(6,479)	1,307	(331)	(64)	(436)

Net equity transactions	(14,364,722)	(50)	(7,087,819)	(4,808,658)	(287,942)	14,888,498	(501,756)	40,070,929

Net change in contract owners’ equity	(945,927)	—	(2,984,965)	18,302,515	193,415	25,292,596	499,303	77,413,787
Contract owners’ equity beginning of period	142,849,462	—	82,210,476	160,434,147	5,314,349	109,039,045	9,615,738	344,893,609

Contract owners’ equity end of period	$141,903,535	—	79,225,511	178,736,662	5,507,764	134,331,641	10,115,041	422,307,396

CHANGES IN UNITS:
Beginning units	4,443,665	—	5,296,112	10,951,320	470,396	9,073,579	901,996	28,669,879
Units purchased	47,104	13	1,091,465	1,909,050	68,172	2,221,905	83,349	5,212,603
Units redeemed	(475,923)	(13)	(1,528,010)	(2,218,639)	(92,330)	(1,063,438)	(127,514)	(2,079,296)

Ending units	4,014,846	—	4,859,567	10,641,731	446,238	10,232,046	857,831	31,803,186

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	FF30S	FF30S2	FGOP	FGP	FG2	FHIPR	FIGBS	FIGBP2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(75,687)	(333,866)	—	(3,407,991)	(1,153,865)	(223,148)	(269,780)	(5,115,781)
Realized gain (loss) on investments	(71,033)	(798,513)	—	4,076,464	(90,546)	(33,021)	533,608	2,249,783
Change in unrealized gain (loss) on investments	1,003,350	3,993,615	—	52,657,889	15,985,593	2,466,448	697,452	16,107,054
Reinvested capital gains	20,418	68,601	—	—	—	—	198,417	3,004,681

Net increase (decrease) in contract owners’ equity resulting from operations	877,048	2,929,837	—	53,326,362	14,741,182	2,210,279	1,159,697	16,245,737

Equity transactions:
Purchase payments received from contract owners (note 3)	434,796	2,961,303	(9)	3,851,595	14,046,424	923,192	437,284	21,006,383
Transfers between funds	447,200	(268,466)	(123)	(5,519,032)	(7,307,391)	2,838,641	393,481	15,007,010
Redemptions (note 3)	(540,831)	(1,398,225)	—	(36,089,321)	(8,044,828)	(2,433,940)	(2,831,940)	(42,011,769)
Annuity benefits	—	—	—	(56,650)	(1,611)	—	(3,598)	(8,168)
Contract maintenance charges (note 2)	(3,771)	(4,056)	132	(177,244)	(285,768)	(4,757)	(5,700)	(1,329,983)
Contingent deferred sales charges (note 2)	(4,348)	(16,565)	—	(27,333)	(105,821)	(2,944)	(2,371)	(228,248)
Adjustments to maintain reserves	(70)	(295)	—	4,072	(477)	(93)	(67)	(434)

Net equity transactions	332,976	1,273,696	—	(38,013,913)	(1,699,472)	1,320,099	(2,012,911)	(7,565,209)

Net change in contract owners’ equity	1,210,024	4,203,533	—	15,312,449	13,041,710	3,530,378	(853,214)	8,680,528
Contract owners’ equity beginning of period	6,953,362	23,919,498	—	328,397,293	89,168,898	22,040,608	27,791,661	394,783,413

Contract owners’ equity end of period	$8,163,386	28,123,031	—	343,709,742	102,210,608	25,570,986	26,938,447	403,463,941

CHANGES IN UNITS:
Beginning units	688,670	2,066,391	—	6,680,291	6,092,294	1,853,305	2,042,324	29,688,055
Units purchased	112,876	444,101	5	116,105	1,893,964	788,811	259,249	7,253,324
Units redeemed	(82,233)	(343,624)	(5)	(823,566)	(1,945,259)	(690,002)	(404,714)	(7,873,151)

Ending units	719,313	2,166,868	—	5,972,830	6,040,999	1,952,114	1,896,859	29,068,228

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	FMCS	FMC2	FOP	FOPR	FO2	FO2R	FVSS	FTVIS2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(243,076)	(2,869,897)	(506,874)	(235,079)	(24,892)	(673,466)	(61,678)	7,405,726
Realized gain (loss) on investments	1,523,482	(516,829)	406,041	(1,182,333)	(37,993)	(3,637,238)	475,539	(2,154,652)
Change in unrealized gain (loss) on investments	1,314,068	28,514,270	6,268,501	4,273,957	354,395	11,004,863	649,198	6,981,027
Reinvested capital gains	4,903	48,504	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	2,599,377	25,176,048	6,167,668	2,856,545	291,510	6,694,159	1,063,059	12,232,101

Equity transactions:
Purchase payments received from contract owners (note 3)	591,772	17,846,459	(27)	947,300	—	5,084,642	100,267	12,917,294
Transfers between funds	(1,768,130)	(10,537,981)	(867,041)	(554,565)	(7,067)	(233,840)	108,918	4,394,307
Redemptions (note 3)	(2,826,738)	(18,250,884)	(4,680,405)	(2,617,379)	(378,186)	(3,445,237)	(657,098)	(12,725,600)
Annuity benefits	(4,015)	(11,703)	(4,645)	(1,164)	—	(479)	—	(24,838)
Contract maintenance charges (note 2)	(7,212)	(683,108)	(25,025)	(7,064)	(232)	(178,515)	(2,027)	(11,265)
Contingent deferred sales charges (note 2)	(4,575)	(147,476)	(577)	(3,177)	(50)	(27,001)	(420)	(79,311)
Adjustments to maintain reserves	(576)	(10,737)	424	55	10	(644)	(67)	(511)

Net equity transactions	(4,019,474)	(11,795,430)	(5,577,296)	(2,235,994)	(385,525)	1,198,926	(450,427)	4,470,076

Net change in contract owners’ equity	(1,420,097)	13,380,618	590,372	620,551	(94,015)	7,893,085	612,632	16,702,177
Contract owners’ equity beginning of period	24,925,334	233,235,701	49,649,942	22,952,788	2,423,876	53,055,648	5,721,382	131,123,063

Contract owners’ equity end of period	$23,505,237	246,616,319	50,240,314	23,573,339	2,329,861	60,948,733	6,334,014	147,825,240

CHANGES IN UNITS:
Beginning units	2,401,588	10,141,828	2,365,334	1,866,140	149,602	4,998,098	432,099	11,167,150
Units purchased	192,143	1,563,576	3	93,689	966	1,070,851	57,145	2,217,450
Units redeemed	(556,968)	(2,014,948)	(244,210)	(260,492)	(23,061)	(958,166)	(87,718)	(1,853,996)

Ending units	2,036,763	9,690,456	2,121,127	1,699,337	127,507	5,110,783	401,526	11,530,604

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	FTVRD2	FTVSV2	FTVDM3	TIF2	TIF3	FTVGI3	FTVFA2	AMTB
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$249,883	(617,200)	72,656	62,313	1,254,025	5,995,459	372,232	(2,122,567)
Realized gain (loss) on investments	1,649,986	12,774,812	(476,777)	14,483	1,229,877	460,074	272,425	(4,879,953)
Change in unrealized gain (loss) on investments	2,683,195	(1,261,381)	1,935,338	203,577	3,393,416	3,456,503	1,668,150	12,148,779
Reinvested capital gains	—	—	—	—	—	182,992	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	4,583,064	10,896,231	1,531,217	280,373	5,877,318	10,095,028	2,312,807	5,146,259

Equity transactions:
Purchase payments received from contract owners (note 3)	246,043	5,817,801	181,094	15	636,764	8,376,254	3,347,776	5,671,959
Transfers between funds	(1,147,315)	(16,529,510)	1,393,289	(71,026)	(171,052)	2,062,248	683,319	4,402,366
Redemptions (note 3)	(7,939,711)	(13,493,072)	(2,369,250)	(420,280)	(5,797,415)	(10,221,904)	(1,016,404)	(22,274,240)
Annuity benefits	(9,544)	(1,986)	—	—	(1,032)	(24,222)	—	(14,943)
Contract maintenance charges (note 2)	(5,218)	(341,691)	(2,994)	(165)	(146,369)	(9,117)	(1,468)	(450,187)
Contingent deferred sales charges (note 2)	(18,092)	(92,628)	(9,289)	(155)	(31,947)	(54,735)	(11,793)	(79,601)
Adjustments to maintain reserves	(639)	(1,106)	(323)	(49)	(627)	(1,240)	(226)	(1,340)

Net equity transactions	(8,874,476)	(24,642,192)	(807,473)	(491,660)	(5,511,678)	127,284	3,001,204	(12,745,986)

Net change in contract owners’ equity	(4,291,412)	(13,745,961)	723,744	(211,287)	365,640	10,222,312	5,314,011	(7,599,727)
Contract owners’ equity beginning of period	60,344,570	149,938,988	26,345,988	3,474,765	70,448,463	106,737,652	21,662,279	171,395,888

Contract owners’ equity end of period	$56,053,158	136,193,027	27,069,732	3,263,478	70,814,103	116,959,964	26,976,290	163,796,161

CHANGES IN UNITS:
Beginning units	3,637,623	7,354,175	1,718,984	196,259	5,613,198	6,648,136	2,438,014	15,352,684
Units purchased	408,967	914,575	263,004	408	441,431	1,168,671	552,756	3,284,379
Units redeemed	(931,025)	(2,078,114)	(318,532)	(26,905)	(861,520)	(1,153,711)	(234,948)	(4,493,072)

Ending units	3,115,565	6,190,636	1,663,456	169,762	5,193,109	6,663,096	2,755,822	14,143,991

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	AMTG	AMGP	AMINS	AMTP	AMRS	AMFAS	AMSRS	OVMS
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(138)	—	(1)	(157)	(1)	(44,717)	(294,558)	133,274
Realized gain (loss) on investments	169	—	(352)	455	—	34,152	(459,409)	(1,711,759)
Change in unrealized gain (loss) on investments	1,399	—	9	1,669	—	513,464	2,834,099	5,225,742
Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	1,430	—	(344)	1,967	(1)	502,899	2,080,132	3,647,257

Equity transactions:
Purchase payments received from contract owners (note 3)	(94)	—	1,331	(113)	1	15,375	242,943	395,119
Transfers between funds	(45)	—	3,190	(233)	—	(549,098)	(2,255,822)	(765,100)
Redemptions (note 3)	1	—	4	1	—	(424,426)	(2,081,283)	(5,356,617)
Annuity benefits	(1,891)	—	—	(1,733)	—	—	(11,763)	(4,452)
Contract maintenance charges (note 2)	137	—	(63)	234	—	(1,016)	(7,255)	(17,740)
Contingent deferred sales charges (note 2)	—	—	—	—	—	(1,602)	(11,064)	(3,413)
Adjustments to maintain reserves	1,100	—	4	(5,394)	—	(97)	(175)	(361)

Net equity transactions	(792)	—	4,466	(7,238)	1	(960,864)	(4,124,419)	(5,752,564)

Net change in contract owners’ equity	638	—	4,122	(5,271)	—	(457,965)	(2,044,287)	(2,105,307)
Contract owners’ equity beginning of period	12,930	—	—	17,206	—	4,222,440	27,587,567	40,877,855

Contract owners’ equity end of period	$13,568	—	4,122	11,935	—	3,764,475	25,543,280	38,772,548

CHANGES IN UNITS:
Beginning units	5	—	—	—	—	335,319	1,804,517	1,737,854
Units purchased	(17)	3	(1,482)	3	—	69,748	87,243	27,773
Units redeemed	17	(3)	1,835	(3)	—	(139,014)	(345,573)	(263,569)

Ending units	5	—	353	—	—	266,053	1,546,187	1,502,058

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	OVCAFS	OVGR	OVB	OVGS3	OVGS4	OVGS	OVGSS	OVHI3
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$—	—	1,350,012	576,833	520,748	1,192,122	62,168	49,128
Realized gain (loss) on investments	—	—	(2,225,463)	235,737	(1,571,698)	5,580,498	109,424	(10,119)
Change in unrealized gain (loss) on investments	—	—	3,567,350	4,875,745	7,614,777	4,803,118	634,745	18,246
Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	—	—	2,691,899	5,688,315	6,563,827	11,575,738	806,337	57,255

Equity transactions:
Purchase payments received from contract owners (note 3)	(192)	374	451,262	1,412,613	3,047,329	649	(9,656)	57,076
Transfers between funds	6,695	(620)	(385,176)	(1,181,221)	(2,351,059)	(2,396,645)	(129,581)	138,957
Redemptions (note 3)	(6,503)	29	(4,472,408)	(5,834,926)	(6,459,013)	(9,492,156)	(848,786)	(117,105)
Annuity benefits	—	—	(5,257)	(7,151)	(9,959)	(13,462)	—	—
Contract maintenance charges (note 2)	—	217	(13,201)	(15,479)	(5,813)	(36,402)	(561)	(210)
Contingent deferred sales charges (note 2)	—	1	(3,875)	(14,612)	(58,946)	(1,650)	(779)	(83)
Adjustments to maintain reserves	—	(1)	2,547	(126)	(787)	3,314	(112)	(28)

Net equity transactions	—	—	(4,426,108)	(5,640,902)	(5,838,248)	(11,936,352)	(989,475)	78,607

Net change in contract owners’ equity	—	—	(1,734,209)	47,413	725,579	(360,614)	(183,138)	135,862
Contract owners’ equity beginning of period	—	—	36,128,352	49,952,032	60,672,239	102,385,540	7,361,088	482,217

Contract owners’ equity end of period	$—	—	34,394,143	49,999,445	61,397,818	102,024,926	7,177,950	618,079

CHANGES IN UNITS:
Beginning units	—	—	2,055,734	2,572,768	4,665,467	2,816,110	368,092	175,763
Units purchased	1	27	77,437	129,064	587,763	21	4,511	112,074
Units redeemed	(1)	(27)	(318,525)	(398,838)	(1,022,299)	(307,163)	(51,199)	(84,685)

Ending units	—	—	1,814,646	2,302,994	4,230,931	2,508,968	321,404	203,152

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	OVHI4	OVHI	OVHIS	OVGI	OVGIS	OVSC	OVSCS	OVAG
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$481,492	1,656	206,396	(41)	(1,338,161)	(18,909)	(453,557)	(106,481)
Realized gain (loss) on investments	6,601	(19,762)	(1,216,696)	193,416	(2,085,698)	288,169	3,003,299	77,073
Change in unrealized gain (loss) on investments	175,172	20,347	1,272,144	1,605,393	35,521,507	221,878	3,442,207	1,775,823
Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	663,265	2,241	261,844	1,798,768	32,097,648	491,138	5,991,949	1,746,415

Equity transactions:
Purchase payments received from contract owners (note 3)	132,804	—	2	390,339	7,509,634	103,381	4,871,531	304,993
Transfers between funds	(462,332)	(2,632)	(115,065)	449,022	(16,265,043)	156,184	(2,748,855)	(401,031)
Redemptions (note 3)	(931,306)	(3,472)	(241,889)	(1,853,778)	(21,235,450)	(382,935)	(3,168,067)	(1,303,473)
Annuity benefits	—	—	(96)	(2,960)	(1,299)	(357)	(5,083)	—
Contract maintenance charges (note 2)	(460)	(6)	(342)	(5,561)	(619,627)	(1,115)	(121,278)	(5,321)
Contingent deferred sales charges (note 2)	(594)	—	(645)	(3,602)	(134,332)	(961)	(41,096)	(2,432)
Adjustments to maintain reserves	(187)	(6)	(170)	(622)	(501)	(43)	(16,693)	(45)

Net equity transactions	(1,262,075)	(6,116)	(358,205)	(1,027,162)	(30,746,618)	(125,846)	(1,229,541)	(1,407,309)

Net change in contract owners’ equity	(598,810)	(3,875)	(96,361)	771,606	1,351,030	365,292	4,762,408	339,106
Contract owners’ equity beginning of period	7,156,844	23,296	2,496,497	11,224,428	216,342,816	4,008,007	50,045,477	10,183,980

Contract owners’ equity end of period	$6,558,034	19,421	2,400,136	11,996,034	217,693,846	4,373,299	54,807,885	10,523,086

CHANGES IN UNITS:
Beginning units	2,632,631	7,881	642,234	1,223,602	15,287,929	420,119	2,533,954	1,900,617
Units purchased	754,827	—	20,641	225,275	1,876,325	126,618	553,417	200,252
Units redeemed	(1,213,008)	(1,975)	(108,650)	(323,501)	(3,901,787)	(140,277)	(609,009)	(434,096)

Ending units	2,174,450	5,906	554,225	1,125,376	13,262,467	406,460	2,478,362	1,666,773

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	PMVAAD	PMVFAD	PMVLAD	PMVTRD	PVGIB	PVTIGB	PVTVB	ACEG2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$70,443	806,020	420,689	766,192	17,413	4,054	(19,855)	(36,560)
Realized gain (loss) on investments	158	388,797	810,228	33,571	(272,381)	(18,934)	76,197	(26,459)
Change in unrealized gain (loss) on investments	184,910	223,068	10,510,740	6,953,655	586,459	59,921	257,964	(82,349)
Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	255,511	1,417,885	11,741,657	7,753,418	331,491	45,041	314,306	(145,368)

Equity transactions:
Purchase payments received from contract owners (note 3)	3,184,280	1,950,267	41,016,625	52,493,076	8,562	—	12,137	2,730
Transfers between funds	4,390,044	(1,218,419)	24,808,024	36,583,291	218,302	—	(311,843)	6,054,488
Redemptions (note 3)	(51,999)	(1,480,660)	(21,428,611)	(5,034,820)	(436,863)	(50,732)	(723,263)	(321,264)
Annuity benefits	—	—	(478)	—	—	—	—	—
Contract maintenance charges (note 2)	(18)	(1,316)	(1,183,695)	(317,538)	(419)	(49)	(337)	(898)
Contingent deferred sales charges (note 2)	—	(11,436)	(197,642)	(23,808)	(427)	—	(369)	(1,832)
Adjustments to maintain reserves	—	1,710	21,939	8,234	(107)	(8)	(64)	4,884

Net equity transactions	7,522,307	(759,854)	43,036,162	83,708,435	(210,952)	(50,789)	(1,023,739)	5,738,108

Net change in contract owners’ equity	7,777,818	658,031	54,777,819	91,461,853	120,539	(5,748)	(709,433)	5,592,740
Contract owners’ equity beginning of period	—	22,970,486	260,585,570	65,327,248	2,559,811	366,694	2,914,393	—

Contract owners’ equity end of period	$7,777,818	23,628,517	315,363,389	156,789,101	2,680,350	360,946	2,204,960	5,592,740

CHANGES IN UNITS:
Beginning units	—	1,837,753	23,171,669	6,540,321	212,998	28,337	221,728	—
Units purchased	776,828	387,420	9,413,802	9,969,476	46,386	—	38,359	632,490
Units redeemed	(28,183)	(450,775)	(5,646,682)	(1,879,751)	(63,552)	(3,597)	(110,704)	(61,070)

Ending units	748,645	1,774,398	26,938,789	14,630,046	195,832	24,740	149,383	571,420

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	AVBV2	AVCA2	AVCD2	VYDS	TRBCG2	TREI2	TRHS2	TRLT2
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(23)	(32,047)	(126,084)	(1,516)	—	—	(466,990)	—
Realized gain (loss) on investments	652	(342,665)	5,254,486	(696)	(105)	—	619,525	—
Change in unrealized gain (loss) on investments	(133)	1,202,582	(2,195,190)	50,371	12	—	11,131,466	—
Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	496	827,870	2,933,212	48,159	(93)	—	11,284,001	—

Equity transactions:
Purchase payments received from contract owners (note 3)	2,163	18,577	855,455	—	6,060	(9)	4,410,457	—
Transfers between funds	(13,427)	(6,144,354)	(25,619,835)	—	(4,740)	9	17,937,671	25
Redemptions (note 3)	11,264	(408,004)	(923,202)	(7,553)	153	—	(3,456,595)	—
Annuity benefits	(4,620)	(841)	—	—	—	—	—	—
Contract maintenance charges (note 2)	—	(729)	(30,995)	(88)	111	—	(4,425)	(25)
Contingent deferred sales charges (note 2)	—	(289)	(5,566)	(110)	14	—	(32,447)	—
Adjustments to maintain reserves	19	(1,718)	(178)	(21)	(1,505)	—	(373)	—

Net equity transactions	(4,601)	(6,537,358)	(25,724,321)	(7,772)	93	—	18,854,288	—

Net change in contract owners’ equity	(4,105)	(5,709,488)	(22,791,109)	40,387	—	—	30,138,289	—
Contract owners’ equity beginning of period	4,108	5,709,488	22,791,109	348,002	—	—	27,116,053	—

Contract owners’ equity end of period	$3	—	—	388,389	—	—	57,254,342	—

CHANGES IN UNITS:
Beginning units	—	490,830	1,414,528	27,442	—	—	2,368,928	—
Units purchased	2	49,715	97,446	504	(1,673)	—	2,629,182	(42)
Units redeemed	(2)	(540,545)	(1,511,974)	(1,083)	1,673	—	(1,238,367)	42

Ending units	—	—	—	26,863	—	—	3,759,743	—

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	VWHAS	VWBFR	VWBF	VWEMR	VWEM	VWHAR	VWHA	WRASP
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$36,530	100,163	112,284	(59,389)	(225,862)	(289,294)	(110,281)	(17,581)
Realized gain (loss) on investments	(19,605)	79,263	(110,378)	2,130,804	(1,381,716)	(5,416,237)	1,977,268	714,328
Change in unrealized gain (loss) on investments	413,752	(149,144)	295,238	90,670	3,634,684	4,221,023	(5,883,010)	10,793,757
Reinvested capital gains	109,899	78,829	158,772	—	—	4,042,343	2,563,706	—

Net increase (decrease) in contract owners’ equity resulting from operations	540,576	109,111	455,916	2,162,085	2,027,106	2,557,835	(1,452,317)	11,490,504

Equity transactions:
Purchase payments received from contract owners (note 3)	2,440,935	51,821	153,939	82,719	152,957	4,337,570	2,987	18,383,863
Transfers between funds	7,695,596	(5,709,517)	5,248,210	(13,159,426)	12,936,882	(58,664,744)	50,739,191	(6,485,770)
Redemptions (note 3)	(148,017)	(268,456)	(1,583,797)	(445,832)	(1,785,778)	(2,687,857)	(4,745,400)	(7,607,962)
Annuity benefits	—	—	(3,330)	(726)	(4,303)	(941)	(1,977)	(391)
Contract maintenance charges (note 2)	(174)	(549)	(4,966)	(1,688)	(7,608)	(4,761)	(12,613)	(6,942)
Contingent deferred sales charges (note 2)	(908)	(225)	(376)	(867)	(509)	(15,779)	(12,005)	(75,411)
Adjustments to maintain reserves	(462,375)	(12,514)	647	(29,523)	20,933	(22,610)	(9,619)	(758)

Net equity transactions	9,525,057	(5,939,440)	3,810,327	(13,555,343)	11,312,574	(57,059,122)	45,960,564	4,206,629

Net change in contract owners’ equity	10,065,633	(5,830,329)	4,266,243	(11,393,258)	13,339,680	(54,501,287)	44,508,247	15,697,133
Contract owners’ equity beginning of period	—	5,830,329	11,420,517	11,393,258	14,809,682	54,501,287	25,097,845	93,728,667

Contract owners’ equity end of period	$10,065,633	—	15,686,760	—	28,149,362	—	69,606,092	109,425,800

CHANGES IN UNITS:
Beginning units	—	399,375	445,923	551,256	797,445	3,469,671	552,304	8,101,468
Units purchased	1,182,494	15,760	220,044	51,001	655,396	613,285	3,351,497	2,309,195
Units redeemed	(142,990)	(415,135)	(69,314)	(602,257)	(151,871)	(4,082,956)	(704,562)	(1,978,156)

Ending units	1,039,504	—	596,653	—	1,300,970	—	3,199,239	8,432,507

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	WRHIP	WRMCG	WRPCP	WRPMP	WRPMAP	WRPMCP	SVDF	SVOF
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(25,008)	(9,408)	7,753	46,421	83,622	14,091	(394)	(2,331)
Realized gain (loss) on investments	15,995	(5,959)	(438)	(2,940)	(15,152)	(4,187)	977	3,606
Change in unrealized gain (loss) on investments	279,996	138,855	29,529	315,979	915,177	89,008	4,848	23,355
Reinvested capital gains	—	12,611	35,666	196,645	441,576	66,185	—	91

Net increase (decrease) in contract owners’ equity resulting from operations	270,983	136,099	72,510	556,105	1,425,223	165,097	5,431	24,721

Equity transactions:
Purchase payments received from contract owners (note 3)	3,677,061	1,749,229	384,664	6,431,664	6,981,302	2,404,746	(33)	(163)
Transfers between funds	10,537,951	1,760,202	—	238,266	(88,401)	(25,940)	(23)	(232)
Redemptions (note 3)	(246,440)	(3,923)	(12,193)	(111,273)	(196,236)	(70,853)	—	(25)
Annuity benefits	—	—	—	—	—	—	(3,072)	(8,343)
Contract maintenance charges (note 2)	(113)	(2,256)	(5,273)	(20,817)	(86,842)	(8,628)	52	419
Contingent deferred sales charges (note 2)	(65)	—	—	—	—	—	—	1
Adjustments to maintain reserves	(72)	(75)	(11)	(29,724)	(19)	(24)	37	(698)

Net equity transactions	13,968,322	3,503,177	367,187	6,508,116	6,609,804	2,299,301	(3,039)	(9,041)

Net change in contract owners’ equity	14,239,305	3,639,276	439,697	7,064,221	8,035,027	2,464,398	2,392	15,680
Contract owners’ equity beginning of period	—	—	1,006,692	4,676,395	13,606,615	1,631,286	35,590	246,624

Contract owners’ equity end of period	$14,239,305	3,639,276	1,446,389	11,740,616	21,641,642	4,095,684	37,982	262,304

CHANGES IN UNITS:
Beginning units	—	—	92,333	424,157	1,230,558	148,360	74	—
Units purchased	1,482,569	381,174	33,993	571,040	593,501	207,555	1	(9)
Units redeemed	(120,548)	(9,476)	(1,552)	(11,307)	(31,469)	(9,111)	(1)	9

Ending units	1,362,021	371,698	124,774	983,890	1,792,590	346,804	74	—

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	WFVSCG	WFVSMV	WFVTRB	WFVOG2	GVGU	GEF3	NVGWL6	WIEP
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$(404,075)	3	703	(655)	—	—	—	—
Realized gain (loss) on investments	983,488	(323)	230	2,484	—	—	—	—
Change in unrealized gain (loss) on investments	1,300,220	1,545	7,073	4,014	—	—	—	—
Reinvested capital gains	1,636,874	—	5,572	3,480	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	3,516,507	1,225	13,578	9,323	—	—	—	—

Equity transactions:
Purchase payments received from contract owners (note 3)	4,545,279	—	—	—	—	(1)	(1)	2
Transfers between funds	(604,738)	(644)	—	—	—	3	5	(10)
Redemptions (note 3)	(2,109,514)	—	—	(9,121)	—	(2)	(3)	(1)
Annuity benefits	—	—	—	—	—	—	—	—
Contract maintenance charges (note 2)	(106,490)	—	—	(4)	—	—	—	9
Contingent deferred sales charges (note 2)	(37,571)	—	—	—	—	—	—	—
Adjustments to maintain reserves	(391)	7	(3)	(5)	—	—	(1)	—

Net equity transactions	1,686,575	(637)	(3)	(9,130)	—	—	—	—

Net change in contract owners’ equity	5,203,082	588	13,575	193	—	—	—	—
Contract owners’ equity beginning of period	30,844,147	8,299	293,570	51,038	—	—	—	—

Contract owners’ equity end of period	$36,047,229	8,887	307,145	51,231	—	—	—	—

CHANGES IN UNITS:
Beginning units	2,029,850	951	21,348	4,361	—	—	—	—
Units purchased	868,595	57	—	323	1	—	—	—
Units redeemed	(769,731)	(126)	—	(1,010)	(1)	—	—	—

Ending units	2,128,714	882	21,348	3,674	—	—	—	—

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	BF	GVGFS	GVGHS	GVGH6	GVUSL	SGRF	SGRF2	GGTC3
	2012	2012	2012	2012	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$—	—	—	—	—	—	—	—
Realized gain (loss) on investments	—	—	—	—	—	—	—	—
Change in unrealized gain (loss) on investments	—	—	—	—	—	—	—	—
Reinvested capital gains	—	—	—	—	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	—	—	—	—	—	—	—	—

Equity transactions:
Purchase payments received from contract owners (note 3)	142	(4)	13	488	—	(78)	(21,918)	(10)
Transfers between funds	(161)	(1)	(55)	(486)	2	(50)	24,505	—
Redemptions (note 3)	—	—	—	(2)	(2)	—	(6)	(1)
Annuity benefits	—	—	—	—	—	—	—	—
Contract maintenance charges (note 2)	19	5	43	—	—	128	(16)	11
Contingent deferred sales charges (note 2)	—	—	—	—	—	—	—	—
Adjustments to maintain reserves	—	—	(1)	—	—	—	(2,565)	—

Net equity transactions	—	—	—	—	—	—	—	—

Net change in contract owners’ equity	—	—	—	—	—	—	—	—
Contract owners’ equity beginning of period	—	—	—	—	—	—	—	—

Contract owners’ equity end of period	$—	—	—	—	—	—	—	—

CHANGES IN UNITS:
Beginning units	—	—	—	—	—	—	—	—
Units purchased	16	2	2	(2,508)	—	3	(3,651)	3
Units redeemed	(16)	(2)	(2)	2,508	—	(3)	3,651	(3)

Ending units	—	—	—	—	—	—	—	—

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Nine Month Period Ended September 30, 2012 (Unaudited)

	GGTC6	JPMCVP	SVIF	WSCP
	2012	2012	2012	2012
Investment activity:
Net investment income (loss)	$—	—	—	—
Realized gain (loss) on investments	—	—	—	—
Change in unrealized gain (loss) on investments	—	—	—	—
Reinvested capital gains	—	—	—	—

Net increase (decrease) in contract owners’ equity resulting from operations	—	—	—	—

Equity transactions:
Purchase payments received from contract owners (note 3)	2,263	11	1	(55)
Transfers between funds	(2,263)	(17)	(4)	1,198
Redemptions (note 3)	—	—	—	(1,193)
Annuity benefits	—	—	—	—
Contract maintenance charges (note 2)	—	6	3	49
Contingent deferred sales charges (note 2)	—	—	—	—
Adjustments to maintain reserves	—	—	—	1

Net equity transactions	—	—	—	—

Net change in contract owners’ equity	—	—	—	—
Contract owners’ equity beginning of period	—	—	—	—

Contract owners’ equity end of period	$—	—	—	—

CHANGES IN UNITS:
Beginning units	—	—	—	—
Units purchased	(2,250)	5	1	18
Units redeemed	2,250	(5)	(1)	(18)

Ending units	—	—	—	—

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)
(1) Background and Summary of Significant Accounting Policies
(a) Organization and Nature of Operations
The Nationwide Variable Account-II (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on October 7, 1981. The Account is registered as a unit investment trust under the Investment Company Act of 1940.
The Company offers tax qualified and non-tax qualified Individual Deferred Variable Annuity Contracts, and Individual Modified Single Premium Deferred Variable Annuity Contracts through the Account. The primary distribution for the contracts is through the brokerage community; however, other distributors are utilized.
(b) The Contracts
Only contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees are offered for purchase. See note 2 for a discussion of contract expenses.
With certain exceptions, contract owners in either the accumulation or the payout phase may invest in the following:
ALGER AMERICAN FUNDS
MidCap Growth Portfolio - Class S Shares (ALMCS)
ALLIANCE BERNSTEIN FUNDS
AllBerVPS DynmcAsstAlloc B (ALVDAB)
AMERICAN FUNDS GROUP (THE)
Growth Fund - Class 1 (AFGF)
High-Income Bond Fund - Class 1 (AFHY)
U.S. Government/AAA-Rated Securities Fund - Class 1 (AFGC)
BB&T FUNDS
Sterling Capital Strategic Allocation Equity VIF (BBCMAG)*
Sterling Capital Select Equity VIF (BBGI)*
BLACKROCK FUNDS
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class III (MLVGA3)
CHARLES SCHWAB FUNDS
Money Market Portfolio(TM) (CHSMM)
DREYFUS CORPORATION FUNDS
Stock Index Fund, Inc. - Initial Shares (DSIF)
Stock Index Fund, Inc. - Service Shares (DSIFS)
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares (DSRG)
GOLDMAN SACHS ASSET MANAGEMENT GROUP
GdmnScsVIT GlblMkt Nav Svc (GVGMNS)
HUNTINGTON TRUST COMPANY
VA International Equity Fund (HVIE)
VA Situs Fund (HVSIT)
INVESCO AIM INVESTMENTS
Invsco VI MdCapCorEqSer II (IVMCC2)
Invsco VK VI MdCapGrSer II (IVKMG2)
J.P. MORGAN INVESTMENT MANAGEMENT INC.
Insurance Trust - Insurance Trust Diversified Mid Cap Growth Portfolio 1 (OGGO)*
Insurance Trust - Insurance Trust Mid Cap Value Portfolio 1 (JPMMV1)
JPMorgan Insurance Trust Core Bond Portfolio 1 (OGBDP)*
JPMorgan Insurance Trust Equity Index Portfolio 1 (OGEI)*
JPMorgan Insurance Trust Intrepid Growth Portfolio - Class 1 (OGLG)*
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio 1 (OGDMP)*
JPMorgan Insurance Trust U.S. Equity Portfolio 1 (OGDEP)*
JANUS FUNDS
Janus Aspen Series - Balanced Portfolio - Service Shares (JABS)
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
Janus Aspen Series - Global Technology Portfolio - Service Shares (JAGTS)
Janus Aspen Series - Overseas Portfolio - Service Shares (JAIGS)
MASSACHUSETTS FINANCIAL SERVICES CO.
Investors Growth Stock Series - Service Class (MIGSC)
New Discovery Series - Service Class (MNDSC)
Value Series - Service Class (MVFSC)
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
MORGAN STANLEY
Core Plus Fixed Income Portfolio - Class I (MSVFI)
Core Plus Fixed Income Portfolio - Class II (MSVF2)
Emerging Markets Debt Portfolio - Class I (MSEM)
Emerging Markets Debt Portfolio - Class II (MSEMB)
Global Real Estate Portfolio - Class II (VKVGR2)
U.S. Real Estate Portfolio - Class I (MSVRE)*
U.S. Real Estate Portfolio - Class II (MSVREB)
MTB GROUP OF FUNDS
Managed Allocation Fund - Moderate Growth II (VFMG2)*
NATIONWIDE FUNDS GROUP
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
American Century NVIT Multi Cap Value Fund - Class II (NVAMV2)
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
American Funds NVIT Bond Fund - Class II (GVABD2)
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
American Funds NVIT Growth Fund - Class II (GVAGR2)
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
Federated NVIT High Income Bond Fund - Class I (HIBF)
Federated NVIT High Income Bond Fund - Class III (HIBF3)
NVIT Emerging Markets Fund - Class I (GEM)
NVIT Emerging Markets Fund - Class II (GEM2)
NVIT Emerging Markets Fund - Class III (GEM3)
NVIT Emerging Markets Fund - Class VI (GEM6)
NVIT International Equity Fund - Class I (GIG)
NVIT International Equity Fund - Class III (GIG3)
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class II (NVNMO2)
Neuberger Berman NVIT Socially Responsible Fund - Class I (NVNSR1)
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
NVIT Cardinal Aggressive Fund - Class II (NVCRA2)
NVIT Cardinal Balanced Fund - Class II (NVCRB2)
NVIT Cardinal Capital Appreciation Fund - Class II (NVCCA2)
NVIT Cardinal Conservative Fund - Class II (NVCCN2)
NVIT Cardinal Moderate Fund - Class II (NVCMD2)
NVIT Cardinal Moderately Aggressive Fund - Class II (NVCMA2)
NVIT Cardinal Moderately Conservative Fund - Class II (NVCMC2)
NVIT Core Bond Fund - Class I (NVCBD1)
NVIT Core Bond Fund - Class II (NVCBD2)
NVIT Core Plus Bond Fund - Class II (NVLCP2)
NVIT Fund - Class I (TRF)
NVIT Fund - Class II (TRF2)
NVIT Government Bond Fund - Class I (GBF)
American Century NVIT Growth Fund - Class I (CAF)
American Century NVIT Growth Fund - Class II (CAF2)
NVIT International Index Fund - Class VIII (GVIX8)
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
NVIT Mid Cap Index Fund - Class I (MCIF)
NVIT Money Market Fund - Class I (SAM)
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
NVIT Multi-Manager International Growth Fund - Class VI (NVMIG6)
NVIT Multi-Manager International Value Fund - Class II (GVDIV2)
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
NVIT Multi-Manager International Value Fund - Class VI (GVDIV6)
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
NVIT Multi-Manager Large Cap Growth Fund - Class II (NVMLG2)
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
NVIT Multi-Manager Large Cap Value Fund - Class II (NVMLV2)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
NVIT Multi-Manager Mid Cap Growth Fund - Class II (NVMMG2)
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
NVIT Multi-Manager Small Cap Growth Fund - Class II (SCGF2)
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
NVIT Multi-Manager Small Cap Value Fund - Class II (SCVF2)
NVIT Multi-Manager Small Company Fund - Class I (SCF)
NVIT Multi-Manager Small Company Fund - Class II (SCF2)
NVIT Multi-Sector Bond Fund - Class I (MSBF)
NVIT Short Term Bond Fund - Class II (NVSTB2)
NVIT Large Cap Growth Fund - Class I (NVOLG1)
NVIT Large Cap Growth Fund - Class II (NVOLG2)
Templeton NVIT International Value Fund - Class III (NVTIV3)
Van Kampen NVIT Comstock Value Fund - Class II (EIF2)
NVIT Real Estate Fund - Class I (NVRE1)
NVIT Real Estate Fund - Class II (NVRE2)
PORTFOLIOS OF THE ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
VPS Balanced Wealth Strategy Portfolio - Class B (ALVBWB)
VPS Growth and Income Portfolio - Class B (ALVGIB)
VPS Small/Mid Cap Value Portfolio - Class B (ALVSVB)
PORTFOLIOS OF THE AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Balanced Fund - Class I (ACVB)
VP Capital Appreciation Fund - Class I (ACVCA)*
VP Income & Growth Fund - Class I (ACVIG)
VP Income & Growth Fund - Class II (ACVIG2)
VP Inflation Protection Fund - Class II (ACVIP2)
VP International Fund - Class I (ACVI)*
VP International Fund - Class II (ACVI2)*
VP International Fund - Class III (ACVI3)*
VP International Fund - Class IV (ACVI4)*
VP Mid Cap Value Fund - Class I (ACVMV1)
VP Mid Cap Value Fund - Class II (ACVMV2)
VP Ultra(R) Fund - Class I (ACVU1)*
VP Ultra(R) Fund - Class II (ACVU2)*
VP Vista(SM) Fund - Class I (ACVVS1)*
VP Vista(SM) Fund - Class II (ACVVS2)*
PORTFOLIOS OF THE DREYFUS INVESTMENT PORTFOLIOS
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
PORTFOLIOS OF THE DREYFUS VARIABLE INVESTMENT FUND
Appreciation Portfolio - Initial Shares (DCAP)
Appreciation Portfolio - Service Shares (DCAPS)
Opportunistic Small Cap Portfolio: Service Shares (DVDLS)
Growth and Income Portfolio - Initial Shares (DGI)
PORTFOLIOS OF THE FEDERATED INSURANCE SERIES
Capital Appreciation Fund II - Service Shares (FCA2S)
Quality Bond Fund II - Primary Shares (FQB)
Quality Bond Fund II - Service Shares (FQBS)
PORTFOLIOS OF THE FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Equity-Income Portfolio - Initial Class (FEIP)
Fidelity(R) VIP Fund - Value Strategies Portfolio - Service Class 2 (FVSS2)
High Income Portfolio - Initial Class (FHIP)
VIP Fund - Asset Manager Portfolio - Initial Class (FAMP)
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
VIP Fund - Equity-Income Portfolio - Service Class 2 (FEI2)
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
VIP Fund - Freedom Fund 2010 Portfolio - Service Class 2 (FF10S2)
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
VIP Fund - Freedom Fund 2020 Portfolio - Service Class 2 (FF20S2)
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
VIP Fund - Freedom Fund 2030 Portfolio - Service Class 2 (FF30S2)
VIP Fund - Growth Portfolio - Initial Class (FGP)
VIP Fund - Growth Portfolio - Service Class 2 (FG2)
VIP Fund - High Income Portfolio - Initial Class R (FHIPR)
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
VIP Fund - Investment Grade Bond Portfolio - Service Class 2 (FIGBP2)
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
VIP Fund - Mid Cap Portfolio - Service Class 2 (FMC2)
VIP Fund - Overseas Portfolio - Initial Class (FOP)
VIP Fund - Overseas Portfolio - Initial Class R (FOPR)
VIP Fund - Overseas Portfolio - Service Class 2 (FO2)
VIP Fund - Overseas Portfolio - Service Class 2 R (FO2R)
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
PORTFOLIOS OF THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Income Securities Fund - Class 2 (FTVIS2)
Franklin Rising Dividends Securities Fund - Class 2 (FTVRD2)
Franklin Small Cap Value Securities Fund - Class 2 (FTVSV2)
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
Templeton Foreign Securities Fund - Class 2 (TIF2)
Templeton Foreign Securities Fund - Class 3 (TIF3)
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
PORTFOLIOS OF THE NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
Growth Portfolio - I Class Shares (AMTG)
Guardian Portfolio - I Class Shares (AMGP)*
International Portfolio - S Class Shares (AMINS)
Mid-Cap Growth Portfolio - S Class Shares (AMMCGS)*
Partners Portfolio - I Class Shares (AMTP)*
Regency Portfolio - S Class Shares (AMRS)*
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
Socially Responsive Portfolio - I Class Shares (AMSRS)
PORTFOLIOS OF THE OPPENHEIMER VARIABLE ACCOUNT FUNDS
Balanced Fund/VA - Non-Service Shares (OVMS)
Core Bond Fund/VA - Non-Service Shares (OVB)
Global Securities Fund/VA - Class 3 (OVGS3)
Global Securities Fund/VA - Class 4 (OVGS4)
Global Securities Fund/VA - Non-Service Shares (OVGS)
Global Securities Fund/VA - Service Class (OVGSS)
High Income Fund/VA - Class 3 (OVHI3)
High Income Fund/VA - Class 4 (OVHI4)
High Income Fund/VA - Non-Service Shares (OVHI)
High Income Fund/VA - Service Class (OVHIS)
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
Main Street Fund(R)/VA - Service Class (OVGIS)
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
Main Street Small- & Mid-Cap Fund(R)/VA - Service Shares (OVSCS)
Mid-Cap Growth Fund/VA - Non-Service Shares (OVAG)
PORTFOLIOS OF THE PIMCO VARIABLE INSURANCE TRUST
All Asset Portfolio - Advisor Class (PMVAAD)
Foreign Bond Portfolio (Unhedged) - Advisor Class (PMVFAD)
Low Duration Portfolio - Advisor Class (PMVLAD)
Total Return Portfolio - Advisor Class (PMVTRD)
PORTFOLIOS OF THE PUTNAM VARIABLE TRUST
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
Putnam VT International Equity Fund - IB Shares (PVTIGB)
Putnam VT Voyager Fund - IB Shares (PVTVB)
PORTFOLIOS OF THE VAN KAMPEN LIFE INVESTMENT TRUST
Capital Growth Portfolio - Class II (ACEG2)
V.I. Basic Value Fund - Series II (AVBV2)*
PORTFOLIOS OF THE VICTORY VARIABLE INSURANCE FUNDS
Diversified Stock Fund Class A Shares (VYDS)
T. ROWE PRICE
Health Sciences Portfolio - II (TRHS2)
Limited-Term Bond Portfolio - II (TRLT2)*
VAN ECK ASSOCIATES CORPORATION
VanEckVIPGlbHrdAsstSvc (VWHAS)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

VIP Trust - Global Bond Fund: Initial Class (VWBF)
VIP Trust - Emerging Markets Fund: Initial Class (VWEM)
VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)
WADDELL & REED, INC.
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative  (WRPMCP)
WELLS FARGO FUNDS
Advantage VT Index Asset Allocation Fund - Class 2 (WFVAA)*
Advantage Funds Variable Trust - VT Discovery Fund (SVDF)
Advantage VT Opportunity Fund - Class 2 (SVOF)*
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
Advantage VT Small Cap Value Fund - Class 2 (WFVSMV)
Advantage Funds Variable Trust - VT Total Return Bond Fund (WFVTRB)
Advantage Funds(R) - VT Omega Growth - Class 2 (WFVOG2)

*	At September 30, 2012, contract owners were not invested in the fund.
The contract owners’ equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see note 2). The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.
A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.
Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.
A purchase payment could be presented as a negative equity transaction in the Statements of Changes in Contract Owners’ Equity if a prior period purchase payment is refunded to a contract owner due to a contract cancellation during the free look period, and/or if a gain is realized by the contract owner during the free look period.
The Company allocates purchase payments to sub-accounts and/or the fixed account as instructed by the contract owner. Shares of the sub-accounts are purchased at Net Asset Value, then converted into accumulation units. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.
(c) Security Valuation, Transactions and Related Investment Income
Investments in underlying registered mutual funds, only offered through insurance products, are valued at the closing net asset value per share at September 30, 2012 of such funds, as a practical expedient to estimate fair value. The cost of investments sold is determined on a first in - first out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed), and dividends and capital gain distributions are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.
(d) Federal Income Taxes
Operations of the Account form a part of, and are taxed with, operations of the Company which is taxed as a life insurance company under the Internal Revenue Code. The Company does not provide for income taxes within the Account. Taxes are generally the responsibility of the contract owner upon termination or withdrawal.
(e) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(f) Calculation of Annuity Reserves
At each financial reporting date, the separate account financial statement includes an aggregate amount of net assets allocated to future contract benefits for the contracts in the payout (annuitization) period. The payout (annuitization) period begins when amounts accumulated under the contract (the contract value) are applied according to payment method selected by the contract holder.
Annuity reserves are computed for contracts in the variable payout stage according to industry standard mortality tables. The assumed investment return is 3.5% unless the annuitant elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.
(g) Recently Issued Accounting Standards
There are no recently issued accounting standards applicable to the Account.
(h) Subsequent Events
The Company evaluated subsequent events through the date the financial statements were issued with the SEC.
(2) Expenses
The Company does not deduct a sales charge from purchase payments received from the contract owners. However, if any part of the contract value of such contracts is redeemed, the Company will, with certain exceptions, deduct from a contract owners’ contract value a contingent deferred sales charge. For BOA IV contracts issued prior to December 15, 1988, the contingent deferred sales charge will be equal to 5% of the lesser of purchase payments or the amount redeemed. For America’s Vision, America’s Future II, Destination All American Gold, Destination All American Gold 2.0, Destination All American Gold NY 2.0, Future Venue, Choice Venue II, Destination B, Destination B 2.0, Destination B NY 2.0, Destination Navigator, Destination Navigator 2.0, Destination Navigator NY, Destination Navigator NY 2.0 and for BOA IV contracts issued on or after December 15, 1988, the contingent deferred sales charge will not exceed 7% of purchase payments redeemed, such charge declining a specified percentage each year. After the purchase payment has been held in the contract for 7 years this charge is 0%. For Achiever, Destination EV, Destination EV 2.0, and Destination EV NY 2.0 contracts, this charge will not exceed 8% of purchase payments redeemed, such charge declining a specified percentage each year. After the purchase payment has been held in the contract for 8 years this charge is 0%. For Elite Venue, Destination L, Destination L 2.0 and Destination L NY 2.0 contracts, the contingent deferred sales charge will not exceed 7% of purchase payments redeemed, such charge declining a specified percentage each year. After the purchase payment has been held in the contract for 4 years this charge is 0%. No contingent deferred sales charge is deducted on NEBA, Nationwide Destination C (formerly Exclusive Venue), Income Architect or Schwab contracts. No sales charges are deducted on redemptions used to purchase units in the fixed investment options of the company.
The Company may deduct a contract maintenance charge of up to $30, dependent upon contract type and issue date, which is satisfied by redeeming units. The Contract Maintenance Charge is deducted annually from all contracts containing less than $50,000 on each contract anniversary. This charge is permanently waived for any contract valued at $50,000 or more on any contract anniversary. The Company deducts a mortality and expense risk charge assessed through a reduction of the unit value. The Option tables on the following two pages illustrate the annual rate for all contract level charges by product, as well as the maximum variable account charge per product. The table also summarizes the contract level options available to contract holders. The options and related charges are described in more detail in the applicable product prospectus.

Nationwide Variable Account - II Options	BOA IV	BOA Vision	Schwab Income Choice
Variable Account Charges - Recurring	1.30%	1.40%	0.65%
Death Benefit Options - Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced	—	—	0.20%
Combination Enhanced	—	—	—
Return of Premium			0.10%
Beneficiary Protector II Option	—	—	—
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.
Spousal Continuation Benefit Option	—	—	0.30	%(2)
Capital Preservation and Income Options:
Capital Preservation Plus Option	—	—	—
Lifetime Income Option
5% Lifetime Income Option (New York)	—	—	—
7% Lifetime Income Option	—	—	1.00	%(1)

Maximum Variable Account Charges*	1.30%	1.40%	2.15%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

Nationwide Variable Account - II Options	BOA Future II	All American Gold	All American Gold 2.0	All American Gold NY 2.0	BOA Achiever	Income Architect
Variable Account Charges - Recurring	1.15%	1.15%	1.15%	1.15%	1.55%	0.40%
CDSC Options:
Four Year CDSC	0.30%(3)	0.50%(3)			0.20%(3)	—
No CDSC	0.35%(7)	0.55%(7)			0.25%(7)	—
Death Benefit Options - Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced II	0.20%	0.20%(8)	—	—	—	—
One-Year Enhanced	0.10%	0.10%	0.20%(47)	0.20%(47)	—	—
One-Month Enhanced	—	0.35%(9)	0.35%(9)	—	0.20%	—
Combination Enhanced II	—	—	—	—	0.45%	—
Combination Enhanced	—	0.40%(10)	0.45%(59)	—	0.30%	—
Beneficiary Protector II Option	—	0.35%(11)	0.35%(48)		0.35%	—
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.
Capital Preservation and Income Options:
Capital Preservation Plus Lifetime Income Option	1.00%(17)	1.00%(17)	—	—	1.00%(17)	—
Capital Preservation Plus Option	0.50%	0.50%	—	—	0.50%	—
Lifetime Income Option
5% Lifetime Income Option (New York)	1.00%(18)	1.00%(18)(19)	—	—	1.00%(18)	—
7% Lifetime Income Option (New York)	—	1.00%	—	1.50%(49)(51)(53)	—	—
7% Lifetime Income Option (Non-New York)	1.00%(1)	—	1.50%(49)(51)(53)	—	1.00%(1)	—
10% Lifetime Income Option	1.20%(20)	1.20%	—	—	1.20%(20)	—
Spousal Continuation Benefit Option
5% Spousal Continuation Benefit (New York)	0.15%	0.15%(19)	—	—	0.15%	—
7% Spousal Continuation Benefit (New York)	—	0.30%(32)	—	0.40%(50)(51)(53)	—	—
7% Spousal Continuation Benefit (Non-New York)	0.15%	—	0.40%(50)(51)(53)	—	0.15%	—
10% Spousal Continuation Benefit (Non-New York)	0.30%(21)	0.30%(33)	—	—	0.30%(21)	—
Guaranteed Lifetime Withdrawal Fee	—	—	—	—	—	0.60%
Spousal Continuation Benefit Option	—	—	—	—	—	0.10%
Extra Value Options (EV):
Fee assessed to assets of the variable account and to allocations made to the fixed account or guaranteed term options in exchange for application of Extra Value Credit of purchase payments made during the first 12 months contract is in force.

3% Extra Value Credit Option	0.30%(5)	0.45%(5)	—	—	0.10%(13)	—
4% Extra Value Credit Option	0.40%(6)	—	—	—	0.25%(14)	—
5% Extra Value Credit Option (New York)	—	0.70%(12)	—	—	0.55%(16)	—
5% Extra Value Credit Option (Non-New York)	—	—	—	—	0.45%(15)	—

Maximum Variable Account Charges*	3.55%(58)	4.60%(46)	3.85%(52)	3.25%(52)	4.50%(22)	1.10%

Nationwide Variable Account - II Options	BOA Future Venue	Destination C	Destination L	Destination L 2.0	Destination L NY 2.0	BOA Elite Venue	BOA Choice Venue II
Variable Account Charges - Recurring	1.10%	1.60%	1.75%	1.75%	1.75%	1.75%	1.50%
Death Benefit Options - Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced II	0.15%(8)	—	—	—	—	—	-
One-Year Enhanced	0.10%	—	0.20%	0.20%	0.20%	—	-
One-Month Enhanced II	0.35%(24)	0.20%(24)	—	—	—	0.20%(24)	0.20%(24)
One-Month Enhanced	0.30%	0.20%	0.35%	0.35%	—	0.20%	0.20%
Combination Enhanced II	0.45%(25)	0.35%(25)	—	—	—	0.35%(25)	0.35%(25)
Combination Enhanced	0.40%(10)	0.30%(10)	0.45%	0.45%	—	0.30%(10)	0.30%(10)
Return of Premium
Spousal Protection Annuity Option - Allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse
Spousal Protection Annuity Option II	0.20%	—	—	—	—	—	—
Spousal Protection Annuity Option	0.10%	0.20%(29)	—	—	—	0.20%(34)	0.20%(34)
Beneficiary Protector II Option	0.35%(11)	0.35%(11)	0.35%(31)	0.35%(31)	—	0.35%(11)	0.35%(11)
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.
Capital Preservation and Income Options:
Capital Preservation Plus Lifetime Income Option	1.00%(17)	—	—	—	—	1.00%(17)	1.00%(17)
Capital Preservation Plus Option	0.50%	0.50%(30)	—	—	—	0.50%	0.50%(19)
Lifetime Income Option
5% Lifetime Income Option (New York)	1.00%(18)	—	1.00%(18)(42)	—	—	1.00%(18)	1.00%(18)
7% Lifetime Income Option (New York)			1.00%	—	1.50%(49)(51)(53)
7% Lifetime Income Option (Non-New York)	1.00%(1)	—	—	1.50%(49)(51)(53)	—	1.00%(1)	1.00%(1)
10% Lifetime Income Option	1.20%(20)	—	1.20%	—	—	1.20%(20)	1.20%(20)
Spousal Continuation Benefit Option
5% Spousal Continuation Benefit (New York)	0.15%	—	0.15%(42)	—	—	0.15%	0.15%
7% Spousal Continuation Benefit (New York)	—	—	0.30%(32)	—	0.40%(50)(51)(53)
7% Spousal Continuation Benefit (Non-New York)	0.15%	—	—	0.40%(50)(51)(53)	—	0.15%	0.15%
10% Spousal Continuation Benefit (Non-New York)	0.30%(21)	—	0.30%(33)	—	—	0.30%(21)	0.30%(21)
Extra Value Options (EV):
Fee assessed to assets of the variable account and to allocations made to the fixed account or guaranteed term options in exchange for application of Extra Value Credit of purchase payments made during the first 12 months contract is in force.

3% Extra Value Credit Option	0.45%(26)	—	—	—	—	—	—

Maximum Variable Account Charges*	4.05%(28)	3.00%	4.05%(28)	4.45%(52)	3.85%(52)	4.15%(23)	3.90%(27)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

Nationwide Variable Account – II Options	Destination B	Destination B 2.0	Destination B NY 2.0	Destinnation EV	Destinnation EV 2.0	Destinnation EV NY 2.0
Variable Account Charges – Recurring	1.30%	1.30%	1.30%	1.85%(39)	1.85%(39)	1.85%(39)
Death Benefit Options – Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced II	—	—	—	—	—	—
One-Year Enhanced	0.20%	0.20%	0.20%	0.20%	0.20%	0.20%
One-Month Enhanced II	—	—	—	—	—	—
One-Month Enhanced	0.35%	0.35%	—	0.35%	0.35%	—
Combination Enhanced II	—	—	—	—	—	—
Combination Enhanced	0.45%	0.45%	—	0.45%	0.45%	—
Return of Premium	—	—	—	—	—	—
Beneficiary Protector II Option	0.35%(35)	0.35%(35)	—	0.35%(35)	0.35%(35)	—
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.
Lifetime Income Option
5% Lifetime Income Option (New York)	—	—	—	—	—	—
5% Lifetime Income Option (Non-New York)	1.00%(18)(42)	—	—	—	—	—
7% Lifetime Income Option (New York)	—	—	1.50%(49)(51)(53)	1.00%	—	1.50%(49)(51)(53)
7% Lifetime Income Option (Non-New York)	1.00%	1.50%(49)(51)(53)	—	—	1.50%(49)(51)(53)	—
10% Lifetime Income Option (New York)	—	—	—	—	—	—
10% Lifetime Income Option (Non-New York)	1.20%	—	—	1.20%	—	—
Spousal Continuation Benefit Option
5% Spousal Continuation Benefit (New York)	0.15%(42)	—	—	—	—	—
5% Spousal Continuation Benefit (Non-New York)	—	—	—	—	—	—
7% Spousal Continuation Benefit (New York)	0.30%(36)	—	0.40%(50)(51)(53)	0.30%(36)	—	0.40%(50)(51)(53)
7% Spousal Continuation Benefit (Non-New York)	—	0.40%(50)(51)(53)	—	—	0.40%(50)(51)(53)	—
10% Spousal Continuation Benefit (New York)	—	—	—	—	—	—
10% Spousal Continuation Benefit (Non-New York)	0.30%(37)	—	—	0.30%(37)	—	—
Reduced CDSC Option (“Liquidity Option”)

Maximum Variable Account Charges*	3.60%(38)	4.00%(52)	3.40%(52)	4.15%(23)	4.55%(52)	3.95%(52)

Nationwide Variable Account – II Options	Destination Navigator	Destination Navigator 2.0	Destination Navigator-NY	Destination Navigator-NY 2.0
Variable Account Charges – Recurring	1.30%	1.30%	1.30%	1.30%
Death Benefit Options – Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced II	—	—	—	—
One-Year Enhanced	0.20%	0.20%	0.20%	0.20%
One-Month Enhanced II	—	—	—	—
One-Month Enhanced	0.35%	0.35%	—	—
Combination Enhanced II	—	—	—	—
Combination Enhanced	0.45%	0.45%	—	—
Return of Premium	—	—	—	—
Beneficiary Protector II Option	0.35%(35)	0.35%(35)	—	—
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.
Lifetime Income Option
5% Lifetime Income Option (New York)	—	—	1.00%(40)	1.00%(51)(53)(55)
5% Lifetime Income Option (Non-New York)	1.00%(40)	1.00%(51)(53)(55)	—	—
7% Lifetime Income Option (New York)	—	—	1.00%	1.50%(51)(53)(49)
7% Lifetime Income Option (Non-New York)	—	1.50%(49)(51)(53)	—	—
10% Lifetime Income Option (New York)	—	—	1.20%	—
10% Lifetime Income Option (Non-New York)	1.20%	—	—	—
Spousal Continuation Benefit Option
5% Spousal Continuation Benefit (New York)	—	—	0.15%(45)	0.15%(51)(53)(57)
5% Spousal Continuation Benefit (Non-New York)	0.15%(41)	0.15%(51)(53)(56)	—	—
7% Spousal Continuation Benefit (New York)	—	—	0.30%(36)	0.40%(50)(51)(53)
7% Spousal Continuation Benefit (Non-New York)	—	0.40%(50)(51)(53)	—	—
10% Spousal Continuation Benefit (New York)	—	—	—	—
10% Spousal Continuation Benefit (Non-New York)	0.30%(33)	—		—
Reduced CDSC Option (“Liquidity Option”)	0.50%(54)	0.50%(54)	0.50%(54)	0.50%(54)

Maximum Variable Account Charges*	4.10%(44)	4.00%(52)	3.30%(43)	3.40%(52)

(1)	Currently, the charge associated with the 7% Lifetime Income Option is equal to 0.95% of the Current Income Benefit Base.
(2)	Currently, the charge associated with the Spousal Continuation Benefit is equal to 0.15% of the Current Income Benefit Base.
(3)	Range of L Schedule Option CDSC over time:

Number of Completed Years from Date of Purchase Payment	0	1	2	3	4
CDSC Percentage	7%	6%	5%	4%	0%
The charge associated with this option will be assessed for the life of the contract
(4)	The Contract Maintenance Charge is deducted annually from all contracts containing less than $50,000 on each contract anniversary. This charge is permanently waived for any contract valued at $50,000 or more on any contract anniversary.
(5)	Nationwide will discontinue deducting the charge associated with the 3% Extra Value Option 7 years from the date the contract was issued.
(6)	Nationwide will discontinue deducting the charge associated with the 4% Extra Value Option 7 years from the date the contract was issued.
(7)	Election of the C Schedule Option eliminates the B Schedule CDSC schedule; no CDSC will be assessed upon surrenders from the contract.
(8)	The One-Year Enhanced Death Benefit II Option is only available for contracts with annuitants age 80 or younger at the time of application.
(9)	The One-Month Enhanced Death Benefit Option is only available for contracts with annuitants age 75 or younger at the time of application.
(10)	The Combination Enhanced Death Benefit Option is only available for contracts with annuitants age 80 or younger at the time of application.
(11)	The Beneficiary Protector II Option is only available for contracts with annuitants age 75 or younger at the time of application.
(12)	Nationwide will discontinue deducting the charge associated with the 5% Extra Value Option 7 years from the date the contract was issued.
(13)	Nationwide will discontinue deducting the charge associated with the 3% Extra Value Option 8 years from the date the contract was issued.
(14)	Nationwide will discontinue deducting the charge associated with the 4% Extra Value Option 8 years from the date the contract was issued.
(15)	Nationwide will discontinue deducting the charge associated with the 5% Extra Value Option 8 years from the date the contract was issued.
(16)	Nationwide will discontinue deducting the charge associated with the 5% Extra Value Option (New York) 7 years from the date the contract was issued.
(17)	For contracts issued on or after September 15, 2008 or the date of state approval (whichever is later): the current Variable Account charge associated with the Capital Preservation Plus Lifetime Income Option is equal to an annualized rate of 0.75% of the Daily Net Assets of the Variable Account, and the Guaranteed Term Option/Target Term Option charge is equal to a reduction in crediting rates of 0.75%. For contracts issued before September 15, 2008 or the date of state approval (whichever is later): the current Variable Account charge associated with the Capital Preservation Plus Lifetime Income Option is equal to an annualized rate of 0.60% of the Daily Net Assets of the Variable Account. Additionally, the Guaranteed Term Option/Target Term Option charge is equal to a reduction in crediting rates of 0.60%.
(18)	Currently, the charge associated with the 5% Lifetime Income Option is equal to 0.85% of the Current Income Benefit Base.
(19)	No longer available for purchase.
(20)	Currently, the charge associated with the 10% Lifetime Income Option is equal to 1.00% of the Current Income Benefit Base.
(21)	Currently, the charge associated with the 10% Spousal Continuation Benefit is 0.20% of the Current Income Benefit Base.
(22)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 4.50% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(23)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 4.15% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(24)	The One-Month Enhanced Death Benefit II Option is only available for contracts with Annuitants age 80 or younger at the time of application.
(25)	The Combination Enhanced Death Benefit II Option is only available for contracts with Annuitants age 75 or younger at the time of application.
(26)	Nationwide will discontinue deducting the charge associated with the 3% Extra Value Option 7 years from the date the contract was issued. Under certain circumstances, Nationwide may restrict the allocation of purchase payments to the Fixed Account when the Contract Owner elects or has elected the 3% Extra Value Option.
(27)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 3.90% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(28)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 4.05% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(29)	For contracts that elected the Spousal Protection Annuity Option before state approval of the price increase, the charge for the option is 0.10% of the Daily Net Assets of the Variable Account for the duration of the contract.
(30)	Nationwide will discontinue deducting the charges associated with the Capital Preservation Plus Option at the end of the Guaranteed Term Option/Target Term Option that corresponds to the end of the program period elected by the Contract Owner.
(31)	In addition to the 0.35% charge assessed to Variable Account allocations, allocations made to the Fixed Account will be assessed a fee of 0.35% by decreasing the interest we credit to amounts allocated to the Fixed Account.
(32)	The 7% Spousal Continuation Benefit is only available for election if the 7% Lifetime Income Option is elected. For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there currently is no charge associated with the 7% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge for the 7% Spousal Continuation Benefit is 0.15% of the Current Income Benefit Base.
(33)	The 10% Spousal Continuation Benefit is only available for election if the 10% Lifetime Income Option is elected. For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there currently is no charge associated with the 10% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge for the 10% Spousal Continuation Benefit is 0.20% of the Current Income Benefit Base.
(34)	For contracts issued before state approval of the price increase, the charge for the Spousal Protection Annuity Option is 0.10% of the Daily Net Assets of the Variable Account.
(35)	In addition to the 0.35% charge assessed to Variable Account allocations, allocations made to the Fixed Account will be assessed a fee of 0.35% by decreasing the interest credited to amounts allocated to the Fixed Account.
(36)	For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there is currently no charge associated with the 7% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge associated with the 7% Spousal Continuation Benefit is 0.15% of the Current Income Benefit Base.
(37)	For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there is currently no charge associated with the 10% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge associated with the 10% Spousal Continuation Benefit is 0.20% of the Current Income Benefit Base.
(38)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 3.60% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(39)	Beginning in the 9th Contract Year, the Mortality and Expense Charge will be equal to an annualized rate of 1.30% of the Daily Net Assets of the Variable Account.
(40)	Currently, the charge associated with the 5% Lifetime Income Option is equal to 0.75% of the Current Income Benefit Base.
(41)	The 5% Spousal Continuation Benefit is only available for election if the 5% Lifetime Income Option is elected. For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there currently is no charge associated with the 5% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge for the 5% Spousal Continuation Benefit is 0.15% of the Current Income Benefit Base.
(42)	No longer available.
(43)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 3.30% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(44)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 4.10% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(45)	For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there is currently no charge associated with the 5% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge associated with the 5% Spousal Continuation Benefit is 0.15% of the Current Income Benefit Base.
(45)	For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there is currently no charge associated with the 5% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge associated with the 5% Spousal Continuation Benefit is 0.15% of the Current Income Benefit Base.

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

(46)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 4.60% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(47)	The One-Year Enhanced Death Benefit Option is only available for contracts with Annuitants age 80 or younger at the time of application.
(48)	The Beneficiary Protector II Option is only available for contracts with Annuitants age 75 or younger at the time of application. In addition to the 0.35% charge assessed to Variable Account allocations, allocations made to the Fixed Account will be assessed a fee of 0.35% by decreasing the interest credited to amounts allocated to the Fixed Account.
(49)	Currently, the charge for the 7% Lifetime Income Option is 1.20% of the Current Income Benefit Base.
(50)	The 7% Spousal Continuation Benefit may only be elected if and when the 7% Lifetime Income Option is elected. Currently, there is no charge associated with the 7% Spousal Continuation Benefit.
(51)	This charge is a percentage of the Current Income Benefit Base. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(52)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.
(53)	For information about how the Current Income Benefit Base is calculated, see “Determination of the Income Benefit Base Prior to the First Withdrawal.”
(54)	Election of the Liquidity Option replaces the standard 7 year CDSC schedule with the following reduced CDSC schedule:

Range of Liquidity Option CDSC over time:	Number of Completed Years from Date of Contract Issuance	0	1	2	3	4
	CDSC Percentage	7%	7%	6%	5%	0%
	Nationwide will discontinue deducting the charge associated with the Liquidity Option 4 years from the date the contract was issued.

(55)	Currently, the charge for the 5% Lifetime Income Option is 0.75% of the Current Income Benefit Base.
(56)	The 5% Spousal Continuation Benefit may only be elected if and when the 5% Lifetime Income Option is elected.
(57)	The 5% Spousal Continuation Benefit may only be elected if and when the 5% Lifetime Income Option is elected. Currently, there is no charge associated with the 5% Spousal Continuation Benefit.
(58)	The Maximum Possible Total Variable Account Charges associated with a particular contract may be higher or lower than 3.55% depending on whether the Current Income Benefit Base is higher or lower than the Daily Net Assets. For purposes of this table, Nationwide assumes the Current Income Benefit Base is equal to the Daily Net Assets.”
(59)	The One-Month Enhanced Death Benefit Option and the Combination Enhanced Death Benefit Option are only available for contracts with Annuitants age 75 or younger at the time of application.
The following table provides mortality and expense risk charges by asset fee rates for the period ended September 30, 2012.

	Total	ALMCS	ALVDAB	AFGF	AFHY	AFGC	MLVGA3	CHSMM
0.4%	$100,524	$—	$—	$—	$—	$—	$—	$—
0.65%	92,100	—	—	—	—	—	53	105
0.75%	390,683	—	—	—	—	—	2,257	17,210
0.8%	138,705	—	—	—	—	—	237	—
0.85%	484,230	—	—	—	—	—	1,628	15,588
0.95%	230,304	1,024	—	—	—	—	846	30,248
1.05%	209,120	2,172	—	—	—	—	1,198	27,918
1.1%	7,682,039	—	—	—	—	—	15,777	—
1.15%	35,799,657	—	27	—	—	—	72,722	—
1.2%	252,354	—	—	—	—	—	904	—
1.25%	3,602,363	—	—	—	—	—	30,088	—
1.3%	74,789,499	—	—	102,428	15,673	11,424	177,217	—
1.35%	8,784,289	—	44	—	—	—	59,557	2,624
1.4%	12,567,712	—	—	—	—	—	50,876	—
1.45%	4,193,906	317	—	—	—	—	26,057	14
1.5%	15,198,816	—	575	—	—	—	197,080	—
1.55%	26,748,217	—	13	—	—	—	137,962	72
1.6%	2,745,359	—	37	—	—	—	95,572	—
1.65%	7,316,234	—	—	—	—	—	41,800	—
1.7%	2,446,342	—	—	—	—	—	10,932	—
1.75%	74,769,889	—	858	—	—	—	304,537	—
1.8%	6,144,140	—	1,174	—	—	—	77,050	—
1.85%	8,012,307	—	—	—	—	—	31,450	—
1.9%	2,283,095	—	—	—	—	—	9,221	—
1.95%	13,993,660	—	76	—	—	—	125,540	—
2%	9,327,153	—	91	—	—	—	44,165	—
2.05%	3,451,643	—	—	—	—	—	11,056	—
2.1%	5,091,758	—	41	—	—	—	31,233	—
2.15%	7,226,256	—	—	—	—	—	8,903	—
2.2%	5,425,705	—	115	—	—	—	31,581	—
2.25%	3,960,507	—	—	—	—	—	5,465	—
2.3%	2,998,101	—	—	—	—	—	7,919	—
2.35%	12,575,824	—	—	—	—	—	12,411	—
2.4%	2,314,105	—	—	—	—	—	579	—
2.45%	1,363,219	—	—	—	—	—	1,869	—
2.5%	6,523,827	—	—	—	—	—	680	—
2.55%	1,270,973	—	58	—	—	—	1,007	—
2.6%	572,654	—	—	—	—	—	284	—
2.65%	212,839	—	—	—	—	—	886	—
2.7%	650,250	—	—	—	—	—	—	—
2.75%	156,938	—	—	—	—	—	—	—
2.8%	201,755	—	—	—	—	—	—	—
2.85%	149,664	—	—	—	—	—	—	—
2.9%	87,247	—	—	—	—	—	—	—
2.95%	125,276	—	—	—	—	—	—	—
3%	54,289	—	—	—	—	—	—	—
3.05%	46,197	—	—	—	—	—	—	—
3.1%	2,368	—	—	—	—	—	—	—
3.15%	661	—	—	—	—	—	—	—
3.2%	637	—	—	—	—	—	—	—
3.25%	2,899	—	—	—	—	—	—	—
3.3%	3,378	—	—	—	—	—	—	—
3.4%	1,108	—	—	—	—	—	—	—

Totals	$372,772,775	$3,513	$3,109	$102,428	$15,673	$11,424	$1,628,599	$93,779

	DSIF	DSIFS	DSRG	GVGMNS	HVIE	HVSIT	IVMCC2	IVKMG1
0.4%	$—	$222	$—	$—	$39	$16	$6	$—
0.65%	—	111	—	—	17	9	11	—
0.75%	—	2,842	—	—	796	263	—	—
0.8%	6,633	—	1,640	—	—	—	—	—
0.85%	—	8,112	—	—	172	231	—	—
0.95%	—	13,897	—	—	—	—	—	—
1.05%	—	11,326	—	—	—	—	—	—
1.1%	—	23,956	—	—	19	1,647	—	—
1.15%	—	229,357	—	—	4,510	10,298	124	—
1.2%	—	5,720	—	—	—	—	—	—
1.25%	—	27,498	—	—	332	401	—	—
1.3%	1,448,259	117,981	313,498	17	29,529	52,109	574	—
1.35%	—	52,113	—	—	1,382	3,011	212	—
1.4%	718,440	12,971	88,980	—	6	6	20	—
1.45%	—	46,534	—	—	133	512	—	—
1.5%	—	91,960	—	73	7,786	17,401	59	—
1.55%	—	144,795	—	43	9,369	10,650	12	—
1.6%	—	33,884	—	12	1,380	3,073	8	—
1.65%	—	39,294	—	—	1,572	5,907	208	—
1.7%	—	11,787	—	—	120	131	—	—
1.75%	—	169,818	—	58	10,061	26,912	431	—
1.8%	—	47,518	—	—	5,761	2,223	251	—
1.85%	—	52,126	—	—	3,437	15,150	79	—
1.9%	—	9,436	—	—	12	12,818	—	—
1.95%	—	38,339	—	—	2,668	4,880	106	—
2%	—	44,022	—	—	370	12,372	—	—
2.05%	—	17,584	—	—	1,091	3,667	—	—
2.1%	—	23,469	—	—	691	3,041	242	—
2.15%	—	12,778	—	—	188	168	113	—
2.2%	—	22,310	—	—	3,850	2,093	92	—
2.25%	—	6,157	—	—	82	28	—	—
2.3%	—	14,090	—	—	410	1,476	98	—
2.35%	—	12,430	—	—	401	2,640	—	—
2.4%	—	4,108	—	—	—	199	—	—
2.45%	—	2,738	—	—	—	—	—	—
2.5%	—	4,547	—	—	39	434	100	—
2.55%	—	545	—	—	—	4,458	—	—
2.6%	—	750	—	—	—	200	—	—
2.65%	—	522	—	—	—	—	14	—
2.7%	—	730	—	—	—	123	—	—
2.75%	—	303	—	—	—	—	—	—
2.8%	—	—	—	—	—	—	—	—
2.85%	—	504	—	—	—	—	—	—
2.9%	—	—	—	—	—	—	—	—
2.95%	—	—	—	—	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$2,173,332	$1,359,184	$404,118	$203	$86,223	$198,547	$2,760	$—

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	IVKMG2	JPMMV1	JABS	JACAS	JAGTS2	JAGTS	JAIGS2	JAIGS
0.4%	$—	$—	$—	$245	$—	$—	$—	$—
0.65%	—	—	—	195	—	—	141	—
0.75%	221	—	—	877	45	53	822	638
0.8%	41	189	—	2,322	80	173	1,533	1,414
0.85%	205	—	—	2,982	70	202	1,380	1,411
0.95%	279	—	10,195	6,911	—	7	6,260	5,639
1.05%	—	—	15,242	6,727	50	51	5,128	4,744
1.1%	1,440	—	98	15,598	239	339	3,286	3,330
1.15%	13,960	—	12,559	159,376	3,337	4,110	54,599	59,004
1.2%	167	—	69	146	—	—	10	10
1.25%	3,319	—	9,123	14,157	404	531	7,787	9,719
1.3%	16,792	65,951	56	287,214	23,244	42,166	129,809	157,742
1.35%	5,385	—	94	53,684	1,704	3,834	18,193	18,267
1.4%	1,645	16,259	763	46,676	4,957	11,404	27,243	38,953
1.45%	2,667	—	4,382	22,016	1,375	1,239	7,412	8,032
1.5%	6,286	—	6,748	52,870	4,948	6,972	10,594	12,096
1.55%	13,253	—	24,981	124,327	2,694	4,814	50,830	54,465
1.6%	2,230	—	1,381	21,940	1,494	2,258	8,985	10,161
1.65%	2,981	—	322	29,999	6,525	15,635	13,300	11,525
1.7%	1,226	—	4,870	12,855	516	405	2,938	5,137
1.75%	24,609	—	10,467	258,520	3,308	5,060	37,881	42,210
1.8%	3,376	—	4,829	23,015	915	974	12,174	12,488
1.85%	2,892	—	1,633	36,197	818	1,181	4,713	5,327
1.9%	816	—	101	6,932	190	98	3,193	2,871
1.95%	8,033	—	2,640	48,953	1,285	2,118	8,058	9,318
2%	3,571	—	150	49,092	861	1,073	10,199	9,996
2.05%	1,335	—	5,960	11,430	488	1,002	1,911	2,843
2.1%	9,394	—	629	22,981	1,392	2,503	5,566	5,376
2.15%	4,486	—	935	21,040	717	1,088	2,621	3,106
2.2%	2,360	—	3,247	28,926	2,680	3,910	2,880	2,814
2.25%	769	—	401	6,093	—	—	158	171
2.3%	4,177	—	24	20,995	70	69	629	1,189
2.35%	3,917	—	—	33,826	—	—	520	603
2.4%	815	—	—	9,447	—	—	101	115
2.45%	941	—	—	9,193	201	337	589	607
2.5%	2,568	—	—	20,147	—	—	46	39
2.55%	513	—	—	2,296	284	363	320	304
2.6%	83	—	—	3,719	—	—	—	—
2.65%	—	—	—	2,417	—	—	253	275
2.7%	18	—	—	891	—	—	—	—
2.75%	238	—	—	313	—	—	—	—
2.8%	—	—	—	77	—	—	198	158
2.85%	235	—	—	67	—	—	—	—
2.9%	—	—	—	—	—	—	—	—
2.95%	57	—	—	55	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$147,300	$82,399	$121,899	$1,477,739	$64,891	$113,969	$442,260	$502,097

	MIGSC	MNDSC	MVFSC	MVIVSC	MSVFI	MSVF2	MSEM	MSEMB
0.4%	$—	$—	$607	$361	$—	$—	$—	$—
0.65%	—	—	1,330	84	—	—	—	—
0.75%	—	—	5,673	3,178	—	—	—	—
0.8%	—	—	256	—	—	—	17	—
0.85%	—	—	9,046	1,208	—	—	—	—
0.95%	278	—	1,195	302	—	3,346	—	—
1.05%	—	—	456	589	—	1,022	—	—
1.1%	592	24	51,274	2,255	—	2,613	—	196
1.15%	14,168	178	388,991	55,183	—	25,319	—	1,793
1.2%	868	—	3,848	—	—	46	—	—
1.25%	9,033	29	33,700	3,206	—	6,080	—	1,137
1.3%	254	652	288,781	180,953	10,254	—	24,582	—
1.35%	2,521	81	95,122	15,917	—	7,776	—	—
1.4%	1,434	177	68,413	12,709	4,249	2,445	10,753	480
1.45%	2,511	143	54,449	5,267	—	8,585	—	540
1.5%	10,508	118	107,413	42,829	—	16,698	—	3,632
1.55%	14,753	27	346,171	31,329	—	39,276	—	1,291
1.6%	3,337	66	33,111	12,747	—	3,212	—	—
1.65%	3,708	183	95,527	11,845	—	5,916	—	42
1.7%	3,958	20	51,961	1,471	—	10,324	—	325
1.75%	11,493	491	976,541	162,438	—	41,727	—	455
1.8%	4,283	—	92,840	7,836	—	7,022	—	248
1.85%	5,937	58	62,346	38,936	—	4,601	—	139
1.9%	2,090	4	22,754	5,094	—	1,467	—	—
1.95%	1,396	218	135,604	34,614	—	8,895	—	131
2%	992	4	159,110	21,542	—	7,841	—	—
2.05%	3,404	160	34,321	12,646	—	2,231	—	462
2.1%	2,243	579	66,526	9,927	—	3,291	—	—
2.15%	1,577	26	153,318	3,913	—	2,993	—	—
2.2%	1,921	9	44,805	17,985	—	2,109	—	—
2.25%	723	—	74,294	1,095	—	1,769	—	—
2.3%	2,402	—	25,867	11,852	—	1,354	—	—
2.35%	563	1	303,808	6,240	—	10,766	—	—
2.4%	—	—	48,217	1,870	—	1,306	—	—
2.45%	194	89	23,660	5,361	—	103	—	—
2.5%	190	—	27,501	2,067	—	8,040	—	—
2.55%	—	40	24,348	2,739	—	493	—	—
2.6%	—	—	11,489	508	—	721	—	—
2.65%	—	—	871	1,415	—	64	—	—
2.7%	—	—	6,135	72	—	104	—	—
2.75%	—	—	1,550	—	—	—	—	—
2.8%	23	—	1,159	406	—	—	—	—
2.85%	—	—	368	—	—	—	—	—
2.9%	—	—	1,673	—	—	—	—	—
2.95%	—	—	470	—	—	33	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	602	—	—	483	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	32	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$107,354	$3,377	$3,937,533	$729,989	$14,503	$240,071	$35,352	$10,871

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	VKVGR2	MSVRE	MSVREB	VFMG2	NVAMV1	NVAMV2	GVAAA2	GVABD2
0.4%	$—	$—	$—	$—	$—	$80	$605	$22
0.65%	—	—	—	—	—	417	5,988	1,459
0.75%	—	—	—	—	—	1,607	10,295	3,695
0.8%	—	—	—	—	1,080	—	459	328
0.85%	—	—	—	—	—	1,574	10,106	2,520
0.95%	—	—	—	—	—	4,860	317	3,594
1.05%	—	—	—	—	—	4,824	1,610	2,012
1.1%	—	—	—	—	—	28,714	1,210,022	283,967
1.15%	—	—	24	11,497	—	246,539	4,235,902	1,352,942
1.2%	—	—	—	—	—	1,675	7,153	4,515
1.25%	—	—	—	10,919	—	38,655	347,922	79,007
1.3%	—	147	—	—	376,263	83,071	7,870,999	2,278,588
1.35%	—	—	6	1,862	—	92,516	975,723	304,083
1.4%	—	239	—	213	136,001	18,249	202,475	55,998
1.45%	—	—	—	95	—	50,809	342,392	124,274
1.5%	—	—	22	—	—	57,723	2,057,165	592,188
1.55%	—	—	—	29	—	224,933	2,879,490	1,026,222
1.6%	—	—	—	263	—	11,386	124,598	31,849
1.65%	—	—	—	351	—	53,761	667,919	167,097
1.7%	—	—	—	—	—	28,434	212,775	99,742
1.75%	126	—	—	2,968	—	321,937	9,230,689	2,416,897
1.8%	—	—	—	—	—	49,902	438,885	148,281
1.85%	—	—	—	436	—	41,998	1,063,662	343,657
1.9%	—	—	—	223	—	18,156	157,042	125,405
1.95%	68	—	—	336	—	44,953	1,733,288	489,204
2%	—	—	—	—	—	35,913	858,067	268,781
2.05%	—	—	—	—	—	17,980	319,995	199,225
2.1%	—	—	—	—	—	29,444	514,802	146,513
2.15%	—	—	—	—	—	36,404	267,127	188,266
2.2%	—	—	—	245	—	24,748	614,052	202,615
2.25%	—	—	—	—	—	17,545	436,318	388,568
2.3%	—	—	—	—	—	19,974	252,198	150,158
2.35%	—	—	—	—	—	43,421	981,397	928,011
2.4%	—	—	—	—	—	10,127	213,653	190,295
2.45%	—	—	—	—	—	6,522	126,027	78,129
2.5%	—	—	—	—	—	24,993	897,853	891,083
2.55%	—	—	—	—	—	2,215	117,260	89,046
2.6%	—	—	—	—	—	3,593	32,883	36,194
2.65%	—	—	—	—	—	512	25,494	21,494
2.7%	—	—	—	—	—	1,560	70,626	65,761
2.75%	—	—	—	—	—	41	13,764	12,837
2.8%	—	—	—	—	—	1,324	29,798	13,285
2.85%	—	—	—	—	—	1,060	19,379	19,974
2.9%	—	—	—	—	—	862	6,130	5,372
2.95%	—	—	—	—	—	352	20,657	20,407
3%	—	—	—	—	—	—	1,565	1,543
3.05%	—	—	—	—	—	—	3,731	3,678
3.1%	—	—	—	—	—	—	537	529
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	911	898
3.3%	—	—	—	—	—	89	—	64
3.4%	—	—	—	—	—	—	—	—

	$194	$386	$52	$29,437	$513,344	$1,705,452	$39,611,705	$13,860,272

	GVAGG2	GVAGR2	GVAGI2	HIBF	HIBF3	GEM	GEM2	GEM3
0.4%	$166	$98	$120	$—	$—	$—	$—	$—
0.65%	153	102	1,526	—	—	—	—	—
0.75%	1,267	1,186	5,595	—	151	—	—	—
0.8%	507	1,127	205	—	84	38	—	830
0.85%	983	2,725	3,371	—	668	—	—	—
0.95%	1,090	1,691	1,348	529	5,254	—	—	—
1.05%	1,164	1,843	431	75	1,977	—	—	—
1.1%	20,348	42,923	272,489	317	3,920	—	75	—
1.15%	158,392	277,687	1,333,467	13,700	156,632	—	2,957	—
1.2%	921	1,352	3,342	711	105	—	324	—
1.25%	19,881	25,155	69,252	7,009	15,138	—	1,474	—
1.3%	228,369	355,291	2,329,659	28	131,781	917	—	197,919
1.35%	65,806	96,284	317,411	3,271	35,036	—	—	—
1.4%	25,450	45,364	21,417	928	42,472	1,304	866	40,002
1.45%	23,960	42,572	110,411	3,341	40,560	—	259	—
1.5%	84,222	138,868	622,587	2,313	69,717	—	408	—
1.55%	142,486	268,127	1,013,287	20,705	146,465	—	2,945	—
1.6%	23,213	54,930	43,425	1,638	49,940	—	—	—
1.65%	36,307	62,387	149,754	698	38,873	—	—	—
1.7%	18,446	25,480	88,017	3,476	8,558	—	520	—
1.75%	303,029	512,020	2,410,832	4,150	109,083	—	231	—
1.8%	29,561	63,045	127,438	2,516	59,665	—	421	—
1.85%	29,887	52,677	352,610	2,866	30,689	—	1,088	—
1.9%	7,444	14,285	128,224	464	13,422	—	595	—
1.95%	60,477	95,440	503,072	147	11,907	—	411	—
2%	33,976	66,968	282,719	715	36,861	—	—	—
2.05%	13,830	21,513	200,875	215	4,419	—	59	—
2.1%	34,286	38,795	136,692	339	8,077	—	26	—
2.15%	10,434	23,698	195,223	456	5,054	—	185	—
2.2%	19,359	36,726	213,771	—	20,859	—	304	—
2.25%	5,516	14,946	400,599	—	4,066	—	13	—
2.3%	13,071	16,015	164,772	—	5,631	—	—	—
2.35%	18,724	43,312	953,741	—	4,596	—	—	—
2.4%	4,114	3,665	193,850	—	206	—	—	—
2.45%	4,690	6,298	77,755	—	2,492	—	—	—
2.5%	16,398	24,822	917,315	—	13	—	—	—
2.55%	1,106	2,580	90,888	—	9,939	—	—	—
2.6%	2,659	2,358	34,303	—	—	—	—	—
2.65%	1,758	4,165	23,366	—	54	—	—	—
2.7%	539	2,252	67,108	—	—	—	—	—
2.75%	117	194	12,138	—	83	—	—	—
2.8%	237	368	14,335	—	1,873	—	—	—
2.85%	—	526	20,100	—	—	—	—	—
2.9%	255	602	5,576	—	—	—	—	—
2.95%	153	98	21,421	—	—	—	—	—
3%	—	—	1,624	—	—	—	—	—
3.05%	96	265	3,870	—	—	—	—	—
3.1%	—	—	556	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	945	—	—	—	—	—
3.3%	44	44	45	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$1,464,891	$2,492,869	$13,942,877	$70,607	$1,076,320	$2,259	$13,161	$238,751

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	GEM6	GIG	GIG3	NVIE6	NVNMO1	NVNMO2	NVNSR1	NVNSR2
0.4%	$—	$—	$—	$66	$—	$109	$—	$38
0.65%	—	—	—	15	—	128	—	901
0.75%	519	—	—	94	—	548	—	3,190
0.8%	—	31	809	—	1,744	—	58	—
0.85%	1,057	—	—	450	—	80	—	6,707
0.95%	620	—	—	147	—	98	—	155
1.05%	1,438	—	—	334	—	22	—	229
1.1%	3,954	—	—	5,764	—	5,453	—	23,470
1.15%	97,052	—	—	31,712	—	20,660	—	192,276
1.2%	170	—	—	—	—	89	—	2,642
1.25%	9,486	—	—	3,031	—	5,650	—	13,504
1.3%	24,478	76	157,861	22,750	457,002	42,532	18,096	44,208
1.35%	28,537	—	—	9,417	—	7,444	—	39,822
1.4%	3,038	248	93,682	1,232	260,506	2,204	2,790	24,738
1.45%	21,185	—	—	13,816	—	854	—	22,450
1.5%	34,786	—	—	17,931	—	13,127	—	39,513
1.55%	76,755	—	—	29,503	—	22,430	—	191,195
1.6%	25,436	—	—	7,417	—	2,076	—	11,346
1.65%	34,036	—	—	7,687	—	10,662	—	55,145
1.7%	4,317	—	—	2,194	—	244	—	30,462
1.75%	68,757	—	—	59,386	—	55,688	—	559,964
1.8%	16,015	—	—	5,387	—	4,249	—	49,252
1.85%	13,466	—	—	7,558	—	4,727	—	30,292
1.9%	2,875	—	—	6,568	—	953	—	11,327
1.95%	29,165	—	—	8,955	—	20,998	—	72,412
2%	18,396	—	—	14,497	—	8,059	—	112,132
2.05%	4,939	—	—	2,803	—	3,447	—	21,276
2.1%	27,337	—	—	6,658	—	5,097	—	40,594
2.15%	5,451	—	—	1,432	—	2,680	—	120,344
2.2%	16,624	—	—	3,555	—	9,396	—	24,723
2.25%	2,156	—	—	1,328	—	331	—	53,214
2.3%	4,486	—	—	6,017	—	5,522	—	10,950
2.35%	3,404	—	—	7,589	—	2,795	—	224,025
2.4%	290	—	—	1,140	—	1,934	—	36,326
2.45%	3,929	—	—	73	—	1,429	—	15,498
2.5%	347	—	—	1,951	—	986	—	4,175
2.55%	2,377	—	—	3,348	—	1,588	—	21,266
2.6%	—	—	—	327	—	—	—	6,539
2.65%	312	—	—	70	—	1,126	—	428
2.7%	—	—	—	—	—	—	—	5,109
2.75%	—	—	—	328	—	22	—	1,283
2.8%	780	—	—	—	—	435	—	1,019
2.85%	—	—	—	—	—	—	—	258
2.9%	—	—	—	—	—	—	—	1,494
2.95%	—	—	—	—	—	—	—	449
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	184
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	32
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$587,970	$355	$252,352	$292,530	$719,252	$265,872	$20,944	$2,126,556

	NVCRA2	NVCRB2	NVCCA2	NVCCN2	NVCMD2	NVCMA2	NVCMC2	NVCBD1
0.4%	$—	$67	$968	$—	$1,927	$—	$205	$—
0.65%	—	4,112	9,901	2,355	5,124	—	2,254	—
0.75%	419	12,583	17,182	10,585	38,409	11,027	9,156	—
0.8%	80	27	80	—	7	83	—	76
0.85%	574	28,515	53,200	7,212	29,485	1,841	20,087	—
0.95%	—	—	—	—	—	—	—	—
1.05%	—	—	—	—	—	—	—	—
1.1%	1,308	726,221	715,251	284,994	988,650	79,667	315,156	—
1.15%	47,851	1,222,518	2,569,040	617,834	2,457,772	595,672	742,285	—
1.2%	—	14,899	7,327	10,760	18,052	—	1,958	—
1.25%	4,831	157,398	203,640	83,218	199,802	27,750	72,031	—
1.3%	21,343	3,518,234	5,081,461	1,319,141	4,841,899	80,193	1,405,962	19,378
1.35%	8,055	226,977	667,262	118,899	641,458	145,098	169,992	—
1.4%	1,767	37,467	11,055	46,857	77,973	22,378	28,395	10,313
1.45%	2,763	113,628	159,706	106,418	197,539	60,318	78,335	—
1.5%	13,122	898,236	1,441,059	336,168	1,313,489	92,171	359,943	—
1.55%	24,811	789,238	1,345,746	610,507	1,456,276	515,400	603,446	—
1.6%	10,516	70,354	30,871	37,429	68,975	23,870	37,809	—
1.65%	7,582	206,321	314,179	171,604	411,830	148,714	139,970	—
1.7%	2,075	46,884	117,372	8,683	83,985	27,828	27,786	—
1.75%	34,595	2,836,512	7,498,428	1,771,887	6,170,298	1,146,804	1,508,079	—
1.8%	8,792	130,743	201,428	186,368	292,736	104,006	192,890	—
1.85%	711	414,058	699,549	239,585	571,548	57,863	250,922	—
1.9%	53	129,293	263,108	24,387	117,640	27,984	60,650	—
1.95%	16,629	603,608	1,642,996	305,160	1,087,952	182,789	266,495	—
2%	13,142	321,054	411,903	320,632	568,251	239,595	186,617	—
2.05%	961	113,878	234,818	39,333	155,047	77,464	35,002	—
2.1%	28,259	139,661	410,258	215,372	305,324	71,254	91,065	—
2.15%	519	200,596	315,411	47,757	198,747	244,308	61,911	—
2.2%	10,091	295,910	439,552	143,422	464,390	66,084	119,876	—
2.25%	48	276,561	43,450	19,913	38,566	30,884	45,325	—
2.3%	392	148,932	268,692	77,721	205,783	77,587	89,344	—
2.35%	1,416	1,101,671	353,815	69,927	126,488	176,805	54,847	—
2.4%	—	119,934	85,654	14,030	42,231	39,436	25,094	—
2.45%	149	135,277	102,773	23,961	41,994	14,321	24,190	—
2.5%	—	1,578,522	170,890	52,390	96,643	27,413	110,291	—
2.55%	2,313	70,443	114,505	13,304	40,317	1,579	3,630	—
2.6%	35,600	70,589	542	8,949	8,503	4,562	17,931	—
2.65%	141	2,671	8,550	3,386	9,677	6,030	8,949	—
2.7%	—	148,039	10,823	3,876	22,553	3,213	29,547	—
2.75%	—	10,129	—	7,415	14,761	—	4,721	—
2.8%	—	—	173	5,287	—	1,331	791	—
2.85%	—	24,145	7,200	3,779	9,491	—	7,335	—
2.9%	—	—	—	—	—	2,058	3,534	—
2.95%	—	3,600	2,933	—	4,010	—	18,905	—
3%	—	422	934	—	—	—	—	—
3.05%	—	6,495	—	2,422	3,512	2,357	—	—
3.1%	—	746	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	77	—	—	—	68	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	1,108	—	—	—

	$300,908	$16,957,245	$26,033,685	$7,372,927	$23,430,222	$4,437,805	$7,232,711	$29,767

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	NVCBD2	NVLCP2	TRF	TRF2	GBF	CAF	CAF2	GVIX8
0.4%	$88	$17	$—	$—	$99	$—	$32	$—
0.65%	1,099	—	—	865	1,625	—	270	21
0.75%	3,793	632	—	1,614	6,723	—	428	205
0.8%	—	620	17,570	—	2,681	3,813	—	147
0.85%	6,405	355	—	5,372	9,312	—	30	1,338
0.95%	1,273	186	—	1,486	10,160	—	—	392
1.05%	1,963	309	—	2,313	9,102	—	—	909
1.1%	27,270	8,558	—	22,276	38,747	—	622	20,024
1.15%	138,731	38,712	—	200,125	474,616	—	12,438	28,687
1.2%	2,221	—	—	2,723	3,980	—	18	77
1.25%	16,010	7,023	—	14,180	47,751	—	781	1,273
1.3%	32,741	93,149	898,120	13,592	803,654	248,721	43,847	29,807
1.35%	26,234	10,914	—	44,973	119,173	—	2,279	4,977
1.4%	21,957	13,696	317,891	24,771	364,934	82,912	6,482	4,310
1.45%	24,525	12,652	—	21,303	73,548	—	1,287	5,410
1.5%	31,395	34,327	—	28,983	81,386	—	9,617	7,140
1.55%	132,685	50,376	—	214,553	400,794	—	10,293	19,030
1.6%	16,640	9,948	—	5,572	48,624	—	2,130	1,391
1.65%	41,014	19,653	—	55,902	106,022	—	2,677	6,097
1.7%	28,423	2,835	—	33,466	50,994	—	721	994
1.75%	402,794	115,470	—	559,667	808,058	—	56,135	27,796
1.8%	44,756	11,721	—	50,204	100,380	—	874	4,309
1.85%	20,908	22,675	—	19,690	49,487	—	10,867	4,821
1.9%	2,765	1,623	—	5,969	13,550	—	1,067	728
1.95%	48,819	26,101	—	62,238	129,161	—	8,500	6,408
2%	86,431	9,535	—	100,134	163,420	—	3,326	9,211
2.05%	17,290	3,828	—	19,710	28,388	—	2,014	1,807
2.1%	25,410	5,190	—	32,721	44,499	—	3,142	1,275
2.15%	78,191	4,185	—	123,536	142,283	—	1,805	694
2.2%	16,400	11,147	—	20,858	52,425	—	1,760	3,637
2.25%	67,634	1,461	—	50,382	81,009	—	961	975
2.3%	4,331	8,534	—	6,674	18,725	—	3,897	1,470
2.35%	240,579	5,972	—	218,491	335,135	—	2,848	5,268
2.4%	23,797	358	—	37,382	46,444	—	—	66
2.45%	17,650	167	—	14,722	21,194	—	12	953
2.5%	3,920	2,415	—	3,631	18,158	—	203	751
2.55%	14,679	74	—	15,323	22,075	—	3,807	54
2.6%	6,645	398	—	7,423	11,608	—	—	68
2.65%	301	142	—	432	4,334	—	8	—
2.7%	4,256	1,360	—	6,100	7,680	—	—	—
2.75%	1,526	—	—	1,578	5,134	—	—	109
2.8%	1,120	—	—	1,014	1,503	—	290	—
2.85%	210	—	—	284	304	—	—	—
2.9%	1,180	—	—	1,476	1,746	—	—	—
2.95%	272	—	—	456	579	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	213	—	—	180	237	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	32	32	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$1,686,544	$536,318	$1,233,581	$2,054,376	$4,761,473	$335,446	$195,468	$202,629

	GVIDA	NVDBL2	NVDCA2	GVIDC	GVIDM	GVDMA	GVDMC	MCIF
0.4%	$—	$702	$451	$—	$1,713	$—	$2,055	$175
0.65%	—	2,024	10,960	2,874	13,778	1,946	6,512	73
0.75%	877	8,041	26,256	15,405	30,420	5,203	7,309	1,091
0.8%	3,357	54	106	186	3,716	6,880	1,897	1,672
0.85%	1,131	21,172	37,450	8,901	26,931	4,235	15,166	2,794
0.95%	694	—	—	620	5,331	5,530	2,928	1,023
1.05%	1,367	570	—	1,257	4,898	8,241	648	1,557
1.1%	7,945	182,272	227,564	152,948	633,975	148,423	170,327	4,611
1.15%	192,575	495,413	1,101,133	683,395	3,510,017	1,942,025	1,013,305	113,264
1.2%	6,450	254	1,179	7,961	18,275	33,870	3,615	1,138
1.25%	34,957	51,434	41,639	51,768	304,694	164,368	106,749	17,383
1.3%	81,352	2,174,314	3,325,335	1,300,717	3,402,789	233,068	1,174,207	310,326
1.35%	55,432	94,422	228,701	119,344	696,990	411,959	225,765	34,174
1.4%	59,345	14,578	5,929	113,842	636,320	258,861	150,194	83,545
1.45%	28,324	12,477	100,814	86,428	282,368	182,686	145,639	35,174
1.5%	112,148	492,414	711,443	340,060	955,004	244,073	289,432	30,563
1.55%	155,065	226,428	512,194	505,499	2,250,911	1,591,161	647,136	93,536
1.6%	37,930	22,078	16,246	54,546	232,599	79,209	73,809	20,217
1.65%	168,089	74,871	184,988	135,785	746,541	571,662	225,811	19,024
1.7%	44,941	7,887	22,856	16,951	215,758	169,329	50,267	9,864
1.75%	693,985	1,112,308	3,401,789	1,452,975	6,935,976	4,266,228	1,722,336	135,555
1.8%	52,342	51,346	67,350	213,151	508,706	283,623	178,989	25,860
1.85%	59,851	122,235	386,188	205,584	491,649	199,724	151,551	23,442
1.9%	46,857	57,667	8,323	34,377	261,717	206,929	113,744	4,406
1.95%	195,261	236,238	726,896	152,026	1,032,014	737,734	250,450	32,790
2%	134,610	104,610	128,410	309,338	843,720	496,491	330,226	18,832
2.05%	144,044	57,072	54,417	34,916	337,019	287,818	76,450	11,902
2.1%	127,259	56,675	167,277	78,933	386,675	307,481	88,514	18,742
2.15%	297,228	90,784	80,033	68,457	1,083,578	1,125,346	236,931	9,821
2.2%	29,285	133,321	180,197	166,601	271,017	139,012	129,882	19,391
2.25%	136,684	62,634	9,701	18,578	426,502	149,720	358,120	6,373
2.3%	85,353	60,381	59,870	64,630	210,892	182,020	72,377	6,953
2.35%	269,266	239,653	48,358	63,528	1,416,108	683,751	949,854	12,872
2.4%	41,443	9,453	8,945	14,148	248,345	173,767	160,551	3,634
2.45%	23,251	11,526	19,724	10,785	82,133	47,640	46,565	2,587
2.5%	36,266	132,634	15,840	41,851	516,422	102,133	334,132	5,040
2.55%	54,818	9,211	18,096	21,304	100,316	71,939	63,380	3,737
2.6%	11,521	22,370	—	11,932	42,153	28,259	12,516	82
2.65%	4,672	4,909	285	6,436	7,925	10,222	3,118	644
2.7%	7,270	15,737	—	2,298	48,169	27,182	23,738	41
2.75%	460	1,804	—	7,764	10,808	5,525	2,959	281
2.8%	12,947	1,873	—	6,328	4,905	7,795	3,345	1,244
2.85%	2,221	3,999	—	—	9,680	5,490	4,782	—
2.9%	2,649	9,706	—	—	9,012	12,657	5,698	—
2.95%	38	4,398	—	—	5,954	1,951	8,481	23
3%	6,614	—	2,677	—	2,294	24,370	12,246	—
3.05%	4,863	6,554	—	—	695	2,265	847	242
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	661	—	—	—
3.2%	—	239	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	2,746	—	—
3.4%	—	—	—	—	—	—	—	—

	$3,473,037	$6,500,742	$11,939,620	$6,584,427	$29,268,073	$15,652,547	$9,654,553	$1,125,698

	SAM	NVMIG3	NVMIG6	GVDIV2	GVDIV3	GVDIV6	NVMLG1	NVMLG2
0.4%	$651	$—	$7	$—	$—	$66	$—	$49
0.65%	950	—	895	—	—	129	—	545
0.75%	16,171	—	2,399	—	—	1,725	—	2,968
0.8%	8,968	994	—	—	108	—	912	—
0.85%	7,560	—	4,839	—	—	401	—	2,319
0.95%	5,302	—	444	144	—	1,724	—	2,053
1.05%	2,628	—	1,258	—	—	934	—	1,673
1.1%	48,007	—	23,222	—	—	15,441	—	12,849
1.15%	778,185	—	199,601	994	—	92,169	—	150,149
1.2%	6,739	—	2,863	—	—	870	—	2,597
1.25%	88,058	—	15,134	259	—	5,861	—	23,130
1.3%	1,551,231	230,406	38,778	—	36,194	53,267	80,076	32,982
1.35%	178,060	—	48,122	—	—	18,095	—	37,462
1.4%	690,429	107,958	23,649	134	16,995	3,986	20,713	14,493
1.45%	105,312	—	29,239	105	—	9,270	—	23,496
1.5%	245,244	—	38,042	579	—	25,168	—	47,431
1.55%	665,113	—	211,074	1,397	—	70,099	—	175,780
1.6%	126,569	—	6,684	149	—	4,869	—	15,726
1.65%	150,733	—	55,449	—	—	14,852	—	42,818
1.7%	44,957	—	31,893	49	—	9,725	—	24,245
1.75%	1,010,995	—	582,762	60	—	156,713	—	305,034
1.8%	199,584	—	49,544	374	—	12,103	—	43,509
1.85%	158,852	—	28,299	317	—	14,710	—	25,483
1.9%	27,665	—	4,973	—	—	7,462	—	6,653
1.95%	177,365	—	72,564	134	—	34,749	—	47,293
2%	187,677	—	103,528	—	—	18,029	—	71,939
2.05%	66,710	—	19,471	1,134	—	9,077	—	16,894
2.1%	78,961	—	35,268	199	—	11,105	—	26,893
2.15%	68,534	—	128,477	—	—	6,950	—	65,615
2.2%	121,174	—	23,617	—	—	11,033	—	26,543
2.25%	49,321	—	43,409	—	—	4,043	—	26,552
2.3%	46,075	—	7,458	—	—	11,371	—	9,628
2.35%	131,401	—	198,202	—	—	16,378	—	101,158
2.4%	21,477	—	38,897	—	—	1,950	—	21,755
2.45%	29,116	—	15,305	—	—	3,541	—	8,973
2.5%	39,359	—	3,645	—	—	9,719	—	4,138
2.55%	13,400	—	16,124	—	—	1,068	—	7,406
2.6%	7,942	—	5,214	—	—	1,192	—	2,965
2.65%	2,114	—	782	—	—	1,212	—	289
2.7%	2,816	—	5,967	—	—	347	—	2,408
2.75%	3,226	—	1,442	—	—	395	—	662
2.8%	705	—	1,124	—	—	982	—	3,496
2.85%	692	—	266	—	—	—	—	97
2.9%	622	—	1,497	—	—	369	—	677
2.95%	198	—	476	—	—	—	—	215
3%	—	—	—	—	—	—	—	—
3.05%	251	—	163	—	—	—	—	75
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	44	—	—	—	—	16
3.25%	—	—	—	—	—	—	—	—
3.3%	18	—	—	—	—	31	—	—
3.4%	—	—	—	—	—	—	—	—

	$7,167,117	$339,358	$2,122,110	$6,028	$53,297	$663,180	$101,701	$1,439,131

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	NVMLV1	NVMLV2	NVMMG1	NVMMG2	NVMMV2	SCGF	SCGF2	SCVF
0.4%	$—	$13	$—	$12	$12	$—	$2	$—
0.65%	—	163	—	454	740	—	12	—
0.75%	—	2,582	—	1,255	2,603	—	62	—
0.8%	241	23	4,650	—	1,010	590	—	1,431
0.85%	—	227	—	2,823	3,195	—	69	—
0.95%	—	671	—	3,075	31	—	142	—
1.05%	—	21	—	1,052	16	—	—	—
1.1%	—	7,040	—	19,920	20,063	—	1,347	—
1.15%	—	55,339	—	169,457	131,928	—	26,299	—
1.2%	—	1,052	—	2,028	1,678	—	—	—
1.25%	—	13,545	—	20,070	11,087	—	5,109	—
1.3%	23,571	48,846	1,510,447	43,226	1,177,707	47,568	12,057	233,432
1.35%	—	13,403	—	45,952	33,724	—	5,256	—
1.4%	8,648	5,517	309,812	16,140	362,829	12,364	2,012	89,371
1.45%	—	7,947	—	24,932	16,562	—	7,383	—
1.5%	—	36,766	—	38,846	24,748	—	10,312	—
1.55%	—	67,641	—	172,251	143,968	—	29,618	—
1.6%	—	9,506	—	10,100	7,113	—	6,799	—
1.65%	—	10,622	—	52,705	38,572	—	6,261	—
1.7%	—	12,401	—	26,849	20,969	—	4,376	—
1.75%	—	77,018	—	379,199	382,448	—	32,411	—
1.8%	—	24,152	—	40,497	33,228	—	6,760	—
1.85%	—	13,843	—	25,712	14,140	—	11,623	—
1.9%	—	1,281	—	8,788	3,554	—	1,741	—
1.95%	—	20,958	—	55,582	48,319	—	9,384	—
2%	—	18,123	—	69,225	70,110	—	13,527	—
2.05%	—	12,036	—	19,734	14,112	—	6,578	—
2.1%	—	11,686	—	26,518	25,624	—	9,427	—
2.15%	—	5,876	—	78,747	87,250	—	3,117	—
2.2%	—	5,618	—	18,955	16,926	—	14,012	—
2.25%	—	2,773	—	27,916	33,449	—	1,105	—
2.3%	—	14,409	—	13,857	6,058	—	1,613	—
2.35%	—	4,066	—	126,963	147,121	—	4,275	—
2.4%	—	2,414	—	25,409	25,893	—	513	—
2.45%	—	10,621	—	17,902	10,029	—	700	—
2.5%	—	7,936	—	6,605	5,857	—	1,957	—
2.55%	—	330	—	8,521	11,756	—	220	—
2.6%	—	477	—	6,893	4,119	—	163	—
2.65%	—	3,309	—	2,448	236	—	215	—
2.7%	—	150	—	3,346	4,172	—	—	—
2.75%	—	21	—	1,323	882	—	—	—
2.8%	—	17	—	849	606	—	7,094	—
2.85%	—	—	—	130	171	—	—	—
2.9%	—	—	—	815	1,050	—	—	—
2.95%	—	20	—	257	348	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	85	120	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	20	28	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$32,460	$530,459	$1,824,909	$1,617,443	$2,946,161	$60,522	$243,551	$324,234

	SCVF2	SCF	SCF2	MSBF	NVSTB2	NVOLG1	NVOLG2	NVTIV3
0.4%	$31	$—	$4	$235	$113	$—	$—	$174
0.65%	52	—	2	249	106	—	226	1,036
0.75%	1,194	—	356	4,204	2,864	—	693	3,193
0.8%	—	4,100	—	208	101	7,789	—	—
0.85%	317	—	857	1,876	915	—	597	5,662
0.95%	1,036	—	3,197	4,015	911	—	2,553	—
1.05%	155	—	1,833	2,579	485	—	3,437	7
1.1%	1,349	—	5,719	19,281	19,923	—	21,903	39,676
1.15%	41,028	—	90,027	164,270	102,005	—	434,147	267,174
1.2%	136	—	372	545	637	—	5,030	2,731
1.25%	14,027	—	21,538	22,339	4,412	—	110,360	16,353
1.3%	13,086	496,572	19,483	299,092	70,492	2,414,540	45,786	216,208
1.35%	12,172	—	42,378	49,851	18,517	—	186,060	57,844
1.4%	2,747	231,739	5,557	46,091	16,969	1,020,384	35,359	26,519
1.45%	16,571	—	19,893	39,472	16,587	—	92,470	25,987
1.5%	12,031	—	24,627	91,478	42,355	—	109,503	82,096
1.55%	34,098	—	60,137	156,716	81,842	—	429,748	246,851
1.6%	8,295	—	7,240	18,700	19,076	—	42,596	9,055
1.65%	8,766	—	14,517	36,270	14,498	—	105,169	69,399
1.7%	3,846	—	14,396	9,425	12,142	—	48,592	32,274
1.75%	29,223	—	57,197	334,726	188,358	—	361,228	763,759
1.8%	8,888	—	10,874	37,694	21,025	—	131,573	57,722
1.85%	7,028	—	6,988	58,288	20,960	—	87,486	49,041
1.9%	1,348	—	6,639	14,906	9,622	—	18,030	5,827
1.95%	7,508	—	9,777	82,256	29,075	—	74,161	125,448
2%	7,502	—	10,126	48,146	23,256	—	83,085	118,088
2.05%	2,220	—	1,694	27,884	9,597	—	33,344	23,976
2.1%	4,748	—	4,735	27,310	20,705	—	51,840	52,041
2.15%	1,916	—	4,962	13,541	14,310	—	80,390	134,159
2.2%	2,752	—	4,296	30,020	14,098	—	39,792	42,115
2.25%	875	—	1,248	16,149	14,433	—	18,891	44,645
2.3%	2,362	—	5,330	26,413	9,367	—	24,281	14,584
2.35%	2,172	—	2,663	61,330	35,595	—	41,919	206,769
2.4%	375	—	557	4,372	8,833	—	22,707	40,167
2.45%	582	—	141	16,770	7,368	—	5,962	18,855
2.5%	941	—	852	34,304	41,524	—	10,976	4,712
2.55%	81	—	964	5,621	4,486	—	2,889	16,235
2.6%	156	—	124	4,322	7,418	—	4,661	5,317
2.65%	—	—	19	2,027	2,508	—	1,353	880
2.7%	244	—	77	627	1,924	—	733	6,317
2.75%	—	—	—	435	1,974	—	110	1,377
2.8%	—	—	179	1,656	453	—	821	933
2.85%	—	—	262	1,320	522	—	137	273
2.9%	19	—	168	—	555	—	—	1,526
2.95%	—	—	137	226	191	—	159	504
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	162
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	44
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	44	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$251,877	$732,411	$462,142	$1,817,239	$913,151	$3,442,713	$2,770,757	$2,837,715

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	EIF2	NVRE1	NVRE2	ALVBWB	ALVGIB	ALVSVB	ACVB	ACVCA
0.4%	$—	$—	$—	$205	$—	$49	$—	$—
0.65%	222	—	49	—	—	309	—	—
0.75%	1,940	—	1,015	—	—	976	—	—
0.8%	48	4,094	—	—	—	164	1,046	—
0.85%	1,556	—	2,815	—	—	368	—	—
0.95%	31	—	4,763	—	1,759	936	—	—
1.05%	294	—	1,383	—	1,404	1,006	—	—
1.1%	21,647	—	4,809	—	422	9,793	—	—
1.15%	146,850	—	165,110	—	8,881	50,311	—	—
1.2%	1,364	—	386	—	503	480	—	—
1.25%	20,782	—	23,667	—	9,667	9,952	—	—
1.3%	158,573	462,493	21,064	—	1,407	112,693	245,571	848
1.35%	32,185	—	37,594	—	69	16,998	—	—
1.4%	21,178	207,213	8,089	—	231	12,961	101,366	62
1.45%	17,051	—	30,146	—	4,824	7,743	—	—
1.5%	84,765	—	47,071	—	7,640	41,614	—	—
1.55%	155,991	—	139,373	—	10,100	53,475	—	—
1.6%	20,087	—	24,184	—	1,904	9,055	—	—
1.65%	33,671	—	21,490	—	263	23,853	—	—
1.7%	31,431	—	11,682	—	2,233	10,712	—	—
1.75%	369,465	—	74,029	—	5,232	110,406	—	—
1.8%	41,037	—	36,387	—	7,295	20,197	—	—
1.85%	39,633	—	15,908	—	764	22,477	—	—
1.9%	5,485	—	6,476	—	1,497	2,102	—	—
1.95%	58,305	—	19,858	—	795	35,239	—	—
2%	59,178	—	20,329	—	—	20,963	—	—
2.05%	13,081	—	5,786	—	2,352	4,891	—	—
2.1%	20,617	—	18,964	—	657	15,233	—	—
2.15%	52,209	—	4,228	—	1,207	7,485	—	—
2.2%	33,275	—	17,803	—	245	13,964	—	—
2.25%	10,292	—	2,348	—	405	3,460	—	—
2.3%	13,114	—	6,142	—	273	10,609	—	—
2.35%	56,470	—	2,297	—	—	11,298	—	—
2.4%	15,075	—	939	—	—	1,480	—	—
2.45%	6,577	—	1,055	—	—	4,022	—	—
2.5%	11,006	—	3	—	—	7,755	—	—
2.55%	5,463	—	1,365	—	—	1,671	—	—
2.6%	1,515	—	—	—	—	459	—	—
2.65%	1,092	—	220	—	—	—	—	—
2.7%	2,262	—	—	—	—	339	—	—
2.75%	588	—	71	—	—	450	—	—
2.8%	480	—	1,325	—	—	53	—	—
2.85%	88	—	—	—	—	—	—	—
2.9%	408	—	—	—	—	—	—	—
2.95%	242	—	—	—	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	29	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	16	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$1,566,668	$673,800	$780,223	$205	$72,029	$658,001	$347,983	$910

	ACVIG	ACVIG2	ACVIP2	ACVI	ACVI3	ACVMV1	ACVMV2	ACVU2
0.4%	$—	$—	$436	$—	$—	$—	$215	$—
0.65%	—	—	910	—	—	—	141	—
0.75%	—	—	6,840	—	—	—	2,591	—
0.8%	370	—	1,095	—	—	882	—	—
0.85%	—	—	10,029	—	—	—	1,629	—
0.95%	—	2,368	11,563	—	—	—	967	—
1.05%	—	2,919	6,201	—	—	—	980	—
1.1%	—	—	31,351	—	—	—	16,195	—
1.15%	—	8,624	307,816	—	—	—	87,161	—
1.2%	—	—	1,700	—	—	—	289	—
1.25%	—	4,853	67,362	—	—	—	12,596	—
1.3%	108,455	—	526,950	65	1	55,724	100,957	—
1.35%	—	281	76,942	—	—	—	29,032	—
1.4%	38,376	1,919	104,390	79	—	15,288	7,546	—
1.45%	—	1,704	51,030	—	—	—	13,526	—
1.5%	—	1,744	121,626	—	—	—	35,771	—
1.55%	—	11,952	303,848	—	—	—	91,685	29
1.6%	—	317	52,531	—	—	—	12,826	—
1.65%	—	106	102,014	—	—	—	21,397	—
1.7%	—	56	21,764	—	—	—	6,012	—
1.75%	—	2,014	538,494	—	—	—	186,596	—
1.8%	—	1,783	99,290	—	—	—	22,960	—
1.85%	—	2,853	86,127	—	—	—	26,812	—
1.9%	—	1,299	9,416	—	—	—	4,415	—
1.95%	—	91	151,062	—	—	—	49,734	—
2%	—	—	57,760	—	—	—	17,843	—
2.05%	—	1,129	33,782	—	—	—	6,190	—
2.1%	—	139	59,745	—	—	—	16,036	—
2.15%	—	39	22,902	—	—	—	15,094	—
2.2%	—	251	65,143	—	—	—	15,175	—
2.25%	—	—	18,970	—	—	—	2,868	—
2.3%	—	—	30,803	—	—	—	8,189	—
2.35%	—	—	40,802	—	—	—	13,671	—
2.4%	—	62	10,750	—	—	—	3,665	—
2.45%	—	—	15,484	—	—	—	3,051	—
2.5%	—	—	32,086	—	—	—	16,291	—
2.55%	—	—	5,137	—	—	—	1,346	—
2.6%	—	—	6,123	—	—	—	1,380	—
2.65%	—	—	110	—	—	—	1,058	—
2.7%	—	—	1,525	—	—	—	1,760	—
2.75%	—	—	1,689	—	—	—	—	—
2.8%	—	—	255	—	—	—	208	—
2.85%	—	—	438	—	—	—	437	—
2.9%	—	—	52	—	—	—	—	—
2.95%	—	—	383	—	—	—	172	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	241	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	64	—	—	—	38	—
3.4%	—	—	—	—	—	—	—	—

	$147,201	$46,503	$3,095,031	$144	$1	$71,894	$856,505	$29

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	ACVVS1	DVSCS	DCAP	DCAPS	DVDLS	DGI	FCA2S	FQB
0.4%	$—	$138	$—	$178	$—	$—	$—	$—
0.65%	—	103	—	195	—	—	—	—
0.75%	—	2,111	—	2,909	—	—	—	—
0.8%	—	421	2,248	—	—	310	—	128
0.85%	—	3,584	—	2,853	—	—	—	—
0.95%	—	2,029	—	3,582	266	—	105	—
1.05%	—	4,085	—	4,823	24	—	—	—
1.1%	—	6,496	—	8,313	—	—	—	—
1.15%	—	103,370	—	117,428	5,250	—	2,929	—
1.2%	—	818	—	—	—	—	10	—
1.25%	—	12,158	—	13,804	951	—	1,930	—
1.3%	52	139,211	272,982	161,089	—	93,379	—	76,211
1.35%	—	28,793	—	34,503	—	—	—	—
1.4%	—	30,494	91,157	6,906	128	38,066	173	34,827
1.45%	—	26,569	—	29,581	12	—	445	—
1.5%	—	47,689	—	67,495	253	—	897	—
1.55%	—	92,414	—	88,260	5,921	—	5,132	—
1.6%	—	12,158	—	18,949	—	—	1,036	—
1.65%	—	15,685	—	33,628	—	—	144	—
1.7%	—	7,631	—	15,048	400	—	362	—
1.75%	—	166,268	—	200,004	1,582	—	304	—
1.8%	—	42,713	—	24,477	1,132	—	447	—
1.85%	—	18,670	—	43,222	80	—	1,159	—
1.9%	—	4,852	—	10,985	—	—	430	—
1.95%	—	30,932	—	60,680	414	—	232	—
2%	—	33,618	—	31,430	5	—	—	—
2.05%	—	8,537	—	18,284	39	—	1,328	—
2.1%	—	14,021	—	29,409	162	—	—	—
2.15%	—	24,578	—	10,666	—	—	—	—
2.2%	—	14,295	—	18,246	—	—	—	—
2.25%	—	3,518	—	2,507	79	—	211	—
2.3%	—	5,576	—	20,462	—	—	—	—
2.35%	—	26,659	—	15,195	—	—	—	—
2.4%	—	6,889	—	1,500	—	—	29	—
2.45%	—	3,035	—	5,977	—	—	—	—
2.5%	—	3,231	—	8,399	—	—	—	—
2.55%	—	6,540	—	8,984	—	—	—	—
2.6%	—	1,859	—	3,121	—	—	—	—
2.65%	—	709	—	1,242	—	—	—	—
2.7%	—	859	—	520	—	—	—	—
2.75%	—	208	—	876	—	—	—	—
2.8%	—	944	—	2,606	—	—	—	—
2.85%	—	49	—	—	—	—	—	—
2.9%	—	190	—	—	—	—	—	—
2.95%	—	58	—	—	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	19	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	7	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$52	$954,791	$366,387	$1,128,336	$16,698	$131,755	$17,303	$111,166

	FQBS	FEIP	FVSS2	FHIP	FAMP	FNRS2	FEI2	FF10S
0.4%	$—	$—	$—	$—	$—	$—	$197	$—
0.65%	—	—	—	—	—	50	204	—
0.75%	—	—	—	—	—	1,179	821	—
0.8%	—	3,925	—	1,119	804	1,228	—	374
0.85%	—	—	—	—	—	4,935	1,201	—
0.95%	2,016	—	—	—	—	1,129	369	—
1.05%	1,250	—	—	—	—	2,331	623	—
1.1%	1,617	—	207	—	—	6,259	24,786	—
1.15%	69,550	—	17,798	—	—	113,446	274,463	—
1.2%	4,893	—	3,959	—	—	533	2,589	—
1.25%	28,086	—	8,448	—	—	10,319	49,089	—
1.3%	217	2,341,239	—	336,192	1,170,507	159,620	188,856	37,745
1.35%	25,543	—	6,524	—	—	35,613	70,397	—
1.4%	6,221	987,337	2,872	195,699	257,396	39,305	11,681	15,892
1.45%	16,599	—	1,815	—	—	19,851	44,921	—
1.5%	20,207	—	4,078	—	—	24,069	94,175	—
1.55%	67,886	—	17,491	—	—	119,319	209,613	—
1.6%	5,724	—	1,924	—	—	12,780	36,626	—
1.65%	21,306	—	4,808	—	—	24,154	46,568	—
1.7%	17,501	—	676	—	—	6,062	18,759	—
1.75%	60,791	—	9,984	—	—	91,330	356,841	—
1.8%	42,255	—	4,004	—	—	23,758	63,545	—
1.85%	7,173	—	2,656	—	—	17,117	56,961	—
1.9%	2,995	—	1,676	—	—	1,748	12,044	—
1.95%	6,561	—	3,754	—	—	26,070	84,527	—
2%	13,868	—	1,586	—	—	23,830	64,563	—
2.05%	4,564	—	1,607	—	—	7,216	26,597	—
2.1%	5,988	—	808	—	—	89,883	28,188	—
2.15%	10,664	—	3,412	—	—	9,878	35,844	—
2.2%	6,248	—	670	—	—	45,555	37,387	—
2.25%	2,925	—	848	—	—	680	11,367	—
2.3%	5,750	—	307	—	—	6,598	18,400	—
2.35%	5,815	—	597	—	—	1,139	36,302	—
2.4%	2,595	—	376	—	—	1,493	3,743	—
2.45%	483	—	79	—	—	2,647	7,224	—
2.5%	124	—	116	—	—	305	10,405	—
2.55%	3	—	31	—	—	—	1,433	—
2.6%	5,139	—	515	—	—	—	601	—
2.65%	—	—	164	—	—	532	98	—
2.7%	—	—	—	—	—	—	2,261	—
2.75%	—	—	—	—	—	10	236	—
2.8%	—	—	—	—	—	896	495	—
2.85%	—	—	—	—	—	—	—	—
2.9%	—	—	—	—	—	—	52	—
2.95%	—	—	—	—	—	—	410	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	44	—
3.4%	—	—	—	—	—	—	—	—

	$472,557	$3,332,501	$103,790	$533,010	$1,428,707	$932,867	$1,935,506	$54,011

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	FF10S2	FF20S	FF20S2	FF30S	FF30S2	FGP	FG2	FHIPR
0.4%	$—	$—	$—	$—	$—	$—	$275	$—
0.65%	—	—	—	—	—	—	107	—
0.75%	—	—	—	—	—	—	1,179	—
0.8%	—	235	—	905	—	6,086	—	447
0.85%	—	—	—	—	—	—	2,788	—
0.95%	—	—	—	—	—	—	130	—
1.05%	—	—	—	—	—	—	1,697	—
1.1%	49,093	—	134,602	—	897	—	11,694	—
1.15%	163,024	—	586,642	—	21,300	—	124,411	—
1.2%	774	—	2,004	—	58	—	4,101	—
1.25%	10,926	—	30,172	—	11,895	—	20,880	—
1.3%	228,525	89,682	964,758	67,931	6,861	2,727,523	127,983	159,295
1.35%	40,575	—	123,908	—	22,705	—	34,735	—
1.4%	14,172	6,996	14,776	6,851	—	674,382	6,747	76,012
1.45%	39,217	—	67,962	—	7,078	—	25,603	—
1.5%	60,342	—	200,867	—	16,993	—	63,010	—
1.55%	104,375	—	351,702	—	33,304	—	126,820	—
1.6%	14,313	—	17,647	—	1,724	—	15,350	—
1.65%	29,004	—	70,905	—	6,873	—	32,941	—
1.7%	10,400	—	9,532	—	9,258	—	17,452	—
1.75%	313,042	—	1,023,471	—	80,676	—	184,929	—
1.8%	18,875	—	31,860	—	6,466	—	38,832	—
1.85%	26,305	—	115,842	—	5,757	—	61,447	—
1.9%	2,708	—	7,132	—	3,201	—	8,365	—
1.95%	45,415	—	176,233	—	14,444	—	49,566	—
2%	51,178	—	117,290	—	5,597	—	38,925	—
2.05%	9,069	—	26,422	—	7,028	—	16,524	—
2.1%	37,242	—	37,963	—	3,864	—	23,451	—
2.15%	39,340	—	83,838	—	30,794	—	15,237	—
2.2%	27,626	—	76,563	—	2,794	—	48,527	—
2.25%	10,696	—	3,415	—	688	—	4,753	—
2.3%	5,181	—	27,264	—	15,431	—	10,476	—
2.35%	10,939	—	39,192	—	10,399	—	8,664	—
2.4%	3,572	—	13,067	—	4,502	—	4,784	—
2.45%	4,521	—	7,576	—	2,264	—	8,334	—
2.5%	5,155	—	7,680	—	611	—	5,381	—
2.55%	5,878	—	7,676	—	203	—	3,574	—
2.6%	4,074	—	81	—	201	—	694	—
2.65%	—	—	—	—	—	—	1,328	—
2.7%	—	—	—	—	—	—	1,068	—
2.75%	—	—	23	—	—	—	176	—
2.8%	—	—	—	—	—	—	388	—
2.85%	—	—	70	—	—	—	441	—
2.9%	—	—	—	—	—	—	—	—
2.95%	—	—	2,284	—	—	—	98	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$1,385,556	$96,913	$4,380,419	$75,687	$333,866	$3,407,991	$1,153,865	$235,754

	FIGBS	FIGBP2	FMCS	FMC2	FOP	FOPR	FO2	FO2R
0.4%	$—	$344	$—	$330	$—	$—	$—	$119
0.65%	—	1,721	—	128	—	—	—	18
0.75%	—	11,657	—	1,696	—	—	—	726
0.8%	2,260	—	2,176	—	310	757	—	—
0.85%	—	16,039	—	4,532	—	—	—	1,131
0.95%	—	2,431	—	1,671	—	—	—	230
1.05%	—	3,434	—	4,284	—	—	—	572
1.1%	—	65,247	—	33,724	—	—	84	9,254
1.15%	—	590,694	—	407,445	—	—	7,070	96,545
1.2%	—	4,550	—	2,338	—	—	—	728
1.25%	—	56,889	—	52,146	—	—	5,237	8,872
1.3%	180,399	275,004	192,441	219,369	408,048	194,422	198	60,493
1.35%	—	135,585	—	139,454	—	—	—	22,013
1.4%	87,121	56,245	48,459	19,364	98,516	39,900	1,061	2,681
1.45%	—	93,022	—	58,731	—	—	709	19,365
1.5%	—	141,560	—	123,724	—	—	2,023	29,768
1.55%	—	478,799	—	316,470	—	—	2,847	71,725
1.6%	—	47,295	—	45,773	—	—	411	6,415
1.65%	—	143,265	—	101,808	—	—	—	17,348
1.7%	—	70,647	—	32,733	—	—	2,716	15,222
1.75%	—	1,192,304	—	515,693	—	—	383	120,879
1.8%	—	121,971	—	91,826	—	—	693	25,203
1.85%	—	108,135	—	77,913	—	—	418	26,691
1.9%	—	21,157	—	17,664	—	—	310	5,472
1.95%	—	175,213	—	111,234	—	—	437	27,279
2%	—	205,601	—	86,566	—	—	18	16,030
2.05%	—	56,137	—	49,180	—	—	129	3,797
2.1%	—	66,316	—	51,574	—	—	5	11,986
2.15%	—	176,732	—	60,673	—	—	—	7,302
2.2%	—	65,722	—	42,883	—	—	119	13,392
2.25%	—	108,401	—	19,754	—	—	24	4,604
2.3%	—	31,339	—	33,543	—	—	—	8,700
2.35%	—	396,609	—	63,062	—	—	—	21,759
2.4%	—	60,614	—	19,017	—	—	—	1,386
2.45%	—	33,120	—	8,079	—	—	—	3,480
2.5%	—	33,399	—	22,936	—	—	—	7,355
2.55%	—	30,550	—	6,239	—	—	—	1,017
2.6%	—	13,875	—	12,252	—	—	—	1,660
2.65%	—	3,631	—	1,997	—	—	—	701
2.7%	—	8,573	—	1,059	—	—	—	951
2.75%	—	4,029	—	28	—	—	—	92
2.8%	—	3,187	—	9,900	—	—	—	104
2.85%	—	340	—	262	—	—	—	347
2.9%	—	3,435	—	509	—	—	—	—
2.95%	—	633	—	290	—	—	—	54
3%	—	—	—	—	—	—	—	—
3.05%	—	298	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	32	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	44	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$269,780	$5,115,781	$243,076	$2,869,897	$506,874	$235,079	$24,892	$673,466

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	FVSS	FTVIS2	FTVRD2	FTVSV2	FTVDM3	TIF2	TIF3	FTVGI3
0.4%	$—	$—	$—	$85	$—	$—	$—	$—
0.65%	—	75	—	455	—	—	—	109
0.75%	—	1,837	—	1,514	—	—	—	1,193
0.8%	216	659	—	278	294	—	177	523
0.85%	—	1,933	—	3,121	—	—	—	1,287
0.95%	—	970	2,408	3,842	290	254	1,229	1,415
1.05%	—	542	1,534	2,413	1,024	28	1,066	2,642
1.1%	—	16,702	1,595	19,378	2,397	194	12,417	7,603
1.15%	—	177,988	101,088	177,434	36,879	6,071	113,634	171,905
1.2%	—	1,341	2,615	7,916	217	168	1,049	356
1.25%	—	31,122	36,981	24,846	4,157	4,031	13,308	22,078
1.3%	47,009	146,876	1,578	127,140	36,981	—	28,105	216,968
1.35%	—	96,749	35,716	59,496	13,334	—	33,498	59,547
1.4%	14,453	91,669	12,596	34,322	13,013	1,946	10,013	63,122
1.45%	—	38,822	21,827	34,490	14,290	1,983	24,346	57,748
1.5%	—	88,293	26,415	49,452	11,140	2,730	29,840	66,280
1.55%	—	188,293	121,629	176,603	53,754	5,738	120,413	107,146
1.6%	—	65,297	13,209	18,871	2,995	4,518	10,862	72,393
1.65%	—	62,494	28,866	44,566	23,805	19	18,910	45,058
1.7%	—	17,090	10,798	23,698	2,156	1,432	18,344	8,412
1.75%	—	253,067	61,490	338,321	35,785	682	153,586	127,115
1.8%	—	70,506	49,217	44,399	13,196	2,589	26,573	74,044
1.85%	—	27,830	13,423	28,740	4,663	890	15,480	30,843
1.9%	—	2,543	8,492	5,387	1,945	1,181	9,187	1,263
1.95%	—	46,242	17,449	55,876	10,144	587	24,463	28,339
2%	—	58,190	28,328	73,619	6,985	14	26,484	27,462
2.05%	—	13,177	15,864	17,716	1,170	536	5,096	6,471
2.1%	—	18,537	12,367	30,549	18,150	516	15,019	6,900
2.15%	—	13,025	16,664	55,906	3,838	224	12,490	3,083
2.2%	—	7,786	16,641	18,591	1,296	—	9,695	11,852
2.25%	—	14,440	2,407	24,651	804	346	9,365	3,281
2.3%	—	6,350	10,610	10,441	3,981	—	12,830	3,478
2.35%	—	3,184	5,231	107,342	47	—	45,009	541
2.4%	—	2,338	1,882	15,524	680	—	4,590	1,041
2.45%	—	2,641	1,676	10,010	1,014	—	3,423	1,384
2.5%	—	532	880	9,196	360	—	27,377	676
2.55%	—	1,929	455	7,381	635	—	2,693	639
2.6%	—	366	567	3,924	—	—	5,616	325
2.65%	—	7	500	274	207	—	86	2,038
2.7%	—	—	—	2,784	—	—	1,767	—
2.75%	—	—	—	509	—	—	687	—
2.8%	—	338	11	4,003	—	—	1,161	—
2.85%	—	—	—	104	—	—	517	—
2.9%	—	—	—	616	—	—	—	—
2.95%	—	645	—	165	—	—	295	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	145	—	—	142	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	11	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	31	—
3.4%	—	—	—	—	—	—	—	—

	$61,678	$1,572,425	$683,009	$1,676,104	$321,626	$36,677	$850,873	$1,236,560

	FTVFA2	AMTB	AMTG	AMINS	AMTP	AMRS	AMFAS	AMSRS
0.4%	$—	$27	$—	$—	$—	$—	$—	$—
0.65%	—	961	—	—	—	—	—	—
0.75%	35	5,650	—	—	—	—	—	—
0.8%	9	262	—	—	—	—	180	96
0.85%	—	5,069	—	—	—	—	—	—
0.95%	—	4,787	—	—	—	—	215	5,497
1.05%	242	782	—	—	—	—	34	1,609
1.1%	1,848	24,210	—	—	—	—	213	4,579
1.15%	15,891	195,498	—	—	—	—	3,383	42,890
1.2%	—	2,564	—	—	—	—	38	—
1.25%	4,182	18,014	—	—	—	—	1,870	5,408
1.3%	24,939	229,367	75	—	2	—	3,882	51,517
1.35%	12,152	40,721	—	—	—	—	886	19,530
1.4%	4,250	108,719	63	—	155	—	4,450	9,056
1.45%	15,369	41,767	—	—	—	—	1,873	8,265
1.5%	27,703	42,833	—	—	—	—	1,355	6,985
1.55%	50,566	176,783	—	—	—	1	8,109	24,613
1.6%	15,838	23,778	—	—	—	—	942	3,029
1.65%	4,176	59,542	—	—	—	—	255	9,687
1.7%	2,113	30,982	—	—	—	—	444	5,273
1.75%	52,236	384,736	—	1	—	—	5,879	45,359
1.8%	7,870	58,039	—	—	—	—	1,260	7,914
1.85%	5,041	32,638	—	—	—	—	564	6,361
1.9%	58	10,643	—	—	—	—	47	5,229
1.95%	11,376	60,895	—	—	—	—	877	3,259
2%	4,911	77,350	—	—	—	—	120	3,933
2.05%	1,688	16,401	—	—	—	—	1,895	3,518
2.1%	152	20,224	—	—	—	—	536	5,298
2.15%	1,445	59,898	—	—	—	—	1,116	4,869
2.2%	7,573	25,209	—	—	—	—	1,334	1,012
2.25%	171	67,710	—	—	—	—	229	549
2.3%	651	13,949	—	—	—	—	260	2,011
2.35%	2,141	208,556	—	—	—	—	1,416	2,847
2.4%	765	18,936	—	—	—	—	929	3,929
2.45%	—	14,082	—	—	—	—	—	—
2.5%	413	13,515	—	—	—	—	78	64
2.55%	1,829	9,584	—	—	—	—	25	—
2.6%	—	6,559	—	—	—	—	—	175
2.65%	1,217	1,863	—	—	—	—	—	197
2.7%	—	3,065	—	—	—	—	—	—
2.75%	—	3,377	—	—	—	—	—	—
2.8%	—	934	—	—	—	—	23	—
2.85%	—	575	—	—	—	—	—	—
2.9%	—	783	—	—	—	—	—	—
2.95%	—	320	—	—	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	410	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$278,850	$2,122,567	$138	$1	$157	$1	$44,717	$294,558

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	OVMS	OVB	OVGS3	OVGS4	OVGS	OVGSS	OVHI3	OVHI4
0.4%	$—	$—	$—	$—	$—	$—	$—	$—
0.65%	—	—	—	—	—	—	—	—
0.75%	—	—	—	376	—	—	—	—
0.8%	288	356	1,020	—	673	—	391	—
0.85%	—	—	—	927	—	—	—	—
0.95%	—	—	—	6,238	—	6	—	633
1.05%	—	—	—	4,243	—	185	—	175
1.1%	—	—	—	4,788	—	221	—	81
1.15%	—	—	—	136,540	—	13,940	—	14,068
1.2%	—	—	—	1,027	—	560	—	95
1.25%	—	—	—	28,296	—	19,062	—	2,030
1.3%	272,476	214,742	412,456	21,209	655,824	1,658	3,965	—
1.35%	—	—	—	66,895	—	—	—	4,681
1.4%	124,938	136,125	81,356	9,585	380,308	1,337	960	619
1.45%	—	—	—	33,885	—	3,545	—	4,399
1.5%	—	—	—	31,908	—	4,551	—	2,220
1.55%	—	—	—	97,711	—	13,142	—	15,876
1.6%	—	—	—	13,963	—	229	—	394
1.65%	—	—	—	39,347	—	46	—	2,699
1.7%	—	—	—	6,383	—	1,530	—	470
1.75%	—	—	—	56,482	—	1,580	—	11,382
1.8%	—	—	—	22,807	—	7,309	—	1,865
1.85%	—	—	—	10,607	—	3,102	—	946
1.9%	—	—	—	2,699	—	432	—	751
1.95%	—	—	—	16,494	—	544	—	1,266
2%	—	—	—	17,215	—	691	—	3,087
2.05%	—	—	—	4,974	—	1,042	—	40
2.1%	—	—	—	15,227	—	1,364	—	876
2.15%	—	—	—	2,065	—	921	—	399
2.2%	—	—	—	14,048	—	—	—	2,673
2.25%	—	—	—	1,750	—	120	—	574
2.3%	—	—	—	1,730	—	—	—	—
2.35%	—	—	—	2,377	—	—	—	—
2.4%	—	—	—	1,477	—	—	—	52
2.45%	—	—	—	471	—	—	—	313
2.5%	—	—	—	81	—	—	—	—
2.55%	—	—	—	759	—	—	—	—
2.6%	—	—	—	—	—	—	—	—
2.65%	—	—	—	36	—	—	—	—
2.7%	—	—	—	—	—	—	—	—
2.75%	—	—	—	—	—	—	—	10
2.8%	—	—	—	3,132	—	—	—	—
2.85%	—	—	—	—	—	—	—	—
2.9%	—	—	—	—	—	—	—	—
2.95%	—	—	—	—	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$397,702	$351,223	$494,832	$677,752	$1,036,805	$77,117	$5,316	$72,674

	OVHI	OVHIS	OVGI	OVGIS	OVSC	OVSCS	OVAG	PMVAAD
0.4%	$—	$—	$—	$44	$—	$22	$—	$—
0.65%	—	—	—	881	—	28	—	4
0.75%	—	—	—	2,648	—	317	—	—
0.8%	13	—	89	—	237	—	370	—
0.85%	—	—	—	5,733	—	1,320	—	35
0.95%	—	368	—	1,244	—	1,355	—	—
1.05%	—	244	—	880	—	2,118	—	—
1.1%	—	181	—	31,303	—	7,415	—	430
1.15%	—	5,010	—	264,861	—	71,437	—	1,247
1.2%	—	205	—	2,920	—	86	—	—
1.25%	—	2,104	—	28,320	—	11,499	—	4
1.3%	154	—	100,162	77,888	34,454	42,151	89,038	2,309
1.35%	—	1,502	—	66,189	—	32,545	—	880
1.4%	12	1,017	23,374	30,141	9,469	3,186	17,073	467
1.45%	—	917	—	34,590	—	16,572	—	201
1.5%	—	790	—	65,525	—	23,717	—	1,204
1.55%	—	5,408	—	286,754	—	91,264	—	1,520
1.6%	—	288	—	13,919	—	11,283	—	2,122
1.65%	—	815	—	71,287	—	30,324	—	541
1.7%	—	642	—	44,705	—	5,367	—	—
1.75%	—	2,121	—	695,263	—	93,484	—	2,929
1.8%	—	2,183	—	67,822	—	22,832	—	937
1.85%	—	644	—	42,305	—	15,886	—	469
1.9%	—	231	—	8,490	—	2,795	—	—
1.95%	—	161	—	95,916	—	26,018	—	280
2%	—	679	—	121,491	—	25,647	—	1,100
2.05%	—	411	—	30,152	—	12,263	—	92
2.1%	—	273	—	49,249	—	22,474	—	1,079
2.15%	—	163	—	145,992	—	5,212	—	23
2.2%	—	198	—	32,098	—	8,191	—	176
2.25%	—	131	—	50,649	—	1,956	—	204
2.3%	—	5	—	11,160	—	6,472	—	9
2.35%	—	61	—	233,935	—	6,668	—	—
2.4%	—	—	—	42,279	—	911	—	179
2.45%	—	—	—	18,006	—	3,012	—	—
2.5%	—	—	—	12,745	—	4,658	—	—
2.55%	—	—	—	18,509	—	2,937	—	311
2.6%	—	—	—	8,493	—	247	—	—
2.65%	—	—	—	1,817	—	846	—	—
2.7%	—	—	—	5,386	—	37	—	—
2.75%	—	—	—	2,225	—	249	—	—
2.8%	—	—	—	1,139	—	12,216	—	—
2.85%	—	—	—	417	—	—	—	—
2.9%	—	—	—	1,540	—	—	—	—
2.95%	—	—	—	469	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	181	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	36	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	32	—	—
3.4%	—	—	—	—	—	—	—	—

	$179	$26,752	$123,625	$2,727,596	$44,160	$627,049	$106,481	$18,752

	PMVFAD	PMVLAD	PMVTRD	PVGIB	PVTIGB	PVTVB	ACEG2	AVBV2
0.4%	$—	$615	$662	$—	$—	$—	$—	$—
0.65%	—	877	378	—	—	—	—	—
0.75%	1,702	16,449	3,308	—	—	—	—	—
0.8%	87	406	—	—	—	—	12	—
0.85%	899	13,349	3,833	—	—	—	—	—
0.95%	41	4,110	565	—	—	504	297	—
1.05%	159	4,661	1,045	82	—	7	642	—
1.1%	5,843	43,368	3,552	377	—	152	351	—
1.15%	27,064	297,286	83,588	5,523	918	6,874	4,889	—
1.2%	79	1,448	20	81	—	—	—	—
1.25%	5,274	27,393	3,966	1,410	329	4,511	1,024	—
1.3%	35,194	528,074	334,986	—	—	—	1,005	—
1.35%	11,366	79,322	28,020	813	—	577	1,007	—
1.4%	9,548	60,210	27,535	194	253	383	1,053	—
1.45%	5,404	47,801	13,302	745	185	644	853	—
1.5%	16,056	164,792	85,964	701	462	645	1,908	—
1.55%	25,694	279,392	48,228	6,993	171	4,917	5,645	23
1.6%	25,983	81,263	59,769	31	21	2,637	285	—
1.65%	6,497	85,874	17,999	1,582	—	894	346	—
1.7%	539	21,711	2,377	279	—	566	1,719	—
1.75%	25,364	733,605	259,350	4,997	397	665	3,792	—
1.8%	7,535	86,399	20,795	1,361	694	1,635	954	—
1.85%	2,259	118,815	61,006	673	228	532	1,073	—
1.9%	973	11,527	846	804	—	1,420	1,014	—
1.95%	9,327	201,234	66,720	794	—	—	953	—
2%	7,264	119,951	15,405	586	—	251	1,399	—
2.05%	2,052	47,813	18,015	563	380	199	740	—
2.1%	6,267	48,136	15,065	1,169	52	85	1,175	—
2.15%	1,431	67,725	13,914	239	—	—	1,677	—
2.2%	3,682	86,140	47,130	136	—	18	158	—
2.25%	251	28,881	3,280	352	—	360	148	—
2.3%	949	27,047	15,408	139	—	132	90	—
2.35%	—	119,677	4,630	195	—	627	1,313	—
2.4%	90	20,247	859	—	—	—	379	—
2.45%	511	18,595	4,320	—	—	331	359	—
2.5%	—	6,921	1,686	—	—	—	160	—
2.55%	1,163	11,413	1,286	—	—	—	129	—
2.6%	—	3,156	384	—	—	—	—	—
2.65%	—	2,500	1,131	—	—	—	—	—
2.7%	—	3,276	321	—	—	—	—	—
2.75%	—	748	—	—	—	—	—	—
2.8%	—	16,129	105	—	—	—	—	—
2.85%	—	121	—	—	—	—	—	—
2.9%	—	684	—	—	—	—	—	—
2.95%	—	208	—	—	—	—	11	—
3%	—	—	—	—	—	—	—	—
3.05%	—	85	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	16	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$246,547	$3,539,450	$1,270,753	$30,819	$4,090	$29,566	$36,560	$23

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	AVCA2	AVCD2	VYDS	TRHS2	VWHAS	VWBFR	VWBF	VWEMR
0.4%	$—	$—	$—	$—	$—	$—	$—	$—
0.65%	—	—	—	33	—	—	—	—
0.75%	—	67	—	1,920	692	—	—	—
0.8%	9	43	—	475	—	68	87	346
0.85%	—	63	—	2,983	337	—	—	—
0.95%	237	261	—	1,017	117	—	—	—
1.05%	504	17	—	736	—	—	—	—
1.1%	300	1,207	—	3,119	3	—	—	—
1.15%	3,863	11,873	299	52,565	961	—	—	—
1.2%	—	134	—	409	—	—	—	—
1.25%	1,006	2,884	2,225	3,673	122	—	—	—
1.3%	771	13,339	—	108,614	7,464	15,491	92,790	46,533
1.35%	764	4,562	927	10,856	915	—	—	—
1.4%	1,220	1,620	—	35,276	221	9,250	46,551	12,510
1.45%	619	2,412	—	5,251	59	—	—	—
1.5%	1,553	4,797	—	18,835	3,325	—	—	—
1.55%	4,848	11,450	38	35,982	1,599	—	—	—
1.6%	226	1,842	—	9,749	1,842	—	—	—
1.65%	450	2,896	58	9,331	464	—	—	—
1.7%	1,384	1,124	—	1,736	90	—	—	—
1.75%	3,213	20,284	—	49,951	3,575	—	—	—
1.8%	769	3,188	—	7,597	384	—	—	—
1.85%	1,406	2,694	—	11,224	494	—	—	—
1.9%	820	676	—	1,048	—	—	—	—
1.95%	703	6,823	—	20,876	644	—	—	—
2%	1,394	3,369	—	14,969	238	—	—	—
2.05%	863	1,353	—	5,575	540	—	—	—
2.1%	988	7,789	—	11,445	3,757	—	—	—
2.15%	1,404	4,534	—	1,927	26	—	—	—
2.2%	152	1,791	—	29,112	1,234	—	—	—
2.25%	125	721	—	32	—	—	—	—
2.3%	109	3,553	—	2,378	234	—	—	—
2.35%	1,386	3,403	—	910	—	—	—	—
2.4%	309	667	—	205	—	—	—	—
2.45%	408	1,068	—	1,075	—	—	—	—
2.5%	128	2,229	—	—	—	—	—	—
2.55%	107	590	—	759	—	—	—	—
2.6%	—	69	—	—	—	—	—	—
2.65%	—	—	—	32	—	—	—	—
2.7%	—	15	—	—	—	—	—	—
2.75%	—	200	—	74	—	—	—	—
2.8%	—	233	—	5,241	—	—	—	—
2.85%	—	197	—	—	—	—	—	—
2.9%	—	—	—	—	—	—	—	—
2.95%	9	47	—	—	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$32,047	$126,084	$3,547	$466,990	$29,337	$24,809	$139,428	$59,389

	VWEM	VWHAR	VWHA	WRASP	WRHIP	WRMCG	WRPCP	WRPMP
0.4%	$—	$—	$—	$—	$—	$16	$3,573	$22,041
0.65%	—	—	—	39	—	—	—	—
0.75%	—	909	863	2,683	18	62	—	—
0.8%	1,235	335	1,320	639	—	—	—	—
0.85%	—	723	915	802	—	—	—	—
0.95%	—	98	51	423	—	—	—	—
1.05%	—	386	361	1,274	—	—	—	—
1.1%	—	1,490	1,607	4,872	54	28	—	—
1.15%	—	12,685	12,505	79,863	1,070	333	—	—
1.2%	—	3	3	103	1	—	—	—
1.25%	—	1,792	1,823	28,280	262	4	—	—
1.3%	163,848	118,546	294,086	165,640	3,381	2,377	—	—
1.35%	—	5,642	5,194	46,138	505	277	—	—
1.4%	60,779	28,996	89,712	28,248	973	53	—	—
1.45%	—	3,239	2,799	15,890	173	45	—	—
1.5%	—	17,895	20,215	137,744	4,011	1,328	—	—
1.55%	—	11,767	11,926	93,647	2,545	96	—	—
1.6%	—	9,831	8,813	84,212	1,682	361	—	—
1.65%	—	5,296	5,647	23,253	652	340	—	—
1.7%	—	1,128	1,099	4,106	297	—	—	—
1.75%	—	11,255	11,801	173,155	3,609	1,869	—	—
1.8%	—	6,874	7,078	56,967	791	257	—	—
1.85%	—	3,269	3,744	17,923	606	297	—	—
1.9%	—	589	299	1,366	616	—	—	—
1.95%	—	4,864	5,028	81,811	759	807	—	—
2%	—	2,481	2,271	58,311	736	78	—	—
2.05%	—	2,868	3,265	8,811	208	410	—	—
2.1%	—	13,299	13,627	33,040	604	199	—	—
2.15%	—	1,231	1,451	8,674	70	—	—	—
2.2%	—	8,168	17,347	52,360	2,321	—	—	—
2.25%	—	230	236	230	63	—	—	—
2.3%	—	444	381	9,912	1,948	72	—	—
2.35%	—	114	125	2,602	796	—	—	—
2.4%	—	3,132	3,257	923	—	—	—	—
2.45%	—	2,414	2,181	1,219	7	—	—	—
2.5%	—	—	—	683	—	72	—	—
2.55%	—	1,184	968	2,651	1,871	—	—	—
2.6%	—	—	—	—	—	—	—	—
2.65%	—	89	33	1,173	10	—	—	—
2.7%	—	—	—	—	—	—	—	—
2.75%	—	5,345	5,006	—	—	—	—	—
2.8%	—	683	746	114	343	27	—	—
2.85%	—	—	—	—	—	—	—	—
2.9%	—	—	—	—	—	—	—	—
2.95%	—	—	—	—	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$225,862	$289,294	$537,783	$1,229,781	$30,982	$9,408	$3,573	$22,041

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

	WRPMAP	WRPMCP	SVDF	SVOF	WFVSCG	WFVSMV	WFVTRB	WFVOG2
0.4%	$50,854	$7,414	$—	$—	$17	$—	$—	$—
0.65%	—	—	—	—	6	—	—	—
0.75%	—	—	—	—	151	—	—	—
0.8%	—	—	—	—	68	—	—	—
0.85%	—	—	—	—	1,802	—	—	—
0.95%	—	—	—	—	436	—	—	—
1.05%	—	—	—	—	381	—	—	—
1.1%	—	—	—	—	6,955	68	—	—
1.15%	—	—	—	—	30,125	—	257	—
1.2%	—	—	—	—	17	—	—	—
1.25%	—	—	—	—	3,275	—	2,528	—
1.3%	—	—	71	2,380	71,360	—	—	—
1.35%	—	—	—	—	10,921	—	—	—
1.4%	—	—	323	199	9,098	—	—	116
1.45%	—	—	—	—	6,361	—	—	—
1.5%	—	—	—	—	19,648	—	—	—
1.55%	—	—	—	—	42,285	—	—	—
1.6%	—	—	—	—	7,861	—	—	347
1.65%	—	—	—	—	11,054	—	—	—
1.7%	—	—	—	—	2,380	—	—	—
1.75%	—	—	—	—	74,278	—	—	76
1.8%	—	—	—	—	5,799	—	—	—
1.85%	—	—	—	—	13,201	—	—	—
1.9%	—	—	—	—	2,889	—	—	—
1.95%	—	—	—	—	15,513	—	—	—
2%	—	—	—	—	10,582	—	—	—
2.05%	—	—	—	—	2,007	—	—	—
2.1%	—	—	—	—	14,190	—	—	—
2.15%	—	—	—	—	1,809	—	—	—
2.2%	—	—	—	—	25,711	—	—	116
2.25%	—	—	—	—	1,353	—	—	—
2.3%	—	—	—	—	4,432	—	—	—
2.35%	—	—	—	—	4,017	—	—	—
2.4%	—	—	—	—	599	—	—	—
2.45%	—	—	—	—	1,528	—	—	—
2.5%	—	—	—	—	731	—	—	—
2.55%	—	—	—	—	670	—	—	—
2.6%	—	—	—	—	—	—	—	—
2.65%	—	—	—	—	181	—	—	—
2.7%	—	—	—	—	384	—	—	—
2.75%	—	—	—	—	—	—	—	—
2.8%	—	—	—	—	—	—	—	—
2.85%	—	—	—	—	—	—	—	—
2.9%	—	—	—	—	—	—	—	—
2.95%	—	—	—	—	—	—	—	—
3%	—	—	—	—	—	—	—	—
3.05%	—	—	—	—	—	—	—	—
3.1%	—	—	—	—	—	—	—	—
3.15%	—	—	—	—	—	—	—	—
3.2%	—	—	—	—	—	—	—	—
3.25%	—	—	—	—	—	—	—	—
3.3%	—	—	—	—	—	—	—	—
3.4%	—	—	—	—	—	—	—	—

	$50,854	$7,414	$394	$2,579	$404,075	$68	$2,785	$655

(3) Related Party Transactions
The Company performs various services on behalf of the mutual fund companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.
Contract owners may, with certain restrictions, transfer their assets between the Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. The fixed account assets are not reflected in the accompanying financial statements. In addition, the Account portion of contract owner loans is transferred to the accounts of the Company for administration and collection. Loan repayments are transferred to the Account at the direction of the contract owner. For the 9 month period ended and year ended December 31,2011, total transfers to the Account from the fixed account were $807,476,098 and $1,259,932,807, respectively, and total transfers from the Account to the fixed account were $218,356,324 and $267,916,712, respectively. Transfers from the Account to the fixed account are included in redemptions, and transfers to the Account from the fixed account are included in purchase payments received from contract owners, as applicable, on the accompanying Statements of Changes in Contract Owners’ Equity.
For contracts with the Extra Value option, the Company contributed $7,701,907 and $15,728,316 to the Account in the form of bonus credits to the contract owner accounts for the 9 month period ended and year ended December 31,2011, respectively. These amounts are included in purchase payments received from contract owners and are credited at the time the related purchase payment from the contract owner is received.
For guaranteed minimum death benefits, the Company contributed $11,449,831 and $23,803,282 to the Account in the form of additional premium to contract owner accounts for the 9 month period ended and year ended December 31,2011, respectively. These amounts are included in purchase payments received from contract owners and are credited at time of annuitant death.
For Purchase Payment Credits, the Company contributed $2,506,493 and $5,392,901 to the Account in the form of additional credit to the contract owner accounts for the 9 month period ended and year ended December 31,2011, respectively. These amounts are included in purchase payments received from contract owners and, as applicable, are applied to a contract when cumulative purchase payments reach certain aggregate levels.
(4) Fair Value Measurement
FASB ASC 820, Fair Value Measurements and Disclosures,, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.
In accordance with FASB ASC 820, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.
The Account categorizes financial assets recorded at fair value as follows:

•
Level 1 - Unadjusted quoted prices accessible in active markets and mutual funds where the value per share (unit) is determined and published and is the basis for current transactions for identical assets or liabilities at the measurement date.

•
Level 2 - Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.

•
Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Account recognizes transfers between fair value hierarchy levels at the reporting period end. There were no transfers between Level 1 and 2 as of September 30, 2012.

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

The following table summarizes assets measured at fair value on a recurring basis as of September 30, 2012:

	Level 1	Level 2	Level 3	Total
Separate Account Investments	$33,578,504,966	$0	$0	$33,578,504,966
The cost of purchases and proceeds from sales of investments of the 9 month period ended September 30, 2012 were as follows:

	Purchases of Investments	Sales of Investments
MidCap Growth Portfolio - Class S Shares (ALMCS)	$90,834	$54,043
AllBerVPS DynmcAsstAlloc B (ALVDAB)	1,064,644	6,090
Growth Fund - Class 1 (AFGF)	33,291	492,170
High-Income Bond Fund - Class 1 (AFHY)	3,301,399	4,350,101
U.S. Government/AAA-Rated Securities Fund - Class 1 (AFGC)	35,206	133,554
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class III (MLVGA3)	20,910,433	8,466,946
Money Market Portfolio(TM) (CHSMM)	7,238,169	8,856,454
Stock Index Fund, Inc. - Initial Shares (DSIF)	14,958,721	26,226,699
Stock Index Fund, Inc. - Service Shares (DSIFS)	21,680,325	16,236,267
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares (DSRG)	695,681	4,480,299
GdmnScsVIT GlblMkt Nav Svc (GVGMNS)	129,364	9,278
VA International Equity Fund (HVIE)	2,912,309	447,584
VA Situs Fund (HVSIT)	7,068,734	3,586,037
Invsco VI MdCapCorEqSer II (IVMCC2)	912,555	5,892
Invsco VK VI MdCapGrSer II (IVKMG2)	24,693,415	2,074,348
Insurance Trust - Insurance Trust Mid Cap Value Portfolio 1 (JPMMV1)	3,602,782	539,214
Janus Aspen Series - Balanced Portfolio - Service Shares (JABS)	2,288,219	1,530,524
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)	19,265,593	14,753,621
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)	4,910,265	17,922,204
Janus Aspen Series - Global Technology Portfolio - Service Shares (JAGTS)	17,805,260	2,259,454
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)	2,568,373	96,480,226
Janus Aspen Series - Overseas Portfolio - Service Shares (JAIGS)	101,298,286	11,680,259
Investors Growth Stock Series - Service Class (MIGSC)	650,315	2,113,116
New Discovery Series - Service Class (MNDSC)	1,237,812	20,540
Value Series - Service Class (MVFSC)	14,337,861	45,413,913
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)	22,095,227	2,450,154
Core Plus Fixed Income Portfolio - Class I (MSVFI)	314,397	499,663
Core Plus Fixed Income Portfolio - Class II (MSVF2)	1,460,431	2,850,067
Emerging Markets Debt Portfolio - Class I (MSEM)	100,211	573,261
Emerging Markets Debt Portfolio - Class II (MSEMB)	28,079	120,762
Global Real Estate Portfolio - Class II (VKVGR2)	25,330	193
U.S. Real Estate Portfolio - Class I (MSVRE)	322	7,437
U.S. Real Estate Portfolio - Class II (MSVREB)	32,161	32,270
Managed Allocation Fund - Moderate Growth II (VFMG2)	21,461	3,392,795
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)	2,223,994	7,950,621
American Century NVIT Multi Cap Value Fund - Class II (NVAMV2)	8,002,976	19,959,594
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)	373,181,136	27,654,411
American Funds NVIT Bond Fund - Class II (GVABD2)	164,846,905	19,201,333
American Funds NVIT Global Growth Fund - Class II (GVAGG2)	11,269,434	9,626,253
American Funds NVIT Growth Fund - Class II (GVAGR2)	12,089,470	18,862,216
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)	114,922,674	19,293,100
Federated NVIT High Income Bond Fund - Class I (HIBF)	39,727	1,312,390
Federated NVIT High Income Bond Fund - Class III (HIBF3)	39,393,421	43,100,186
NVIT Emerging Markets Fund - Class I (GEM)	—	130,570
NVIT Emerging Markets Fund - Class II (GEM2)	—	305,304
NVIT Emerging Markets Fund - Class III (GEM3)	1,558,954	5,039,272
NVIT Emerging Markets Fund - Class VI (GEM6)	8,484,706	5,223,138
NVIT International Equity Fund - Class I (GIG)	—	383
NVIT International Equity Fund - Class III (GIG3)	98,264	3,370,728
Gartmore NVIT International Equity Fund - Class VI (NVIE6)	1,575,469	3,196,806
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)	5,335,423	10,385,634
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class II (NVNMO2)	4,414,270	5,461,882
Neuberger Berman NVIT Socially Responsible Fund - Class I (NVNSR1)	431,955	400,004
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)	5,142,390	36,347,043
NVIT Cardinal Aggressive Fund - Class II (NVCRA2)	3,486,341	1,831,273
NVIT Cardinal Balanced Fund - Class II (NVCRB2)	163,192,812	14,566,854
NVIT Cardinal Capital Appreciation Fund - Class II (NVCCA2)	235,934,261	23,366,345
NVIT Cardinal Conservative Fund - Class II (NVCCN2)	142,339,256	58,262,305
NVIT Cardinal Moderate Fund - Class II (NVCMD2)	196,981,174	23,265,725
NVIT Cardinal Moderately Aggressive Fund - Class II (NVCMA2)	17,559,111	19,105,003
NVIT Cardinal Moderately Conservative Fund - Class II (NVCMC2)	105,908,852	6,400,300
NVIT Core Bond Fund - Class I (NVCBD1)	1,426,178	1,120,683
NVIT Core Bond Fund - Class II (NVCBD2)	14,474,882	27,433,086
NVIT Core Plus Bond Fund - Class II (NVLCP2)	10,662,918	6,287,726
NVIT Fund - Class I (TRF)	261,110	15,446,605
NVIT Fund - Class II (TRF2)	2,665,912	32,390,031
NVIT Government Bond Fund - Class I (GBF)	65,150,376	87,861,733
American Century NVIT Growth Fund - Class I (CAF)	815,763	3,880,249
American Century NVIT Growth Fund -Class II (CAF2)	11,585,358	1,794,723
NVIT International Index Fund - Class VIII (GVIX8)	2,396,050	4,612,290
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)	374,079	58,772,051
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)	141,805,721	3,789,259
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)	192,516,123	23,639,351
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)	112,992,275	27,098,057
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)	29,000,931	132,647,061
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)	—	162,706,092
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)	35,469,781	50,476,257
NVIT Mid Cap Index Fund - Class I (MCIF)	10,502,976	12,299,823
NVIT Money Market Fund - Class I (SAM)	170,525,497	165,864,270
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)	47,860	3,936,170
NVIT Multi-Manager International Growth Fund - Class VI (NVMIG6)	3,431,331	23,262,975
NVIT Multi-Manager International Value Fund - Class II (GVDIV2)	—	111,323
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)	541,734	1,488,717
NVIT Multi-Manager International Value Fund - Class VI (GVDIV6)	6,956,976	6,056,215
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)	1,387,590	2,642,184
NVIT Multi-Manager Large Cap Growth Fund - Class II (NVMLG2)	7,508,052	24,534,085
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)	162,650	765,997
NVIT Multi-Manager Large Cap Value Fund - Class II (NVMLV2)	6,328,431	4,739,452
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)	16,997,946	20,835,290
NVIT Multi-Manager Mid Cap Growth Fund - Class II (NVMMG2)	15,291,332	25,604,679
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)	25,860,719	37,962,830
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)	865,506	2,032,821
NVIT Multi-Manager Small Cap Growth Fund - Class II (SCGF2)	3,883,356	8,030,863
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)	1,569,238	5,164,138
NVIT Multi-Manager Small Cap Value Fund - Class II (SCVF2)	1,584,325	4,813,485
NVIT Multi-Manager Small Company Fund - Class I (SCF)	108,464	8,425,401
NVIT Multi-Manager Small Company Fund - Class II (SCF2)	1,352,552	5,352,318
NVIT Multi-Sector Bond Fund - Class I (MSBF)	28,710,193	16,522,628
NVIT Short Term Bond Fund - Class II (NVSTB2)	15,154,698	11,191,908
NVIT Large Cap Growth Fund - Class I (NVOLG1)	648,177	45,381,831
NVIT Large Cap Growth Fund - Class II (NVOLG2)	3,511,166	36,169,582
Templeton NVIT International Value Fund - Class III (NVTIV3)	15,113,376	17,958,136
Van Kampen NVIT Comstock Value Fund - Class II (EIF2)	3,167,753	15,963,551
NVIT Real Estate Fund - Class I (NVRE1)	9,204,640	8,513,194
NVIT Real Estate Fund - Class II (NVRE2)	18,575,229	10,305,147
VPS Balanced Wealth Strategy Portfolio - Class B (ALVBWB)	56,703	2,450
VPS Growth and Income Portfolio - Class B (ALVGIB)	162,277	1,240,980
VPS Small/Mid Cap Value Portfolio - Class B (ALVSVB)	9,080,324	9,254,405
VP Balanced Fund - Class I (ACVB)	1,913,304	3,303,695
VP Capital Appreciation Fund - Class I (ACVCA)	7,199	29,399
VP Income & Growth Fund - Class I (ACVIG)	649,004	1,852,441
VP Income & Growth Fund - Class II (ACVIG2)	163,740	882,911
VP Inflation Protection Fund - Class II (ACVIP2)	41,628,408	20,548,581
VP International Fund - Class I (ACVI)	560	5,791
VP International Fund - Class III (ACVI3)	1	71
VP International Fund - Class IV (ACVI4)	—	—
VP Mid Cap Value Fund - Class I (ACVMV1)	1,633,012	1,557,149
VP Mid Cap Value Fund - Class II (ACVMV2)	11,769,058	6,027,850
VP Ultra(R) Fund - Class I (ACVU1)	—	—
VP Ultra(R) Fund - Class II (ACVU2)	—	5,760

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

VP Value Fund - Class I (ACVV)	—	—
VP Value Fund - Class II (ACVV2)	70,128	71,182
VP Vista(SM) Fund - Class I (ACVVS1)	—	1,121
VP Vista(SM) Fund - Class II (ACVVS2)	—	—
Small Cap Stock Index Portfolio - Service Shares (DVSCS)	9,043,524	12,220,295
Appreciation Portfolio - Initial Shares (DCAP)	6,311,839	4,110,043
Appreciation Portfolio - Service Shares (DCAPS)	27,446,283	9,586,115
Opportunistic Small Cap Portfolio: Service Shares (DVDLS)	139,320	780,190
Growth and Income Portfolio - Initial Shares (DGI)	399,163	1,668,051
Capital Appreciation Fund II - Service Shares (FCA2S)	100,133	358,349
Quality Bond Fund II - Primary Shares (FQB)	1,159,624	1,442,742
Quality Bond Fund II - Service Shares (FQBS)	2,527,886	6,715,954
Contrafund Portfolio - Service Class 2 (FC2)	139,180	139,202
Equity-Income Portfolio - Initial Class (FEIP)	9,178,084	38,628,824
Fidelity(R) VIP Fund - Value Strategies Portfolio - Service Class 2 (FVSS2)	313,133	2,080,960
High Income Portfolio - Initial Class (FHIP)	43,157	6,812,389
VIP Fund - Asset Manager Portfolio - Initial Class (FAMP)	112,797	15,909,847
VIP Fund - Contrafund Portfolio - Initial Class (FCP)	14,512	14,562
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)	6,802,497	14,822,913
VIP Fund - Equity-Income Portfolio - Service Class 2 (FEI2)	12,230,556	14,842,607
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)	754,294	1,068,038
VIP Fund - Freedom Fund 2010 Portfolio - Service Class 2 (FF10S2)	18,410,048	4,303,899
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)	746,740	1,307,446
VIP Fund - Freedom Fund 2020 Portfolio - Service Class 2 (FF20S2)	43,952,774	6,844,282
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)	1,009,529	731,796
VIP Fund - Freedom Fund 2030 Portfolio - Service Class 2 (FF30S2)	3,862,348	2,853,822
VIP Fund - Growth Portfolio - Initial Class (FGP)	81,015	41,509,987
VIP Fund - Growth Portfolio - Service Class 2 (FG2)	12,460,597	15,313,186
VIP Fund - High Income Portfolio - Initial Class R (FHIPR)	7,805,752	6,708,791
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)	2,125,363	4,209,658
VIP Fund - Investment Grade Bond Portfolio - Service Class 2 (FIGBP2)	45,437,723	55,113,379
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)	889,594	5,147,227
VIP Fund - Mid Cap Portfolio - Service Class 2 (FMC2)	8,361,776	22,967,429
VIP Fund - Overseas Portfolio - Initial Class (FOP)	19,520	6,103,846
VIP Fund - Overseas Portfolio - Initial Class R (FOPR)	325,426	2,796,506
VIP Fund - Overseas Portfolio - Service Class 2 (FO2)	—	410,491
VIP Fund - Overseas Portfolio - Service Class 2 R (FO2R)	6,385,301	5,859,714
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)	658,916	1,171,022
Franklin Income Securities Fund - Class 2 (FTVIS2)	20,444,884	8,569,047
Franklin Rising Dividends Securities Fund - Class 2 (FTVRD2)	1,622,484	10,246,922
Franklin Small Cap Value Securities Fund - Class 2 (FTVSV2)	6,545,657	31,804,606
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)	3,210,432	3,945,199
Templeton Foreign Securities Fund - Class 2 (TIF2)	98,990	528,366
Templeton Foreign Securities Fund - Class 3 (TIF3)	4,155,911	8,413,446
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)	14,063,875	7,756,737
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)	4,865,221	1,491,773
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)	13,152,041	28,020,516
Growth Portfolio - I Class Shares (AMTG)	940	2,029
International Portfolio - S Class Shares (AMINS)	14,648	10,187
Partners Portfolio - I Class Shares (AMTP)	4,617	6,624
Regency Portfolio - S Class Shares (AMRS)	34,800	34,800
Small-Cap Growth Portfolio - S Class Shares (AMFAS)	472,040	1,477,680
Socially Responsive Portfolio - I Class Shares (AMSRS)	235,441	4,652,985
Balanced Fund/VA - Non-Service Shares (OVMS)	712,591	6,336,849
Core Bond Fund/VA - Non-Service Shares (OVB)	2,532,036	5,608,483
Global Securities Fund/VA - Class 3 (OVGS3)	1,669,614	6,733,644
Global Securities Fund/VA - Class 4 (OVGS4)	3,907,673	9,224,586
Global Securities Fund/VA - Non-Service Shares (OVGS)	2,228,927	12,973,621
Global Securities Fund/VA - Service Class (OVGSS)	158,233	1,085,524
High Income Fund/VA - Class 3 (OVHI3)	314,673	186,937
High Income Fund/VA - Class 4 (OVHI4)	1,994,492	2,775,051
High Income Fund/VA - Non-Service Shares (OVHI)	1,835	6,295
High Income Fund/VA - Service Class (OVHIS)	233,148	384,954
Main Street Fund(R)/VA - Non-Service Shares (OVGI)	1,725,782	2,759,134
Main Street Fund(R)/VA - Service Class (OVGIS)	7,882,607	39,967,321
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)	909,699	1,054,465
Main Street Small- & Mid-Cap Fund(R)/VA - Service Shares (OVSCS)	4,862,089	6,528,536
Mid-Cap Growth Fund/VA - Non-Service Shares (OVAG)	573,076	2,086,887
All Asset Portfolio - Advisor Class (PMVAAD)	7,597,456	4,713
Foreign Bond Portfolio (Unhedged) - Advisor Class (PMVFAD)	3,560,578	3,517,896
Low Duration Portfolio - Advisor Class (PMVLAD)	64,524,337	21,089,235
Total Return Portfolio - Advisor Class (PMVTRD)	87,378,886	2,912,492
Putnam VT Growth and Income Fund - IB Shares (PVGIB)	350,680	544,231
Putnam VT International Equity Fund - IB Shares (PVTIGB)	8,144	54,900
Putnam VT Voyager Fund - IB Shares (PVTVB)	205,775	1,249,382
Capital Growth Portfolio - Class II (ACEG2)	6,168,705	469,805
V.I. Basic Value Fund - Series II (AVBV2)	—	4,632
V.I. Capital Appreciation Fund - Series II (AVCA2)	309,263	6,878,703
V.I. Capital Development Fund - Series II (AVCD2)	437,070	26,287,599
Diversified Stock Fund Class A Shares (VYDS)	2,031	11,308
Blue Chip Growth Portfolio - II (TRBCG2)	43,208	41,507
Equity Income Portfolio - II (TREI2)	—	1
Health Sciences Portfolio - II (TRHS2)	24,574,307	6,186,934
Limited-Term Bond Portfolio - II (TRLT2)	—	—
VanEckVIPGlbHrdAsstSvc (VWHAS)	10,655,692	521,859
VIP Trust - Global Bond Fund: Class R1 (VWBFR)	287,542	6,048,171
VIP Trust - Global Bond Fund: Initial Class (VWBF)	5,951,896	1,857,406
VIP Trust - Emerging Markets Fund: Class R1 (VWEMR)	881,154	14,495,933
VIP Trust - Emerging Markets Fund: Initial Class (VWEM)	14,146,075	3,027,990
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)	8,018,941	61,325,051
VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)	61,590,413	12,855,318
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)	14,651,436	10,462,267
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)	14,400,071	456,689
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)	3,550,144	43,694
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)	431,169	20,556
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)	6,878,380	97,475
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)	7,512,836	377,818
Ivy Fund Variable Insurance Portfolios, Inc. -Pathfinder Moderately Conservative (WRPMCP) (WRPMCP)	2,527,454	147,858
Advantage Funds Variable Trust - VT Discovery Fund (SVDF)	29	3,468
Advantage VT Opportunity Fund - Class 2 (SVOF)	339	11,562
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)	10,054,881	7,135,470
Advantage VT Small Cap Value Fund - Class 2 (WFVSMV)	582	1,224
Advantage Funds Variable Trust - VT Total Return Bond Fund (WFVTRB)	9,060	2,803
Advantage Funds(R) - VT Omega Growth - Class 2 (WFVOG2)	3,480	9,784

Total	$3,658,492,256	$2,579,734,661

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS September 30, 2012 (Unaudited)

(5) Financial Highlights
The Company offers several variable annuity products through the Account that have unique combinations of features and fees that are assessed to the contract owner. Differences in fee structures result in a variety of contract expense rates, unit fair values and total returns. The following tabular presentation is a summary of units, unit fair values and contract owners’ equity outstanding for variable annuity contracts as of the end of the periods indicated, and contract expense rate, investment income ratio and total return for the 9 month period ended September 30, 2012. The information is presented as a range of minimum to maximum values based upon product grouping. The range is determined by identifying the lowest and the highest contract expense rate for contracts with units outstanding as of the balance sheet date. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual contract amounts may not be within the ranges presented.

NATIONWIDE VARIABLE ACCOUNT-II & (NOTES TO FINANCIAL STATEMENTS) September, 2012 (Unaudited)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
MidCap Growth Portfolio -Class S Shares (ALMCS)
2012	0.95% to 1.05%	35,734	$13.75 to $13.62	$488,695	0.00%	13.20% to 13.11%
AllBerVPS DynmcAsstAlloc B (ALVDAB)
2012	1.15% to 2.55%	108,437	9.97 to 9.91	1,078,449	0.15%	-0.29% to -0.87%	****
Growth Fund -Class 1 (AFGF)
2012	1.30%	128,672	83.92	10,797,659	0.30%	14.75%
High-Income Bond Fund - Class 1 (AFHY)
2012	1.30%	17,342	53.06	920,096	0.62%	9.66%
U.S. Government/AAA-Rated Securities Fund - Class 1 (AFGC)
2012	1.30%	31,036	35.98	1,116,723	0.26%	1.40%
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class III (MLVGA3)
2012	0.65% to 2.60%	11,103,861	13.66 to 12.77	146,892,249	0.00%	7.92% to 6.33%
Money Market Portfolio(TM) (CHSMM)
2012	0.65% to 1.55%	1,243,930	9.96 to 10.10	12,825,502	0.01%	-0.48% to -1.15%
Stock Index Fund, Inc. -Initial Shares (DSIF)
2012	0.80% to 1.40%	6,610,762	28.13 to 32.55	218,296,184	1.40%	15.58% to 15.06%
Stock Index Fund, Inc. - Service Shares (DSIFS)
2012	0.40% to 2.85%	7,729,855	10.89 to 13.87	130,261,284	1.24%	15.70% to 13.57%
The Dreyfus Socially Responsible Growth Fund, Inc. -Initial Shares (DSRG)
2012	0.80% to 1.40%	1,478,769	21.85 to 25.72	40,220,620	0.81%	13.08% to 12.57%
GdmnScsVIT GlblMkt Nav Svc (GVGMNS)
2012	1.30% to 1.75%	12,176	9.97 to 9.95	121,219	0.00%	-0.34% to -0.52%	****
VA International Equity Fund (HVIE)
2012	0.40% to 2.50%	943,762	9.85 to 9.46	9,104,591	0.00%	8.23% to 6.52%
VA Situs Fund (HVSIT)
2012	0.40% to 2.60%	1,577,258	12.89 to 12.35	19,888,337	0.00%	15.55% to 13.64%
Invsco VI MdCapCorEqSer II (IVMCC2)
2012	0.40% to 2.65%	95,291	9.73 to 9.64	922,842	0.00%	-2.66% to -3.56%	****
Invsco VK VI MdCapGrSer II (IVKMG2)
2012	0.75% to 2.85%	2,259,940	9.72 to 9.63	21,888,835	0.00%	-2.79% to -3.66%	****
Insurance Trust - Insurance Trust Mid Cap Value Portfolio 1 (JPMMV1)
2012	0.80% to 1.40%	600,964	17.54 to 16.67	10,091,535	1.03%	16.44% to 15.91%
Janus Aspen Series - Balanced Portfolio -Service Shares (JABS)
2012	0.95% to 2.20%	650,234	18.02 to 17.38	11,938,441	1.33%	11.55% to 10.50%
Janus Aspen Series - Forty Portfolio -Service Shares (JACAS)
2012	0.40% to 2.95%	8,513,606	10.16 to 17.50	141,666,806	0.22%	23.17% to 20.81%
Janus Aspen Series -Global Technology Portfolio -Service Shares (JAGTS)
2012	0.75% to 2.55%	2,424,886	9.82 to 9.75	17,124,393	0.00%	16.13% to -2.53%	****
Janus Aspen Series - Overseas Portfolio -Service Shares (JAIGS)
2012	0.75% to 2.80%	4,432,469	9.08 to 22.97	76,620,688	0.69%	2.41% to -9.19%	****
Investors Growth Stock Series -Service Class (MIGSC)
2012	0.95% to 2.80%	524,197	14.82 to 13.71	8,922,630	0.21%	14.98% to 13.38%
New Discovery Series - Service Class (MNDSC)
2012	0.40% to 2.55%	119,181	10.27 to 10.18	1,217,742	0.00%	2.73% to 1.82%	****
Value Series -Service Class (MVFSC)
2012	0.40% to 3.20%	17,494,046	10.65 to 15.12	324,323,128	1.41%	14.72% to 12.31%
Variable Insurance Trust II - International Value Portfolio -Service Class (MVIVSC)
2012	0.40% to 2.65%	6,602,415	11.93 to 11.29	76,623,531	1.55%	12.75% to 10.85%
Core Plus Fixed Income Portfolio - Class I (MSVFI)
2012	0.80% to 1.40%	118,753	12.72 to 12.23	1,459,657	4.56%	7.87% to 7.38%
Core Plus Fixed Income Portfolio - Class II (MSVF2)
2012	0.95% to 3.05%	1,551,097	13.25 to 10.76	19,218,539	4.33%	7.60% to 5.90%
Emerging Markets Debt Portfolio - Class I (MSEM)
2012	0.80% to 1.40%	125,693	30.00 to 27.36	3,476,221	2.82%	13.44% to 12.93%
Emerging Markets Debt Portfolio - Class II (MSEMB)
2012	1.10% to 2.05%	43,002	24.72 to 22.50	1,028,409	2.77%	13.20% to 12.39%
Global Real Estate Portfolio - Class II (VKVGR2)
2012	1.75% to 1.95%	2,953	9.23 to 9.13	27,180	0.70%	20.11% to 19.93%
U.S. Real Estate Portfolio - Class II (MSVREB)
2012	1.35%	27	26.85	725	0.55%	12.24%
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
2012	0.80% to 1.40%	3,266,775	15.84 to 15.52	50,835,172	0.15%	12.81% to 12.31%
American Century NVIT Multi Cap Value Fund - Class II (NVAMV2)
2012	0.40% to 3.30%	9,614,608	15.95 to 14.42	147,452,818	0.16%	12.98% to 10.52%
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
2012	0.40% to 3.25%	330,218,251	15.32 to 10.08	3,723,334,068	1.34%	13.09% to 10.67%
American Funds NVIT Bond Fund - Class II (GVABD2)
2012	0.40% to 3.30%	103,098,134	11.59 to 10.38	1,195,466,261	2.34%	4.39% to 2.11%
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
2012	0.40% to 3.30%	11,901,282	10.19 to 10.16	135,736,413	0.90%	15.52% to 13.00%
American Funds NVIT Growth Fund - Class II (GVAGR2)
2012	0.40% to 3.30%	21,459,314	10.18 to 9.40	226,536,163	0.22%	14.96% to 12.46%
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
2012	0.40% to 3.30%	136,035,768	10.28 to 8.33	1,244,341,983	1.10%	14.65% to 12.16%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II & (NOTES TO FINANCIAL STATEMENTS) September, 2012 (Unaudited)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Federated NVIT High Income Bond Fund - Class I (HIBF)
2012	0.95% to 2.15%	335,859	$17.49 to $17.41	$6,264,464	0.52%	10.98% to 9.98%
Federated NVIT High Income Bond Fund - Class III (HIBF3)
2012	0.75% to 2.80%	6,955,681	13.38 to 13.44	103,144,440	0.58%	11.17% to 9.45%
NVIT Emerging Markets Fund - Class I (GEM)
2012	0.80% to 1.40%	8,736	22.89 to 21.29	187,485	0.00%	9.19% to 8.69%
NVIT Emerging Markets Fund - Class II (GEM2)
2012	1.15% to 2.25%	34,831	32.23 to 28.94	1,090,849	0.00%	8.72% to 7.82%
NVIT Emerging Markets Fund - Class III (GEM3)
2012	0.80% to 1.40%	936,405	25.04 to 23.51	22,216,067	0.00%	9.21% to 8.71%
NVIT Emerging Markets Fund - Class VI (GEM6)
2012	0.75% to 2.80%	2,787,830	6.66 to 16.62	51,009,341	0.00%	9.08% to 7.39%
NVIT International Equity Fund - Class I (GIG)
2012	0.80% to 1.40%	3,384	12.36 to 11.49	39,418	0.00%	10.71% to 10.21%
NVIT International Equity Fund - Class III (GIG3)
2012	0.80% to 1.40%	1,341,077	19.55 to 18.35	24,784,288	0.00%	10.70% to 10.20%
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
2012	0.40% to 2.75%	3,340,904	8.22 to 7.13	25,116,598	0.00%	10.82% to 8.87%
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
2012	0.80% to 1.40%	8,270,738	8.81 to 8.57	71,127,355	0.02%	11.98% to 11.47%
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class II (NVNMO2)
2012	0.40% to 2.75%	2,810,916	8.80 to 7.99	23,698,986	0.03%	12.14% to 10.16%
Neuberger Berman NVIT Socially Responsible Fund - Class I (NVNSR1)
2012	0.80% to 1.40%	232,318	10.27 to 10.00	2,333,062	0.00%	8.80% to 8.31%
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
2012	0.40% to 3.20%	16,183,006	10.93 to 9.18	159,118,626	0.00%	9.03% to 6.74%
NVIT Cardinal Aggressive Fund - Class II (NVCRA2)
2012	0.75% to 2.60%	2,765,220	15.34 to 8.98	25,980,828	0.44%	12.43% to 10.86%
NVIT Cardinal Balanced Fund - Class II (NVCRB2)
2012	0.40% to 3.10%	142,016,683	11.79 to 9.92	1,508,783,778	0.28%	9.01% to 6.79%
NVIT Cardinal Capital Appreciation Fund - Class II (NVCCA2)
2012	0.40% to 3.00%	235,895,095	11.50 to 9.52	2,398,605,559	0.34%	10.93% to 8.76%
NVIT Cardinal Conservative Fund - Class II (NVCCN2)
2012	0.65% to 3.05%	62,388,978	12.45 to 10.40	694,278,521	0.15%	5.90% to 3.98%
NVIT Cardinal Moderate Fund - Class II (NVCMD2)
2012	0.40% to 3.40%	210,444,600	11.64 to 9.57	2,194,094,121	0.31%	9.90% to 7.42%
NVIT Cardinal Moderately Aggressive Fund - Class II (NVCMA2)
2012	0.75% to 3.05%	37,796,003	11.12 to 9.20	370,872,842	0.39%	11.26% to 9.33%
NVIT Cardinal Moderately Conservative Fund - Class II (NVCMC2)
2012	0.40% to 2.95%	63,785,681	11.88 to 10.17	692,243,222	0.25%	8.04% to 5.97%
NVIT Core Bond Fund - Class I (NVCBD1)
2012	0.80% to 1.40%	260,847	12.69 to 12.35	3,232,064	0.20%	5.84% to 5.36%
NVIT Core Bond Fund - Class II (NVCBD2)
2012	0.40% to 3.05%	10,073,526	12.97 to 11.34	121,533,161	0.17%	5.99% to 3.88%
NVIT Core Plus Bond Fund - Class II (NVLCP2)
2012	0.40% to 2.70%	3,574,219	14.15 to 12.51	47,096,687	0.16%	6.15% to 4.31%
NVIT Fund - Class I (TRF)
2012	0.80% to 1.40%	2,180,665	22.80 to 25.11	123,079,872	0.07%	11.89% to 11.38%
NVIT Fund - Class II (TRF2)
2012	0.65% to 3.20%	10,433,499	9.32 to 12.00	156,456,549	0.07%	11.62% to 9.47%
NVIT Government Bond Fund - Class I (GBF)
2012	0.40% to 3.20%	23,403,526	12.50 to 11.22	383,802,722	0.18%	2.88% to 0.72%
American Century NVIT Growth Fund - Class I (CAF)
2012	0.80% to 1.40%	1,596,796	17.77 to 19.11	33,714,651	0.00%	15.44% to 14.92%
American Century NVIT Growth Fund - Class II (CAF2)
2012	0.40% to 2.80%	2,138,735	10.56 to 10.21	22,212,579	0.00%	15.62% to 13.54%
NVIT International Index Fund - Class VIII (GVIX8)
2012	0.65% to 2.75%	2,283,024	7.42 to 7.56	18,678,013	0.07%	9.48% to 7.75%
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
2012	0.75% to 3.05%	13,531,943	9.84 to 14.57	237,042,206	0.00%	12.28% to 10.34%
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
2012	0.40% to 3.05%	50,158,902	13.75 to 12.54	664,288,511	0.00%	7.79% to 5.65%
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
2012	0.40% to 3.00%	81,911,886	14.74 to 13.47	1,162,395,501	0.00%	9.96% to 7.82%
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
2012	0.65% to 2.80%	47,168,419	11.45 to 11.49	622,158,773	0.00%	4.13% to 2.45%
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
2012	0.40% to 3.15%	159,076,342	11.04 to 13.02	2,473,904,688	0.00%	8.87% to 6.62%
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
2012	0.65% to 3.05%	71,670,966	10.37 to 14.11	1,225,585,490	0.00%	10.79% to 8.79%
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
2012	0.40% to 3.05%	54,583,089	11.47 to 12.34	791,304,034	0.00%	6.76% to 4.64%
NVIT Mid Cap Index Fund - Class I (MCIF)
2012	0.40% to 3.05%	4,877,186	12.49 to 18.33	102,355,920	0.06%	13.13% to 10.88%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II & (NOTES TO FINANCIAL STATEMENTS) September, 2012 (Unaudited)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Money Market Fund - Class I (SAM)
2012	0.40% to 3.30%	54,421,631	$10.02 to $ 8.42	$658,658,373	0.00%	-0.30% to -2.47%
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
2012	0.80% to 1.40%	3,694,200	9.31 to 9.06	33,580,247	0.01%	10.68% to 10.18%
NVIT Multi-Manager International Growth Fund - Class VI (NVMIG6)
2012	0.40% to 3.20%	18,653,031	9.97 to 8.26	165,090,617	0.01%	10.92% to 8.59%
NVIT Multi-Manager International Value Fund - Class II (GVDIV2)
2012	0.95% to 2.10%	37,077	12.05 to 12.72	494,537	0.00%	7.27% to 6.34%
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
2012	0.80% to 1.40%	349,566	14.73 to 13.91	4,897,693	0.00%	7.51% to 7.02%
NVIT Multi-Manager International Value Fund - Class VI (GVDIV6)
2012	0.40% to 3.30%	6,079,859	6.73 to 8.14	57,219,492	0.00%	7.64% to 5.29%
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
2012	0.80% to 1.40%	963,369	10.55 to 10.27	9,932,886	0.00%	17.27% to 16.74%
NVIT Multi-Manager Large Cap Growth Fund - Class II (NVMLG2)
2012	0.40% to 3.20%	11,242,056	10.71 to 9.37	113,050,673	0.00%	17.40% to 14.93%
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
2012	0.80% to 1.40%	287,521	11.11 to 10.95	3,154,423	0.00%	13.71% to 13.20%
NVIT Multi-Manager Large Cap Value Fund - Class II (NVMLV2)
2012	0.40% to 2.80%	5,378,708	10.19 to 8.62	48,966,891	0.00%	13.71% to 11.66%
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
2012	0.80% to 1.40%	17,173,236	10.77 to 10.49	180,816,141	0.00%	14.43% to 13.92%
NVIT Multi-Manager Mid Cap Growth Fund - Class II (NVMMG2)
2012	0.40% to 3.20%	12,147,345	10.63 to 9.56	124,592,828	0.00%	14.63% to 12.22%
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
2012	0.40% to 3.20%	23,852,071	11.65 to 10.01	258,148,613	0.11%	11.83% to 9.47%
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
2012	0.80% to 1.40%	803,528	8.10 to 7.51	6,098,792	0.00%	16.00% to 15.48%
NVIT Multi-Manager Small Cap Growth Fund - Class II (SCGF2)
2012	0.40% to 2.80%	1,273,414	10.15 to 13.04	20,235,136	0.00%	16.15% to 14.06%
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
2012	0.80% to 1.40%	1,384,344	25.24 to 23.13	32,385,135	0.06%	15.67% to 15.14%
NVIT Multi-Manager Small Cap Value Fund - Class II (SCVF2)
2012	0.40% to 2.90%	995,145	12.34 to 17.52	22,062,457	0.00%	15.91% to 13.73%
NVIT Multi-Manager Small Company Fund -Class I (SCF)
2012	0.80% to 1.40%	1,870,654	42.45 to 38.33	72,636,281	0.00%	12.99% to 12.48%
NVIT Multi-Manager Small Company Fund - Class II (SCF2)
2012	0.40% to 2.95%	2,007,811	11.42 to 17.12	42,861,488	0.00%	13.14% to 10.97%
NVIT Multi-Sector Bond Fund -Class I (MSBF)
2012	0.40% to 2.95%	10,635,519	12.87 to 12.66	164,180,621	0.71%	9.75% to 7.65%
NVIT Short Term Bond Fund - Class II (NVSTB2)
2012	0.40% to 3.30%	7,131,847	11.23 to 9.84	75,727,360	0.10%	2.90% to 0.65%
NVIT Large Cap Growth Fund - Class I (NVOLG1)
2012	0.80% to 1.40%	21,810,344	16.09 to 15.76	344,584,008	0.03%	18.32% to 17.78%
NVIT Large Cap Growth Fund - Class II (NVOLG2)
2012	0.65% to 2.95%	15,302,706	16.03 to 14.80	237,904,012	0.03%	18.23% to 16.18%
Templeton NVIT International Value Fund - Class III (NVTIV3)
2012	0.40% to 3.20%	18,840,149	13.25 to 12.02	239,170,447	0.06%	10.30% to 7.98%
Van Kampen NVIT Comstock Value Fund -Class II (EIF2)
2012	0.65% to 3.20%	7,956,373	10.08 to 13.33	134,042,295	0.03%	14.72% to 12.52%
NVIT Real Estate Fund - Class I (NVRE1)
2012	0.80% to 1.40%	6,134,614	11.22 to 10.92	67,235,414	0.13%	12.81% to 12.30%
NVIT Real Estate Fund - Class II (NVRE2)
2012	0.65% to 2.80%	6,852,147	11.15 to 10.13	73,637,681	0.14%	12.77% to 10.95%
VPS Balanced Wealth Strategy Portfolio - Class B (ALVBWB)
2012	0.40%	10,420	10.11	105,299	2.82%	10.59%
VPS Growth and Income Portfolio - Class B (ALVGIB)
2012	0.95% to 2.30%	380,331	14.39 to 15.68	6,376,933	1.32%	15.34% to 14.17%
VPS Small/Mid Cap Value Portfolio - Class B (ALVSVB)
2012	0.40% to 2.80%	2,599,139	11.96 to 18.46	57,562,032	0.29%	11.93% to 9.92%
VP Balanced Fund -Class I (ACVB)
2012	0.80% to 1.40%	1,303,887	23.98 to 25.27	35,310,651	1.40%	10.85% to 10.35%
VP Income & Growth Fund -Class I (ACVIG)
2012	0.80% to 1.40%	1,132,043	14.23 to 13.04	14,929,104	1.34%	14.66% to 14.15%
VP Income & Growth Fund -Class II (ACVIG2)
2012	0.95% to 2.40%	265,994	14.66 to 15.31	4,361,129	1.13%	14.32% to 13.07%
VP Inflation Protection Fund -Class II (ACVIP2)
2012	0.40% to 3.30%	18,780,111	13.32 to 12.36	276,332,951	1.73%	6.22% to 3.90%
VP Mid Cap Value Fund -Class I (ACVMV1)
2012	0.80% to 1.40%	552,817	13.54 to 13.02	7,242,105	1.51%	11.71% to 11.21%
VP Mid Cap Value Fund - Class II (ACVMV2)
2012	0.40% to 3.30%	5,104,493	13.30 to 13.43	77,851,500	1.39%	12.00% to 9.56%
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
2012	0.40% to 3.20%	3,960,548	12.86 to 18.33	83,897,824	0.46%	13.01% to 10.64%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II & (NOTES TO FINANCIAL STATEMENTS) September, 2012 (Unaudited)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Appreciation Portfolio - Initial Shares (DCAP)
2012	0.80% to 1.40%	2,075,506	$20.15 to $ 18.37	$38,612,296	3.10%	12.61% to 12.10%
Appreciation Portfolio - Service Shares (DCAPS)
2012	0.40% to 2.75%	6,229,787	12.31 to 14.94	110,248,831	2.72%	12.74% to 10.75%
Opportunistic Small Cap Portfolio: Service Shares (DVDLS)
2012	0.95% to 2.25%	97,447	10.85 to 12.33	1,302,074	0.00%	15.24% to 14.11%
Growth and Income Portfolio - Initial Shares (DGI)
2012	0.80% to 1.40%	892,621	16.30 to 14.82	13,384,387	0.91%	16.01% to 15.49%
Capital Appreciation Fund II - Service Shares (FCA2S)
2012	0.95% to 2.40%	96,549	13.14 to 13.56	1,427,776	0.26%	10.12% to 8.91%
Quality Bond Fund II - Primary Shares (FQB)
2012	0.80% to 1.40%	738,356	16.05 to 15.07	11,206,847	4.07%	7.68% to 7.19%
Quality Bond Fund II - Service Shares (FQBS)
2012	0.95% to 2.60%	2,887,854	14.28 to 12.19	39,095,573	3.89%	7.38% to 6.04%
Equity-Income Portfolio - Initial Class (FEIP)
2012	0.80% to 1.40%	7,329,312	26.46 to 31.93	339,869,942	0.00%	15.65% to 15.13%
Fidelity(R) VIP Fund - Value Strategies Portfolio -Service Class 2 (FVSS2)
2012	1.10% to 2.65%	407,735	22.88 to 19.65	8,993,655	0.00%	19.28% to 17.89%
High Income Portfolio - Initial Class (FHIP)
2012	0.80% to 1.40%	1,707,813	20.32 to 21.16	52,001,552	0.05%	10.53% to 10.03%
VIP Fund - Asset Manager Portfolio - Initial Class (FAMP)
2012	0.80% to 1.40%	4,014,846	24.93 to 23.60	141,803,052	0.00%	10.14% to 9.64%
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
2012	0.65% to 2.80%	4,859,567	8.85 to 15.12	79,173,397	0.00%	6.43% to 4.70%
VIP Fund - Equity-Income Portfolio - Service Class 2 (FEI2)
2012	0.40% to 3.30%	10,641,731	10.22 to 13.19	178,725,138	0.00%	15.81% to 13.29%
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
2012	0.80% to 1.40%	446,238	12.63 to 12.15	5,448,763	0.00%	9.72% to 9.22%
VIP Fund - Freedom Fund 2010 Portfolio - Service Class 2 (FF10S2)
2012	1.10% to 2.60%	10,232,046	13.55 to 12.10	134,331,641	0.00%	9.41% to 8.18%
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
2012	0.80% to 1.40%	857,831	12.18 to 11.72	10,115,041	0.00%	11.03% to 10.53%
VIP Fund - Freedom Fund 2020 Portfolio - Service Class 2 (FF20S2)
2012	1.10% to 2.95%	31,803,186	13.67 to 11.89	422,307,396	0.00%	10.62% to 9.07%
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
2012	0.80% to 1.40%	719,313	11.72 to 11.27	8,163,386	0.00%	12.84% to 12.33%
VIP Fund - Freedom Fund 2030 Portfolio - Service Class 2 (FF30S2)
2012	1.10% to 2.60%	2,166,868	13.54 to 12.09	28,123,031	0.00%	12.41% to 11.13%
VIP Fund - Growth Portfolio - Initial Class (FGP)
2012	0.80% to 1.40%	5,972,830	23.00 to 29.00	343,209,017	0.00%	17.27% to 16.74%
VIP Fund - Growth Portfolio - Service Class 2 (FG2)
2012	0.40% to 2.95%	6,040,999	10.04 to 13.70	102,191,253	0.00%	17.41% to 15.17%
VIP Fund - High Income Portfolio - Initial Class R (FHIPR)
2012	0.80% to 1.40%	1,952,114	13.48 to 13.05	25,570,986	0.05%	10.57% to 10.07%
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
2012	0.80% to 1.40%	1,896,859	14.92 to 14.09	26,925,737	0.00%	4.78% to 4.31%
VIP Fund - Investment Grade Bond Portfolio - Service Class 2 (FIGBP2)
2012	0.40% to 3.20%	29,068,228	13.13 to 11.68	403,328,431	0.00%	4.92% to 2.71%
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
2012	0.80% to 1.40%	2,036,763	11.92 to 11.46	23,476,996	0.00%	11.59% to 11.08%
VIP Fund - Mid Cap Portfolio - Service Class 2 (FMC2)
2012	0.40% to 3.30%	9,690,456	10.96 to 21.22	246,475,972	0.00%	11.79% to 9.36%
VIP Fund - Overseas Portfolio - Initial Class (FOP)
2012	0.80% to 1.40%	2,121,127	19.30 to 18.95	50,206,629	0.00%	13.26% to 12.75%
VIP Fund - Overseas Portfolio - Initial Class R (FOPR)
2012	0.80% to 1.40%	1,699,337	14.63 to 13.74	23,558,135	0.00%	13.22% to 12.71%
VIP Fund - Overseas Portfolio - Service Class 2 (FO2)
2012	1.15% to 2.25%	127,507	18.66 to 16.76	2,329,861	0.00%	12.71% to 11.77%
VIP Fund - Overseas Portfolio - Service Class 2 R (FO2R)
2012	0.40% to 2.95%	5,110,783	7.59 to 10.63	60,934,909	0.00%	13.40% to 11.23%
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
2012	0.80% to 1.40%	401,526	16.66 to 15.64	6,334,014	0.00%	19.60% to 19.06%
Franklin Income Securities Fund - Class 2 (FTVIS2)
2012	0.65% to 2.80%	11,530,604	11.99 to 11.79	147,793,841	6.47%	9.95% to 8.17%
Franklin Rising Dividends Securities Fund - Class 2 (FTVRD2)
2012	0.95% to 2.80%	3,115,565	15.80 to 14.72	56,020,279	1.59%	8.60% to 7.08%
Franklin Small Cap Value Securities Fund - Class 2 (FTVSV2)
2012	0.40% to 3.20%	6,190,636	12.16 to 17.55	136,170,316	0.76%	8.58% to 6.30%
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
2012	0.80% to 2.65%	1,663,456	11.40 to 15.00	27,069,732	1.40%	6.66% to 5.17%
Templeton Foreign Securities Fund - Class 2 (TIF2)
2012	0.95% to 2.25%	169,762	16.67 to 17.84	3,260,196	2.96%	9.06% to 7.99%
Templeton Foreign Securities Fund - Class 3 (TIF3)
2012	0.80% to 3.30%	5,193,109	10.45 to 11.78	70,787,880	2.98%	9.22% to 7.16%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II & (NOTES TO FINANCIAL STATEMENTS) September, 2012 (Unaudited)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
2012	0.65% to 2.65%	6,663,096	$15.31 to $16.06	$116,803,920	6.42%	10.15% to 8.50%
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
2012	0.75% to 2.65%	2,755,822	10.15 to 9.32	26,976,290	2.71%	10.91% to 9.33%
Advisers Management Trust - Short Duration Bond Portfolio -I Class Shares (AMTB)
2012	0.40% to 3.05%	14,143,991	10.57 to 9.10	163,734,268	0.00%	3.95% to 1.88%
Growth Portfolio - I Class Shares (AMTG)
2012	1.30%	5	60.73	304	0.00%	11.72%
International Portfolio - S Class Shares (AMINS)
2012	1.55% to 2.00%	353	11.68 to 11.29	4,122	0.00%	12.29% to 11.91%
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
2012	0.80% to 2.80%	266,053	9.38 to 11.77	3,764,475	0.00%	13.17% to 11.46%
Socially Responsive Portfolio - I Class Shares (AMSRS)
2012	0.80% to 2.65%	1,546,187	14.38 to 14.71	25,422,522	0.00%	8.41% to 6.90%
Balanced Fund/VA - Non-Service Shares (OVMS)
2012	0.80% to 1.40%	1,502,058	20.26 to 20.90	38,749,754	1.33%	9.97% to 9.48%
Core Bond Fund/VA - Non-Service Shares (OVB)
2012	0.80% to 1.40%	1,814,646	15.08 to 14.87	34,352,679	4.85%	8.44% to 7.95%
Global Securities Fund/VA - Class 3 (OVGS3)
2012	0.80% to 1.40%	2,302,994	22.79 to 21.52	49,970,351	2.13%	12.27% to 11.76%
Global Securities Fund/VA - Class 4 (OVGS4)
2012	0.75% to 2.55%	4,230,931	9.71 to 13.20	61,289,610	1.93%	12.13% to 10.61%
Global Securities Fund/VA - Non-Service Shares (OVGS)
2012	0.80% to 1.40%	2,508,968	40.52 to 38.03	101,855,913	2.15%	12.28% to 11.78%
Global Securities Fund/VA - Service Class (OVGSS)
2012	0.95% to 2.25%	321,404	18.21 to 20.65	7,177,950	1.91%	11.97% to 10.88%
High Income Fund/VA - Class 3 (OVHI3)
2012	0.80% to 1.40%	203,152	3.12 to 3.02	618,079	9.53%	11.41% to 10.91%
High Income Fund/VA - Class 4 (OVHI4)
2012	0.95% to 2.75%	2,174,450	3.11 to 2.81	6,558,034	8.47%	11.37% to 9.86%
High Income Fund/VA - Non-Service Shares (OVHI)
2012	0.80% to 1.40%	5,906	3.38 to 3.26	19,421	9.06%	11.53% to 11.02%
High Income Fund/VA - Service Class (OVHIS)
2012	0.95% to 2.25%	554,225	4.02	2,398,976	9.46%	11.58% to 10.48%
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
2012	0.80% to 1.40%	1,125,376	11.35 to 10.53	11,972,272	0.99%	16.66% to 16.13%
Main Street Fund(R)/VA - Service Class (OVGIS)
2012	0.40% to 3.20%	13,262,467	10.89 to 13.18	217,678,083	0.64%	16.80% to 14.34%
Main Street Small- & Mid-Cap Fund(R)/VA -Non-Service Shares (OVSC)
2012	0.80% to 1.40%	406,460	11.10 to 10.68	4,365,557	0.57%	13.21% to 12.70%
Main Street Small- & Mid-Cap Fund(R)/VA - Service Shares (OVSCS)
2012	0.40% to 3.30%	2,478,362	12.10 to 17.28	54,755,880	0.33%	13.26% to 10.79%
Mid-Cap Growth Fund/VA - Non-Service Shares (OVAG)
2012	0.80% to 1.40%	1,666,773	6.73 to 6.24	10,523,086	0.00%	18.27% to 17.73%
All Asset Portfolio - Advisor Class (PMVAAD)
2012	0.65% to 2.55%	748,645	10.43 to 10.35	7,777,818	2.37%	4.29% to 3.47%	****
Foreign Bond Portfolio (Unhedged) - Advisor Class (PMVFAD)
2012	0.75% to 2.55%	1,774,398	13.66 to 12.83	23,628,517	4.70%	7.14% to 5.69%
Low Duration Portfolio - Advisor Class (PMVLAD)
2012	0.40% to 3.20%	26,938,789	12.19 to 11.06	315,355,553	1.33%	4.94% to 2.73%
Total Return Portfolio - Advisor Class (PMVTRD)
2012	0.40% to 2.80%	14,630,046	10.89 to 10.52	156,789,101	1.83%	8.22% to 6.27%
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
2012	1.05% to 2.35%	195,832	13.03 to 12.66	2,680,350	1.79%	14.38% to 13.26%
Putnam VT International Equity Fund - IB Shares (PVTIGB)
2012	1.15% to 2.10%	24,740	15.07 to 13.76	360,946	2.21%	12.97% to 12.16%
Putnam VT Voyager Fund - IB Shares (PVTVB)
2012	0.95% to 2.35%	149,383	14.20 to 13.62	2,204,960	0.36%	12.82% to 11.63%
Capital Growth Portfolio - Class II (ACEG2)
2012	0.80% to 2.55%	571,420	9.82 to 9.75	5,592,740	0.00%	-1.81% to -2.54%	****
Diversified Stock Fund Class A Shares (VYDS)
2012	1.15% to 1.55%	26,863	14.61 to 14.08	388,389	0.55%	14.01% to 13.66%
Health Sciences Portfolio - II (TRHS2)
2012	0.65% to 2.80%	3,759,743	15.55 to 14.75	57,254,342	0.00%	33.87% to 31.70%
VanEckVIPGlbHrdAsstSvc (VWHAS)
2012	0.75% to 2.40%	1,039,504	9.71 to 9.64	10,065,633	1.13%	-2.88% to -3.55%	****
VIP Trust - Global Bond Fund: Initial Class (VWBF)
2012	0.80% to 1.40%	596,653	21.86 to 22.40	15,655,460	1.77%	3.95% to 3.48%
VIP Trust - Emerging Markets Fund: Initial Class (VWEM)
2012	0.80% to 1.40%	1,300,970	23.48 to 21.34	28,114,208	0.00%	16.89% to 16.37%
VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)
2012	0.75% to 2.80%	3,199,239	9.80 to 9.72	69,582,228	0.80%	-1.99% to -2.83%	****
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
2012	0.65% to 2.80%	8,432,507	13.40 to 12.44	109,417,844	1.16%	12.99% to 11.16%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II & (NOTES TO FINANCIAL STATEMENTS) September, 2012 (Unaudited)

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Ivy Fund Variable Insurance Portfolios, Inc. - High Income (WRHIP)
2012	0.75% to 2.80%	1,362,021	$10.50 to $10.41	$14,239,305	0.10%	4.95% to 4.06%	****
Ivy Fund Variable Insurance Portfolios, Inc. - Mid Cap Growth (WRMCG)
2012	0.40% to 2.80%	371,698	9.84 to 9.74	3,639,276	0.00%	-1.62% to -2.60%	****
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
2012	0.40%	124,774	11.59	1,446,389	0.94%	6.32%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
2012	0.40%	983,890	11.93	11,740,616	0.92%	8.23%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
2012	0.40%	1,792,590	12.07	21,641,642	0.79%	9.18%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative (WRPMCP)
2012	0.40%	346,804	11.81	4,095,684	0.84%	7.41%
Advantage Funds Variable Trust - VT Discovery Fund (SVDF)
2012	1.30%	74	47.93	3,547	0.00%	15.71%
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
2012	0.40% to 2.70%	2,128,714	17.81 to 15.63	36,047,229	0.00%	12.74% to 10.79%
Advantage VT Small Cap Value Fund - Class 2 (WFVSMV)
2012	1.10%	882	10.08	8,887	0.85%	15.46%
Advantage Funds Variable Trust - VT Total Return Bond Fund (WFVTRB)
2012	1.15% to 1.25%	21,348	14.49 to 14.38	307,145	1.16%	4.70% to 4.62%
Advantage Funds(R) - VT Omega Growth - Class 2 (WFVOG2)
2012	1.15% to 2.20%	3,674	14.08 to 13.76	51,231	0.00%	19.50% to 18.55%
2012	Reserves for annuity contracts in payout phase:			$8,467,644
2012	Contract owners equity:			$33,576,957,320

*	This represents the range of annual contract expense rates of the variable account at the period end indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to contract owners’ accounts through the redemption of units.
**	This represents the ratio of dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by monthly average net assets (excluding months where net assets are zero). The investment income ratio for subaccounts initially funded during the period presented has not been annualized. The ratios exclude those expenses that result in direct reductions to the contract owner accounts through reductions in unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	This represents the range of minimum and maximum total returns for the period indicated, including changes in the value of the underlying mutual fund, which reflects the reduction of unit values for expenses assessed. The total returns do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return is not annualized if the underlying mutual fund option is initially offered, funded, or both, during the period presented. Minimum and maximum ranges are not shown for underlying mutual fund options for which a single contract expense rate (product option) exists. In such cases, the total return presented is representative of all units issued and outstanding at period end.
****	Subaccounts denoted indicate the underlying mutual fund option was initially added and funded during the period presented.

Report of Independent Registered Public Accounting Firm
The Board of Directors of Nationwide Life Insurance Company and Subsidiaries and
Contract Owners of Nationwide Variable Account-II:
We have audited the accompanying statement of assets, liabilities and contract owners’ equity of Nationwide Variable Account-II (comprised of the sub-accounts listed in note 1(b), (collectively, “the Accounts”)) as of December 31, 2011, and the related statements of operations for the period then ended, the statements of changes in contract owners’ equity for each of the periods in the two-year period then ended, and the financial highlights for each of the periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Accounts’ management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Accounts as of December 31, 2011, the results of their operations for the period then ended, the changes in contract owners’ equity for each of the periods in the two-year period then ended, and the financial highlights for each of the periods in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Columbus, Ohio
March 13, 2012

Nationwide Variable Account-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Assets:
Investments at fair value:
MidCap Growth Portfolio - Class S Shares (ALMCS)
34,853 shares (cost $482,425)	$393,142
Growth Fund - Class 1 (AFGF)
187,513 shares (cost $9,596,803)	9,763,810
High - Income Bond Fund - Class 1 (AFHY)
171,876 shares (cost $1,905,553)	1,811,578
U.S. Government/AAA-Rated Securities Fund - Class 1 (AFGC)
94,114 shares (cost $1,119,589)	1,223,488
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class III (MLVGA3)
9,312,504 shares (cost $129,633,823)	123,670,050
Money Market Portfolio(TM) (CHSMM)
14,443,733 shares (cost $14,443,733)	14,443,733
Stock Index Fund, Inc. - Initial Shares (DSIF)
7,156,680 shares (cost $190,351,187)	210,978,938
Stock Index Fund, Inc. - Service Shares (DSIFS)
3,863,630 shares (cost $111,976,055)	114,015,735
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares (DSRG)
1,307,730 shares (cost $28,294,592)	39,114,216
VA International Equity Fund (HVIE)
478,460 shares (cost $6,568,669)	6,042,947
VA Situs Fund (HVSIT)
934,455 shares (cost $13,943,697)	13,876,660
Insurance Trust - Insurance Trust Mid Cap Value Portfolio 1 (JPMMV1)
853,407 shares (cost $4,401,478)	5,854,375
Janus Aspen Series - Balanced Portfolio - Service Shares (JABS)
390,826 shares (cost $10,936,253)	10,841,508
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
3,400,735 shares (cost $111,024,149)	111,238,027
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
2,070,628 shares (cost $12,197,828)	10,932,918
Janus Aspen Series - Global Technology Portfolio - Service Shares (JAGTS)
339,615 shares (cost $1,195,423)	1,755,809
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
2,209,893 shares (cost $91,556,135)	83,180,366
Janus Aspen Series - Overseas Portfolio - Service Shares (JAIGS)
137,347 shares (cost $4,785,621)	5,139,523
Investors Growth Stock Series - Service Class (MIGSC)
878,764 shares (cost $8,338,232)	9,464,286
Value Series - Service Class (MVFSC)
25,295,325 shares (cost $254,554,294)	317,203,379
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
3,336,299 shares (cost $50,778,575)	50,011,124
Core Plus Fixed Income Portfolio - Class I (MSVFI)
156,268 shares (cost $1,542,164)	1,592,367
Core Plus Fixed Income Portfolio - Class II (MSVF2)
1,955,952 shares (cost $18,617,682)	19,892,027
Emerging Markets Debt Portfolio - Class I (MSEM)
430,765 shares (cost $3,361,757)	3,579,658
Emerging Markets Debt Portfolio - Class II (MSEMB)
122,960 shares (cost $958,075)	1,015,654
U.S. Real Estate Portfolio - Class I (MSVRE)
2,927 shares (cost $39,290)	39,718
U.S. Real Estate Portfolio - Class II (MSVREB)
344 shares (cost $3,800)	4,644

(Continued)

Nationwide Variable Account-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Managed Allocation Fund - Moderate Growth II (VFMG2)
375,012 shares (cost $3,661,104)	3,311,355
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
3,724,349 shares (cost $51,986,183)	52,140,887
American Century NVIT Multi Cap Value Fund - Class II (NVAMV2)
10,554,485 shares (cost $146,715,026)	147,340,604
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
174,209,898 shares (cost $2,871,450,268)	3,003,378,637
American Funds NVIT Bond Fund - Class II (GVABD2)
89,644,250 shares (cost $964,572,407)	1,024,633,772
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
5,939,430 shares (cost $123,503,456)	116,531,616
American Funds NVIT Growth Fund - Class II (GVAGR2)
3,934,612 shares (cost $214,313,045)	203,065,311
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
28,159,702 shares (cost $933,765,742)	1,005,301,344
Federated NVIT High Income Bond Fund - Class I (HIBF)
1,045,728 shares (cost $7,348,886)	6,839,064
Federated NVIT High Income Bond Fund - Class III (HIBF3)
14,885,503 shares (cost $99,632,126)	97,202,335
NVIT Emerging Markets Fund - Class I (GEM)
29,275 shares (cost $376,226)	297,434
NVIT Emerging Markets Fund - Class II (GEM2)
126,738 shares (cost $1,665,262)	1,272,453
NVIT Emerging Markets Fund - Class III (GEM3)
2,314,856 shares (cost $26,134,403)	23,472,640
NVIT Emerging Markets Fund - Class VI (GEM6)
4,341,125 shares (cost $45,469,068)	43,888,777
NVIT International Equity Fund - Class I (GIG)
4,469 shares (cost $38,804)	35,748
NVIT International Equity Fund - Class III (GIG3)
3,167,980 shares (cost $23,320,545)	25,375,519
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
3,023,864 shares (cost $24,055,887)	24,130,432
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
9,332,444 shares (cost $72,492,841)	72,699,742
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class II (NVNMO2)
3,056,371 shares (cost $26,581,288)	23,656,310
Neuberger Berman NVIT Socially Responsible Fund - Class I (NVNSR1)
212,144 shares (cost $2,301,156)	2,108,713
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
17,601,320 shares (cost $147,401,334)	174,957,116
NVIT Cardinal Aggressive Fund - Class II (NVCRA2)
2,785,654 shares (cost $24,326,878)	22,508,087
NVIT Cardinal Balanced Fund - Class II (NVCRB2)
126,372,736 shares (cost $1,214,237,101)	1,259,936,177
NVIT Cardinal Capital Appreciation Fund - Class II (NVCCA2)
209,651,134 shares (cost $1,954,446,945)	1,993,782,284
NVIT Cardinal Conservative Fund - Class II (NVCCN2)
56,614,880 shares (cost $576,334,194)	581,434,818
NVIT Cardinal Moderate Fund - Class II (NVCMD2)
191,123,392 shares (cost $1,814,440,535)	1,863,453,069
NVIT Cardinal Moderately Aggressive Fund - Class II (NVCMA2)
37,413,854 shares (cost $313,701,953)	343,085,038
NVIT Cardinal Moderately Conservative Fund - Class II (NVCMC2)
54,845,619 shares (cost $539,918,688)	556,683,034
NVIT Core Bond Fund - Class I (NVCBD1)
253,752 shares (cost $2,754,936)	2,763,357

(Continued)

Nationwide Variable Account-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

NVIT Core Bond Fund - Class II (NVCBD2)
11,746,036 shares (cost $121,508,613)	127,561,954
NVIT Core Plus Bond Fund - Class II (NVLCP2)
3,554,919 shares (cost $39,951,224)	40,774,922
NVIT Fund - Class I (TRF)
13,697,975 shares (cost $134,890,338)	123,966,676
NVIT Fund - Class II (TRF2)
18,571,748 shares (cost $145,475,988)	167,517,168
NVIT Government Bond Fund - Class I (GBF)
34,130,843 shares (cost $402,023,235)	407,180,959
American Century NVIT Growth Fund - Class I (CAF)
2,312,149 shares (cost $20,859,213)	31,815,174
American Century NVIT Growth Fund -Class II (CAF2)
1,130,720 shares (cost $10,127,570)	10,266,934
NVIT International Index Fund - Class VIII (GVIX8)
2,631,299 shares (cost $20,553,000)	19,050,605
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
30,204,837 shares (cost $323,587,995)	264,292,320
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
38,150,552 shares (cost $479,308,295)	489,090,077
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
65,578,795 shares (cost $898,051,774)	906,298,942
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
50,840,750 shares (cost $505,324,103)	518,575,649
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
228,731,278 shares (cost $2,530,964,378)	2,362,794,104
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
125,696,535 shares (cost $1,447,007,029)	1,253,194,457
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
72,794,574 shares (cost $766,011,788)	756,335,625
NVIT Mid Cap Index Fund - Class I (MCIF)
5,607,732 shares (cost $96,554,541)	98,415,691
NVIT Money Market Fund - Class I (SAM)
654,574,047 shares (cost $654,574,047)	654,574,047
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
3,870,152 shares (cost $29,656,823)	33,825,129
NVIT Multi-Manager International Growth Fund - Class VI (NVMIG6)
19,143,566 shares (cost $156,605,774)	166,931,895
NVIT Multi-Manager International Value Fund - Class II (GVDIV2)
67,126 shares (cost $932,763)	559,834
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
652,440 shares (cost $8,035,815)	5,441,348
NVIT Multi-Manager International Value Fund - Class VI (GVDIV6)
6,320,482 shares (cost $58,222,806)	52,396,793
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
1,046,839 shares (cost $9,545,321)	9,767,008
NVIT Multi-Manager Large Cap Growth Fund - Class II (NVMLG2)
12,235,035 shares (cost $99,439,927)	113,541,122
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
410,360 shares (cost $3,631,962)	3,307,498
NVIT Multi-Manager Large Cap Value Fund - Class II (NVMLV2)
5,173,771 shares (cost $41,254,264)	41,597,121
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
17,234,418 shares (cost $127,959,453)	175,618,719
NVIT Multi-Manager Mid Cap Growth Fund - Class II (NVMMG2)
12,687,775 shares (cost $94,801,831)	128,019,648
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
26,703,581 shares (cost $226,464,945)	265,166,563

(Continued)

Nationwide Variable Account-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
409,969 shares (cost $6,205,939)	6,284,822
NVIT Multi-Manager Small Cap Growth Fund - Class II (SCGF2)
1,416,233 shares (cost $22,014,813)	21,201,009
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
3,151,647 shares (cost $34,548,845)	31,138,271
NVIT Multi-Manager Small Cap Value Fund - Class II (SCVF2)
2,264,289 shares (cost $17,138,902)	22,008,894
NVIT Multi-Manager Small Company Fund - Class I (SCF)
4,222,731 shares (cost $83,228,718)	71,659,751
NVIT Multi-Manager Small Company Fund - Class II (SCF2)
2,508,672 shares (cost $37,914,275)	41,518,528
NVIT Multi-Sector Bond Fund - Class I (MSBF)
15,958,689 shares (cost $136,230,984)	138,361,835
NVIT Short Term Bond Fund - Class II (NVSTB2)
6,745,416 shares (cost $69,658,711)	69,545,236
NVIT Large Cap Growth Fund - Class I (NVOLG1)
22,453,087 shares (cost $339,889,280)	329,835,845
NVIT Large Cap Growth Fund - Class II (NVOLG2)
15,681,402 shares (cost $236,566,534)	229,732,537
Templeton NVIT International Value Fund - Class III (NVTIV3)
20,927,488 shares (cost $243,080,641)	222,459,193
Van Kampen NVIT Comstock Value Fund - Class II (EIF2)
13,212,503 shares (cost $110,093,605)	128,293,402
NVIT Real Estate Fund - Class I (NVRE1)
7,090,723 shares (cost $48,523,253)	64,241,951
NVIT Real Estate Fund - Class II (NVRE2)
7,063,920 shares (cost $51,734,223)	63,716,556
VPS Balanced Wealth Strategy Portfolio - Class B (ALVBWB)
4,089 shares (cost $46,169)	44,166
VPS Growth and Income Portfolio - Class B (ALVGIB)
366,999 shares (cost $7,711,544)	6,554,604
VPS Small/Mid Cap Value Portfolio - Class B (ALVSVB)
3,474,322 shares (cost $49,722,539)	53,435,074
VP Balanced Fund - Class I (ACVB)
5,157,514 shares (cost $33,651,547)	33,575,418
VP Capital Appreciation Fund - Class I (ACVCA)
6,798 shares (cost $69,409)	89,873
VP Income & Growth Fund - Class I (ACVIG)
2,319,148 shares (cost $15,434,667)	14,239,571
VP Income & Growth Fund - Class II (ACVIG2)
730,677 shares (cost $4,928,778)	4,486,355
VP Inflation Protection Fund - Class II (ACVIP2)
21,187,142 shares (cost $230,194,295)	248,948,917
VP International Fund - Class I (ACVI)
2,127 shares (cost $18,833)	15,805
VP International Fund - Class III (ACVI3)
22 shares (cost $165)	164
VP Mid Cap Value Fund - Class I (ACVMV1)
506,604 shares (cost $6,536,982)	6,839,147
VP Mid Cap Value Fund - Class II (ACVMV2)
5,083,412 shares (cost $60,722,297)	68,626,060
VP Ultra(R) Fund - Class II (ACVU2)
535 shares (cost $3,777)	5,012
VP Value Fund - Class II (ACVV2)
161 shares (cost $911)	933
VP Vista(SM) Fund - Class I (ACVVS1)
358 shares (cost $4,106)	5,387

(Continued)

Nationwide Variable Account-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Small Cap Stock Index Portfolio - Service Shares (DVSCS)
6,583,873 shares (cost $62,690,114)	80,125,736
Appreciation Portfolio - Initial Shares (DCAP)
870,391 shares (cost $29,908,500)	33,074,851
Appreciation Portfolio - Service Shares (DCAPS)
2,202,497 shares (cost $75,265,456)	83,122,253
Opportunistic Small Cap Portfolio: Service Shares (DVDLS)
65,447 shares (cost $1,599,367)	1,694,415
Growth and Income Portfolio - Initial Shares (DGI)
672,068 shares (cost $13,630,357)	12,742,415
Capital Appreciation Fund II - Service Shares (FCA2S)
268,388 shares (cost $1,590,265)	1,615,696
Quality Bond Fund II - Primary Shares (FQB)
985,797 shares (cost $10,552,998)	11,050,783
Quality Bond Fund II - Service Shares (FQBS)
3,735,329 shares (cost $40,509,490)	41,686,275
Equity-Income Portfolio - Initial Class (FEIP)
17,526,175 shares (cost $392,128,835)	327,564,217
Fidelity(R) VIP Fund - Value Strategies Portfolio - Service Class 2 (FVSS2)
1,027,238 shares (cost $9,041,510)	9,070,511
High Income Portfolio - Initial Class (FHIP)
9,867,316 shares (cost $55,866,670)	53,184,834
VIP Fund - Asset Manager Portfolio - Initial Class (FAMP)
10,351,590 shares (cost $142,534,687)	142,851,946
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
4,391,584 shares (cost $88,836,720)	82,210,459
VIP Fund - Equity-Income Portfolio - Service Class 2 (FEI2)
8,714,521 shares (cost $183,773,506)	160,434,328
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
515,939 shares (cost $4,961,239)	5,314,177
VIP Fund - Freedom Fund 2010 Portfolio - Service Class 2 (FF10S2)
10,627,597 shares (cost $111,173,371)	109,039,146
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
942,720 shares (cost $8,938,004)	9,615,744
VIP Fund - Freedom Fund 2020 Portfolio - Service Class 2 (FF20S2)
33,912,849 shares (cost $351,943,453)	344,893,677
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
717,582 shares (cost $6,604,408)	6,953,367
VIP Fund - Freedom Fund 2030 Portfolio - Service Class 2 (FF30S2)
2,473,581 shares (cost $24,928,161)	23,919,527
VIP Fund - Growth Portfolio - Initial Class (FGP)
8,902,234 shares (cost $273,560,492)	328,403,406
VIP Fund - Growth Portfolio - Service Class 2 (FG2)
2,440,963 shares (cost $87,544,618)	89,168,371
VIP Fund - High Income Portfolio - Initial Class R (FHIPR)
4,104,400 shares (cost $23,292,658)	22,040,628
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
2,161,097 shares (cost $26,798,734)	27,791,712
VIP Fund - Investment Grade Bond Portfolio - Service Class 2 (FIGBP2)
31,036,414 shares (cost $381,160,716)	394,783,184
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
861,579 shares (cost $23,204,079)	24,925,479
VIP Fund - Mid Cap Portfolio - Service Class 2 (FMC2)
8,160,751 shares (cost $235,752,806)	233,234,275
VIP Fund - Overseas Portfolio - Initial Class (FOP)
3,642,699 shares (cost $61,828,885)	49,649,984
VIP Fund - Overseas Portfolio - Initial Class R (FOPR)
1,687,706 shares (cost $34,048,586)	22,952,799

(Continued)

Nationwide Variable Account-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

VIP Fund - Overseas Portfolio - Service Class 2 (FO2)
179,287 shares (cost $3,271,614)	2,423,955
VIP Fund - Overseas Portfolio - Service Class 2 R (FO2R)
3,962,337 shares (cost $62,165,980)	53,055,689
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
653,127 shares (cost $5,053,769)	5,721,390
Franklin Income Securities Fund - Class 2 (FTVIS2)
9,156,651 shares (cost $141,371,798)	131,123,238
Franklin Rising Dividends Securities Fund - Class 2 (FTVRD2)
3,070,976 shares (cost $55,091,965)	60,344,677
Franklin Small Cap Value Securities Fund - Class 2 (FTVSV2)
9,654,783 shares (cost $105,037,828)	149,938,781
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
2,814,747 shares (cost $25,541,987)	26,346,032
Templeton Foreign Securities Fund - Class 2 (TIF2)
276,655 shares (cost $3,853,088)	3,474,789
Templeton Foreign Securities Fund - Class 3 (TIF3)
5,631,381 shares (cost $56,879,725)	70,448,575
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
5,880,818 shares (cost $104,635,776)	106,736,841
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
2,854,064 shares (cost $20,990,736)	21,662,342
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
15,884,741 shares (cost $186,920,991)	171,396,355
Growth Portfolio - I Class Shares (AMTG)
686 shares (cost $13,652)	12,743
Partners Portfolio - I Class Shares (AMTP)
1,713 shares (cost $17,347)	17,117
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
348,105 shares (cost $4,482,462)	4,222,508
Socially Responsive Portfolio - I Class Shares (AMSRS)
1,922,397 shares (cost $27,755,726)	27,586,399
Balanced Fund/VA - Non-Service Shares (OVMS)
3,617,945 shares (cost $55,205,385)	40,882,776
Core Bond Fund/VA - Non-Service Shares (OVB)
4,584,759 shares (cost $47,183,388)	36,127,903
Global Securities Fund/VA - Class 3 (OVGS3)
1,806,584 shares (cost $54,392,452)	49,952,054
Global Securities Fund/VA - Class 4 (OVGS4)
2,225,676 shares (cost $69,218,463)	60,671,921
Global Securities Fund/VA - Non-Service Shares (OVGS)
3,728,523 shares (cost $92,099,671)	102,385,229
Global Securities Fund/VA - Service Class (OVGSS)
270,530 shares (cost $7,483,646)	7,361,121
High Income Fund/VA - Class 3 (OVHI3)
251,160 shares (cost $522,218)	482,228
High Income Fund/VA - Class 4 (OVHI4)
3,689,111 shares (cost $7,520,932)	7,156,876
High Income Fund/VA - Non-Service Shares (OVHI)
12,261 shares (cost $69,851)	23,297
High Income Fund/VA - Service Class (OVHIS)
1,307,095 shares (cost $8,662,794)	2,496,551
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
542,268 shares (cost $11,402,951)	11,230,377
Main Street Fund(R)/VA - Service Class (OVGIS)
10,537,899 shares (cost $194,984,863)	216,343,064
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
233,432 shares (cost $3,797,941)	4,008,031

(Continued)

Nationwide Variable Account-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Main Street Small- & Mid-Cap Fund(R)/VA - Service Shares (OVSCS)
2,940,377 shares (cost $35,148,147)	50,045,218
Mid-Cap Growth Fund/VA - Non-Service Shares (OVAG)
216,405 shares (cost $10,409,076)	10,184,010
Foreign Bond Portfolio (Unhedged) - Advisor Class (PMVFAD)
1,900,149 shares (cost $21,867,061)	22,972,807
Low Duration Portfolio - Advisor Class (PMVLAD)
25,106,874 shares (cost $260,204,640)	260,609,351
Total Return Portfolio - Advisor Class (PMVTRD)
5,928,911 shares (cost $66,306,841)	65,336,598
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
167,311 shares (cost $3,033,729)	2,559,864
Putnam VT International Equity Fund - IB Shares (PVTIGB)
38,643 shares (cost $593,082)	366,721
Putnam VT Voyager Fund - IB Shares (PVTVB)
91,764 shares (cost $3,232,600)	2,914,429
V.I. Basic Value Fund - Series II (AVBV2)
676 shares (cost $3,980)	4,112
V.I. Capital Appreciation Fund - Series II (AVCA2)
271,107 shares (cost $6,912,105)	5,709,523
V.I. Capital Development Fund - Series II (AVCD2)
1,889,820 shares (cost $20,596,043)	22,791,233
Diversified Stock Fund Class A Shares (VYDS)
38,452 shares (cost $293,759)	347,991
Health Sciences Portfolio - II (TRHS2)
1,689,476 shares (cost $27,621,382)	27,116,090
VIP Trust - Global Bond Fund: Class R1 (VWBFR)
497,909 shares (cost $5,681,366)	5,830,510
VIP Trust - Global Bond Fund: Initial Class (VWBF)
975,273 shares (cost $11,182,303)	11,420,452
VIP Trust - Emerging Markets Fund: Class R1 (VWEMR)
1,096,565 shares (cost $11,483,975)	11,393,305
VIP Trust - Emerging Markets Fund: Initial Class (VWEM)
1,424,002 shares (cost $19,025,489)	14,809,621
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
1,770,673 shares (cost $58,722,347)	54,501,323
VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)
816,191 shares (cost $22,182,022)	25,097,875
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
10,291,151 shares (cost $97,927,607)	93,728,714
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
194,222 shares (cost $1,009,956)	1,006,691
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
923,913 shares (cost $4,737,150)	4,676,387
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
2,670,688 shares (cost $14,362,539)	13,606,619
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative (WRPMCP)
314,198 shares (cost $1,643,296)	1,631,286
Advantage Funds Variable Trust - VT Discovery Fund (SVDF)
1,668 shares (cost $29,259)	35,638
Advantage VT Opportunity Fund - Class 2 (SVOF)
14,215 shares (cost $201,005)	247,060
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
4,016,178 shares (cost $29,459,811)	30,844,249
Advantage VT Small Cap Value Fund - Class 2 (WFVSMV)
998 shares (cost $8,179)	8,303
Advantage Funds Variable Trust - VT Total Return Bond Fund (WFVTRB)
27,853 shares (cost $288,682)	293,569

(Continued)

Nationwide Variable Account-II
STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS’ EQUITY
December 31, 2011

Advantage Funds(R) - VT Omega Growth - Class 2 (WFVOG2)
2,270 shares (cost $43,073)	51,028

Total Investments	$29,793,995,282

Accounts Payable-U.S. Real Estate Portfolio - Class I (MSVRE)	4,639
Other Accounts Payable	(96,489)

$29,793,903,432

Contract Owners’ Equity:
Accumulation units	29,785,542,132
Contracts in payout (annuitization) period (note 1f)	8,361,300

Total Contract Owners’ Equity (note 5)	$29,793,903,432

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	Total	ALMCS	AFGF	AFHY	AFGC	MLVGA3	CHSMM	DSIF
Investment Activity:
Reinvested dividends	$517,674,856	-	91,887	132,348	24,224	2,940,780	1,268	4,147,676
Mortality and expense risk charges (note 2)	(448,629,078)	(5,149)	(139,269)	(17,183)	(15,802)	(1,760,985)	(121,797)	(3,065,446)

Net investment income (loss)	69,045,778	(5,149)	(47,382)	115,165	8,422	1,179,795	(120,529)	1,082,230
Realized gain (loss) on investments	(726,415)	(109,103)	107,972	(14,852)	5,208	749,851	-	9,814,474
Change in unrealized gain (loss) on investments	(953,196,565)	66,458	(602,435)	(38,230)	34,133	(11,963,314)	1	(10,918,941)

Net gain (loss) on investments	(953,922,980)	(42,645)	(494,463)	(53,082)	39,341	(11,213,463)	1	(1,104,467)

Reinvested capital gains	85,173,364	-	-	-	28,110	3,122,639	-	1,562,507

Net increase (decrease) in contract owners’ equity resulting from operations	$(799,703,838)	(47,794)	(541,845)	62,083	75,873	(6,911,029)	(120,528)	1,540,270

	DSIFS	DSRG	HVIE	HVSIT	JPMMV1	JABS	JACAS	JAGTS2
Investment Activity:
Reinvested dividends	$1,791,091	390,053	74,345	3,216	81,851	272,842	297,209	-
Mortality and expense risk charges (note 2)	(1,661,213)	(566,478)	(40,989)	(92,729)	(80,363)	(163,593)	(1,788,049)	(173,645)

Net investment income (loss)	129,878	(176,425)	33,356	(89,513)	1,488	109,249	(1,490,840)	(173,645)
Realized gain (loss) on investments	(515,046)	1,091,291	2,752	(8,647)	821,086	191,639	(2,104,706)	2,046,500
Change in unrealized gain (loss) on investments	(50,354)	(981,875)	(532,366)	(86,148)	(774,058)	(843,088)	(5,636,839)	(3,189,059)

Net gain (loss) on investments	(565,400)	109,416	(529,614)	(94,795)	47,028	(651,449)	(7,741,545)	(1,142,559)

Reinvested capital gains	731,611	-	-	-	-	566,308	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$296,089	(67,009)	(496,258)	(184,308)	48,516	24,108	(9,232,385)	(1,316,204)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	JAGTS	JAIGS2	JAIGS	MIGSC	MVFSC	MVIVSC	MSVFI	MSVF2
Investment Activity:
Reinvested dividends	$-	468,933	28,081	27,532	4,010,336	375,302	60,574	759,703
Mortality and expense risk charges (note 2)	(26,666)	(1,817,057)	(100,420)	(172,928)	(5,464,287)	(493,913)	(22,761)	(356,502)

Net investment income (loss)	(26,666)	(1,348,124)	(72,339)	(145,396)	(1,453,951)	(118,611)	37,813	403,201
Realized gain (loss) on investments	108,743	(4,635,315)	697,687	520,546	12,847,215	346,428	(403)	(12,527)
Change in unrealized gain (loss) on investments	(275,263)	(42,385,904)	(3,494,518)	(460,050)	(17,119,075)	(1,804,417)	30,757	422,448

Net gain (loss) on investments	(166,520)	(47,021,219)	(2,796,831)	60,496	(4,271,860)	(1,457,989)	30,354	409,921

Reinvested capital gains	-	1,249,495	73,862	-	1,274,247	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(193,186)	(47,119,848)	(2,795,308)	(84,900)	(4,451,564)	(1,576,600)	68,167	813,122

	MSEM	MSEMB	VKVGR2	MSVRE	MSVREB	VFMG2	NVAMV1	NVAMV2
Investment Activity:
Reinvested dividends	$131,841	36,776	163	326	37	61,029	909,815	2,308,995
Mortality and expense risk charges (note 2)	(49,941)	(15,073)	(43)	(572)	(89)	(54,339)	(763,053)	(2,404,806)

Net investment income (loss)	81,900	21,703	120	(246)	(52)	6,690	146,762	(95,811)
Realized gain (loss) on investments	(17,129)	(5,537)	(932)	16,620	1,852	(70,855)	263,334	1,161,400
Change in unrealized gain (loss) on investments	100,551	26,669	-	(13,932)	(1,461)	(196,359)	(891,778)	(3,017,896)

Net gain (loss) on investments	83,422	21,132	(932)	2,688	391	(267,214)	(628,444)	(1,856,496)

Reinvested capital gains	41,069	11,623	-	-	-	-	137,253	380,763

Net increase (decrease) in contract owners’ equity resulting from operations	$206,391	54,458	(812)	2,442	339	(260,524)	(344,429)	(1,571,544)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	GVAAA2	GVABD2	GVAGG2	GVAGR2	GVAGI2	HIBF	HIBF3	GEM
Investment Activity:
Reinvested dividends	$31,452,254	19,670,044	1,076,657	530,274	7,984,832	655,182	6,963,511	2,572
Mortality and expense risk charges (note 2)	(40,200,382)	(15,761,877)	(1,798,738)	(3,148,314)	(14,790,005)	(119,739)	(1,332,719)	(5,359)

Net investment income (loss)	(8,748,128)	3,908,167	(722,081)	(2,618,040)	(6,805,173)	535,443	5,630,792	(2,787)
Realized gain (loss) on investments	179,686	(1,256,608)	(1,933,212)	(4,169,992)	(3,749,693)	(418,585)	3,775,393	(39,549)
Change in unrealized gain (loss) on investments	(16,676,602)	33,880,415	(9,782,123)	(5,714,866)	(23,884,988)	72,641	(7,065,820)	(57,044)

Net gain (loss) on investments	(16,496,916)	32,623,807	(11,715,335)	(9,884,858)	(27,634,681)	(345,944)	(3,290,427)	(96,593)

Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(25,245,044)	36,531,974	(12,437,416)	(12,502,898)	(34,439,854)	189,499	2,340,365	(99,380)

	GEM2	GEM3	GEM6	GIG	GIG3	NVIE6	NVNMO1	NVNMO2
Investment Activity:
Reinvested dividends	$7,409	212,076	250,991	520	368,930	277,424	499,109	132,866
Mortality and expense risk charges (note 2)	(24,429)	(415,597)	(839,119)	(508)	(396,126)	(369,558)	(1,178,412)	(392,571)

Net investment income (loss)	(17,020)	(203,521)	(588,128)	12	(27,196)	(92,134)	(679,303)	(259,705)
Realized gain (loss) on investments	(27,864)	(7,675,076)	(9,626,946)	1,071	(367,298)	940,738	1,984,473	(94,216)
Change in unrealized gain (loss) on investments	(377,713)	(1,496)	(3,988,277)	(5,750)	(2,872,659)	(3,620,754)	(13,163,847)	(3,503,958)

Net gain (loss) on investments	(405,577)	(7,676,572)	(13,615,223)	(4,679)	(3,239,957)	(2,680,016)	(11,179,374)	(3,598,174)

Reinvested capital gains	-	-	-	-	-	-	677,844	204,746

Net increase (decrease) in contract owners’ equity resulting from operations	$(422,597)	(7,880,093)	(14,203,351)	(4,667)	(3,267,153)	(2,772,150)	(11,180,833)	(3,653,133)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	NVNSR1	NVNSR2	NVCRA2	NVCRB2	NVCCA2	NVCCN2	NVCMD2	NVCMA2
Investment Activity:
Reinvested dividends	$15,237	1,153,618	475,250	26,995,036	38,020,999	11,943,658	37,752,527	8,825,852
Mortality and expense risk charges (note 2)	(28,694)	(3,263,748)	(402,482)	(18,312,191)	(26,436,800)	(7,247,183)	(24,769,718)	(6,090,478)

Net investment income (loss)	(13,457)	(2,110,130)	72,768	8,682,845	11,584,199	4,696,475	12,982,809	2,735,374
Realized gain (loss) on investments	371,873	2,257,917	1,378,893	11,907	(157,807)	4,943,425	(334,802)	(339,662)
Change in unrealized gain (loss) on investments	(540,513)	(6,887,748)	(3,956,192)	(52,411,470)	(121,757,876)	(14,006,408)	(95,093,111)	(29,035,553)

Net gain (loss) on investments	(168,640)	(4,629,831)	(2,577,299)	(52,399,563)	(121,915,683)	(9,062,983)	(95,427,913)	(29,375,215)

Reinvested capital gains	-	-	355,769	7,339,091	10,895,379	2,688,951	11,062,859	3,343,151

Net increase (decrease) in contract owners’ equity resulting from operations	$(182,097)	(6,739,961)	(2,148,762)	(36,377,627)	(99,436,105)	(1,677,557)	(71,382,245)	(23,296,690)

	NVCMC2	NVCBD1	NVCBD2	NVLCP2	TRF	TRF2	GBF	CAF
Investment Activity:
Reinvested dividends	$12,216,571	75,163	3,824,745	865,578	1,548,132	1,587,845	12,702,778	201,749
Mortality and expense risk charges (note 2)	(7,308,585)	(30,866)	(2,568,332)	(545,612)	(1,786,256)	(3,147,247)	(6,961,166)	(461,534)

Net investment income (loss)	4,907,986	44,297	1,256,413	319,966	(238,124)	(1,559,402)	5,741,612	(259,785)
Realized gain (loss) on investments	567,042	22,771	2,344,806	351,008	(5,175,956)	(11,738,465)	2,212,745	2,398,610
Change in unrealized gain (loss) on investments	(17,845,617)	40,974	2,615,526	752,471	4,619,978	12,680,009	14,767,389	(2,806,152)

Net gain (loss) on investments	(17,278,575)	63,745	4,960,332	1,103,479	(555,978)	941,544	16,980,134	(407,542)

Reinvested capital gains	2,968,535	-	-	36,533	-	-	1,336,507	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(9,402,054)	108,042	6,216,745	1,459,978	(794,102)	(617,858)	24,058,253	(667,327)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	CAF2	GVIX8	GVIDA	NVDBL2	NVDCA2	GVIDC	GVIDM	GVDMA
Investment Activity:
Reinvested dividends	$59,011	496,427	5,573,086	8,157,953	14,031,068	10,365,705	51,852,281	28,191,360
Mortality and expense risk charges (note 2)	(39,537)	(285,690)	(5,682,943)	(5,803,488)	(10,205,122)	(6,644,720)	(40,375,591)	(23,438,517)

Net investment income (loss)	19,474	210,737	(109,857)	2,354,465	3,825,946	3,720,985	11,476,690	4,752,843
Realized gain (loss) on investments	(16,121)	(495,803)	(16,491,307)	227,017	1,661,708	(261,080)	280,095	(20,510,261)
Change in unrealized gain (loss) on investments	139,364	(2,856,612)	310,490	(6,890,276)	(29,486,529)	1,117,885	(51,379,389)	(33,685,157)

Net gain (loss) on investments	123,243	(3,352,415)	(16,180,817)	(6,663,259)	(27,824,821)	856,805	(51,099,294)	(54,195,418)

Reinvested capital gains	-	-	-	513,222	677,210	1,557,894	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$142,717	(3,141,678)	(16,290,674)	(3,795,572)	(23,321,665)	6,135,684	(39,622,604)	(49,442,575)

	GVDMC	MCIF	SAM	NVMIG3	NVMIG6	GVDIV2	GVDIV3	GVDIV6
Investment Activity:
Reinvested dividends	$16,806,515	797,087	375	512,719	1,971,158	10,692	121,841	1,020,426
Mortality and expense risk charges (note 2)	(12,339,572)	(1,491,859)	(9,036,899)	(536,068)	(3,184,076)	(11,307)	(91,023)	(886,984)

Net investment income (loss)	4,466,943	(694,772)	(9,036,524)	(23,349)	(1,212,918)	(615)	30,818	133,442
Realized gain (loss) on investments	(461,714)	560,765	-	1,571,686	100,072	(94,325)	(1,392,741)	(674,146)
Change in unrealized gain (loss) on investments	(1,357,344)	(5,226,560)	-	(5,658,845)	(17,722,290)	(31,310)	204,658	(9,471,630)

Net gain (loss) on investments	(1,819,058)	(4,665,795)	-	(4,087,159)	(17,622,218)	(125,635)	(1,188,083)	(10,145,776)

Reinvested capital gains	-	1,548,165	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$2,647,885	(3,812,402)	(9,036,524)	(4,110,508)	(18,835,136)	(126,250)	(1,157,265)	(10,012,334)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	NVMLG1	NVMLG2	NVMLV1	NVMLV2	NVMMG1	NVMMG2	NVMMV2	SCGF
Investment Activity:
Reinvested dividends	$743	-	40,424	378,535	-	-	2,334,631	-
Mortality and expense risk charges (note 2)	(146,431)	(2,067,406)	(48,632)	(681,124)	(2,612,586)	(2,292,662)	(4,308,289)	(99,998)

Net investment income (loss)	(145,688)	(2,067,406)	(8,208)	(302,589)	(2,612,586)	(2,292,662)	(1,973,658)	(99,998)
Realized gain (loss) on investments	207,305	6,719,593	(14,831)	878,622	9,549,350	11,160,853	10,282,591	(270,602)
Change in unrealized gain (loss) on investments	(483,600)	(9,689,783)	(368,941)	(5,366,484)	(17,266,389)	(15,004,422)	(18,252,957)	(77,181)

Net gain (loss) on investments	(276,295)	(2,970,190)	(383,772)	(4,487,862)	(7,717,039)	(3,843,569)	(7,970,366)	(347,783)

Reinvested capital gains	-	-	118,443	1,486,602	-	-	1,158,382	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(421,983)	(5,037,596)	(273,537)	(3,303,849)	(10,329,625)	(6,136,231)	(8,785,642)	(447,781)

	SCGF2	SCVF	SCVF2	SCF	SCF2	MSBF	NVSTB2	NVOLG1
Investment Activity:
Reinvested dividends	$-	158,169	73,889	435,578	210,616	5,766,416	1,184,151	2,525,686
Mortality and expense risk charges (note 2)	(316,989)	(475,175)	(357,190)	(1,085,348)	(655,698)	(2,081,899)	(1,221,290)	(5,028,831)

Net investment income (loss)	(316,989)	(317,006)	(283,301)	(649,770)	(445,082)	3,684,517	(37,139)	(2,503,145)
Realized gain (loss) on investments	443,448	(1,262,311)	118,953	(4,175,167)	(2,066,677)	(2,191,747)	391,112	1,149,225
Change in unrealized gain (loss) on investments	(1,902,744)	(636,292)	(1,454,048)	(666,964)	(480,843)	3,235,626	(603,266)	(11,481,323)

Net gain (loss) on investments	(1,459,296)	(1,898,603)	(1,335,095)	(4,842,131)	(2,547,520)	1,043,879	(212,154)	(10,332,098)

Reinvested capital gains	-	-	-	-	-	-	-	1,308,144

Net increase (decrease) in contract owners’ equity resulting from operations	$(1,776,285)	(2,215,609)	(1,618,396)	(5,491,901)	(2,992,602)	4,728,396	(249,293)	(11,527,099)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	NVOLG2	NVTIV3	EIF2	NVRE1	NVRE2	ALVBWB	ALVGIB	ALVSVB
Investment Activity:
Reinvested dividends	$1,100,160	6,576,956	1,444,570	598,435	421,267	-	80,088	121,358
Mortality and expense risk charges (note 2)	(4,143,912)	(3,939,889)	(2,071,572)	(917,258)	(1,028,125)	(91)	(107,216)	(773,063)

Net investment income (loss)	(3,043,752)	2,637,067	(627,002)	(318,823)	(606,858)	(91)	(27,128)	(651,705)
Realized gain (loss) on investments	847,802	1,372,048	(416,831)	3,918,498	5,332,786	(41)	(715,629)	2,932,486
Change in unrealized gain (loss) on investments	(7,963,767)	(34,380,208)	(3,344,505)	(734,046)	(2,016,752)	(2,004)	1,112,476	(6,741,553)

Net gain (loss) on investments	(7,115,965)	(33,008,160)	(3,761,336)	3,184,452	3,316,034	(2,045)	396,847	(3,809,067)

Reinvested capital gains	913,646	241,593	-	278,438	277,097	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(9,246,071)	(30,129,500)	(4,388,338)	3,144,067	2,986,273	(2,136)	369,719	(4,460,772)

	ACVB	ACVCA	ACVIG	ACVIG2	ACVIP2	ACVI	ACVI3	ACVI4
Investment Activity:
Reinvested dividends	$668,673	-	224,790	65,884	9,109,023	331	3	8
Mortality and expense risk charges (note 2)	(473,513)	(1,388)	(191,748)	(72,832)	(3,462,666)	(303)	(3)	(1)

Net investment income (loss)	195,160	(1,388)	33,042	(6,948)	5,646,357	28	-	7
Realized gain (loss) on investments	389,961	11,646	(167,564)	(304,559)	3,142,131	5,683	22	32
Change in unrealized gain (loss) on investments	807,535	(17,607)	426,452	442,142	10,086,527	(8,320)	(52)	-

Net gain (loss) on investments	1,197,496	(5,961)	258,888	137,583	13,228,658	(2,637)	(30)	32

Reinvested capital gains	-	-	-	-	2,459,240	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$1,392,656	(7,349)	291,930	130,635	21,334,255	(2,609)	(30)	39

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	ACVMV1	ACVMV2	ACVU2	ACVVS1	DVSCS	DCAP	DCAPS	DVDLS
Investment Activity:
Reinvested dividends	$94,416	750,694	-	-	450,827	491,105	696,830	4,868
Mortality and expense risk charges (note 2)	(92,059)	(978,021)	(108)	(91)	(1,165,935)	(402,238)	(880,475)	(20,861)

Net investment income (loss)	2,357	(227,327)	(108)	(91)	(715,108)	88,867	(183,645)	(15,993)
Realized gain (loss) on investments	694,698	1,018,745	1,824	598	(276,231)	288,259	(110,160)	(90,792)
Change in unrealized gain (loss) on investments	(1,063,646)	(3,155,494)	(1,393)	(1,119)	774,737	1,830,568	4,605,397	24,240

Net gain (loss) on investments	(368,948)	(2,136,749)	431	(521)	498,506	2,118,827	4,495,237	(66,552)

Reinvested capital gains	185,964	1,585,878	-	-	180,331	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(180,627)	(778,198)	323	(612)	(36,271)	2,207,694	4,311,592	(82,545)

	DGI	FCA2S	FQB	FQBS	FEIP	FVSS2	FHIP	FAMP
Investment Activity:
Reinvested dividends	$179,574	9,770	629,530	2,415,308	8,529,868	74,999	3,704,346	2,967,493
Mortality and expense risk charges (note 2)	(192,187)	(28,688)	(158,680)	(735,071)	(4,777,737)	(180,500)	(768,333)	(2,129,315)

Net investment income (loss)	(12,613)	(18,918)	470,850	1,680,237	3,752,131	(105,501)	2,936,013	838,178
Realized gain (loss) on investments	559,642	24,275	19,409	294,248	(6,158,939)	(1,200,981)	(1,128,421)	565,756
Change in unrealized gain (loss) on investments	(1,079,186)	(145,242)	(366,671)	(1,729,168)	1,793,459	183,667	(236,192)	(7,785,316)

Net gain (loss) on investments	(519,544)	(120,967)	(347,262)	(1,434,920)	(4,365,480)	(1,017,314)	(1,364,613)	(7,219,560)

Reinvested capital gains	-	-	-	-	-	-	-	726,738

Net increase (decrease) in contract owners’ equity resulting from operations	$(532,157)	(139,885)	123,588	245,317	(613,349)	(1,122,815)	1,571,400	(5,654,644)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	FNRS2	FEI2	FF10S	FF10S2	FF20S	FF20S2	FF30S	FF30S2
Investment Activity:
Reinvested dividends	$773,583	3,789,181	108,155	2,077,151	203,899	6,888,365	143,539	464,292
Mortality and expense risk charges (note 2)	(1,441,734)	(2,445,837)	(73,444)	(1,583,896)	(129,107)	(4,380,454)	(91,587)	(414,989)

Net investment income (loss)	(668,151)	1,343,344	34,711	493,255	74,792	2,507,911	51,952	49,303
Realized gain (loss) on investments	(4,616,316)	(3,815,369)	(47,935)	(473,981)	(132,434)	(249,131)	(223,095)	(818,657)
Change in unrealized gain (loss) on investments	(2,120,730)	1,567,029	(112,430)	(2,752,125)	(219,877)	(13,474,393)	(144,597)	(526,674)

Net gain (loss) on investments	(6,737,046)	(2,248,340)	(160,365)	(3,226,106)	(352,311)	(13,723,524)	(367,692)	(1,345,331)

Reinvested capital gains	-	-	27,771	562,206	36,905	1,318,347	21,006	72,546

Net increase (decrease) in contract owners’ equity resulting from operations	$(7,405,197)	(904,996)	(97,883)	(2,170,645)	(240,614)	(9,897,266)	(294,734)	(1,223,482)

	FGP	FG2	FHIPR	FIGBS	FIGBP2	FMCS	FMC2	FOP
Investment Activity:
Reinvested dividends	$1,283,547	119,748	1,526,879	873,056	12,030,389	41,644	56,827	827,558
Mortality and expense risk charges (note 2)	(4,818,674)	(1,248,259)	(300,061)	(362,057)	(7,209,990)	(418,445)	(3,967,911)	(829,224)

Net investment income (loss)	(3,535,127)	(1,128,511)	1,226,818	510,999	4,820,399	(376,801)	(3,911,084)	(1,666)
Realized gain (loss) on investments	(1,173,028)	(2,380,823)	2,517,280	336,073	4,890,312	107,758	(746,414)	1,333,032
Change in unrealized gain (loss) on investments	971,173	499,281	(3,050,392)	(68,689)	1,164,428	(3,524,647)	(26,848,523)	(12,839,256)

Net gain (loss) on investments	(201,855)	(1,881,542)	(533,112)	267,384	6,054,740	(3,416,889)	(27,594,937)	(11,506,224)

Reinvested capital gains	1,253,598	269,866	-	748,306	11,376,584	47,717	446,500	123,690

Net increase (decrease) in contract owners’ equity resulting from operations	$(2,483,384)	(2,740,187)	693,706	1,526,689	22,251,723	(3,745,973)	(31,059,521)	(11,384,200)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	FOPR	FO2	FO2R	FVSS	FTVIS2	FTVRD2	FTVSV2	FTVDM3
Investment Activity:
Reinvested dividends	$384,887	33,253	748,910	57,160	7,647,523	1,020,398	1,000,300	319,479
Mortality and expense risk charges (note 2)	(388,805)	(44,645)	(899,139)	(92,789)	(2,011,920)	(1,053,132)	(2,443,878)	(490,308)

Net investment income (loss)	(3,918)	(11,392)	(150,229)	(35,629)	5,635,603	(32,734)	(1,443,578)	(170,829)
Realized gain (loss) on investments	(626,677)	36,814	(4,155,340)	687,635	(2,972,293)	1,514,217	12,258,988	(2,498,885)
Change in unrealized gain (loss) on investments	(4,791,201)	(573,548)	(6,494,327)	(1,295,073)	(1,686,046)	1,090,945	(16,606,531)	(3,115,486)

Net gain (loss) on investments	(5,417,878)	(536,734)	(10,649,667)	(607,438)	(4,658,339)	2,605,162	(4,347,543)	(5,614,371)

Reinvested capital gains	58,558	7,011	108,894	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(5,363,238)	(541,115)	(10,691,002)	(643,067)	977,264	2,572,428	(5,791,121)	(5,785,200)

	TIF2	TIF3	FTVGI3	FTVFA2	AMTB	AMTG	AMINS	AMTP
Investment Activity:
Reinvested dividends	$75,396	1,390,865	6,161,593	3,144	6,934,625	-	-	-
Mortality and expense risk charges (note 2)	(65,335)	(1,314,099)	(1,609,810)	(313,571)	(3,220,196)	(193)	(7)	(310)

Net investment income (loss)	10,061	76,766	4,551,783	(310,427)	3,714,429	(193)	(7)	(310)
Realized gain (loss) on investments	163,587	509,671	1,453,221	790,311	(6,287,137)	6,699	(522)	5,416
Change in unrealized gain (loss) on investments	(639,255)	(9,760,218)	(9,649,489)	(1,269,714)	(30,885)	(6,526)	-	(6,876)

Net gain (loss) on investments	(475,668)	(9,250,547)	(8,196,268)	(479,403)	(6,318,022)	173	(522)	(1,460)

Reinvested capital gains	-	-	717,904	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(465,607)	(9,173,781)	(2,926,581)	(789,830)	(2,603,593)	(20)	(529)	(1,770)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	AMFAS	AMSRS	OVMS	OVB	OVGS3	OVGS4	OVGS	OVGSS
Investment Activity:
Reinvested dividends	$-	102,480	1,071,579	2,306,240	785,280	719,744	1,599,793	101,414
Mortality and expense risk charges (note 2)	(82,712)	(465,939)	(602,963)	(514,280)	(790,564)	(1,008,770)	(1,628,226)	(130,380)

Net investment income (loss)	(82,712)	(363,459)	468,616	1,791,960	(5,284)	(289,026)	(28,433)	(28,966)
Realized gain (loss) on investments	728,680	(832,132)	(1,167,336)	(3,308,468)	1,249,806	(593,653)	9,155,029	277,223
Change in unrealized gain (loss) on investments	(869,758)	(354,006)	540,337	4,069,721	(6,641,561)	(6,028,612)	(19,988,626)	(1,062,068)

Net gain (loss) on investments	(141,078)	(1,186,138)	(626,999)	761,253	(5,391,755)	(6,622,265)	(10,833,597)	(784,845)

Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(223,790)	(1,549,597)	(158,383)	2,553,213	(5,397,039)	(6,911,291)	(10,862,030)	(813,811)

	OVHI3	OVHI4	OVHI	OVHIS	OVGI	OVGIS	OVSC	OVSCS
Investment Activity:
Reinvested dividends	$55,010	704,722	4,492	293,961	102,716	1,343,375	23,704	176,710
Mortality and expense risk charges (note 2)	(7,497)	(117,862)	(443)	(45,690)	(156,367)	(3,924,742)	(53,942)	(728,564)

Net investment income (loss)	47,513	586,860	4,049	248,271	(53,651)	(2,581,367)	(30,238)	(551,854)
Realized gain (loss) on investments	10,667	596,792	(81,366)	(2,885,033)	140,383	(10,516,619)	582,351	2,622,797
Change in unrealized gain (loss) on investments	(79,705)	(1,488,525)	77,454	2,539,282	(263,162)	9,101,558	(782,465)	(3,413,977)

Net gain (loss) on investments	(69,038)	(891,733)	(3,912)	(345,751)	(122,779)	(1,415,061)	(200,114)	(791,180)

Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(21,525)	(304,873)	137	(97,480)	(176,430)	(3,996,428)	(230,352)	(1,343,034)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	OVAG	PMVFAD	PMVLAD	PMVTRD	PVGIB	PVTIGB	PVTVB	AVBV2
Investment Activity:
Reinvested dividends	$-	393,937	3,809,114	563,384	40,781	18,554	-	26
Mortality and expense risk charges (note 2)	(148,752)	(305,517)	(3,938,182)	(318,331)	(48,324)	(7,601)	(59,022)	(89)

Net investment income (loss)	(148,752)	88,420	(129,068)	245,053	(7,543)	10,953	(59,022)	(63)
Realized gain (loss) on investments	(121,631)	610,773	485,376	(2,822)	(606,386)	(32,882)	379,283	672
Change in unrealized gain (loss) on investments	(102,654)	425,383	(2,419,505)	(970,242)	437,749	(67,628)	(1,159,581)	(531)

Net gain (loss) on investments	(224,285)	1,036,156	(1,934,129)	(973,064)	(168,637)	(100,510)	(780,298)	141

Reinvested capital gains	-	73,207	-	835,917	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(373,037)	1,197,783	(2,063,197)	107,906	(176,180)	(89,557)	(839,320)	78

	AVCA2	AVCD2	VYDS	TRHS2	VWBFR	VWBF	VWEMR	VWEM
Investment Activity:
Reinvested dividends	$-	-	2,954	-	476,762	957,059	212,512	219,010
Mortality and expense risk charges (note 2)	(112,786)	(425,704)	(6,026)	(205,865)	(78,185)	(158,028)	(224,425)	(264,560)

Net investment income (loss)	(112,786)	(425,704)	(3,072)	(205,865)	398,577	799,031	(11,913)	(45,550)
Realized gain (loss) on investments	(114,742)	(4,005,304)	(57,508)	191,366	(16,148)	(112,445)	1,458,164	(2,137,349)
Change in unrealized gain (loss) on investments	(401,054)	2,139,793	16,550	(811,736)	(133,246)	(151,075)	(6,253,902)	(3,557,569)

Net gain (loss) on investments	(515,796)	(1,865,511)	(40,958)	(620,370)	(149,394)	(263,520)	(4,795,738)	(5,694,918)

Reinvested capital gains	-	-	-	-	121,547	243,995	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(628,582)	(2,291,215)	(44,030)	(826,235)	370,730	779,506	(4,807,651)	(5,740,468)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	VWHAR	VWHA	WRASP	WRPCP	WRPMP	WRPMAP	WRPMCP	SVDF
Investment Activity:
Reinvested dividends	$627,033	380,837	934,560	402	10,772	60,038	2,610	-
Mortality and expense risk charges (note 2)	(869,340)	(413,264)	(1,434,858)	(1,449)	(6,770)	(30,436)	(2,812)	(468)

Net investment income (loss)	(242,307)	(32,427)	(500,298)	(1,047)	4,002	29,602	(202)	(468)
Realized gain (loss) on investments	(358,911)	2,234,334	1,577,566	(10,031)	(2,911)	(26,852)	(9,500)	2,076
Change in unrealized gain (loss) on investments	(12,271,602)	(8,124,985)	(10,208,797)	(3,265)	(63,776)	(755,920)	(12,010)	(1,575)

Net gain (loss) on investments	(12,630,513)	(5,890,651)	(8,631,231)	(13,296)	(66,687)	(782,772)	(21,510)	501

Reinvested capital gains	674,581	407,783	-	652	15,295	107,545	3,950	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(12,198,239)	(5,515,295)	(9,131,529)	(13,691)	(47,390)	(645,625)	(17,762)	33

	SVOF	WFVSCG	WFVSMV	WFVTRB	WFVOG2	NVAGF3	CSIEF3	GEF3
Investment Activity:
Reinvested dividends	$410	-	62	7,564	-	127,351	46,174	14,096
Mortality and expense risk charges (note 2)	(3,824)	(423,134)	(100)	(3,526)	(966)	(15,327)	(17,550)	(15,155)

Net investment income (loss)	(3,414)	(423,134)	(38)	4,038	(966)	112,024	28,624	(1,059)
Realized gain (loss) on investments	26,894	1,060,262	(493)	224	1,091	(313,065)	(41,389)	(425,178)
Change in unrealized gain (loss) on investments	(42,438)	(2,072,670)	(273)	3,548	(5,183)	100,870	(210,286)	385,062

Net gain (loss) on investments	(15,544)	(1,012,408)	(766)	3,772	(4,092)	(212,195)	(251,675)	(40,116)

Reinvested capital gains	-	-	-	11,330	541	173,773	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(18,958)	(1,435,542)	(804)	19,140	(4,517)	73,602	(223,051)	(41,175)

							(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENT OF OPERATIONS
Year Ended December 31, 2011

	NVGWL6	WSCP
Investment Activity:
Reinvested dividends	$16,351	170,599
Mortality and expense risk charges (note 2)	(19,013)	(350,634)

Net investment income (loss)	(2,662)	(180,035)
Realized gain (loss) on investments	154,220	2,404,597
Change in unrealized gain (loss) on investments	(229,888)	(4,313,690)

Net gain (loss) on investments	(75,668)	(1,909,093)

Reinvested capital gains	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	$(78,330)	(2,089,128)

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	Total		ALMCS		AFGF		AFHY
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$69,045,778	(39,770,690)	(5,149)	(4,751)	(47,382)	(36,190)	115,165	114,359
Realized gain (loss) on investments	(726,415)	(411,632,210)	(109,103)	(52,335)	107,972	41,929	(14,852)	393,524
Change in unrealized gain (loss) on investments	(953,196,565)	2,832,478,785	66,458	128,460	(602,435)	1,696,018	(38,230)	(300,617)
Reinvested capital gains	85,173,364	116,160,217	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(799,703,838)	2,497,236,102	(47,794)	71,374	(541,845)	1,701,757	62,083	207,266

Equity transactions:
Purchase payments received from contract owners (note 3)	6,928,864,729	4,997,174,244	-	-	23,378	25,162	5,320	3,982
Transfers between funds	-	-	390	(1,329)	(68,084)	(248,274)	34,491	(71,163)
Redemptions (note 3)	(2,865,907,300)	(2,213,555,252)	(11,918)	(50,237)	(627,123)	(782,185)	(75,948)	(88,161)
Annuity benefits	(1,665,603)	(1,798,113)	-	-	(641)	(574)	(1,378)	(1,298)
Contract maintenance charges (note 2)	(112,337,217)	(64,398,005)	(5)	(5)	(3,784)	(4,025)	(626)	(732)
Contingent deferred sales charges (note 2)	(20,837,633)	(19,999,120)	-	-	(493)	(242)	-	-
Adjustments to maintain reserves	(36,260)	(413,602)	(10)	(1)	403	216	1,582	454

Net equity transactions	3,928,080,716	2,697,010,152	(11,543)	(51,572)	(676,344)	(1,009,922)	(36,559)	(156,918)

Net change in contract owners’ equity	3,128,376,878	5,194,246,254	(59,337)	19,802	(1,218,189)	691,835	25,524	50,348
Contract owners’ equity beginning of period	26,665,526,554	21,471,280,300	452,475	432,673	10,981,996	10,290,161	1,786,167	1,735,819

Contract owners’ equity end of period	$29,793,903,432	26,665,526,554	393,138	452,475	9,763,807	10,981,996	1,811,691	1,786,167

CHANGES IN UNITS:
Beginning units	2,109,588,057	1,768,312,525	34,119	38,321	142,179	156,482	37,078	41,033
Units purchased	978,929,071	980,997,336	11,920	192	323	372	90,954	106,319
Units redeemed	(570,758,649)	(639,721,804)	(13,392)	(4,394)	(9,014)	(14,675)	(90,728)	(110,274)

Ending units	2,517,758,479	2,109,588,057	32,647	34,119	133,488	142,179	37,304	37,078

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	AFGC		MLVGA3		CHSMM		DSIF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$8,422	7,098	1,179,795	51,890	(120,529)	(142,892)	1,082,230	1,081,316
Realized gain (loss) on investments	5,208	8,620	749,851	248,062	-	-	9,814,474	6,057,062
Change in unrealized gain (loss) on investments	34,133	41,511	(11,963,314)	4,945,273	1	-	(10,918,941)	22,351,997
Reinvested capital gains	28,110	6,086	3,122,639	486,456	-	5,376	1,562,507	-

Net increase (decrease) in contract owners’ equity resulting from operations	75,873	63,315	(6,911,029)	5,731,681	(120,528)	(137,516)	1,540,270	29,490,375

Equity transactions:
Purchase payments received from contract owners (note 3)	295	2,123	36,668,257	27,290,593	5,899,031	2,533,244	3,396,610	4,682,210
Transfers between funds	-	(75,000)	18,403,568	29,232,318	(2,113,449)	(4,086,369)	(6,861,391)	(5,629,042)
Redemptions (note 3)	(71,880)	(125,074)	(9,998,731)	(4,853,439)	(3,082,925)	(1,576,519)	(31,422,859)	(36,103,811)
Annuity benefits	(239)	(239)	-	-	(18,553)	(28,854)	(66,675)	(79,729)
Contract maintenance charges (note 2)	(759)	(834)	(7,709)	(3,714)	(601)	(909)	(140,380)	(158,962)
Contingent deferred sales charges (note 2)	-	-	(41,574)	(20,176)	-	-	(38,071)	(59,608)
Adjustments to maintain reserves	143	79	(388)	(3,333)	17	12	1,853	13,293

Net equity transactions	(72,440)	(198,945)	45,023,423	51,642,249	683,520	(3,159,395)	(35,130,913)	(37,335,649)

Net change in contract owners’ equity	3,433	(135,630)	38,112,394	57,373,930	562,992	(3,296,911)	(33,590,643)	(7,845,274)
Contract owners’ equity beginning of period	1,220,068	1,355,698	85,557,591	28,183,661	13,880,740	17,177,651	244,569,444	252,414,718

Contract owners’ equity end of period	$1,223,501	1,220,068	123,669,985	85,557,591	14,443,732	13,880,740	210,978,801	244,569,444

CHANGES IN UNITS:
Beginning units	36,578	42,499	6,572,107	2,338,768	1,300,472	1,588,787	8,556,559	10,005,487
Units purchased	9	65	5,150,285	5,247,675	1,237,541	445,069	389,033	443,657
Units redeemed	(2,130)	(5,986)	(1,706,075)	(1,014,336)	(1,146,787)	(733,384)	(1,602,388)	(1,892,585)

Ending units	34,457	36,578	10,016,317	6,572,107	1,391,226	1,300,472	7,343,204	8,556,559

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	DSIFS		DSRG		HVIE		HVSIT
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$129,878	79,260	(176,425)	(191,862)	33,356	(228)	(89,513)	(445)
Realized gain (loss) on investments	(515,046)	(871,161)	1,091,291	(774,588)	2,752	(11)	(8,647)	(143)
Change in unrealized gain (loss) on investments	(50,354)	13,240,912	(981,875)	6,371,680	(532,366)	6,643	(86,148)	19,111
Reinvested capital gains	731,611	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	296,089	12,449,011	(67,009)	5,405,230	(496,258)	6,404	(184,308)	18,523

Equity transactions:
Purchase payments received from contract owners (note 3)	19,668,645	14,966,916	744,087	814,615	3,677,562	237,893	6,391,741	429,339
Transfers between funds	(1,130,490)	(1,227,796)	(416,395)	(804,704)	2,682,926	18,214	7,402,818	67,835
Redemptions (note 3)	(13,755,888)	(9,195,424)	(6,194,893)	(5,385,669)	(78,605)	-	(231,292)	(93)
Annuity benefits	(37,700)	(38,333)	(2,620)	(2,372)	-	-	-	-
Contract maintenance charges (note 2)	(174,722)	(82,378)	(38,053)	(42,148)	(5,005)	-	(12,964)	(2)
Contingent deferred sales charges (note 2)	(94,351)	(107,672)	(5,122)	(10,435)	(88)	-	(4,839)	-
Adjustments to maintain reserves	(1,832)	(993)	(22)	1,697	(102)	2	(98)	(7)

Net equity transactions	4,473,662	4,314,320	(5,913,018)	(5,429,016)	6,276,688	256,109	13,545,366	497,072

Net change in contract owners’ equity	4,769,751	16,763,331	(5,980,027)	(23,786)	5,780,430	262,513	13,361,058	515,595
Contract owners’ equity beginning of period	109,245,768	92,482,437	45,094,184	45,117,970	262,513	-	515,595	-

Contract owners’ equity end of period	$114,015,519	109,245,768	39,114,157	45,094,184	6,042,943	262,513	13,876,653	515,595

CHANGES IN UNITS:
Beginning units	7,353,016	7,000,385	1,858,295	2,105,786	25,460	-	45,685	-
Units purchased	2,908,956	2,133,320	71,852	49,938	674,086	25,794	1,424,829	45,699
Units redeemed	(2,538,242)	(1,780,689)	(310,884)	(297,429)	(26,784)	(334)	(209,253)	(14)

Ending units	7,723,730	7,353,016	1,619,263	1,858,295	672,762	25,460	1,261,261	45,685

								(Continued )

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	JPMMV1		JABS		JACAS		JAGTS2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$1,488	(8,243)	109,249	146,970	(1,490,840)	(1,478,438)	(173,645)	(81,967)
Realized gain (loss) on investments	821,086	382,519	191,639	287,704	(2,104,706)	563,537	2,046,500	233,178
Change in unrealized gain (loss) on investments	(774,058)	841,739	(843,088)	415,208	(5,636,839)	7,307,648	(3,189,059)	1,355,173
Reinvested capital gains	-	-	566,308	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	48,516	1,216,015	24,108	849,882	(9,232,385)	6,392,747	(1,316,204)	1,506,384

Equity transactions:
Purchase payments received from contract owners (note 3)	43,629	44,798	101,300	208,800	19,549,331	24,392,579	2,624,036	1,091,499
Transfers between funds	573,079	11,044	26,667	182,789	(15,615,474)	(326,944)	926,695	3,301,854
Redemptions (note 3)	(1,457,349)	(693,178)	(2,267,313)	(1,869,065)	(10,902,517)	(11,213,552)	(1,766,216)	(586,665)
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	(2,558)	(2,630)	(990)	(1,091)	(342,751)	(179,548)	(2,855)	(2,406)
Contingent deferred sales charges (note 2)	(1,168)	(595)	(3,097)	(8,647)	(79,193)	(85,264)	(4,444)	(2,548)
Adjustments to maintain reserves	(52)	599	(251)	213	(1,561)	(7,788)	(509)	(191)

Net equity transactions	(844,419)	(639,962)	(2,143,684)	(1,487,001)	(7,392,165)	12,579,483	1,776,707	3,801,543

Net change in contract owners’ equity	(795,903)	576,053	(2,119,576)	(637,119)	(16,624,550)	18,972,230	460,503	5,307,927
Contract owners’ equity beginning of period	6,650,267	6,074,214	12,961,037	13,598,156	127,862,332	108,890,102	10,472,391	5,164,464

Contract owners’ equity end of period	$5,854,364	6,650,267	10,841,461	12,961,037	111,237,782	127,862,332	10,932,894	10,472,391

CHANGES IN UNITS:
Beginning units	463,358	515,602	781,885	876,368	8,528,417	7,958,375	765,556	417,666
Units purchased	108,536	69,951	144,938	196,612	2,494,702	3,163,870	1,121,150	598,210
Units redeemed	(167,405)	(122,195)	(271,105)	(291,095)	(2,865,940)	(2,593,828)	(964,763)	(250,320)

Ending units	404,489	463,358	655,718	781,885	8,157,179	8,528,417	921,943	765,556

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	JAGTS		JAIGS2		JAIGS		MIGSC
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(26,666)	(29,251)	(1,348,124)	(1,634,785)	(72,339)	(77,451)	(145,396)	(162,818)
Realized gain (loss) on investments	108,743	164,380	(4,635,315)	(23,243,130)	697,687	1,087,912	520,546	196,227
Change in unrealized gain (loss) on investments	(275,263)	299,684	(42,385,904)	56,759,658	(3,494,518)	860,732	(460,050)	1,109,650
Reinvested capital gains	-	-	1,249,495	-	73,862	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(193,186)	434,813	(47,119,848)	31,881,743	(2,795,308)	1,871,193	(84,900)	1,143,059

Equity transactions:
Purchase payments received from contract owners (note 3)	-	-	9,127,376	10,998,350	-	(10)	84,705	159,901
Transfers between funds	(47,704)	(65,143)	(28,839,426)	(54,480,174)	(332,117)	(261,775)	(386,434)	(866,921)
Redemptions (note 3)	(211,711)	(526,666)	(15,391,266)	(17,021,268)	(1,015,321)	(1,848,999)	(2,227,412)	(1,754,225)
Annuity benefits	(461)	(407)	(13,264)	(10,542)	-	-	-	-
Contract maintenance charges (note 2)	(1,735)	(1,977)	(25,707)	(163,405)	(3,907)	(4,943)	(1,166)	(1,258)
Contingent deferred sales charges (note 2)	(121)	(344)	(69,170)	(138,130)	(724)	(2,519)	(10,543)	(16,968)
Adjustments to maintain reserves	(695)	(14)	5,919	1,825	(121)	(46)	(442)	(207)

Net equity transactions	(262,427)	(594,551)	(35,205,538)	(60,813,344)	(1,352,190)	(2,118,292)	(2,541,292)	(2,479,678)

Net change in contract owners’ equity	(455,613)	(159,738)	(82,325,386)	(28,931,601)	(4,147,498)	(247,099)	(2,626,192)	(1,336,619)
Contract owners’ equity beginning of period	2,211,439	2,371,177	165,505,647	194,437,248	9,286,940	9,534,039	12,090,332	13,426,951

Contract owners’ equity end of period	$1,755,826	2,211,439	83,180,261	165,505,647	5,139,442	9,286,940	9,464,140	12,090,332

CHANGES IN UNITS:
Beginning units	429,603	566,071	5,924,822	8,647,430	470,786	602,788	809,425	996,255
Units purchased	-	-	1,029,521	2,310,524	4,058	6,413	112,082	84,921
Units redeemed	(51,111)	(136,468)	(2,500,942)	(5,033,132)	(83,693)	(138,415)	(283,206)	(271,751)

Ending units	378,492	429,603	4,453,401	5,924,822	391,151	470,786	638,301	809,425

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	MVFSC		MVIVSC		MSVFI		MSVF2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(1,453,951)	(1,470,991)	(118,611)	(59,679)	37,813	92,507	403,201	845,402
Realized gain (loss) on investments	12,847,215	(1,638,522)	346,428	11,359	(403)	(79,391)	(12,527)	(125,112)
Change in unrealized gain (loss) on investments	(17,119,075)	32,748,631	(1,804,417)	1,036,966	30,757	101,893	422,448	507,809
Reinvested capital gains	1,274,247	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(4,451,564)	29,639,118	(1,576,600)	988,646	68,167	115,009	813,122	1,228,099

Equity transactions:
Purchase payments received from contract owners (note 3)	33,239,620	29,890,254	24,913,927	7,924,615	24,813	33,644	224,748	476,070
Transfers between funds	(13,983,358)	(31,204,677)	12,845,954	6,267,926	17,119	(58,424)	(1,258,799)	(933,517)
Redemptions (note 3)	(36,189,614)	(26,173,318)	(1,063,394)	(138,260)	(497,769)	(177,304)	(2,787,979)	(2,271,970)
Annuity benefits	(6,096)	(4,971)	-	-	-	-	(7,537)	(7,023)
Contract maintenance charges (note 2)	(1,136,632)	(1,195,715)	(133,248)	(5,135)	(542)	(564)	(22,307)	(23,660)
Contingent deferred sales charges (note 2)	(283,580)	(350,202)	(9,665)	(865)	(881)	(311)	(10,959)	(31,566)
Adjustments to maintain reserves	(695)	5,360	(703)	(2,123)	(59)	(77)	(448)	201

Net equity transactions	(18,360,355)	(29,033,269)	36,552,871	14,046,158	(457,319)	(203,036)	(3,863,281)	(2,791,465)

Net change in contract owners’ equity	(22,811,919)	605,849	34,976,271	15,034,804	(389,152)	(88,027)	(3,050,159)	(1,563,366)
Contract owners’ equity beginning of period	340,015,538	339,409,689	15,034,804	-	1,981,504	2,069,531	22,942,651	24,506,017

Contract owners’ equity end of period	$317,203,619	340,015,538	50,011,075	15,034,804	1,592,352	1,981,504	19,892,492	22,942,651

CHANGES IN UNITS:
Beginning units	20,429,012	22,272,897	1,400,680	-	180,620	199,374	2,060,566	2,319,135
Units purchased	4,814,723	7,522,139	4,208,756	1,486,644	44,314	31,877	177,271	221,242
Units redeemed	(5,779,654)	(9,366,024)	(790,731)	(85,964)	(85,718)	(50,631)	(517,903)	(479,811)

Ending units	19,464,081	20,429,012	4,818,705	1,400,680	139,216	180,620	1,719,934	2,060,566

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	MSEM		MSEMB		VKVGR2		MSVRE
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$81,900	119,017	21,703	34,198	120	-	(246)	200
Realized gain (loss) on investments	(17,129)	(27,641)	(5,537)	5,959	(932)	-	16,620	3,911
Change in unrealized gain (loss) on investments	100,551	252,089	26,669	63,280	-	-	(13,932)	7,685
Reinvested capital gains	41,069	-	11,623	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	206,391	343,465	54,458	103,437	(812)	-	2,442	11,796

Equity transactions:
Purchase payments received from contract owners (note 3)	-	(25)	-	-	-	-	(5,026)	(9,869)
Transfers between funds	(103,024)	(139,966)	(22,519)	(59,252)	923	-	(9,705)	9,430
Redemptions (note 3)	(524,425)	(627,810)	(145,671)	(258,404)	(111)	-	122	13,525
Annuity benefits	-	-	-	-	-	-	(10,076)	(5,153)
Contract maintenance charges (note 2)	(2,167)	(2,700)	(202)	(255)	-	-	-	-
Contingent deferred sales charges (note 2)	(425)	(170)	(31)	(1,061)	-	-	-	57
Adjustments to maintain reserves	(78)	(142)	(115)	(41)	-	-	(349)	(3,387)

Net equity transactions	(630,119)	(770,813)	(168,538)	(319,013)	812	-	(25,034)	4,603

Net change in contract owners’ equity	(423,728)	(427,348)	(114,080)	(215,576)	-	-	(22,592)	16,399
Contract owners’ equity beginning of period	4,003,378	4,430,726	1,129,707	1,345,283	-	-	57,671	41,272

Contract owners’ equity end of period	$3,579,650	4,003,378	1,015,627	1,129,707	-	-	35,079	57,671

CHANGES IN UNITS:
Beginning units	172,642	206,910	56,191	72,537	-	-	312	-
Units purchased	-	-	3,278	3,830	592	-	-	660
Units redeemed	(26,452)	(34,268)	(11,544)	(20,176)	(592)	-	(312)	(348)

Ending units	146,190	172,642	47,925	56,191	-	-	-	312

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	MSVREB		VFMG2		NVAMV1		NVAMV2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(52)	74	6,690	(30,669)	146,762	48,393	(95,811)	14,578
Realized gain (loss) on investments	1,852	2,396	(70,855)	(110,405)	263,334	26,972	1,161,400	325,842
Change in unrealized gain (loss) on investments	(1,461)	211	(196,359)	494,316	(891,778)	1,045,072	(3,017,896)	3,426,235
Reinvested capital gains	-	-	-	-	137,253	136,535	380,763	410,638

Net increase (decrease) in contract owners’ equity resulting from operations	339	2,681	(260,524)	353,242	(344,429)	1,256,972	(1,571,544)	4,177,293

Equity transactions:
Purchase payments received from contract owners (note 3)	39,388	(563)	76,042	26,108	1,083,684	142,525	14,533,385	8,174,041
Transfers between funds	(39,388)	646	(61,810)	(250,360)	(4,593,749)	63,935,817	(8,210,128)	143,680,798
Redemptions (note 3)	-	(73)	(513,298)	(600,880)	(8,757,056)	(607,916)	(16,344,346)	(793,867)
Annuity benefits	(4,488)	(7,601)	-	-	(6,521)	-	(10,473)	-
Contract maintenance charges (note 2)	-	(11)	(1,595)	(1,677)	(26,400)	(1,550)	(373,450)	(51,957)
Contingent deferred sales charges (note 2)	-	-	(924)	(7,392)	(20,419)	(1,197)	(169,835)	(12,305)
Adjustments to maintain reserves	297	63	(27)	300	10,944	525	7,749	(30,804)

Net equity transactions	(4,191)	(7,539)	(501,612)	(833,901)	(12,309,517)	63,468,204	(10,567,098)	150,965,906

Net change in contract owners’ equity	(3,852)	(4,858)	(762,136)	(480,659)	(12,653,946)	64,725,176	(12,138,642)	155,143,199
Contract owners’ equity beginning of period	8,797	13,655	4,073,490	4,554,149	64,794,875	69,699	159,480,726	4,337,527

Contract owners’ equity end of period	$4,945	8,797	3,311,354	4,073,490	52,140,929	64,794,875	147,342,084	159,480,726

CHANGES IN UNITS:
Beginning units	27	27	334,971	407,960	4,645,835	5,595	11,529,269	349,190
Units purchased	3,393	2	57,319	8,258	190,825	4,737,018	2,206,410	11,482,377
Units redeemed	(3,393)	(2)	(98,551)	(81,247)	(1,073,039)	(96,778)	(2,978,337)	(302,298)

Ending units	27	27	293,739	334,971	3,763,621	4,645,835	10,757,342	11,529,269

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVAAA2		GVABD2		GVAGG2		GVAGR2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(8,748,128)	(5,135,295)	3,908,167	245,983	(722,081)	(732,820)	(2,618,040)	(2,208,220)
Realized gain (loss) on investments	179,686	(313,653)	(1,256,608)	(2,237,351)	(1,933,212)	(1,266,938)	(4,169,992)	(2,860,535)
Change in unrealized gain (loss) on investments	(16,676,602)	192,526,853	33,880,415	24,268,332	(9,782,123)	11,859,553	(5,714,866)	31,280,307
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(25,245,044)	187,077,905	36,531,974	22,276,964	(12,437,416)	9,859,795	(12,502,898)	26,211,552

Equity transactions:
Purchase payments received from contract owners (note 3)	1,022,701,603	712,887,949	285,562,009	225,685,723	26,636,675	22,090,984	39,921,287	32,202,433
Transfers between funds	(19,901,350)	41,057,714	(16,771,794)	32,314,699	1,437,876	42,501	2,035,175	2,290,735
Redemptions (note 3)	(89,968,002)	(62,031,108)	(45,389,095)	(27,849,860)	(10,836,924)	(8,075,407)	(17,512,597)	(10,854,285)
Annuity benefits	(2,813)	(2,624)	(8,783)	(433)	(6,220)	(3,275)	(4,604)	(4,490)
Contract maintenance charges (note 2)	(17,081,920)	(8,768,810)	(5,087,949)	(2,393,084)	(343,966)	(179,966)	(546,272)	(287,264)
Contingent deferred sales charges (note 2)	(1,586,944)	(1,150,427)	(834,019)	(527,216)	(100,775)	(65,682)	(146,169)	(117,620)
Adjustments to maintain reserves	11,723	(99,745)	8,251	(538)	246	(2,592)	(1,575)	(3,004)

Net equity transactions	894,172,297	681,892,949	217,478,620	227,229,291	16,786,912	13,806,563	23,745,245	23,226,505

Net change in contract owners’ equity	868,927,253	868,970,854	254,010,594	249,506,255	4,349,496	23,666,358	11,242,347	49,438,057
Contract owners’ equity beginning of period	2,134,450,386	1,265,479,532	770,625,661	521,119,406	112,182,446	88,516,088	191,823,320	142,385,263

Contract owners’ equity end of period	$3,003,377,639	2,134,450,386	1,024,636,255	770,625,661	116,531,942	112,182,446	203,065,667	191,823,320

CHANGES IN UNITS:
Beginning units	211,427,824	138,502,206	71,841,137	50,794,802	10,053,778	8,693,755	19,445,092	16,804,221
Units purchased	108,345,137	86,762,477	34,301,944	30,066,490	4,450,308	3,579,513	7,194,972	6,191,345
Units redeemed	(20,894,626)	(13,836,859)	(14,570,903)	(9,020,155)	(2,806,314)	(2,219,490)	(4,714,678)	(3,550,474)

Ending units	298,878,335	211,427,824	91,572,178	71,841,137	11,697,772	10,053,778	21,925,386	19,445,092

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVAGI2		HIBF		HIBF3		GEM
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(6,805,173)	(5,608,656)	535,443	651,919	5,630,792	5,561,433	(2,787)	(6,448)
Realized gain (loss) on investments	(3,749,693)	(6,507,905)	(418,585)	(500,730)	3,775,393	6,533,437	(39,549)	2,167
Change in unrealized gain (loss) on investments	(23,884,988)	79,624,930	72,641	889,712	(7,065,820)	(4,262,834)	(57,044)	73,524
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(34,439,854)	67,508,369	189,499	1,040,901	2,340,365	7,832,036	(99,380)	69,243

Equity transactions:
Purchase payments received from contract owners (note 3)	294,865,946	226,129,891	88	321	8,068,539	6,045,233	-	-
Transfers between funds	(2,762,862)	29,689,031	(405,304)	(693,079)	1,732,584	18,998,335	(38,817)	(45,611)
Redemptions (note 3)	(36,401,236)	(22,926,591)	(1,796,036)	(1,611,951)	(10,518,180)	(7,998,866)	(45,592)	(136,754)
Annuity benefits	(1,723)	(2,415)	(277)	(282)	(9,871)	(9,410)	(641)	(632)
Contract maintenance charges (note 2)	(4,760,859)	(2,282,780)	(1,095)	(1,336)	(6,233)	(6,615)	(135)	(199)
Contingent deferred sales charges (note 2)	(758,413)	(475,706)	(6,939)	(12,396)	(55,427)	(62,432)	(3)	(46)
Adjustments to maintain reserves	(8,140)	(20,422)	(254)	(284)	(469)	(681)	(378)	(3,325)

Net equity transactions	250,172,713	230,111,008	(2,209,817)	(2,319,007)	(789,057)	16,965,564	(85,566)	(186,567)

Net change in contract owners’ equity	215,732,859	297,619,377	(2,020,318)	(1,278,106)	1,551,308	24,797,600	(184,946)	(117,324)
Contract owners’ equity beginning of period	789,567,721	491,948,344	8,859,327	10,137,433	95,650,898	70,853,298	482,314	599,638

Contract owners’ equity end of period	$1,005,300,580	789,567,721	6,839,009	8,859,327	97,202,206	95,650,898	297,368	482,314

CHANGES IN UNITS:
Beginning units	94,709,952	64,562,256	540,532	689,492	7,280,016	6,014,764	18,106	25,866
Units purchased	43,246,817	39,245,276	98,053	38,355	5,368,529	5,824,170	-	-
Units redeemed	(12,874,215)	(9,097,580)	(232,686)	(187,315)	(5,414,615)	(4,558,918)	(3,603)	(7,760)

Ending units	125,082,554	94,709,952	405,899	540,532	7,233,930	7,280,016	14,503	18,106

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GEM2		GEM3		GEM6		GIG
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(17,020)	(29,964)	(203,521)	(477,949)	(588,128)	(851,822)	12	(108)
Realized gain (loss) on investments	(27,864)	(13,047)	(7,675,076)	(5,692,588)	(9,626,946)	(6,484,858)	1,071	5,082
Change in unrealized gain (loss) on investments	(377,713)	288,441	(1,496)	11,188,499	(3,988,277)	14,671,480	(5,750)	(1,698)
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(422,597)	245,430	(7,880,093)	5,017,962	(14,203,351)	7,334,800	(4,667)	3,276

Equity transactions:
Purchase payments received from contract owners (note 3)	-	-	1,215,053	1,461,643	8,115,744	7,570,683	-	-
Transfers between funds	(24,169)	(108,960)	(4,735,882)	(1,794,095)	(6,626,973)	(126,870)	-	-
Redemptions (note 3)	(268,987)	(310,106)	(5,376,932)	(5,054,735)	(6,914,453)	(5,896,439)	(3,192)	(23,067)
Annuity benefits	-	-	(5,571)	(5,693)	-	(7,212)	-	-
Contract maintenance charges (note 2)	(424)	(462)	(14,203)	(18,119)	(6,825)	(7,226)	(36)	(38)
Contingent deferred sales charges (note 2)	(206)	(2,779)	(13,866)	(17,724)	(54,086)	(61,093)	-	-
Adjustments to maintain reserves	(97)	(104)	442	2,192	(754)	1,291	(31)	(6)

Net equity transactions	(293,883)	(422,411)	(8,930,959)	(5,426,531)	(5,487,347)	1,473,134	(3,259)	(23,111)

Net change in contract owners’ equity	(716,480)	(176,981)	(16,811,052)	(408,569)	(19,690,698)	8,807,934	(7,926)	(19,835)
Contract owners’ equity beginning of period	1,988,828	2,165,809	40,283,729	40,692,298	63,579,406	54,771,472	43,672	63,507

Contract owners’ equity end of period	$1,272,348	1,988,828	23,472,677	40,283,729	43,888,708	63,579,406	35,746	43,672

CHANGES IN UNITS:
Beginning units	52,785	66,147	1,413,626	1,637,414	2,890,791	2,858,691	3,675	6,007
Units purchased	6,775	5,095	164,028	309,359	832,414	1,029,748	-	-
Units redeemed	(15,443)	(18,457)	(502,603)	(533,147)	(1,124,728)	(997,648)	(289)	(2,332)

Ending units	44,117	52,785	1,075,051	1,413,626	2,598,477	2,890,791	3,386	3,675

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GIG3		NVIE6		NVNMO1		NVNMO2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(27,196)	(124,726)	(92,134)	(120,215)	(679,303)	(1,105,108)	(259,705)	(253,263)
Realized gain (loss) on investments	(367,298)	(3,948,851)	940,738	1,279,970	1,984,473	2,182,069	(94,216)	1,795,186
Change in unrealized gain (loss) on investments	(2,872,659)	7,497,128	(3,620,754)	1,475,501	(13,163,847)	3,233,777	(3,503,958)	(1,423,865)
Reinvested capital gains	-	-	-	-	677,844	8,019,402	204,746	1,483,066

Net increase (decrease) in contract owners’ equity resulting from operations	(3,267,153)	3,423,551	(2,772,150)	2,635,256	(11,180,833)	12,330,140	(3,653,133)	1,601,124

Equity transactions:
Purchase payments received from contract owners (note 3)	374,330	480,901	3,317,466	4,252,656	1,158,627	1,459,772	8,997,765	6,274,405
Transfers between funds	68,727	(1,422,899)	4,116,297	(997,220)	(2,704,805)	(5,528,129)	1,402,105	263,679
Redemptions (note 3)	(4,855,542)	(4,338,072)	(1,711,231)	(1,028,281)	(11,882,578)	(12,890,556)	(1,499,636)	(1,035,114)
Annuity benefits	(7,239)	(6,778)	-	-	(14,716)	(13,718)	-	-
Contract maintenance charges (note 2)	(12,937)	(15,052)	(72,967)	(26,941)	(45,683)	(53,392)	(85,748)	(26,781)
Contingent deferred sales charges (note 2)	(5,979)	(5,476)	(9,039)	(15,971)	(23,422)	(14,516)	(20,043)	(16,056)
Adjustments to maintain reserves	13,825	(1,755)	254	(1,004)	(1,792)	(503)	(501)	17,939

Net equity transactions	(4,424,815)	(5,309,131)	5,640,780	2,183,239	(13,514,369)	(17,041,042)	8,793,942	5,478,072

Net change in contract owners’ equity	(7,691,968)	(1,885,580)	2,868,630	4,818,495	(24,695,202)	(4,710,902)	5,140,809	7,079,196
Contract owners’ equity beginning of period	33,066,993	34,952,573	21,261,973	16,443,478	97,391,189	102,102,091	18,515,437	11,436,241

Contract owners’ equity end of period	$25,375,025	33,066,993	24,130,603	21,261,973	72,695,987	97,391,189	23,656,246	18,515,437

CHANGES IN UNITS:
Beginning units	1,753,932	2,072,015	2,754,847	2,369,404	11,003,045	13,158,118	2,127,346	1,491,186
Units purchased	163,083	106,050	1,682,280	1,452,165	426,205	468,940	2,297,649	2,381,516
Units redeemed	(406,471)	(424,133)	(908,350)	(1,066,722)	(2,010,909)	(2,624,013)	(1,302,676)	(1,745,356)

Ending units	1,510,544	1,753,932	3,528,777	2,754,847	9,418,341	11,003,045	3,122,319	2,127,346

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVNSR1		NVNSR2		NVCRA2		NVCRB2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(13,457)	(7,393)	(2,110,130)	(3,153,667)	72,768	(173,791)	8,682,845	(5,010,888)
Realized gain (loss) on investments	371,873	(76,499)	2,257,917	(10,821,321)	1,378,893	(61,849)	11,907	-
Change in unrealized gain (loss) on investments	(540,513)	407,623	(6,887,748)	58,521,859	(3,956,192)	843,954	(52,411,470)	65,214,174
Reinvested capital gains	-	-	-	-	355,769	1,545,023	7,339,091	-

Net increase (decrease) in contract owners’ equity resulting from operations	(182,097)	323,731	(6,739,961)	44,546,871	(2,148,762)	2,153,337	(36,377,627)	60,203,286

Equity transactions:
Purchase payments received from contract owners (note 3)	158,705	124,197	10,710,831	6,969,526	4,788,842	4,643,245	404,792,668	316,256,961
Transfers between funds	422,185	205,753	(8,201,985)	(111,755,729)	706,694	5,511,038	12,410,216	151,570,777
Redemptions (note 3)	(253,130)	(295,484)	(22,992,218)	(16,800,769)	(2,807,771)	(948,472)	(36,141,060)	(21,451,626)
Annuity benefits	-	-	(2,781)	(2,412)	-	-	-	-
Contract maintenance charges (note 2)	(1,063)	(1,121)	(693,349)	(923,550)	(4,030)	(2,644)	(6,029,010)	(2,330,848)
Contingent deferred sales charges (note 2)	(748)	(1,767)	(204,935)	(257,983)	(35,767)	(6,434)	(648,042)	(418,181)
Adjustments to maintain reserves	(62)	213	(1,300)	8,432	162	3,857	(4,664)	(22,045)

Net equity transactions	325,887	31,791	(21,385,737)	(122,762,485)	2,648,130	9,200,590	374,380,108	443,605,038

Net change in contract owners’ equity	143,790	355,522	(28,125,698)	(78,215,614)	499,368	11,353,927	338,002,481	503,808,324
Contract owners’ equity beginning of period	1,964,901	1,609,379	203,082,579	281,298,193	22,008,706	10,654,779	921,933,574	418,125,250

Contract owners’ equity end of period	$2,108,691	1,964,901	174,956,881	203,082,579	22,508,074	22,008,706	1,259,936,055	921,933,574

CHANGES IN UNITS:
Beginning units	202,690	202,450	21,270,528	35,752,844	2,416,119	1,320,362	91,327,946	45,054,749
Units purchased	222,042	130,357	5,214,783	2,876,753	1,042,514	1,574,362	46,164,222	51,142,762
Units redeemed	(197,130)	(130,117)	(7,236,944)	(17,359,069)	(782,903)	(478,605)	(9,163,287)	(4,869,565)

Ending units	227,602	202,690	19,248,367	21,270,528	2,675,730	2,416,119	128,328,881	91,327,946

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVCCA2		NVCCN2		NVCMD2		NVCMA2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$11,584,199	(7,220,893)	4,696,475	(1,059,856)	12,982,809	(5,779,827)	2,735,374	(2,331,637)
Realized gain (loss) on investments	(157,807)	(1,058,755)	4,943,425	2,738,635	(334,802)	(189,243)	(339,662)	(1,431,640)
Change in unrealized gain (loss) on investments	(121,757,876)	115,236,041	(14,006,408)	8,641,609	(95,093,111)	102,370,642	(29,035,553)	37,100,913
Reinvested capital gains	10,895,379	38,876	2,688,951	4,894,609	11,062,859	-	3,343,151	-

Net increase (decrease) in contract owners’ equity resulting from operations	(99,436,105)	106,995,269	(1,677,557)	15,214,997	(71,382,245)	96,401,572	(23,296,690)	33,337,636

Equity transactions:
Purchase payments received from contract owners (note 3)	835,255,553	535,391,180	158,098,491	125,505,941	700,007,455	489,583,698	12,840,436	11,061,991
Transfers between funds	5,991,743	146,183,989	81,061,529	58,005,137	10,111,955	269,920,662	1,115,152	162,280,216
Redemptions (note 3)	(39,667,171)	(20,141,798)	(29,740,793)	(13,441,569)	(85,249,293)	(27,303,340)	(25,119,040)	(8,492,879)
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	(11,209,805)	(4,369,428)	(3,509,652)	(1,799,648)	(10,593,475)	(4,353,081)	(2,099,688)	(1,382,413)
Contingent deferred sales charges (note 2)	(839,931)	(593,610)	(447,860)	(292,926)	(1,125,118)	(605,046)	(247,980)	(285,435)
Adjustments to maintain reserves	(11,290)	(66,006)	(817)	(11,367)	(5,148)	(31,725)	(350)	(774)

Net equity transactions	789,519,099	656,404,327	205,460,898	167,965,568	613,146,376	727,211,168	(13,511,470)	163,180,706

Net change in contract owners’ equity	690,082,994	763,399,596	203,783,341	183,180,565	541,764,131	823,612,740	(36,808,160)	196,518,342
Contract owners’ equity beginning of period	1,303,699,380	540,299,784	377,651,311	194,470,746	1,321,688,824	498,076,084	379,893,041	183,374,699

Contract owners’ equity end of period	$1,993,782,374	1,303,699,380	581,434,652	377,651,311	1,863,452,955	1,321,688,824	343,084,881	379,893,041

CHANGES IN UNITS:
Beginning units	134,184,859	61,562,208	35,658,142	19,312,567	133,082,298	54,968,785	40,125,331	21,578,200
Units purchased	96,316,816	80,469,455	30,573,061	23,820,327	86,188,702	86,291,766	3,393,666	20,862,547
Units redeemed	(14,781,091)	(7,846,804)	(11,246,256)	(7,474,752)	(24,446,555)	(8,178,253)	(4,884,168)	(2,315,416)

Ending units	215,720,584	134,184,859	54,984,947	35,658,142	194,824,445	133,082,298	38,634,829	40,125,331

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVCMC2		NVCBD1		NVCBD2		NVLCP2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$4,907,986	(1,465,474)	44,297	33,038	1,256,413	646,966	319,966	203,996
Realized gain (loss) on investments	567,042	(60,696)	22,771	115,093	2,344,806	4,919,162	351,008	501,432
Change in unrealized gain (loss) on investments	(17,845,617)	22,752,140	40,974	(13,961)	2,615,526	3,734,489	752,471	(215,740)
Reinvested capital gains	2,968,535	629,895	-	23,410	-	1,597,585	36,533	605,884

Net increase (decrease) in contract owners’ equity resulting from operations	(9,402,054)	21,855,865	108,042	157,580	6,216,745	10,898,202	1,459,978	1,095,572

Equity transactions:
Purchase payments received from contract owners (note 3)	186,647,527	151,849,580	165,016	54,444	7,763,878	7,545,169	11,563,400	10,494,267
Transfers between funds	2,560,929	64,125,081	542,575	(263,267)	(10,323,196)	(63,327,386)	3,499,028	3,740,832
Redemptions (note 3)	(22,226,014)	(10,214,723)	(396,735)	(553,047)	(20,295,386)	(13,185,388)	(2,756,305)	(1,760,868)
Annuity benefits	-	-	-	-	(1,920)	(1,790)	-	-
Contract maintenance charges (note 2)	(3,143,421)	(1,321,442)	(865)	(1,148)	(466,440)	(608,072)	(128,141)	(46,288)
Contingent deferred sales charges (note 2)	(348,014)	(155,663)	(697)	(636)	(151,259)	(170,474)	(16,056)	(19,029)
Adjustments to maintain reserves	(1,740)	(16,700)	(70)	(42)	(1,004)	(1,835)	(508)	(247)

Net equity transactions	163,489,267	204,266,133	309,224	(763,696)	(23,475,327)	(69,749,776)	12,161,418	12,408,667

Net change in contract owners’ equity	154,087,213	226,121,998	417,266	(606,116)	(17,258,582)	(58,851,574)	13,621,396	13,504,239
Contract owners’ equity beginning of period	402,595,617	176,473,619	2,346,078	2,952,194	144,820,312	203,671,886	27,153,406	13,649,167

Contract owners’ equity end of period	$556,682,830	402,595,617	2,763,344	2,346,078	127,561,730	144,820,312	40,774,802	27,153,406

CHANGES IN UNITS:
Beginning units	39,080,002	18,399,363	209,916	279,023	13,216,889	19,490,331	2,269,048	1,213,629
Units purchased	22,612,236	24,061,468	135,519	223,512	3,574,509	2,895,771	2,299,623	1,755,179
Units redeemed	(6,736,419)	(3,380,829)	(110,325)	(292,619)	(5,660,920)	(9,169,213)	(1,311,844)	(699,760)

Ending units	54,955,819	39,080,002	235,110	209,916	11,130,478	13,216,889	3,256,827	2,269,048

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	TRF		TRF2		GBF		CAF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(238,124)	(456,509)	(1,559,402)	(2,821,285)	5,741,612	6,866,446	(259,785)	(240,887)
Realized gain (loss) on investments	(5,175,956)	(9,679,061)	(11,738,465)	(80,236,091)	2,212,745	12,947,598	2,398,610	964,925
Change in unrealized gain (loss) on investments	4,619,978	25,809,410	12,680,009	106,205,805	14,767,389	(16,894,962)	(2,806,152)	4,820,374
Reinvested capital gains	-	-	-	-	1,336,507	16,973,323	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(794,102)	15,673,840	(617,858)	23,148,429	24,058,253	19,892,405	(667,327)	5,544,412

Equity transactions:
Purchase payments received from contract owners (note 3)	1,954,192	2,391,674	3,279,098	3,774,644	18,346,424	21,315,574	642,476	803,640
Transfers between funds	(3,607,632)	(1,291,933)	(10,072,890)	(93,173,949)	(23,095,419)	(137,248,411)	686,393	(659,635)
Redemptions (note 3)	(18,364,044)	(19,367,464)	(23,548,338)	(16,930,243)	(60,738,031)	(55,463,393)	(4,991,713)	(5,063,332)
Annuity benefits	(67,453)	(66,122)	(1,811)	(1,611)	(25,894)	(26,288)	(8,554)	(10,437)
Contract maintenance charges (note 2)	(103,337)	(116,833)	(631,351)	(907,761)	(1,046,615)	(1,300,685)	(32,525)	(35,807)
Contingent deferred sales charges (note 2)	(18,270)	(25,900)	(196,285)	(254,646)	(346,713)	(495,013)	(7,399)	(11,000)
Adjustments to maintain reserves	13,528	(43,894)	(904)	6,735	1,121	(5,269)	448	1,009

Net equity transactions	(20,193,016)	(18,520,472)	(31,172,481)	(107,486,831)	(66,905,127)	(173,223,485)	(3,710,874)	(4,975,562)

Net change in contract owners’ equity	(20,987,118)	(2,846,632)	(31,790,339)	(84,338,402)	(42,846,874)	(153,331,080)	(4,378,201)	568,850
Contract owners’ equity beginning of period	144,949,030	147,795,662	199,307,248	283,645,650	450,027,933	603,359,013	36,193,330	35,624,480

Contract owners’ equity end of period	$123,961,912	144,949,030	167,516,909	199,307,248	407,181,059	450,027,933	31,815,129	36,193,330

CHANGES IN UNITS:
Beginning units	2,827,396	3,250,148	14,608,151	23,090,202	30,230,403	43,318,770	1,929,649	2,234,563
Units purchased	51,660	101,175	1,942,302	1,742,604	7,933,130	7,114,701	164,317	72,586
Units redeemed	(420,043)	(523,927)	(4,134,398)	(10,224,655)	(12,865,158)	(20,203,068)	(363,300)	(377,500)

Ending units	2,459,013	2,827,396	12,416,055	14,608,151	25,298,375	30,230,403	1,730,666	1,929,649

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	CAF2		GVIX8		GVIDA		NVDBL2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$19,474	-	210,737	75,908	(109,857)	(722,254)	2,354,465	(357,141)
Realized gain (loss) on investments	(16,121)	-	(495,803)	(1,535,452)	(16,491,307)	(28,332,215)	227,017	314,373
Change in unrealized gain (loss) on investments	139,364	-	(2,856,612)	2,350,871	310,490	68,312,440	(6,890,276)	14,957,141
Reinvested capital gains	-	-	-	-	-	-	513,222	439,463

Net increase (decrease) in contract owners’ equity resulting from operations	142,717	-	(3,141,678)	891,327	(16,290,674)	39,257,971	(3,795,572)	15,353,836

Equity transactions:
Purchase payments received from contract owners (note 3)	6,515,616	-	3,526,416	3,994,236	4,610,804	9,328,251	218,095,273	151,250,084
Transfers between funds	3,652,806	-	3,941,371	30,412	(10,678,043)	(19,490,293)	17,074,496	52,335,534
Redemptions (note 3)	(39,194)	-	(1,199,126)	(813,937)	(54,500,702)	(60,122,627)	(13,470,230)	(3,140,532)
Annuity benefits	-	-	-	-	(14,469)	(11,856)	-	-
Contract maintenance charges (note 2)	(4,421)	-	(41,652)	(20,975)	(56,770)	(63,574)	(2,285,245)	(589,087)
Contingent deferred sales charges (note 2)	(552)	-	(11,669)	(6,120)	(298,822)	(421,905)	(244,911)	(63,307)
Adjustments to maintain reserves	(44)	-	(432)	57	4,963	13,821	(3,091)	(17,202)

Net equity transactions	10,124,211	-	6,214,908	3,183,673	(60,933,039)	(70,768,183)	219,166,292	199,775,490

Net change in contract owners’ equity	10,266,928	-	3,073,230	4,075,000	(77,223,713)	(31,510,212)	215,370,720	215,129,326
Contract owners’ equity beginning of period	-	-	15,977,303	11,902,303	341,516,454	373,026,666	273,719,201	58,589,875

Contract owners’ equity end of period	$10,266,928	-	19,050,533	15,977,303	264,292,741	341,516,454	489,089,921	273,719,201

CHANGES IN UNITS:
Beginning units	-	-	1,822,983	1,437,538	20,614,506	25,390,427	21,980,236	5,086,185
Units purchased	1,219,798	-	1,217,445	890,343	2,345,472	3,178,858	20,322,615	18,385,056
Units redeemed	(86,783)	-	(507,072)	(504,898)	(6,123,371)	(7,954,779)	(2,796,148)	(1,491,005)

Ending units	1,133,015	-	2,533,356	1,822,983	16,836,607	20,614,506	39,506,703	21,980,236

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVDCA2		GVIDC		GVIDM		GVDMA
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$3,825,946	(665,802)	3,720,985	1,939,327	11,476,690	3,962,847	4,752,843	2,092,417
Realized gain (loss) on investments	1,661,708	-	(261,080)	(1,083,406)	280,095	(5,445,074)	(20,510,261)	(23,249,284)
Change in unrealized gain (loss) on investments	(29,486,529)	32,879,135	1,117,885	12,559,582	(51,379,389)	201,544,115	(33,685,157)	168,825,643
Reinvested capital gains	677,210	666,586	1,557,894	881,635	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(23,321,665)	32,879,919	6,135,684	14,297,138	(39,622,604)	200,061,888	(49,442,575)	147,668,776

Equity transactions:
Purchase payments received from contract owners (note 3)	501,218,133	249,246,917	138,254,369	99,227,941	397,119,283	292,439,968	18,909,283	22,708,599
Transfers between funds	14,170,521	39,735,120	43,980,204	16,338,849	(73,223,684)	40,799,695	(31,103,442)	15,459,845
Redemptions (note 3)	(10,719,464)	(5,888,388)	(44,261,619)	(34,305,417)	(366,727,754)	(219,941,951)	(163,811,995)	(138,134,825)
Annuity benefits	-	-	(11,690)	(20,363)	(109,135)	(94,983)	(29,982)	(36,482)
Contract maintenance charges (note 2)	(4,370,123)	(1,300,339)	(2,449,428)	(1,361,614)	(8,911,084)	(5,658,321)	(4,458,196)	(4,164,559)
Contingent deferred sales charges (note 2)	(233,739)	(73,809)	(546,307)	(460,422)	(2,201,178)	(2,164,307)	(1,414,009)	(1,882,561)
Adjustments to maintain reserves	(6,684)	(31,065)	(1,060)	(2,566)	1,928	(4,384)	3,437	41,077

Net equity transactions	500,058,644	281,688,436	134,964,469	79,416,408	(54,051,624)	105,375,717	(181,904,904)	(106,008,906)

Net change in contract owners’ equity	476,736,979	314,568,355	141,100,153	93,713,546	(93,674,228)	305,437,605	(231,347,479)	41,659,870
Contract owners’ equity beginning of period	429,561,830	114,993,475	377,475,325	283,761,779	2,456,467,776	2,151,030,171	1,484,541,794	1,442,881,924

Contract owners’ equity end of period	$906,298,809	429,561,830	518,575,478	377,475,325	2,362,793,548	2,456,467,776	1,253,194,315	1,484,541,794

CHANGES IN UNITS:
Beginning units	32,219,088	9,516,319	29,968,371	23,544,842	166,698,445	159,101,261	92,239,100	99,614,695
Units purchased	42,034,142	24,295,246	20,869,615	15,314,617	53,288,743	36,315,923	6,082,366	9,000,819
Units redeemed	(4,586,208)	(1,592,477)	(10,180,571)	(8,891,088)	(56,389,814)	(28,718,739)	(17,582,822)	(16,376,414)

Ending units	69,667,022	32,219,088	40,657,415	29,968,371	163,597,374	166,698,445	80,738,644	92,239,100

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVDMC		MCIF		SAM		NVMIG3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$4,466,943	2,181,089	(694,772)	(190,087)	(9,036,524)	(8,910,784)	(23,349)	(261,846)
Realized gain (loss) on investments	(461,714)	(1,137,506)	560,765	(2,003,839)	-	-	1,571,686	1,184,777
Change in unrealized gain (loss) on investments	(1,357,344)	40,907,646	(5,226,560)	21,773,133	-	-	(5,658,845)	4,159,962
Reinvested capital gains	-	-	1,548,165	101,280	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	2,647,885	41,951,229	(3,812,402)	19,680,487	(9,036,524)	(8,910,784)	(4,110,508)	5,082,893

Equity transactions:
Purchase payments received from contract owners (note 3)	127,648,171	98,689,063	13,183,693	7,481,742	302,275,346	345,990,936	484,026	472,509
Transfers between funds	11,037,413	15,364,742	2,506,583	(4,068,742)	118,974,495	(71,335,075)	(1,020,058)	(1,957,486)
Redemptions (note 3)	(80,845,288)	(52,882,248)	(12,824,031)	(12,326,854)	(321,996,751)	(309,469,725)	(6,234,279)	(6,463,827)
Annuity benefits	(117,861)	(112,480)	(9,068)	(8,212)	(88,129)	(145,631)	(1,503)	(1,436)
Contract maintenance charges (note 2)	(2,644,876)	(1,590,931)	(142,371)	(79,264)	(795,150)	(541,517)	(19,852)	(23,596)
Contingent deferred sales charges (note 2)	(664,390)	(625,795)	(46,177)	(107,494)	(1,241,313)	(1,240,899)	(10,122)	(9,533)
Adjustments to maintain reserves	(1,664)	8,320	(4,624)	1,594	28,281	(82,179)	(66)	14,043

Net equity transactions	54,411,505	58,850,671	2,664,005	(9,107,230)	97,156,779	(36,824,090)	(6,801,854)	(7,969,326)

Net change in contract owners’ equity	57,059,390	100,801,900	(1,148,397)	10,573,257	88,120,255	(45,734,874)	(10,912,362)	(2,886,433)
Contract owners’ equity beginning of period	699,275,963	598,474,063	99,563,812	88,990,555	566,434,180	612,169,054	44,737,453	47,623,886

Contract owners’ equity end of period	$756,335,353	699,275,963	98,415,415	99,563,812	654,554,435	566,434,180	33,825,091	44,737,453

CHANGES IN UNITS:
Beginning units	51,232,905	46,770,342	5,115,318	5,707,255	45,261,889	47,298,089	4,850,543	5,811,834
Units purchased	15,008,587	12,223,701	1,945,436	1,519,307	95,037,845	123,173,738	132,200	140,982
Units redeemed	(10,954,321)	(7,761,138)	(1,813,423)	(2,111,244)	(87,543,808)	(125,209,938)	(881,925)	(1,102,273)

Ending units	55,287,171	51,232,905	5,247,331	5,115,318	52,755,926	45,261,889	4,100,818	4,850,543

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVMIG6		GVDIV2		GVDIV3		GVDIV6
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(1,212,918)	(3,049,517)	(615)	3,144	30,818	64,522	133,442	365,359
Realized gain (loss) on investments	100,072	(12,445,712)	(94,325)	(82,171)	(1,392,741)	(1,215,017)	(674,146)	(531,169)
Change in unrealized gain (loss) on investments	(17,722,290)	42,786,867	(31,310)	111,040	204,658	1,453,894	(9,471,630)	3,409,451
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(18,835,136)	27,291,638	(126,250)	32,013	(1,157,265)	303,399	(10,012,334)	3,243,641

Equity transactions:
Purchase payments received from contract owners (note 3)	8,048,393	5,220,988	-	-	159,661	198,701	9,578,611	9,853,945
Transfers between funds	2,731,351	(89,198,097)	(35,064)	(61,510)	(72,374)	(415,796)	388,437	2,829,647
Redemptions (note 3)	(21,895,425)	(15,440,948)	(163,041)	(117,720)	(1,157,691)	(981,171)	(3,860,146)	(2,641,995)
Annuity benefits	(444)	(1,230)	-	-	-	-	(1,223)	(1,172)
Contract maintenance charges (note 2)	(695,399)	(868,566)	(88)	(112)	(2,681)	(3,540)	(251,491)	(161,908)
Contingent deferred sales charges (note 2)	(203,425)	(233,070)	(132)	(300)	(2,134)	(1,721)	(52,855)	(51,740)
Adjustments to maintain reserves	(865)	(3,883)	(57)	(44)	(84)	948	(786)	(1,860)

Net equity transactions	(12,015,814)	(100,524,806)	(198,382)	(179,686)	(1,075,303)	(1,202,579)	5,800,547	9,824,917

Net change in contract owners’ equity	(30,850,950)	(73,233,168)	(324,632)	(147,673)	(2,232,568)	(899,180)	(4,211,787)	13,068,558
Contract owners’ equity beginning of period	197,782,719	271,015,887	884,469	1,032,142	7,673,903	8,573,083	56,608,928	43,540,370

Contract owners’ equity end of period	$166,931,769	197,782,719	559,837	884,469	5,441,335	7,673,903	52,397,141	56,608,928

CHANGES IN UNITS:
Beginning units	21,858,795	33,492,360	58,167	70,793	485,438	567,848	5,274,892	4,221,490
Units purchased	4,324,627	7,857,457	4,852	1,693	63,166	47,927	1,918,445	2,128,965
Units redeemed	(5,436,126)	(19,491,022)	(18,094)	(14,319)	(132,734)	(130,337)	(1,258,244)	(1,075,563)

Ending units	20,747,296	21,858,795	44,925	58,167	415,870	485,438	5,935,093	5,274,892

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVMLG1		NVMLG2		NVMLV1		NVMLV2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(145,688)	(112,866)	(2,067,406)	(2,664,124)	(8,208)	(15,151)	(302,589)	(409,441)
Realized gain (loss) on investments	207,305	383,728	6,719,593	20,125,584	(14,831)	(87,586)	878,622	1,416,626
Change in unrealized gain (loss) on investments	(483,600)	260,056	(9,689,783)	(8,950,436)	(368,941)	44,478	(5,366,484)	1,538,284
Reinvested capital gains	-	440,757	-	5,742,403	118,443	129,945	1,486,602	1,765,438

Net increase (decrease) in contract owners’ equity resulting from operations	(421,983)	971,675	(5,037,596)	14,253,427	(273,537)	71,686	(3,303,849)	4,310,907

Equity transactions:
Purchase payments received from contract owners (note 3)	290,704	241,074	8,972,927	4,977,544	128,362	80,491	8,371,802	5,797,548
Transfers between funds	(485,705)	8,445,684	(4,759,740)	(41,661,883)	299,680	4,340,760	(690,247)	(567,308)
Redemptions (note 3)	(1,565,329)	(1,207,198)	(15,559,904)	(11,826,752)	(680,349)	(657,301)	(4,874,170)	(6,009,553)
Annuity benefits	(1,679)	(847)	(3,113)	(635)	-	-	-	-
Contract maintenance charges (note 2)	(6,278)	(5,106)	(324,632)	(465,339)	(1,661)	(1,109)	(101,654)	(53,348)
Contingent deferred sales charges (note 2)	(4,942)	(6,922)	(114,839)	(166,754)	(601)	(469)	(30,167)	(75,582)
Adjustments to maintain reserves	(2,397)	6,561	(268)	2,484	(36)	1,571	(702)	(2,009)

Net equity transactions	(1,775,626)	7,473,246	(11,789,569)	(49,141,335)	(254,605)	3,763,943	2,674,862	(910,252)

Net change in contract owners’ equity	(2,197,609)	8,444,921	(16,827,165)	(34,887,908)	(528,142)	3,835,629	(628,987)	3,400,655
Contract owners’ equity beginning of period	11,964,666	3,519,745	130,368,329	165,256,237	3,835,629	-	42,225,995	38,825,340

Contract owners’ equity end of period	$9,767,057	11,964,666	113,541,164	130,368,329	3,307,487	3,835,629	41,597,008	42,225,995

CHANGES IN UNITS:
Beginning units	1,296,267	435,720	14,383,005	20,688,233	368,018	-	4,831,835	4,932,338
Units purchased	192,874	1,402,739	3,430,101	6,657,280	103,491	528,512	1,995,582	1,377,784
Units redeemed	(384,862)	(542,192)	(4,664,357)	(12,962,508)	(130,012)	(160,494)	(1,682,170)	(1,478,287)

Ending units	1,104,279	1,296,267	13,148,749	14,383,005	341,497	368,018	5,145,247	4,831,835

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVMMG1		NVMMG2		NVMMV2		SCGF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(2,612,586)	(2,593,143)	(2,292,662)	(2,759,734)	(1,973,658)	(1,026,449)	(99,998)	(73,557)
Realized gain (loss) on investments	9,549,350	5,405,112	11,160,853	(11,158,149)	10,282,591	(2,783,334)	(270,602)	(446,556)
Change in unrealized gain (loss) on investments	(17,266,389)	42,024,705	(15,004,422)	49,733,263	(18,252,957)	42,034,588	(77,181)	1,735,974
Reinvested capital gains	-	-	-	-	1,158,382	13,937,980	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(10,329,625)	44,836,674	(6,136,231)	35,815,380	(8,785,642)	52,162,785	(447,781)	1,215,861

Equity transactions:
Purchase payments received from contract owners (note 3)	2,183,677	2,640,074	7,801,314	4,751,018	6,422,922	6,030,212	162,553	184,189
Transfers between funds	(5,246,061)	(6,135,642)	(9,834,724)	(42,994,406)	(9,351,828)	(47,012,006)	722,364	719,513
Redemptions (note 3)	(25,622,702)	(24,900,668)	(16,624,168)	(11,884,505)	(34,246,478)	(33,354,228)	(1,238,804)	(809,174)
Annuity benefits	(18,674)	(17,607)	(1,797)	(1,547)	(402)	(323)	(2,054)	(1,764)
Contract maintenance charges (note 2)	(124,961)	(137,094)	(445,178)	(523,859)	(540,177)	(729,732)	(3,416)	(3,070)
Contingent deferred sales charges (note 2)	(19,095)	(18,544)	(150,043)	(176,921)	(150,529)	(199,120)	(5,569)	(5,436)
Adjustments to maintain reserves	1,387	12,828	731	(2,850)	(2,686)	45,067	(120)	75

Net equity transactions	(28,846,429)	(28,556,653)	(19,253,865)	(50,833,070)	(37,869,178)	(75,220,130)	(365,046)	84,333

Net change in contract owners’ equity	(39,176,054)	16,280,021	(25,390,096)	(15,017,690)	(46,654,820)	(23,057,345)	(812,827)	1,300,194
Contract owners’ equity beginning of period	214,795,021	198,515,000	153,409,464	168,427,154	311,821,109	334,878,454	7,097,649	5,797,455

Contract owners’ equity end of period	$175,618,967	214,795,021	128,019,368	153,409,464	265,166,289	311,821,109	6,284,822	7,097,649

CHANGES IN UNITS:
Beginning units	21,964,214	25,406,505	15,990,746	21,823,573	30,788,320	38,969,703	1,058,529	1,069,631
Units purchased	399,587	536,452	3,129,029	5,109,502	2,415,325	4,066,214	705,792	349,841
Units redeemed	(3,363,916)	(3,978,743)	(4,931,844)	(10,942,329)	(6,000,879)	(12,247,597)	(809,468)	(360,943)

Ending units	18,999,885	21,964,214	14,187,931	15,990,746	27,202,766	30,788,320	954,853	1,058,529

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	SCGF2		SCVF		SCVF2		SCF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(316,989)	(183,590)	(317,006)	(275,569)	(283,301)	(263,150)	(649,770)	(879,486)
Realized gain (loss) on investments	443,448	(1,095,952)	(1,262,311)	(2,652,184)	118,953	(4,865,702)	(4,175,167)	(7,211,594)
Change in unrealized gain (loss) on investments	(1,902,744)	3,840,433	(636,292)	11,264,017	(1,454,048)	10,430,506	(666,964)	25,989,387
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(1,776,285)	2,560,891	(2,215,609)	8,336,264	(1,618,396)	5,301,654	(5,491,901)	17,898,307

Equity transactions:
Purchase payments received from contract owners (note 3)	3,940,777	1,807,923	533,137	796,568	2,919,712	2,027,012	1,074,712	1,396,062
Transfers between funds	5,168,688	1,277,886	(3,004,799)	(105,012)	(891,295)	(5,755,418)	(2,416,619)	(3,109,420)
Redemptions (note 3)	(2,128,444)	(1,042,213)	(4,750,801)	(5,349,948)	(3,247,498)	(2,891,660)	(11,341,728)	(12,044,570)
Annuity benefits	-	-	(8,106)	(7,764)	(226)	(251)	(13,106)	(17,442)
Contract maintenance charges (note 2)	(25,590)	(12,513)	(17,358)	(19,992)	(26,549)	(16,373)	(41,636)	(46,573)
Contingent deferred sales charges (note 2)	(13,615)	(10,847)	(8,375)	(11,525)	(20,301)	(44,023)	(21,360)	(20,779)
Adjustments to maintain reserves	(378)	(496)	(1,557)	1,886	(11,358)	9,353	3,933	31,076

Net equity transactions	6,941,438	2,019,740	(7,257,859)	(4,695,787)	(1,277,515)	(6,671,360)	(12,755,804)	(13,811,646)

Net change in contract owners’ equity	5,165,153	4,580,631	(9,473,468)	3,640,477	(2,895,911)	(1,369,706)	(18,247,705)	4,086,661
Contract owners’ equity beginning of period	16,035,870	11,455,239	40,611,833	36,971,356	24,904,797	26,274,503	89,906,286	85,819,625

Contract owners’ equity end of period	$21,201,023	16,035,870	31,138,365	40,611,833	22,008,886	24,904,797	71,658,581	89,906,286

CHANGES IN UNITS:
Beginning units	1,120,559	983,361	1,869,906	2,126,736	1,184,181	1,573,837	2,424,228	2,862,552
Units purchased	1,573,297	428,200	77,187	174,827	359,725	430,716	79,266	96,063
Units redeemed	(1,159,740)	(291,002)	(416,718)	(431,657)	(408,110)	(820,372)	(430,441)	(534,387)

Ending units	1,534,116	1,120,559	1,530,375	1,869,906	1,135,796	1,184,181	2,073,053	2,424,228

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	SCF2		MSBF		NVSTB2		NVOLG1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(445,082)	(614,243)	3,684,517	4,672,818	(37,139)	(238,130)	(2,503,145)	(319,352)
Realized gain (loss) on investments	(2,066,677)	(3,986,958)	(2,191,747)	(1,231,851)	391,112	795,813	1,149,225	22,550
Change in unrealized gain (loss) on investments	(480,843)	13,852,684	3,235,626	3,774,161	(603,266)	(125,786)	(11,481,323)	1,370,722
Reinvested capital gains	-	-	-	-	-	141,285	1,308,144	116,357

Net increase (decrease) in contract owners’ equity resulting from operations	(2,992,602)	9,251,483	4,728,396	7,215,128	(249,293)	573,182	(11,527,099)	1,190,277

Equity transactions:
Purchase payments received from contract owners (note 3)	4,277,597	2,900,600	37,706,570	26,524,405	8,640,236	8,162,794	5,468,229	455,714
Transfers between funds	(2,199,794)	(2,506,445)	(2,971,089)	8,702,312	(5,527,365)	(3,009,730)	(26,271,087)	425,114,127
Redemptions (note 3)	(5,969,396)	(3,983,918)	(9,959,347)	(7,898,014)	(8,860,304)	(5,835,955)	(60,228,487)	(4,725,457)
Annuity benefits	(10,001)	(9,277)	(1,751)	(5,125)	(15,448)	(15,379)	(88,542)	(1,271)
Contract maintenance charges (note 2)	(59,473)	(43,849)	(483,169)	(164,513)	(271,716)	(228,924)	(197,408)	(12,016)
Contingent deferred sales charges (note 2)	(37,251)	(41,951)	(61,458)	(57,933)	(69,038)	(95,847)	(89,561)	(6,518)
Adjustments to maintain reserves	(4,094)	7,617	(950)	(679)	(842)	(424)	(18,148)	175,453

Net equity transactions	(4,002,412)	(3,677,223)	24,228,806	27,100,453	(6,104,477)	(1,023,465)	(81,425,004)	421,000,032

Net change in contract owners’ equity	(6,995,014)	5,574,260	28,957,202	34,315,581	(6,353,770)	(450,283)	(92,952,103)	422,190,309
Contract owners’ equity beginning of period	48,513,954	42,939,694	109,405,101	75,089,520	75,899,249	76,349,532	422,788,451	598,142

Contract owners’ equity end of period	$41,518,940	48,513,954	138,362,303	109,405,101	69,545,479	75,899,249	329,836,348	422,788,451

CHANGES IN UNITS:
Beginning units	2,354,378	2,565,425	8,055,038	5,998,819	7,264,937	7,363,311	30,384,486	46,211
Units purchased	513,055	421,885	4,777,007	4,266,332	2,412,673	2,238,464	614,853	31,041,956
Units redeemed	(687,138)	(632,932)	(3,038,071)	(2,210,113)	(3,001,375)	(2,336,838)	(6,428,000)	(703,681)

Ending units	2,180,295	2,354,378	9,793,974	8,055,038	6,676,235	7,264,937	24,571,339	30,384,486

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVOLG2		NVTIV3		EIF2		NVRE1
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(3,043,752)	(313,908)	2,637,067	197,415	(627,002)	(569,076)	(318,823)	372,744
Realized gain (loss) on investments	847,802	613,954	1,372,048	23,326,986	(416,831)	(8,484,501)	3,918,498	3,034,529
Change in unrealized gain (loss) on investments	(7,963,767)	1,017,862	(34,380,208)	(44,174,253)	(3,344,505)	24,057,433	(734,046)	7,676,131
Reinvested capital gains	913,646	100,130	241,593	31,669,310	-	-	278,438	5,350,740

Net increase (decrease) in contract owners’ equity resulting from operations	(9,246,071)	1,418,038	(30,129,500)	11,019,458	(4,388,338)	15,003,856	3,144,067	16,434,144

Equity transactions:
Purchase payments received from contract owners (note 3)	9,587,439	3,879,454	35,551,377	26,754,151	21,782,969	13,858,024	1,047,416	1,335,104
Transfers between funds	(30,678,992)	295,425,863	13,687,670	(108,808,506)	(640,096)	21,647,907	(1,527,120)	557,039
Redemptions (note 3)	(39,218,867)	(2,439,481)	(23,873,382)	(17,084,056)	(13,313,942)	(9,728,870)	(8,999,781)	(8,911,500)
Annuity benefits	(37,406)	(222)	(1,904)	(1,006)	(8,191)	(7,626)	(1,354)	(1,183)
Contract maintenance charges (note 2)	(166,416)	(19,656)	(1,066,892)	(1,095,186)	(452,981)	(405,793)	(29,237)	(31,428)
Contingent deferred sales charges (note 2)	(246,279)	(25,473)	(223,721)	(269,261)	(106,478)	(126,942)	(17,908)	(17,417)
Adjustments to maintain reserves	(7,139)	(127,342)	6,080	2,913	(1,566)	(2,073)	(198)	2,769

Net equity transactions	(60,767,660)	296,693,143	24,079,228	(100,500,951)	7,259,715	25,234,627	(9,528,182)	(7,066,616)

Net change in contract owners’ equity	(70,013,731)	298,111,181	(6,050,272)	(89,481,493)	2,871,377	40,238,483	(6,384,115)	9,367,528
Contract owners’ equity beginning of period	299,747,295	1,636,114	228,508,871	317,990,364	125,421,749	85,183,266	70,626,024	61,258,496

Contract owners’ equity end of period	$229,733,564	299,747,295	222,458,599	228,508,871	128,293,126	125,421,749	64,241,909	70,626,024

CHANGES IN UNITS:
Beginning units	21,739,959	126,715	16,971,191	24,685,147	8,163,585	6,274,173	7,607,257	8,476,274
Units purchased	2,210,015	22,312,953	6,775,590	4,700,709	2,855,357	5,368,354	766,455	1,320,083
Units redeemed	(6,609,798)	(699,709)	(4,580,033)	(12,414,665)	(2,337,174)	(3,478,942)	(1,789,648)	(2,189,100)

Ending units	17,340,176	21,739,959	19,166,748	16,971,191	8,681,768	8,163,585	6,584,064	7,607,257

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	NVRE2		ALVBWB		ALVGIB		ALVSVB
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(606,858)	99,785	(91)	-	(27,128)	(126,864)	(651,705)	(436,563)
Realized gain (loss) on investments	5,332,786	2,312,063	(41)	-	(715,629)	(910,604)	2,932,486	(11,190)
Change in unrealized gain (loss) on investments	(2,016,752)	6,600,077	(2,004)	-	1,112,476	1,849,385	(6,741,553)	7,556,809
Reinvested capital gains	277,097	5,130,076	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	2,986,273	14,142,001	(2,136)	-	369,719	811,917	(4,460,772)	7,109,056

Equity transactions:
Purchase payments received from contract owners (note 3)	5,861,092	3,898,081	-	-	119,778	87,678	16,969,188	12,131,497
Transfers between funds	(3,164,279)	4,172,102	46,884	-	(340,550)	(836,866)	(782,142)	8,251,873
Redemptions (note 3)	(9,660,517)	(5,620,139)	(583)	-	(1,724,429)	(1,039,266)	(3,881,999)	(2,612,695)
Annuity benefits	-	-	-	-	-	-	-	(1,271)
Contract maintenance charges (note 2)	(8,343)	(8,502)	-	-	(711)	(869)	(185,625)	(70,164)
Contingent deferred sales charges (note 2)	(66,992)	(70,055)	-	-	(1,929)	(5,123)	(37,045)	(27,242)
Adjustments to maintain reserves	(740)	204	2	-	(176)	55	(1,725)	(9,765)

Net equity transactions	(7,039,779)	2,371,691	46,303	-	(1,948,017)	(1,794,391)	12,080,652	17,662,233

Net change in contract owners’ equity	(4,053,506)	16,513,692	44,167	-	(1,578,298)	(982,474)	7,619,880	24,771,289
Contract owners’ equity beginning of period	67,769,999	51,256,307	-	-	8,132,903	9,115,377	45,815,068	21,043,779

Contract owners’ equity end of period	$63,716,493	67,769,999	44,167	-	6,554,605	8,132,903	53,434,948	45,815,068

CHANGES IN UNITS:
Beginning units	7,395,551	7,149,290	-	-	585,653	733,419	2,060,999	1,172,611
Units purchased	2,380,446	2,495,391	4,898	-	99,342	90,498	1,462,866	1,669,451
Units redeemed	(3,130,609)	(2,249,130)	(65)	-	(235,117)	(238,264)	(858,678)	(781,063)

Ending units	6,645,388	7,395,551	4,833	-	449,878	585,653	2,665,187	2,060,999

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	ACVB		ACVCA		ACVIG		ACVIG2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$195,160	202,583	(1,388)	(1,399)	33,042	25,782	(6,948)	(14,135)
Realized gain (loss) on investments	389,961	233,150	11,646	5,489	(167,564)	(625,517)	(304,559)	(338,254)
Change in unrealized gain (loss) on investments	807,535	3,209,906	(17,607)	23,507	426,452	2,361,543	442,142	1,029,127
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	1,392,656	3,645,639	(7,349)	27,597	291,930	1,761,808	130,635	676,738

Equity transactions:
Purchase payments received from contract owners (note 3)	319,108	849,573	(763)	(147)	256,700	364,573	71,184	142,309
Transfers between funds	(168,384)	(880,259)	951	152	677,860	(548,699)	(229,389)	(352,918)
Redemptions (note 3)	(5,590,784)	(6,366,224)	(10,070)	9,914	(2,083,384)	(2,223,202)	(1,364,717)	(917,703)
Annuity benefits	(24,910)	(23,423)	(21,268)	(21,470)	(6,089)	(5,619)	-	-
Contract maintenance charges (note 2)	(20,388)	(23,328)	(59)	(169)	(8,911)	(10,117)	(851)	(1,012)
Contingent deferred sales charges (note 2)	(6,608)	(6,159)	-	(13)	(3,075)	(9,121)	(2,793)	(4,654)
Adjustments to maintain reserves	753	1,715	2,838	2,439	(151)	155	(100)	(130)

Net equity transactions	(5,491,213)	(6,448,105)	(28,371)	(9,294)	(1,167,050)	(2,432,030)	(1,526,666)	(1,134,108)

Net change in contract owners’ equity	(4,098,557)	(2,802,466)	(35,720)	18,303	(875,120)	(670,222)	(1,396,031)	(457,370)
Contract owners’ equity beginning of period	37,673,945	40,476,411	125,850	107,547	15,114,641	15,784,863	5,882,372	6,339,742

Contract owners’ equity end of period	$33,575,388	37,673,945	90,130	125,850	14,239,521	15,114,641	4,486,341	5,882,372

CHANGES IN UNITS:
Beginning units	1,591,690	1,885,279	197	-	1,330,183	1,564,365	413,946	503,648
Units purchased	83,062	67,047	-	201	128,730	76,074	86,291	73,784
Units redeemed	(311,221)	(360,636)	(197)	(4)	(227,117)	(310,256)	(189,219)	(163,486)

Ending units	1,363,531	1,591,690	-	197	1,231,796	1,330,183	311,018	413,946

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	ACVIP2		ACVI		ACVI3		ACVI4
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$5,646,357	171,551	28	344	-	4	7	-
Realized gain (loss) on investments	3,142,131	701,064	5,683	1,450	22	23	32	-
Change in unrealized gain (loss) on investments	10,086,527	4,545,535	(8,320)	984	(52)	2	-	-
Reinvested capital gains	2,459,240	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	21,334,255	5,418,150	(2,609)	2,778	(30)	29	39	-

Equity transactions:
Purchase payments received from contract owners (note 3)	52,967,680	37,011,430	6	27	45	(80)	(37)	-
Transfers between funds	13,901,530	4,695,972	22	(36)	-	78	58	-
Redemptions (note 3)	(22,526,761)	(14,410,969)	28	(204)	(45)	(496)	-	-
Annuity benefits	(20,175)	(18,454)	(10,199)	(10,931)	(103)	(126)	-	-
Contract maintenance charges (note 2)	(680,505)	(294,719)	(28)	30	-	1	(60)	-
Contingent deferred sales charges (note 2)	(149,562)	(133,780)	-	248	-	497	-	-
Adjustments to maintain reserves	(864)	33,101	718	1,207	5	33	-	-

Net equity transactions	43,491,343	26,882,581	(9,453)	(9,659)	(98)	(93)	(39)	-

Net change in contract owners’ equity	64,825,598	32,300,731	(12,062)	(6,881)	(128)	(64)	-	-
Contract owners’ equity beginning of period	184,123,001	151,822,270	27,926	34,807	292	356	-	-

Contract owners’ equity end of period	$248,948,599	184,123,001	15,864	27,926	164	292	-	-

CHANGES IN UNITS:
Beginning units	14,505,426	12,382,367	-	-	-	-	-	-
Units purchased	9,665,810	6,054,243	-	-	3	8	45	-
Units redeemed	(6,348,705)	(3,931,184)	-	-	(3)	(8)	(45)	-

Ending units	17,822,531	14,505,426	-	-	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	ACVMV1		ACVMV2		ACVU1		ACVU2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$2,357	56,210	(227,327)	269,876	-	-	(108)	(119)
Realized gain (loss) on investments	694,698	98,575	1,018,745	(25,351)	-	-	1,824	895
Change in unrealized gain (loss) on investments	(1,063,646)	802,531	(3,155,494)	7,656,068	-	-	(1,393)	593
Reinvested capital gains	185,964	-	1,585,878	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(180,627)	957,316	(778,198)	7,900,593	-	-	323	1,369

Equity transactions:
Purchase payments received from contract owners (note 3)	189,729	243,156	17,636,715	11,008,049	-	-	-	500
Transfers between funds	925,685	915,161	(2,679,815)	7,229,176	-	-	-	(21)
Redemptions (note 3)	(862,824)	(810,082)	(4,793,574)	(2,986,917)	-	-	-	(479)
Annuity benefits	(640)	(589)	(84)	(78)	-	-	(5,636)	(4,996)
Contract maintenance charges (note 2)	(2,536)	(2,172)	(207,832)	(95,336)	-	-	-	-
Contingent deferred sales charges (note 2)	(2,708)	(2,397)	(44,011)	(58,160)	-	-	-	-
Adjustments to maintain reserves	(93)	360	(1,093)	10,578	-	-	62	154

Net equity transactions	246,613	343,437	9,910,306	15,107,312	-	-	(5,574)	(4,842)

Net change in contract owners’ equity	65,986	1,300,753	9,132,108	23,007,905	-	-	(5,251)	(3,473)
Contract owners’ equity beginning of period	6,773,129	5,472,376	59,493,750	36,485,845	-	-	10,256	13,729

Contract owners’ equity end of period	$6,839,115	6,773,129	68,625,858	59,493,750	-	-	5,005	10,256

CHANGES IN UNITS:
Beginning units	563,062	535,378	4,240,631	3,038,070	-	-	-	-
Units purchased	261,720	333,263	2,268,662	2,579,927	-	7	-	37
Units redeemed	(244,700)	(305,579)	(1,510,312)	(1,377,366)	-	(7)	-	(37)

Ending units	580,082	563,062	4,998,981	4,240,631	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	ACVV		ACVV2		ACVVS1		ACVVS2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	151,247	-	(51,345)	(91)	(101)	-	(1)
Realized gain (loss) on investments	-	(15,631,317)	-	(13,226,299)	598	564	-	(40)
Change in unrealized gain (loss) on investments	-	20,600,805	-	19,807,264	(1,119)	1,137	-	-
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	5,120,735	-	6,529,620	(612)	1,600	-	(41)

Equity transactions:
Purchase payments received from contract owners (note 3)	-	1,060,169	-	862,696	2	(3)	-	(317)
Transfers between funds	-	(57,665,014)	-	(77,779,176)	5	3	-	1,551
Redemptions (note 3)	-	(8,235,856)	-	(5,762,181)	-	-	-	(1,188)
Annuity benefits	-	(4,613)	-	(5,499)	(1,823)	(1,673)	-	-
Contract maintenance charges (note 2)	-	(26,642)	-	(98,187)	(7)	-	-	(5)
Contingent deferred sales charges (note 2)	-	(15,156)	-	(69,597)	-	-	-	-
Adjustments to maintain reserves	-	(16,487)	-	(8,382)	(154)	(1,688)	-	-

Net equity transactions	-	(64,903,599)	-	(82,860,326)	(1,977)	(3,361)	-	41

Net change in contract owners’ equity	-	(59,782,864)	-	(76,330,706)	(2,589)	(1,761)	-	-
Contract owners’ equity beginning of period	-	59,782,864	-	76,330,706	7,956	9,717	-	-

Contract owners’ equity end of period	$-	-	-	-	5,367	7,956	-	-

CHANGES IN UNITS:
Beginning units	-	3,000,711	-	5,307,560	-	-	-	-
Units purchased	-	129,744	-	429,881	-	3	-	274
Units redeemed	-	(3,130,455)	-	(5,737,441)	-	(3)	-	(274)

Ending units	-	-	-	-	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	DVSCS		DCAP		DCAPS		DVDLS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(715,108)	(621,818)	88,867	215,172	(183,645)	22,064	(15,993)	(10,271)
Realized gain (loss) on investments	(276,231)	(11,286,627)	288,259	(209,369)	(110,160)	(281,883)	(90,792)	(246,444)
Change in unrealized gain (loss) on investments	774,737	26,527,117	1,830,568	3,312,741	4,605,397	4,370,941	24,240	651,736
Reinvested capital gains	180,331	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(36,271)	14,618,672	2,207,694	3,318,544	4,311,592	4,111,122	(82,545)	395,021

Equity transactions:
Purchase payments received from contract owners (note 3)	9,800,455	4,960,112	618,614	548,958	25,092,202	9,263,113	37,029	26,374
Transfers between funds	2,114,625	21,430,252	7,034,816	1,831,544	18,920,480	4,452,593	187,005	311,159
Redemptions (note 3)	(8,229,857)	(5,826,069)	(4,529,712)	(3,760,133)	(3,999,330)	(2,154,277)	(401,589)	(157,176)
Annuity benefits	(2,324)	(4,897)	(6,910)	(5,330)	-	(9,617)	(101)	(122)
Contract maintenance charges (note 2)	(169,159)	(102,963)	(14,563)	(14,828)	(181,858)	(58,217)	(294)	(363)
Contingent deferred sales charges (note 2)	(58,026)	(71,996)	(5,904)	(9,999)	(27,191)	(25,734)	(1,271)	(1,761)
Adjustments to maintain reserves	(1,196)	(521)	12,054	2,418	(770)	722	(69)	(128)

Net equity transactions	3,454,518	20,383,918	3,108,395	(1,407,370)	39,803,533	11,468,583	(179,290)	177,983

Net change in contract owners’ equity	3,418,247	35,002,590	5,316,089	1,911,174	44,115,125	15,579,705	(261,835)	573,004
Contract owners’ equity beginning of period	76,707,320	41,704,730	27,759,350	25,848,176	39,007,042	23,427,337	1,956,247	1,383,243

Contract owners’ equity end of period	$80,125,567	76,707,320	33,075,439	27,759,350	83,122,167	39,007,042	1,694,412	1,956,247

CHANGES IN UNITS:
Beginning units	3,955,893	2,741,931	1,798,776	1,906,125	2,607,789	1,768,979	146,633	130,684
Units purchased	1,511,539	2,941,522	749,144	306,768	3,784,026	1,307,071	114,410	52,455
Units redeemed	(1,274,178)	(1,727,560)	(556,885)	(414,117)	(1,151,238)	(468,261)	(114,262)	(36,506)

Ending units	4,193,254	3,955,893	1,991,035	1,798,776	5,240,577	2,607,789	146,781	146,633

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	DGI		FCA2S		FQB		FQBS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(12,613)	(20,322)	(18,918)	(19,881)	470,850	475,406	1,680,237	1,732,004
Realized gain (loss) on investments	559,642	197,362	24,275	38,153	19,409	133,379	294,248	102,628
Change in unrealized gain (loss) on investments	(1,079,186)	2,119,622	(145,242)	191,867	(366,671)	295,834	(1,729,168)	1,639,326
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(532,157)	2,296,662	(139,885)	210,139	123,588	904,619	245,317	3,473,958

Equity transactions:
Purchase payments received from contract owners (note 3)	288,573	374,430	50,248	11,267	274,242	310,910	821,277	854,504
Transfers between funds	(138,603)	192,437	(123,123)	795,984	134,938	1,131,048	(1,854,262)	(335,841)
Redemptions (note 3)	(2,228,669)	(2,379,876)	(460,661)	(424,554)	(2,350,781)	(2,407,565)	(8,450,391)	(6,715,398)
Annuity benefits	(1,035)	(920)	-	-	-	(224)	-	-
Contract maintenance charges (note 2)	(9,826)	(10,993)	(308)	(433)	(4,784)	(5,689)	(14,937)	(15,285)
Contingent deferred sales charges (note 2)	(2,331)	(5,807)	(445)	(5,307)	(5,670)	(3,388)	(23,742)	(89,961)
Adjustments to maintain reserves	(24)	392	(109)	(129)	(80)	(234)	(609)	(643)

Net equity transactions	(2,091,915)	(1,830,337)	(534,398)	376,828	(1,952,135)	(975,142)	(9,522,664)	(6,302,624)

Net change in contract owners’ equity	(2,624,072)	466,325	(674,283)	586,967	(1,828,547)	(70,523)	(9,277,347)	(2,828,666)
Contract owners’ equity beginning of period	15,366,485	14,900,160	2,289,941	1,702,974	12,879,317	12,949,840	50,963,526	53,792,192

Contract owners’ equity end of period	$12,742,413	15,366,485	1,615,658	2,289,941	11,050,770	12,879,317	41,686,179	50,963,526

CHANGES IN UNITS:
Beginning units	1,135,487	1,288,723	159,179	134,046	917,867	988,389	4,051,047	4,565,974
Units purchased	96,776	79,458	19,274	90,789	145,409	262,273	695,282	873,867
Units redeemed	(250,650)	(232,694)	(58,843)	(65,656)	(282,518)	(332,795)	(1,449,566)	(1,388,794)

Ending units	981,613	1,135,487	119,610	159,179	780,758	917,867	3,296,763	4,051,047

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FC2		FEIP		FVSS2		FHIP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	(3,168,300)	3,752,131	1,550,903	(105,501)	(169,012)	2,936,013	3,708,653
Realized gain (loss) on investments	-	(69,631,655)	(6,158,939)	(20,414,460)	(1,200,981)	(1,182,072)	(1,128,421)	(1,264,493)
Change in unrealized gain (loss) on investments	-	100,383,820	1,793,459	65,912,237	183,667	4,154,865	(236,192)	4,797,748
Reinvested capital gains	-	23	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	27,583,888	(613,349)	47,048,680	(1,122,815)	2,803,781	1,571,400	7,241,908

Equity transactions:
Purchase payments received from contract owners (note 3)	-	3,115,459	4,700,575	5,754,737	145,427	273,924	(1)	(264)
Transfers between funds	-	(240,940,134)	(6,858,114)	(9,182,266)	(932,918)	(306,786)	(1,656,934)	(1,759,291)
Redemptions (note 3)	-	(20,895,346)	(50,391,145)	(55,327,893)	(2,537,816)	(1,840,149)	(7,409,703)	(9,672,832)
Annuity benefits	-	(25,254)	(119,757)	(131,887)	-	-	(8,073)	(10,064)
Contract maintenance charges (note 2)	-	(69,115)	(194,347)	(220,817)	(1,942)	(2,146)	(31,022)	(35,313)
Contingent deferred sales charges (note 2)	-	(232,230)	(39,836)	(63,970)	(9,243)	(14,717)	(2,178)	(9,034)
Adjustments to maintain reserves	-	(46,000)	5,121	14,092	(1,143)	(1,385)	2,303	661

Net equity transactions	-	(259,092,620)	(52,897,503)	(59,158,004)	(3,337,635)	(1,891,259)	(9,105,608)	(11,486,137)

Net change in contract owners’ equity	-	(231,508,732)	(53,510,852)	(12,109,324)	(4,460,450)	912,522	(7,534,208)	(4,244,229)
Contract owners’ equity beginning of period	-	231,508,732	381,069,585	393,178,909	13,530,923	12,618,401	60,719,243	64,963,472

Contract owners’ equity end of period	$-	-	327,558,733	381,069,585	9,070,473	13,530,923	53,185,035	60,719,243

CHANGES IN UNITS:
Beginning units	-	14,053,840	9,449,660	11,095,521	670,043	778,358	2,252,355	2,706,774
Units purchased	-	933,909	216,335	218,143	122,585	116,409	-	-
Units redeemed	-	(14,987,749)	(1,520,150)	(1,864,004)	(301,805)	(224,724)	(332,035)	(454,419)

Ending units	-	-	8,145,845	9,449,660	490,823	670,043	1,920,320	2,252,355

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FAMP		FCP		FNRS2		FEI2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$838,178	550,326	-	(4,313,796)	(668,151)	(854,859)	1,343,344	193,759
Realized gain (loss) on investments	565,756	(3,423,574)	-	(18,555,775)	(4,616,316)	(6,920,480)	(3,815,369)	(2,745,307)
Change in unrealized gain (loss) on investments	(7,785,316)	22,330,240	-	68,716,596	(2,120,730)	18,950,653	1,567,029	19,212,224
Reinvested capital gains	726,738	839,890	-	97	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(5,654,644)	20,296,882	-	45,847,122	(7,405,197)	11,175,314	(904,996)	16,660,676

Equity transactions:
Purchase payments received from contract owners (note 3)	1,485,500	2,742,654	-	5,552,767	9,238,333	5,705,524	32,702,178	22,550,845
Transfers between funds	(1,072,877)	(1,014,013)	-	(378,116,736)	9,987,356	(6,463,378)	(849,716)	1,822,660
Redemptions (note 3)	(23,577,395)	(25,602,906)	-	(47,751,851)	(10,539,922)	(7,533,027)	(17,920,413)	(10,765,077)
Annuity benefits	(21,817)	(36,725)	-	(85,742)	(1,657)	(233)	(1,605)	(1,474)
Contract maintenance charges (note 2)	(95,037)	(107,245)	-	(177,024)	(15,977)	(14,783)	(377,245)	(172,506)
Contingent deferred sales charges (note 2)	(15,999)	(10,101)	-	(73,627)	(90,177)	(56,051)	11,854	(111,912)
Adjustments to maintain reserves	2,132	7,038	-	(215,974)	(1,488)	2,083	(6,108)	2,213

Net equity transactions	(23,295,493)	(24,021,298)	-	(420,868,187)	8,576,468	(8,359,865)	13,558,945	13,324,749

Net change in contract owners’ equity	(28,950,137)	(3,724,416)	-	(375,021,065)	1,171,271	2,815,449	12,653,949	29,985,425
Contract owners’ equity beginning of period	171,799,599	175,524,015	-	375,021,065	81,039,205	78,223,756	147,780,198	117,794,773

Contract owners’ equity end of period	$142,849,462	171,799,599	-	-	82,210,476	81,039,205	160,434,147	147,780,198

CHANGES IN UNITS:
Beginning units	5,144,923	5,946,996	-	12,707,542	4,869,955	5,512,532	9,964,580	8,973,964
Units purchased	104,302	165,488	-	409,619	2,693,772	1,295,583	4,246,051	3,075,775
Units redeemed	(805,560)	(967,561)	-	(13,117,161)	(2,267,615)	(1,938,160)	(3,259,311)	(2,085,159)

Ending units	4,443,665	5,144,923	-	-	5,296,112	4,869,955	10,951,320	9,964,580

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FF10S		FF10S2		FF20S		FF20S2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$34,711	36,803	493,255	452,350	74,792	80,982	2,507,911	1,755,845
Realized gain (loss) on investments	(47,935)	(278,312)	(473,981)	(494,859)	(132,434)	(430,284)	(249,131)	(207,823)
Change in unrealized gain (loss) on investments	(112,430)	741,465	(2,752,125)	6,309,170	(219,877)	1,325,951	(13,474,393)	18,687,982
Reinvested capital gains	27,771	98,549	562,206	1,466,028	36,905	68,157	1,318,347	1,435,518

Net increase (decrease) in contract owners’ equity resulting from operations	(97,883)	598,505	(2,170,645)	7,732,689	(240,614)	1,044,806	(9,897,266)	21,671,522

Equity transactions:
Purchase payments received from contract owners (note 3)	474,351	123,087	33,209,999	19,370,241	527,904	540,800	136,211,288	81,771,325
Transfers between funds	542,711	838,943	(177,232)	10,339,687	1,119,499	1,971,893	7,602,875	15,567,742
Redemptions (note 3)	(1,082,149)	(1,311,392)	(11,639,216)	(7,788,291)	(1,384,874)	(1,308,802)	(13,551,377)	(5,816,996)
Annuity benefits	(9,172)	(8,700)	-	-	-	-	-	-
Contract maintenance charges (note 2)	(2,493)	(2,359)	(495,735)	(231,602)	(4,652)	(4,407)	(1,732,675)	(673,739)
Contingent deferred sales charges (note 2)	(1,108)	(3,490)	(69,650)	(94,512)	(4,527)	(5,025)	(287,904)	(108,273)
Adjustments to maintain reserves	1,364	1,057	(654)	(1,854)	(60)	260	(1,547)	(7,877)

Net equity transactions	(76,496)	(362,854)	20,827,512	21,593,669	253,290	1,194,719	128,240,660	90,732,182

Net change in contract owners’ equity	(174,379)	235,651	18,656,867	29,326,358	12,676	2,239,525	118,343,394	112,403,704
Contract owners’ equity beginning of period	5,488,728	5,253,077	90,382,178	61,055,820	9,603,062	7,363,537	226,550,215	114,146,511

Contract owners’ equity end of period	$5,314,349	5,488,728	109,039,045	90,382,178	9,615,738	9,603,062	344,893,609	226,550,215

CHANGES IN UNITS:
Beginning units	477,386	508,093	7,420,624	5,580,362	879,170	762,019	18,343,828	10,446,737
Units purchased	117,958	138,863	4,219,745	3,120,875	218,988	310,478	12,611,995	9,141,684
Units redeemed	(124,948)	(169,570)	(2,566,790)	(1,280,613)	(196,162)	(193,327)	(2,285,944)	(1,244,593)

Ending units	470,396	477,386	9,073,579	7,420,624	901,996	879,170	28,669,879	18,343,828

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FF30S		FF30S2		FGOP		FGP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$51,952	44,859	49,303	30,413	-	(175,200)	(3,535,127)	(3,666,356)
Realized gain (loss) on investments	(223,095)	(482,715)	(818,657)	(678,649)	-	2,696,753	(1,173,028)	(15,781,781)
Change in unrealized gain (loss) on investments	(144,597)	1,171,591	(526,674)	3,123,165	-	322,636	971,173	89,947,399
Reinvested capital gains	21,006	45,140	72,546	156,478	-	-	1,253,598	1,155,600

Net increase (decrease) in contract owners’ equity resulting from operations	(294,734)	778,875	(1,223,482)	2,631,407	-	2,844,189	(2,483,384)	71,654,862

Equity transactions:
Purchase payments received from contract owners (note 3)	639,682	565,208	2,424,041	2,968,511	-	290,616	5,119,757	6,097,660
Transfers between funds	470,807	959,466	1,850,153	157,460	-	(15,267,516)	(2,105,085)	(5,951,204)
Redemptions (note 3)	(592,693)	(968,091)	(2,068,048)	(1,636,027)	-	(2,225,735)	(48,833,620)	(48,615,322)
Annuity benefits	-	-	-	-	-	-	(101,221)	(100,721)
Contract maintenance charges (note 2)	(4,666)	(4,414)	(5,120)	(4,436)	-	(10,619)	(252,064)	(273,092)
Contingent deferred sales charges (note 2)	(2,874)	(10,728)	(26,114)	(18,087)	-	(5,221)	(48,400)	(61,613)
Adjustments to maintain reserves	(71)	1,151	(257)	(457)	-	2,306	6,997	7,465

Net equity transactions	510,185	542,592	2,174,655	1,466,964	-	(17,216,169)	(46,213,636)	(48,896,827)

Net change in contract owners’ equity	215,451	1,321,467	951,173	4,098,371	-	(14,371,980)	(48,697,020)	22,758,035
Contract owners’ equity beginning of period	6,737,911	5,416,444	22,968,325	18,869,954	-	14,371,980	377,094,313	354,336,278

Contract owners’ equity end of period	$6,953,362	6,737,911	23,919,498	22,968,325	-	-	328,397,293	377,094,313

CHANGES IN UNITS:
Beginning units	640,936	589,970	1,895,831	1,783,182	-	1,657,626	7,616,804	8,786,028
Units purchased	182,726	187,774	521,774	477,279	-	145,970	295,614	232,193
Units redeemed	(134,992)	(136,808)	(351,214)	(364,630)	-	(1,803,596)	(1,232,127)	(1,401,417)

Ending units	688,670	640,936	2,066,391	1,895,831	-	-	6,680,291	7,616,804

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FG2		FHIPR		FIGBS		FIGBP2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(1,128,511)	(739,094)	1,226,818	1,592,266	510,999	621,477	4,820,399	5,419,976
Realized gain (loss) on investments	(2,380,823)	(1,666,959)	2,517,280	3,777,050	336,073	491,823	4,890,312	10,522,262
Change in unrealized gain (loss) on investments	499,281	12,467,308	(3,050,392)	(2,761,427)	(68,689)	467,549	1,164,428	9,738,715
Reinvested capital gains	269,866	176,958	-	-	748,306	325,830	11,376,584	4,715,302

Net increase (decrease) in contract owners’ equity resulting from operations	(2,740,187)	10,238,213	693,706	2,607,889	1,526,689	1,906,679	22,251,723	30,396,255

Equity transactions:
Purchase payments received from contract owners (note 3)	22,667,171	9,721,647	1,093,545	1,040,372	742,600	827,284	39,438,365	40,508,340
Transfers between funds	15,426,580	3,316,106	(805,093)	(63,664)	1,154,537	3,471,056	(37,805,528)	(120,889,695)
Redemptions (note 3)	(8,808,539)	(5,137,585)	(4,028,947)	(3,618,694)	(5,238,408)	(5,407,389)	(52,077,080)	(37,039,755)
Annuity benefits	(2,541)	(2,197)	-	-	(4,711)	(4,658)	(12,927)	(17,271)
Contract maintenance charges (note 2)	(168,201)	(58,419)	(6,930)	(7,075)	(7,915)	(9,111)	(1,458,800)	(1,532,932)
Contingent deferred sales charges (note 2)	(57,518)	(51,166)	(5,867)	(10,592)	(9,296)	(7,785)	(394,334)	(495,177)
Adjustments to maintain reserves	(1,012)	211	(118)	(292)	(161)	(462)	(1,601)	(1,418)

Net equity transactions	29,055,940	7,788,597	(3,753,410)	(2,659,945)	(3,363,354)	(1,131,065)	(52,311,905)	(119,467,908)

Net change in contract owners’ equity	26,315,753	18,026,810	(3,059,704)	(52,056)	(1,836,665)	775,614	(30,060,182)	(89,071,653)
Contract owners’ equity beginning of period	62,853,145	44,826,335	25,100,312	25,152,368	29,628,326	28,852,712	424,843,595	513,915,248

Contract owners’ equity end of period	$89,168,898	62,853,145	22,040,608	25,100,312	27,791,661	29,628,326	394,783,413	424,843,595

CHANGES IN UNITS:
Beginning units	4,203,897	3,652,787	2,166,797	2,439,833	2,303,690	2,383,390	33,793,486	43,332,353
Units purchased	4,471,418	1,656,436	1,500,256	1,410,293	567,398	889,884	8,867,895	8,850,172
Units redeemed	(2,583,021)	(1,105,326)	(1,813,748)	(1,683,329)	(828,764)	(969,584)	(12,973,326)	(18,389,039)

Ending units	6,092,294	4,203,897	1,853,305	2,166,797	2,042,324	2,303,690	29,688,055	33,793,486

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FMCS		FMC2		FOP		FOPR
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(376,801)	(260,828)	(3,911,084)	(3,178,209)	(1,666)	24,528	(3,918)	16,545
Realized gain (loss) on investments	107,758	(739,010)	(746,414)	(3,955,894)	1,333,032	368,813	(626,677)	(360,401)
Change in unrealized gain (loss) on investments	(3,524,647)	7,173,888	(26,848,523)	58,356,537	(12,839,256)	6,620,606	(4,791,201)	3,609,263
Reinvested capital gains	47,717	87,760	446,500	710,996	123,690	124,665	58,558	59,679

Net increase (decrease) in contract owners’ equity resulting from operations	(3,745,973)	6,261,810	(31,059,521)	51,933,430	(11,384,200)	7,138,612	(5,363,238)	3,325,086

Equity transactions:
Purchase payments received from contract owners (note 3)	903,305	1,069,001	42,458,799	33,889,981	(1,426)	7	1,184,907	1,263,900
Transfers between funds	(3,036,006)	9,609,496	(14,591,118)	11,719,073	(1,420,251)	(1,458,578)	(1,170,848)	(1,480,423)
Redemptions (note 3)	(4,359,851)	(3,954,906)	(27,644,953)	(19,951,092)	(7,892,930)	(8,376,602)	(5,184,489)	(4,766,393)
Annuity benefits	(3,447)	(586)	(15,970)	(12,743)	(10,007)	(12,537)	(1,713)	(1,861)
Contract maintenance charges (note 2)	(11,338)	(9,428)	(604,425)	(316,759)	(40,284)	(46,317)	(11,661)	(13,895)
Contingent deferred sales charges (note 2)	(11,075)	(9,282)	(251,942)	(277,132)	(2,030)	(3,041)	(12,640)	(15,136)
Adjustments to maintain reserves	1,196	(3,682)	1,959	81	358	4,210	194	3,047

Net equity transactions	(6,517,216)	6,700,613	(647,650)	25,051,409	(9,366,570)	(9,892,858)	(5,196,250)	(5,010,761)

Net change in contract owners’ equity	(10,263,189)	12,962,423	(31,707,171)	76,984,839	(20,750,770)	(2,754,246)	(10,559,488)	(1,685,675)
Contract owners’ equity beginning of period	35,188,523	22,226,100	264,942,872	187,958,033	70,400,712	73,154,958	33,512,276	35,197,951

Contract owners’ equity end of period	$24,925,334	35,188,523	233,235,701	264,942,872	49,649,942	70,400,712	22,952,788	33,512,276

CHANGES IN UNITS:
Beginning units	2,988,963	2,397,217	10,137,469	9,082,067	2,742,146	3,184,055	2,228,091	2,611,534
Units purchased	742,257	1,400,540	3,372,714	3,478,637	(67)	-	170,497	221,624
Units redeemed	(1,329,632)	(808,794)	(3,368,355)	(2,423,235)	(376,745)	(441,909)	(532,448)	(605,067)

Ending units	2,401,588	2,988,963	10,141,828	10,137,469	2,365,334	2,742,146	1,866,140	2,228,091

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FO2		FO2R		FVSS		FTVIS2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(11,392)	(10,238)	(150,229)	(155,288)	(35,629)	(68,031)	5,635,603	5,906,513
Realized gain (loss) on investments	36,814	(35,698)	(4,155,340)	(5,340,828)	687,635	(1,245,208)	(2,972,293)	(2,825,865)
Change in unrealized gain (loss) on investments	(573,548)	435,592	(6,494,327)	11,614,533	(1,295,073)	2,827,530	(1,686,046)	9,287,109
Reinvested capital gains	7,011	6,998	108,894	107,480	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(541,115)	396,654	(10,691,002)	6,225,897	(643,067)	1,514,291	977,264	12,367,757

Equity transactions:
Purchase payments received from contract owners (note 3)	-	(17)	11,247,420	8,057,171	124,631	214,711	14,661,470	10,337,411
Transfers between funds	(78,252)	(92,493)	(1,957,303)	(2,099,503)	(674,304)	447,023	4,227,422	5,133,496
Redemptions (note 3)	(867,520)	(293,688)	(5,549,915)	(4,821,511)	(1,045,709)	(1,202,523)	(16,432,264)	(12,244,742)
Annuity benefits	-	-	(1,092)	(6,611)	-	(1,376)	(25,365)	(19,269)
Contract maintenance charges (note 2)	(426)	(479)	(144,003)	(81,431)	(3,083)	(3,639)	(13,935)	(13,546)
Contingent deferred sales charges (note 2)	(805)	(1,142)	(51,729)	(82,598)	(2,028)	(2,701)	(85,474)	(119,936)
Adjustments to maintain reserves	(138)	(57)	(1,170)	(3,232)	22	(97)	2,313	(966)

Net equity transactions	(947,141)	(387,876)	3,542,208	962,285	(1,600,471)	(548,602)	2,334,167	3,072,448

Net change in contract owners’ equity	(1,488,256)	8,778	(7,148,794)	7,188,182	(2,243,538)	965,689	3,311,431	15,440,205
Contract owners’ equity beginning of period	3,912,132	3,903,354	60,204,442	53,016,260	7,964,920	6,999,231	127,811,632	112,371,427

Contract owners’ equity end of period	$2,423,876	3,912,132	53,055,648	60,204,442	5,721,382	7,964,920	131,123,063	127,811,632

CHANGES IN UNITS:
Beginning units	198,160	224,881	4,618,811	4,511,884	540,940	592,992	10,974,594	10,706,434
Units purchased	20,459	25,489	1,798,978	1,730,747	71,862	249,001	2,876,195	2,809,474
Units redeemed	(69,017)	(52,210)	(1,419,691)	(1,623,820)	(180,703)	(301,053)	(2,683,639)	(2,541,314)

Ending units	149,602	198,160	4,998,098	4,618,811	432,099	540,940	11,167,150	10,974,594

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	FTVRD2		FTVSV2		FTVDM3		TIF2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(32,734)	(7,200)	(1,443,578)	(1,568,786)	(170,829)	17,314	10,061	20,490
Realized gain (loss) on investments	1,514,217	(274,493)	12,258,988	6,312,921	(2,498,885)	(5,077,579)	163,587	23,162
Change in unrealized gain (loss) on investments	1,090,945	11,999,565	(16,606,531)	32,414,932	(3,115,486)	9,737,861	(639,255)	280,684
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	2,572,428	11,717,872	(5,791,121)	37,159,067	(5,785,200)	4,677,596	(465,607)	324,336

Equity transactions:
Purchase payments received from contract owners (note 3)	696,473	760,707	12,952,878	10,840,678	489,824	817,893	-	2,085
Transfers between funds	(1,644,548)	45,097	(3,952,355)	(50,543,704)	(522,461)	(3,317,708)	(161,355)	(237,068)
Redemptions (note 3)	(13,391,190)	(9,210,237)	(18,480,749)	(13,436,969)	(3,472,143)	(3,370,005)	(1,209,944)	(397,089)
Annuity benefits	(10,552)	(6,817)	(7,838)	(6,021)	-	-	(311)	(360)
Contract maintenance charges (note 2)	(7,611)	(8,840)	(394,940)	(464,955)	(4,255)	(5,017)	(360)	(401)
Contingent deferred sales charges (note 2)	(51,403)	(84,347)	(123,239)	(186,998)	(21,146)	(24,795)	(2,035)	(4,627)
Adjustments to maintain reserves	(908)	8	(847)	7,250	(784)	2,829	(88)	(99)

Net equity transactions	(14,409,739)	(8,504,429)	(10,007,090)	(53,790,719)	(3,530,965)	(5,896,803)	(1,374,093)	(637,559)

Net change in contract owners’ equity	(11,837,311)	3,213,443	(15,798,211)	(16,631,652)	(9,316,165)	(1,219,207)	(1,839,700)	(313,223)
Contract owners’ equity beginning of period	72,181,881	68,968,438	165,737,199	182,368,851	35,662,153	36,881,360	5,314,465	5,627,688

Contract owners’ equity end of period	$60,344,570	72,181,881	149,938,988	165,737,199	26,345,988	35,662,153	3,474,765	5,314,465

CHANGES IN UNITS:
Beginning units	4,554,255	5,182,224	7,692,944	10,676,595	1,928,435	2,307,480	264,742	300,587
Units purchased	705,267	604,527	2,550,062	2,202,608	311,944	486,051	20,816	18,837
Units redeemed	(1,621,899)	(1,232,496)	(2,888,831)	(5,186,259)	(521,395)	(865,096)	(89,299)	(54,682)

Ending units	3,637,623	4,554,255	7,354,175	7,692,944	1,718,984	1,928,435	196,259	264,742

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	TIF3		FTVGI3		FTVFA2		AMTB
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$76,766	27,951	4,551,783	(110,061)	(310,427)	101,973	3,714,429	7,600,716
Realized gain (loss) on investments	509,671	(2,834,134)	1,453,221	873,615	790,311	356,290	(6,287,137)	(12,374,159)
Change in unrealized gain (loss) on investments	(9,760,218)	8,258,267	(9,649,489)	9,212,709	(1,269,714)	992,127	(30,885)	13,669,559
Reinvested capital gains	-	-	717,904	217,667	-	1,277	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(9,173,781)	5,452,084	(2,926,581)	10,193,930	(789,830)	1,451,667	(2,603,593)	8,896,116

Equity transactions:
Purchase payments received from contract owners (note 3)	1,055,095	1,542,319	16,249,940	6,784,034	5,571,187	5,868,945	12,662,100	13,480,933
Transfers between funds	(1,453,018)	(4,298,679)	2,805,760	17,570,913	1,022,679	754,855	(9,337,382)	(61,267,802)
Redemptions (note 3)	(7,582,065)	(6,354,505)	(12,747,147)	(9,080,254)	(1,010,480)	(2,955,036)	(29,093,636)	(22,212,629)
Annuity benefits	(2,410)	(2,495)	(20,543)	(15,955)	-	-	(56,488)	(110,652)
Contract maintenance charges (note 2)	(210,458)	(202,972)	(12,403)	(11,515)	(1,652)	(1,095)	(547,113)	(622,650)
Contingent deferred sales charges (note 2)	(52,615)	(82,895)	(48,687)	(54,012)	(4,108)	(2,459)	(171,683)	(212,614)
Adjustments to maintain reserves	(593)	2,058	(526)	(12,996)	(328)	(1,772)	(2,277)	(1,486)

Net equity transactions	(8,246,064)	(9,397,169)	6,226,394	15,180,215	5,577,298	3,663,438	(26,546,479)	(70,946,900)

Net change in contract owners’ equity	(17,419,845)	(3,945,085)	3,299,813	25,374,145	4,787,468	5,115,105	(29,150,072)	(62,050,784)
Contract owners’ equity beginning of period	87,868,308	91,813,393	103,437,839	78,063,694	16,874,811	11,759,706	200,545,960	262,596,744

Contract owners’ equity end of period	$70,448,463	87,868,308	106,737,652	103,437,839	21,662,279	16,874,811	171,395,888	200,545,960

CHANGES IN UNITS:
Beginning units	6,154,147	6,859,765	6,305,385	5,360,877	1,840,165	1,391,741	18,038,619	24,900,539
Units purchased	657,527	657,299	2,441,844	2,422,334	1,066,363	986,938	4,081,983	4,353,798
Units redeemed	(1,198,476)	(1,362,917)	(2,099,093)	(1,477,826)	(468,514)	(538,514)	(6,767,918)	(11,215,718)

Ending units	5,613,198	6,154,147	6,648,136	6,305,385	2,438,014	1,840,165	15,352,684	18,038,619

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	AMTG		AMGP		AMINS		AMTP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(193)	(232)	-	-	(7)	(3)	(310)	(137)
Realized gain (loss) on investments	6,699	17,863	-	-	(522)	(95)	5,416	452
Change in unrealized gain (loss) on investments	(6,526)	(7,856)	-	-	-	(1)	(6,876)	6,082
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(20)	9,775	-	-	(529)	(99)	(1,770)	6,397

Equity transactions:
Purchase payments received from contract owners (note 3)	(719)	(166)	-	(8)	1,921	48,136	(7,448)	(36,937)
Transfers between funds	841	(129)	-	9	(1,175)	(40,791)	(24,671)	24,559
Redemptions (note 3)	(8,398)	7,278	-	-	(112)	(6,608)	(6)	39,552
Annuity benefits	(5,421)	(7,871)	-	-	-	-	(2,893)	(2,578)
Contract maintenance charges (note 2)	(49)	(207)	-	-	(105)	(643)	(12)	23
Contingent deferred sales charges (note 2)	-	1,091	-	-	-	-	-	(24)
Adjustments to maintain reserves	1,376	(4,265)	-	(1)	-	5	951	813

Net equity transactions	(12,370)	(4,269)	-	-	529	99	(34,079)	25,408

Net change in contract owners’ equity	(12,390)	5,506	-	-	-	-	(35,849)	31,805
Contract owners’ equity beginning of period	25,320	19,814	-	-	-	-	53,055	21,250

Contract owners’ equity end of period	$12,930	25,320	-	-	-	-	17,206	53,055

CHANGES IN UNITS:
Beginning units	153	12	-	-	-	-	999	-
Units purchased	-	146	-	3	2,240	5,556	1	2,459
Units redeemed	(148)	(5)	-	(3)	(2,240)	(5,556)	(1,000)	(1,460)

Ending units	5	153	-	-	-	-	-	999

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	AMRS		AMFAS		AMSRS		OVMS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	(82,712)	(62,280)	(363,459)	(409,814)	468,616	48,938
Realized gain (loss) on investments	-	-	728,680	(728,803)	(832,132)	(1,214,608)	(1,167,336)	(3,653,058)
Change in unrealized gain (loss) on investments	-	-	(869,758)	1,375,485	(354,006)	7,053,405	540,337	8,793,270
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	-	(223,790)	584,402	(1,549,597)	5,428,983	(158,383)	5,189,150

Equity transactions:
Purchase payments received from contract owners (note 3)	-	8,294	103,795	114,716	718,330	799,156	398,729	791,672
Transfers between funds	-	8,417	(919,169)	1,998,037	158,409	1,795,865	(939,428)	(1,703,465)
Redemptions (note 3)	-	(16,711)	(957,732)	(556,345)	(4,052,911)	(2,665,073)	(6,426,728)	(7,162,615)
Annuity benefits	-	-	-	-	(7,046)	(2,682)	(12,018)	(8,391)
Contract maintenance charges (note 2)	-	-	(1,466)	(1,311)	(10,322)	(10,796)	(25,683)	(30,250)
Contingent deferred sales charges (note 2)	-	-	(2,207)	(2,005)	(24,315)	(25,075)	(7,243)	(6,203)
Adjustments to maintain reserves	-	-	(307)	(292)	6,944	3,944	(271)	(4,363)

Net equity transactions	-	-	(1,777,086)	1,552,800	(3,210,911)	(104,661)	(7,012,642)	(8,123,615)

Net change in contract owners’ equity	-	-	(2,000,876)	2,137,202	(4,760,508)	5,324,322	(7,171,025)	(2,934,465)
Contract owners’ equity beginning of period	-	-	6,223,316	4,086,114	32,348,075	27,023,753	48,048,880	50,983,345

Contract owners’ equity end of period	$-	-	4,222,440	6,223,316	27,587,567	32,348,075	40,877,855	48,048,880

CHANGES IN UNITS:
Beginning units	-	-	480,243	371,443	2,033,231	2,058,008	2,027,729	2,404,729
Units purchased	-	1,657	450,321	297,945	415,960	487,146	27,873	43,597
Units redeemed	-	(1,657)	(595,245)	(189,145)	(644,674)	(511,923)	(317,748)	(420,597)

Ending units	-	-	335,319	480,243	1,804,517	2,033,231	1,737,854	2,027,729

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	OVCAFS		OVGR		OVB		OVGS3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	(544,386)	-	(458,008)	1,791,960	219,581	(5,284)	85,080
Realized gain (loss) on investments	-	2,014,524	-	5,202,460	(3,308,468)	(3,620,686)	1,249,806	556,222
Change in unrealized gain (loss) on investments	-	541,792	-	(2,127,409)	4,069,721	7,422,046	(6,641,561)	7,723,897
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	2,011,930	-	2,617,043	2,553,213	4,020,941	(5,397,039)	8,365,199

Equity transactions:
Purchase payments received from contract owners (note 3)	-	651,219	-	947,884	559,852	701,672	2,422,146	2,527,645
Transfers between funds	-	(38,330,419)	-	(44,842,183)	(546,661)	(1,006,520)	(1,254,206)	(1,958,377)
Redemptions (note 3)	-	(4,412,489)	-	(6,011,453)	(6,650,841)	(6,039,727)	(10,907,147)	(9,776,125)
Annuity benefits	-	-	-	(15,656)	(8,726)	(8,498)	(10,229)	(10,417)
Contract maintenance charges (note 2)	-	(15,047)	-	(30,536)	(19,464)	(22,526)	(24,172)	(27,637)
Contingent deferred sales charges (note 2)	-	(52,899)	-	(15,978)	(10,633)	(8,788)	(34,522)	(32,346)
Adjustments to maintain reserves	-	248	-	(81,119)	3,028	2,603	7	2,629

Net equity transactions	-	(42,159,387)	-	(50,049,041)	(6,673,445)	(6,381,784)	(9,808,123)	(9,274,628)

Net change in contract owners’ equity	-	(40,147,457)	-	(47,431,998)	(4,120,232)	(2,360,843)	(15,205,162)	(909,429)
Contract owners’ equity beginning of period	-	40,147,457	-	47,431,998	40,248,584	42,609,427	65,157,194	66,066,623

Contract owners’ equity end of period	$-	-	-	-	36,128,352	40,248,584	49,952,032	65,157,194

CHANGES IN UNITS:
Beginning units	-	3,035,663	-	3,323,768	2,443,496	2,839,959	3,037,983	3,525,444
Units purchased	-	255,464	-	97,338	106,922	151,435	243,705	252,926
Units redeemed	-	(3,291,127)	-	(3,421,106)	(494,684)	(547,898)	(708,920)	(740,387)

Ending units	-	-	-	-	2,055,734	2,443,496	2,572,768	3,037,983

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	OVGS4		OVGS		OVGSS		OVHI3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(289,026)	(162,565)	(28,433)	160,617	(28,966)	(15,259)	47,513	22,999
Realized gain (loss) on investments	(593,653)	(1,000,580)	9,155,029	8,201,720	277,223	144,851	10,667	90,896
Change in unrealized gain (loss) on investments	(6,028,612)	9,908,518	(19,988,626)	8,742,885	(1,062,068)	1,187,915	(79,705)	(24,700)
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(6,911,291)	8,745,373	(10,862,030)	17,105,222	(813,811)	1,317,507	(21,525)	89,195

Equity transactions:
Purchase payments received from contract owners (note 3)	5,312,978	3,648,389	3,819	60	44	772	37,379	47,955
Transfers between funds	(1,193,244)	(2,312,676)	(3,571,171)	(3,887,700)	(341,334)	(680,275)	35,216	103,749
Redemptions (note 3)	(8,007,480)	(5,551,510)	(14,592,300)	(16,389,889)	(1,749,994)	(1,582,132)	(125,397)	(65,716)
Annuity benefits	(4,217)	(591)	(31,173)	(32,381)	-	-	-	-
Contract maintenance charges (note 2)	(8,438)	(8,778)	(55,550)	(63,811)	(982)	(1,065)	(273)	(305)
Contingent deferred sales charges (note 2)	(62,164)	(60,821)	(5,031)	(8,804)	(983)	(12,386)	(166)	(40)
Adjustments to maintain reserves	4,842	249	644	(24,402)	(233)	228	(45)	(61)

Net equity transactions	(3,957,723)	(4,285,738)	(18,250,762)	(20,406,927)	(2,093,482)	(2,274,858)	(53,286)	85,582

Net change in contract owners’ equity	(10,869,014)	4,459,635	(29,112,792)	(3,301,705)	(2,907,293)	(957,351)	(74,811)	174,777
Contract owners’ equity beginning of period	71,541,253	67,081,618	131,498,332	134,800,037	10,268,381	11,225,732	557,028	382,251

Contract owners’ equity end of period	$60,672,239	71,541,253	102,385,540	131,498,332	7,361,088	10,268,381	482,217	557,028

CHANGES IN UNITS:
Beginning units	4,965,773	5,304,073	3,271,262	3,835,051	466,144	584,534	196,791	153,077
Units purchased	880,059	572,329	77	-	45,732	44,325	124,033	367,487
Units redeemed	(1,180,365)	(910,629)	(455,229)	(563,789)	(143,784)	(162,715)	(145,061)	(323,773)

Ending units	4,665,467	4,965,773	2,816,110	3,271,262	368,092	466,144	175,763	196,791

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	OVHI4		OVHI		OVHIS		OVGI
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$586,860	274,978	4,049	2,246	248,271	161,244	(53,651)	(23,433)
Realized gain (loss) on investments	596,792	804,994	(81,366)	(4,627)	(2,885,033)	(2,094,904)	140,383	(87,059)
Change in unrealized gain (loss) on investments	(1,488,525)	(217,501)	77,454	8,272	2,539,282	2,350,135	(263,162)	1,818,433
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(304,873)	862,471	137	5,891	(97,480)	416,475	(176,430)	1,707,941

Equity transactions:
Purchase payments received from contract owners (note 3)	314,199	338,491	-	-	75	3	330,574	428,671
Transfers between funds	863,308	156,026	(514)	(148)	(323,301)	(247,613)	(155,476)	(811,237)
Redemptions (note 3)	(1,269,909)	(888,426)	(25,838)	(705)	(537,967)	(355,029)	(1,710,986)	(2,222,224)
Annuity benefits	-	-	-	-	(132)	(879)	(10,101)	(3,477)
Contract maintenance charges (note 2)	(747)	(724)	(13)	(13)	(513)	(666)	(8,047)	(9,287)
Contingent deferred sales charges (note 2)	(7,676)	(5,910)	(9)	-	(1,211)	(3,592)	(4,289)	(11,082)
Adjustments to maintain reserves	(250)	(275)	(13)	(16)	(298)	(352)	198	(5,509)

Net equity transactions	(101,075)	(400,818)	(26,387)	(882)	(863,347)	(608,128)	(1,558,127)	(2,634,145)

Net change in contract owners’ equity	(405,948)	461,653	(26,250)	5,009	(960,827)	(191,653)	(1,734,557)	(926,204)
Contract owners’ equity beginning of period	7,562,792	7,101,139	49,546	44,537	3,457,324	3,648,977	12,958,985	13,885,189

Contract owners’ equity end of period	$7,156,844	7,562,792	23,296	49,546	2,496,497	3,457,324	11,224,428	12,958,985

CHANGES IN UNITS:
Beginning units	2,685,043	2,841,679	16,199	16,502	856,240	1,019,129	1,392,924	1,710,096
Units purchased	1,826,898	1,605,026	-	-	107,168	44,162	128,555	127,262
Units redeemed	(1,879,310)	(1,761,662)	(8,318)	(303)	(321,174)	(207,051)	(297,877)	(444,434)

Ending units	2,632,631	2,685,043	7,881	16,199	642,234	856,240	1,223,602	1,392,924

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	OVGIS		OVSC		OVSCS		OVAG
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(2,581,367)	(2,439,041)	(30,238)	(24,629)	(551,854)	(449,933)	(148,752)	(110,071)
Realized gain (loss) on investments	(10,516,619)	(42,293,327)	582,351	385,397	2,622,797	1,139,444	(121,631)	(242,080)
Change in unrealized gain (loss) on investments	9,101,558	79,731,748	(782,465)	405,776	(3,413,977)	7,061,131	(102,654)	2,324,724
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(3,996,428)	34,999,380	(230,352)	766,544	(1,343,034)	7,750,642	(373,037)	1,972,573

Equity transactions:
Purchase payments received from contract owners (note 3)	12,706,693	11,091,864	212,703	154,475	8,540,960	5,488,712	346,842	315,046
Transfers between funds	(11,850,584)	(82,185,141)	515,063	(518,076)	940,489	348,812	1,955,345	383,865
Redemptions (note 3)	(28,437,308)	(20,982,246)	(553,693)	(815,706)	(4,122,193)	(3,037,218)	(1,579,753)	(1,279,235)
Annuity benefits	(1,497)	(1,326)	(468)	(418)	(1,649)	(196)	-	-
Contract maintenance charges (note 2)	(785,314)	(1,003,204)	(1,401)	(1,472)	(99,384)	(52,301)	(7,690)	(7,732)
Contingent deferred sales charges (note 2)	(223,529)	(306,102)	(1,503)	(1,135)	(30,136)	(30,891)	(4,498)	(7,480)
Adjustments to maintain reserves	(1,037)	6,301	(106)	(937)	2,128	(1,545)	187	935

Net equity transactions	(28,592,576)	(93,379,854)	170,595	(1,183,269)	5,230,215	2,715,373	710,433	(594,601)

Net change in contract owners’ equity	(32,589,004)	(58,380,474)	(59,757)	(416,725)	3,887,181	10,466,015	337,396	1,377,972
Contract owners’ equity beginning of period	248,931,820	307,312,294	4,067,764	4,484,489	46,158,296	35,692,281	9,846,584	8,468,612

Contract owners’ equity end of period	$216,342,816	248,931,820	4,008,007	4,067,764	50,045,477	46,158,296	10,183,980	9,846,584

CHANGES IN UNITS:
Beginning units	17,274,630	24,250,057	411,283	552,543	2,225,257	2,081,552	1,833,474	1,983,089
Units purchased	2,902,651	3,504,682	259,814	136,432	968,998	634,593	1,209,307	306,299
Units redeemed	(4,889,352)	(10,480,109)	(250,978)	(277,692)	(660,301)	(490,888)	(1,142,164)	(455,914)

Ending units	15,287,929	17,274,630	420,119	411,283	2,533,954	2,225,257	1,900,617	1,833,474

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	PMVFAD		PMVLAD		PMVTRD		PVGIB
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$88,420	(27,682)	(129,068)	(303,815)	245,053	-	(7,543)	267
Realized gain (loss) on investments	610,773	238,768	485,376	638,544	(2,822)	-	(606,386)	(531,838)
Change in unrealized gain (loss) on investments	425,383	939,618	(2,419,505)	5,115,871	(970,242)	-	437,749	925,398
Reinvested capital gains	73,207	141,853	-	660,860	835,917	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	1,197,783	1,292,557	(2,063,197)	6,111,460	107,906	-	(176,180)	393,827

Equity transactions:
Purchase payments received from contract owners (note 3)	4,148,576	5,563,155	71,828,103	50,786,258	43,402,248	-	25,101	70,830
Transfers between funds	2,732,798	4,982,988	14,125,276	8,823,015	22,982,635	-	(84,556)	(158,372)
Redemptions (note 3)	(2,655,456)	(1,324,483)	(26,147,617)	(14,009,708)	(1,119,580)	-	(709,127)	(513,468)
Annuity benefits	-	-	(572)	(543)	-	-	-	-
Contract maintenance charges (note 2)	(1,604)	(1,201)	(913,678)	(591,612)	(27,481)	-	(554)	(617)
Contingent deferred sales charges (note 2)	(7,003)	(8,038)	(199,377)	(187,479)	(8,887)	-	(2,302)	(3,869)
Adjustments to maintain reserves	(1,339)	344	(5,964)	3,267	(9,593)	-	(259)	52

Net equity transactions	4,215,972	9,212,765	58,686,171	44,823,198	65,219,342	-	(771,697)	(605,444)

Net change in contract owners’ equity	5,413,755	10,505,322	56,622,974	50,934,658	65,327,248	-	(947,877)	(211,617)
Contract owners’ equity beginning of period	17,556,731	7,051,409	203,962,596	153,027,938	-	-	3,507,688	3,719,305

Contract owners’ equity end of period	$22,970,486	17,556,731	260,585,570	203,962,596	65,327,248	-	2,559,811	3,507,688

CHANGES IN UNITS:
Beginning units	1,500,572	649,344	18,042,359	14,013,653	-	-	275,411	329,454
Units purchased	1,265,349	1,621,274	13,186,257	11,267,961	7,565,330	-	52,419	34,597
Units redeemed	(928,168)	(770,046)	(8,056,947)	(7,239,255)	(1,025,009)	-	(114,832)	(88,640)

Ending units	1,837,753	1,500,572	23,171,669	18,042,359	6,540,321	-	212,998	275,411

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	PVTIGB		PVTVB		AVBV2		AVCA2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$10,953	13,592	(59,022)	(11,210)	(63)	(122)	(112,786)	(83,421)
Realized gain (loss) on investments	(32,882)	(25,323)	379,283	175,040	672	717	(114,742)	(440,367)
Change in unrealized gain (loss) on investments	(67,628)	58,937	(1,159,581)	433,795	(531)	(175)	(401,054)	1,408,817
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(89,557)	47,206	(839,320)	597,625	78	420	(628,582)	885,029

Equity transactions:
Purchase payments received from contract owners (note 3)	-	-	1,816	133,759	39	(168)	81,949	98,420
Transfers between funds	(31,881)	(23,220)	277,956	825,860	(39)	(4,729)	(106,757)	(467,154)
Redemptions (note 3)	(137,736)	(78,144)	(521,357)	(429,996)	-	5,141	(1,058,709)	(826,371)
Annuity benefits	-	-	-	-	(4,779)	(4,784)	(1,230)	(1,179)
Contract maintenance charges (note 2)	(82)	(89)	(470)	(458)	-	(1)	(2,531)	(2,656)
Contingent deferred sales charges (note 2)	(16)	(938)	(1,159)	(4,323)	-	-	(5,308)	(8,629)
Adjustments to maintain reserves	(67)	(55)	(110)	(998)	15	164	(384)	(463)

Net equity transactions	(169,782)	(102,446)	(243,324)	523,844	(4,764)	(4,377)	(1,092,970)	(1,208,032)

Net change in contract owners’ equity	(259,339)	(55,240)	(1,082,644)	1,121,469	(4,686)	(3,957)	(1,721,552)	(323,003)
Contract owners’ equity beginning of period	626,033	681,273	3,997,037	2,875,568	8,794	12,751	7,431,040	7,754,043

Contract owners’ equity end of period	$366,694	626,033	2,914,393	3,997,037	4,108	8,794	5,709,488	7,431,040

CHANGES IN UNITS:
Beginning units	39,549	46,786	248,463	213,154	-	-	579,187	687,506
Units purchased	1,067	3,711	137,865	143,627	(159)	6	92,123	99,289
Units redeemed	(12,279)	(10,948)	(164,600)	(108,318)	159	(6)	(180,480)	(207,608)

Ending units	28,337	39,549	221,728	248,463	-	-	490,830	579,187

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	AVCD2		VYDS		TRBCG2		TREI2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(425,704)	(332,638)	(3,072)	(3,309)	-	(570,283)	-	(203,552)
Realized gain (loss) on investments	(4,005,304)	(2,174,243)	(57,508)	(25,447)	-	6,828,427	-	(6,757,262)
Change in unrealized gain (loss) on investments	2,139,793	5,734,180	16,550	77,984	-	(1,858,084)	-	14,634,695
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(2,291,215)	3,227,299	(44,030)	49,228	-	4,400,060	-	7,673,881

Equity transactions:
Purchase payments received from contract owners (note 3)	4,465,249	3,153,675	26,609	9,407	-	649,103	-	1,181,314
Transfers between funds	220,884	(730,703)	(102,794)	(6,307)	-	(38,344,020)	-	(78,102,692)
Redemptions (note 3)	(2,512,531)	(2,013,879)	(58,353)	(57,213)	-	(4,256,971)	-	(5,352,320)
Annuity benefits	-	-	-	-	-	(2,839)	-	(2,957)
Contract maintenance charges (note 2)	(73,499)	(40,587)	(135)	(143)	-	(33,065)	-	(118,410)
Contingent deferred sales charges (note 2)	(28,125)	(23,657)	(27)	(34)	-	(60,378)	-	(63,531)
Adjustments to maintain reserves	(734)	(1,336)	(7)	(14)	-	10,273	-	(1,513)

Net equity transactions	2,071,244	343,513	(134,707)	(54,304)	-	(42,037,897)	-	(82,460,109)

Net change in contract owners’ equity	(219,971)	3,570,812	(178,737)	(5,076)	-	(37,637,837)	-	(74,786,228)
Contract owners’ equity beginning of period	23,011,080	19,440,268	526,739	531,815	-	37,637,837	-	74,786,228

Contract owners’ equity end of period	$22,791,109	23,011,080	348,002	526,739	-	-	-	-

CHANGES IN UNITS:
Beginning units	1,298,000	1,278,768	38,329	43,065	-	3,605,643	-	7,776,288
Units purchased	846,862	383,994	2,805	1,032	-	1,421,865	-	869,112
Units redeemed	(730,334)	(364,762)	(13,692)	(5,768)	-	(5,027,508)	-	(8,645,400)

Ending units	1,414,528	1,298,000	27,442	38,329	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	TRHS2		TRLT2		VWBFR		VWBF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(205,865)	(14,972)	-	2	398,577	148,817	799,031	299,117
Realized gain (loss) on investments	191,366	(4,892)	-	-	(16,148)	(33,954)	(112,445)	(119,580)
Change in unrealized gain (loss) on investments	(811,736)	306,444	-	-	(133,246)	190,809	(151,075)	428,734
Reinvested capital gains	-	-	-	-	121,547	-	243,995	-

Net increase (decrease) in contract owners’ equity resulting from operations	(826,235)	286,580	-	2	370,730	305,672	779,506	608,271

Equity transactions:
Purchase payments received from contract owners (note 3)	3,367,389	690,956	-	(365)	167,392	112,215	13,537	(68)
Transfers between funds	22,636,118	2,298,567	-	893	344,874	(329,249)	(302,294)	(198,382)
Redemptions (note 3)	(1,226,618)	(97,000)	-	(548)	(1,032,678)	(752,131)	(1,346,118)	(1,465,294)
Annuity benefits	-	-	-	-	-	-	(3,534)	(2,395)
Contract maintenance charges (note 2)	(1,538)	(100)	-	6	(1,582)	(1,852)	(6,255)	(7,162)
Contingent deferred sales charges (note 2)	(8,818)	(2,377)	-	-	(547)	(1,736)	(215)	(315)
Adjustments to maintain reserves	(752)	(119)	-	1	(1,034)	(9,094)	934	969

Net equity transactions	24,765,781	2,889,927	-	(13)	(523,575)	(981,847)	(1,643,945)	(1,672,647)

Net change in contract owners’ equity	23,939,546	3,176,507	-	(11)	(152,845)	(676,175)	(864,439)	(1,064,376)
Contract owners’ equity beginning of period	3,176,507	-	-	11	5,983,174	6,659,349	12,284,956	13,349,332

Contract owners’ equity end of period	$27,116,053	3,176,507	-	-	5,830,329	5,983,174	11,420,517	12,284,956

CHANGES IN UNITS:
Beginning units	301,680	-	-	1	437,415	509,578	511,066	581,103
Units purchased	3,364,199	389,912	-	276	89,462	53,436	-	-
Units redeemed	(1,296,951)	(88,232)	-	(277)	(127,502)	(125,599)	(65,143)	(70,037)

Ending units	2,368,928	301,680	-	-	399,375	437,415	445,923	511,066

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	VWEMR		VWEM		VWHAR		VWHA
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(11,913)	(138,158)	(45,550)	(159,116)	(242,307)	(360,401)	(32,427)	(286,967)
Realized gain (loss) on investments	1,458,164	(1,653,517)	(2,137,349)	(1,847,822)	(358,911)	(481,359)	2,234,334	3,549,813
Change in unrealized gain (loss) on investments	(6,253,902)	6,149,883	(3,557,569)	7,028,655	(12,271,602)	11,218,034	(8,124,985)	4,258,555
Reinvested capital gains	-	-	-	-	674,581	-	407,783	-

Net increase (decrease) in contract owners’ equity resulting from operations	(4,807,651)	4,358,208	(5,740,468)	5,021,717	(12,198,239)	10,376,274	(5,515,295)	7,521,401

Equity transactions:
Purchase payments received from contract owners (note 3)	617,855	644,719	-	(15)	11,142,816	5,012,352	1,406	22
Transfers between funds	(5,284,411)	918,872	(1,046,520)	(598,977)	8,050,481	11,771,600	(819,801)	(1,128,234)
Redemptions (note 3)	(2,461,309)	(2,523,622)	(2,366,960)	(2,332,627)	(6,217,849)	(4,569,271)	(2,636,150)	(5,195,002)
Annuity benefits	(4,040)	(3,995)	(6,448)	(7,890)	(6,032)	(5,213)	(3,053)	(3,352)
Contract maintenance charges (note 2)	(5,154)	(6,087)	(10,017)	(11,632)	(13,198)	(11,112)	(13,419)	(14,259)
Contingent deferred sales charges (note 2)	(1,943)	(3,010)	(1,176)	(2,434)	(20,399)	(13,710)	(422)	(1,680)
Adjustments to maintain reserves	146	(222)	1,004	(198)	(6,975)	81,390	427	1,170

Net equity transactions	(7,138,856)	(973,345)	(3,430,117)	(2,953,773)	12,928,844	12,266,036	(3,471,012)	(6,341,335)

Net change in contract owners’ equity	(11,946,507)	3,384,863	(9,170,585)	2,067,944	730,605	22,642,310	(8,986,307)	1,180,066
Contract owners’ equity beginning of period	23,339,765	19,954,902	23,980,267	21,912,323	53,770,682	31,128,372	34,084,152	32,904,086

Contract owners’ equity end of period	$11,393,258	23,339,765	14,809,682	23,980,267	54,501,287	53,770,682	25,097,845	34,084,152

CHANGES IN UNITS:
Beginning units	827,950	886,135	946,130	1,081,816	2,350,975	1,143,054	619,064	761,288
Units purchased	119,749	307,759	-	-	2,531,203	1,712,246	1	-
Units redeemed	(396,443)	(365,944)	(148,685)	(135,686)	(1,412,507)	(504,325)	(66,761)	(142,224)

Ending units	551,256	827,950	797,445	946,130	3,469,671	2,350,975	552,304	619,064

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRASP		WRPCP		WRPMP		WRPMAP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(500,298)	(297,396)	(1,047)	-	4,002	(37)	29,602	-
Realized gain (loss) on investments	1,577,566	1,312,225	(10,031)	-	(2,911)	2	(26,852)	-
Change in unrealized gain (loss) on investments	(10,208,797)	4,373,525	(3,265)	-	(63,776)	3,014	(755,920)	-
Reinvested capital gains	-	-	652	-	15,295	-	107,545	-

Net increase (decrease) in contract owners’ equity resulting from operations	(9,131,529)	5,388,354	(13,691)	-	(47,390)	2,979	(645,625)	-

Equity transactions:
Purchase payments received from contract owners (note 3)	27,069,234	19,931,616	933,390	-	4,782,149	25,000	14,337,201	-
Transfers between funds	8,920,842	22,206,330	87,869	-	(24,265)	-	(16,720)	-
Redemptions (note 3)	(10,852,045)	(4,950,301)	(877)	-	(61,827)	-	(68,113)	-
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	(8,908)	(6,238)	-	-	(255)	-	(123)	-
Contingent deferred sales charges (note 2)	(66,987)	(35,512)	-	-	-	-	-	-
Adjustments to maintain reserves	606	7,115	1	-	1	3	(5)	-

Net equity transactions	25,062,742	37,153,010	1,020,383	-	4,695,803	25,003	14,252,240	-

Net change in contract owners’ equity	15,931,213	42,541,364	1,006,692	-	4,648,413	27,982	13,606,615	-
Contract owners’ equity beginning of period	77,797,454	35,256,090	-	-	27,982	-	-	-

Contract owners’ equity end of period	$93,728,667	77,797,454	1,006,692	-	4,676,395	27,982	13,606,615	-

CHANGES IN UNITS:
Beginning units	6,143,715	2,978,019	-	-	2,491	-	-	-
Units purchased	4,827,421	5,430,985	103,588	-	428,766	2,491	1,255,458	-
Units redeemed	(2,869,668)	(2,265,289)	(11,255)	-	(7,100)	-	(24,900)	-

Ending units	8,101,468	6,143,715	92,333	-	424,157	2,491	1,230,558	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WRPMCP		SVDF		SVOF		WFVSCG
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(202)	-	(468)	(465)	(3,414)	(1,859)	(423,134)	(341,943)
Realized gain (loss) on investments	(9,500)	-	2,076	9,707	26,894	15,502	1,060,262	1,582,023
Change in unrealized gain (loss) on investments	(12,010)	-	(1,575)	1,944	(42,438)	51,989	(2,072,670)	2,464,303
Reinvested capital gains	3,950	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(17,762)	-	33	11,186	(18,958)	65,632	(1,435,542)	3,704,383

Equity transactions:
Purchase payments received from contract owners (note 3)	1,661,641	-	2,363	71	(14,154)	(56,021)	8,919,613	7,483,170
Transfers between funds	15,628	-	1,016	25	(35,273)	36,968	(1,588,741)	8,028,271
Redemptions (note 3)	(28,126)	-	-	(3)	-	41,905	(1,984,912)	(2,201,487)
Annuity benefits	-	-	(7,427)	(10,238)	(32,222)	(33,045)	-	-
Contract maintenance charges (note 2)	(93)	-	(279)	-	(44)	(58)	(72,105)	(22,263)
Contingent deferred sales charges (note 2)	-	-	-	-	-	1,270	(9,935)	(17,634)
Adjustments to maintain reserves	(2)	-	3	(424)	(3,052)	12,723	(792)	(17,148)

Net equity transactions	1,649,048	-	(4,324)	(10,569)	(84,745)	3,742	5,263,128	13,252,909

Net change in contract owners’ equity	1,631,286	-	(4,291)	617	(103,703)	69,374	3,827,586	16,957,292
Contract owners’ equity beginning of period	-	-	39,881	39,264	350,327	280,953	27,016,561	10,059,269

Contract owners’ equity end of period	$1,631,286	-	35,590	39,881	246,624	350,327	30,844,147	27,016,561

CHANGES IN UNITS:
Beginning units	-	-	-	-	836	-	1,674,122	775,011
Units purchased	150,962	-	15	-	-	2,092	1,334,492	2,259,443
Units redeemed	(2,602)	-	59	-	(836)	(1,256)	(978,764)	(1,360,332)

Ending units	148,360	-	74	-	-	836	2,029,850	1,674,122

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WFVSMV		WFVTRB		WFVOG2		NVAGF3
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$(38)	37	4,038	5,773	(966)	(576)	112,024	149,443
Realized gain (loss) on investments	(493)	(317)	224	235	1,091	2,697	(313,065)	51,578
Change in unrealized gain (loss) on investments	(273)	1,821	3,548	1,419	(5,183)	13,139	100,870	(66,561)
Reinvested capital gains	-	-	11,330	7,389	541	-	173,773	80,474

Net increase (decrease) in contract owners’ equity resulting from operations	(804)	1,541	19,140	14,816	(4,517)	15,260	73,602	214,934

Equity transactions:
Purchase payments received from contract owners (note 3)	-	-	-	-	-	(1)	24,573	819,543
Transfers between funds	521	(248)	-	-	(5,242)	83,127	(3,469,556)	921,343
Redemptions (note 3)	(1,178)	(1,169)	-	-	(1,225)	(36,351)	(109,678)	(233,252)
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	-	-	-	-	(18)	(10)	(91)	(245)
Contingent deferred sales charges (note 2)	-	-	-	-	-	-	(108)	(1,228)
Adjustments to maintain reserves	(2)	(3)	(3)	13	10	5	(73)	42

Net equity transactions	(659)	(1,420)	(3)	13	(6,475)	46,770	(3,554,933)	1,506,203

Net change in contract owners’ equity	(1,463)	121	19,137	14,829	(10,992)	62,030	(3,481,331)	1,721,137
Contract owners’ equity beginning of period	9,762	9,641	274,433	259,604	62,030	-	3,481,331	1,760,194

Contract owners’ equity end of period	$8,299	9,762	293,570	274,433	51,038	62,030	-	3,481,331

CHANGES IN UNITS:
Beginning units	1,026	1,175	21,348	21,348	4,925	-	288,563	155,699
Units purchased	106	41	-	-	-	11,151	27,666	240,763
Units redeemed	(181)	(190)	-	-	(564)	(6,226)	(316,229)	(107,899)

Ending units	951	1,026	21,348	21,348	4,361	4,925	-	288,563

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	CSIEF3		GEF3		NVGWL6		WIEP
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$28,624	(19,087)	(1,059)	(7,716)	(2,662)	(4,720)	-	-
Realized gain (loss) on investments	(41,389)	(2,233)	(425,178)	(508,522)	154,220	20,289	-	-
Change in unrealized gain (loss) on investments	(210,286)	191,961	385,062	697,776	(229,888)	195,256	-	-
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	(223,051)	170,641	(41,175)	181,538	(78,330)	210,825	-	-

Equity transactions:
Purchase payments received from contract owners (note 3)	20,341	11,823	92,036	114,365	394,116	1,281,617	-	(2)
Transfers between funds	(1,882,814)	671,944	(1,883,961)	(340,451)	(2,511,022)	208,335	-	12
Redemptions (note 3)	(115,708)	(285,984)	(360,558)	(293,048)	(17,563)	(26,982)	-	4
Annuity benefits	(3,110)	(3,139)	-	-	-	-	-	-
Contract maintenance charges (note 2)	(973)	(1,386)	(418)	(1,094)	(4,380)	(2,999)	-	-
Contingent deferred sales charges (note 2)	(8)	(63)	(335)	(1,754)	(177)	(155)	-	(14)
Adjustments to maintain reserves	(33,705)	30,749	(23)	(67)	(182)	(87)	-	-

Net equity transactions	(2,015,977)	423,944	(2,153,259)	(522,049)	(2,139,208)	1,459,729	-	-

Net change in contract owners’ equity	(2,239,028)	594,585	(2,194,434)	(340,511)	(2,217,538)	1,670,554	-	-
Contract owners’ equity beginning of period	2,239,028	1,644,443	2,194,434	2,534,945	2,217,538	546,984	-	-

Contract owners’ equity end of period	$-	2,239,028	-	2,194,434	-	2,217,538	-	-

CHANGES IN UNITS:
Beginning units	196,205	161,230	147,046	186,700	152,509	41,212	-	-
Units purchased	31,812	88,599	42,559	15,764	41,976	132,855	-	-
Units redeemed	(228,017)	(53,624)	(189,605)	(55,418)	(194,485)	(21,558)	-	-

Ending units	-	196,205	-	147,046	-	152,509	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	WVCP		JARLCS		GVGHS		GVGH6
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	-	-	-	(5,134)	-	(42,402)
Realized gain (loss) on investments	-	-	-	-	-	(30,704)	-	(19,712)
Change in unrealized gain (loss) on investments	-	-	-	-	-	98,729	-	235,901
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	-	-	-	-	62,891	-	173,787

Equity transactions:
Purchase payments received from contract owners (note 3)	-	-	-	(116)	-	41,097	-	517,233
Transfers between funds	-	-	-	110	-	(4,129,343)	-	(14,472,834)
Redemptions (note 3)	-	4	-	6	-	(254,115)	-	(334,453)
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	-	-	-	-	-	(698)	-	(335)
Contingent deferred sales charges (note 2)	-	(3)	-	-	-	(578)	-	(5,194)
Adjustments to maintain reserves	-	(1)	-	-	-	(34)	-	(170)

Net equity transactions	-	-	-	-	-	(4,343,671)	-	(14,295,753)

Net change in contract owners’ equity	-	-	-	-	-	(4,280,780)	-	(14,121,966)
Contract owners’ equity beginning of period	-	-	-	-	-	4,280,780	-	14,121,966

Contract owners’ equity end of period	$-	-	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	-	-	-	-	342,864	-	1,400,047
Units purchased	-	-	-	-	-	39,645	-	240,262
Units redeemed	-	-	-	-	-	(382,509)	-	(1,640,309)

Ending units	-	-	-	-	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVUSL		SGRF		SGRF2		GGTC2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	(8,326)	-	-	-	-	-	(3,519)
Realized gain (loss) on investments	-	(1,063,613)	-	-	-	-	-	(60,911)
Change in unrealized gain (loss) on investments	-	1,188,044	-	-	-	-	-	80,698
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	116,105	-	-	-	-	-	16,268

Equity transactions:
Purchase payments received from contract owners (note 3)	-	72,584	-	(2)	-	40,688	-	-
Transfers between funds	-	(2,841,465)	-	2	-	(34,381)	-	(749,470)
Redemptions (note 3)	-	(187,997)	-	-	-	(5,862)	-	(9,483)
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	-	(429)	-	-	-	(445)	-	(79)
Contingent deferred sales charges (note 2)	-	(651)	-	-	-	-	-	(196)
Adjustments to maintain reserves	-	25,455	-	-	-	-	-	(30)

Net equity transactions	-	(2,932,503)	-	-	-	-	-	(759,258)

Net change in contract owners’ equity	-	(2,816,398)	-	-	-	-	-	(742,990)
Contract owners’ equity beginning of period	-	2,816,398	-	-	-	-	-	742,990

Contract owners’ equity end of period	$-	-	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	257,511	-	-	-	-	-	49,650
Units purchased	-	14,748	-	13	-	5,899	-	205
Units redeemed	-	(272,259)	-	(13)	-	(5,899)	-	(49,855)

Ending units	-	-	-	-	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GGTC3		GGTC6		GVUG2		GVUGL
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	(21,276)	-	(75,337)	-	(77,131)	-	(10,085)
Realized gain (loss) on investments	-	1,214,804	-	2,044,593	-	(2,328,913)	-	(555,337)
Change in unrealized gain (loss) on investments	-	(1,134,325)	-	(1,591,794)	-	3,037,621	-	670,829
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	59,203	-	377,462	-	631,577	-	105,407

Equity transactions:
Purchase payments received from contract owners (note 3)	-	76,162	-	848,953	-	385,719	-	47,141
Transfers between funds	-	(5,205,603)	-	(15,591,624)	-	(15,146,786)	-	(2,406,440)
Redemptions (note 3)	-	(451,264)	-	(506,101)	-	(456,967)	-	(186,641)
Annuity benefits	-	(283)	-	-	-	-	-	(141)
Contract maintenance charges (note 2)	-	(743)	-	(547)	-	(6,134)	-	(527)
Contingent deferred sales charges (note 2)	-	(852)	-	(5,530)	-	(3,927)	-	(135)
Adjustments to maintain reserves	-	(4,950)	-	(79)	-	(150)	-	(1,406)

Net equity transactions	-	(5,587,533)	-	(15,254,928)	-	(15,228,245)	-	(2,548,149)

Net change in contract owners’ equity	-	(5,528,330)	-	(14,877,466)	-	(14,596,668)	-	(2,442,742)
Contract owners’ equity beginning of period	-	5,528,330	-	14,877,466	-	14,596,668	-	2,442,742

Contract owners’ equity end of period	$-	-	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	503,843	-	1,441,431	-	964,339	-	188,997
Units purchased	-	68,228	-	211,583	-	57,652	-	6,775
Units redeemed	-	(572,071)	-	(1,653,014)	-	(1,021,991)	-	(195,772)

Ending units	-	-	-	-	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	JPMCVP		WSCP		ALBS		GVGU2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	(180,035)	(391,423)	-	2,422	-	657
Realized gain (loss) on investments	-	-	2,404,597	1,626,667	-	(37,818)	-	(153,050)
Change in unrealized gain (loss) on investments	-	-	(4,313,690)	2,749,412	-	37,177	-	139,351
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	-	(2,089,128)	3,984,656	-	1,781	-	(13,042)

Equity transactions:
Purchase payments received from contract owners (note 3)	-	(10)	321,366	680,575	-	-	-	-
Transfers between funds	-	10	(28,116,105)	(973,119)	-	(221,780)	-	(315,100)
Redemptions (note 3)	-	-	(3,691,090)	(5,014,258)	-	(301)	-	(22,468)
Annuity benefits	-	-	(2,221)	(2,866)	-	-	-	-
Contract maintenance charges (note 2)	-	-	(16,307)	(22,508)	-	(5)	-	(17)
Contingent deferred sales charges (note 2)	-	-	(6,145)	(7,382)	-	-	-	-
Adjustments to maintain reserves	-	-	(10,000)	(812)	-	(1)	-	24

Net equity transactions	-	-	(31,520,502)	(5,340,370)	-	(222,087)	-	(337,561)

Net change in contract owners’ equity	-	-	(33,609,630)	(1,355,714)	-	(220,306)	-	(350,603)
Contract owners’ equity beginning of period	-	-	33,609,630	34,965,344	-	220,306	-	350,603

Contract owners’ equity end of period	$-	-	-	33,609,630	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	-	2,155,736	2,532,513	-	18,711	-	18,909
Units purchased	-	7	33,589	55,803	-	57	-	-
Units redeemed	-	(7)	(2,189,325)	(432,580)	-	(18,768)	-	(18,909)

Ending units	-	-	-	2,155,736	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GVGU		GVGF2		GVGFS		GVGH2
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	10,341	-	(996)	-	(1,527)	-	(3,132)
Realized gain (loss) on investments	-	(1,089,826)	-	(417,402)	-	208,774	-	(107,257)
Change in unrealized gain (loss) on investments	-	953,426	-	427,835	-	(174,814)	-	126,131
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	(126,059)	-	9,437	-	32,433	-	15,742

Equity transactions:
Purchase payments received from contract owners (note 3)	-	8,575	-	93	-	7,270	-	-
Transfers between funds	-	(3,157,494)	-	(685,151)	-	(2,136,062)	-	(1,265,174)
Redemptions (note 3)	-	(241,472)	-	(17,917)	-	(130,484)	-	(15,278)
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	-	(604)	-	(49)	-	(247)	-	(79)
Contingent deferred sales charges (note 2)	-	(544)	-	(414)	-	(420)	-	(350)
Adjustments to maintain reserves	-	(27)	-	(37)	-	(24)	-	(62)

Net equity transactions	-	(3,391,566)	-	(703,475)	-	(2,259,967)	-	(1,280,943)

Net change in contract owners’ equity	-	(3,517,625)	-	(694,038)	-	(2,227,534)	-	(1,265,201)
Contract owners’ equity beginning of period	-	3,517,625	-	694,038	-	2,227,534	-	1,265,201

Contract owners’ equity end of period	$-	-	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	217,412	-	47,904	-	176,927	-	84,308
Units purchased	-	5,298	-	516	-	11,849	-	195
Units redeemed	-	(222,710)	-	(48,420)	-	(188,776)	-	(84,503)

Ending units	-	-	-	-	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	GGTC		ACVI2		FALFS		FVMOS
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	(689)	-	-	-	12,998	-	176,562
Realized gain (loss) on investments	-	9,952	-	-	-	(376,860)	-	(378,818)
Change in unrealized gain (loss) on investments	-	(6,131)	-	-	-	395,018	-	259,775
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	3,132	-	-	-	31,156	-	57,519

Equity transactions:
Purchase payments received from contract owners (note 3)	-	-	-	-	-	18,910	-	33,933
Transfers between funds	-	(153,525)	-	-	-	(947,870)	-	(7,011,235)
Redemptions (note 3)	-	(23,150)	-	8	-	(26,296)	-	(329,878)
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	-	(195)	-	(8)	-	(47)	-	(207)
Contingent deferred sales charges (note 2)	-	-	-	-	-	(185)	-	(555)
Adjustments to maintain reserves	-	(16)	-	-	-	1	-	(14)

Net equity transactions	-	(176,886)	-	-	-	(955,487)	-	(7,307,956)

Net change in contract owners’ equity	-	(173,754)	-	-	-	(924,331)	-	(7,250,437)
Contract owners’ equity beginning of period	-	173,754	-	-	-	924,331	-	7,250,437

Contract owners’ equity end of period	$-	-	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	59,032	-	-	-	86,156	-	746,449
Units purchased	-	-	-	-	-	1,741	-	60,523
Units redeemed	-	(59,032)	-	-	-	(87,897)	-	(806,972)

Ending units	-	-	-	-	-	-	-	-

								(Continued)

86

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

	AMMCGS		WFVLCG		WFVMM		BF
	2011	2010	2011	2010	2011	2010	2011	2010
Investment activity:
Net investment income (loss)	$-	-	-	(307)	-	(1,346)	-	-
Realized gain (loss) on investments	-	-	-	(7,407)	-	-	-	-
Change in unrealized gain (loss) on investments	-	-	-	(2,793)	-	-	-	-
Reinvested capital gains	-	-	-	-	-	-	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	-	-	(10,507)	-	(1,346)	-	-

Equity transactions:
Purchase payments received from contract owners (note 3)	-	62	-	(27)	-	599,270	-	213
Transfers between funds	-	(62)	-	(89,455)	-	(705,524)	-	(213)
Redemptions (note 3)	-	-	-	(3,823)	-	(48,644)	-	-
Annuity benefits	-	-	-	-	-	-	-	-
Contract maintenance charges (note 2)	-	-	-	(13)	-	(15)	-	-
Contingent deferred sales charges (note 2)	-	-	-	-	-	(525)	-	-
Adjustments to maintain reserves	-	-	-	90	-	1	-	-

Net equity transactions	-	-	-	(93,228)	-	(155,437)	-	-

Net change in contract owners’ equity	-	-	-	(103,735)	-	(156,783)	-	-
Contract owners’ equity beginning of period	-	-	-	103,735	-	156,783	-	-

Contract owners’ equity end of period	$-	-	-	-	-	-	-	-

CHANGES IN UNITS:
Beginning units	-	-	-	11,201	-	14,747	-	-
Units purchased	-	1	-	4,250	-	118,545	-	24
Units redeemed	-	(1)	-	(15,451)	-	(133,292)	-	(24)

Ending units	-	-	-	-	-	-	-	-

								(Continued)

NATIONWIDE VARIABLE ACCOUNT-II
STATEMENTS OF CHANGES IN CONTRACT OWNERS’ EQUITY
Years Ended December 31, 2011 and 2010

VFLG2
	2011	2010
Investment activity:
Net investment income (loss)	$-	-
Realized gain (loss) on investments	-	-
Change in unrealized gain (loss) on investments	-	-
Reinvested capital gains	-	-

Net increase (decrease) in contract owners’ equity resulting from operations	-	-

Equity transactions:
Purchase payments received from contract owners (note 3)	-	1,135
Transfers between funds	-	-
Redemptions (note 3)	-	(1,135)
Annuity benefits	-	-
Contract maintenance charges (note 2)	-	-
Contingent deferred sales charges (note 2)	-	-
Adjustments to maintain reserves	-	-

Net equity transactions	-	-

Net change in contract owners’ equity	-	-
Contract owners’ equity beginning of period	-	-

Contract owners’ equity end of period	$-	-

CHANGES IN UNITS:
Beginning units	-	-
Units purchased	-	230
Units redeemed	-	(230)

Ending units	-	-

See accompanying notes to financial statements.

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

(1) Background and Summary of Significant Accounting Policies
(a) Organization and Nature of Operations
The Nationwide Variable Account-II (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life Insurance Company (the Company) on October 7, 1981. The Account is registered as a unit investment trust under the Investment Company Act of 1940.
The Company offers tax qualified and non-tax qualified Individual Deferred Variable Annuity Contracts, and Individual Modified Single Premium Deferred Variable Annuity Contracts through the Account. The primary distribution for the contracts is through the brokerage community; however, other distributors are utilized.
(b) The Contracts
Only contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees are offered for purchase. See note 2 for a discussion of contract expenses.
With certain exceptions, contract owners in either the accumulation or the payout phase may invest in the following:
ALGER AMERICAN FUNDS
MidCap Growth Portfolio - Class S Shares (ALMCS)
AMERICAN FUNDS GROUP (THE)
Growth Fund - Class 1 (AFGF)
High-Income Bond Fund - Class 1 (AFHY)
U.S. Government/AAA-Rated Securities Fund - Class 1 (AFGC)
BB&T FUNDS
Sterling Capital Strategic Allocation Equity VIF (BBCMAG)*
Sterling Capital Select Equity VIF (BBGI)*
BLACKROCK FUNDS
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class III (MLVGA3)
CHARLES SCHWAB FUNDS
Money Market Portfolio(TM) (CHSMM)
DREYFUS CORPORATION FUNDS
Stock Index Fund, Inc. - Initial Shares (DSIF)
Stock Index Fund, Inc. - Service Shares (DSIFS)
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares (DSRG)
HUNTINGTON TRUST COMPANY
VA International Equity Fund (HVIE)
VA Situs Fund (HVSIT)
J.P. MORGAN INVESTMENT MANAGEMENT INC.
Insurance Trust - Insurance Trust Diversified Mid Cap Growth Portfolio 1 (OGGO)*
Insurance Trust - Insurance Trust Mid Cap Value Portfolio 1 (JPMMV1)
JPMorgan Insurance Trust Core Bond Portfolio 1 (OGBDP)*
JPMorgan Insurance Trust Equity Index Portfolio 1 (OGEI)*
JPMorgan Insurance Trust Intrepid Growth Portfolio - Class 1 (OGLG)*
JPMorgan Insurance Trust Intrepid Mid Cap Portfolio 1 (OGDMP)*
JPMorgan Insurance Trust U.S. Equity Portfolio 1 (OGDEP)*
JANUS FUNDS
Janus Aspen Series - Balanced Portfolio - Service Shares (JABS)
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
Janus Aspen Series - Global Technology Portfolio - Service Shares (JAGTS)
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
Janus Aspen Series - Overseas Portfolio - Service Shares (JAIGS)
MASSACHUSETTS FINANCIAL SERVICES CO.
Investors Growth Stock Series - Service Class (MIGSC)
Value Series - Service Class (MVFSC)
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
MORGAN STANLEY
Core Plus Fixed Income Portfolio - Class I (MSVFI)
Core Plus Fixed Income Portfolio - Class II (MSVF2)
Emerging Markets Debt Portfolio - Class I (MSEM)
Emerging Markets Debt Portfolio - Class II (MSEMB)
Global Real Estate Portfolio - Class II (VKVGR2)*
U.S. Real Estate Portfolio - Class I (MSVRE)*
U.S. Real Estate Portfolio - Class II (MSVREB)
MTB GROUP OF FUNDS
Managed Allocation Fund - Moderate Growth II (VFMG2)
NATIONWIDE FUNDS GROUP
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
American Century NVIT Multi Cap Value Fund - Class II (NVAMV2)
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
American Funds NVIT Bond Fund - Class II (GVABD2)
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
American Funds NVIT Growth Fund - Class II (GVAGR2)
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
Federated NVIT High Income Bond Fund - Class I (HIBF)
Federated NVIT High Income Bond Fund - Class III (HIBF3)
NVIT Emerging Markets Fund - Class I (GEM)
NVIT Emerging Markets Fund - Class II (GEM2)
NVIT Emerging Markets Fund - Class III (GEM3)
NVIT Emerging Markets Fund - Class VI (GEM6)
NVIT International Equity Fund - Class I (GIG)
NVIT International Equity Fund - Class III (GIG3)
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class II (NVNMO2)
Neuberger Berman NVIT Socially Responsible Fund - Class I (NVNSR1)
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
NVIT Cardinal Aggressive Fund - Class II (NVCRA2)
NVIT Cardinal Balanced Fund - Class II (NVCRB2)
NVIT Cardinal Capital Appreciation Fund - Class II (NVCCA2)
NVIT Cardinal Conservative Fund - Class II (NVCCN2)
NVIT Cardinal Moderate Fund - Class II (NVCMD2)
NVIT Cardinal Moderately Aggressive Fund - Class II (NVCMA2)
NVIT Cardinal Moderately Conservative Fund - Class II (NVCMC2)
NVIT Core Bond Fund - Class I (NVCBD1)
NVIT Core Bond Fund - Class II (NVCBD2)
NVIT Core Plus Bond Fund - Class II (NVLCP2)
NVIT Fund - Class I (TRF)
NVIT Fund - Class II (TRF2)
NVIT Government Bond Fund - Class I (GBF)
American Century NVIT Growth Fund - Class I (CAF)
American Century NVIT Growth Fund -Class II (CAF2)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

NVIT International Index Fund - Class VIII (GVIX8)
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
NVIT Mid Cap Index Fund - Class I (MCIF)
NVIT Money Market Fund - Class I (SAM)
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
NVIT Multi-Manager International Growth Fund - Class VI (NVMIG6)
NVIT Multi-Manager International Value Fund - Class II (GVDIV2)
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
NVIT Multi-Manager International Value Fund - Class VI (GVDIV6)
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
NVIT Multi-Manager Large Cap Growth Fund - Class II (NVMLG2)
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
NVIT Multi-Manager Large Cap Value Fund - Class II (NVMLV2)
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
NVIT Multi-Manager Mid Cap Growth Fund - Class II (NVMMG2)
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
NVIT Multi-Manager Small Cap Growth Fund - Class II (SCGF2)
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
NVIT Multi-Manager Small Cap Value Fund - Class II (SCVF2)
NVIT Multi-Manager Small Company Fund - Class I (SCF)
NVIT Multi-Manager Small Company Fund - Class II (SCF2)
NVIT Multi-Sector Bond Fund - Class I (MSBF)
NVIT Short Term Bond Fund - Class II (NVSTB2)
NVIT Large Cap Growth Fund - Class I (NVOLG1)
NVIT Large Cap Growth Fund - Class II (NVOLG2)
Templeton NVIT International Value Fund - Class III (NVTIV3)
Van Kampen NVIT Comstock Value Fund - Class II (EIF2)
NVIT Real Estate Fund - Class I (NVRE1)
NVIT Real Estate Fund - Class II (NVRE2)
PORTFOLIOS OF THE ALLIANCEBERNSTEIN VARIABLE PRODUCTS SERIES FUND, INC.
VPS Balanced Wealth Strategy Portfolio - Class B (ALVBWB)
VPS Growth and Income Portfolio - Class B (ALVGIB)
VPS Small/Mid Cap Value Portfolio - Class B (ALVSVB)
PORTFOLIOS OF THE AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Balanced Fund - Class I (ACVB)
VP Capital Appreciation Fund - Class I (ACVCA)*
VP Income & Growth Fund - Class I (ACVIG)
VP Income & Growth Fund - Class II (ACVIG2)
VP Inflation Protection Fund - Class II (ACVIP2)
VP International Fund - Class I (ACVI)*
VP International Fund - Class II (ACVI2)*
VP International Fund - Class III (ACVI3)*
VP International Fund - Class IV (ACVI4)*
VP Mid Cap Value Fund - Class I (ACVMV1)
VP Mid Cap Value Fund - Class II (ACVMV2)
VP Ultra(R) Fund - Class I (ACVU1)*
VP Ultra(R) Fund - Class II (ACVU2)*
VP Vista(SM) Fund - Class I (ACVVS1)*
VP Vista(SM) Fund - Class II (ACVVS2)*
PORTFOLIOS OF THE DREYFUS INVESTMENT PORTFOLIOS
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
PORTFOLIOS OF THE DREYFUS VARIABLE INVESTMENT FUND
Appreciation Portfolio - Initial Shares (DCAP)
Appreciation Portfolio - Service Shares (DCAPS)
Opportunistic Small Cap Portfolio: Service Shares (DVDLS)
Growth and Income Portfolio - Initial Shares (DGI)
PORTFOLIOS OF THE FEDERATED INSURANCE SERIES
Capital Appreciation Fund II - Service Shares (FCA2S)
Quality Bond Fund II - Primary Shares (FQB)
Quality Bond Fund II - Service Shares (FQBS)
PORTFOLIOS OF THE FIDELITY(R) VARIABLE INSURANCE PRODUCTS
Equity-Income Portfolio - Initial Class (FEIP)
Fidelity(R) VIP Fund - Value Strategies Portfolio - Service Class 2 (FVSS2)
High Income Portfolio - Initial Class (FHIP)
VIP Fund - Asset Manager Portfolio - Initial Class (FAMP)
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
VIP Fund - Equity-Income Portfolio - Service Class 2 (FEI2)
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
VIP Fund - Freedom Fund 2010 Portfolio - Service Class 2 (FF10S2)
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
VIP Fund - Freedom Fund 2020 Portfolio - Service Class 2 (FF20S2)
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
VIP Fund - Freedom Fund 2030 Portfolio - Service Class 2 (FF30S2)
VIP Fund - Growth Portfolio - Initial Class (FGP)
VIP Fund - Growth Portfolio - Service Class 2 (FG2)
VIP Fund - High Income Portfolio - Initial Class R (FHIPR)
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
VIP Fund - Investment Grade Bond Portfolio - Service Class 2 (FIGBP2)
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
VIP Fund - Mid Cap Portfolio - Service Class 2 (FMC2)
VIP Fund - Overseas Portfolio - Initial Class (FOP)
VIP Fund - Overseas Portfolio - Initial Class R (FOPR)
VIP Fund - Overseas Portfolio - Service Class 2 (FO2)
VIP Fund - Overseas Portfolio - Service Class 2 R (FO2R)
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
PORTFOLIOS OF THE FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Income Securities Fund - Class 2 (FTVIS2)
Franklin Rising Dividends Securities Fund - Class 2 (FTVRD2)
Franklin Small Cap Value Securities Fund - Class 2 (FTVSV2)
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
Templeton Foreign Securities Fund - Class 2 (TIF2)
Templeton Foreign Securities Fund - Class 3 (TIF3)
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

PORTFOLIOS OF THE NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
Growth Portfolio - I Class Shares (AMTG)
Guardian Portfolio - I Class Shares (AMGP)*
International Portfolio - S Class Shares (AMINS)*
Mid-Cap Growth Portfolio - S Class Shares (AMMCGS)*
Partners Portfolio - I Class Shares (AMTP)*
Regency Portfolio - S Class Shares (AMRS)*
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
Socially Responsive Portfolio - I Class Shares (AMSRS)
PORTFOLIOS OF THE OPPENHEIMER VARIABLE ACCOUNT FUNDS
Balanced Fund/VA - Non-Service Shares (OVMS)
Core Bond Fund/VA - Non-Service Shares (OVB)
Global Securities Fund/VA - Class 3 (OVGS3)
Global Securities Fund/VA - Class 4 (OVGS4)
Global Securities Fund/VA - Non-Service Shares (OVGS)
Global Securities Fund/VA - Service Class (OVGSS)
High Income Fund/VA - Class 3 (OVHI3)
High Income Fund/VA - Class 4 (OVHI4)
High Income Fund/VA - Non-Service Shares (OVHI)
High Income Fund/VA - Service Class (OVHIS)
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
Main Street Fund(R)/VA - Service Class (OVGIS)
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
Main Street Small- & Mid-Cap Fund(R)/VA - Service Shares (OVSCS)
Mid-Cap Growth Fund/VA - Non-Service Shares (OVAG)
PORTFOLIOS OF THE PIMCO VARIABLE INSURANCE TRUST
Foreign Bond Portfolio (Unhedged) - Advisor Class (PMVFAD)
Low Duration Portfolio - Advisor Class (PMVLAD)
Total Return Portfolio - Advisor Class (PMVTRD)
PORTFOLIOS OF THE PUTNAM VARIABLE TRUST
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
Putnam VT International Equity Fund - IB Shares (PVTIGB)
Putnam VT Voyager Fund - IB Shares (PVTVB)
PORTFOLIOS OF THE VAN KAMPEN LIFE INVESTMENT TRUST
V.I. Basic Value Fund - Series II (AVBV2)*
V.I. Capital Appreciation Fund - Series II (AVCA2)
V.I. Capital Development Fund - Series II (AVCD2)
PORTFOLIOS OF THE VICTORY VARIABLE INSURANCE FUNDS
Diversified Stock Fund Class A Shares (VYDS)
T. ROWE PRICE
Health Sciences Portfolio - II (TRHS2)
Limited-Term Bond Portfolio - II (TRLT2)*
VAN ECK ASSOCIATES CORPORATION
VIP Trust - Global Bond Fund: Class R1 (VWBFR)
VIP Trust - Global Bond Fund: Initial Class (VWBF)
VIP Trust - Emerging Markets Fund: Class R1 (VWEMR)
VIP Trust - Emerging Markets Fund: Initial Class (VWEM)
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)
WADDELL & REED, INC.
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative (WRPMCP)
WELLS FARGO FUNDS
Advantage VT Index Asset Allocation Fund - Class 2 (WFVAA)*
Advantage Funds Variable Trust - VT Discovery Fund (SVDF)
Advantage VT Opportunity Fund - Class 2 (SVOF)*
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
Advantage VT Small Cap Value Fund - Class 2 (WFVSMV)
Advantage Funds Variable Trust - VT Total Return Bond Fund (WFVTRB)
Advantage Funds(R) - VT Omega Growth - Class 2 (WFVOG2)
*At December 31, 2011, contract owners were not invested in the fund.
The contract owners’ equity is affected by the investment results of each fund, equity transactions by contract owners and certain contract expenses (see note 2). The accompanying financial statements include only contract owners’ purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar benefits, the latter being included in the accounts of the Company.
A contract owner may choose from among a number of different underlying mutual fund options. The underlying mutual fund options are not available to the general public directly. The underlying mutual funds are available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.
Some of the underlying mutual funds have been established by investment advisers which manage publicly traded mutual funds having similar names and investment objectives. While some of the underlying mutual funds may be similar to, and may in fact be modeled after, publicly traded mutual funds, the underlying mutual funds are not otherwise directly related to any publicly traded mutual fund. Consequently, the investment performance of publicly traded mutual funds and any corresponding underlying mutual funds may differ substantially.
A purchase payment could be presented as a negative equity transaction in the Statements of Changes in Contract Owners’ Equity if a prior period purchase payment is refunded to a contract owner due to a contract cancellation during the free look period, and/or if a gain is realized by the contract owner during the free look period.
The Company allocates purchase payments to sub-accounts and/or the fixed account as instructed by the contract owner. Shares of the sub-accounts are purchased at Net Asset Value, then converted into accumulation units. Certain transactions may be subject to conditions imposed by the underlying mutual funds, as well as those set forth in the contract.
(c) Security Valuation, Transactions and Related Investment Income
Investments in underlying mutual funds are valued at the closing net asset value per share at December 31, 2011 of such funds. The cost of investments sold is determined on a first in - first out basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed), and dividends and capital gain distributions are accrued as of the ex-dividend date and are reinvested in the underlying mutual funds.
(d) Federal Income Taxes
Operations of the Account form a part of, and are taxed with, operations of the Company which is taxed as a life insurance company under the Internal Revenue Code. The Company does not provide for income taxes within the Account. Taxes are generally the responsibility of the contract owner upon termination or withdrawal.
(e) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

(f) Calculation of Annuity Reserves
At each financial reporting date, the separate account financial statement includes an aggregate amount of net assets allocated to future contract benefits for the contracts in the payout (annuitization) period. The payout (annuitization) period begins when amounts accumulated under the contract (the contract value) are applied according to payment method selected by the contract holder.
Annuity reserves are computed for contracts in the variable payout stage according to industry standard mortality tables. The assumed investment return is 3.5% unless the annuitant elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Account by the Company to cover greater longevity of annuitants than expected. Conversely, if reserves exceed amounts required, transfers may be made to the Company.
(g) Recently Issued Accounting Standards
FASB ASC 820 was effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Account adopted FASB ASC 820 effective January 1, 2008. The adoption of FASB ASC 820 did not have a material impact on the Account’s financial position or results of operations.
In September 2009 the FASB issued ASU 2009-12, which amends FASB ASC 820, Fair Value Measurements and Disclosures. This guidance applies to reporting entities that hold an investment that is required or permitted to be measured or disclosed at fair value on a recurring or nonrecurring basis if the investment does not have a readily determinable fair value and the investee has attributes of an investment company. For these investments, this update allows, as a practical expedient, the use of net asset value (NAV) as the basis to estimate fair value as long as it is not probable, as of the measurement date that the investment will be sold and NAV is not the value that will be used in the sale. The NAVs must be calculated consistent with the American Institute of Certified Public Accountants Audit and Accounting Guide, Investment Companies, which generally requires these investments to be measured at fair value. Additionally, the guidance provided updated disclosures for investments within its scope and noted that if the investor can redeem the investment with the investee on the measurement date at NAV, the investment should likely be classified as Level 2 in the fair value hierarchy. Investments that cannot be redeemed with the investee at NAV would generally be classified as Level 3 in the fair value hierarchy. If the investment is not redeemable with the investee on the measurement date, but will be at a future date, the length of time until the investment is redeemable should be considered in determining classification as Level 2 or 3. This guidance is effective for interim and annual periods ending after December 15, 2009 with early adoption permitted. The Account adopted this guidance effective the period ending December 31, 2009. The adoption of this guidance did not have a material impact on the financial statements of the Account.
In January 2010, the FASB issued ASU 2010-06, which amends FASB ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements, the reasons for the transfers, and further disaggregating activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Account adopted this guidance effective January 1, 2010, except for the new disclosure regarding the activity in Level 3 measurements, which the Account adopted for the fiscal period beginning January 1, 2011.
In May 2011, the FASB issued ASU 2011-04, which amends existing guidance in Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. The guidance in this ASU clarifies existing fair value measurement guidance and expands disclosures primarily related to Level 3 fair value measurements. The ASU will require reporting entities to disclose quantitative information about the unobservable inputs used in the fair value measurements categorized within Level 3 of the fair value hierarchy. In addition, ASU 2011-04 will require reporting entities to make disclosures about amounts and reasons for all transfers in and out of Level 1 and Level 2 fair value measurements. The new and revised disclosures are effective for interim and annual reporting periods beginning after December 15, 2011. The Account will adopt this guidance prospectively for the annual period beginning January 1, 2012. The adoption of this guidance will result in increased disclosures and will have an immaterial impact on the Account’s financial statements.
(h) Subsequent Events
The Company evaluated subsequent events through the date the financial statements were issued with the SEC.
(2) Expenses
The Company does not deduct a sales charge from purchase payments received from the contract owners. However, if any part of the contract value of such contracts is redeemed, the Company will, with certain exceptions, deduct from a contract owners’ contract value a contingent deferred sales charge. For BOA IV contracts issued prior to December 15, 1988, the contingent deferred sales charge will be equal to 5% of the lesser of purchase payments or the amount redeemed. For America’s Vision, America’s Future II, All American Gold, Future Venue, Choice Venue II and for BOA IV contracts issued on or after December 15, 1988, the contingent deferred sales charge will not exceed 7% of purchase payments redeemed, such charge declining a specified percentage each year. After the purchase payment has been held in the contract for 7 years this charge is 0%. For Achiever contracts, this charge will not exceed 8% of purchase payments redeemed, such charge declining a specified percentage each year. After the purchase payment has been held in the contract for 8 years this charge is 0%. For Elite Venue and Nationwide Destination L contracts, the contingent deferred sales charge will not exceed 7% of purchase payments redeemed, such charge declining a specified percentage each year. After the purchase payment has been held in the contract for 4 years this charge is 0%. No contingent deferred sales charge is deducted on NEBA, Nationwide Destination C (formerly Exclusive Venue), Income Architect or Schwab contracts. No sales charges are deducted on redemptions used to purchase units in the fixed investment options of the company.
The Company may deduct a contract maintenance charge of up to $30, dependent upon contract type and issue date, which is satisfied by redeeming units. The Company deducts a mortality and expense risk charge assessed through a reduction of the unit value. The Option tables on the following two pages illustrate the annual rate for all contract level charges by product, as well as the maximum variable account charge per product. The table also summarizes the contract level options available to contract holders. The options and related charges are described in more detail in the applicable product prospectus.

Nationwide Variable Account - II Options	BOA IV	America’s Vision	NEBA	Schwab Custom Solutions	Schwab Income Choice
Variable Account Charges - Recurring	1.30%	1.40%	0.80%	0.95%	0.65%
Death Benefit Options - Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced	-	-	-	0.10%	0.20%
Combination Enhanced	-	-	-	0.40%	-
Return of Premium					0.10%
Beneficiary Protector II Option	-	-	-	0.35%	-
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.
Spousal Continuation Benefit Option	-	-	-	-	0.30%
Capital Preservation and Income Options:
Capital Preservation Plus Option	-	-	-	0.50%	-
Lifetime Income Option
5% Lifetime Income Option (New York)	-	-	-	-	1.00%(12)
7% Lifetime Income Option (Non-New York)	-	-	-	-	1.00%(13)

Maximum Variable Account Charges*	1.30%	1.40%	0.80%	2.20%	2.15%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

Nationwide Variable Account - II Options	America’s Future II	All American Gold	Achiever	Income Architect
Variable Account Charges - Recurring	1.15%	1.15%	1.55%	0.40%
CDSC Options:
Four Year CDSC	0.30%	0.50%	0.20%	-
No CDSC	0.35%	0.55%	0.25%	-
Death Benefit Options - Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced II	0.20%(2)	0.20%(2)	-	-
One-Year Enhanced	0.10%(4)	0.10%(4)	-	-
One-Month Enhanced	-	0.35%(2)	0.20%(2)	-
Combination Enhanced II	-	-	0.45%(11)	-
Combination Enhanced	-	0.40%(5)	0.30%(5)	-
Beneficiary Protector II Option	-	0.35%	0.35%	-
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.
Capital Preservation and Income Options:
Capital Preservation Plus Lifetime Income Option	1.00%	1.00%	1.00%	-
Capital Preservation Plus Option	0.50%(17)	0.50%(17)	0.50%(17)	-
Lifetime Income Option
5% Lifetime Income Option (New York)	1.00%(12)	1.00%(12)	1.00%(12)	-
7% Lifetime Income Option (Non-New York)	1.00%(13)	1.00%	1.00%(13)	-
10% Lifetime Income Option	1.20%(14)	1.20%	1.20%(14)	-
Spousal Continuation Benefit Option
5% Spousal Continuation Benefit (New York)	0.15%	0.15%	0.15%	-
7% Spousal Continuation Benefit (Non-New York)	0.15%	0.30%(20)	0.15%	-
10% Spousal Continuation Benefit (Non-New York)	0.30%(16)	0.30%(16)(21)	0.30%(16)	-
Guaranteed Lifetime Withdrawal Fee	-	-	-	0.60%(18)
Spousal Continuation Benefit Option	-	-	-	0.10%(18)
Extra Value Options (EV):
Fee assessed to assets of the variable account and to allocations made to the fixed account or guaranteed term options in exchange for application of Extra Value Credit of purchase payments made during the first 12 months contract is in force.

3% Extra Value Credit Option	0.30%	0.45%(17)	0.10%	-
4% Extra Value Credit Option	0.40%	-	0.25%	-
5% Extra Value Credit Option	-	0.70%(17)	0.45%(9)	-
5% Extra Value Credit Option	-	-	0.55%(10)	-

Maximum Variable Account Charges*	3.55%	4.60%(1)	4.60%(1)	1.10%(1)

Nationwide Variable Account - II Options	Future Venue	Destination C	Destination L	Elite Venue	Choice Venue II
Variable Account Charges - Recurring	1.10%	1.60%	1.75%	1.75%	1.50%
Death Benefit Options - Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced II	0.15%(3)	-	-	-	-
One-Year Enhanced	0.10%(4)	-	0.20%	-	-
One-Month Enhanced II	0.35%(3)	0.20%(2)	-	0.20%(2)	0.20%(2)
One-Month Enhanced	0.30%(6)	0.20%(6)	0.35%	0.20%(6)	0.20%(6)
Combination Enhanced II	0.45%(3)	0.35%(2)	-	0.35%(2)	0.35%(2)
Combination Enhanced	0.40%(7)	0.30%(7)	0.45%	0.30%(7)	0.30%(7)
Return of Premium
Spousal Protection Annuity Option - Allows a surviving spouse to continue the contract while receiving the economic benefit of the death benefit upon the death of the other spouse
Spousal Protection Annuity Option II	0.20%(3)	-	-	-	-
Spousal Protection Annuity Option	0.10%(8)	0.20%	-	0.20%	0.20%
Beneficiary Protector II Option	0.35%	0.35%	0.35%	0.35%	0.35%
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.
Capital Preservation and Income Options:
Capital Preservation Plus Lifetime Income Option	1.00%	-	1.00%(17)	1.00%	1.00%
Capital Preservation Plus Option	0.50%(17)	0.50%(17)	-	0.50%(17)	0.50%(17)
Lifetime Income Option
5% Lifetime Income Option (New York)	1.00%(12)	-	1.00%(12)	1.00%(12)	1.00%(12)
7% Lifetime Income Option (New York)			1.00%
7% Lifetime Income Option (Non-New York)	1.00%(13)	-	-	1.00%(13)	1.00%(13)
10% Lifetime Income Option	1.20%(14)	-	1.20%	1.20%(14)	1.20%(14)
Spousal Continuation Benefit Option
5% Spousal Continuation Benefit (New York)	0.15%	-	0.15%	0.15%	0.15%
7% Spousal Continuation Benefit (New York)			0.3%(20)
7% Spousal Continuation Benefit (Non-New York)	0.15%	-	-	0.15%	0.15%
10% Spousal Continuation Benefit (Non-New York)	0.30%(16)	-	0.30%(16)(21)	0.30%(16)	0.30%(16)
Extra Value Options (EV):
Fee assessed to assets of the variable account and to allocations made to the fixed account or guaranteed term options in exchange for application of Extra Value Credit of purchase payments made during the first 12 months contract is in force. 3% Extra Value Credit Option	0.45%	-	-	-	-

Maximum Variable Account Charges*	4.05%(1)	3.00%	4.05%(1)	4.15%(1)	3.90%(1)

Nationwide Variable Account - II Options	Destination B	Destinnation EV	Destination Navigator	Destination Navigator-NY
Variable Account Charges - Recurring	1.30%	1.85%	1.30%	1.30%
Death Benefit Options - Allows enhanced provisions in place of the standard death benefit.
One-Year Enhanced II		-
One-Year Enhanced	0.20%	0.20%	0.20%	0.20%
One-Month Enhanced II
One-Month Enhanced	0.35%	0.35%	0.35%
Combination Enhanced II
Combination Enhanced	0.45%	0.45%	0.45%
Return of Premium
Beneficiary Protector II Option
Upon death of the annuitant, in addition to any death benefit payable, the contract will be credited an additional amount.	0.35%	0.35%	0.35%	-
Lifetime Income Option
5% Lifetime Income Option (New York)				1.00%
5% Lifetime Income Option (Non-New York)	1.00%(17)		1.00%
7% Lifetime Income Option (New York)		1.00%		1.00%
7% Lifetime Income Option (Non-New York)	1.00%
10% Lifetime Income Option (New York)				1.20%
10% Lifetime Income Option (Non-New York)	1.20%	1.20%	1.20%
Spousal Continuation Benefit Option
5% Spousal Continuation Benefit (New York)	0.15%(17)			0.15%(19)
5% Spousal Continuation Benefit (Non-New York)			0.15%(19)
7% Spousal Continuation Benefit (New York)	0.30%(15)(20)	0.30%(15)(20)		0.30%(15)(20)
7% Spousal Continuation Benefit (Non-New York)
10% Spousal Continuation Benefit (New York)
10% Spousal Continuation Benefit (Non-New York)	0.30%(16)(21)	0.30%(16)(21)	0.30%(16)(21)
Reduced CDSC Option (“Liquidity Option”)			0.50%	0.50%

Maximum Variable Account Charges*	3.60%	4.15%	4.10%	3.30%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

(*) The contract charges indicated in bold, when summarized, represent the Maximum Variable Account Charges if all optional benefits available under the contract are elected including the most expensive of the mutually exclusive optional benefits.
(1) The total variable account charges associated with this product may be higher or lower than this amount, depending on whether the Current Income Benefit Base or Guaranteed Lifetime Withdrawal Base is higher or lower than the daily net assets. For purposes of this table, the Company assumes the Current Income Benefit Base or Guaranteed Lifetime Withdrawal Base is equal to the daily net assets.
(2) Available beginning May 1, 2004 or a later date if state law requires
(3) Available beginning September 1, 2004 or a later date if state law requires
(4) Available until state approval is received for the One-Year Enhanced Death Benefit II Option
(5) Available until state approval is received for the One-Month Enhanced Death Benefit Option
(6) Available until state approval is received for the One-Month Enhanced Death Benefit II Option
(7) Available until state approval is received for the Combination Enhanced Death Benefit II Option
(8) Available until state approval is received for the Spousal Protection Annuity II Option
(9) Non-NY residents
(10) NY residents
(11) Available beginning May 1, 2007 or a later date if state law requires
(12) Currently, the charge associated with the 5% Lifetime Income Option is equal to 0.85% of the current income base and is assessed through the reduction of units.
(13) Currently, the charge associated with the 7% Lifetime Income Option is equal to 0.95% of the current income base and is assessed through the reduction of units.
(14) Currently, the charge associated with the 10% Lifetime Income Option is equal to 1.00% of the current income base and is assessed through the reduction of units.
(15) Currently, the charge associated with the 7% Spousal Continuation Benefit is equal to 0.15% of the current income base and is assessed through the reduction of units.
(16) Currently, the charge associated with the 10% Spousal Continuation Benefit is equal to 0.20% of the current income base and is assessed through the reduction of units.
(17) No longer available.
(18) This charge is a percentage of the Guaranteed Lifetime Withdrawal Base.
(19) For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there is currently no charge associated with the 5% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge associated with the 5% Spousal Continuation Benefit is 0.15% of the Current Income Benefit Base.
(20) For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there is currently no charge associated with the 7% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge associated with the 7% Spousal Continuation Benefit is equal to 0.15% of the Current Income Benefit Base.
(21) For contracts issued on or after December 5, 2011 or the date of state approval (whichever is later), there currently is no charge associated with the 10% Spousal Continuation Benefit. For contracts issued before December 5, 2011 or the date of state approval (whichever is later), the charge for the 10% Spousal Continuation Benefit is 0.20% of the Current Income Benefit Base.
The following table provides mortality and expense risk charges by asset fee rates for the period ended December 31, 2011.

	Total	ALMCS	AFGF	AFHY	AFGC	MLVGA3	CHSMM	DSIF

0.40%	$51,926	$-	$-	$-	$-	$-	$-	$-
0.65%	72,048	-	-	-	-	-	14	-
0.75%	307,638	-	-	-	-	2,160	11,033	-
0.80%	191,127	-	-	-	-	195	-	8,936
0.85%	454,811	-	-	-	-	892	14,319	-
0.95%	319,600	782	-	-	-	908	44,550	-
1.05%	305,269	3,200	-	-	-	1,466	47,949	-
1.10%	10,244,270	-	-	-	-	24,598	-	-
1.15%	43,610,469	-	-	-	-	91,525	-	-
1.20%	346,240	-	-	-	-	1,502	-	-
1.25%	5,057,086	-	-	-	-	40,656	-	-
1.30%	72,830,592	-	139,269	17,183	15,802	182,682	-	2,035,779
1.35%	10,733,764	-	-	-	-	60,748	2,556	-
1.40%	17,887,594	-	-	-	-	64,735	-	1,020,731
1.45%	5,989,711	1,167	-	-	-	31,422	19	-
1.50%	14,132,522	-	-	-	-	196,401	-	-
1.55%	35,909,471	-	-	-	-	169,845	1,357	-
1.60%	2,728,589	-	-	-	-	72,170	-	-
1.65%	10,777,624	-	-	-	-	54,272	-	-
1.70%	3,463,234	-	-	-	-	13,281	-	-
1.75%	83,127,306	-	-	-	-	316,866	-	-
1.80%	8,680,372	-	-	-	-	89,038	-	-
1.85%	6,568,362	-	-	-	-	23,276	-	-
1.90%	3,100,073	-	-	-	-	12,699	-	-
1.95%	15,544,642	-	-	-	-	137,502	-	-
2.00%	15,774,558	-	-	-	-	47,846	-	-
2.05%	4,283,574	-	-	-	-	5,226	-	-
2.10%	6,398,064	-	-	-	-	44,043	-	-
2.15%	10,727,788	-	-	-	-	10,772	-	-
2.20%	6,217,188	-	-	-	-	28,848	-	-
2.25%	6,053,675	-	-	-	-	545	-	-
2.30%	3,422,312	-	-	-	-	8,534	-	-
2.35%	23,301,832	-	-	-	-	18,623	-	-
2.40%	3,379,685	-	-	-	-	1,075	-	-
2.45%	2,058,223	-	-	-	-	4,488	-	-
2.50%	8,864,196	-	-	-	-	-	-	-
2.55%	2,120,950	-	-	-	-	1,624	-	-
2.60%	1,059,179	-	-	-	-	-	-	-
2.65%	255,265	-	-	-	-	522	-	-
2.70%	1,011,979	-	-	-	-	-	-	-
2.75%	227,953	-	-	-	-	-	-	-
2.80%	303,788	-	-	-	-	-	-	-
2.85%	223,405	-	-	-	-	-	-	-
2.90%	180,592	-	-	-	-	-	-	-
2.95%	176,225	-	-	-	-	-	-	-
3.00%	66,869	-	-	-	-	-	-	-
3.05%	62,858	-	-	-	-	-	-	-
3.10%	12,393	-	-	-	-	-	-	-
3.15%	652	-	-	-	-	-	-	-
3.20%	2,308	-	-	-	-	-	-	-
3.25%	6,939	-	-	-	-	-	-	-
3.30%	1,937	-	-	-	-	-	-	-
3.40%	351	-	-	-	-	-	-	-

Totals	$448,629,078	$5,149	$139,269	$17,183	$15,802	$1,760,985	$121,797	$3,065,446

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	DSIFS	DSRG	HVIE	HVSIT	JPMMV1	JABS	JACAS	JAGTS2

0.40%	$146	$-	$27	$-	$-	$-	$160	$-
0.65%	98	-	3	-	-	-	285	-
0.75%	2,378	-	421	135	-	-	719	12
0.80%	-	2,291	-	-	178	-	2,505	160
0.85%	6,865	-	5	104	-	-	3,945	6
0.95%	17,536	-	-	-	-	12,672	9,167	436
1.05%	14,364	-	-	-	-	20,824	9,334	227
1.10%	32,103	-	13	11	-	352	21,192	701
1.15%	303,730	-	1,960	5,932	-	20,212	197,261	8,547
1.20%	7,778	-	-	-	-	135	190	-
1.25%	44,604	-	132	324	-	13,445	20,980	946
1.30%	81,714	438,932	13,343	24,943	60,021	82	328,459	72,350
1.35%	60,841	-	176	1,353	-	227	75,496	4,150
1.40%	18,378	125,255	-	-	20,164	629	69,096	17,196
1.45%	67,691	-	140	96	-	6,746	34,715	2,763
1.50%	102,336	-	3,859	5,859	-	9,012	57,415	10,643
1.55%	199,250	-	4,130	7,090	-	31,840	169,924	9,453
1.60%	35,158	-	757	1,836	-	2,067	22,955	3,484
1.65%	63,949	-	726	2,769	-	1,694	42,501	13,239
1.70%	16,986	-	135	169	-	7,104	13,549	658
1.75%	199,274	-	4,429	19,829	-	5,499	275,665	7,308
1.80%	69,924	-	3,707	957	-	10,521	38,830	1,684
1.85%	44,606	-	1,723	3,939	-	1,958	26,547	1,372
1.90%	18,198	-	138	3,103	-	129	13,388	509
1.95%	40,753	-	1,669	1,631	-	3,580	55,528	2,619
2.00%	61,276	-	244	4,309	-	800	66,971	3,076
2.05%	27,076	-	734	2,311	-	6,508	8,789	1,279
2.10%	25,668	-	193	1,481	-	942	24,553	3,609
2.15%	18,332	-	189	635	-	503	28,600	1,458
2.20%	16,411	-	1,725	595	-	769	22,762	4,569
2.25%	8,223	-	32	13	-	937	9,839	-
2.30%	15,599	-	12	692	-	1,852	20,297	469
2.35%	16,362	-	367	765	-	-	53,593	-
2.40%	4,963	-	-	76	-	-	12,068	-
2.45%	3,359	-	-	79	-	2,554	8,357	638
2.50%	6,945	-	-	266	-	-	25,818	-
2.55%	1,312	-	-	1,239	-	-	6,208	84
2.60%	3,305	-	-	127	-	-	6,179	-
2.65%	1,042	-	-	-	-	-	1,279	-
2.70%	1,582	-	-	61	-	-	1,756	-
2.75%	438	-	-	-	-	-	433	-
2.80%	-	-	-	-	-	-	580	-
2.85%	660	-	-	-	-	-	89	-
2.90%	-	-	-	-	-	-	-	-
2.95%	-	-	-	-	-	-	72	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$1,661,213	$566,478	$40,989	$92,729	$80,363	$163,593	$1,788,049	$173,645

	JAGTS	JAIGS2	JAIGS	MIGSC	MVFSC	MVIVSC	MSVFI	MSVF2

0.40%	$-	$-	$-	$-	$129	$80	$-	$-
0.65%	-	677	-	-	1,905	115	-	-
0.75%	-	2,504	-	-	4,116	768	-	-
0.80%	35	6,758	112	-	320	-	2	-
0.85%	-	6,394	-	-	12,019	533	-	1
0.95%	-	20,737	940	179	1,962	179	-	4,302
1.05%	-	18,804	350	-	832	185	-	1,292
1.10%	-	12,339	-	782	66,846	1,944	-	3,502
1.15%	-	209,205	7,379	16,990	512,232	39,125	-	35,413
1.20%	-	194	-	1,168	5,159	-	-	96
1.25%	-	29,903	4,130	12,736	49,830	2,864	-	9,256
1.30%	18,338	521,046	51,145	318	256,709	106,144	15,541	-
1.35%	-	77,295	-	2,959	123,738	11,187	-	10,477
1.40%	8,293	120,339	21,278	2,011	81,833	9,697	7,218	3,675
1.45%	-	35,298	106	3,592	80,463	4,697	-	12,353
1.50%	-	39,169	709	18,207	122,510	26,444	-	25,310
1.55%	-	206,511	3,961	24,896	475,532	27,702	-	52,135
1.60%	-	29,593	46	4,005	35,179	10,611	-	4,327
1.65%	-	61,024	315	8,028	130,596	8,796	-	10,814
1.70%	-	16,456	3,352	5,992	71,539	1,360	-	14,763
1.75%	-	150,468	751	16,317	1,238,618	113,538	-	59,098
1.80%	-	54,642	1,148	8,210	137,315	8,165	-	14,223
1.85%	-	16,262	656	11,665	72,277	17,090	-	7,498
1.90%	-	18,041	-	2,432	32,764	2,839	-	2,638
1.95%	-	26,629	761	2,942	178,648	30,121	-	12,121
2.00%	-	42,434	-	2,808	306,029	19,616	-	16,799
2.05%	-	7,587	2,211	7,567	47,029	7,394	-	4,406
2.10%	-	27,511	869	5,610	87,781	6,595	-	5,412
2.15%	-	12,142	201	3,225	232,976	4,197	-	4,606
2.20%	-	22,539	-	1,583	68,679	9,559	-	4,009
2.25%	-	616	-	1,441	115,521	616	-	2,627
2.30%	-	7,694	-	3,627	33,280	4,363	-	2,691
2.35%	-	3,507	-	1,737	629,455	7,350	-	15,635
2.40%	-	395	-	-	71,775	2,314	-	2,495
2.45%	-	4,543	-	1,287	40,131	3,150	-	443
2.50%	-	262	-	511	34,075	2,462	-	11,249
2.55%	-	4,533	-	72	51,047	1,105	-	893
2.60%	-	-	-	-	30,063	199	-	1,038
2.65%	-	919	-	-	1,209	770	-	83
2.70%	-	-	-	-	12,115	34	-	150
2.75%	-	-	-	2	2,761	-	-	-
2.80%	-	2,087	-	29	1,726	5	-	-
2.85%	-	-	-	-	486	-	-	-
2.90%	-	-	-	-	3,532	-	-	-
2.95%	-	-	-	-	634	-	-	43
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	851	-	-	629
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	61	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$26,666	$1,817,057	$100,420	$172,928	$5,464,287	$493,913	$22,761	$356,502

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	MSEM	MSEMB	VKVGR2	MSVRE	MSVREB	VFMG2	NVAMV1	NVAMV2

0.40%	$-	$-	$-	$-	$-	$-	$-	$37
0.65%	-	-	-	-	-	-	-	157
0.75%	-	-	-	-	-	-	-	884
0.80%	24	-	-	-	-	-	1,752	-
0.85%	-	-	-	-	-	-	-	1,946
0.95%	-	-	-	-	-	-	-	7,701
1.05%	-	-	-	-	-	-	-	7,269
1.10%	-	417	-	-	-	-	-	39,862
1.15%	-	2,671	-	-	59	20,900	-	338,770
1.20%	-	-	-	-	-	-	-	2,268
1.25%	-	1,442	-	-	-	19,952	-	56,054
1.30%	35,448	-	-	364	-	-	557,931	61,124
1.35%	-	-	-	-	8	2,657	-	126,782
1.40%	14,469	559	-	208	-	292	203,370	38,063
1.45%	-	778	-	-	-	142	-	82,539
1.50%	-	4,665	-	-	22	-	-	70,232
1.55%	-	1,686	-	-	-	74	-	318,923
1.60%	-	27	-	-	-	426	-	16,416
1.65%	-	221	-	-	-	1,194	-	89,263
1.70%	-	402	-	-	-	-	-	40,548
1.75%	-	653	43	-	-	5,792	-	441,737
1.80%	-	615	-	-	-	-	-	84,880
1.85%	-	186	-	-	-	1,261	-	51,831
1.90%	-	-	-	-	-	308	-	26,471
1.95%	-	177	-	-	-	613	-	56,878
2.00%	-	-	-	-	-	-	-	64,822
2.05%	-	574	-	-	-	-	-	30,450
2.10%	-	-	-	-	-	-	-	43,950
2.15%	-	-	-	-	-	-	-	60,176
2.20%	-	-	-	-	-	641	-	29,893
2.25%	-	-	-	-	-	-	-	28,981
2.30%	-	-	-	-	-	-	-	25,630
2.35%	-	-	-	-	-	87	-	74,632
2.40%	-	-	-	-	-	-	-	14,980
2.45%	-	-	-	-	-	-	-	12,180
2.50%	-	-	-	-	-	-	-	34,915
2.55%	-	-	-	-	-	-	-	3,401
2.60%	-	-	-	-	-	-	-	6,109
2.65%	-	-	-	-	-	-	-	1,035
2.70%	-	-	-	-	-	-	-	2,568
2.75%	-	-	-	-	-	-	-	60
2.80%	-	-	-	-	-	-	-	6,757
2.85%	-	-	-	-	-	-	-	1,391
2.90%	-	-	-	-	-	-	-	1,587
2.95%	-	-	-	-	-	-	-	535
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	119
3.40%	-	-	-	-	-	-	-	-

	$49,941	$15,073	$43	$572	$89	$54,339	$763,053	$2,404,806

	GVAAA2	GVABD2	GVAGG2	GVAGR2	GVAGI2	HIBF	HIBF3	GEM

0.40%	$-	$-	$45	$27	$113	$-	$-	$-
0.65%	4,461	1,101	14	97	1,116	-	-	-
0.75%	7,926	2,466	1,461	678	3,639	-	69	-
0.80%	571	439	618	1,538	287	-	111	54
0.85%	5,402	2,457	854	2,749	4,328	-	365	-
0.95%	283	4,769	1,648	2,616	1,516	871	7,469	-
1.05%	2,199	3,068	1,902	2,173	742	94	3,530	-
1.10%	1,589,783	401,760	26,963	58,625	368,444	398	4,668	-
1.15%	4,675,109	1,564,247	229,648	367,173	1,436,059	19,075	202,305	-
1.20%	8,903	6,074	1,301	2,013	4,235	1,105	143	-
1.25%	443,639	106,237	28,471	36,073	86,550	10,812	23,850	-
1.30%	5,322,514	1,637,550	225,958	337,703	1,540,760	43	129,511	1,659
1.35%	1,113,197	353,083	88,144	130,158	347,223	4,384	50,068	-
1.40%	272,779	77,692	44,341	74,795	28,418	1,213	49,334	3,646
1.45%	437,920	171,891	33,247	64,025	141,414	5,164	50,304	-
1.50%	1,721,411	539,778	87,652	141,663	521,769	4,652	86,433	-
1.55%	3,713,298	1,391,146	217,446	395,683	1,298,808	27,264	196,107	-
1.60%	106,024	38,983	25,207	64,109	44,808	2,418	45,828	-
1.65%	790,671	212,813	52,439	89,399	174,737	5,376	63,451	-
1.70%	277,501	133,875	25,290	37,557	113,204	4,993	10,686	-
1.75%	9,287,850	2,621,517	359,003	638,765	2,448,158	6,670	137,786	-
1.80%	522,916	180,711	41,483	93,015	135,358	10,052	76,559	-
1.85%	660,818	248,091	22,962	50,056	230,208	7,896	29,762	-
1.90%	183,446	167,622	10,348	22,163	162,564	973	16,964	-
1.95%	1,739,686	503,316	63,288	112,529	480,770	205	20,927	-
2.00%	1,143,804	369,434	46,434	102,288	357,040	1,192	48,842	-
2.05%	257,278	191,062	12,251	17,601	177,495	547	5,034	-
2.10%	595,106	169,169	27,792	49,200	150,215	3,042	13,110	-
2.15%	358,641	262,090	14,063	33,356	252,822	652	8,475	-
2.20%	612,746	238,540	19,222	41,357	231,360	-	15,629	-
2.25%	588,331	575,654	8,213	23,671	556,700	-	6,169	-
2.30%	249,291	180,615	12,376	19,728	188,400	20	3,454	-
2.35%	1,380,823	1,345,697	26,853	67,351	1,308,660	628	7,922	-
2.40%	284,922	266,610	5,414	5,508	256,314	-	263	-
2.45%	165,557	117,099	5,043	9,408	105,495	-	5,046	-
2.50%	1,242,284	1,280,994	20,747	33,267	1,252,505	-	150	-
2.55%	147,141	121,029	2,111	5,694	116,618	-	9,044	-
2.60%	46,353	51,509	4,273	3,228	44,950	-	-	-
2.65%	22,242	22,076	2,016	3,184	23,129	-	20	-
2.70%	88,858	87,668	799	3,020	85,150	-	-	-
2.75%	18,870	18,417	171	336	16,910	-	2	-
2.80%	40,221	21,861	339	2,412	20,865	-	3,329	-
2.85%	25,743	27,511	-	684	26,285	-	-	-
2.90%	7,990	7,293	480	1,088	7,175	-	-	-
2.95%	27,234	27,929	227	148	27,808	-	-	-
3.00%	2,005	2,053	-	-	2,046	-	-	-
3.05%	4,779	4,895	123	344	4,880	-	-	-
3.10%	687	704	-	-	702	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	1,169	1,197	-	-	1,194	-	-	-
3.30%	-	85	58	59	59	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$40,200,382	$15,761,877	$1,798,738	$3,148,314	$14,790,005	$119,739	$1,332,719	$5,359

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	GEM2	GEM3	GEM6	GIG	GIG3	NVIE6	NVNMO1	NVNMO2

0.40%	$-	$-	$-	$-	$-	$28	$-	$1
0.65%	-	-	-	-	-	10	-	27
0.75%	-	-	848	-	-	450	-	447
0.80%	-	1,381	-	54	916	-	2,745	-
0.85%	-	-	1,162	-	-	240	-	58
0.95%	-	-	921	-	-	228	-	205
1.05%	-	-	1,587	-	-	457	-	40
1.10%	245	-	8,604	-	-	6,611	-	7,244
1.15%	5,160	-	164,167	-	-	41,259	-	25,045
1.20%	477	-	253	-	-	-	-	116
1.25%	2,160	-	15,413	-	-	4,426	-	7,760
1.30%	-	343,857	17,805	117	243,948	18,621	746,693	33,047
1.35%	-	-	41,405	-	-	11,802	-	14,145
1.40%	2,336	70,359	5,155	337	151,262	1,516	428,974	3,446
1.45%	475	-	31,897	-	-	23,330	-	1,794
1.50%	741	-	41,544	-	-	17,877	-	14,042
1.55%	4,369	-	128,841	-	-	39,375	-	40,013
1.60%	15	-	28,624	-	-	9,153	-	2,629
1.65%	364	-	35,126	-	-	11,094	-	40,817
1.70%	796	-	15,526	-	-	4,878	-	889
1.75%	716	-	93,043	-	-	79,314	-	64,052
1.80%	1,380	-	36,102	-	-	8,218	-	10,790
1.85%	1,718	-	16,244	-	-	7,842	-	5,210
1.90%	1,044	-	6,238	-	-	5,212	-	1,311
1.95%	695	-	29,051	-	-	12,009	-	22,180
2.00%	-	-	33,341	-	-	16,647	-	29,466
2.05%	91	-	4,691	-	-	3,632	-	6,889
2.10%	198	-	31,861	-	-	7,639	-	8,703
2.15%	826	-	7,063	-	-	2,198	-	4,820
2.20%	172	-	11,238	-	-	5,302	-	10,331
2.25%	140	-	3,124	-	-	1,950	-	727
2.30%	-	-	7,454	-	-	7,494	-	7,866
2.35%	-	-	4,566	-	-	10,181	-	5,354
2.40%	-	-	516	-	-	1,151	-	1,232
2.45%	311	-	8,642	-	-	792	-	6,661
2.50%	-	-	644	-	-	2,726	-	1,284
2.55%	-	-	2,754	-	-	3,644	-	1,205
2.60%	-	-	-	-	-	435	-	-
2.65%	-	-	1,813	-	-	90	-	2,490
2.70%	-	-	146	-	-	-	-	-
2.75%	-	-	494	-	-	426	-	32
2.80%	-	-	1,216	-	-	1,301	-	10,203
2.85%	-	-	-	-	-	-	-	-
2.90%	-	-	-	-	-	-	-	-
2.95%	-	-	-	-	-	-	-	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$24,429	$415,597	$839,119	$508	$396,126	$369,558	$1,178,412	$392,571

	NVNSR1	NVNSR2	NVCRA2	NVCRB2	NVCCA2	NVCCN2	NVCMD2	NVCMA2

0.40%	$-	$17	$-	$626	$839	$-	$961	$-
0.65%	-	1,255	-	2,535	7,366	395	3,210	-
0.75%	-	3,964	413	11,430	16,664	3,009	29,002	16,916
0.80%	118	-	82	50	712	-	-	96
0.85%	-	9,955	458	18,898	48,922	9,410	24,639	2,644
0.95%	-	97	-	-	-	-	-	-
1.05%	-	263	-	-	-	-	-	-
1.10%	-	32,740	2,415	991,075	954,517	337,621	1,339,395	106,860
1.15%	-	263,234	59,423	1,380,818	2,914,428	694,785	2,912,208	831,928
1.20%	-	3,434	336	10,130	9,151	24,427	24,242	-
1.25%	-	19,857	7,306	213,914	268,682	99,019	270,122	39,215
1.30%	23,590	40,358	24,913	2,580,994	3,579,346	810,936	3,572,868	89,933
1.35%	-	55,913	10,024	263,643	794,872	142,499	708,757	203,796
1.40%	4,986	28,575	2,419	41,438	17,138	44,515	84,955	32,118
1.45%	-	35,275	4,276	156,299	206,379	154,891	277,495	83,687
1.50%	-	49,955	8,864	745,596	1,329,860	221,079	1,184,682	112,329
1.55%	-	273,951	33,774	1,024,454	1,783,972	754,865	1,960,277	718,342
1.60%	-	12,654	15,351	40,349	26,807	29,789	65,986	17,887
1.65%	-	79,589	8,869	254,543	341,460	225,375	525,541	212,657
1.70%	-	42,742	6,500	66,135	164,360	15,355	115,926	37,057
1.75%	-	781,925	43,695	2,725,549	7,498,902	1,724,669	6,312,464	1,584,900
1.80%	-	71,029	14,279	168,619	229,271	206,481	359,983	152,469
1.85%	-	34,091	934	309,664	536,121	164,983	392,441	77,383
1.90%	-	23,858	70	177,121	367,436	23,999	144,070	27,878
1.95%	-	94,052	18,171	600,412	1,755,334	313,334	1,114,523	251,284
2.00%	-	229,757	31,414	452,757	596,575	395,125	910,323	346,276
2.05%	-	33,140	1,351	115,717	224,482	19,409	123,960	101,673
2.10%	-	51,936	37,768	160,391	430,053	273,513	356,231	92,683
2.15%	-	185,734	1,371	260,589	420,381	38,649	282,831	341,164
2.20%	-	43,344	10,022	352,953	408,349	158,254	458,797	102,960
2.25%	-	84,961	-	392,274	61,531	28,477	43,421	54,164
2.30%	-	14,229	679	172,138	290,845	68,317	179,242	84,829
2.35%	-	494,194	2,519	1,649,554	496,802	86,608	623,498	249,030
2.40%	-	54,252	3,691	172,971	103,518	20,567	65,958	55,280
2.45%	-	30,387	235	190,864	137,838	29,394	59,920	18,794
2.50%	-	3,813	-	2,145,733	232,571	71,386	71,672	20,617
2.55%	-	40,708	2,751	89,084	142,544	15,936	73,095	2,400
2.60%	-	18,336	47,916	94,843	720	11,000	23,513	6,152
2.65%	-	2,100	193	2,757	7,965	2,693	13,157	3,556
2.70%	-	9,892	-	206,682	14,388	5,272	26,359	5,940
2.75%	-	2,248	-	15,146	-	2,874	10,551	-
2.80%	-	1,489	-	815	962	11,831	-	1,677
2.85%	-	339	-	32,809	9,578	2,983	12,336	-
2.90%	-	3,140	-	966	-	-	4,456	1,424
2.95%	-	598	-	6,225	3,905	249	5,329	-
3.00%	-	-	-	560	1,254	-	-	-
3.05%	-	307	-	8,870	-	3,210	-	2,343
3.10%	-	-	-	1,023	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	61	-	-	-	-	-	-
3.25%	-	-	-	2,178	-	-	971	137
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	351	-

	$28,694	$3,263,748	$402,482	$18,312,191	$26,436,800	$7,247,183	$24,769,718	$6,090,478

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	NVCMC2	NVCBD1	NVCBD2	NVLCP2	TRF	TRF2	GBF	CAF

0.40%	$82	$-	$88	$3	$-	$-	$96	$-
0.65%	2,626	-	1,455	-	-	1,203	2,137	-
0.75%	6,276	-	3,599	835	-	2,120	7,409	-
0.80%	39	68	-	560	23,493	-	3,558	5,087
0.85%	13,248	-	8,323	216	-	7,913	16,652	-
0.95%	-	-	1,848	23	-	1,828	13,760	-
1.05%	-	-	1,711	107	-	2,885	11,582	-
1.10%	383,179	-	36,798	12,369	-	30,478	53,483	-
1.15%	835,933	-	187,067	40,754	-	276,950	652,762	-
1.20%	2,745	-	2,819	-	-	3,540	5,610	-
1.25%	97,088	-	21,206	9,317	-	20,304	74,592	-
1.30%	933,437	20,493	25,440	66,890	1,300,765	12,045	1,094,486	343,388
1.35%	190,154	-	34,991	8,896	-	60,953	170,362	-
1.40%	34,385	10,305	22,410	16,134	461,998	28,506	508,476	113,059
1.45%	111,638	-	34,254	17,899	-	33,442	109,839	-
1.50%	303,973	-	36,420	27,999	-	40,015	107,994	-
1.55%	790,013	-	176,625	55,810	-	296,756	561,376	-
1.60%	35,283	-	15,812	8,705	-	6,183	39,585	-
1.65%	182,006	-	55,060	24,381	-	80,421	160,675	-
1.70%	35,629	-	39,687	3,804	-	46,447	69,786	-
1.75%	1,397,843	-	525,182	119,846	-	771,856	1,077,457	-
1.80%	263,492	-	60,100	9,986	-	73,648	162,313	-
1.85%	185,364	-	22,264	15,717	-	25,853	53,702	-
1.90%	83,339	-	4,223	2,136	-	9,251	19,432	-
1.95%	256,362	-	59,850	28,584	-	87,119	175,260	-
2.00%	227,348	-	190,898	11,376	-	201,458	303,336	-
2.05%	18,508	-	24,934	5,128	-	28,351	42,859	-
2.10%	101,045	-	30,145	3,831	-	45,074	66,904	-
2.15%	86,103	-	123,900	6,865	-	190,317	220,793	-
2.20%	140,327	-	33,860	14,500	-	38,842	95,670	-
2.25%	63,601	-	108,498	1,768	-	80,015	130,987	-
2.30%	108,727	-	5,838	9,986	-	8,861	23,126	-
2.35%	79,599	-	529,973	9,333	-	477,547	682,446	-
2.40%	33,839	-	38,084	1,417	-	55,160	72,734	-
2.45%	29,745	-	29,618	3,597	-	24,782	35,601	-
2.50%	147,388	-	3,160	3,097	-	2,681	23,456	-
2.55%	9,932	-	34,885	130	-	34,826	48,672	-
2.60%	15,959	-	19,614	254	-	19,332	26,998	-
2.65%	6,555	-	493	1,542	-	627	3,896	-
2.70%	38,402	-	8,929	1,816	-	11,092	13,896	-
2.75%	4,727	-	3,048	1	-	2,660	8,923	-
2.80%	2,758	-	1,610	-	-	1,476	2,076	-
2.85%	19,027	-	275	-	-	372	589	-
2.90%	5,224	-	2,685	-	-	3,061	4,609	-
2.95%	25,637	-	360	-	-	636	769	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	293	-	-	299	380	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	62	62	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$7,308,585	$30,866	$2,568,332	$545,612	$1,786,256	$3,147,247	$6,961,166	$461,534

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	CAF2	GVIX8	GVIDA	NVDBL2	NVDCA2	GVIDC	GVIDM	GVDMA

0.40%	$1	$-	$-	$12	$23	$-	$3,710	$-
0.65%	-	28	-	481	4,697	2,688	11,200	2,295
0.75%	80	97	1,036	5,080	17,258	6,377	25,477	6,680
0.80%	-	112	4,258	12	257	517	4,591	9,060
0.85%	-	1,333	1,052	19,696	15,996	8,225	21,244	3,339
0.95%	-	721	1,106	-	-	1,261	7,083	7,447
1.05%	-	1,638	1,879	502	-	1,815	6,931	11,282
1.10%	15	25,879	12,274	248,550	299,623	190,259	857,634	201,193
1.15%	2,361	37,302	262,635	543,913	1,133,212	813,101	4,353,371	2,650,964
1.20%	196	258	8,977	325	809	10,996	23,560	47,711
1.25%	-	1,871	47,820	69,412	53,323	78,103	439,119	239,963
1.30%	7,681	30,990	127,087	1,462,711	2,132,751	826,192	2,539,330	341,352
1.35%	372	10,350	73,591	104,502	211,652	131,351	896,572	553,392
1.40%	555	6,990	83,185	13,444	6,266	146,505	669,837	385,809
1.45%	429	7,755	41,060	17,907	114,501	116,939	401,417	296,393
1.50%	1,801	5,908	120,012	383,550	600,288	257,056	941,428	299,488
1.55%	2,162	29,696	196,314	312,128	673,613	640,144	2,996,094	2,213,112
1.60%	178	2,297	46,112	15,987	14,402	38,663	256,200	104,556
1.65%	592	30,168	393,434	62,852	179,049	232,238	1,311,045	1,139,724
1.70%	4	1,395	75,102	6,840	27,008	24,369	315,386	235,434
1.75%	12,882	29,755	999,001	952,756	2,940,668	1,380,626	8,630,866	6,063,089
1.80%	171	12,160	93,579	46,215	74,542	293,591	707,194	453,236
1.85%	1,823	4,039	110,101	48,756	212,513	133,266	518,317	340,594
1.90%	316	442	82,259	74,217	9,616	39,347	331,095	272,592
1.95%	1,623	7,752	286,181	215,933	652,228	134,981	1,368,903	1,069,075
2.00%	1,125	13,927	312,271	135,867	163,008	384,990	2,586,431	850,368
2.05%	251	1,620	323,592	31,014	49,775	41,545	552,275	577,882
2.10%	393	1,577	212,856	61,776	187,303	95,575	465,767	484,984
2.15%	1,392	959	442,582	101,139	100,963	76,803	1,819,478	1,646,717
2.20%	380	3,624	43,767	91,199	130,864	171,825	544,200	227,858
2.25%	298	1,173	275,114	97,551	12,704	26,205	693,752	278,475
2.30%	416	2,367	143,517	64,493	45,496	68,052	270,656	284,367
2.35%	1,234	6,891	464,446	286,773	65,139	102,147	3,915,413	1,197,485
2.40%	-	94	66,796	10,627	10,381	29,004	428,472	267,861
2.45%	-	2,622	59,371	13,102	25,754	13,921	141,433	87,758
2.50%	-	818	51,245	180,441	12,531	47,327	659,803	200,276
2.55%	806	75	105,641	8,341	23,024	27,574	299,586	140,221
2.60%	-	103	23,139	23,908	-	13,613	149,051	54,279
2.65%	-	752	7,715	6,268	356	8,119	10,364	21,934
2.70%	-	-	32,392	18,951	-	5,351	122,996	53,628
2.75%	-	152	1,125	2,912	-	10,796	14,422	18,196
2.80%	-	-	24,560	2,462	-	9,271	7,868	12,842
2.85%	-	-	3,038	16,855	-	3,992	13,892	5,842
2.90%	-	-	8,106	26,196	-	-	20,661	32,457
2.95%	-	-	122	7,533	-	-	10,724	2,685
3.00%	-	-	5,959	-	3,529	-	2,693	32,503
3.05%	-	-	6,678	8,752	-	-	940	8,968
3.10%	-	-	856	-	-	-	6,365	2,056
3.15%	-	-	-	-	-	-	652	-
3.20%	-	-	-	1,547	-	-	-	-
3.25%	-	-	-	-	-	-	93	-
3.30%	-	-	-	-	-	-	-	1,095
3.40%	-	-	-	-	-	-	-	-

	$39,537	$285,690	$5,682,943	$5,803,488	$10,205,122	$6,644,720	$40,375,591	$23,438,517

	GVDMC	MCIF	SAM	NVMIG3	NVMIG6	GVDIV2	GVDIV3	GVDIV6

0.40%	$950	$165	$314	$-	$-	$-	$-	$36
0.65%	4,286	43	1,158	-	1,211	-	-	103
0.75%	6,510	735	10,669	-	2,197	-	-	662
0.80%	3,047	1,702	12,128	1,433	-	-	179	-
0.85%	15,516	1,304	6,983	-	7,602	-	-	135
0.95%	4,495	926	8,501	-	666	353	-	2,703
1.05%	562	2,311	4,940	-	1,900	-	-	1,670
1.10%	235,877	5,319	66,461	-	32,511	-	-	21,432
1.15%	1,234,694	146,133	969,882	-	281,683	2,178	-	126,203
1.20%	5,969	1,640	7,941	-	3,731	-	-	1,314
1.25%	171,145	29,491	119,704	-	23,330	484	-	9,061
1.30%	829,819	425,308	1,889,396	367,853	24,924	-	63,487	42,844
1.35%	283,399	42,266	213,186	-	60,632	-	-	25,452
1.40%	172,724	126,617	943,738	166,782	29,042	201	27,357	7,145
1.45%	205,734	49,957	160,823	-	44,515	211	-	14,546
1.50%	275,147	32,799	240,799	-	48,315	857	-	31,085
1.55%	867,560	135,132	795,696	-	310,828	2,746	-	111,239
1.60%	78,155	23,251	148,493	-	7,809	220	-	6,965
1.65%	350,903	33,214	187,686	-	81,180	203	-	25,476
1.70%	64,743	16,653	63,159	-	44,778	78	-	15,211
1.75%	1,964,563	149,633	1,162,214	-	811,925	89	-	189,154
1.80%	281,035	44,767	284,976	-	73,142	793	-	23,284
1.85%	140,480	16,803	153,398	-	35,668	435	-	16,202
1.90%	185,434	6,925	36,588	-	9,230	108	-	11,628
1.95%	292,885	40,074	222,891	-	97,571	198	-	33,426
2.00%	616,048	33,663	285,264	-	199,789	-	-	40,858
2.05%	115,430	21,977	61,592	-	27,912	1,732	-	11,508
2.10%	98,872	16,688	151,729	-	49,263	382	-	15,136
2.15%	383,798	16,073	112,070	-	194,078	39	-	10,087
2.20%	150,702	18,738	186,386	-	39,241	-	-	9,982
2.25%	550,251	8,010	79,195	-	68,815	-	-	6,289
2.30%	92,535	9,431	48,661	-	9,817	-	-	13,783
2.35%	1,673,750	16,659	224,950	-	410,484	-	-	25,608
2.40%	236,622	5,003	30,752	-	56,447	-	-	2,612
2.45%	71,594	3,161	40,866	-	25,147	-	-	4,947
2.50%	459,760	6,723	51,867	-	3,124	-	-	13,415
2.55%	95,112	574	19,872	-	31,622	-	-	3,011
2.60%	25,100	120	13,821	-	14,253	-	-	1,621
2.65%	2,537	774	3,751	-	1,103	-	-	1,150
2.70%	34,643	267	4,320	-	10,257	-	-	1,058
2.75%	5,979	391	6,219	-	2,450	-	-	572
2.80%	4,419	52	1,200	-	1,587	-	-	7,633
2.85%	7,550	-	952	-	348	-	-	-
2.90%	7,726	-	1,077	-	2,942	-	-	697
2.95%	15,919	73	273	-	629	-	-	-
3.00%	14,267	-	-	-	-	-	-	-
3.05%	1,326	314	333	-	294	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	84	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	25	-	-	-	-	41
3.40%	-	-	-	-	-	-	-	-

	$12,339,572	$1,491,859	$9,036,899	$536,068	$3,184,076	$11,307	$91,023	$886,984

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	NVMLG1	NVMLG2	NVMLV1	NVMLV2	NVMMG1	NVMMG2	NVMMV2	SCGF

0.40%	$-	$36	$-	$-	$-	$1	$1	$-
0.65%	-	549	-	17	-	608	976	-
0.75%	-	1,617	-	1,025	-	1,216	1,746	-
0.80%	1,245	-	272	34	5,678	-	1,623	454
0.85%	-	3,356	-	205	-	4,122	5,050	-
0.95%	-	2,618	-	884	-	3,693	-	-
1.05%	-	2,046	-	489	-	2,022	27	-
1.10%	-	17,557	-	9,432	-	27,561	27,219	-
1.15%	-	205,083	-	75,932	-	232,127	180,224	-
1.20%	-	3,489	-	1,793	-	2,605	2,169	-
1.25%	-	33,418	-	19,657	-	29,212	16,715	-
1.30%	113,410	22,544	34,815	40,577	2,147,061	23,148	1,703,489	77,299
1.35%	-	51,112	-	18,297	-	62,102	45,753	-
1.40%	31,776	17,529	13,545	9,257	459,847	19,384	521,649	22,245
1.45%	-	31,740	-	12,912	-	37,791	25,954	-
1.50%	-	53,462	-	39,780	-	45,906	29,426	-
1.55%	-	241,274	-	98,598	-	236,682	204,984	-
1.60%	-	11,605	-	7,624	-	8,424	5,706	-
1.65%	-	64,624	-	21,009	-	78,333	53,471	-
1.70%	-	30,912	-	16,571	-	37,843	29,353	-
1.75%	-	411,482	-	97,313	-	507,925	524,027	-
1.80%	-	76,352	-	43,737	-	61,143	48,814	-
1.85%	-	30,940	-	21,245	-	32,800	19,916	-
1.90%	-	10,017	-	1,829	-	11,967	5,460	-
1.95%	-	61,973	-	34,199	-	71,970	68,008	-
2.00%	-	124,472	-	25,236	-	126,986	128,962	-
2.05%	-	25,999	-	12,433	-	19,605	19,691	-
2.10%	-	39,641	-	9,596	-	33,229	34,056	-
2.15%	-	99,332	-	11,325	-	118,492	130,071	-
2.20%	-	34,303	-	6,551	-	29,676	27,264	-
2.25%	-	41,070	-	5,009	-	44,547	52,551	-
2.30%	-	14,522	-	9,601	-	10,965	8,227	-
2.35%	-	208,938	-	8,087	-	262,407	282,162	-
2.40%	-	28,927	-	2,632	-	36,594	36,800	-
2.45%	-	19,249	-	4,617	-	17,294	16,509	-
2.50%	-	8,215	-	10,605	-	8,395	6,652	-
2.55%	-	15,700	-	140	-	18,494	21,439	-
2.60%	-	7,905	-	797	-	14,850	9,670	-
2.65%	-	2,444	-	1,642	-	668	351	-
2.70%	-	4,570	-	361	-	6,060	6,855	-
2.75%	-	1,154	-	28	-	2,046	1,511	-
2.80%	-	3,676	-	22	-	1,448	850	-
2.85%	-	125	-	-	-	168	222	-
2.90%	-	1,355	-	-	-	1,631	1,967	-
2.95%	-	316	-	26	-	336	457	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	128	-	-	-	148	209	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	30	-	-	-	38	53	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$146,431	$2,067,406	$48,632	$681,124	$2,612,586	$2,292,662	$4,308,289	$99,998

	SCGF2	SCVF	SCVF2	SCF	SCF2	MSBF	NVSTB2	NVOLG1

0.40%	$-	$-	$30	$-	$-	$75	$48	$-
0.65%	37	-	10	-	-	282	109	-
0.75%	37	-	655	-	572	4,035	253	-
0.80%	-	2,073	-	5,926	-	685	152	10,476
0.85%	11	-	405	-	657	957	5	-
0.95%	414	-	1,395	-	4,298	5,853	1,268	-
1.05%	-	-	196	-	2,764	3,036	965	-
1.10%	1,822	-	1,771	-	7,747	25,450	26,786	-
1.15%	34,922	-	57,141	-	131,280	195,352	145,936	1
1.20%	5	-	201	-	662	734	948	-
1.25%	8,190	-	20,872	-	32,187	32,060	7,776	-
1.30%	9,282	340,769	9,489	740,768	13,613	295,582	75,750	3,549,244
1.35%	6,878	-	19,274	-	59,449	56,736	26,917	-
1.40%	2,832	132,333	3,913	338,654	7,093	61,045	30,487	1,469,110
1.45%	12,406	-	28,375	-	30,060	51,716	24,800	-
1.50%	11,834	-	18,036	-	29,943	88,671	48,781	-
1.55%	43,608	-	53,783	-	86,905	199,568	114,912	-
1.60%	5,938	-	8,626	-	9,076	19,349	22,890	-
1.65%	11,318	-	14,253	-	27,597	52,087	25,163	-
1.70%	12,534	-	5,488	-	24,745	13,518	16,752	-
1.75%	41,477	-	36,849	-	72,514	348,450	230,695	-
1.80%	14,257	-	14,943	-	22,819	50,132	28,070	-
1.85%	12,033	-	9,861	-	8,542	47,152	20,532	-
1.90%	3,233	-	3,592	-	12,110	22,471	20,577	-
1.95%	8,767	-	9,757	-	13,439	81,902	39,161	-
2.00%	16,932	-	11,120	-	15,099	66,533	41,654	-
2.05%	4,043	-	2,903	-	2,686	25,263	8,801	-
2.10%	7,930	-	6,994	-	7,561	32,578	23,329	-
2.15%	5,457	-	3,198	-	6,140	17,903	22,886	-
2.20%	17,308	-	2,570	-	5,189	27,600	18,121	-
2.25%	2,035	-	1,656	-	1,796	24,713	25,924	-
2.30%	1,341	-	2,897	-	8,361	27,494	11,025	-
2.35%	6,958	-	3,574	-	4,073	93,903	56,496	-
2.40%	698	-	471	-	870	6,545	12,140	-
2.45%	1,537	-	682	-	439	31,836	5,304	-
2.50%	2,711	-	1,359	-	977	44,126	56,183	-
2.55%	244	-	309	-	2,966	8,911	6,566	-
2.60%	213	-	204	-	171	5,711	12,563	-
2.65%	199	-	-	-	49	6,829	2,447	-
2.70%	-	-	313	-	145	1,119	2,762	-
2.75%	6	-	-	-	-	557	2,875	-
2.80%	7,542	-	-	-	236	1,324	576	-
2.85%	-	-	-	-	341	1,719	681	-
2.90%	-	-	25	-	327	-	884	-
2.95%	-	-	-	-	200	337	281	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	59	-
3.40%	-	-	-	-	-	-	-	-

	$316,989	$475,175	$357,190	$1,085,348	$655,698	$2,081,899	$1,221,290	$5,028,831

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	NVOLG2	NVTIV3	EIF2	NVRE1	NVRE2	ALVBWB	ALVGIB	ALVSVB

0.40%	$-	$109	$-	$-	$-	$91	$-	$11
0.65%	73	1,208	253	-	43	-	-	75
0.75%	345	3,409	1,555	-	404	-	-	1,036
0.80%	-	-	91	5,239	-	-	-	766
0.85%	652	8,323	2,191	-	591	-	-	288
0.95%	3,309	33	33	-	5,405	-	2,407	1,201
1.05%	5,368	8	141	-	2,124	-	1,780	2,319
1.10%	30,610	54,749	29,369	-	5,995	-	328	13,618
1.15%	630,311	365,286	189,417	-	201,585	-	12,703	63,334
1.20%	7,325	3,576	1,936	-	514	-	700	658
1.25%	167,085	24,076	29,089	-	31,111	-	13,434	12,620
1.30%	36,632	165,055	137,260	624,397	9,648	-	1,727	104,293
1.35%	253,874	77,174	41,622	-	48,926	-	83	21,860
1.40%	58,801	32,549	28,156	287,622	11,540	-	596	23,127
1.45%	148,557	40,707	25,620	-	41,528	-	7,553	12,671
1.50%	153,396	88,275	88,705	-	51,994	-	10,225	41,989
1.55%	603,302	355,380	217,632	-	185,924	-	15,748	77,682
1.60%	62,552	9,662	19,211	-	21,435	-	2,802	10,306
1.65%	190,761	92,621	51,189	-	34,610	-	1,455	31,503
1.70%	70,146	44,992	47,560	-	21,511	-	3,248	14,741
1.75%	525,398	995,341	483,346	-	112,777	-	7,219	121,388
1.80%	232,594	80,188	59,196	-	57,100	-	10,862	29,094
1.85%	123,319	45,006	38,701	-	23,094	-	1,057	18,109
1.90%	27,592	10,301	11,087	-	7,831	-	3,484	3,530
1.95%	102,139	154,303	73,332	-	25,268	-	1,348	43,099
2.00%	135,495	230,090	101,873	-	31,757	-	236	27,618
2.05%	73,752	31,988	17,498	-	7,584	-	2,528	6,090
2.10%	92,005	65,929	33,014	-	26,924	-	1,995	11,656
2.15%	126,213	204,033	80,360	-	6,002	-	1,730	11,150
2.20%	56,543	55,783	37,456	-	31,966	-	85	6,846
2.25%	31,181	70,276	15,912	-	3,025	-	608	4,941
2.30%	35,753	18,521	16,565	-	7,902	-	822	13,293
2.35%	75,701	443,191	116,946	-	3,866	-	-	17,973
2.40%	31,370	58,508	21,734	-	1,512	-	263	1,806
2.45%	11,141	34,104	11,036	-	2,037	-	109	6,501
2.50%	17,444	2,946	13,998	-	22	-	-	10,102
2.55%	7,447	34,960	13,133	-	1,480	-	45	2,804
2.60%	8,387	15,298	3,933	-	-	-	36	625
2.65%	2,091	3,012	1,726	-	157	-	-	-
2.70%	1,983	10,608	3,001	-	81	-	-	419
2.75%	155	2,514	873	-	-	-	-	582
2.80%	2,674	1,333	4,474	-	2,852	-	-	1,339
2.85%	185	357	115	-	-	-	-	-
2.90%	-	3,060	787	-	-	-	-	-
2.95%	251	668	351	-	-	-	-	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	295	65	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	84	30	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$4,143,912	$3,939,889	$2,071,572	$917,258	$1,028,125	$91	$107,216	$773,063

	ACVB	ACVCA	ACVIG	ACVIG2	ACVIP2	ACVI	ACVI3	ACVI4

0.40%	$-	$-	$-	$-	$337	$-	$-	$-
0.65%	-	-	-	-	497	-	-	-
0.75%	-	-	-	-	3,689	-	-	-
0.80%	1,475	-	443	-	753	-	-	-
0.85%	-	-	-	-	11,047	-	-	-
0.95%	-	-	-	3,126	14,051	-	-	-
1.05%	-	-	-	3,936	8,703	-	-	-
1.10%	-	-	-	-	42,374	-	-	-
1.15%	-	-	-	13,526	369,867	-	-	-
1.20%	-	-	-	-	2,287	-	-	-
1.25%	-	-	-	6,703	82,368	-	-	-
1.30%	328,694	1,316	140,411	-	461,025	110	3	-
1.35%	-	-	-	354	88,320	-	-	-
1.40%	143,344	72	50,894	2,548	128,715	193	-	-
1.45%	-	-	-	2,505	74,850	-	-	-
1.50%	-	-	-	2,289	122,141	-	-	-
1.55%	-	-	-	18,077	402,418	-	-	1
1.60%	-	-	-	582	57,739	-	-	-
1.65%	-	-	-	1,043	112,159	-	-	-
1.70%	-	-	-	348	26,618	-	-	-
1.75%	-	-	-	1,479	555,228	-	-	-
1.80%	-	-	-	3,292	128,660	-	-	-
1.85%	-	-	-	2,412	73,797	-	-	-
1.90%	-	-	-	626	11,469	-	-	-
1.95%	-	-	-	3,081	148,146	-	-	-
2.00%	-	-	-	-	83,347	-	-	-
2.05%	-	-	-	1,376	41,208	-	-	-
2.10%	-	-	-	4,910	74,031	-	-	-
2.15%	-	-	-	48	33,036	-	-	-
2.20%	-	-	-	370	77,223	-	-	-
2.25%	-	-	-	-	33,024	-	-	-
2.30%	-	-	-	23	36,926	-	-	-
2.35%	-	-	-	-	65,451	-	-	-
2.40%	-	-	-	81	12,346	-	-	-
2.45%	-	-	-	19	14,311	-	-	-
2.50%	-	-	-	-	41,592	-	-	-
2.55%	-	-	-	78	8,557	-	-	-
2.60%	-	-	-	-	10,274	-	-	-
2.65%	-	-	-	-	137	-	-	-
2.70%	-	-	-	-	1,786	-	-	-
2.75%	-	-	-	-	182	-	-	-
2.80%	-	-	-	-	382	-	-	-
2.85%	-	-	-	-	575	-	-	-
2.90%	-	-	-	-	68	-	-	-
2.95%	-	-	-	-	550	-	-	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	316	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	86	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$473,513	$1,388	$191,748	$72,832	$3,462,666	$303	$3	$1

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	ACVMV1	ACVMV2	ACVU2	ACVVS1	DVSCS	DCAP

0.40%	$-	$33	$-	$-	$73	$-
0.65%	-	10	-	-	126	-
0.75%	-	2,073	-	-	1,394	-
0.80%	1,428	-	-	-	544	1,700
0.85%	-	2,131	-	-	2,575	-
0.95%	-	1,366	-	-	2,719	-
1.05%	-	1,052	-	-	5,000	-
1.10%	-	22,698	-	-	8,899	-
1.15%	-	104,200	-	-	135,471	-
1.20%	-	367	-	-	1,221	-
1.25%	-	14,704	-	-	17,815	-
1.30%	68,720	57,622	-	91	152,408	298,009
1.35%	-	35,679	-	-	31,930	-
1.40%	21,911	10,296	-	-	41,156	102,529
1.45%	-	20,007	-	-	35,660	-
1.50%	-	33,952	-	-	44,240	-
1.55%	-	120,178	108	-	124,658	-
1.60%	-	14,521	-	-	13,325	-
1.65%	-	24,214	-	-	21,647	-
1.70%	-	9,884	-	-	11,281	-
1.75%	-	198,279	-	-	209,196	-
1.80%	-	31,897	-	-	62,709	-
1.85%	-	21,309	-	-	17,228	-
1.90%	-	6,260	-	-	4,140	-
1.95%	-	53,826	-	-	34,896	-
2.00%	-	24,262	-	-	38,427	-
2.05%	-	8,812	-	-	7,657	-
2.10%	-	23,245	-	-	16,696	-
2.15%	-	23,213	-	-	35,483	-
2.20%	-	35,578	-	-	13,670	-
2.25%	-	4,758	-	-	5,251	-
2.30%	-	8,883	-	-	5,276	-
2.35%	-	21,679	-	-	36,998	-
2.40%	-	4,738	-	-	9,622	-
2.45%	-	5,734	-	-	2,733	-
2.50%	-	21,238	-	-	4,077	-
2.55%	-	2,240	-	-	3,708	-
2.60%	-	1,737	-	-	3,235	-
2.65%	-	1,733	-	-	611	-
2.70%	-	2,361	-	-	1,203	-
2.75%	-	42	-	-	292	-
2.80%	-	340	-	-	194	-
2.85%	-	569	-	-	64	-
2.90%	-	-	-	-	298	-
2.95%	-	251	-	-	77	-
3.00%	-	-	-	-	-	-
3.05%	-	-	-	-	38	-
3.10%	-	-	-	-	-	-
3.15%	-	-	-	-	-	-
3.20%	-	-	-	-	14	-
3.25%	-	-	-	-	-	-
3.30%	-	50	-	-	-	-
3.40%	-	-	-	-	-	-

	$92,059	$978,021	$108	$91	$1,165,935	$402,238

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	DCAPS	DVDLS	DGI	FCA2S	FQB	FQBS	FEIP

0.40%	$110	$-	$-	$-	$-	$-	$-
0.65%	-	-	-	-	-	-	-
0.75%	1,331	-	-	-	-	-	-
0.80%	-	-	503	-	463	-	5,683
0.85%	1,641	-	-	-	-	-	-
0.95%	4,246	890	-	136	-	2,673	-
1.05%	4,724	55	-	11	-	1,715	-
1.10%	9,215	-	-	120	-	2,195	-
1.15%	100,865	7,961	-	4,973	-	99,281	-
1.20%	-	-	-	57	-	7,101	-
1.25%	16,875	1,008	-	3,009	-	42,148	-
1.30%	85,367	-	135,309	-	110,914	287	3,340,314
1.35%	23,938	10	-	-	-	36,581	-
1.40%	6,497	170	56,375	351	47,303	8,736	1,431,740
1.45%	28,747	186	-	747	-	29,159	-
1.50%	50,724	525	-	1,953	-	34,329	-
1.55%	96,556	3,709	-	8,487	-	101,846	-
1.60%	13,516	317	-	1,402	-	8,602	-
1.65%	29,856	370	-	430	-	41,203	-
1.70%	15,732	841	-	527	-	23,392	-
1.75%	135,759	315	-	503	-	91,776	-
1.80%	24,225	2,477	-	983	-	70,800	-
1.85%	25,908	87	-	1,313	-	12,921	-
1.90%	5,637	-	-	562	-	4,409	-
1.95%	53,502	872	-	437	-	12,363	-
2.00%	24,952	13	-	-	-	20,610	-
2.05%	12,382	174	-	2,093	-	8,784	-
2.10%	17,475	390	-	18	-	8,810	-
2.15%	13,133	-	-	261	-	16,963	-
2.20%	12,444	-	-	-	-	8,613	-
2.25%	4,019	362	-	276	-	4,664	-
2.30%	13,414	-	-	-	-	8,521	-
2.35%	21,426	-	-	-	-	11,030	-
2.40%	2,014	129	-	39	-	5,083	-
2.45%	2,562	-	-	-	-	830	-
2.50%	11,113	-	-	-	-	394	-
2.55%	2,703	-	-	-	-	-	-
2.60%	5,477	-	-	-	-	9,224	-
2.65%	256	-	-	-	-	-	-
2.70%	444	-	-	-	-	28	-
2.75%	1,084	-	-	-	-	-	-
2.80%	606	-	-	-	-	-	-
2.85%	-	-	-	-	-	-	-
2.90%	-	-	-	-	-	-	-
2.95%	-	-	-	-	-	-	-
3.00%	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-

	$880,475	$20,861	$192,187	$28,688	$158,680	$735,071	$4,777,737

	FVSS2	FHIP	FAMP	FNRS2	FEI2	FF10S	FF10S2

0.40%	$-	$-	$-	$-	$95	$-	$-
0.65%	-	-	-	-	-	-	-
0.75%	-	-	-	733	913	-	-
0.80%	-	1,466	968	2,164	-	443	-
0.85%	-	-	-	6,656	844	-	-
0.95%	-	-	-	1,738	620	-	-
1.05%	-	-	-	3,455	1,404	-	-
1.10%	266	-	-	7,654	33,438	-	66,259
1.15%	27,761	-	-	165,642	358,508	-	182,235
1.20%	5,553	-	-	893	4,089	-	831
1.25%	11,939	-	-	19,233	68,262	-	14,050
1.30%	-	483,411	1,737,541	243,632	128,176	53,452	142,322
1.35%	8,152	-	-	52,909	93,679	-	35,130
1.40%	4,350	283,456	390,806	62,769	16,580	19,549	14,449
1.45%	3,749	-	-	35,619	71,248	-	56,035
1.50%	6,187	-	-	33,541	104,001	-	47,691
1.55%	28,609	-	-	183,182	284,354	-	121,983
1.60%	3,132	-	-	18,582	38,941	-	15,726
1.65%	15,149	-	-	44,455	78,140	-	39,576
1.70%	1,460	-	-	16,950	26,251	-	13,814
1.75%	12,441	-	-	130,815	385,443	-	326,564
1.80%	8,030	-	-	61,725	103,375	-	24,585
1.85%	7,192	-	-	18,819	64,838	-	20,487
1.90%	1,379	-	-	2,985	17,251	-	3,528
1.95%	6,254	-	-	30,899	92,486	-	49,197
2.00%	2,624	-	-	42,617	97,235	-	92,044
2.05%	8,363	-	-	4,898	54,322	-	9,895
2.10%	3,469	-	-	144,665	44,655	-	49,223
2.15%	5,087	-	-	13,727	49,640	-	83,969
2.20%	1,293	-	-	67,676	71,059	-	23,368
2.25%	1,640	-	-	1,052	19,365	-	14,439
2.30%	391	-	-	11,047	22,017	-	5,348
2.35%	1,366	-	-	1,695	58,104	-	96,010
2.40%	544	-	-	2,247	5,736	-	4,658
2.45%	104	-	-	4,133	20,373	-	9,100
2.50%	152	-	-	451	15,641	-	10,741
2.55%	113	-	-	129	3,732	-	6,565
2.60%	3,326	-	-	-	1,695	-	4,074
2.65%	237	-	-	751	3,773	-	-
2.70%	-	-	-	65	3,352	-	-
2.75%	-	-	-	201	596	-	-
2.80%	188	-	-	1,330	893	-	-
2.85%	-	-	-	-	1	-	-
2.90%	-	-	-	-	68	-	-
2.95%	-	-	-	-	585	-	-
3.00%	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-
3.30%	-	-	-	-	59	-	-
3.40%	-	-	-	-	-	-	-

	$180,500	$768,333	$2,129,315	$1,441,734	$2,445,837	$73,444	$1,583,896

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	FF20S	FF20S2	FF30S	FF30S2	FGP	FG2	FHIPR	FIGBS

0.40%	$-	$-	$-	$-	$-	$33	$-	$-
0.65%	-	-	-	-	-	85	-	-
0.75%	-	-	-	-	-	766	-	-
0.80%	284	-	1,180	-	8,234	-	408	1,786
0.85%	-	-	-	-	-	2,285	-	-
0.95%	-	-	-	-	-	210	-	-
1.05%	-	-	-	-	-	1,971	-	-
1.10%	-	175,848	-	1,162	-	13,153	-	-
1.15%	-	620,081	-	26,659	-	160,481	-	-
1.20%	-	2,948	-	75	-	5,837	-	-
1.25%	-	39,507	-	16,544	-	29,337	-	-
1.30%	117,832	639,898	83,116	5,816	3,839,601	84,452	201,611	249,651
1.35%	-	126,718	-	30,828	-	36,758	-	-
1.40%	10,991	20,369	7,291	5	970,839	9,372	98,042	110,620
1.45%	-	93,636	-	8,243	-	35,895	-	-
1.50%	-	158,975	-	9,269	-	58,248	-	-
1.55%	-	470,249	-	41,968	-	150,710	-	-
1.60%	-	21,956	-	2,023	-	15,524	-	-
1.65%	-	86,131	-	12,810	-	48,532	-	-
1.70%	-	13,951	-	10,185	-	25,566	-	-
1.75%	-	1,057,671	-	106,130	-	187,698	-	-
1.80%	-	37,576	-	7,438	-	60,856	-	-
1.85%	-	59,788	-	3,765	-	50,756	-	-
1.90%	-	9,182	-	2,527	-	8,425	-	-
1.95%	-	182,147	-	19,117	-	45,757	-	-
2.00%	-	166,197	-	8,976	-	47,271	-	-
2.05%	-	21,562	-	9,516	-	22,730	-	-
2.10%	-	46,755	-	4,198	-	24,245	-	-
2.15%	-	121,946	-	42,877	-	20,794	-	-
2.20%	-	74,467	-	2,502	-	29,175	-	-
2.25%	-	4,797	-	947	-	8,073	-	-
2.30%	-	19,506	-	11,706	-	14,862	-	-
2.35%	-	61,262	-	17,847	-	11,272	-	-
2.40%	-	17,103	-	5,898	-	7,791	-	-
2.45%	-	12,291	-	3,700	-	8,025	-	-
2.50%	-	8,827	-	802	-	7,530	-	-
2.55%	-	5,875	-	1,456	-	8,831	-	-
2.60%	-	356	-	-	-	1,477	-	-
2.65%	-	932	-	-	-	1,368	-	-
2.70%	-	-	-	-	-	954	-	-
2.75%	-	1,099	-	-	-	228	-	-
2.80%	-	-	-	-	-	204	-	-
2.85%	-	99	-	-	-	573	-	-
2.90%	-	-	-	-	-	-	-	-
2.95%	-	749	-	-	-	149	-	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$129,107	$4,380,454	$91,587	$414,989	$4,818,674	$1,248,259	$300,061	$362,057

	FIGBP2	FMCS	FMC2	FOP	FOPR	FO2	FO2R	FVSS

0.40%	$199	$-	$116	$-	$-	$-	$30	$-
0.65%	2,343	-	137	-	-	-	13	-
0.75%	11,110	-	1,740	-	-	-	730	-
0.80%	-	3,404	-	452	1,128	-	-	388
0.85%	19,686	-	6,699	-	-	-	1,877	-
0.95%	4,003	-	2,558	-	-	-	352	-
1.05%	5,138	-	6,606	-	-	-	811	-
1.10%	87,319	-	46,223	-	-	792	12,789	-
1.15%	804,415	-	573,609	-	-	12,714	130,256	-
1.20%	6,431	-	3,511	-	-	-	1,148	-
1.25%	84,068	-	83,447	-	-	8,007	15,072	-
1.30%	205,227	331,080	172,257	666,022	322,379	962	43,590	71,596
1.35%	182,369	-	195,890	-	-	-	31,542	-
1.40%	71,922	83,961	33,708	162,750	65,298	1,827	4,500	20,805
1.45%	130,519	-	94,739	-	-	1,928	31,677	-
1.50%	168,201	-	143,459	-	-	3,301	38,302	-
1.55%	673,762	-	461,822	-	-	4,418	117,239	-
1.60%	50,393	-	59,137	-	-	611	9,249	-
1.65%	216,113	-	181,118	-	-	909	29,324	-
1.70%	99,772	-	54,956	-	-	3,945	25,733	-
1.75%	1,548,205	-	656,106	-	-	790	141,172	-
1.80%	179,621	-	164,100	-	-	2,088	46,078	-
1.85%	91,871	-	86,637	-	-	440	25,550	-
1.90%	31,617	-	42,230	-	-	451	8,926	-
1.95%	226,897	-	135,355	-	-	650	31,288	-
2.00%	400,649	-	135,344	-	-	127	33,890	-
2.05%	75,733	-	79,503	-	-	188	4,444	-
2.10%	93,909	-	76,615	-	-	282	18,234	-
2.15%	273,609	-	103,354	-	-	-	9,378	-
2.20%	95,898	-	46,224	-	-	8	11,737	-
2.25%	174,926	-	34,255	-	-	34	6,948	-
2.30%	35,673	-	44,525	-	-	173	9,911	-
2.35%	844,998	-	104,842	-	-	-	32,306	-
2.40%	89,134	-	28,317	-	-	-	1,763	-
2.45%	45,234	-	16,898	-	-	-	4,052	-
2.50%	42,448	-	32,656	-	-	-	10,024	-
2.55%	62,063	-	16,726	-	-	-	1,428	-
2.60%	35,059	-	28,232	-	-	-	2,181	-
2.65%	3,780	-	3,640	-	-	-	656	-
2.70%	17,215	-	1,862	-	-	-	1,253	-
2.75%	7,443	-	157	-	-	-	126	-
2.80%	2,437	-	6,908	-	-	-	3,039	-
2.85%	446	-	255	-	-	-	450	-
2.90%	6,772	-	946	-	-	-	-	-
2.95%	839	-	433	-	-	-	71	-
3.00%	-	-	-	-	-	-	-	-
3.05%	463	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	61	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	59	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$7,209,990	$418,445	$3,967,911	$829,224	$388,805	$44,645	$899,139	$92,789

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	FTVIS2	FTVRD2	FTVSV2	FTVDM3	TIF2	TIF3	FTVGI3	FTVFA2

0.40%	$-	$-	$11	$-	$-	$-	$-	$-
0.65%	-	-	566	-	-	-	112	-
0.75%	1,281	-	1,819	-	-	-	568	-
0.80%	792	-	276	422	-	318	768	-
0.85%	1,885	-	4,130	-	-	1	1,006	143
0.95%	1,559	2,710	5,362	288	378	1,981	1,718	-
1.05%	725	1,614	4,760	1,670	39	2,118	3,392	528
1.10%	21,616	3,591	26,607	3,628	462	17,156	9,831	2,542
1.15%	233,930	142,395	252,715	57,271	11,465	164,077	227,109	19,779
1.20%	1,835	4,129	10,795	312	365	1,516	522	-
1.25%	41,513	53,404	36,811	6,590	7,346	20,520	34,849	5,545
1.30%	177,844	2,734	141,952	56,371	-	41,806	270,427	28,049
1.35%	131,150	46,558	84,116	18,739	-	49,727	90,168	13,004
1.40%	115,718	14,798	52,704	21,853	3,453	18,268	94,428	6,603
1.45%	58,318	29,748	54,123	23,164	3,035	41,170	80,978	19,147
1.50%	85,776	40,611	61,128	17,584	5,372	49,379	69,182	20,416
1.55%	264,494	160,285	246,021	78,685	9,085	186,177	146,841	69,481
1.60%	51,347	17,328	19,160	5,139	6,856	17,688	65,378	11,112
1.65%	90,765	64,414	67,739	13,995	1,055	37,660	74,208	5,262
1.70%	28,080	17,188	32,446	4,109	2,230	27,053	11,314	4,182
1.75%	328,085	93,477	459,673	59,619	1,231	237,464	168,662	58,620
1.80%	100,800	83,103	75,800	25,107	4,659	45,379	97,812	9,280
1.85%	32,140	29,356	34,114	7,280	1,203	25,167	28,436	3,931
1.90%	2,832	11,973	8,089	3,491	2,702	14,298	2,124	82
1.95%	53,050	28,647	80,518	17,476	1,584	39,557	27,959	11,546
2.00%	78,435	44,205	127,959	12,180	81	41,089	42,664	6,091
2.05%	10,107	33,931	22,655	2,440	770	9,909	8,434	840
2.10%	27,497	26,202	41,883	31,918	1,120	22,547	7,921	154
2.15%	18,063	26,156	87,239	5,863	322	18,996	5,140	791
2.20%	8,364	26,070	29,982	2,295	-	14,513	21,210	6,802
2.25%	15,317	5,124	38,675	1,307	522	15,777	4,772	166
2.30%	8,351	15,702	11,919	6,386	-	19,281	2,937	1,467
2.35%	6,850	12,771	232,993	176	-	66,354	916	3,004
2.40%	3,290	2,919	23,067	994	-	6,606	1,267	1,063
2.45%	4,357	3,908	16,201	1,549	-	4,840	2,636	-
2.50%	649	3,521	11,572	570	-	36,943	65	-
2.55%	2,456	853	16,877	1,173	-	3,622	1,480	2,425
2.60%	1,024	2,951	9,694	-	-	8,874	433	-
2.65%	-	662	343	301	-	138	1,274	1,516
2.70%	-	53	5,087	75	-	2,345	-	-
2.75%	-	-	903	30	-	917	869	-
2.80%	782	14	3,469	258	-	1,534	-	-
2.85%	-	1	135	-	-	677	-	-
2.90%	-	-	1,335	-	-	-	-	-
2.95%	843	26	218	-	-	431	-	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	215	-	-	185	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	22	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	41	-	-
3.40%	-	-	-	-	-	-	-	-

	$2,011,920	$1,053,132	$2,443,878	$490,308	$65,335	$1,314,099	$1,609,810	$313,571

	AMTB	AMTG	AMINS	AMTP	AMFAS	AMSRS	OVMS

0.40%	$14	$-	$-	$-	$-	$-	$-
0.65%	1,184	-	-	-	-	-	-
0.75%	7,389	-	-	-	-	-	-
0.80%	411	-	-	-	155	171	593
0.85%	6,500	-	-	-	-	1	-
0.95%	6,948	-	-	-	996	7,773	-
1.05%	1,037	-	-	-	76	3,152	-
1.10%	33,474	-	-	-	292	6,740	-
1.15%	268,360	-	-	-	4,788	62,686	-
1.20%	3,726	-	-	-	49	-	-
1.25%	26,285	-	-	-	3,206	8,656	-
1.30%	300,563	123	-	29	7,709	82,481	413,559
1.35%	52,806	-	-	-	1,131	18,970	-
1.40%	154,357	70	-	281	8,986	17,669	188,811
1.45%	63,850	-	-	-	3,746	13,028	-
1.50%	55,921	-	-	-	2,229	13,240	-
1.55%	253,030	-	-	-	11,785	36,280	-
1.60%	19,035	-	-	-	1,322	4,507	-
1.65%	91,253	-	-	-	5,018	18,962	-
1.70%	43,364	-	-	-	2,721	4,813	-
1.75%	507,699	-	5	-	9,534	80,795	-
1.80%	87,607	-	-	-	3,543	14,050	-
1.85%	34,097	-	-	-	866	8,185	-
1.90%	14,084	-	-	-	585	8,296	-
1.95%	78,510	-	-	-	1,651	6,087	-
2.00%	171,442	-	1	-	689	6,331	-
2.05%	26,072	-	-	-	2,548	7,078	-
2.10%	39,404	-	-	-	1,791	7,851	-
2.15%	96,708	-	-	-	1,449	7,085	-
2.20%	41,553	-	-	-	1,901	4,960	-
2.25%	105,059	-	-	-	301	839	-
2.30%	20,343	-	-	-	316	2,990	-
2.35%	460,846	-	1	-	1,884	4,747	-
2.40%	32,040	-	-	-	1,231	6,326	-
2.45%	29,930	-	-	-	25	-	-
2.50%	16,933	-	-	-	109	566	-
2.55%	27,342	-	-	-	50	37	-
2.60%	17,925	-	-	-	-	321	-
2.65%	4,379	-	-	-	-	266	-
2.70%	7,387	-	-	-	-	-	-
2.75%	6,296	-	-	-	-	-	-
2.80%	1,344	-	-	-	30	-	-
2.85%	749	-	-	-	-	-	-
2.90%	1,975	-	-	-	-	-	-
2.95%	421	-	-	-	-	-	-
3.00%	-	-	-	-	-	-	-
3.05%	544	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-

	$3,220,196	$193	$7	$310	$82,712	$465,939	$602,963

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	OVB	OVGS3	OVGS4	OVGS	OVGSS	OVHI3	OVHI4	OVHI

0.40%	$-	$-	$-	$-	$-	$-	$-	$-
0.65%	-	-	-	-	-	-	-	-
0.75%	-	-	394	-	-	-	-	-
0.80%	467	1,487	-	982	-	568	-	21
0.85%	-	-	1,327	-	-	-	-	-
0.95%	-	-	8,844	-	9	-	1,110	-
1.05%	-	-	6,292	-	254	-	361	-
1.10%	-	-	7,007	-	471	-	126	-
1.15%	-	-	212,161	-	23,866	-	23,066	-
1.20%	-	-	1,547	-	819	-	131	-
1.25%	-	-	44,513	-	29,403	-	2,990	-
1.30%	315,889	660,339	18,646	1,034,325	3,164	5,653	-	317
1.35%	-	-	98,704	-	-	-	7,065	-
1.40%	197,924	128,738	16,234	592,919	2,419	1,276	855	105
1.45%	-	-	55,747	-	5,971	-	9,825	-
1.50%	-	-	43,357	-	8,023	-	5,408	-
1.55%	-	-	146,983	-	20,590	-	19,875	-
1.60%	-	-	18,710	-	422	-	320	-
1.65%	-	-	68,482	-	1,703	-	3,634	-
1.70%	-	-	10,411	-	2,135	-	1,222	-
1.75%	-	-	91,349	-	2,439	-	19,328	-
1.80%	-	-	43,693	-	13,610	-	5,782	-
1.85%	-	-	14,813	-	4,518	-	1,259	-
1.90%	-	-	3,653	-	2,738	-	1,037	-
1.95%	-	-	20,591	-	1,278	-	2,030	-
2.00%	-	-	21,276	-	1,067	-	6,656	-
2.05%	-	-	4,504	-	1,488	-	52	-
2.10%	-	-	15,661	-	2,324	-	2,344	-
2.15%	-	-	3,577	-	1,277	-	466	-
2.20%	-	-	17,969	-	-	-	2,127	-
2.25%	-	-	2,453	-	166	-	131	-
2.30%	-	-	1,947	-	226	-	181	-
2.35%	-	-	4,352	-	-	-	-	-
2.40%	-	-	2,158	-	-	-	64	-
2.45%	-	-	198	-	-	-	414	-
2.50%	-	-	129	-	-	-	-	-
2.55%	-	-	996	-	-	-	-	-
2.60%	-	-	-	-	-	-	-	-
2.65%	-	-	-	-	-	-	-	-
2.70%	-	-	92	-	-	-	-	-
2.75%	-	-	-	-	-	-	3	-
2.80%	-	-	-	-	-	-	-	-
2.85%	-	-	-	-	-	-	-	-
2.90%	-	-	-	-	-	-	-	-
2.95%	-	-	-	-	-	-	-	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$514,280	$790,564	$1,008,770	$1,628,226	$130,380	$7,497	$117,862	$443

	OVHIS	OVGI	OVGIS	OVSC	OVSCS	OVAG	PMVFAD	PMVLAD

0.40%	$-	$-	$18	$-	$-	$-	$-	$246
0.65%	-	-	1,206	-	25	-	-	994
0.75%	-	-	2,701	-	23	-	884	8,260
0.80%	-	484	-	227	-	436	115	509
0.85%	-	-	8,461	-	699	-	1,073	9,187
0.95%	499	-	1,276	-	1,706	-	80	6,010
1.05%	432	-	920	-	2,917	-	225	6,629
1.10%	277	-	41,413	-	9,881	-	7,218	55,567
1.15%	7,520	-	351,662	-	93,755	-	39,013	351,515
1.20%	286	-	3,726	-	163	-	141	1,962
1.25%	3,308	-	40,385	-	16,276	-	6,289	38,755
1.30%	-	124,847	57,811	42,652	29,500	122,865	41,782	400,622
1.35%	2,019	-	85,749	-	42,060	-	15,814	93,318
1.40%	1,682	31,036	35,248	11,063	4,295	25,451	12,983	77,760
1.45%	1,859	-	51,864	-	25,452	-	6,896	57,044
1.50%	1,356	-	79,577	-	22,666	-	14,520	156,186
1.55%	8,956	-	392,928	-	114,560	-	35,087	352,166
1.60%	418	-	13,720	-	13,512	-	27,798	72,731
1.65%	2,106	-	103,361	-	44,307	-	9,082	96,371
1.70%	888	-	61,728	-	7,757	-	2,390	31,629
1.75%	3,233	-	918,196	-	98,676	-	32,896	781,707
1.80%	4,770	-	106,006	-	45,226	-	9,548	112,676
1.85%	795	-	39,179	-	16,426	-	2,334	72,552
1.90%	509	-	11,258	-	4,306	-	1,505	16,932
1.95%	302	-	126,276	-	30,123	-	10,218	205,944
2.00%	1,688	-	229,756	-	22,667	-	10,773	199,539
2.05%	576	-	42,099	-	6,621	-	3,012	38,265
2.10%	997	-	65,599	-	22,805	-	5,885	49,960
2.15%	220	-	220,583	-	9,125	-	1,194	100,762
2.20%	625	-	50,307	-	8,137	-	2,783	101,351
2.25%	185	-	81,003	-	2,327	-	254	44,826
2.30%	32	-	13,905	-	5,306	-	780	21,144
2.35%	118	-	498,908	-	9,137	-	-	241,834
2.40%	-	-	61,741	-	1,119	-	207	28,686
2.45%	8	-	29,701	-	4,763	-	906	30,593
2.50%	-	-	14,752	-	5,899	-	-	6,718
2.55%	-	-	38,010	-	968	-	1,832	20,734
2.60%	-	-	21,102	-	82	-	-	7,753
2.65%	-	-	2,524	-	1,093	-	-	2,402
2.70%	26	-	10,355	-	134	-	-	5,315
2.75%	-	-	3,444	-	323	-	-	1,366
2.80%	-	-	1,598	-	3,705	-	-	27,688
2.85%	-	-	545	-	-	-	-	157
2.90%	-	-	3,150	-	-	-	-	1,372
2.95%	-	-	618	-	-	-	-	275
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	304	-	-	-	-	140
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	69	-	-	-	-	30
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	42	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$45,690	$156,367	$3,924,742	$53,942	$728,564	$148,752	$305,517	$3,938,182

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	PMVTRD	PVGIB	PVTIGB	PVTVB	AVBV2	AVCA2	AVCD2	VYDS

0.40%	$4	$-	$-	$-	$-	$-	$-	$-
0.65%	-	-	-	-	-	-	-	-
0.75%	126	-	-	-	-	-	1	-
0.80%	-	-	-	-	-	45	127	-
0.85%	1,614	-	-	-	-	-	200	-
0.95%	276	2	-	77	-	710	1,041	-
1.05%	382	105	-	8	-	1,527	202	-
1.10%	503	490	-	210	-	855	3,564	-
1.15%	21,125	8,204	1,537	10,031	-	11,920	36,758	370
1.20%	45	24	-	-	-	-	411	-
1.25%	963	2,188	619	5,935	-	3,729	9,761	3,742
1.30%	80,140	-	-	-	-	2,444	30,447	-
1.35%	8,620	1,215	-	880	-	1,179	12,521	1,207
1.40%	8,409	258	1,015	494	-	4,265	6,135	-
1.45%	3,284	1,167	359	1,535	-	1,979	9,554	-
1.50%	19,974	1,063	836	972	-	5,236	13,049	-
1.55%	12,295	8,989	327	4,997	89	14,003	44,753	49
1.60%	11,381	414	31	5,149	-	681	5,092	141
1.65%	5,090	5,254	-	6,352	-	2,637	13,131	224
1.70%	1,094	492	-	799	-	4,497	7,570	-
1.75%	70,040	3,270	630	6,826	-	14,297	57,598	-
1.80%	3,405	2,144	1,065	6,133	-	3,074	14,722	-
1.85%	13,525	902	404	856	-	4,931	6,528	-
1.90%	319	797	-	616	-	3,457	2,336	-
1.95%	20,036	1,007	-	274	-	2,649	21,030	293
2.00%	6,236	929	-	830	-	4,867	18,753	-
2.05%	3,560	3,002	549	1,804	-	4,936	7,983	-
2.10%	4,565	1,501	76	367	-	3,137	22,753	-
2.15%	3,980	1,775	-	-	-	3,870	17,254	-
2.20%	10,664	259	-	107	-	842	5,658	-
2.25%	205	1,204	-	727	-	906	2,351	-
2.30%	2,555	301	-	510	-	559	11,962	-
2.35%	1,547	582	-	598	-	5,112	11,970	-
2.40%	766	132	153	243	-	1,089	2,205	-
2.45%	700	154	-	1,132	-	1,291	9,789	-
2.50%	30	345	-	288	-	1,425	7,547	-
2.55%	639	-	-	-	-	383	2,271	-
2.60%	126	155	-	215	-	155	246	-
2.65%	-	-	-	-	-	-	1,862	-
2.70%	108	-	-	57	-	26	46	-
2.75%	-	-	-	-	-	-	576	-
2.80%	-	-	-	-	-	47	5,233	-
2.85%	-	-	-	-	-	-	570	-
2.90%	-	-	-	-	-	-	-	-
2.95%	-	-	-	-	-	26	144	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$318,331	$48,324	$7,601	$59,022	$89	$112,786	$425,704	$6,026

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	TRHS2	VWBFR	VWBF	VWEMR	VWEM	VWHAR

0.40%	$-	$-	$-	$-	$-	$-
0.65%	-	-	-	-	-	-
0.75%	706	-	-	-	-	10,502
0.80%	228	225	57	1,194	1,250	1,335
0.85%	563	-	-	-	-	3,507
0.95%	30	-	-	-	-	284
1.05%	264	-	-	-	-	955
1.10%	285	-	-	-	-	4,139
1.15%	22,593	-	-	-	-	32,054
1.20%	-	-	-	-	-	120
1.25%	2,483	-	-	-	-	5,449
1.30%	54,465	50,160	108,675	174,105	183,899	405,091
1.35%	4,601	-	-	-	-	13,677
1.40%	16,366	27,800	49,296	49,126	79,411	115,252
1.45%	3,115	-	-	-	-	10,940
1.50%	8,301	-	-	-	-	28,150
1.55%	18,912	-	-	-	-	30,916
1.60%	4,430	-	-	-	-	27,732
1.65%	5,601	-	-	-	-	13,169
1.70%	799	-	-	-	-	3,804
1.75%	14,441	-	-	-	-	26,344
1.80%	3,513	-	-	-	-	20,506
1.85%	5,197	-	-	-	-	7,575
1.90%	488	-	-	-	-	1,740
1.95%	8,263	-	-	-	-	10,622
2.00%	4,640	-	-	-	-	6,792
2.05%	1,076	-	-	-	-	3,109
2.10%	7,050	-	-	-	-	24,086
2.15%	1,086	-	-	-	-	2,892
2.20%	12,486	-	-	-	-	13,386
2.25%	-	-	-	-	-	802
2.30%	793	-	-	-	-	710
2.35%	1,210	-	-	-	-	340
2.40%	199	-	-	-	-	6,369
2.45%	1,602	-	-	-	-	9,762
2.50%	-	-	-	-	-	-
2.55%	6	-	-	-	-	3,337
2.60%	-	-	-	-	-	-
2.65%	-	-	-	-	-	3,978
2.70%	-	-	-	-	-	1,153
2.75%	2	-	-	-	-	16,632
2.80%	71	-	-	-	-	2,129
2.85%	-	-	-	-	-	-
2.90%	-	-	-	-	-	-
2.95%	-	-	-	-	-	-
3.00%	-	-	-	-	-	-
3.05%	-	-	-	-	-	-
3.10%	-	-	-	-	-	-
3.15%	-	-	-	-	-	-
3.20%	-	-	-	-	-	-
3.25%	-	-	-	-	-	-
3.30%	-	-	-	-	-	-
3.40%	-	-	-	-	-	-

	$205,865	$78,185	$158,028	$224,425	$264,560	$869,340

	VWHA	WRASP	WRPCP	WRPMP	WRPMAP	WRPMCP	SVDF	SVOF

0.40%	$-	$-	$1,449	$6,770	$30,436	$2,812	$-	$-
0.65%	-	58	-	-	-	-	-	-
0.75%	-	2,896	-	-	-	-	-	-
0.80%	1,688	491	-	-	-	-	-	-
0.85%	-	975	-	-	-	-	-	-
0.95%	-	208	-	-	-	-	-	-
1.05%	-	2,244	-	-	-	-	-	-
1.10%	-	10,811	-	-	-	-	-	-
1.15%	-	112,429	-	-	-	-	-	-
1.20%	-	717	-	-	-	-	-	-
1.25%	-	39,974	-	-	-	-	-	-
1.30%	303,507	179,167	-	-	-	-	60	3,535
1.35%	-	57,683	-	-	-	-	-	-
1.40%	108,069	45,398	-	-	-	-	408	289
1.45%	-	31,532	-	-	-	-	-	-
1.50%	-	142,794	-	-	-	-	-	-
1.55%	-	132,273	-	-	-	-	-	-
1.60%	-	59,252	-	-	-	-	-	-
1.65%	-	34,039	-	-	-	-	-	-
1.70%	-	8,965	-	-	-	-	-	-
1.75%	-	202,441	-	-	-	-	-	-
1.80%	-	76,344	-	-	-	-	-	-
1.85%	-	12,159	-	-	-	-	-	-
1.90%	-	2,054	-	-	-	-	-	-
1.95%	-	91,180	-	-	-	-	-	-
2.00%	-	81,016	-	-	-	-	-	-
2.05%	-	5,166	-	-	-	-	-	-
2.10%	-	47,871	-	-	-	-	-	-
2.15%	-	9,769	-	-	-	-	-	-
2.20%	-	24,236	-	-	-	-	-	-
2.25%	-	764	-	-	-	-	-	-
2.30%	-	8,585	-	-	-	-	-	-
2.35%	-	3,261	-	-	-	-	-	-
2.40%	-	2,257	-	-	-	-	-	-
2.45%	-	2,415	-	-	-	-	-	-
2.50%	-	-	-	-	-	-	-	-
2.55%	-	1,752	-	-	-	-	-	-
2.60%	-	-	-	-	-	-	-	-
2.65%	-	180	-	-	-	-	-	-
2.70%	-	-	-	-	-	-	-	-
2.75%	-	2	-	-	-	-	-	-
2.80%	-	1,500	-	-	-	-	-	-
2.85%	-	-	-	-	-	-	-	-
2.90%	-	-	-	-	-	-	-	-
2.95%	-	-	-	-	-	-	-	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$413,264	$1,434,858	$1,449	$6,770	$30,436	$2,812	$468	$3,824

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	WFVSCG	WFVSMV	WFVTRB	WFVOG2	NVAGF3	CSIEF3	GEF3	NVGWL6

0.40%	$7	$-	$-	$-	$-	$-	$-	$15
0.65%	-	-	-	-	-	-	-	-
0.75%	95	-	-	-	-	-	-	-
0.80%	527	-	-	-	2	42	218	-
0.85%	2,938	-	-	-	-	-	-	-
0.95%	785	-	-	-	46	-	-	-
1.05%	639	-	-	-	70	-	-	-
1.10%	7,159	100	-	-	1,045	-	-	828
1.15%	33,922	-	325	-	2,107	-	-	1,742
1.20%	191	-	-	-	73	-	-	-
1.25%	3,691	-	3,201	-	798	-	-	218
1.30%	63,195	-	-	-	974	12,474	11,256	2,324
1.35%	13,239	-	-	-	631	-	-	533
1.40%	13,913	-	-	216	1,076	5,034	3,681	-
1.45%	9,102	-	-	-	754	-	-	137
1.50%	19,014	-	-	-	11	-	-	1,786
1.55%	61,070	-	-	-	2,489	-	-	1,346
1.60%	9,947	-	-	507	305	-	-	2,006
1.65%	13,523	-	-	-	1,782	-	-	243
1.70%	3,324	-	-	-	-	-	-	33
1.75%	68,829	-	-	96	1,046	-	-	2,721
1.80%	8,763	-	-	-	544	-	-	1,094
1.85%	7,765	-	-	-	149	-	-	429
1.90%	6,935	-	-	-	-	-	-	-
1.95%	14,812	-	-	-	100	-	-	360
2.00%	16,893	-	-	-	246	-	-	349
2.05%	2,994	-	-	-	96	-	-	65
2.10%	7,888	-	-	-	426	-	-	92
2.15%	2,728	-	-	-	557	-	-	158
2.20%	4,364	-	-	147	-	-	-	401
2.25%	1,711	-	-	-	-	-	-	128
2.30%	4,959	-	-	-	-	-	-	828
2.35%	8,974	-	-	-	-	-	-	556
2.40%	742	-	-	-	-	-	-	426
2.45%	3,141	-	-	-	-	-	-	-
2.50%	686	-	-	-	-	-	-	20
2.55%	3,605	-	-	-	-	-	-	80
2.60%	-	-	-	-	-	-	-	-
2.65%	582	-	-	-	-	-	-	-
2.70%	482	-	-	-	-	-	-	-
2.75%	-	-	-	-	-	-	-	95
2.80%	-	-	-	-	-	-	-	-
2.85%	-	-	-	-	-	-	-	-
2.90%	-	-	-	-	-	-	-	-
2.95%	-	-	-	-	-	-	-	-
3.00%	-	-	-	-	-	-	-	-
3.05%	-	-	-	-	-	-	-	-
3.10%	-	-	-	-	-	-	-	-
3.15%	-	-	-	-	-	-	-	-
3.20%	-	-	-	-	-	-	-	-
3.25%	-	-	-	-	-	-	-	-
3.30%	-	-	-	-	-	-	-	-
3.40%	-	-	-	-	-	-	-	-

	$423,134	$100	$3,526	$966	$15,327	$17,550	$15,155	$19,013

	WSCP

0.40%	$-
0.65%	-
0.75%	-
0.80%	1,344
0.85%	-
0.95%	-
1.05%	-
1.10%	-
1.15%	-
1.20%	-
1.25%	-
1.30%	236,479
1.35%	-
1.40%	112,811
1.45%	-
1.50%	-
1.55%	-
1.60%	-
1.65%	-
1.70%	-
1.75%	-
1.80%	-
1.85%	-
1.90%	-
1.95%	-
2.00%	-
2.05%	-
2.10%	-
2.15%	-
2.20%	-
2.25%	-
2.30%	-
2.35%	-
2.40%	-
2.45%	-
2.50%	-
2.55%	-
2.60%	-
2.65%	-
2.70%	-
2.75%	-
2.80%	-
2.85%	-
2.90%	-
2.95%	-
3.00%	-
3.05%	-
3.10%	-
3.15%	-
3.20%	-
3.25%	-
3.30%	-
3.40%	-

	$350,634

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

(3) Related Party Transactions
The Company performs various services on behalf of the mutual fund companies in which the Account invests and may receive fees for the services performed. These services include, among other things, shareholder communications, postage, fund transfer agency and various other record keeping and customer service functions. These fees are paid to an affiliate of the Company.
Contract owners may, with certain restrictions, transfer their assets between the Account and a fixed dollar contract (fixed account) maintained in the accounts of the Company. The fixed account assets are not reflected in the accompanying financial statements. In addition, the Account portion of contract owner loans is transferred to the accounts of the Company for administration and collection. Loan repayments are transferred to the Account at the direction of the contract owner. For the years ended December 31, 2011 and 2010, total transfers to the Account from the fixed account were $1,259,932,807 and $1,130,915,809, respectively, and total transfers from the Account to the fixed account were $267,916,712 and $218,700,309, respectively. Transfers from the Account to the fixed account are included in redemptions, and transfers to the Account from the fixed account are included in purchase payments received from contract owners, as applicable, on the accompanying Statements of Changes in Contract Owners’ Equity.
For contracts with the Extra Value option, the Company contributed $15,728,316 and $8,906,383 to the Account in the form of bonus credits to the contract owner accounts for the years ended December 31, 2011 and 2010, respectively. These amounts are included in purchase payments received from contract owners and are credited at the time the related purchase payment from the contract owner is received.
For guaranteed minimum death benefits, the Company contributed $23,803,282 and $31,583,753 to the Account in the form of additional premium to contract owner accounts for the years ended December 31, 2011 and 2010, respectively. These amounts are included in purchase payments received from contract owners and are credited at time of annuitant death.
For Purchase Payment Credits, the Company contributed $5,392,901 and $3,282,800 to the Account in the form of additional credit to the contract owner accounts for the years ended December 31, 2011 and 2010, respectively. These amounts are included in purchase payments received from contract owners and, as applicable, are applied to a contract when cumulative purchase payments reach certain aggregate levels.
(4) Fair Value Measurement
FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Account generally uses the market approach as the valuation technique due to the nature of the mutual fund investments offered in the Account. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.
In accordance with FASB ASC 820, the Account categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.
The Account categorizes financial assets recorded at fair value as follows:
• Level 1 - Unadjusted quoted prices accessible in active markets and mutual funds where the value per share (unit) is determined and published and is the basis for current transactions for identical assets or liabilities at the measurement date.
• Level 2 - Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
• Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.
The Account recognizes significant transfers between fair value hierarchy levels at the reporting period end. There were no significant transfers between Level 1 and 2 as of December 31, 2011.
The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Separate Account Investments	$29,793,995,282	$0	$0	$29,793,995,282
The Account did not have any assets or liabilities reported at fair value on a non-recurring basis required to be disclosed under FASB ASC 820.
The cost of purchases and proceeds from sales of investments for the year ended December 31, 2011 were as follows:

	Purchases of Investments	Sales of Investments
MidCap Growth Portfolio - Class S Shares (ALMCS)	$118,629	$135,323
Growth Fund - Class 1 (AFGF)	94,271	817,913
High-Income Bond Fund - Class 1 (AFHY)	4,546,788	4,468,053
U.S. Government/AAA-Rated Securities Fund - Class 1 (AFGC)	52,366	88,237
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class III (MLVGA3)	53,606,467	4,280,909
Money Market Portfolio(TM) (CHSMM)	10,815,448	10,252,466
Stock Index Fund, Inc. - Initial Shares (DSIF)	6,687,112	39,171,840
Stock Index Fund, Inc. - Service Shares (DSIFS)	23,610,580	18,275,235
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares (DSRG)	932,256	7,021,710
VA International Equity Fund (HVIE)	6,384,892	74,842
VA Situs Fund (HVSIT)	14,420,870	965,018
Insurance Trust - Insurance Trust Mid Cap Value Portfolio 1 (JPMMV1)	1,336,617	2,179,605
Janus Aspen Series - Balanced Portfolio - Service Shares (JABS)	1,935,465	3,403,632
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)	10,547,463	19,432,240
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)	11,063,404	9,460,413
Janus Aspen Series - Global Technology Portfolio - Service Shares (JAGTS)	-	289,141
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)	7,130,987	42,434,761
Janus Aspen Series - Overseas Portfolio - Service Shares (JAIGS)	101,943	1,452,698
Investors Growth Stock Series - Service Class (MIGSC)	348,375	3,035,224
Value Series - Service Class (MVFSC)	23,674,733	42,207,565
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)	38,912,021	2,477,803
Core Plus Fixed Income Portfolio - Class I (MSVFI)	451,233	870,758
Core Plus Fixed Income Portfolio - Class II (MSVF2)	1,499,150	4,960,134
Emerging Markets Debt Portfolio - Class I (MSEM)	172,909	680,111
Emerging Markets Debt Portfolio - Class II (MSEMB)	48,399	183,629
Global Real Estate Portfolio - Class II (VKVGR2)	5,453	4,521
U.S. Real Estate Portfolio - Class I (MSVRE)	84,978	109,682
U.S. Real Estate Portfolio - Class II (MSVREB)	37	4,780
Managed Allocation Fund - Moderate Growth II (VFMG2)	137,709	632,652

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)	1,713,898	13,732,300
American Century NVIT Multi Cap Value Fund - Class II (NVAMV2)	10,950,883	21,193,156
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)	900,669,828	15,245,129
American Funds NVIT Bond Fund - Class II (GVABD2)	285,915,933	64,532,753
American Funds NVIT Global Growth Fund - Class II (GVAGG2)	28,307,140	12,242,926
American Funds NVIT Growth Fund - Class II (GVAGR2)	34,364,785	13,237,488
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)	272,513,193	29,137,200
Federated NVIT High Income Bond Fund - Class I (HIBF)	692,113	2,366,633
Federated NVIT High Income Bond Fund - Class III (HIBF3)	60,680,979	55,839,608
NVIT Emerging Markets Fund - Class I (GEM)	2,572	90,913
NVIT Emerging Markets Fund - Class II (GEM2)	7,409	318,363
NVIT Emerging Markets Fund - Class III (GEM3)	1,805,018	10,939,276
NVIT Emerging Markets Fund - Class VI (GEM6)	7,397,595	13,473,401
NVIT International Equity Fund - Class I (GIG)	520	3,761
NVIT International Equity Fund - Class III (GIG3)	2,674,830	7,131,269
Gartmore NVIT International Equity Fund - Class VI (NVIE6)	10,260,445	4,712,161
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)	2,242,486	15,760,913
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class II (NVNMO2)	15,296,700	6,558,018
Neuberger Berman NVIT Socially Responsible Fund - Class I (NVNSR1)	2,057,199	1,744,817
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)	18,113,757	41,610,421
NVIT Cardinal Aggressive Fund - Class II (NVCRA2)	8,355,505	5,278,959
NVIT Cardinal Balanced Fund - Class II (NVCRB2)	393,505,827	3,104,109
NVIT Cardinal Capital Appreciation Fund - Class II (NVCCA2)	815,477,611	3,479,459
NVIT Cardinal Conservative Fund - Class II (NVCCN2)	248,275,083	35,428,937
NVIT Cardinal Moderate Fund - Class II (NVCMD2)	642,965,670	5,774,009
NVIT Cardinal Moderately Aggressive Fund - Class II (NVCMA2)	25,427,521	32,860,600
NVIT Cardinal Moderately Conservative Fund - Class II (NVCMC2)	182,442,081	11,076,526
NVIT Core Bond Fund - Class I (NVCBD1)	1,398,323	1,044,842
NVIT Core Bond Fund - Class II (NVCBD2)	19,662,761	41,882,319
NVIT Core Plus Bond Fund - Class II (NVLCP2)	20,605,391	8,087,575
NVIT Fund - Class I (TRF)	1,733,475	22,188,620
NVIT Fund - Class II (TRF2)	9,033,233	41,765,801
NVIT Government Bond Fund - Class I (GBF)	69,119,164	128,946,815
American Century NVIT Growth Fund - Class I (CAF)	1,450,232	5,420,720
American Century NVIT Growth Fund -Class II (CAF2)	10,359,850	216,159
NVIT International Index Fund - Class VIII (GVIX8)	9,081,146	2,655,603
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)	6,471,353	67,514,583
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)	223,675,152	1,641,366
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)	511,908,315	7,346,635
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)	175,102,696	34,859,815
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)	132,462,539	175,042,859
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)	30,706,072	207,853,315
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)	93,905,606	35,027,959
NVIT Mid Cap Index Fund - Class I (MCIF)	17,862,528	14,344,849
NVIT Money Market Fund - Class I (SAM)	353,696,777	265,556,916
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)	615,420	7,440,679
NVIT Multi-Manager International Growth Fund - Class VI (NVMIG6)	15,351,461	28,579,990
NVIT Multi-Manager International Value Fund - Class II (GVDIV2)	10,692	209,729
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)	657,114	1,701,631
NVIT Multi-Manager International Value Fund - Class VI (GVDIV6)	10,968,378	5,034,190
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)	1,148,566	3,070,805
NVIT Multi-Manager Large Cap Growth Fund - Class II (NVMLG2)	9,422,038	23,285,092
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)	952,834	1,097,031
NVIT Multi-Manager Large Cap Value Fund - Class II (NVMLV2)	10,831,892	6,973,380
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)	17,242	31,476,802
NVIT Multi-Manager Mid Cap Growth Fund - Class II (NVMMG2)	9,548,539	31,087,212
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)	11,338,187	50,026,835
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)	3,904,593	4,369,734
NVIT Multi-Manager Small Cap Growth Fund - Class II (SCGF2)	17,778,304	11,154,237
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)	554,836	8,129,303
NVIT Multi-Manager Small Cap Value Fund - Class II (SCVF2)	3,072,802	4,622,980
NVIT Multi-Manager Small Company Fund - Class I (SCF)	819,110	14,195,548
NVIT Multi-Manager Small Company Fund - Class II (SCF2)	3,127,692	7,570,727
NVIT Multi-Sector Bond Fund - Class I (MSBF)	44,265,896	16,353,489
NVIT Short Term Bond Fund - Class II (NVSTB2)	15,636,892	21,778,744
NVIT Large Cap Growth Fund - Class I (NVOLG1)	4,039,004	86,358,927
NVIT Large Cap Growth Fund - Class II (NVOLG2)	3,349,821	66,217,545
Templeton NVIT International Value Fund - Class III (NVTIV3)	45,554,137	18,596,175
Van Kampen NVIT Comstock Value Fund - Class II (EIF2)	18,968,175	12,335,600
NVIT Real Estate Fund - Class I (NVRE1)	3,807,577	13,376,575
NVIT Real Estate Fund - Class II (NVRE2)	10,350,481	17,720,704
VPS Balanced Wealth Strategy Portfolio - Class B (ALVBWB)	46,884	674
VPS Growth and Income Portfolio - Class B (ALVGIB)	373,431	2,348,770
VPS Small/Mid Cap Value Portfolio - Class B (ALVSVB)	18,586,705	7,157,617
VP Balanced Fund - Class I (ACVB)	1,539,354	6,834,957
VP Capital Appreciation Fund - Class I (ACVCA)	4,926	33,214
VP Income & Growth Fund - Class I (ACVIG)	1,167,786	2,301,822
VP Income & Growth Fund - Class II (ACVIG2)	362,708	1,896,456
VP Inflation Protection Fund - Class II (ACVIP2)	78,794,147	27,192,197
VP International Fund - Class I (ACVI)	25,532	34,508
VP International Fund - Class III (ACVI3)	64	106
VP International Fund - Class IV (ACVI4)	656	688
VP Mid Cap Value Fund - Class I (ACVMV1)	2,549,228	2,114,367
VP Mid Cap Value Fund - Class II (ACVMV2)	20,410,496	9,141,959
VP Ultra(R) Fund - Class I (ACVU1)	-	-
VP Ultra(R) Fund - Class II (ACVU2)	194	5,751
VP Value Fund - Class I (ACVV)	285	22,635
VP Value Fund - Class II (ACVV2)	26,679	34,264
VP Vista(SM) Fund - Class I (ACVVS1)	-	2,142
VP Vista(SM) Fund - Class II (ACVVS2)	-	-
Small Cap Stock Index Portfolio - Service Shares (DVSCS)	14,133,422	11,214,312
Appreciation Portfolio - Initial Shares (DCAP)	7,708,230	4,510,819
Appreciation Portfolio - Service Shares (DCAPS)	43,406,049	3,786,413
Opportunistic Small Cap Portfolio: Service Shares (DVDLS)	880,823	1,076,205
Growth and Income Portfolio - Initial Shares (DGI)	1,068,192	3,172,758
Capital Appreciation Fund II - Service Shares (FCA2S)	45,657	599,018
Quality Bond Fund II - Primary Shares (FQB)	1,855,975	3,337,329
Quality Bond Fund II - Service Shares (FQBS)	4,345,873	12,188,627
Contrafund Portfolio - Service Class 2 (FC2)	908	56,558
Equity-Income Portfolio - Initial Class (FEIP)	8,596,572	57,744,724
Fidelity(R) VIP Fund - Value Strategies Portfolio - Service Class 2 (FVSS2)	456,485	3,908,845

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

High Income Portfolio - Initial Class (FHIP)	3,704,346	9,873,775
VIP Fund - Asset Manager Portfolio - Initial Class (FAMP)	4,355,900	26,080,908
VIP Fund - Contrafund Portfolio - Initial Class (FCP)	3,950	230,610
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)	25,661,844	17,753,923
VIP Fund - Equity-Income Portfolio - Service Class 2 (FEI2)	29,043,640	14,137,216
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)	967,684	981,150
VIP Fund - Freedom Fund 2010 Portfolio - Service Class 2 (FF10S2)	30,899,950	9,017,220
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)	2,232,209	1,867,253
VIP Fund - Freedom Fund 2020 Portfolio - Service Class 2 (FF20S2)	134,413,876	2,347,231
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)	1,724,757	1,141,647
VIP Fund - Freedom Fund 2030 Portfolio - Service Class 2 (FF30S2)	6,235,185	3,938,863
VIP Fund - Growth Opportunities Portfolio - Initial Class (FGOP)	-	60
VIP Fund - Growth Portfolio - Initial Class (FGP)	3,511,167	52,007,614
VIP Fund - Growth Portfolio - Service Class 2 (FG2)	47,340,445	19,143,445
VIP Fund - High Income Portfolio - Initial Class R (FHIPR)	16,293,905	18,820,559
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)	5,502,978	7,607,099
VIP Fund - Investment Grade Bond Portfolio - Service Class 2 (FIGBP2)	57,668,611	93,786,524
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)	4,238,260	11,084,905
VIP Fund - Mid Cap Portfolio - Service Class 2 (FMC2)	25,738,867	29,854,964
VIP Fund - Overseas Portfolio - Initial Class (FOP)	954,707	10,199,338
VIP Fund - Overseas Portfolio - Initial Class R (FOPR)	1,075,239	6,214,938
VIP Fund - Overseas Portfolio - Service Class 2 (FO2)	52,598	1,004,156
VIP Fund - Overseas Portfolio - Service Class 2 R (FO2R)	11,862,352	8,362,036
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)	706,562	2,342,727
Franklin Income Securities Fund - Class 2 (FTVIS2)	22,157,310	14,188,532
Franklin Rising Dividends Securities Fund - Class 2 (FTVRD2)	2,439,781	16,883,786
Franklin Small Cap Value Securities Fund - Class 2 (FTVSV2)	20,458,169	31,910,962
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)	2,434,957	6,137,091
Templeton Foreign Securities Fund - Class 2 (TIF2)	75,396	1,439,546
Templeton Foreign Securities Fund - Class 3 (TIF3)	4,947,126	13,116,968
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)	25,602,846	14,107,887
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)	8,118,468	2,851,684
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)	17,005,439	39,838,450
Growth Portfolio - I Class Shares (AMTG)	9,754	21,632
Guardian Portfolio - I Class Shares (AMGP)	-	-
International Portfolio - S Class Shares (AMINS)	54,530	54,008
Partners Portfolio - I Class Shares (AMTP)	3,389	35,346
Small-Cap Growth Portfolio - S Class Shares (AMFAS)	4,617,064	6,477,004
Socially Responsive Portfolio - I Class Shares (AMSRS)	2,393,623	5,969,715
Balanced Fund/VA - Non-Service Shares (OVMS)	1,129,494	7,673,681
Capital Appreciation Fund/VA - Service Class (OVCAFS)	2	2,104
Capital Appreciation Fund/VA - Non-Service Shares (OVGR)	8,810	96,195
Core Bond Fund/VA - Non-Service Shares (OVB)	2,837,279	7,717,194
Global Securities Fund/VA - Class 3 (OVGS3)	1,969,265	11,782,677
Global Securities Fund/VA - Class 4 (OVGS4)	4,532,632	8,780,661
Global Securities Fund/VA - Non-Service Shares (OVGS)	1,599,793	19,916,101
Global Securities Fund/VA - Service Class (OVGSS)	108,386	2,230,872
High Income Fund/VA - Class 3 (OVHI3)	387,816	393,588
High Income Fund/VA - Class 4 (OVHI4)	4,738,496	4,252,879
High Income Fund/VA - Non-Service Shares (OVHI)	4,492	26,844
High Income Fund/VA - Service Class (OVHIS)	294,378	909,649
Main Street Fund(R)/VA - Non-Service Shares (OVGI)	813,192	2,425,259
Main Street Fund(R)/VA - Service Class (OVGIS)	9,606,771	40,781,604
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)	2,094,376	1,954,078
Main Street Small- & Mid-Cap Fund(R)/VA - Service Shares (OVSCS)	10,933,988	6,255,097
Mid-Cap Growth Fund/VA - Non-Service Shares (OVAG)	5,303,443	4,741,807
Foreign Bond Portfolio (Unhedged) - Advisor Class (PMVFAD)	11,141,131	6,761,257
Low Duration Portfolio - Advisor Class (PMVLAD)	88,233,231	29,668,538
Total Return Portfolio - Advisor Class (PMVTRD)	67,663,041	1,353,379
Putnam VT Growth and Income Fund - IB Shares (PVGIB)	251,653	1,030,955
Putnam VT International Equity Fund - IB Shares (PVTIGB)	18,554	177,387
Putnam VT Voyager Fund - IB Shares (PVTVB)	1,362,251	1,665,686
V.I. Basic Value Fund - Series II (AVBV2)	110	4,874
V.I. Capital Appreciation Fund - Series II (AVCA2)	613,836	1,819,817
V.I. Capital Development Fund - Series II (AVCD2)	9,767,766	8,122,553
Diversified Stock Fund Class A Shares (VYDS)	12,963	150,764
Blue Chip Growth Portfolio - II (TRBCG2)	46,698	50,869
Equity Income Portfolio - II (TREI2)	14	5,844
Health Sciences Portfolio - II (TRHS2)	31,799,168	7,239,307
Limited-Term Bond Portfolio - II (TRLT2)	-	-
VIP Trust - Global Bond Fund: Class R1 (VWBFR)	1,585,034	1,588,886
VIP Trust - Global Bond Fund: Initial Class (VWBF)	1,201,054	1,801,699
VIP Trust - Emerging Markets Fund: Class R1 (VWEMR)	1,438,835	8,590,030
VIP Trust - Emerging Markets Fund: Initial Class (VWEM)	219,010	3,696,267
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)	24,269,225	10,908,428
VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)	788,662	3,883,997
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)	39,184,454	14,622,323
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)	1,256,482	236,495
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)	4,872,159	157,063
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)	14,657,178	267,787
WRPMCP (WRPMCP)	1,766,070	113,274
Advantage Funds Variable Trust - VT Discovery Fund (SVDF)	3,927	8,807
Advantage VT Opportunity Fund - Class 2 (SVOF)	11,662	88,904
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)	12,435,831	7,596,233
Advantage VT Small Cap Value Fund - Class 2 (WFVSMV)	938	1,634
Advantage Funds Variable Trust - VT Total Return Bond Fund (WFVTRB)	18,894	3,519
Advantage Funds(R) - VT Omega Growth - Class 2 (WFVOG2)	582	7,443
AllianceBernstein NVIT Global Fixed Income Fund - Class III(obsolete) (NVAGF3)	578,773	3,847,983
Credit Suisse Trust- International Equity Flex III Portfolio(obsolete) (CSIEF3)	356,424	2,338,937
Gartmore NVIT Worldwide Leaders Fund - Class III (GEF3)	599,941	2,754,305
Gartmore NVIT Worldwide Leaders Fund - Class VI (NVGWL6)	589,982	2,731,891
U.S. Equity Flex I Portfolio(obsolete) (WSCP)	221,115	31,923,583

Total	$7,219,386,838	$3,137,113,930

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

(5) Financial Highlights
The Company offers several variable annuity products through the Account that have unique combinations of features and fees that are assessed to the contract owner. Differences in fee structures result in a variety of contract expense rates, unit fair values and total returns. The following tabular presentation is a summary of units, unit fair values, contract owners’ equity outstanding and contract expense rates for variable annuity contracts as of December 31, 2011, and the investment income ratio and total return for each of the periods in the five year period ended December 31, 2011. The information is presented as a range of minimum to maximum values based upon product grouping. The range is determined by identifying the lowest and the highest contract expense rate for contracts with units outstanding as of the balance sheet date. The unit fair values and total returns related to these identified contract expense rates are also disclosed as a range below. Accordingly, some individual contract amounts may not be within the ranges presented. Total return and investment income ratio for periods with no ending contract owners’ equity were considered to be irrelevant, and therefore are not presented. Contract owner’s equity presented below may not agree to the contract owner’s equity presented in the Statements of Changes due to reserves for annuity contracts in payout.

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
MidCap Growth Portfolio - Class S Shares (ALMCS)
2011	0.95% to 1.45%	32,647	$12.15 to $ 11.64	$393,138	0.00%	-9.46% to -9.91%
2010	0.95% to 1.45%	34,119	13.41 to 12.93	452,475	0.00%	17.75% to 17.16%
2009	0.95% to 1.45%	38,321	11.39 to 11.03	432,673	0.00%	49.88% to 49.12%
2008	0.95% to 1.45%	35,463	7.60 to 7.40	267,952	0.00%	-58.87% to -59.08%
2007	0.95% to 1.80%	52,160	18.48 to 17.80	958,371	0.00%	30.02% to 28.90%
Growth Fund - Class 1 (AFGF)
2011	1.30%	133,488	73.13	9,761,912	0.85%	-5.30%
2010	1.30%	142,179	77.23	10,979,803	0.97%	17.46%
2009	1.30%	156,482	65.75	10,287,967	0.86%	37.93%
2008	1.30%	185,887	47.67	8,860,655	1.05%	-44.56%
2007	1.30%	204,499	85.98	17,582,665	0.98%	11.17%
High-Income Bond Fund - Class 1 (AFHY)
2011	1.30%	37,304	48.38	1,804,784	9.81%	0.85%
2010	1.30%	37,078	47.97	1,778,708	10.52%	13.88%
2009	1.30%	41,033	42.12	1,728,444	7.90%	37.64%
2008	1.30%	42,363	30.60	1,296,441	5.45%	-24.74%
2007	1.30%	35,586	40.66	1,446,977	10.75%	0.29%
U.S. Government/AAA-Rated Securities Fund - Class 1 (AFGC)
2011	1.30%	34,457	35.49	1,222,715	2.00%	6.46%
2010	1.30%	36,578	33.33	1,219,260	1.84%	4.56%
2009	1.30%	42,499	31.88	1,354,789	2.60%	1.45%
2008	1.30%	48,345	31.42	1,519,125	3.08%	6.44%
2007	1.30%	49,215	29.52	1,452,853	7.14%	5.43%
Variable Series Funds, Inc. - Global Allocation V.I. Fund - Class III (MLVGA3)
2011	0.75% to 2.65%	10,016,317	12.62 to 11.99	123,669,985	2.63%	-4.36% to -6.19%
2010	0.75% to 2.65%	6,572,107	13.20 to 12.78	85,557,591	1.68%	8.94% to 6.85%
2009	0.75% to 2.65%	2,338,768	12.12 to 11.96	28,183,661	2.59%	21.17% to 19.62%	****
Money Market Portfolio(TM) (CHSMM)
2011	0.75% to 1.55%	1,391,226	9.97 to 10.22	14,443,732	0.01%	-0.74% to -1.54%
2010	0.75% to 1.55%	1,300,472	10.04 to 10.38	13,862,136	0.01%	-0.70% to -1.50%
2009	0.75% to 1.55%	1,588,787	10.11 to 10.54	17,129,897	0.11%	-0.65% to -1.45%
2008	0.75% to 1.85%	2,367,841	10.18 to 10.52	25,748,263	2.08%	1.35% to 0.23%
2007	0.95% to 1.85%	2,030,093	10.92 to 10.50	22,118,985	4.51%	3.74% to 2.79%
Stock Index Fund, Inc. - Initial Shares (DSIF)
2011	0.80% to 1.40%	7,343,204	24.34 to 28.29	210,627,633	1.79%	1.06% to 0.45%
2010	0.80% to 1.40%	8,556,559	24.08 to 28.17	244,155,883	1.80%	13.92% to 13.23%
2009	0.80% to 1.40%	10,005,487	21.14 to 24.87	251,973,988	2.07%	25.32% to 24.57%
2008	0.80% to 1.40%	11,829,308	16.87 to 19.97	239,007,065	2.04%	-37.64% to -38.02%
2007	0.80% to 1.40%	14,260,866	27.05 to 32.22	464,467,374	1.71%	4.41% to 3.77%
Stock Index Fund, Inc. - Service Shares (DSIFS)
2011	0.40% to 2.85%	7,723,730	9.41 to 12.21	113,970,712	1.60%	1.21% to -1.27%
2010	0.40% to 2.85%	7,353,016	9.30 to 12.37	109,163,971	1.61%	14.08% to 11.28%
2009	0.75% to 2.85%	7,000,385	7.98 to 11.11	92,376,592	1.85%	25.10% to 22.45%
2008	0.95% to 2.85%	6,903,789	9.20 to 9.08	73,597,957	1.77%	-37.92% to -39.11%
2007	0.95% to 2.90%	7,232,672	14.82 to 14.87	124,891,794	1.53%	3.99% to 1.93%
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial Shares (DSRG)
2011	0.80% to 1.40%	1,619,263	19.32 to 22.85	39,089,761	0.90%	0.10% to -0.51%
2010	0.80% to 1.40%	1,858,295	19.31 to 22.97	45,067,265	0.89%	13.90% to 13.21%
2009	0.80% to 1.40%	2,105,786	16.95 to 20.29	45,091,981	0.98%	32.69% to 31.88%
2008	0.80% to 1.40%	2,380,596	12.77 to 15.38	38,616,074	0.77%	-34.95% to -35.34%
2007	0.80% to 1.40%	2,887,153	19.64 to 23.79	72,290,938	0.55%	6.92% to 6.27%
VA International Equity Fund (HVIE)
2011	0.40% to 2.35%	672,762	9.10 to 8.89	6,042,943	2.60%	-11.91% to -13.63%
2010	1.15% to 2.25%	25,460	10.32 to 10.30	262,513	0.00%	3.16% to 2.97%	****
VA Situs Fund (HVSIT)
2011	0.75% to 2.70%	1,261,261	11.11 to 10.86	13,876,653	0.05%	-1.65% to -3.58%
2010	0.85% to 2.35%	45,685	11.30 to 11.27	515,595	0.00%	12.97% to 12.69%	****
Insurance Trust - Insurance Trust Mid Cap Value Portfolio 1 (JPMMV1)							****
2011	0.80% to 1.40%	404,489	15.07 to 14.38	5,854,364	1.33%	1.35% to 0.73%
2010	0.80% to 1.40%	463,358	14.87 to 14.28	6,650,267	1.21%	22.47% to 21.73%
2009	0.80% to 1.40%	515,602	12.14 to 11.73	6,074,214	0.00%	25.68% to 24.92%
Janus Aspen Series - Balanced Portfolio - Service Shares (JABS)
2011	0.95% to 2.30%	655,718	16.15 to 15.59	10,841,461	2.28%	0.39% to -0.97%
2010	0.95% to 2.45%	781,885	16.09 to 15.55	12,961,037	2.54%	7.09% to 5.47%
2009	0.95% to 2.45%	876,368	15.02 to 14.75	13,598,156	2.79%	24.39% to 22.51%
2008	0.95% to 2.55%	848,549	12.08 to 11.96	10,629,343	2.43%	-16.86% to -18.20%
2007	0.95% to 2.55%	908,896	14.53 to 14.63	13,784,481	2.33%	9.23% to 7.46%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Janus Aspen Series - Forty Portfolio - Service Shares (JACAS)
2011	0.40% to 2.95%	8,157,179	$8.24 to $ 14.48	$111,233,520	0.25%	-7.31% to -9.68%
2010	0.40% to 2.95%	8,528,417	8.90 to 16.04	127,857,338	0.24%	6.05% to 3.34%
2009	0.40% to 2.95%	7,958,375	8.39 to 15.52	108,881,608	0.01%	45.43% to 41.71%
2008	0.80% to 2.85%	6,759,021	6.45 to 11.01	62,774,776	0.01%	-44.76% to -45.90%
2007	0.80% to 2.85%	4,763,489	11.67 to 20.36	70,732,848	0.18%	35.54% to 32.72%
Janus Aspen Series - Global Technology Portfolio - Service II Shares (JAGTS2)
2011	0.75% to 2.55%	921,943	10.22 to 9.92	10,932,894	0.00%	-9.49% to -11.13%
2010	0.80% to 2.45%	765,556	15.90 to 11.17	10,472,391	0.00%	23.52% to 11.68%	****
2009	0.80% to 1.40%	417,666	12.87 to 12.29	5,164,464	0.00%	55.84% to 54.90%
2008	0.80% to 1.40%	342,194	8.26 to 7.93	2,732,234	0.09%	-44.35% to -44.68%
2007	0.80% to 1.40%	394,297	14.84 to 14.34	5,684,417	0.33%	20.78% to 20.04%
Janus Aspen Series - Global Technology Portfolio - Service Shares (JAGTS)
2011	0.80% to 1.40%	378,492	4.92 to 4.59	1,750,288	0.00%	-9.39% to -9.93%
2010	0.80% to 1.40%	429,603	5.43 to 5.09	2,204,148	0.00%	23.40% to 22.66%
2009	0.80% to 1.40%	566,071	4.40 to 4.15	2,364,877	0.00%	55.64% to 54.70%
2008	0.80% to 1.40%	628,439	2.83 to 2.68	1,696,007	0.09%	-44.42% to -44.76%
2007	0.80% to 1.40%	733,774	5.09 to 4.86	3,581,793	0.31%	20.72% to 19.99%
Janus Aspen Series - Overseas Portfolio - Service II Shares (JAIGS2)
2011	0.65% to 2.80%	4,453,401	7.21 to 16.61	83,075,727	0.37%	-32.77% to -34.23%
2010	0.65% to 2.80%	5,924,822	10.72 to 25.25	165,454,474	0.57%	24.22% to 21.53%
2009	0.65% to 3.25%	8,647,430	8.63 to 20.24	194,404,524	0.41%	77.91% to 73.25%
2008	0.65% to 3.25%	8,802,005	4.85 to 11.68	113,283,262	2.77%	-52.52% to -53.77%
2007	0.80% to 3.25%	7,719,861	29.56 to 25.27	212,963,970	0.45%	27.04% to 23.89%
Janus Aspen Series - Overseas Portfolio - Service Shares (JAIGS)
2011	0.80% to 2.15%	391,151	11.78 to 25.59	5,139,442	0.38%	-32.88% to -33.79%
2010	0.80% to 2.15%	470,786	17.55 to 38.65	9,286,940	0.52%	24.02% to 22.33%
2009	0.80% to 2.15%	602,788	14.15 to 31.60	9,534,039	0.41%	77.64% to 75.22%
2008	0.80% to 2.15%	711,183	7.97 to 18.03	6,402,172	2.65%	-52.61% to -53.26%
2007	0.80% to 2.15%	879,729	16.81 to 38.58	16,732,189	0.44%	26.99% to 25.25%
Investors Growth Stock Series - Service Class (MIGSC)
2011	0.95% to 2.80%	638,301	12.89 to 12.09	9,464,140	0.25%	-0.58% to -2.43%
2010	0.95% to 2.80%	809,425	12.96 to 12.39	12,090,332	0.30%	11.09% to 9.01%
2009	0.95% to 2.80%	996,255	11.67 to 11.37	13,426,951	0.45%	37.77% to 35.20%
2008	0.95% to 2.80%	1,184,843	8.47 to 8.41	11,622,597	0.30%	-37.58% to -38.75%
2007	0.95% to 3.15%	1,427,758	13.57 to 13.50	22,610,416	0.09%	9.96% to 7.51%
Value Series - Service Class (MVFSC)
2011	0.40% to 3.20%	19,464,081	9.28 to 13.46	317,118,489	1.23%	-0.86% to -3.65%
2010	0.65% to 3.20%	20,429,012	9.20 to 13.97	339,926,147	1.39%	10.49% to 7.66%
2009	0.65% to 3.25%	22,272,897	8.33 to 12.93	339,364,913	1.18%	21.66% to 18.47%
2008	0.80% to 3.05%	5,622,918	7.91 to 11.04	71,657,666	1.02%	-33.28% to -34.80%
2007	0.80% to 3.15%	4,556,477	11.85 to 16.86	87,844,770	0.73%	6.73% to 4.19%
Variable Insurance Trust II - International Value Portfolio - Service Class (MVIVSC)
2011	0.40% to 2.80%	4,818,705	10.58 to 10.16	50,011,075	1.17%	-2.17% to -4.52%
2010	0.65% to 2.65%	1,400,680	10.80 to 10.65	15,034,804	0.00%	7.97% to 6.52%	****
Core Plus Fixed Income Portfolio - Class I (MSVFI)
2011	0.80% to 1.40%	139,216	11.79 to 11.39	1,592,352	3.55%	4.80% to 4.17%
2010	0.80% to 1.40%	180,620	11.25 to 10.94	1,981,504	5.84%	6.29% to 5.64%
2009	0.80% to 1.40%	199,374	10.59 to 10.35	2,069,531	9.61%	8.77% to 8.11%
2008	0.80% to 1.40%	312,617	9.73 to 9.58	2,999,638	4.42%	-10.92% to -11.46%
2007	1.30% to 1.40%	328,510	10.83 to 10.82	3,557,887	4.01%	4.08% to 3.97%
Core Plus Fixed Income Portfolio - Class II (MSVF2)
2011	0.95% to 3.05%	1,719,934	12.32 to 10.16	19,859,702	3.46%	4.40% to 2.20%
2010	0.95% to 3.05%	2,060,566	11.80 to 9.94	22,903,727	5.14%	5.84% to 3.60%
2009	0.95% to 3.05%	2,319,135	11.15 to 9.59	24,504,304	12.99%	8.34% to 6.05%
2008	0.65% to 3.25%	22,132,369	8.92 to 8.94	214,874,888	4.27%	-11.04% to -13.37%
2007	0.95% to 3.25%	25,887,057	11.60 to 10.32	286,272,488	3.60%	4.21% to 1.78%
Emerging Markets Debt Portfolio - Class I (MSEM)
2011	0.80% to 1.40%	146,190	26.45 to 24.23	3,579,650	3.51%	6.18% to 5.54%
2010	0.80% to 1.40%	172,642	24.91 to 22.96	4,003,378	4.15%	8.87% to 8.21%
2009	0.80% to 1.40%	206,910	22.88 to 21.22	4,430,726	8.01%	29.17% to 28.39%
2008	0.80% to 1.40%	256,891	17.71 to 16.52	4,280,827	7.11%	-15.66% to -16.17%
2007	0.80% to 1.40%	351,451	21.00 to 19.71	6,980,725	7.33%	5.68% to 5.03%
Emerging Markets Debt Portfolio - Class II (MSEMB)
2011	1.10% to 2.05%	47,925	21.84 to 20.02	1,015,627	3.48%	5.71% to 4.70%
2010	1.10% to 2.05%	56,191	20.66 to 19.12	1,129,707	4.12%	8.53% to 7.49%
2009	1.10% to 2.15%	72,537	19.03 to 17.66	1,345,283	7.91%	28.68% to 27.32%
2008	1.10% to 2.15%	91,031	14.79 to 13.87	1,317,461	7.10%	-15.92% to -16.81%
2007	1.10% to 2.15%	113,859	17.59 to 16.68	1,965,340	7.38%	5.22% to 4.10%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
U.S. Real Estate Portfolio - Class I (MSVRE)
2010	1.30%	312	$46.86	$14,620	1.02%	28.27%
2008	0.80% to 1.40%	2,056,027	30.32 to 28.44	59,067,311	3.36%	-38.39% to -38.77%
2007	0.80% to 1.40%	2,592,043	49.21 to 46.45	121,497,196	1.18%	-17.74% to -18.24%
U.S. Real Estate Portfolio - Class II (MSVREB)
2011	1.35%	27	23.92	646	0.34%	4.24%
2010	1.35%	27	22.95	620	0.78%	27.78%
2009	1.35%	27	17.96	485	5.06%	26.76%
2008	0.95% to 2.80%	3,061,013	11.91 to 12.96	42,791,166	2.76%	-38.64% to -39.80%
2007	0.95% to 2.70%	3,568,905	19.41 to 21.64	81,882,876	1.04%	-18.06% to -19.52%
Managed Allocation Fund - Moderate Growth II (VFMG2)
2011	1.15% to 2.20%	293,739	11.34 to 10.46	3,311,354	1.57%	-6.59% to -7.58%
2010	1.15% to 2.35%	334,971	12.14 to 11.20	4,073,490	0.67%	9.28% to 7.96%
2009	1.15% to 2.35%	407,960	11.11 to 10.37	4,554,149	0.01%	24.18% to 22.67%
2008	1.15% to 2.60%	567,913	8.95 to 8.36	5,101,299	1.30%	-29.89% to -30.92%
2007	1.15% to 2.60%	651,956	12.76 to 12.10	8,384,121	2.05%	5.65% to 4.10%
American Century NVIT Multi Cap Value Fund - Class I (NVAMV1)
2011	0.80% to 1.40%	3,763,621	14.04 to 13.82	52,118,578	1.57%	-0.16% to -0.76%
2010	0.80% to 1.40%	4,645,835	14.07 to 13.93	64,777,629	1.95%	12.56% to 11.88%
2009	0.80% to 1.40%	5,595	12.50 to 12.45	69,699	1.43%	24.97% to 24.47%	****
American Century NVIT Multi Cap Value Fund - Class II (NVAMV2)
2011	0.40% to 3.30%	10,757,342	14.12 to 13.05	147,205,264	1.50%	0.09% to -2.82%
2010	0.65% to 3.30%	11,529,269	14.05 to 13.43	159,467,938	1.41%	12.42% to 9.42%
2009	1.10% to 2.75%	349,190	12.46 to 12.32	4,337,527	1.09%	24.59% to 23.20%	****
American Funds NVIT Asset Allocation Fund - Class II (GVAAA2)
2011	0.65% to 3.25%	298,878,335	9.64 to 9.10	3,003,333,545	1.22%	0.27% to -2.34%
2010	0.65% to 3.35%	211,427,824	9.62 to 9.27	2,134,403,370	1.30%	11.29% to 8.34%
2009	0.65% to 3.35%	138,502,206	8.64 to 8.56	1,265,434,415	0.08%	22.61% to 19.18%
2008	0.80% to 3.10%	81,161,084	7.70 to 7.23	609,557,811	3.17%	-30.34% to -31.96%
2007	0.80% to 2.95%	42,263,897	11.06 to 10.66	460,727,179	2.72%	5.29% to 2.99%
American Funds NVIT Bond Fund - Class II (GVABD2)
2011	0.65% to 3.30%	91,572,178	11.07 to 10.16	1,024,351,460	2.11%	5.04% to 2.24%
2010	0.65% to 3.35%	71,841,137	10.54 to 9.92	770,617,482	1.80%	5.30% to 2.49%
2009	0.75% to 3.35%	50,794,802	9.98 to 9.68	521,115,164	0.36%	11.31% to 8.39%
2008	0.80% to 3.10%	33,032,987	9.57 to 8.99	306,925,600	7.38%	-10.59% to -12.67%
2007	0.80% to 2.95%	12,421,457	10.71 to 10.32	130,936,805	8.10%	2.15% to -0.07%
American Funds NVIT Global Growth Fund - Class II (GVAGG2)
2011	0.40% to 3.30%	11,697,772	8.82 to 8.99	116,477,223	0.91%	-9.67% to -12.30%
2010	0.40% to 3.30%	10,053,778	9.77 to 10.25	112,124,889	0.77%	10.86% to 7.63%
2009	0.75% to 3.30%	8,693,755	8.75 to 9.53	88,480,893	0.00%	40.54% to 36.93%
2008	0.75% to 3.05%	6,969,825	6.22 to 7.00	50,870,236	2.90%	-39.10% to -40.51%
2007	0.80% to 3.05%	5,365,947	12.23 to 11.78	64,844,710	2.79%	13.44% to 10.86%
American Funds NVIT Growth Fund - Class II (GVAGR2)
2011	0.40% to 3.30%	21,925,386	8.85 to 8.36	203,005,498	0.26%	-5.07% to -7.83%
2010	0.65% to 3.30%	19,445,092	9.12 to 9.07	191,754,817	0.16%	17.43% to 14.30%
2009	0.75% to 3.30%	16,804,221	7.75 to 7.94	142,381,453	0.00%	37.74% to 34.20%
2008	0.65% to 3.25%	15,955,035	5.63 to 5.92	98,887,216	2.18%	-44.58% to -46.03%
2007	0.80% to 3.25%	11,269,769	11.44 to 10.98	127,268,601	0.71%	11.00% to 8.24%
American Funds NVIT Growth-Income Fund - Class II (GVAGI2)
2011	0.40% to 3.30%	125,082,554	8.97 to 7.43	1,005,278,616	0.90%	-2.63% to -5.46%
2010	0.65% to 3.35%	94,709,952	8.93 to 7.83	789,529,433	0.84%	10.25% to 7.34%
2009	0.75% to 3.35%	64,562,256	8.08 to 7.29	491,918,665	0.00%	29.71% to 26.15%
2008	0.80% to 3.10%	38,038,535	6.05 to 5.81	225,395,652	3.41%	-38.56% to -39.99%
2007	0.80% to 2.95%	8,176,408	9.84 to 9.70	79,871,976	2.28%	-1.61% to -3.04%	****
Federated NVIT High Income Bond Fund - Class I (HIBF)
2011	0.95% to 2.20%	405,899	15.76 to 16.00	6,836,295	8.15%	2.83% to 1.58%
2010	0.95% to 2.35%	540,532	15.32 to 15.33	8,856,399	8.30%	12.08% to 10.50%
2009	0.95% to 2.35%	689,492	13.67 to 13.88	10,134,551	9.64%	44.61% to 42.57%
2008	0.95% to 2.35%	833,712	9.45 to 9.73	8,523,732	8.79%	-28.67% to -29.68%
2007	0.95% to 2.35%	1,099,805	13.25 to 13.84	15,862,330	7.26%	2.15% to 0.70%
Federated NVIT High Income Bond Fund - Class III (HIBF3)
2011	0.75% to 2.80%	7,233,930	12.03 to 12.28	97,191,051	7.75%	3.03% to 0.91%
2010	0.75% to 2.80%	7,280,016	11.68 to 12.17	95,630,359	8.85%	12.31% to 9.99%
2009	0.75% to 2.80%	6,014,764	10.40 to 11.07	70,825,989	9.70%	44.98% to 41.99%
2008	0.80% to 2.75%	3,688,239	7.78 to 7.81	30,220,484	8.86%	-28.67% to -30.08%
2007	0.80% to 2.80%	3,534,655	10.90 to 11.15	40,885,129	8.09%	2.34% to 0.26%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Emerging Markets Fund - Class I (GEM)
2011	0.80% to 1.40%	14,503	$20.97 to $ 19.58	$285,375	0.64%	-22.99% to -23.46%
2010	0.80% to 1.40%	18,106	27.23 to 25.59	465,619	0.05%	15.25% to 14.55%
2009	0.80% to 1.40%	25,866	23.62 to 22.34	580,996	1.17%	62.01% to 61.03%
2008	0.80% to 1.40%	33,579	14.58 to 13.87	468,183	1.15%	-58.10% to -58.36%
2007	0.80% to 1.40%	40,673	34.80 to 33.31	1,361,399	0.67%	44.41% to 43.53%
NVIT Emerging Markets Fund - Class II (GEM2)
2011	1.10% to 2.25%	44,117	29.78 to 26.84	1,272,348	0.44%	-23.45% to -24.34%
2010	1.10% to 2.45%	52,785	38.90 to 34.91	1,988,828	0.00%	14.64% to 13.08%
2009	1.10% to 2.45%	66,147	33.93 to 30.87	2,165,809	1.16%	61.29% to 59.09%
2008	1.10% to 2.45%	88,202	21.04 to 19.41	1,800,059	0.82%	-58.39% to -58.96%
2007	1.10% to 2.45%	134,775	50.56 to 47.29	6,651,015	0.42%	43.59% to 41.62%
NVIT Emerging Markets Fund - Class III (GEM3)
2011	0.80% to 1.40%	1,075,051	22.93 to 21.63	23,447,431	0.66%	-23.01% to -23.48%
2010	0.80% to 1.40%	1,413,626	29.79 to 28.26	40,245,214	0.07%	15.29% to 14.59%
2009	0.80% to 1.40%	1,637,414	25.84 to 24.66	40,653,617	1.30%	62.18% to 61.20%
2008	0.80% to 1.40%	1,827,343	15.93 to 15.30	28,122,168	1.09%	-58.17% to -58.42%
2007	0.80% to 1.40%	2,599,261	38.08 to 36.80	96,119,470	0.68%	44.38% to 43.50%
NVIT Emerging Markets Fund - Class VI (GEM6)
2011	0.75% to 2.80%	2,598,477	6.11 to 15.47	43,888,708	0.45%	-23.17% to -24.76%
2010	0.75% to 2.80%	2,890,791	7.95 to 20.57	63,579,406	0.00%	15.02% to 12.65%
2009	0.75% to 2.80%	2,858,691	6.91 to 18.26	54,764,422	1.12%	61.87% to 58.52%
2008	0.75% to 2.80%	2,681,445	4.27 to 11.52	32,388,303	0.99%	-58.18% to -59.05%
2007	0.95% to 2.80%	3,749,821	13.46 to 28.12	109,631,081	0.59%	34.62% to 41.36%	*	***
NVIT International Equity Fund - Class I (GIG)
2011	0.80% to 1.40%	3,386	11.16 to 10.42	35,746	1.25%	-10.49% to -11.03%
2010	0.80% to 1.40%	3,675	12.47 to 11.72	43,672	0.96%	12.38% to 11.71%
2009	0.80% to 1.40%	6,007	11.09 to 10.49	63,507	1.18%	28.68% to 27.91%
2008	0.80% to 1.40%	7,437	8.62 to 8.20	61,400	1.38%	-46.49% to -46.81%
2007	0.80% to 1.40%	7,935	16.11 to 15.42	123,047	0.38%	26.12% to 25.36%
NVIT International Equity Fund - Class III (GIG3)
2011	0.80% to 1.40%	1,510,544	17.66 to 16.65	25,320,360	1.23%	-10.48% to -11.03%
2010	0.80% to 1.40%	1,753,932	19.73 to 18.72	33,009,096	0.96%	12.36% to 11.69%
2009	0.80% to 1.40%	2,072,015	17.56 to 16.76	34,894,818	0.69%	28.63% to 27.86%
2008	0.80% to 1.40%	1,123,906	13.65 to 13.11	14,805,125	1.25%	-46.47% to -46.80%
2007	0.80% to 1.40%	1,528,618	25.50 to 24.63	37,816,487	0.44%	26.13% to 25.36%
Gartmore NVIT International Equity Fund - Class VI (NVIE6)
2011	0.40% to 2.75%	3,528,777	7.42 to 6.55	24,130,603	1.18%	-10.36% to -12.47%
2010	0.40% to 2.80%	2,754,847	8.28 to 7.47	21,261,973	0.94%	12.55% to 9.84%
2009	0.40% to 2.75%	2,369,404	7.35 to 6.81	16,443,478	0.61%	28.93% to 25.89%
2008	1.10% to 2.60%	510,631	5.47 to 5.41	2,781,264	1.52%	-45.33% to -45.88%	*	***
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class I (NVNMO1)
2011	0.80% to 1.40%	9,418,341	7.86 to 7.69	72,619,219	0.56%	-12.32% to -12.85%
2010	0.80% to 1.40%	11,003,045	8.97 to 8.83	97,286,636	0.20%	14.68% to 13.99%
2009	0.80% to 1.40%	13,158,118	7.82 to 7.74	101,993,343	0.18%	51.74% to 50.82%
2008	1.30% to 1.40%	12,714	5.14 to 5.13	65,309	0.00%	-48.63% to -48.66%	*	***
Neuberger Berman NVIT Multi Cap Opportunities Fund - Class II (NVNMO2)
2011	0.40% to 2.80%	3,122,319	7.84 to 7.24	23,656,246	0.56%	-12.01% to -14.13%
2010	0.65% to 2.75%	2,127,346	8.94 to 8.44	18,515,437	0.17%	14.64% to 12.21%
2009	0.75% to 2.75%	1,491,186	7.79 to 7.53	11,436,241	0.00%	51.82% to 48.76%
2008	1.10% to 2.75%	165,613	5.12 to 5.06	843,322	0.00%	-48.84% to -49.41%	*	***
Neuberger Berman NVIT Socially Responsible Fund - Class I (NVNSR1)
2011	0.80% to 1.40%	227,602	9.44 to 9.23	2,108,691	0.69%	-3.95% to -4.53%
2010	0.80% to 1.40%	202,690	9.83 to 9.67	1,964,901	0.86%	22.59% to 21.85%
2009	0.80% to 1.40%	202,450	8.02 to 7.94	1,609,379	0.49%	30.48% to 29.69%
2008	0.80% to 1.40%	255,949	6.15 to 6.12	1,567,453	0.43%	-38.55% to -38.80%	*	***
Neuberger Berman NVIT Socially Responsible Fund - Class II (NVNSR2)
2011	0.40% to 3.20%	19,248,367	10.02 to 8.60	174,928,764	0.62%	-3.65% to -6.36%
2010	0.65% to 3.20%	21,270,528	9.85 to 9.19	203,052,828	0.56%	22.76% to 19.61%
2009	0.65% to 3.25%	35,752,844	8.02 to 7.67	281,271,459	0.41%	30.42% to 27.00%
2008	0.65% to 3.25%	41,560,970	6.15 to 6.04	253,618,648	0.39%	-38.50% to -39.59%	*	***
NVIT Cardinal Aggressive Fund - Class II (NVCRA2)
2011	0.75% to 2.65%	2,675,730	13.65 to 8.08	22,508,074	1.95%	-7.08% to -8.86%
2010	0.80% to 2.65%	2,416,119	9.32 to 8.87	22,008,706	0.35%	14.04% to 11.91%
2009	0.80% to 2.60%	1,320,362	8.18 to 7.93	10,654,779	0.99%	28.16% to 25.84%
2008	0.80% to 2.60%	688,094	6.38 to 6.30	4,366,517	1.64%	-36.21% to -36.99%	*	***

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Cardinal Balanced Fund - Class II (NVCRB2)
2011	0.40% to 3.25%	128,328,881	$10.81 to $ 9.24	$1,259,936,055	2.45%	-1.74% to -4.54%
2010	0.40% to 3.25%	91,327,946	11.01 to 9.68	921,933,574	0.92%	9.96% to 6.82%
2009	0.80% to 3.10%	45,054,749	9.45 to 9.08	418,125,250	2.30%	18.86% to 16.11%
2008	1.10% to 3.10%	17,964,614	7.93 to 7.82	141,470,743	1.93%	-20.70% to -21.77%	*	***
NVIT Cardinal Capital Appreciation Fund - Class II (NVCCA2)
2011	0.40% to 3.00%	215,720,584	10.37 to 8.75	1,993,782,374	2.23%	-3.83% to -6.34%
2010	0.65% to 3.00%	134,184,859	10.72 to 9.34	1,303,699,380	0.69%	11.66% to 9.02%
2009	0.80% to 3.00%	61,562,208	8.89 to 8.57	540,299,784	1.96%	23.17% to 20.44%
2008	0.80% to 2.95%	15,353,953	7.22 to 7.12	110,154,375	1.75%	-27.78% to -28.83%	*	***
NVIT Cardinal Conservative Fund - Class II (NVCCN2)
2011	0.65% to 3.05%	54,984,947	11.75 to 10.00	581,434,652	2.58%	0.75% to -1.67%
2010	0.85% to 3.05%	35,658,142	11.63 to 10.17	377,651,311	1.21%	5.89% to 3.54%
2009	1.10% to 3.05%	19,312,567	10.15 to 9.82	194,470,746	3.10%	11.78% to 9.57%
2008	1.10% to 2.95%	5,226,256	9.08 to 8.97	47,264,496	2.21%	-9.18% to -10.32%	*	***
NVIT Cardinal Moderate Fund - Class II (NVCMD2)
2011	0.40% to 3.40%	194,824,445	10.59 to 8.91	1,863,452,955	2.32%	-2.72% to -5.65%
2010	0.65% to 3.25%	133,082,298	10.82 to 9.48	1,321,688,824	0.79%	10.65% to 7.75%
2009	0.80% to 2.95%	54,968,785	9.17 to 8.84	498,076,084	2.23%	20.97% to 18.35%
2008	0.80% to 2.95%	13,903,119	7.58 to 7.47	104,822,308	1.77%	-24.19% to -25.29%	*	***
NVIT Cardinal Moderately Aggressive Fund - Class II (NVCMA2)
2011	0.75% to 3.25%	38,634,829	9.99 to 8.35	343,084,881	2.36%	-5.38% to -7.76%
2010	0.75% to 3.25%	40,125,331	10.56 to 9.05	379,893,041	0.56%	12.46% to 9.63%
2009	0.80% to 2.70%	21,578,200	8.61 to 8.34	183,374,699	1.47%	25.57% to 23.16%
2008	1.10% to 2.70%	14,026,096	6.84 to 6.77	95,660,793	1.72%	-31.56% to -32.31%	*	***
NVIT Cardinal Moderately Conservative Fund - Class II (NVCMC2)
2011	0.40% to 2.95%	54,955,819	11.00 to 9.60	556,682,830	2.57%	-0.67% to -3.21%
2010	0.75% to 2.95%	39,080,002	10.98 to 9.92	402,595,617	1.02%	8.22% to 5.82%
2009	0.80% to 2.95%	18,399,363	9.72 to 9.37	176,473,619	2.81%	16.74% to 14.21%
2008	1.10% to 2.95%	4,777,489	8.31 to 8.21	39,524,433	1.94%	-16.89% to -17.93%	*	***
NVIT Core Bond Fund - Class I (NVCBD1)
2011	0.80% to 1.40%	235,110	11.99 to 11.72	2,763,344	3.22%	5.74% to 5.11%
2010	0.80% to 1.40%	209,916	11.34 to 11.15	2,346,078	2.54%	6.20% to 5.56%
2009	0.80% to 1.40%	279,023	10.67 to 10.57	2,952,194	3.81%	7.91% to 7.26%
2008	1.30% to 1.40%	42,991	9.86 to 9.85	423,815	3.07%	-1.41% to -1.48%	*	***
NVIT Core Bond Fund - Class II (NVCBD2)
2011	0.40% to 3.05%	11,130,478	12.24 to 10.91	127,534,053	2.69%	5.81% to 3.01%
2010	0.40% to 3.05%	13,216,889	11.56 to 10.59	144,795,792	2.18%	6.35% to 3.52%
2009	0.40% to 3.25%	19,490,331	10.87 to 10.20	203,646,838	3.50%	8.16% to 5.06%
2008	1.05% to 2.70%	279,918	9.85 to 9.74	2,747,847	3.51%	-1.46% to -2.56%	*	***
NVIT Core Plus Bond Fund - Class II (NVLCP2)
2011	0.40% to 2.70%	3,256,827	13.33 to 11.99	40,774,802	2.51%	5.62% to 3.19%
2010	0.75% to 2.70%	2,269,048	12.25 to 11.62	27,153,406	2.61%	7.30% to 5.20%
2009	0.80% to 2.70%	1,213,629	11.41 to 11.05	13,649,167	5.17%	15.50% to 13.29%
2008	0.80% to 2.70%	224,113	9.88 to 9.75	2,199,217	2.74%	-1.24% to -2.50%	*	***
NVIT Fund - Class I (TRF)
2011	0.80% to 1.40%	2,459,013	20.38 to 22.54	123,499,751	1.13%	-0.27% to -0.88%
2010	0.80% to 1.40%	2,827,396	20.43 to 22.74	144,432,190	1.00%	12.54% to 11.86%
2009	0.80% to 1.40%	3,250,148	18.16 to 20.33	147,253,756	1.33%	25.09% to 24.33%
2008	0.80% to 1.40%	3,836,090	14.51 to 16.35	139,622,623	1.38%	-42.02% to -42.37%
2007	0.80% to 1.40%	4,753,992	25.03 to 28.38	292,472,857	1.05%	7.31% to 6.66%
NVIT Fund - Class II (TRF2)
2011	0.65% to 3.20%	12,416,055	8.35 to 10.96	167,499,307	0.88%	-0.27% to -2.83%
2010	0.65% to 3.20%	14,608,151	8.38 to 11.28	199,289,832	0.68%	12.49% to 9.60%
2009	0.65% to 3.25%	23,090,202	7.45 to 10.26	283,628,433	1.14%	24.74% to 21.48%
2008	0.65% to 3.25%	28,046,162	5.97 to 8.44	280,666,419	1.23%	-41.99% to -43.51%
2007	0.95% to 3.25%	23,169,599	10.10 to 14.95	404,959,033	0.93%	1.03% to 4.37%	*	***
NVIT Government Bond Fund - Class I (GBF)
2011	0.40% to 3.20%	25,298,375	12.15 to 11.14	406,977,698	2.92%	6.83% to 3.83%
2010	0.40% to 3.20%	30,230,403	11.37 to 10.73	449,815,636	2.88%	4.36% to 1.43%
2009	0.65% to 3.25%	43,318,770	11.00 to 10.54	603,120,896	3.35%	2.02% to -0.65%
2008	0.65% to 3.25%	51,150,296	10.78 to 10.61	710,154,637	4.30%	7.02% to 4.22%
2007	0.80% to 3.25%	42,800,012	18.15 to 10.18	579,531,623	4.58%	6.30% to 3.66%
American Century NVIT Growth Fund - Class I (CAF)
2011	0.80% to 1.40%	1,730,666	15.40 to 16.63	31,767,638	0.57%	-1.48% to -2.08%
2010	0.80% to 1.40%	1,929,649	15.63 to 16.98	36,136,993	0.62%	18.29% to 17.58%
2009	0.80% to 1.40%	2,234,563	13.21 to 14.44	35,566,596	0.55%	32.40% to 31.60%
2008	0.80% to 1.40%	2,568,010	9.98 to 10.98	31,041,966	0.27%	-39.20% to -39.57%
2007	0.80% to 1.40%	3,094,521	16.41 to 18.16	61,757,970	0.17%	18.58% to 17.86%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
American Century NVIT Growth Fund - Class II (CAF2)
2011	0.40% to 2.55%	1,133,015	$9.13 to $ 9.00	$10,266,928	1.35%	-8.65% to -9.97%	****
NVIT International Index Fund - Class VIII (GVIX8)
2011	0.65% to 2.75%	2,533,356	6.78 to 7.01	19,050,533	2.62%	-13.41% to -15.24%
2010	0.65% to 2.75%	1,822,983	7.83 to 8.28	15,977,303	2.10%	6.70% to 4.45%
2009	0.80% to 2.75%	1,437,538	8.52 to 7.92	11,902,303	2.84%	27.58% to 25.07%
2008	0.80% to 2.75%	996,023	6.68 to 6.33	6,515,309	1.84%	-43.55% to -44.66%
2007	0.80% to 2.60%	994,418	11.83 to 11.48	11,613,924	1.36%	8.51% to 6.53%
NVIT Investor Destinations Aggressive Fund - Class II (GVIDA)
2011	0.75% to 3.05%	16,836,607	8.76 to 13.21	264,183,026	1.79%	-4.65% to -6.86%
2010	0.75% to 3.10%	20,614,506	9.19 to 14.12	341,454,727	1.70%	13.77% to 11.08%
2009	0.80% to 3.10%	25,390,427	12.62 to 12.71	372,961,401	1.08%	26.19% to 23.26%
2008	0.80% to 3.10%	28,976,150	10.00 to 10.31	340,600,981	2.05%	-37.35% to -38.81%
2007	0.80% to 3.10%	31,376,425	15.96 to 16.85	595,372,007	1.99%	5.11% to 2.66%
NVIT Investor Destinations Balanced Fund - Class II (NVDBL2)
2011	0.40% to 3.20%	39,506,703	12.76 to 11.83	489,089,921	2.15%	0.48% to -2.34%
2010	0.65% to 3.20%	21,980,236	12.64 to 12.11	273,719,201	1.26%	9.10% to 6.30%
2009	0.75% to 3.05%	5,086,185	11.58 to 11.40	58,589,875	1.75%	15.82% to 14.02%	****
NVIT Investor Destinations Capital Appreciation Fund - Class II (NVDCA2)
2011	0.40% to 3.00%	69,667,022	13.40 to 12.49	906,298,809	2.07%	-1.33% to -3.90%
2010	0.65% to 3.00%	32,219,088	13.52 to 13.00	429,561,830	1.21%	11.30% to 8.67%
2009	0.65% to 2.65%	9,516,319	12.15 to 11.99	114,993,475	1.84%	21.52% to 19.88%	****
NVIT Investor Destinations Conservative Fund - Class II (GVIDC)
2011	0.65% to 2.80%	40,657,415	10.99 to 11.21	518,552,257	2.41%	2.26% to 0.06%
2010	0.65% to 2.85%	29,968,371	10.75 to 11.16	377,440,958	2.19%	5.20% to 2.88%
2009	0.65% to 2.85%	23,544,842	10.22 to 10.85	283,709,134	1.88%	8.38% to 5.98%
2008	0.65% to 2.90%	17,322,335	9.43 to 10.21	194,173,796	3.48%	-6.63% to -8.75%
2007	0.80% to 2.90%	12,824,884	12.51 to 11.19	155,324,013	3.57%	4.53% to 2.31%
NVIT Investor Destinations Moderate Fund - Class II (GVIDM)
2011	0.40% to 3.15%	163,597,374	10.14 to 12.21	2,362,475,885	2.13%	-0.44% to -3.18%
2010	0.40% to 3.25%	166,698,445	10.19 to 12.51	2,456,068,489	1.95%	10.47% to 7.31%
2009	0.65% to 3.25%	159,101,261	9.17 to 11.66	2,150,669,858	1.54%	18.36% to 15.26%
2008	0.65% to 3.25%	149,844,350	7.75 to 10.12	1,725,868,410	2.83%	-23.70% to -25.69%
2007	0.75% to 3.25%	145,018,915	10.15 to 13.62	2,213,097,547	2.80%	1.55% to 2.21%	****
NVIT Investor Destinations Moderately Aggressive Fund - Class II (GVDMA)
2011	0.65% to 3.30%	80,738,644	9.36 to 12.69	1,253,194,315	2.01%	-2.76% to -5.35%
2010	0.65% to 3.10%	92,239,100	9.62 to 13.62	1,484,512,669	1.88%	12.10% to 9.34%
2009	0.65% to 3.15%	99,614,695	8.58 to 12.41	1,442,819,680	1.32%	23.58% to 20.47%
2008	0.65% to 3.25%	102,697,193	6.95 to 10.24	1,214,743,220	2.48%	-31.84% to -33.62%
2007	0.80% to 3.25%	100,235,949	15.31 to 15.43	1,754,174,386	2.38%	5.30% to 2.68%
NVIT Investor Destinations Moderately Conservative Fund - Class II (GVDMC)
2011	0.40% to 3.05%	55,287,171	10.75 to 11.79	756,070,865	2.31%	1.65% to -1.04%
2010	0.40% to 3.05%	51,232,905	10.57 to 11.92	698,910,323	2.11%	8.08% to 5.21%
2009	0.65% to 3.20%	46,770,342	9.73 to 11.21	598,037,127	1.73%	13.82% to 10.90%
2008	0.65% to 3.20%	42,212,488	8.55 to 10.11	478,690,281	3.20%	-15.60% to -17.76%
2007	0.80% to 3.00%	37,093,457	13.43 to 12.41	505,146,597	3.22%	5.01% to 2.67%
NVIT Mid Cap Index Fund - Class I (MCIF)
2011	0.40% to 3.05%	5,247,331	11.04 to 16.54	98,339,715	0.78%	-2.93% to -5.51%
2010	0.40% to 3.05%	5,115,318	11.37 to 17.50	99,473,389	1.28%	25.70% to 22.36%
2009	0.80% to 3.05%	5,707,255	14.59 to 14.30	88,938,969	0.99%	35.66% to 32.58%
2008	0.80% to 3.05%	5,965,468	10.76 to 10.79	67,891,140	1.25%	-36.97% to -38.41%
2007	0.80% to 3.05%	6,776,727	17.07 to 17.51	121,741,631	1.44%	6.69% to 4.26%
NVIT Money Market Fund - Class I (SAM)
2011	0.40% to 3.30%	52,755,926	10.05 to 8.63	654,112,501	0.00%	-0.40% to -3.29%
2010	0.40% to 3.30%	45,261,889	10.09 to 8.92	566,041,327	0.00%	-0.40% to -3.30%
2009	0.40% to 3.30%	47,298,089	10.13 to 9.23	611,884,145	0.05%	-0.36% to -3.26%
2008	0.65% to 3.25%	58,886,454	10.20 to 9.57	801,127,428	1.98%	1.39% to -1.26%
2007	0.80% to 3.25%	46,091,872	14.17 to 9.69	640,751,455	4.69%	3.95% to 1.37%
NVIT Multi-Manager International Growth Fund - Class III (NVMIG3)
2011	0.80% to 1.40%	4,100,818	8.41 to 8.22	33,815,868	1.26%	-10.09% to -10.63%
2010	0.80% to 1.40%	4,850,543	9.35 to 9.20	44,725,588	0.74%	13.12% to 12.44%
2009	0.80% to 1.40%	5,811,834	8.27 to 8.18	47,623,886	0.86%	35.37% to 34.55%
2008	0.80% to 1.40%	236,983	6.11 to 6.08	1,442,366	0.11%	-38.93% to -39.17%	****
NVIT Multi-Manager International Growth Fund - Class VI (NVMIG6)
2011	0.65% to 3.20%	20,747,296	8.37 to 7.61	166,929,621	1.07%	-10.21% to -12.51%
2010	0.65% to 3.20%	21,858,795	9.32 to 8.70	197,781,700	0.45%	13.07% to 10.17%
2009	0.65% to 3.25%	33,492,360	8.25 to 7.89	271,002,647	1.03%	35.22% to 31.68%
2008	0.65% to 3.25%	33,672,563	6.10 to 5.99	203,779,302	0.00%	-39.02% to -40.09%	****

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Multi-Manager International Value Fund - Class II (GVDIV2)
2011	0.95% to 2.10%	44,925	$11.24 to $ 11.97	$559,837	1.41%	-17.21% to -18.17%
2010	0.95% to 2.15%	58,167	13.57 to 14.57	884,469	1.88%	4.89% to 3.62%
2009	0.95% to 2.15%	70,793	12.94 to 14.06	1,032,142	1.79%	28.28% to 26.72%
2008	0.95% to 2.20%	93,231	10.09 to 11.08	1,064,102	1.54%	-46.99% to -47.74%
2007	0.95% to 2.30%	114,548	19.03 to 21.03	2,483,741	1.68%	1.73% to 0.33%
NVIT Multi-Manager International Value Fund - Class III (GVDIV3)
2011	0.80% to 1.40%	415,870	13.70 to 13.00	5,441,335	1.76%	-16.78% to -17.29%
2010	0.80% to 1.40%	485,438	16.47 to 15.72	7,673,903	2.20%	5.26% to 4.63%
2009	0.80% to 1.40%	567,848	15.64 to 15.02	8,573,083	2.08%	28.80% to 28.02%
2008	0.80% to 1.40%	801,982	12.15 to 11.74	9,450,119	1.71%	-46.76% to -47.09%
2007	0.80% to 1.40%	1,163,407	22.81 to 22.18	25,890,831	2.19%	2.10% to 1.48%
NVIT Multi-Manager International Value Fund - Class VI (GVDIV6)
2011	0.40% to 3.30%	5,935,093	6.25 to 7.73	52,384,680	1.81%	-16.73% to -19.16%
2010	0.40% to 3.30%	5,274,892	7.51 to 9.56	56,592,567	2.39%	5.43% to 2.36%
2009	0.40% to 3.30%	4,221,490	7.13 to 9.34	43,539,817	1.99%	28.97% to 25.22%
2008	0.65% to 3.25%	14,917,379	5.44 to 7.48	119,779,486	1.55%	-46.80% to -48.20%
2007	0.95% to 3.25%	17,958,586	15.73 to 14.43	274,210,858	2.13%	1.72% to -0.66%
NVIT Multi-Manager Large Cap Growth Fund - Class I (NVMLG1)
2011	0.80% to 1.40%	1,104,279	8.99 to 8.80	9,746,079	0.01%	-3.68% to -4.26%
2010	0.80% to 1.40%	1,296,267	9.34 to 9.19	11,938,684	0.06%	14.59% to 13.89%
2009	0.80% to 1.40%	435,720	8.15 to 8.07	3,519,745	0.80%	28.74% to 27.96%
2008	0.80% to 1.40%	4,988	6.33 to 6.30	31,488	0.49%	-36.70% to -36.95%	****
NVIT Multi-Manager Large Cap Growth Fund - Class II (NVMLG2)
2011	0.40% to 3.20%	13,148,749	9.12 to 8.15	113,477,686	0.00%	-3.62% to -6.32%
2010	0.65% to 3.20%	14,383,005	9.33 to 8.70	130,345,255	0.00%	14.61% to 11.67%
2009	0.65% to 3.25%	20,688,233	8.14 to 7.79	165,234,419	0.48%	28.51% to 25.15%
2008	1.10% to 2.60%	100,379	6.31 to 6.25	631,180	0.35%	-36.86% to -37.51%	****
NVIT Multi-Manager Large Cap Value Fund - Class I (NVMLV1)
2011	0.80% to 1.40%	341,497	9.77 to 9.67	3,307,487	1.09%	-6.58% to -7.15%
2010	0.80% to 1.40%	368,018	10.46 to 10.42	3,835,629	0.50%	4.59% to 4.17%	****
NVIT Multi-Manager Large Cap Value Fund - Class II (NVMLV2)
2011	0.40% to 2.95%	5,145,247	8.96 to 7.67	41,597,008	0.87%	-6.47% to -8.86%
2010	0.40% to 2.95%	4,831,835	9.58 to 8.42	42,225,995	0.54%	12.29% to 9.42%
2009	0.40% to 2.95%	4,932,338	8.54 to 7.69	38,825,340	1.10%	26.90% to 23.65%
2008	0.80% to 2.75%	538,618	6.31 to 6.23	3,379,434	0.97%	-36.85% to -37.69%	****
NVIT Multi-Manager Mid Cap Growth Fund - Class I (NVMMG1)
2011	0.80% to 1.40%	18,999,885	9.41 to 9.21	175,492,290	0.00%	-4.99% to -5.57%
2010	0.80% to 1.40%	21,964,214	9.91 to 9.75	214,642,760	0.00%	25.80% to 25.04%
2009	0.80% to 1.40%	25,406,505	7.88 to 7.80	198,383,368	0.00%	26.10% to 25.34%
2008	0.80% to 1.40%	82,831	6.25 to 6.22	515,576	0.00%	-37.54% to -37.79%	****
NVIT Multi-Manager Mid Cap Growth Fund - Class II (NVMMG2)
2011	0.40% to 3.20%	14,187,931	9.27 to 8.52	127,998,792	0.00%	-4.83% to -7.50%
2010	0.65% to 3.20%	15,990,746	9.87 to 9.21	153,386,874	0.00%	25.65% to 22.43%
2009	0.65% to 3.25%	21,823,573	7.86 to 7.52	168,407,542	0.00%	25.88% to 22.59%
2008	0.65% to 3.25%	13,384,980	6.24 to 6.13	82,917,533	0.00%	-37.57% to -38.67%	****
NVIT Multi-Manager Mid Cap Value Fund - Class II (NVMMV2)
2011	0.40% to 3.20%	27,202,766	10.41 to 9.14	265,164,390	0.81%	-2.71% to -5.44%
2010	0.65% to 3.20%	30,788,320	10.37 to 9.67	311,820,186	1.26%	18.85% to 15.81%
2009	0.65% to 3.25%	38,969,703	8.72 to 8.34	334,877,361	1.06%	29.62% to 26.23%
2008	0.65% to 3.25%	25,339,928	6.73 to 6.61	169,207,097	1.07%	-32.72% to -33.90%	****
NVIT Multi-Manager Small Cap Growth Fund - Class I (SCGF)
2011	0.80% to 1.40%	954,853	6.98 to 6.50	6,273,549	0.00%	-1.44% to -2.04%
2010	0.80% to 1.40%	1,058,529	7.08 to 6.64	7,084,169	0.00%	24.44% to 23.69%
2009	0.80% to 1.40%	1,069,631	5.69 to 5.37	5,784,908	0.00%	26.44% to 25.68%
2008	0.80% to 1.40%	1,159,659	4.50 to 4.27	4,987,989	0.00%	-46.85% to -47.17%
2007	0.80% to 1.40%	1,333,156	8.47 to 8.08	10,842,638	0.00%	8.87% to 8.21%
NVIT Multi-Manager Small Cap Growth Fund - Class II (SCGF2)
2011	0.65% to 2.80%	1,534,116	8.49 to 11.43	21,201,023	0.00%	-1.50% to -3.63%
2010	0.65% to 2.80%	1,120,559	8.62 to 11.86	16,035,870	0.00%	24.29% to 21.61%
2009	0.95% to 2.65%	983,361	7.04 to 10.84	11,455,239	0.00%	25.98% to 23.82%
2008	0.95% to 2.65%	968,639	5.59 to 8.75	9,006,487	0.00%	-47.04% to -47.96%
2007	0.95% to 2.80%	1,534,096	10.55 to 15.18	26,997,038	0.00%	5.55% to 6.42%	****
NVIT Multi-Manager Small Cap Value Fund - Class I (SCVF)
2011	0.80% to 1.40%	1,530,375	21.83 to 20.09	31,072,461	0.44%	-5.83% to -6.40%
2010	0.80% to 1.40%	1,869,906	23.18 to 21.46	40,531,559	0.59%	25.59% to 24.83%
2009	0.80% to 1.40%	2,126,736	18.45 to 17.19	36,900,577	0.58%	25.21% to 24.45%
2008	0.80% to 1.40%	2,629,323	14.74 to 13.81	36,629,666	1.08%	-32.70% to -33.10%
2007	0.80% to 1.40%	3,462,637	21.90 to 20.65	72,051,759	1.12%	-7.64% to -8.21%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Multi-Manager Small Cap Value Fund - Class II (SCVF2)
2011	0.40% to 2.90%	1,135,796	$10.65 to $ 15.40	$22,006,668	0.31%	-5.83% to -8.19%
2010	0.85% to 2.90%	1,184,181	10.57 to 16.78	24,902,171	0.44%	25.40% to 22.81%
2009	0.85% to 2.90%	1,573,837	8.43 to 13.66	26,272,189	0.48%	24.79% to 22.21%
2008	0.85% to 2.90%	1,254,598	6.75 to 11.18	17,069,075	0.90%	-32.88% to -34.27%
2007	0.95% to 2.70%	1,429,150	14.60 to 19.38	29,121,568	0.90%	-8.12% to -9.75%
NVIT Multi-Manager Small Company Fund - Class I (SCF)
2011	0.80% to 1.40%	2,073,053	37.57 to 34.08	71,520,637	0.53%	-6.31% to -6.88%
2010	0.80% to 1.40%	2,424,228	40.10 to 36.60	89,746,825	0.28%	24.32% to 23.57%
2009	0.80% to 1.40%	2,862,552	32.25 to 29.62	85,697,283	0.27%	33.62% to 32.82%
2008	0.80% to 1.40%	3,418,854	24.14 to 22.30	76,995,047	0.79%	-38.68% to -39.06%
2007	0.80% to 1.40%	4,226,617	39.37 to 36.59	156,048,695	0.09%	1.31% to 0.69%
NVIT Multi-Manager Small Company Fund - Class II (SCF2)
2011	0.75% to 2.95%	2,180,295	9.60 to 15.43	41,474,802	0.47%	-6.51% to -8.58%
2010	0.75% to 2.95%	2,354,378	10.27 to 16.88	48,456,246	0.06%	24.04% to 21.30%
2009	0.85% to 2.95%	2,565,425	8.26 to 13.92	42,920,845	0.15%	33.29% to 30.46%
2008	0.65% to 3.25%	4,915,642	6.21 to 10.48	61,690,354	0.61%	-38.76% to -40.36%
2007	0.95% to 3.25%	4,806,056	16.16 to 17.57	99,556,181	0.00%	0.92% to -1.44%
NVIT Multi-Sector Bond Fund - Class I (MSBF)
2011	0.40% to 2.95%	9,793,974	11.72 to 11.76	138,341,481	4.40%	5.13% to 2.44%
2010	0.65% to 2.95%	8,055,038	11.15 to 11.48	109,383,488	6.73%	9.87% to 7.33%
2009	0.80% to 2.95%	5,998,819	14.93 to 10.70	75,080,727	10.13%	23.38% to 20.71%
2008	0.80% to 2.95%	4,888,835	12.10 to 8.86	50,278,472	7.18%	-17.95% to -19.73%
2007	0.80% to 2.95%	5,127,598	14.75 to 11.04	65,624,015	3.96%	3.78% to 1.52%
NVIT Short Term Bond Fund - Class II (NVSTB2)
2011	0.40% to 3.30%	6,676,235	10.92 to 9.77	69,466,322	1.59%	0.89% to -2.04%
2010	0.65% to 3.30%	7,264,937	10.72 to 9.97	75,846,288	1.32%	1.75% to -0.96%
2009	0.80% to 3.30%	7,363,311	10.51 to 10.07	76,304,875	2.29%	6.25% to 3.58%
2008	0.80% to 2.90%	1,618,282	9.89 to 9.75	15,898,860	2.47%	-1.10% to -2.50%	****
NVIT Large Cap Growth Fund - Class I (NVOLG1)
2011	0.80% to 1.40%	24,571,339	13.60 to 13.38	329,412,509	0.66%	-3.01% to -3.60%
2010	0.80% to 1.40%	30,384,486	14.02 to 13.88	422,241,384	0.06%	7.93% to 7.28%
2009	0.80% to 1.40%	46,211	12.99 to 12.94	598,142	0.34%	29.90% to 29.38%	****
NVIT Large Cap Growth Fund - Class II (NVOLG2)
2011	0.65% to 2.95%	17,340,176	13.56 to 12.74	229,464,344	0.41%	-3.13% to -5.37%
2010	0.65% to 3.10%	21,739,959	14.00 to 13.43	299,585,237	0.07%	7.81% to 5.16%
2009	1.05% to 2.45%	126,715	12.95 to 12.82	1,636,114	0.01%	29.46% to 28.24%	****
Templeton NVIT International Value Fund - Class III (NVTIV3)
2011	0.40% to 3.20%	19,166,748	12.01 to 11.13	222,434,162	2.83%	-12.78% to -15.23%
2010	0.65% to 3.20%	16,971,191	13.71 to 13.13	228,494,131	1.85%	5.65% to 2.95%
2009	0.65% to 3.25%	24,685,147	12.98 to 12.75	317,975,246	0.42%	29.78% to 27.50%	****
Van Kampen NVIT Comstock Value Fund - Class II (EIF2)
2011	0.65% to 3.20%	8,681,768	8.79 to 11.85	128,259,076	1.14%	-3.18% to -5.66%
2010	0.65% to 3.20%	8,163,585	9.08 to 12.56	125,378,639	1.29%	14.70% to 11.75%
2009	0.65% to 3.25%	6,274,173	7.92 to 11.20	85,166,606	1.05%	27.43% to 24.10%
2008	0.65% to 3.25%	8,010,536	6.21 to 9.03	85,951,615	1.57%	-37.63% to -39.26%
2007	0.80% to 3.25%	18,188,564	12.93 to 14.86	315,762,751	1.56%	-3.39% to -5.79%
NVIT Real Estate Fund - Class I (NVRE1)
2011	0.80% to 1.40%	6,584,064	9.95 to 9.73	64,220,052	0.86%	5.65% to 5.01%
2010	0.80% to 1.40%	7,607,257	9.41 to 9.26	70,603,939	1.91%	29.14% to 28.36%
2009	0.80% to 1.40%	8,476,274	7.29 to 7.22	61,240,260	2.17%	29.79% to 29.00%
2008	0.80% to 1.40%	146,484	5.62 to 5.59	819,751	4.56%	-43.84% to -44.06%	****
NVIT Real Estate Fund - Class II (NVRE2)
2011	0.65% to 2.80%	6,645,388	9.89 to 9.13	63,716,493	0.61%	5.45% to 3.17%
2010	0.85% to 2.80%	7,395,551	9.33 to 8.85	67,769,999	1.69%	28.72% to 26.19%
2009	0.75% to 2.70%	7,149,290	7.26 to 7.02	51,256,307	1.92%	29.54% to 26.99%
2008	0.95% to 2.80%	319,169	5.60 to 5.53	1,779,763	3.53%	-44.02% to -44.73%	****
VPS Balanced Wealth Strategy Portfolio - Class B (ALVBWB)
2011	0.40%	4,833	9.14	44,167	0.00%	-8.61%	****
VPS Growth and Income Portfolio - Class B (ALVGIB)
2011	0.95% to 2.30%	449,878	12.48 to 13.74	6,554,605	1.09%	5.06% to 3.64%
2010	0.95% to 2.60%	585,653	11.88 to 12.94	8,132,903	0.00%	11.73% to 9.87%
2009	0.95% to 2.80%	733,419	10.63 to 10.47	9,115,377	3.52%	19.21% to 16.98%
2008	0.95% to 2.80%	891,778	8.92 to 8.95	9,367,499	1.77%	-41.26% to -42.36%
2007	0.95% to 2.90%	1,095,470	15.18 to 15.45	19,731,218	1.22%	3.86% to 1.80%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
VPS Small/Mid Cap Value Portfolio - Class B (ALVSVB)
2011	0.40% to 2.80%	2,665,187	$10.68 to $ 16.79	$53,434,948	0.24%	-8.99% to -11.18%
2010	0.40% to 2.80%	2,060,999	11.74 to 18.91	45,815,068	0.26%	26.08% to 23.05%
2009	0.40% to 2.90%	1,172,611	9.31 to 15.26	21,042,602	0.78%	42.09% to 38.52%
2008	0.80% to 2.80%	934,857	6.22 to 11.08	11,843,636	0.28%	-37.79% to -37.55%	****
2007	0.95% to 2.40%	394,975	16.31 to 19.59	7,812,720	0.80%	0.56% to -0.92%
VP Balanced Fund - Class I (ACVB)
2011	0.80% to 1.40%	1,363,531	21.63 to 22.90	33,399,691	1.87%	4.49% to 3.86%
2010	0.80% to 1.40%	1,591,690	20.70 to 22.04	37,481,345	1.87%	10.74% to 10.07%
2009	0.80% to 1.40%	1,885,279	18.70 to 20.03	40,271,753	5.37%	14.56% to 13.87%
2008	0.80% to 1.40%	2,314,333	16.32 to 17.59	43,388,355	2.68%	-20.97% to -21.45%
2007	0.80% to 1.40%	2,885,081	20.65 to 22.39	68,694,053	2.18%	4.09% to 3.46%
VP Capital Appreciation Fund - Class I (ACVCA)
2010	1.30%	197	49.69	9,789	0.00%	29.59%
2008	0.80% to 1.40%	2,882,462	11.93 to 14.27	70,456,060	0.00%	-46.62% to -46.94%
2007	0.80% to 1.40%	3,530,839	22.34 to 26.89	159,958,937	0.00%	44.63% to 43.75%
VP Income & Growth Fund - Class I (ACVIG)
2011	0.80% to 1.40%	1,231,796	12.41 to 11.42	14,222,208	1.54%	2.29% to 1.67%
2010	0.80% to 1.40%	1,330,183	12.13 to 11.24	15,091,629	1.52%	13.23% to 12.55%
2009	0.80% to 1.40%	1,564,365	10.71 to 9.98	15,758,920	4.85%	17.15% to 16.44%
2008	0.80% to 1.40%	1,902,498	9.15 to 8.57	16,446,480	2.09%	-35.11% to -35.50%
2007	0.80% to 1.40%	2,391,422	14.09 to 13.29	32,022,315	1.98%	-0.87% to -1.47%
VP Income & Growth Fund - Class II (ACVIG2)
2011	0.95% to 2.40%	311,018	12.82 to 13.54	4,486,341	1.27%	1.88% to 0.39%
2010	0.95% to 2.55%	413,946	12.59 to 13.32	5,882,372	1.26%	12.78% to 10.96%
2009	0.95% to 2.85%	503,648	11.16 to 9.01	6,339,742	4.46%	16.66% to 14.25%
2008	0.95% to 2.85%	602,251	9.57 to 7.88	6,525,719	1.80%	-35.35% to -36.67%
2007	0.95% to 2.85%	727,674	14.80 to 12.45	12,216,196	1.71%	-1.38% to -3.23%
VP Inflation Protection Fund - Class II (ACVIP2)
2011	0.40% to 3.30%	17,822,531	12.54 to 11.89	248,904,528	4.07%	11.30% to 8.07%
2010	0.40% to 3.30%	14,505,426	11.27 to 11.00	184,077,579	1.65%	4.70% to 1.65%
2009	0.40% to 3.30%	12,382,367	10.76 to 10.83	151,758,191	1.80%	9.77% to 6.58%
2008	0.75% to 3.05%	10,709,237	10.07 to 10.32	120,944,215	4.72%	-2.33% to -4.59%
2007	0.80% to 3.05%	6,820,642	11.89 to 10.81	79,613,998	4.31%	8.61% to 6.14%
VP International Fund - Class I (ACVI)
2008	0.80% to 1.40%	1,852,745	15.27 to 14.16	26,470,256	0.84%	-45.27% to -45.60%
2007	0.80% to 1.40%	2,292,787	27.90 to 26.02	60,157,680	0.72%	17.11% to 16.40%
VP International Fund - Class II (ACVI2)
2008	0.95% to 2.15%	128,519	11.38 to 12.17	1,624,402	0.67%	-45.42% to -46.09%
2007	0.95% to 2.15%	152,551	20.85 to 22.58	3,551,239	0.56%	16.79% to 15.37%
VP International Fund - Class III (ACVI3)
2008	0.80% to 1.40%	1,568,771	10.15 to 9.75	15,380,530	0.83%	-45.27% to -45.60%
2007	0.80% to 1.40%	1,893,113	18.55 to 17.92	34,085,680	0.70%	17.11% to 16.40%
VP International Fund - Class IV (ACVI4)
2008	0.95% to 2.80%	943,918	9.95 to 9.11	9,133,453	0.68%	-45.47% to -46.50%
2007	0.95% to 2.80%	1,081,252	18.24 to 17.03	19,305,697	0.42%	16.77% to 14.58%
VP Mid Cap Value Fund - Class I (ACVMV1)
2011	0.80% to 1.40%	580,082	12.12 to 11.71	6,829,047	1.33%	-1.49% to -2.08%
2010	0.80% to 1.40%	563,062	12.30 to 11.96	6,762,218	2.25%	18.30% to 17.59%
2009	0.80% to 1.40%	535,378	10.40 to 10.17	5,462,541	3.84%	28.91% to 28.13%
2008	0.80% to 1.40%	566,200	8.07 to 7.94	4,504,507	0.09%	-24.95% to -25.41%
2007	0.80% to 1.40%	544,568	10.75 to 10.64	5,803,553	0.95%	-3.09% to -3.68%
VP Mid Cap Value Fund - Class II (ACVMV2)
2011	0.40% to 3.30%	4,998,981	11.87 to 12.26	68,625,791	1.21%	-1.24% to -4.11%
2010	0.75% to 3.30%	4,240,631	11.42 to 12.79	59,493,597	2.24%	18.08% to 15.05%
2009	0.75% to 3.30%	3,038,070	9.67 to 11.11	36,485,640	3.39%	28.83% to 25.52%
2008	0.75% to 2.90%	2,949,866	7.51 to 8.99	27,697,339	0.09%	-25.08% to -26.70%
2007	1.10% to 2.90%	2,191,006	12.88 to 12.26	27,830,212	0.66%	-3.50% to -5.27%
VP Ultra(R) Fund - Class I (ACVU1)
2008	0.80% to 1.40%	259,464	7.37 to 7.08	1,847,004	0.00%	-41.95% to -42.30%
2007	0.80% to 1.40%	371,822	12.70 to 12.27	4,581,136	0.00%	20.04% to 19.31%
VP Ultra(R) Fund - Class II (ACVU2)
2008	0.95% to 2.90%	868,516	7.82 to 7.74	7,868,731	0.00%	-42.20% to -43.34%
2007	0.95% to 2.90%	1,079,627	13.53 to 13.65	17,056,680	0.00%	19.69% to 17.32%
VP Value Fund - Class I (ACVV)
2009	0.80% to 1.40%	3,000,711	21.33 to 19.71	59,752,569	5.88%	18.90% to 18.19%
2008	0.80% to 1.40%	3,763,741	17.94 to 16.68	63,351,622	2.53%	-27.36% to -27.80%
2007	0.80% to 1.40%	4,831,480	24.70 to 23.10	112,542,386	1.78%	-5.90% to -6.47%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
VP Value Fund - Class II (ACVV2)
2009	0.75% to 3.30%	5,307,560	$8.68 to $ 11.81	$76,316,151	5.43%	18.82% to 15.77%
2008	0.75% to 2.95%	5,916,904	7.31 to 10.41	72,299,440	2.22%	-27.35% to -28.97%
2007	0.95% to 2.95%	5,881,576	14.49 to 14.65	99,951,941	1.51%	-6.21% to -8.12%
VP Vista(SM) Fund - Class I (ACVVS1)
2008	0.80% to 1.40%	560,487	6.77 to 6.66	3,740,623	0.00%	-49.04% to -49.34%
2007	0.80% to 1.40%	951,361	13.28 to 13.14	12,519,496	0.00%	38.65% to 37.81%
VP Vista(SM) Fund - Class II (ACVVS2)
2008	0.95% to 2.80%	1,499,857	6.31 to 8.04	12,523,097	0.00%	-49.20% to -50.15%
2007	0.95% to 2.80%	2,291,468	12.42 to 16.13	37,937,432	0.00%	24.25% to 35.61%	****
Small Cap Stock Index Portfolio - Service Shares (DVSCS)
2011	0.40% to 3.20%	4,193,254	11.38 to 16.56	80,122,724	0.59%	0.16% to -2.65%
2010	0.40% to 3.20%	3,955,893	11.36 to 17.02	76,702,207	0.48%	25.32% to 21.80%
2009	0.40% to 2.90%	2,741,931	9.06 to 14.26	41,696,031	2.51%	24.53% to 21.40%
2008	0.80% to 2.80%	2,849,922	10.29 to 11.82	34,819,726	0.81%	-31.47% to -32.85%
2007	0.80% to 2.70%	2,789,752	15.01 to 19.17	49,316,620	0.40%	-1.45% to -3.35%
Appreciation Portfolio - Initial Shares (DCAP)
2011	0.80% to 1.40%	1,991,035	17.89 to 16.39	33,021,204	1.60%	8.14% to 7.49%
2010	0.80% to 1.40%	1,798,776	16.54 to 15.25	27,718,064	2.19%	14.40% to 13.70%
2009	0.80% to 1.40%	1,906,125	14.46 to 13.41	25,808,007	2.70%	21.58% to 20.84%
2008	0.80% to 1.40%	2,251,894	11.90 to 11.10	25,206,414	2.03%	-30.12% to -30.54%
2007	0.80% to 1.40%	2,667,862	17.02 to 15.98	42,947,989	1.61%	6.27% to 5.62%
Appreciation Portfolio - Service Shares (DCAPS)
2011	0.40% to 2.80%	5,240,577	10.92 to 13.43	83,122,167	1.22%	8.30% to 5.70%
2010	0.75% to 2.80%	2,607,789	9.86 to 12.71	39,007,042	1.68%	14.18% to 11.83%
2009	0.75% to 3.00%	1,768,979	8.63 to 11.21	23,417,821	2.14%	21.31% to 18.56%
2008	0.75% to 3.00%	1,678,407	7.12 to 9.45	18,482,018	1.65%	-30.25% to -31.83%
2007	0.95% to 3.00%	1,388,567	14.34 to 13.87	22,154,594	1.41%	5.83% to 3.63%
Opportunistic Small Cap Portfolio: Service Shares (DVDLS)
2011	0.95% to 2.25%	146,781	9.42 to 10.80	1,693,426	0.31%	-14.87% to -15.99%
2010	0.95% to 2.40%	146,633	11.06 to 12.71	1,954,963	0.67%	29.57% to 27.68%
2009	0.95% to 2.40%	130,684	8.54 to 9.95	1,382,149	1.28%	24.57% to 22.74%
2008	0.95% to 2.40%	145,489	6.85 to 8.11	1,231,064	0.56%	-38.36% to -39.27%
2007	0.95% to 2.40%	189,656	11.12 to 13.35	2,613,330	0.53%	-12.13% to -13.42%
Growth and Income Portfolio - Initial Shares (DGI)
2011	0.80% to 1.40%	981,613	14.05 to 12.83	12,734,711	1.23%	-3.57% to -4.15%
2010	0.80% to 1.40%	1,135,487	14.57 to 13.38	15,357,509	1.20%	17.66% to 16.95%
2009	0.80% to 1.40%	1,288,723	12.39 to 11.44	14,891,654	1.32%	27.76% to 26.98%
2008	0.80% to 1.40%	1,549,201	9.69 to 9.01	14,086,099	0.63%	-40.89% to -41.25%
2007	0.80% to 1.40%	1,896,207	16.40 to 15.34	29,317,204	0.75%	7.57% to 6.92%
Capital Appreciation Fund II - Service Shares (FCA2S)
2011	0.95% to 2.40%	119,610	11.93 to 12.45	1,615,658	0.50%	-6.40% to -7.77%
2010	0.95% to 2.40%	159,179	12.75 to 13.50	2,289,941	0.62%	11.93% to 10.30%
2009	0.95% to 2.25%	134,046	11.39 to 9.41	1,702,974	0.76%	12.19% to 10.58%
2008	0.95% to 2.55%	173,986	10.15 to 10.97	1,971,709	0.02%	-30.34% to -31.46%
2007	0.95% to 3.15%	192,944	14.57 to 14.35	3,164,519	0.55%	8.59% to 6.17%
Quality Bond Fund II - Primary Shares (FQB)
2011	0.80% to 1.40%	780,758	14.90 to 14.06	11,050,770	5.28%	1.46% to 0.84%
2010	0.80% to 1.40%	917,867	14.69 to 13.94	12,879,317	4.92%	7.64% to 6.99%
2009	0.80% to 1.40%	988,389	13.65 to 13.03	12,949,621	6.58%	19.47% to 18.75%
2008	0.80% to 1.40%	1,061,286	11.42 to 10.97	11,701,500	5.61%	-8.03% to -8.59%
2007	0.80% to 1.40%	1,330,368	12.42 to 12.00	16,034,879	4.53%	4.54% to 3.90%
Quality Bond Fund II - Service Shares (FQBS)
2011	0.95% to 2.60%	3,296,763	13.30 to 11.49	41,686,179	5.15%	1.02% to -0.65%
2010	0.95% to 2.70%	4,051,047	13.16 to 11.48	50,963,526	4.80%	7.25% to 5.36%
2009	0.95% to 2.95%	4,565,974	12.27 to 10.54	53,792,192	6.26%	19.01% to 16.61%
2008	0.95% to 2.95%	4,844,381	10.31 to 9.04	48,257,499	4.88%	-8.43% to -10.28%
2007	0.95% to 2.95%	5,168,222	11.26 to 10.07	56,663,144	4.31%	4.14% to 2.02%
Contrafund Portfolio - Service Class 2 (FC2)
2009	0.95% to 3.10%	14,053,840	8.45 to 13.83	231,399,877	1.15%	34.18% to 31.27%
2008	0.95% to 3.10%	16,338,369	6.29 to 10.54	201,905,123	0.73%	-43.24% to -44.47%
2007	0.95% to 3.10%	18,440,700	11.09 to 18.97	404,049,775	0.79%	10.88% to 13.65%	****
Equity-Income Portfolio - Initial Class (FEIP)
2011	0.80% to 1.40%	8,145,845	22.88 to 27.73	327,038,946	2.36%	0.17% to -0.44%
2010	0.80% to 1.40%	9,449,660	22.84 to 27.86	380,431,480	1.77%	14.23% to 13.54%
2009	0.80% to 1.40%	11,095,521	19.99 to 24.53	392,467,682	2.23%	29.17% to 28.39%
2008	0.80% to 1.40%	13,248,157	15.48 to 19.11	363,508,408	2.28%	-43.11% to -43.46%
2007	0.80% to 1.40%	16,421,321	27.21 to 33.80	788,830,764	1.74%	0.71% to 0.10%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Fidelity(R) VIP Fund - Value Strategies Portfolio - Service Class 2 (FVSS2)
2011	1.10% to 2.65%	490,823	$19.18 to $ 16.67	$9,070,473	0.64%	-10.04% to -11.44%
2010	1.10% to 3.10%	670,043	21.32 to 16.18	13,530,923	0.28%	24.95% to 22.43%
2009	1.10% to 3.10%	778,358	17.06 to 13.21	12,618,401	0.37%	55.42% to 52.28%
2008	1.10% to 3.10%	844,676	10.98 to 8.68	8,862,131	0.49%	-51.82% to -52.80%
2007	1.10% to 3.10%	1,045,050	22.79 to 18.38	22,900,224	0.63%	4.28% to 2.15%
High Income Portfolio - Initial Class (FHIP)
2011	0.80% to 1.40%	1,920,320	18.38 to 19.23	53,138,689	6.45%	3.20% to 2.58%
2010	0.80% to 1.40%	2,252,355	17.81 to 18.75	60,665,536	7.27%	12.91% to 12.23%
2009	0.80% to 1.40%	2,706,774	15.77 to 16.70	64,906,933	7.64%	42.81% to 41.94%
2008	0.80% to 1.40%	3,333,874	11.05 to 11.77	56,114,072	7.80%	-25.59% to -26.04%
2007	0.80% to 1.40%	4,420,785	14.84 to 15.91	100,020,943	6.64%	1.96% to 1.34%
VIP Fund - Asset Manager Portfolio - Initial Class (FAMP)
2011	0.80% to 1.40%	4,443,665	22.64 to 21.53	142,760,992	1.83%	-3.34% to -3.92%
2010	0.80% to 1.40%	5,144,923	23.42 to 22.41	171,687,433	1.66%	13.35% to 12.67%
2009	0.80% to 1.40%	5,946,996	20.66 to 19.89	175,392,894	2.33%	28.08% to 27.31%
2008	0.80% to 1.40%	6,966,315	16.13 to 15.62	160,712,631	2.43%	-29.29% to -29.72%
2007	0.80% to 1.40%	8,375,163	22.81 to 22.23	272,815,879	6.05%	14.58% to 13.88%
VIP Fund - Contrafund Portfolio - Initial Class (FCP)
2009	0.80% to 1.40%	12,707,542	29.30 to 29.18	374,619,416	1.36%	34.62% to 33.81%
2008	0.80% to 1.40%	15,111,468	21.76 to 21.80	332,663,039	0.91%	-42.97% to -43.32%
2007	0.80% to 1.40%	18,212,023	38.16 to 38.47	706,656,295	0.90%	16.65% to 15.94%
VIP Fund - Energy Portfolio - Service Class 2 (FNRS2)
2011	0.75% to 2.80%	5,296,112	8.29 to 14.44	82,156,680	0.82%	-5.91% to -7.85%
2010	0.75% to 2.80%	4,869,955	8.81 to 15.67	81,031,765	0.36%	18.26% to 15.82%
2009	0.75% to 2.75%	5,512,532	7.45 to 13.56	78,214,047	0.23%	46.47% to 43.51%
2008	0.75% to 2.80%	5,594,487	5.08 to 9.43	54,788,140	0.00%	-54.75% to -55.69%
2007	0.80% to 2.80%	5,413,172	13.59 to 21.28	118,510,583	0.13%	44.47% to 41.54%
VIP Fund - Equity-Income Portfolio - Service Class 2 (FEI2)
2011	0.40% to 3.30%	10,951,320	8.82 to 11.64	160,429,469	2.42%	0.25% to -2.66%
2010	0.75% to 3.30%	9,964,580	8.55 to 11.96	147,773,910	1.75%	14.06% to 11.13%
2009	0.95% to 3.30%	8,973,964	6.91 to 10.76	117,787,793	2.15%	28.65% to 25.60%
2008	0.95% to 2.95%	9,142,932	5.37 to 8.75	93,902,730	2.22%	-43.36% to -44.50%
2007	0.95% to 2.95%	9,650,205	9.48 to 15.76	176,168,699	1.71%	-5.21% to -1.73%	****
VIP Fund - Freedom Fund 2010 Portfolio - Service Class (FF10S)
2011	0.80% to 1.40%	470,396	11.51 to 11.12	5,255,064	1.94%	-1.08% to -1.68%
2010	0.80% to 1.40%	477,386	11.64 to 11.31	5,420,767	2.01%	11.84% to 11.16%
2009	0.80% to 1.40%	508,093	10.41 to 10.18	5,184,551	3.74%	23.16% to 22.41%
2008	0.80% to 1.40%	534,668	8.45 to 8.31	4,453,816	2.86%	-25.68% to -26.13%
2007	0.80% to 1.40%	450,333	11.37 to 11.25	5,074,439	3.44%	7.77% to 7.12%
VIP Fund - Freedom Fund 2010 Portfolio - Service Class 2 (FF10S2)
2011	1.10% to 2.60%	9,073,579	12.39 to 11.19	109,039,045	2.09%	-1.52% to -3.01%
2010	1.10% to 2.60%	7,420,624	12.58 to 11.53	90,382,178	2.38%	11.31% to 9.62%
2009	1.10% to 2.70%	5,580,362	11.30 to 10.47	61,055,820	4.30%	22.59% to 20.61%
2008	1.10% to 2.70%	4,645,289	9.22 to 8.68	41,630,317	2.85%	-25.99% to -27.19%
2007	1.10% to 2.70%	3,748,220	12.45 to 11.92	45,656,435	2.62%	7.22% to 5.48%
VIP Fund - Freedom Fund 2020 Portfolio - Service Class (FF20S)
2011	0.80% to 1.40%	901,996	10.97 to 10.60	9,615,738	2.06%	-1.91% to -2.51%
2010	0.80% to 1.40%	879,170	11.19 to 10.87	9,603,062	2.31%	13.60% to 12.92%
2009	0.80% to 1.40%	762,019	9.85 to 9.63	7,363,537	3.51%	27.75% to 26.97%
2008	0.80% to 1.40%	715,854	7.71 to 7.58	5,443,001	2.80%	-33.25% to -33.65%
2007	0.80% to 1.40%	521,510	11.55 to 11.43	5,970,926	3.23%	9.28% to 8.62%
VIP Fund - Freedom Fund 2020 Portfolio - Service Class 2 (FF20S2)
2011	1.10% to 2.95%	28,669,879	12.36 to 10.90	344,893,609	2.37%	-2.33% to -4.15%
2010	1.10% to 2.85%	18,343,828	12.65 to 11.44	226,550,215	2.67%	13.07% to 11.07%
2009	1.10% to 2.85%	10,446,737	11.19 to 10.30	114,146,511	3.98%	27.13% to 24.88%
2008	1.10% to 2.90%	6,972,856	8.80 to 8.23	60,026,433	2.68%	-33.54% to -34.75%
2007	1.10% to 2.90%	5,452,403	13.25 to 12.61	70,902,100	2.44%	8.75% to 6.76%
VIP Fund - Freedom Fund 2030 Portfolio - Service Class (FF30S)
2011	0.80% to 1.40%	688,670	10.39 to 10.04	6,953,362	2.03%	-3.47% to -4.06%
2010	0.80% to 1.40%	640,936	10.76 to 10.46	6,737,911	2.10%	15.07% to 14.38%
2009	0.80% to 1.40%	589,970	9.35 to 9.15	5,416,444	2.40%	30.35% to 29.56%
2008	0.80% to 1.40%	481,061	7.17 to 7.06	3,404,900	2.59%	-38.57% to -38.94%
2007	0.80% to 1.40%	307,780	11.68 to 11.56	3,564,229	3.24%	10.31% to 9.64%
VIP Fund - Freedom Fund 2030 Portfolio - Service Class 2 (FF30S2)
2011	1.10% to 2.55%	2,066,391	12.04 to 10.91	23,919,498	1.88%	-3.90% to -5.30%
2010	1.10% to 2.55%	1,895,831	12.53 to 11.53	22,968,325	1.91%	14.62% to 12.94%
2009	1.10% to 2.70%	1,783,182	10.93 to 10.13	18,869,954	2.17%	29.74% to 27.64%
2008	1.10% to 2.70%	1,631,753	8.43 to 7.94	13,382,199	2.19%	-38.85% to -39.84%
2007	1.10% to 2.70%	1,398,391	13.78 to 13.20	18,889,628	2.17%	9.85% to 8.07%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
VIP Fund - Growth Opportunities Portfolio - Initial Class (FGOP)
2009	0.80% to 1.40%	1,657,626	$9.27 to $ 8.59	$14,371,980	0.47%	44.68% to 43.81%
2008	0.80% to 1.40%	1,893,306	6.40 to 5.97	11,404,425	0.37%	-55.38% to -55.65%
2007	0.80% to 1.40%	2,355,583	14.35 to 13.47	31,965,894	0.00%	22.19% to 21.45%
VIP Fund - Growth Portfolio - Initial Class (FGP)
2011	0.80% to 1.40%	6,680,291	19.61 to 24.84	327,905,995	0.35%	-0.60% to -1.20%
2010	0.80% to 1.40%	7,616,804	19.73 to 25.14	376,504,339	0.27%	23.18% to 22.44%
2009	0.80% to 1.40%	8,786,028	16.02 to 20.53	353,773,768	0.43%	27.26% to 26.49%
2008	0.80% to 1.40%	10,315,116	12.59 to 16.23	326,253,847	0.76%	-47.59% to -47.91%
2007	0.80% to 1.40%	12,473,199	24.02 to 31.16	745,751,636	0.84%	25.94% to 25.18%
VIP Fund - Growth Portfolio - Service Class 2 (FG2)
2011	0.40% to 2.95%	6,092,294	8.55 to 11.89	89,150,856	0.15%	-0.43% to -2.98%
2010	0.75% to 2.95%	4,203,897	8.44 to 12.26	62,832,419	0.03%	22.93% to 20.21%
2009	0.85% to 3.00%	3,652,787	6.85 to 10.16	44,823,650	0.21%	26.88% to 24.13%
2008	0.85% to 3.00%	3,750,535	5.40 to 8.19	36,441,386	0.53%	-47.76% to -48.89%
2007	0.95% to 3.00%	4,763,730	11.90 to 16.02	89,331,698	0.32%	19.02% to 22.84%	****
VIP Fund - High Income Portfolio - Initial Class R (FHIPR)
2011	0.80% to 1.40%	1,853,305	12.19 to 11.85	22,040,608	6.79%	3.22% to 2.59%
2010	0.80% to 1.40%	2,166,797	11.81 to 11.55	25,100,312	8.12%	12.97% to 12.28%
2009	0.80% to 1.40%	2,439,833	10.46 to 10.29	25,152,368	8.56%	42.67% to 41.80%
2008	0.80% to 1.40%	1,960,090	7.33 to 7.26	14,240,462	8.85%	-25.48% to -25.94%
2007	0.80% to 1.40%	1,244,598	9.84 to 9.80	12,199,909	16.76%	-1.62% to -2.02%	****
VIP Fund - Investment Grade Bond Portfolio - Service Class (FIGBS)
2011	0.80% to 1.40%	2,042,324	14.24 to 13.51	27,775,950	3.19%	6.35% to 5.71%
2010	0.80% to 1.40%	2,303,690	13.39 to 12.78	29,608,881	3.32%	6.82% to 6.17%
2009	0.80% to 1.40%	2,383,390	12.53 to 12.04	28,829,928	8.21%	14.75% to 14.05%
2008	0.80% to 1.40%	1,760,865	10.92 to 10.55	18,661,455	4.21%	-4.12% to -4.70%
2007	0.80% to 1.40%	1,827,483	11.39 to 11.07	20,308,029	3.93%	3.37% to 2.74%
VIP Fund - Investment Grade Bond Portfolio - Service Class 2 (FIGBP2)
2011	0.40% to 3.20%	29,688,055	12.52 to 11.37	394,645,282	2.82%	6.61% to 3.62%
2010	0.65% to 3.20%	33,793,486	11.81 to 10.97	424,705,116	2.81%	6.85% to 4.11%
2009	0.65% to 3.25%	43,332,353	11.06 to 10.50	513,869,040	8.32%	14.72% to 11.72%
2008	0.65% to 3.25%	38,795,425	9.64 to 9.40	405,358,697	3.91%	-4.09% to -6.60%
2007	0.95% to 3.25%	39,988,032	10.15 to 10.06	440,398,413	2.72%	1.47% to 0.68%	****
VIP Fund - Mid Cap Portfolio - Service Class (FMCS)
2011	0.80% to 1.40%	2,401,588	10.68 to 10.32	24,904,322	0.13%	-11.43% to -11.96%
2010	0.80% to 1.40%	2,988,963	12.06 to 11.72	35,170,703	0.31%	27.67% to 26.90%
2009	0.80% to 1.40%	2,397,217	9.44 to 9.23	22,207,442	0.64%	38.89% to 38.06%
2008	0.80% to 1.40%	2,030,889	6.80 to 6.69	13,616,500	0.35%	-39.99% to -40.36%
2007	0.80% to 1.40%	1,880,661	11.33 to 11.22	21,120,448	0.77%	14.56% to 13.86%
VIP Fund - Mid Cap Portfolio - Service Class 2 (FMC2)
2011	0.40% to 3.30%	10,141,828	9.81 to 19.41	233,130,775	0.02%	-11.21% to -13.79%
2010	0.65% to 3.30%	10,137,469	10.99 to 22.51	264,905,928	0.13%	27.74% to 24.33%
2009	0.75% to 3.30%	9,082,067	8.59 to 18.10	187,933,011	0.47%	38.70% to 35.14%
2008	0.75% to 3.10%	8,779,121	6.19 to 13.55	132,721,800	0.24%	-40.06% to -41.48%
2007	0.95% to 3.10%	8,968,155	10.66 to 23.16	228,696,376	0.50%	6.62% to 11.74%	****
VIP Fund - Overseas Portfolio - Initial Class (FOP)
2011	0.80% to 1.40%	2,365,334	17.04 to 16.80	49,616,178	1.31%	-17.83% to -18.32%
2010	0.80% to 1.40%	2,742,146	20.74 to 20.57	70,349,684	1.37%	12.21% to 11.53%
2009	0.80% to 1.40%	3,184,055	18.48 to 18.45	73,086,949	2.10%	25.52% to 24.76%
2008	0.80% to 1.40%	3,203,770	14.72 to 14.79	68,743,113	2.41%	-44.26% to -44.59%
2007	0.80% to 1.40%	3,885,215	26.41 to 26.69	150,451,052	3.32%	16.37% to 15.66%
VIP Fund - Overseas Portfolio - Initial Class R (FOPR)
2011	0.80% to 1.40%	1,866,140	12.92 to 12.19	22,938,366	1.29%	-17.81% to -18.30%
2010	0.80% to 1.40%	2,228,091	15.72 to 14.92	33,493,024	1.38%	12.17% to 11.49%
2009	0.80% to 1.40%	2,611,534	14.02 to 13.38	35,178,482	2.07%	25.59% to 24.83%
2008	0.80% to 1.40%	3,742,007	11.16 to 10.72	34,538,550	2.39%	-44.26% to -44.60%
2007	0.80% to 1.40%	4,559,645	20.03 to 19.35	75,531,894	3.35%	16.41% to 15.70%
VIP Fund - Overseas Portfolio - Service Class 2 (FO2)
2011	1.10% to 2.25%	149,602	16.63 to 14.99	2,423,876	1.01%	-18.25% to -19.20%
2010	1.10% to 2.30%	198,160	20.35 to 18.48	3,912,132	1.16%	11.59% to 10.24%
2009	1.10% to 2.30%	224,881	18.23 to 16.77	3,903,354	1.77%	24.83% to 23.32%
2008	1.10% to 2.30%	286,835	14.61 to 13.60	4,029,619	2.20%	-44.58% to -45.25%
2007	1.10% to 2.30%	341,789	26.35 to 24.83	8,701,501	2.94%	15.76% to 14.35%
VIP Fund - Overseas Portfolio - Service Class 2 R (FO2R)
2011	0.40% to 2.95%	4,998,098	6.70 to 9.56	53,042,961	1.30%	-17.72% to -19.82%
2010	0.65% to 2.95%	4,618,811	8.08 to 11.92	60,187,730	1.31%	12.09% to 9.50%
2009	0.75% to 2.95%	4,511,884	7.19 to 10.88	53,010,704	2.15%	25.25% to 22.48%
2008	0.95% to 2.85%	3,739,265	5.90 to 8.93	35,540,446	2.29%	-44.48% to -45.55%
2007	0.95% to 2.80%	4,158,503	10.63 to 16.43	71,506,434	3.02%	6.30% to 13.77%	****

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
VIP Fund - Value Strategies Portfolio - Service Class (FVSS)
2011	0.80% to 1.40%	432,099	$13.93 to $ 13.14	$5,721,382	0.81%	-9.58% to -10.12%
2010	0.80% to 1.40%	540,940	15.41 to 14.62	7,964,920	0.42%	25.44% to 24.69%
2009	0.80% to 1.40%	592,992	12.28 to 11.72	6,997,937	0.52%	56.14% to 55.19%
2008	0.80% to 1.40%	634,932	7.87 to 7.55	4,824,772	0.60%	-51.57% to -51.86%
2007	0.80% to 1.40%	841,048	16.24 to 15.69	13,262,544	0.93%	4.75% to 4.11%
Franklin Income Securities Fund - Class 2 (FTVIS2)
2011	0.75% to 2.95%	11,167,150	10.86 to 10.81	131,070,725	5.75%	1.62% to -0.63%
2010	0.80% to 2.95%	10,974,594	12.05 to 10.88	127,750,790	6.59%	11.77% to 9.35%
2009	0.80% to 2.95%	10,706,434	10.78 to 9.95	112,298,334	7.94%	34.51% to 31.60%
2008	0.80% to 2.95%	10,666,736	8.01 to 7.56	83,813,696	5.45%	-30.22% to -31.73%
2007	0.80% to 2.95%	10,613,089	11.48 to 11.07	120,358,043	3.75%	2.92% to 0.68%
Franklin Rising Dividends Securities Fund - Class 2 (FTVRD2)
2011	0.95% to 2.80%	3,637,623	14.55 to 13.75	60,305,085	1.53%	4.99% to 3.04%
2010	0.95% to 2.95%	4,554,255	13.86 to 13.19	72,133,916	1.63%	19.50% to 17.09%
2009	0.95% to 3.00%	5,182,224	11.60 to 11.22	68,954,337	1.46%	16.23% to 13.82%
2008	0.95% to 3.00%	6,005,955	9.98 to 9.86	69,210,732	1.80%	-27.79% to -29.29%
2007	0.95% to 3.00%	7,191,142	13.82 to 13.94	115,583,625	2.42%	-3.62% to -5.62%
Franklin Small Cap Value Securities Fund - Class 2 (FTVSV2)
2011	0.40% to 3.20%	7,354,175	11.20 to 16.51	149,929,914	0.66%	-4.14% to -6.83%
2010	0.65% to 3.20%	7,692,944	11.28 to 17.72	165,721,242	0.83%	27.39% to 24.12%
2009	0.65% to 3.25%	10,676,595	8.85 to 14.23	182,350,127	0.77%	28.32% to 24.96%
2008	0.75% to 3.05%	3,847,456	6.89 to 11.52	51,984,101	1.08%	-33.52% to -35.06%
2007	0.80% to 3.05%	3,336,527	9.87 to 17.74	68,664,008	0.72%	-3.16% to -5.37%
Templeton Developing Markets Securities Fund - Class 3 (FTVDM3)
2011	0.80% to 2.65%	1,718,984	10.69 to 14.27	26,345,988	0.99%	-16.53% to -18.09%
2010	0.80% to 2.80%	1,928,435	12.81 to 17.26	35,662,153	1.60%	16.57% to 14.23%
2009	0.80% to 2.80%	2,307,480	10.99 to 15.11	36,881,360	4.14%	71.25% to 67.80%
2008	0.80% to 2.80%	2,181,313	6.42 to 9.01	20,523,237	2.72%	-53.05% to -54.00%
2007	0.80% to 2.80%	2,877,413	13.67 to 19.58	57,939,683	1.81%	27.66% to 25.08%
Templeton Foreign Securities Fund - Class 2 (TIF2)
2011	0.95% to 2.25%	196,259	15.28 to 16.52	3,471,745	1.67%	-11.48% to -12.64%
2010	0.95% to 2.25%	264,742	17.26 to 18.91	5,310,679	1.89%	7.38% to 5.97%
2009	0.95% to 2.25%	300,587	16.08 to 17.84	5,623,798	3.46%	35.74% to 33.96%
2008	0.95% to 2.25%	358,613	11.85 to 13.32	4,967,042	2.39%	-40.95% to -41.72%
2007	0.95% to 2.25%	462,809	20.06 to 22.86	10,928,425	1.98%	14.35% to 12.85%
Templeton Foreign Securities Fund - Class 3 (TIF3)
2011	0.80% to 3.30%	5,613,198	9.57 to 10.99	70,423,411	1.69%	-11.39% to -13.62%
2010	0.80% to 3.30%	6,154,147	10.80 to 12.73	87,837,444	1.66%	7.54% to 4.83%
2009	0.80% to 3.30%	6,859,765	10.04 to 12.14	91,812,073	5.47%	36.10% to 32.67%
2008	0.65% to 3.25%	25,106,259	6.17 to 9.17	247,362,383	2.54%	-40.78% to -42.33%
2007	0.80% to 3.25%	16,511,364	12.48 to 15.91	278,332,427	1.98%	14.52% to 11.67%
Templeton Global Bond Securities Fund - Class 3 (FTVGI3)
2011	0.65% to 2.65%	6,648,136	13.89 to 14.80	106,571,620	5.61%	-1.47% to -3.45%
2010	0.65% to 2.75%	6,305,385	14.10 to 15.24	103,381,528	1.36%	13.64% to 11.24%
2009	0.80% to 2.75%	5,360,877	14.32 to 13.70	77,988,157	14.04%	17.74% to 15.42%
2008	0.80% to 2.80%	5,797,396	12.17 to 11.85	72,143,518	3.87%	5.36% to 3.23%
2007	0.80% to 2.80%	4,159,217	11.55 to 11.48	49,473,961	2.64%	10.14% to 7.91%
VIP Founding Funds Allocation Fund - Class 2 (FTVFA2)
2011	1.05% to 2.65%	2,438,014	9.05 to 8.53	21,662,279	0.02%	-2.57% to -4.15%
2010	0.85% to 2.65%	1,840,165	9.34 to 8.90	16,874,811	2.24%	9.32% to 7.33%
2009	0.80% to 2.65%	1,391,741	8.55 to 8.29	11,759,706	4.02%	29.21% to 26.80%
2008	0.80% to 2.65%	456,888	6.62 to 6.54	3,010,257	3.50%	-33.79% to -34.62%	****
Advisers Management Trust - Short Duration Bond Portfolio - I Class Shares (AMTB)
2011	0.40% to 3.05%	15,352,684	10.16 to 8.93	171,320,708	3.62%	-0.11% to -2.76%
2010	0.40% to 3.05%	18,038,619	10.18 to 9.18	200,415,989	4.85%	4.86% to 2.07%
2009	0.40% to 3.25%	24,900,539	9.70 to 8.87	262,364,479	7.00%	12.87% to 9.64%
2008	0.65% to 3.25%	38,156,662	8.59 to 8.09	355,647,246	4.55%	-13.99% to -16.24%
2007	0.80% to 3.25%	38,220,042	15.25 to 9.66	424,912,124	3.23%	3.93% to 1.35%
Growth Portfolio - I Class Shares (AMTG)
2011	1.30%	5	54.36	272	0.00%	-1.51%
2010	1.30%	153	55.19	8,499	0.00%	29.63%
2009	1.30%	12	42.58	511	0.00%	28.66%
2008	0.80% to 1.40%	2,411,370	12.76 to 14.52	67,084,772	0.00%	-44.13% to -44.47%
2007	0.80% to 1.40%	2,896,657	22.83 to 26.15	143,154,846	0.00%	21.71% to 20.97%
Guardian Portfolio - I Class Shares (AMGP)
2008	0.80% to 1.40%	928,163	9.15 to 8.57	8,023,491	0.53%	-37.75% to -38.13%
2007	0.80% to 1.40%	1,105,261	14.69 to 13.86	15,420,332	0.26%	6.52% to 5.88%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
International Portfolio - S Class Shares (AMINS)
2008	0.80% to 3.25%	1,025,292	$ 5.65 to $ 7.10	$7,732,508	0.00%	-46.87% to -48.18%
2007	0.80% to 3.25%	20,563,376	10.64 to 13.71	293,656,493	2.14%	2.38% to -0.16%
Mid-Cap Growth Portfolio - S Class Shares (AMMCGS)
2008	0.95% to 2.45%	400,219	10.54 to 11.44	4,818,061	0.00%	-44.05% to -44.90%
2007	0.95% to 2.80%	507,184	18.83 to 20.39	10,958,939	0.00%	21.03% to 18.76%
Partners Portfolio - I Class Shares (AMTP)
2010	1.30%	999	31.34	31,308	0.30%	14.16%
2008	0.80% to 1.40%	4,031,046	14.91 to 17.56	71,403,179	0.49%	-52.77% to -53.06%
2007	0.80% to 1.40%	4,821,251	31.57 to 37.41	181,803,724	0.61%	8.46% to 7.80%
Regency Portfolio - S Class Shares (AMRS)
2008	0.80% to 2.95%	1,216,019	5.60 to 6.46	8,275,433	0.93%	-46.38% to -47.55%
2007	0.80% to 2.95%	1,309,013	10.44 to 12.31	16,737,536	0.38%	2.22%
Small-Cap Growth Portfolio - S Class Shares (AMFAS)
2011	0.80% to 2.80%	335,319	8.29 to 10.56	4,222,440	0.00%	-1.85% to -3.83%
2010	0.80% to 2.80%	480,243	8.45 to 10.98	6,223,316	0.00%	18.65% to 16.27%
2009	0.80% to 2.80%	371,443	7.12 to 9.44	4,086,114	0.00%	21.77% to 19.32%
2008	0.80% to 2.80%	406,370	5.85 to 7.91	3,706,928	0.00%	-39.96% to -41.17%
2007	0.80% to 2.80%	392,938	9.74 to 13.45	6,032,559	0.00%	-0.29% to -2.32%
Socially Responsive Portfolio - I Class Shares (AMSRS)
2011	0.80% to 2.65%	1,804,517	13.26 to 13.76	27,464,680	0.32%	-3.85% to -5.64%
2010	0.80% to 2.65%	2,033,231	13.79 to 14.59	32,344,561	0.04%	21.87% to 19.60%
2009	0.80% to 2.95%	2,058,008	11.32 to 11.95	27,018,092	2.16%	30.38% to 27.55%
2008	0.80% to 3.05%	2,392,040	8.68 to 9.31	24,246,445	0.27%	-39.93% to -41.29%
2007	0.80% to 3.25%	29,683,131	14.45 to 15.71	500,470,234	0.10%	6.75% to 4.10%
Balanced Fund/VA - Non-Service Shares (OVMS)
2011	0.80% to 1.40%	1,737,854	18.42 to 19.09	40,852,941	2.36%	-0.08% to -0.69%
2010	0.80% to 1.40%	2,027,729	18.44 to 19.22	48,012,221	1.44%	12.01% to 11.33%
2009	0.80% to 1.40%	2,404,729	16.46 to 17.26	50,938,065	0.00%	20.92% to 20.19%
2008	0.80% to 1.40%	2,972,160	13.61 to 14.36	52,339,138	2.98%	-43.92% to -44.26%
2007	0.80% to 1.40%	3,793,326	24.27 to 25.77	119,039,885	2.68%	2.95% to 2.33%
Capital Appreciation Fund/VA - Service Class (OVCAFS)
2009	0.95% to 2.95%	3,035,663	11.08 to 10.93	40,147,457	0.01%	42.78% to 39.90%
2008	0.95% to 2.95%	3,576,621	7.76 to 7.81	33,310,024	0.00%	-46.18% to -47.27%
2007	0.95% to 2.95%	3,981,882	14.42 to 14.82	69,363,812	0.01%	12.77% to 10.48%
Capital Appreciation Fund/VA - Non-Service Shares (OVGR)
2009	0.80% to 1.40%	3,323,768	15.19 to 14.08	47,274,803	0.33%	43.36% to 42.50%
2008	0.80% to 1.40%	3,977,449	10.59 to 9.88	39,665,920	0.15%	-45.95% to -46.28%
2007	0.80% to 1.40%	4,805,480	19.60 to 18.39	89,129,237	0.24%	13.23% to 12.54%
Core Bond Fund/VA - Non-Service Shares (OVB)
2011	0.80% to 1.40%	2,055,734	13.91 to 13.78	36,087,270	6.02%	7.40% to 6.76%
2010	0.80% to 1.40%	2,443,496	12.95 to 12.91	40,204,609	1.86%	10.52% to 9.86%
2009	0.80% to 1.40%	2,839,959	11.72 to 11.75	42,563,966	0.00%	8.74% to 8.08%
2008	0.80% to 1.40%	3,473,316	10.78 to 10.87	48,106,805	4.82%	-39.54% to -39.90%
2007	0.80% to 1.40%	4,466,808	17.82 to 18.09	102,125,225	5.26%	3.55% to 2.92%
Global Securities Fund/VA - Class 3 (OVGS3)
2011	0.80% to 1.40%	2,572,768	20.30 to 19.26	49,919,305	1.30%	-9.00% to -9.55%
2010	0.80% to 1.40%	3,037,983	22.30 to 21.29	65,110,849	1.47%	15.05% to 14.35%
2009	0.80% to 1.40%	3,525,444	19.39 to 18.62	66,015,905	2.26%	38.58% to 37.74%
2008	0.80% to 1.40%	4,134,462	13.99 to 13.52	56,156,335	1.57%	-40.67% to -41.03%
2007	0.80% to 1.40%	4,898,499	23.58 to 22.92	112,720,550	1.39%	5.48% to 4.84%
Global Securities Fund/VA - Class 4 (OVGS4)
2011	0.75% to 2.55%	4,665,467	8.66 to 11.94	60,579,285	1.03%	-9.18% to -10.82%
2010	0.75% to 2.70%	4,965,773	9.54 to 13.25	71,526,134	1.23%	14.80% to 12.55%
2009	0.75% to 2.70%	5,304,073	8.31 to 11.77	67,081,618	1.89%	38.33% to 35.62%
2008	0.95% to 2.70%	5,863,169	9.43 to 8.68	53,981,607	1.24%	-40.91% to -41.96%
2007	0.95% to 2.70%	6,661,852	15.96 to 14.96	104,330,390	1.12%	5.05% to 3.18%
Global Securities Fund/VA - Non-Service Shares (OVGS)
2011	0.80% to 1.40%	2,816,110	36.09 to 34.02	102,224,646	1.30%	-9.02% to -9.57%
2010	0.80% to 1.40%	3,271,262	39.67 to 37.62	131,293,425	1.48%	15.04% to 14.34%
2009	0.80% to 1.40%	3,835,051	34.48 to 32.90	134,559,408	2.32%	38.65% to 37.82%
2008	0.80% to 1.40%	4,605,983	24.87 to 23.88	117,211,377	1.61%	-40.67% to -41.03%
2007	0.80% to 1.40%	5,756,123	41.92 to 40.49	248,042,653	1.41%	5.46% to 4.82%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Global Securities Fund/VA - Service Class (OVGSS)
2011	0.95% to 2.25%	368,092	$ 16.26 to $ 18.62	$7,361,088	1.10%	-9.39% to -10.58%
2010	0.95% to 2.30%	466,144	17.95 to 20.74	10,268,381	1.32%	14.60% to 13.04%
2009	0.95% to 2.30%	584,534	15.66 to 18.35	11,225,732	2.01%	38.03% to 36.15%
2008	0.95% to 2.30%	675,950	11.35 to 13.48	9,467,392	1.32%	-40.90% to -41.71%
2007	0.95% to 2.30%	862,593	19.20 to 23.12	20,585,407	1.22%	5.07% to 3.63%
High Income Fund/VA - Class 3 (OVHI3)
2011	0.80% to 1.40%	175,763	2.80 to 2.72	482,217	9.26%	-2.66% to -3.25%
2010	0.80% to 1.40%	196,791	2.88 to 2.81	557,028	4.97%	13.77% to 13.08%
2009	0.80% to 1.40%	153,077	2.53 to 2.49	382,251	0.00%	25.74% to 24.98%
2008	0.80% to 1.40%	126,679	2.01 to 1.99	252,740	4.88%	-79.06% to -79.19%
2007	0.80% to 1.40%	48,923	9.61 to 9.57	468,403	0.00%	-3.91% to -4.30%	****
High Income Fund/VA - Class 4 (OVHI4)
2011	0.95% to 2.75%	2,632,631	2.79 to 2.56	7,156,844	8.99%	-2.99% to -4.75%
2010	0.95% to 2.75%	2,685,043	2.88 to 2.69	7,562,792	5.30%	13.18% to 11.13%
2009	0.95% to 2.80%	2,841,679	2.54 to 2.42	7,101,139	0.00%	25.22% to 22.88%
2008	0.95% to 2.80%	2,070,239	2.03 to 1.97	4,158,939	5.83%	-78.83% to -79.23%
2007	0.95% to 2.75%	991,751	9.59 to 9.47	9,472,520	0.00%	-4.12% to -5.29%	****
High Income Fund/VA - Non-Service Shares (OVHI)
2011	0.80% to 1.40%	7,881	3.03 to 2.93	23,296	12.77%	-3.12% to -3.70%
2010	0.80% to 1.40%	16,199	3.13 to 3.04	49,546	6.11%	13.90% to 13.21%
2009	0.80% to 1.40%	16,502	2.75 to 2.69	44,537	0.00%	24.31% to 23.56%
2008	0.80% to 1.40%	23,524	2.21 to 2.18	51,336	8.75%	-78.84% to -78.97%
2007	0.80% to 1.40%	49,246	10.46 to 10.35	510,531	7.99%	-0.91% to -1.51%
High Income Fund/VA - Service Class (OVHIS)
2011	0.95% to 2.35%	642,234	3.60	2,495,365	9.54%	-3.48% to -4.84%
2010	0.95% to 2.70%	856,240	3.73 to 3.68	3,456,019	6.12%	13.35% to 11.35%
2009	0.95% to 2.70%	1,019,129	3.29 to 3.31	3,646,990	0.00%	24.75% to 22.55%
2008	0.95% to 2.70%	1,274,342	2.64 to 2.70	3,677,309	7.68%	-78.78% to -79.15%
2007	0.95% to 2.70%	1,877,575	12.44 to 12.94	25,692,805	8.06%	-1.42% to -3.17%
Main Street Fund(R)/VA - Non-Service Shares (OVGI)
2011	0.80% to 1.40%	1,223,602	9.73 to 9.07	11,201,679	0.86%	-0.81% to -1.41%
2010	0.80% to 1.40%	1,392,924	9.81 to 9.20	12,926,440	1.15%	15.18% to 14.48%
2009	0.80% to 1.40%	1,710,096	8.52 to 8.03	13,848,126	1.95%	27.26% to 26.49%
2008	0.80% to 1.40%	2,022,607	6.69 to 6.35	12,938,096	1.56%	-38.96% to -39.33%
2007	0.80% to 1.40%	2,487,109	10.97 to 10.47	26,194,088	1.03%	3.58% to 2.95%
Main Street Fund(R)/VA - Service Class (OVGIS)
2011	0.40% to 3.20%	15,287,929	9.33 to 11.53	216,328,023	0.59%	-0.71% to -3.50%
2010	0.65% to 3.20%	17,274,630	9.16 to 11.94	248,917,497	0.96%	15.07% to 12.12%
2009	0.65% to 3.25%	24,250,057	7.96 to 10.62	307,298,432	1.47%	27.16% to 23.83%
2008	0.65% to 3.25%	27,005,578	6.26 to 8.57	272,771,613	1.22%	-39.02% to -40.62%
2007	0.95% to 3.25%	24,014,369	14.72 to 14.44	402,804,694	0.63%	3.16% to 0.75%
Main Street Small- & Mid-Cap Fund(R)/VA - Non-Service Shares (OVSC)
2011	0.80% to 1.40%	420,119	9.81 to 9.48	4,000,819	0.57%	-2.99% to -3.58%
2010	0.80% to 1.40%	411,283	10.11 to 9.83	4,059,854	0.72%	22.42% to 21.68%
2009	0.80% to 1.40%	552,543	8.26 to 8.08	4,477,598	0.88%	36.10% to 35.27%
2008	0.80% to 1.40%	440,857	6.07 to 5.97	2,638,595	0.51%	-38.33% to -38.70%
2007	0.80% to 1.40%	418,752	9.84 to 9.74	4,084,325	0.29%	-2.00% to -2.60%
Main Street Small- & Mid-Cap Fund(R)/VA - Service Shares (OVSCS)
2011	0.40% to 3.30%	2,533,954	10.68 to 15.60	49,994,641	0.37%	-2.77% to -5.60%
2010	0.65% to 3.30%	2,225,257	10.43 to 16.52	46,157,728	0.40%	22.26% to 19.00%
2009	0.95% to 3.30%	2,081,552	13.34 to 13.88	35,691,628	1.16%	35.58% to 32.36%
2008	0.65% to 3.25%	8,337,343	6.27 to 10.52	105,311,346	0.29%	-38.41% to -40.02%
2007	0.95% to 3.25%	6,050,092	16.03 to 17.54	125,648,459	0.13%	-2.33% to -4.61%
Mid-Cap Growth Fund/VA - Non-Service Shares (OVAG)
2011	0.80% to 1.40%	1,900,617	5.69 to 5.30	10,183,980	0.00%	0.29% to -0.32%
2010	0.80% to 1.40%	1,833,474	5.68 to 5.32	9,846,584	0.00%	26.45% to 25.68%
2009	0.80% to 1.40%	1,983,089	4.49 to 4.23	8,468,612	0.00%	31.55% to 30.75%
2008	0.80% to 1.40%	2,176,324	3.41 to 3.24	7,101,334	0.00%	-49.48% to -49.78%
2007	0.80% to 1.40%	2,576,050	6.75 to 6.45	16,720,309	0.00%	5.48% to 4.84%
Foreign Bond Portfolio (Unhedged) - Advisor Class (PMVFAD)
2011	0.75% to 2.55%	1,837,753	12.75 to 12.14	22,970,486	1.91%	7.61% to 5.66%
2010	0.80% to 2.55%	1,500,572	11.83 to 11.49	17,556,731	1.26%	8.50% to 6.58%
2009	0.75% to 2.45%	649,344	10.91 to 10.79	7,051,409	0.97%	9.11% to 7.86%	****
Low Duration Portfolio - Advisor Class (PMVLAD)
2011	0.40% to 3.20%	23,171,669	11.61 to 10.76	260,577,575	1.57%	0.60% to -2.22%
2010	0.40% to 3.20%	18,042,359	11.54 to 11.01	203,955,140	1.54%	4.77% to 1.82%
2009	0.65% to 3.25%	14,013,653	11.00 to 10.81	153,020,206	1.62%	9.98% to 8.05%	****
Total Return Portfolio - Advisor Class (PMVTRD)
2011	0.40% to 2.70%	6,540,321	10.06 to 9.91	65,327,248	1.60%	0.64% to -0.90%	****

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Putnam VT Growth and Income Fund - IB Shares (PVGIB)
2011	1.05% to 2.35%	212,998	$ 11.40 to $ 11.18	$2,559,811	1.31%	-5.64% to -6.88%
2010	1.05% to 2.60%	275,411	12.08 to 11.77	3,507,688	1.63%	13.18% to 11.41%
2009	1.05% to 2.60%	329,454	10.67 to 10.56	3,719,305	2.72%	28.45% to 26.44%
2008	1.05% to 2.80%	387,088	8.31 to 8.26	3,423,016	2.18%	-39.34% to -40.42%
2007	1.05% to 2.80%	468,881	13.69 to 13.86	6,876,101	1.36%	-7.03% to -8.68%
Putnam VT International Equity Fund - IB Shares (PVTIGB)
2011	1.15% to 2.10%	28,337	13.34 to 12.27	366,694	3.58%	-17.89% to -18.68%
2010	1.15% to 2.40%	39,549	16.24 to 14.73	626,033	3.71%	8.76% to 7.39%
2009	1.15% to 2.40%	46,786	14.93 to 13.72	681,273	0.00%	23.20% to 21.64%
2008	1.15% to 2.40%	61,180	12.12 to 11.28	724,632	2.19%	-44.60% to -45.30%
2007	1.15% to 2.40%	71,037	21.88 to 20.62	1,525,012	2.96%	7.11% to 5.75%
Putnam VT Voyager Fund - IB Shares (PVTVB)
2011	0.95% to 2.45%	221,728	12.58 to 12.09	2,914,393	0.00%	-18.63% to -19.86%
2010	0.95% to 2.70%	248,463	15.46 to 14.80	3,997,037	1.31%	19.65% to 17.54%
2009	0.95% to 2.80%	213,154	12.92 to 12.50	2,875,568	0.65%	62.34% to 59.31%
2008	1.15% to 2.80%	142,184	8.63 to 7.85	1,187,340	0.00%	-37.76% to -38.80%
2007	1.15% to 2.80%	168,443	13.87 to 12.82	2,271,117	0.00%	4.30% to 2.55%
V.I. Basic Value Fund - Series II (AVBV2)
2008	0.80% to 2.95%	2,569,381	5.12 to 7.08	21,201,989	0.47%	-52.29% to -53.33%
2007	0.80% to 2.95%	2,902,901	10.74 to 15.16	50,651,888	0.35%	0.55% to -1.64%
V.I. Capital Appreciation Fund - Series II (AVCA2)
2011	0.80% to 2.95%	490,830	7.80 to 9.58	5,707,367	0.00%	-8.85% to -10.82%
2010	0.80% to 2.95%	579,187	8.56 to 10.74	7,427,438	0.51%	14.28% to 11.81%
2009	0.80% to 2.95%	687,506	7.49 to 9.60	7,749,730	0.27%	19.75% to 17.16%
2008	0.80% to 2.95%	804,764	6.25 to 8.20	7,651,910	0.00%	-43.09% to -44.32%
2007	0.80% to 2.95%	1,044,738	10.99 to 14.72	17,629,535	0.00%	10.83% to 8.42%
V.I. Capital Development Fund - Series II (AVCD2)
2011	0.80% to 2.95%	1,414,528	8.85 to 13.36	22,791,109	0.00%	-8.11% to -10.10%
2010	0.80% to 2.95%	1,298,000	9.63 to 14.87	23,011,080	0.00%	17.52% to 14.98%
2009	0.80% to 3.00%	1,278,768	8.19 to 12.88	19,440,268	0.00%	40.85% to 37.73%
2008	0.80% to 3.00%	1,176,724	5.82 to 9.35	12,813,434	0.00%	-47.55% to -48.72%
2007	0.80% to 3.00%	1,288,902	11.09 to 18.24	27,002,291	0.00%	9.66% to 7.21%
Diversified Stock Fund Class A Shares (VYDS)
2011	1.15% to 1.65%	27,442	12.82 to 12.29	348,002	0.64%	-7.90% to -8.36%
2010	1.15% to 1.95%	38,329	13.92 to 13.11	526,739	0.73%	11.05% to 10.16%
2009	1.15% to 2.10%	43,065	12.53 to 11.78	531,815	0.81%	25.60% to 24.39%
2008	1.15% to 2.10%	57,375	9.98 to 9.47	564,917	0.75%	-38.58% to -39.17%
2007	1.15% to 2.10%	66,078	16.25 to 15.57	1,063,078	0.66%	8.68% to 7.63%
Blue Chip Growth Portfolio - II (TRBCG2)
2009	0.80% to 2.95%	3,605,643	9.45 to 9.84	37,628,164	0.00%	40.66% to 37.61%
2008	0.65% to 3.25%	19,673,406	5.86 to 7.07	147,156,139	0.12%	-43.02% to -44.52%
2007	0.80% to 3.25%	10,055,319	11.81 to 12.74	133,588,581	0.14%	11.58% to 8.81%
Equity Income Portfolio - II (TREI2)
2009	0.80% to 3.30%	7,776,288	8.86 to 8.87	74,780,990	1.74%	24.25% to 21.12%
2008	0.80% to 2.95%	7,723,076	7.13 to 7.43	60,261,084	2.21%	-36.78% to -38.15%
2007	0.80% to 2.95%	6,128,523	11.28 to 12.01	76,349,143	1.66%	2.20% to -0.03%
Health Sciences Portfolio - II (TRHS2)
2011	0.75% to 2.80%	2,368,928	11.60 to 11.20	27,116,053	0.00%	9.56% to 7.30%
2010	0.80% to 2.45%	301,680	10.58 to 10.46	3,176,507	0.00%	5.80% to 4.63%	****
Limited-Term Bond Portfolio - II (TRLT2)
2009	1.30%	1	11.34	11	3.05%	5.96%
2008	0.80% to 2.90%	4,360,949	10.79 to 10.08	46,053,950	3.75%	0.50% to -1.63%
2007	0.80% to 2.90%	2,984,605	10.74 to 10.25	31,585,239	3.11%	4.38% to 2.16%
VIP Trust - Global Bond Fund: Class R1 (VWBFR)
2011	0.80% to 1.40%	399,375	15.18 to 14.49	5,818,090	8.13%	7.28% to 6.63%
2010	0.80% to 1.40%	437,415	14.15 to 13.59	5,970,833	3.67%	5.35% to 4.71%
2009	0.80% to 1.40%	509,578	13.43 to 12.98	6,638,304	3.92%	5.13% to 4.50%
2008	0.80% to 1.40%	642,414	12.77 to 12.42	8,003,418	8.12%	2.87% to 2.25%
2007	0.80% to 1.40%	731,903	12.42 to 12.15	8,910,518	5.57%	8.94% to 8.27%
VIP Trust - Global Bond Fund: Initial Class (VWBF)
2011	0.80% to 1.40%	445,923	21.03 to 21.65	11,388,013	8.06%	7.28% to 6.63%
2010	0.80% to 1.40%	511,066	19.60 to 20.30	12,265,103	3.66%	5.35% to 4.71%
2009	0.80% to 1.40%	581,103	18.61 to 19.39	13,329,078	3.83%	5.13% to 4.50%
2008	0.80% to 1.40%	703,225	17.70 to 18.55	15,375,868	9.07%	2.78% to 2.16%
2007	0.80% to 1.40%	889,847	17.22 to 18.16	19,097,162	6.47%	8.83% to 8.17%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
VIP Trust - Emerging Markets Fund: Class R1 (VWEMR)
2011	0.80% to 1.40%	551,256	$ 21.46 to $ 20.49	$11,367,873	1.24%	-26.35% to -26.79%
2010	0.80% to 1.40%	827,950	29.14 to 27.99	23,300,754	0.62%	25.85% to 25.09%
2009	0.80% to 1.40%	886,135	23.16 to 22.37	19,920,111	0.14%	111.69% to 110.41%
2008	0.80% to 1.40%	763,916	10.94 to 10.63	8,156,428	0.00%	-65.03% to -65.25%
2007	0.80% to 1.40%	1,152,258	31.28 to 30.60	35,362,793	0.40%	36.46% to 35.63%
VIP Trust - Emerging Markets Fund: Initial Class (VWEM)
2011	0.80% to 1.40%	797,445	20.09 to 18.34	14,792,818	1.09%	-26.33% to -26.78%
2010	0.80% to 1.40%	946,130	27.27 to 25.04	23,951,440	0.60%	25.83% to 25.07%
2009	0.80% to 1.40%	1,081,816	21.67 to 20.02	21,882,865	0.17%	111.47% to 110.20%
2008	0.80% to 1.40%	1,264,058	10.25 to 9.53	12,153,665	0.00%	-65.06% to -65.27%
2007	0.80% to 1.40%	1,599,935	29.33 to 27.43	44,248,455	0.46%	36.51% to 35.68%
VIP Trust - Global Hard Assets Fund: Class R1 (VWHAR)
2011	0.75% to 2.80%	3,469,671	9.84 to 9.50	54,489,679	1.02%	-17.02% to -18.74%
2010	0.75% to 2.80%	2,350,975	11.86 to 11.69	53,750,243	0.32%	18.57% to 16.94%	****
2009	0.80% to 1.40%	1,143,054	28.03 to 27.09	31,107,182	0.26%	56.36% to 55.41%
2008	0.80% to 1.40%	1,219,284	17.93 to 17.43	21,333,920	0.35%	-46.53% to -46.85%
2007	0.80% to 1.40%	1,400,348	33.53 to 32.79	46,055,901	0.11%	44.16% to 43.28%
VIP Trust - Global Hard Assets Fund: Initial Class (VWHA)
2011	0.80% to 1.40%	552,304	41.36 to 38.86	25,073,059	1.21%	-17.12% to -17.62%
2010	0.80% to 1.40%	619,064	49.90 to 47.18	34,051,631	0.39%	28.20% to 27.43%
2009	0.80% to 1.40%	761,288	38.92 to 37.02	32,875,757	0.27%	56.27% to 55.33%
2008	0.80% to 1.40%	892,365	24.91 to 23.83	24,758,601	0.31%	-46.56% to -46.88%
2007	0.80% to 1.40%	1,118,247	46.61 to 44.87	58,352,118	0.12%	44.19% to 43.31%
Ivy Fund Variable Insurance Portfolios, Inc. - Asset Strategy (WRASP)
2011	0.65% to 2.80%	8,101,468	11.86 to 11.19	93,728,667	1.01%	-7.81% to -9.80%
2010	0.65% to 2.80%	6,143,715	12.86 to 12.40	77,797,454	1.03%	7.97% to 5.63%
2009	0.75% to 2.80%	2,978,019	11.91 to 11.74	35,256,090	0.04%	19.06% to 17.41%	****
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Conservative (WRPCP)
2011	0.40%	92,333	10.90	1,006,692	0.10%	0.35%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderate (WRPMP)
2011	0.40%	424,157	11.03	4,676,395	0.61%	-1.85%
2010	0.40%	2,491	11.23	27,982	0.00%	12.18%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Aggressive (WRPMAP)
2011	0.40%	1,230,558	11.06	13,606,615	0.72%	-3.40%
Ivy Fund Variable Insurance Portfolios, Inc. - Pathfinder Moderately Conservative (WRPMCP)
2011	0.40%	148,360	11.00	1,631,286	0.33%	-0.40%
Advantage Funds Variable Trust - VT Discovery Fund (SVDF)
2011	1.30%	74	41.42	3,065	0.00%	-0.88%
2008	0.80% to 1.40%	1,508,012	15.55 to 18.44	32,197,505	0.00%	-44.80% to -45.14%
2007	0.80% to 1.40%	1,793,964	28.18 to 33.62	69,679,934	0.00%	21.34% to 20.60%
Advantage VT Opportunity Fund - Class 2 (SVOF)
2010	1.30%	836	58.00	48,490	0.48%	22.15%
2008	0.80% to 1.40%	4,815,928	20.38 to 23.63	144,228,895	1.88%	-40.58% to -40.94%
2007	0.80% to 1.40%	5,757,665	34.29 to 40.01	291,024,130	0.62%	5.78% to 5.13%
Advantage VT Small Cap Growth Fund - Class 2 (WFVSCG)
2011	0.40% to 2.70%	2,029,850	15.80 to 14.11	30,844,147	0.00%	-4.98% to -7.17%
2010	0.80% to 2.70%	1,674,122	16.51 to 15.19	27,016,561	0.00%	25.76% to 23.35%
2009	0.75% to 2.50%	775,011	13.14 to 12.45	10,059,269	0.00%	31.36% to 48.83%	****
Advantage VT Small Cap Value Fund - Class 2 (WFVSMV)
2011	1.10%	951	8.73	8,299	0.67%	-8.28%
2010	1.10%	1,026	9.51	9,762	1.49%	15.96%
2009	1.10%	1,175	8.20	9,641	1.27%	58.42%
2008	1.10% to 1.25%	1,260	5.18 to 5.17	6,526	0.00%	-45.16% to -45.24%
2007	1.25%	39	9.43	368	0.00%	-5.65%	****
Advantage Funds Variable Trust - VT Total Return Bond Fund (WFVTRB)
2011	1.15% to 1.25%	21,348	13.84 to 13.74	293,570	2.67%	7.07% to 6.96%
2010	1.15% to 1.25%	21,348	12.93 to 12.85	274,433	3.38%	5.81% to 5.70%
2009	1.15% to 1.25%	21,348	12.22 to 12.15	259,604	3.69%	10.71% to 10.59%
2008	1.15%	2,116	11.04	23,352	4.80%	1.21%
2007	1.15%	2,116	10.90	23,072	4.56%	4.96%
Advantage Funds(R) - VT Omega Growth - Class 2 (WFVOG2)
2011	1.40% to 2.20%	4,361	11.74 to 11.60	51,038	0.00%	-6.86% to -7.62%
2010	1.40% to 2.20%	4,925	12.61 to 12.56	62,030	0.00%	26.08% to 25.61%	****
Advantage Funds Variable Trust - VT Large Company Growth Fund(obsolete) (WFVLCG)
2009	1.60% to 2.20%	11,201	9.46 to 9.17	103,735	0.38%	41.08% to 40.22%
2008	1.75% to 2.20%	11,776	6.66 to 6.54	77,336	0.27%	-40.06% to -40.34%
2007	1.75% to 2.20%	12,402	11.12 to 10.96	136,370	0.00%	5.72% to 5.23%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
Advantage Funds Variable Trust - VT Money Market Fund(obsolete) (WFVMM)
2009	1.15% to 1.60%	14,747	$ 10.83 to $ 10.58	$ 156,783	0.24%	-1.04% to -1.49%
2008	1.15% to 1.40%	20,154	10.95 to 10.84	218,444	1.76%	1.10% to 0.84%
2007	1.15% to 1.40%	1,632	10.83 to 10.74	17,585	4.60%	3.47% to 3.20%
AllianceBernstein NVIT Global Fixed Income Fund - Class III(obsolete) (NVAGF3)
2010	0.80% to 2.15%	288,563	12.20 to 11.92	3,481,331	6.20%	7.37% to 5.91%
2009	0.80% to 2.40%	155,699	11.36 to 11.24	1,760,194	6.49%	13.58% to 12.35%	****
Balanced Portfolio - Class S Shares(obsolete) (ALBS)
2009	0.95% to 1.05%	18,711	11.82 to 11.74	220,306	2.91%	27.28% to 27.15%
2008	0.95% to 1.45%	18,716	9.29 to 9.04	173,104	0.00%	-32.55% to -32.89%
2007	0.95% to 1.45%	23,143	13.77 to 13.47	317,270	0.00%	13.39% to 12.82%
Clover Value Fund II - Service Shares(obsolete) (FALFS)
2009	0.95% to 2.40%	86,156	9.69 to 10.39	924,331	2.19%	13.42% to 11.76%
2008	0.95% to 2.75%	95,239	8.54	900,294	1.53%	-34.59% to -35.78%
2007	0.95% to 2.75%	123,768	13.06 to 13.30	1,796,271	1.29%	-10.72% to -12.36%
Credit Suisse Trust- International Equity Flex III Portfolio(obsolete) (CSIEF3)
2010	0.80% to 1.40%	196,205	11.25 to 11.18	2,195,392	0.10%	11.33% to 10.66%
2009	0.80% to 1.40%	161,230	10.10	1,628,659	0.00%	1.04% to 1.01%	****
Gartmore NVIT Global Utilities Fund - Class II(obsolete) (GVGU2)
2009	1.15% to 2.10%	18,909	19.01 to 17.79	350,603	3.61%	6.47% to 5.45%
2008	1.15% to 2.10%	23,118	17.85 to 16.87	404,326	2.63%	-33.94% to -34.57%
2007	0.95% to 2.10%	35,923	25.25 to 25.78	952,362	2.10%	18.91% to 17.53%
Gartmore NVIT Global Utilities Fund - Class III(obsolete) (GVGU)
2009	0.80% to 1.40%	217,412	16.85 to 16.08	3,517,625	3.67%	7.11% to 6.47%
2008	0.80% to 1.40%	340,376	15.73 to 15.10	5,166,421	2.86%	-33.44% to -33.84%
2007	0.80% to 1.40%	549,810	23.63 to 22.83	12,602,303	2.41%	19.42% to 18.70%
Gartmore NVIT Worldwide Leaders Fund - Class III (obsolete) (GEF3)
2010	0.80% to 1.40%	147,046	15.45 to 14.84	2,194,434	0.98%	10.47% to 9.80%
2009	0.80% to 1.40%	186,700	13.99 to 13.51	2,534,945	1.02%	24.00% to 23.25%
2008	0.80% to 1.40%	249,753	11.28 to 10.96	2,748,870	0.67%	-44.77% to -45.11%
2007	0.80% to 1.40%	376,901	20.42 to 19.97	7,550,213	0.49%	18.98% to 18.25%
Gartmore NVIT Worldwide Leaders Fund - Class VI (obsolete)(NVGWL6)
2010	1.10% to 2.75%	152,509	14.65 to 14.25	2,217,538	1.20%	10.02% to 8.18%
2009	1.10% to 2.50%	41,212	13.32 to 13.19	546,984	0.90%	33.18% to 31.92%	****
International Equity Flex I Portfolio (obsolete) (WIEP)
2008	0.80% to 1.40%	1,761,884	10.95 to 10.40	18,463,105	1.68%	-41.51% to -41.86%
2007	0.80% to 1.40%	2,123,568	18.72 to 17.89	38,252,943	1.05%	15.66% to 14.96%
International Equity Flex II Portfolio (obsolete) (WVCP)
2008	0.80% to 1.40%	184,626	8.13 to 7.56	1,407,276	1.73%	-47.18% to -47.50%
2007	0.80% to 1.40%	219,613	15.39 to 14.39	3,186,083	0.00%	-4.73% to -5.31%
J.P. Morgan NVIT Balanced Fund - Class I (obsolete) (BF)
2008	0.80% to 1.40%	243,504	9.34 to 9.08	2,218,666	2.75%	-26.14% to -26.59%
2007	0.80% to 1.40%	265,247	12.64 to 12.36	3,289,279	2.30%	3.78% to 3.15%
Janus Aspen Series - INTECH Risk-Managed Core Portfolio - Service Shares(obsolete) (JARLCS)
2008	0.80% to 2.60%	333,684	6.32 to 10.35	3,604,801	0.69%	-36.75% to -37.90%
2007	0.80% to 2.60%	321,741	10.00 to 16.66	5,521,409	0.50%	-0.03% to 3.36%	****
Large Cap Growth Fund II (obsolete) (VFLG2)
2008	1.15% to 2.35%	85,778	7.46 to 7.05	641,766	0.42%	-39.76% to -40.49%
2007	1.15% to 2.35%	90,603	12.39 to 11.85	1,130,341	0.38%	7.89% to 6.58%
Large Cap Value Fund II (obsolete) (VFLV2)
2008	1.15% to 2.40%	105,574	8.62 to 8.13	912,662	1.27%	-40.10% to -40.86%
2007	1.15% to 2.35%	111,241	14.39 to 13.77	1,613,063	1.08%	0.39% to -0.83%
Managed Allocation Fund - Aggressive Growth II (obsolete) (MBVAG2)
2008	1.15% to 1.85%	22,130	7.61 to 7.42	166,461	0.45%	-41.31% to -41.73%
2007	1.15% to 1.85%	33,329	12.97 to 12.73	429,215	1.38%	6.46% to 5.70%
Managed Allocation Fund - Conservative Growth II (obsolete) (MBVCG2)
2008	1.15% to 1.75%	22,506	8.94 to 8.74	198,924	2.65%	-20.62% to -21.10%
2007	1.15% to 1.75%	8,194	11.26 to 11.08	92,000	2.66%	3.94% to 3.30%
Market Opportunity Fund II - Service Shares(obsolete) (FVMOS)
2009	0.80% to 2.65%	746,449	9.98 to 9.32	7,250,437	1.52%	0.47% to -1.40%
2008	0.80% to 2.80%	918,459	9.94 to 9.41	8,951,034	1.07%	-1.66% to -3.64%
2007	0.80% to 2.35%	295,662	10.10 to 9.84	2,944,941	1.37%	-2.28% to -3.81%
NVIT Global Financial Services Fund - Class II(obsolete) (GVGF2)
2009	0.95% to 2.15%	47,904	12.37 to 13.90	694,038	0.89%	30.29% to 28.71%
2008	0.95% to 2.15%	55,720	9.49 to 10.80	623,060	1.65%	-46.85% to -47.50%
2007	0.95% to 2.15%	65,660	17.86 to 20.57	1,389,160	2.84%	-2.35% to -3.54%
NVIT Global Financial Services Fund - Class III(obsolete) (GVGFS)
2009	0.80% to 1.40%	176,927	13.10 to 12.50	2,227,534	1.11%	30.88% to 30.08%
2008	0.80% to 1.40%	212,769	10.01 to 9.61	2,057,788	2.14%	-46.64% to -46.97%
2007	0.80% to 1.40%	168,520	18.76 to 18.13	3,068,547	3.09%	-1.92% to -2.51%

(Continued)

NATIONWIDE VARIABLE ACCOUNT-II NOTES TO FINANCIAL STATEMENTS December 31, 2011

	Contract Expense Rate*	Units	Unit Fair Value	Contract Owners’ Equity	Investment Income Ratio**	Total Return***	Inception Date****
NVIT Health Sciences Fund - Class II(obsolete) (GVGH2)
2009	0.95% to 2.40%	84,308	$ 12.16 to $ 14.17	$1,265,201	0.14%	17.71% to 15.99%
2008	0.95% to 2.40%	104,433	10.33 to 12.22	1,341,247	0.10%	-26.11% to -27.19%
2007	0.95% to 2.40%	124,698	13.98 to 16.78	2,178,340	0.01%	11.85% to 10.20%
NVIT Health Sciences Fund - Class III(obsolete) (GVGHS)
2009	0.80% to 1.40%	342,864	13.00 to 12.41	4,280,780	0.29%	18.16% to 17.45%
2008	0.80% to 1.40%	425,425	11.01 to 10.57	4,518,907	0.27%	-25.83% to -26.28%
2007	0.80% to 1.40%	476,539	14.84 to 14.34	6,861,700	0.07%	12.32% to 11.63%
NVIT Health Sciences Fund - Class VI(obsolete) (GVGH6)
2009	0.95% to 2.75%	1,400,047	10.46 to 9.43	14,121,966	0.15%	17.83% to 15.69%
2008	0.95% to 2.60%	1,764,395	8.88 to 8.21	15,216,848	0.03%	-26.15% to -27.38%
2007	0.95% to 2.60%	1,289,936	12.03 to 11.31	15,179,536	0.06%	11.90% to 10.02%
NVIT Leaders Fund - Class III(obsolete) (GVUSL)
2009	0.80% to 1.40%	257,511	11.35 to 10.83	2,809,711	0.84%	32.82% to 32.02%
2008	0.80% to 1.40%	344,880	8.54 to 8.20	2,847,343	0.77%	-50.34% to -50.64%
2007	0.80% to 1.40%	397,523	17.20 to 16.62	6,641,009	1.16%	10.66% to 9.99%
NVIT Mid Cap Growth Fund - Class I (obsolete) (SGRF)
2008	0.80% to 1.40%	1,380,783	3.82 to 3.63	5,042,610	0.00%	-46.54% to -46.87%
2007	0.80% to 1.40%	2,013,233	7.15 to 6.82	13,821,540	0.00%	8.14% to 7.48%
NVIT Mid Cap Growth Fund - Class II (obsolete) (SGRF2)
2008	0.95% to 3.20%	2,006,297	8.26 to 8.54	18,751,282	0.00%	-46.79% to -48.01%
2007	0.95% to 3.25%	16,359,805	15.52 to 16.39	287,785,579	0.00%	7.69% to 5.18%
NVIT Technology & Communications Fund - Class I(obsolete) (GGTC)
2009	0.80% to 1.40%	59,032	3.09 to 2.92	173,754	0.00%	51.25% to 50.33%
2008	0.80% to 1.40%	69,320	2.04 to 1.94	135,605	0.00%	-48.98% to -49.29%
2007	0.80% to 1.40%	89,808	4.00 to 3.83	346,234	0.00%	19.13% to 18.40%
NVIT Technology & Communications Fund - Class II(obsolete) (GGTC2)
2009	1.15% to 2.45%	49,650	15.30 to 13.97	742,990	0.00%	50.52% to 48.54%
2008	1.15% to 2.45%	59,489	10.17 to 9.41	593,313	0.00%	-49.38% to -50.05%
2007	0.95% to 2.45%	77,916	13.74 to 18.83	1,535,827	0.00%	18.85% to 17.04%
NVIT Technology & Communications Fund - Class III(obsolete) (GGTC3)
2009	0.80% to 1.40%	503,843	11.39 to 10.87	5,508,883	0.00%	51.23% to 50.31%
2008	0.80% to 1.40%	328,516	7.53 to 7.23	2,390,551	0.00%	-49.00% to -49.31%
2007	0.80% to 1.40%	430,126	14.77 to 14.27	6,165,718	0.00%	19.22% to 18.49%
NVIT Technology & Communications Fund - Class VI(obsolete) (GGTC6)
2009	0.95% to 2.80%	1,441,431	10.73 to 9.64	14,877,466	0.00%	51.04% to 48.22%
2008	0.95% to 2.80%	677,283	7.10 to 6.50	4,669,470	0.00%	-49.29% to -50.25%
2007	0.95% to 2.80%	1,169,229	14.01 to 13.07	15,963,363	0.00%	18.76% to 16.53%
NVIT U.S. Growth Leaders Fund - Class II(obsolete) (GVUG2)
2009	0.95% to 2.95%	964,339	8.10 to 12.26	14,596,668	0.00%	24.49% to 21.97%
2008	0.95% to 2.95%	1,047,552	6.51 to 10.06	12,820,073	0.00%	-42.03% to -43.20%
2007	0.95% to 2.95%	1,094,930	11.22 to 17.70	23,231,890	0.00%	12.24% to 18.50%	****
NVIT U.S. Growth Leaders Fund - Class III(obsolete) (GVUGL)
2009	0.80% to 1.40%	188,997	13.43 to 12.82	2,437,489	0.00%	24.78% to 24.03%
2008	0.80% to 1.40%	270,231	10.76 to 10.33	2,805,775	0.00%	-41.73% to -42.08%
2007	0.80% to 1.40%	329,074	18.46 to 17.84	5,894,162	0.00%	21.45% to 20.71%
Series Trust II - Mid Cap Value Portfolio (obsolete) (JPMCVP)
2008	0.80% to 1.40%	654,300	9.66 to 9.39	6,164,916	1.13%	-33.74% to -34.14%
2007	0.80% to 1.40%	934,069	14.58 to 14.26	13,355,230	0.93%	1.63% to 1.01%
U.S. Equity Flex I Portfolio(obsolete) (WSCP)
2010	0.80% to 1.40%	2,155,736	15.16 to 15.42	33,594,652	0.15%	13.54% to 12.86%
2009	0.80% to 1.40%	2,532,513	13.36 to 13.66	34,947,501	1.16%	23.67% to 22.92%
2008	0.80% to 1.40%	2,973,366	10.80 to 11.11	33,357,355	0.08%	-35.12% to -35.52%
2007	0.80% to 1.40%	3,619,869	16.65 to 17.24	62,919,860	0.00%	-1.63% to -2.23%
Variable Contracts Trust - Small Cap Value VCT Portfolio - Class I Shares (obsolete) (PISVP1)
2008	0.95% to 1.05%	105,733	6.12 to 6.10	646,042	0.60%	-38.59% to -38.65%
2007	0.95% to 1.05%	117,897	9.96 to 9.95	1,173,591	0.73%	-7.85% to -7.94%

2011	Reserves for annuity contracts in payout phase:	8,361,300
2011	Contract owners equity:	$29,793,903,432
2010	Reserves for annuity contracts in payout phase:	8,598,792
2010	Contract owners equity:	$26,665,526,554
2009	Reserves for annuity contracts in payout phase:	8,394,197
2009	Contract owners equity:	$21,471,280,300
2008	Reserves for annuity contracts in payout phase:	7,453,205
2008	Contract owners equity:	$16,006,481,073
2007	Reserves for annuity contracts in payout phase:	12,121,909
2007	Contract owners equity:	$22,175,260,947

*	This represents the range of annual contract expense rates of the variable account at the period end indicated and includes only those expenses that are charged through a reduction in the unit values. Excluded are expenses of the underlying mutual funds and charges made directly to contract owners’ accounts through the redemption of units.
**	This represents the ratio of dividends for the period indicated, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by monthly average net assets (excluding months where net assets are zero). The investment income ratio for subaccounts initially funded during the period presented has not been annualized. The ratios exclude those expenses that result in direct reductions to the contractholder accounts through reductions in unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.
***	This represents the range of minimum and maximum total returns for the period indicated, including changes in the value of the underlying mutual fund, which reflects the reduction of unit values for expenses assessed. The total returns do not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented. Total return is not annualized if the underlying mutual fund option is initially offered, funded, or both, during the period presented. Minimum and maximum ranges are not shown for underlying mutual fund options for which a single contract expense rate (product option) exists. In such cases, the total return presented is representative of all units issued and outstanding at period end.
****	Subaccounts denoted indicate the underlying mutual fund option was initially added and funded during the period presented.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder
Nationwide Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Nationwide Life Insurance Company and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life Insurance Company and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, in 2012 the Company changed its method of accounting for insurance contract acquisition costs and applied the new method retrospectively.

/s/ KPMG LLP
Columbus, Ohio
March 1, 2013

1

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)
Consolidated Statements of Operations
(in millions)

	Year ended December 31,
	2012	2011	2010
		(As Adjusted)	(As Adjusted)
Revenues
Policy charges	$ 1,670	$ 1,506	$ 1,399
Premiums	635	531	484
Net investment income	1,825	1,844	1,825
Net realized investment gains (losses)	350	(1,609)	(236)
Other-than-temporary impairment losses
Total other-than-temporary impairment losses	(67)	(162)	(394)
Non-credit portion of loss recognized in other comprehensive income	36	95	174
Net other-than-temporary impairment losses recognized in operations	(31)	(67)	(220)
Other revenues	7	3	2
Total revenues	$ 4,456	$ 2,208	$ 3,254

Benefits and expenses
Interest credited to policyholder account values	$ 1,038	$ 1,033	$ 1,056
Benefits and claims	1,227	1,062	873
Policyholder dividends	54	67	78
Amortization of deferred policy acquisition costs	575	65	299
Interest expense	68	70	55
Other expenses, net of deferrals	795	760	722
Total benefits and expenses	$ 3,757	$ 3,057	$ 3,083

Income (loss) before federal income taxes and noncontrolling interests	$ 699	$ (849)	$ 171
Federal income tax expense (benefit)	99	(427)	12
Net income (loss)	$ 600	$ (422)	$ 159
Less: Loss attributable to noncontrolling interest, net of tax	(61)	(56)	(60)
Net income (loss) attributable to Nationwide Life Insurance Company	$ 661	$ (366)	$ 219

See accompanying notes to consolidated financial statements and Note 2 for disclosure of the change in accounting principle.

2

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Consolidated Statements of Comprehensive Income (Loss)
(in millions)

	Year ended December 31,
	2012	2011	2010
		(As Adjusted)	(As Adjusted)
Net income (loss)	$ 600	$ (422)	$ 159

Other comprehensive income, net of tax
Changes in:
Net unrealized gains on available-for-sale securities	571	317	600
Net unrealized (losses) gains on derivatives used in cash flow hedging relationships	(5)	12	18
Total other comprehensive income, net of tax	$ 566	$ 329	$ 618
Total comprehensive income (loss)	$ 1,166	$ (93)	$ 777
Less: Comprehensive loss attributable to noncontrolling interests, net of tax	(61)	(56)	(60)
Total comprehensive income (loss) attributable to Nationwide Life Insurance Company	$ 1,227	$ (37)	$ 837

See accompanying notes to consolidated financial statements and Note 2 for disclosure of the change in accounting principle.

3

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)
Consolidated Balance Sheets
(in millions, except for share and per share amounts)

December 31,
	2012	2011
		(As Adjusted)
Assets
Investments
Fixed maturity securities, available-for-sale	$ 31,811	$ 29,201
Mortgage loans, net of allowance	5,827	5,748
Policy loans	980	1,008
Short-term investments	1,034	1,125
Other investments	639	586
Total investments	$ 40,291	$ 37,668

Cash and cash equivalents	62	49
Accrued investment income	566	560
Deferred policy acquisition costs	3,249	3,487
Value of business acquired	224	238
Goodwill	200	200
Other assets	4,138	4,590
Separate account assets	71,440	65,194
Total assets	$ 120,170	$ 111,986

Liabilities and equity
Liabilities
Future policy benefits and claims	$ 36,154	$ 35,252
Short-term debt	300	777
Long-term debt	1,038	991
Other liabilities	4,507	4,230
Separate account liabilities	71,440	65,194
Total liabilities	$ 113,439	$ 106,444

Shareholder's equity
Common stock ($1 par value; authorized - 5,000,000 shares, issued and
outstanding - 3,814,779 shares)	$ 4	$ 4
Additional paid-in capital	1,718	1,718
Retained earnings	3,410	2,789
Accumulated other comprehensive income	1,252	686
Total shareholder's equity	$ 6,384	$ 5,197
Noncontrolling interest	347	345
Total equity	$ 6,731	$ 5,542
Total liabilities and equity	$ 120,170	$ 111,986

See accompanying notes to consolidated financial statements and Note 2 for disclosure of the change in accounting principle.

4

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)
Consolidated Statements of Changes in Equity
(in millions)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total shareholder's equity	Non-controlling interest	Total equity

Balance as of December 31, 2009	$ 4	$ 1,718	$ 3,510	$ (266)	$ 4,966	$ 351	$ 5,317

Cumulative effect of adoption of accounting principle	-	-	(565)	(4)	(569)	-	(569)
Adjusted balance as of December 31, 2009	$ 4	$ 1,718	$ 2,945	$ (270)	$ 4,397	$ 351	$ 4,748

Cumulative effect of adoption of accounting principle	-	-	(9)	9	-	46	46
Comprehensive income (loss):
Net income (loss)	-	-	219	-	219	(60)	159
Other comprehensive income	-	-	-	618	618	-	618
Total comprehensive income (loss)	-	-	219	618	837	(60)	777
Change in noncontrolling interest	-	-	-	-	-	18	18

Balance as of December 31, 2010	$ 4	$ 1,718	$ 3,155	$ 357	$ 5,234	$ 355	$ 5,589

Comprehensive (loss) income:
Net loss	-	-	(366)	-	(366)	(56)	(422)
Other comprehensive income	-	-	-	329	329	-	329
Total comprehensive (loss) income	-	-	(366)	329	(37)	(56)	(93)
Change in noncontrolling interest	-	-	-	-	-	46	46

Balance as of December 31, 2011	$ 4	$ 1,718	$ 2,789	$ 686	$ 5,197	$ 345	$ 5,542

Cash dividend paid	-	-	(40)	-	(40)	-	(40)
Comprehensive income (loss):
Net income (loss)	-	-	661	-	661	(61)	600
Other comprehensive income	-	-	-	566	566	-	566
Total comprehensive income (loss)	-	-	661	566	1,227	(61)	1,166
Change in noncontrolling interest	-	-	-	-	-	63	63

Balance as of December 31, 2012	$ 4	$ 1,718	$ 3,410	$ 1,252	$ 6,384	$ 347	$ 6,731

See accompanying notes to consolidated financial statements and Note 2 for disclosure of the change in accounting principle.

5

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES (a wholly-owned subsidiary of Nationwide Financial Services, Inc.)
Consolidated Statements of Cash Flows
(in millions)

	Year ended December 31,
	2012	2011	2010
		(As Adjusted)	(As Adjusted)
Cash flows from operating activities:
Net income (loss)	$ 600	$ (422)	$ 159
Adjustments to net income (loss):
Net realized investment (gains) losses	(350)	1,609	236
Net other-than-temporary impairment losses recognized in earnings	31	67	220
Interest credited to policyholder account values	1,038	1,033	1,056
Capitalization of deferred policy acquisition costs	(470)	(604)	(501)
Amortization of deferred policy acquisition costs	575	65	299
Amortization and depreciation	80	48	(2)
Deferred tax expense (benefit)	243	(482)	103
Changes in:
Policy liabilities	(548)	(608)	(579)
Derivatives, net	(490)	(364)	(254)
Other, net	(84)	(265)	(51)
Net cash provided by operating activities	$ 625	$ 77	$ 686

Cash flows from investing activities:
Proceeds from maturity of available-for-sale securities	$ 2,909	$ 2,705	$ 3,251
Proceeds from sales of available-for-sale securities	796	1,585	2,168
Purchases of available-for-sale securities	(5,167)	(6,176)	(5,910)
Proceeds from repayments of mortgage loans	1,048	1,124	996
Issuance and purchases of mortgage loans	(1,114)	(751)	(373)
Net decrease (increase) in short-term investments	98	(61)	(44)
Collateral (paid) received, net	(208)	359	(23)
Other, net	(12)	104	(29)
Net cash (used in) provided by investing activities	$ (1,650)	$ (1,111)	$ 36

Cash flows from financing activities:
Net change in short-term debt	$ (477)	$ 477	$ 150
Proceeds from issuance of long-term debt	13	13	272
Cash dividend paid to Nationwide Financial Services, Inc.	(40)	-	-
Investment and universal life insurance product deposits	5,566	5,314	4,540
Investment and universal life insurance product withdrawals	(4,063)	(5,024)	(5,405)
Other, net	39	(34)	9
Net cash provided by (used in) financing activities	$ 1,038	$ 746	$ (434)

Net increase (decrease) in cash and cash equivalents	$ 13	$ (288)	$ 288
Cash and cash equivalents, beginning of period	49	337	49
Cash and cash equivalents, end of period	$ 62	$ 49	$ 337

See accompanying notes to consolidated financial statements and Note 2 for disclosure of the change in accounting principle.

6

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements

December 31, 2012, 2011 and 2010

(1)	Nature of Operations

Nationwide Life Insurance Company (“NLIC”, or collectively with its subsidiaries, “the Company”) was incorporated in 1929 and is an Ohio domiciled stock life insurance company.  The Company is a member of the Nationwide group of companies (“Nationwide”), which is comprised of Nationwide Mutual Insurance Company (“NMIC”) and all of its subsidiaries and affiliates.

All of the outstanding shares of NLIC’s common stock are owned by Nationwide Financial Services, Inc. (“NFS”), a holding company formed by Nationwide Corporation (“Nationwide Corp.”), a majority-owned subsidiary of NMIC.

Wholly-owned subsidiaries of NLIC as of December 31, 2012 include Nationwide Life and Annuity Insurance Company (“NLAIC”) and Nationwide Investment Services Corporation (“NISC”).  NLAIC primarily offers universal life insurance, variable universal life insurance, term life insurance, corporate-owned life insurance (“COLI”) and individual annuity contracts on a non-participating basis.  NISC is a registered broker-dealer.

The Company is a leading provider of long-term savings and retirement products in the United States (“U.S.”).  The Company develops and sells a diverse range of products and services including individual annuities, private and public sector group retirement plans, investment products sold to institutions, life insurance and advisory services.

The Company sells its products through a diverse distribution network.  Unaffiliated entities that sell the Company’s products to their own customer bases include independent broker-dealers, financial institutions, wirehouse and regional firms, pension plan administrators and life insurance specialists.  Representatives of affiliates who market products directly to a customer base include Nationwide Retirement Solutions, Inc. (“NRS”) and Nationwide Financial Network (“NFN”) producers, which includes the agency distribution force of the Company’s ultimate parent company, NMIC.

As of December 31, 2012 and 2011, the Company did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the U.S.  Also, the Company did not have a concentration of business transactions with a particular customer, lender, distribution source, market or geographic region of the U.S. in which business is conducted that makes it overly vulnerable to a single event which could cause a severe impact to the Company’s financial position.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of NLIC and companies in which NLIC directly or indirectly has a controlling financial interest. The consolidated financial statements include majority-owned subsidiaries and consolidated variable interest entities (“VIEs”). All significant intercompany accounts and transactions have been eliminated.

Entities in which NLIC does not have a controlling interest, but the Company has significant influence over the operating and financing decisions and also certain other investments, are reported using the equity method.

Use of Estimates

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of the consolidated financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes.  Significant estimates include the balance and amortization of deferred policy acquisition costs (“DAC”), investment impairment losses, valuation allowances for mortgage loans, certain investment and derivative valuations, future policy benefits and claims including the valuation of embedded derivatives resulting from living benefit guarantees on variable annuity contracts,  goodwill, provision for income taxes and valuation of deferred tax assets.  Actual results could differ significantly from those estimates.

7

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Revenues and Benefits

Investment and universal life insurance products.  Investment products are long duration contracts which are not subject to significant mortality (the relative incidence of death in a given time) or morbidity (the relative incidence of disability resulting from disease or physical impairment) risk.  These include individual and group variable and fixed deferred annuities in the accumulation phase and certain annuities without life contingencies.  Universal life insurance products include long duration insurance contracts that do not have fixed or guaranteed terms.  These include universal life insurance, variable universal life insurance, COLI, bank-owned life insurance (“BOLI”) and other interest-sensitive life insurance policies.  Revenues for investment products and universal life insurance products consist of net investment income, surrender charges and other policy charges earned and assessed against policy account balances during the period.  Policy charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned.  Assessments for services provided in future periods are recorded as unearned revenue and recognized as revenue over the periods benefited.  Surrender charges are recognized as revenue upon surrender of a contract in accordance with contractual terms. Policy benefits and claims that are charged to expense include interest credited to policyholder accounts and benefits and claims incurred in the period in excess of related policyholder accounts.

Traditional life insurance products.  Traditional life insurance products include those products with fixed and guaranteed terms, primarily consisting of whole life insurance, term life insurance and certain annuities with life contingencies.  Premiums for traditional life insurance products are generally recognized as revenue when due.  For certain annuities with life contingencies, any excess of gross premium over the net premium is deferred and recognized with the amount of expected future benefits.  Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contract.  This association is accomplished through the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

Future Policy Benefits and Claims

Investment and universal life insurance products.  The Company calculates its liability for future policy benefits and claims for investment products in the accumulation phase and for universal life insurance policies as the policy accrued account balance, which represents participants’ net deposits plus investment performance and interest credited less applicable contract charges.

The Company offers certain universal life insurance, variable universal life insurance and variable annuity products with secondary guarantees, guaranteed minimum death benefits (“GMDB”), and guaranteed minimum income benefits (“GMIB”).  Liabilities for these guarantees are calculated by multiplying the current benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest.  The Company regularly evaluates its experience and assumptions and adjusts the benefit ratio as appropriate.  If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes with a related charge or credit to other benefits and claims in the period of evaluation. Determination of the expected benefit payments and assessments are based on a range of scenarios and assumptions including those related to market rates of return and volatility, contract surrenders and mortality experience. The accounting for these guarantees impacts estimated gross profits used to calculate the balance and amortization of DAC, value of business acquired (“VOBA”) and unearned revenue reserves. Refer to Note 4 for discussion of these guarantees.

Guarantees to variable annuity contractholders can include a return of no less than total deposits made on the contract less any customer withdrawals, total deposits made on the contract less any customer withdrawals plus a minimum return, or the highest contract value on a specified anniversary date minus any customer withdrawals following the contract anniversary. In addition, these guarantees can include benefits payable in the event of death, upon annuitization, upon periodic withdrawal or at specified dates during the accumulation period. Refer to Note 4 for a discussion of these guarantees.

8

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The Company’s guaranteed minimum accumulation benefit (“GMAB”) and guaranteed living withdrawal benefit (“GLWB”) are living benefit guarantees which represent embedded derivatives in variable annuity contracts that are required to be separated from, and valued apart from, the host variable annuity contracts.  The embedded derivatives are carried at fair value.  Subsequent changes in the fair value of the embedded derivatives are recognized in earnings as a component of net realized investment gains and losses.  The fair value of the embedded derivatives is calculated based on a combination of capital market and actuarial assumptions. Projections of cash flows inherent in the valuation of the embedded derivative incorporate numerous assumptions including, but not limited to, mortality, lapse rates, index volatility, wait period (the number of years the policyholder is assumed to wait prior to beginning withdrawals once eligible), efficiency of benefit utilization (the percent of the maximum permitted withdrawal that a policyholder takes) and non-performance risk (the risk that the liability will not be fulfilled and affects the value at which the liability is transferred).  The assumptions used to calculate the fair value of embedded derivatives are reviewed as part of an annual comprehensive study of assumptions during the second quarter.  Quarterly, consideration is given as to whether adjustments to these assumptions are necessary.

Traditional life insurance products.  The process of calculating reserve amounts for traditional life insurance products involves the use of a number of assumptions, including those related to persistency, mortality, morbidity, interest rates (the rates expected to be paid or received on financial instruments) and certain other expenses.

The liability for future policy benefits and claims for traditional life insurance policies was determined using the net level premium method with weighted average interest rates of 6.6% and estimates of mortality, morbidity, investment yields and persistency that were used or being experienced at the time the policies were issued with a provision for adverse deviation.

The liability for future policy benefits for certain annuities with life contingencies was calculated using the present value of future benefits and certain expenses discounted using weighted average interest rates of 5.6% with a provision for adverse deviation.

Reinsurance ceded

The Company cedes insurance to other companies in order to limit potential losses and to diversify its exposures. Such agreements do not discharge the original insurer from its primary obligation to the policyholder in the event the reinsurer is unable to meet the obligations it has assumed. Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.  Assets and liabilities related to reinsurance ceded generally are reported in the consolidated balance sheets on a gross basis, separately from the related future policy benefits and claims of the Company.

Deferred Policy Acquisition Costs

The Company has deferred certain acquisition costs that are directly related to the successful acquisition of new and renewal insurance and investment contracts.  The methods and assumptions used to amortize and assess recoverability of the DAC balance depend on the type of product.

Investment and universal life insurance products.  For certain investment and universal life insurance products, DAC is amortized with interest over the lives of the policies in relation to the present value of estimated gross profits, which is determined primarily from projected interest margins, policy charges and net realized investment gains and losses, less policy benefits and other expenses. The DAC asset related to investment and universal life insurance products is adjusted to reflect the impact of unrealized gains and losses on available-for-sale securities with the corresponding adjustment recorded in accumulated other comprehensive income (“AOCI”). This adjustment to DAC represents the change in amortization that would have been required as a charge or credit to operations had such unrealized amounts been realized. DAC for investments and universal life insurance products is subject to recoverability testing in the year of policy issuance and DAC for universal life insurance products is also subject to loss recognition testing at the end of each reporting period.

9

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The assumptions used in the estimation of gross profits are based on the Company’s current best estimates of future events and are reviewed as part of an annual process during the second quarter. During the annual process, the Company performs a comprehensive study of assumptions, including mortality and persistency studies, maintenance expense studies and an evaluation of projected general and separate account investment returns. The most significant assumptions that are involved in the estimation of future gross profits include future net separate account investment performance, surrender/lapse rates, interest margins, renewal premiums and mortality. Quarterly, consideration is given as to whether adjustments to these assumptions are necessary. The Company uses a reversion to the mean process to determine the assumption for the future net separate account investment performance. This process assumes different performance levels over the next three years such that the separate account mean return measured from the anchor date to the end of the life of the product equals the long-term assumption. The Company’s long-term assumption for net separate account investment performance is approximately 7% growth per year.

Changes in assumptions can have a significant impact on the amount of DAC reported for investment and universal life insurance products and their related amortization patterns. In the event actual experience differs from assumptions or future assumptions are revised, the Company is required to record an increase or decrease in DAC amortization expense, which could be significant.

Traditional life insurance.  DAC is amortized with interest over the premium-paying period of the related policies in proportion to premium revenue recognized. These assumptions are consistent with those used in the calculation of liabilities for future policy benefits at issuance. DAC is evaluated for recoverability at the time of policy issuance, and loss recognition testing is conducted each reporting period.

Refer to Note 5 for discussion regarding assumption changes impacting DAC amortization and related balances.

Investments

Purchases and sales of securities are recorded on the trade date. Realized gains and losses on sales of available-for-sale securities are recognized in income based on the specific identification method. Interest and dividend income is recognized when earned.

Available-for-sale securities.  Available-for-sale securities are reported at fair value, with unrealized holding gains and losses reported as a separate component of other comprehensive income, net of adjustments for DAC and other, future policy benefits and claims, policyholder dividend obligations and deferred federal income taxes.

To determine the fair value of securities for which market quotations are available, independent pricing services are most often utilized. For these securities, the Company obtains the pricing services’ methodologies, inputs and assumptions and classifies the investments accordingly in the fair value hierarchy.  As of December 31, 2012 and 2011, 86% and 84%, respectively, of fixed maturity securities were priced using independent pricing services.

A corporate pricing matrix or an internally developed pricing model is used in valuing certain corporate debt securities. The corporate pricing matrix is developed using private spreads for corporate securities with varying weighted average lives and credit quality ratings. The weighted average life and credit quality rating of a particular fixed maturity security to be priced using the corporate pricing matrix are important inputs into the model and are used to determine a corresponding spread that is added to the appropriate U.S. Treasury yield to create an estimated market yield for that security. The estimated market yield and other relevant factors are then used to estimate the fair value of the particular security.

10

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Non-binding broker quotes are also utilized to determine the fair value of certain corporate debt, mortgage-backed and other asset-backed securities when quotes are not available from independent pricing services, corporate pricing matrix or internal pricing models. These securities are classified with the lowest priority in the fair value hierarchy as only one broker quote is ordinarily obtained, the investment is not traded on an exchange, the pricing is not available to other entities and/or the transaction volume in the same or similar investments has decreased. Inputs used in the development of prices are not provided to the Company by the brokers as the brokers often do not provide the necessary transparency into their quotes and methodologies. The Company performs reviews and tests to ensure that quotes are a reasonable estimate of the investments’ fair value at least annually. Price movements of broker quotes are subject to validation and require approval from the Company’s management. Management uses its knowledge of the investment and current market conditions to determine if the price is indicative of the investment’s fair value.

When the collectability of contractual interest payments on fixed maturity securities is considered doubtful, such securities are placed in non-accrual status and any accrued interest is excluded from investment income. These securities are not restored to accrual status until the Company determines that payment of future principal and interest is probable.

For investments in certain residential and commercial mortgage-backed securities, the Company recognizes income and amortizes discounts and premiums using the effective-yield method based on prepayment assumptions and the estimated economic life of the securities. When actual prepayments differ significantly from estimated prepayments, the effective-yield is recalculated to reflect actual payments to date and anticipated future payments. Any resulting adjustment is included in net investment income in the period the estimates are revised. All other investment income is recorded using the effective-yield method without anticipating the impact of prepayments.

The Company periodically reviews its available-for-sale securities to determine if any decline in fair value to below amortized cost is other-than-temporary. Factors considered in determining whether a decline is other-than-temporary include the length of time a security has been in an unrealized loss position, the severity of the unrealized loss, reasons for the decline in value and expectations for the amount and timing of a recovery in fair value.

In assessing corporate debt securities for other-than-temporary impairment, the Company evaluates the ability of the issuer to meet its debt obligations, the value of the company or specific collateral securing the debt, the Company’s intent to sell the security and whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost basis. The Company evaluates U.S. Treasury securities and obligations of U.S. Government corporations and agencies, obligations of states and political subdivisions, and debt securities issued by foreign governments for other-than-temporary impairment by examining similar characteristics.

When evaluating whether residential mortgage-backed securities, commercial mortgage-backed securities, collateralized debt obligations and other asset-backed securities are other-than-temporarily impaired, the Company examines characteristics of the underlying collateral, such as delinquency and default rates, the quality of the underlying borrower, the type of collateral in the pool, the vintage year of the collateral, subordination levels within the structure of the collateral pool, the quality of any credit guarantors, the Company’s intent to sell the security and whether it is more likely than not it will be required to sell the security before the recovery of its amortized cost basis.

The Company evaluates its intent to sell on an individual security basis. For all debt securities evaluated for other-than-temporary impairment (for which the Company does not have the intent to sell and it is not more likely than not that it will be required to sell the security before the recovery of its amortized cost basis), the Company considers the timing and present value of the cash flows. To the extent that the present value of cash flows generated by a debt security is less than the amortized cost, an other-than-temporary impairment is recognized through earnings.

Other-than-temporary impairment losses on securities (where the Company does not intend to sell the security and it is not more likely than not it will be required to sell the security prior to recovery of the security’s amortized cost basis) are bifurcated with the credit portion of the impairment loss being recognized in earnings and the non-credit loss portion of the impairment and any subsequent changes in the fair value of those debt securities being recognized in other comprehensive income, net of applicable taxes and other offsets.

11

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

It is reasonably possible that further declines in fair values of such investments, or changes in assumptions or estimates of anticipated recoveries and/or cash flows, may cause further other-than-temporary impairments in the near term, which could be significant.

Mortgage loans, net of allowance.  The Company holds commercial mortgage loans that are collateralized by properties throughout the U.S. These mortgage loans are further segregated into the following classes based on the unique risk profiles of the underlying property types: office, warehouse, retail, apartment and other.  Mortgage loans are carried at amortized cost less a valuation allowance.

As part of the underwriting process, specific guidelines are followed to ensure the initial quality of a new mortgage loan.  Third-party appraisals are generally obtained to support loaned amounts as the loans are usually collateral dependent.

The collectability and value of a mortgage loan are based on the ability of the borrower to repay and/or the value of the underlying collateral.  Many of the Company’s mortgage loans are structured with balloon payment maturities, exposing the Company to risks associated with the borrowers’ ability to make the balloon payment or refinance the property.

The Company actively monitors the credit quality of its mortgage loans to support the development of the valuation allowance.  This monitoring process includes quantitative analyses which facilitate the identification of deteriorating loans, and qualitative analyses, which consider other factors relevant to the borrowers’ ability to repay.  Loans with deteriorating credit fundamentals are identified through special surveillance procedures and are evaluated based on the severity of their deterioration and management’s judgment as to the likelihood of loss.

Mortgage loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  When management determines that a loan is impaired, a provision for loss is established equal to the difference between the carrying value and either the fair value of the collateral or the present value of expected future cash flows discounted at the loan’s market interest rate.  Loan-specific impairment reserve charges are recorded in other-than-temporary impairment losses. In the event a loan-specific impairment reserve charge is reversed, the recovery is recorded in other-than-temporary impairment losses.

In addition to the loan-specific reserves, the Company maintains a non-specific reserve based on loan surveillance categories and property type classes, which reflects management’s best estimate of probable credit losses inherent in the portfolio as of the balance sheet date but not yet attributable to specific loans.  Management’s periodic evaluation of the adequacy of the non-specific reserve is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect a borrower’s ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Non-specific reserve charges are recorded in net realized investment gains and losses.

Interest income on performing mortgage loans is recognized over the life of the loan using the effective-yield method. Loans in default or in the process of foreclosure are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in net investment income in the period received. Loans are considered delinquent when contractual payments are 90 days past due.

Policy loans.  Policy loans, which are collateralized by the related insurance policy, are carried at the outstanding principal balance and do not exceed the net cash surrender value of the policy. As such, no valuation allowance for policy loans is required.

Short-term investments.  Short-term investments consist of highly liquid mutual funds and government agency discount notes with maturities of twelve months or less at acquisition. The Company and various affiliates entered into agreements with Nationwide Cash Management Company (“NCMC”), an affiliate, under which NCMC acts as a common agent in handling the purchase and sale of short-term securities for the respective accounts of the participants.  Amounts on deposit with NCMC for the benefit of the Company are included in short-term investments on the consolidated balance sheets. The Company carries short-term investments at fair value.

12

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Other investments. Other investments consist primarily of equity method investments in joint ventures and partnerships, customer bank loans, equity securities, capital stock with the Federal Home Loan Bank of Cincinnati (“FHLB”) and trading securities.

Securities lending.  The Company has entered into securities lending agreements with a custodial bank whereby eligible securities are loaned to third parties, primarily major brokerage firms. These transactions are used to generate additional income on the securities portfolio. The Company is entitled to receive from the borrower any payments of interest and dividends received on loaned securities during the loan term. The agreements require a minimum of 102% of the fair value of loaned securities to be held as collateral. Cash collateral is invested by the custodial bank in investment-grade securities, which are included in the total investments of the Company. Periodically, the Company may receive non-cash collateral, which would be recorded off-balance sheet. The Company recognizes loaned securities in either available-for-sale or short-term investments. A securities lending payable is recorded in other liabilities for the amount of cash collateral received. Net income received from securities lending activities is included in net investment income.

Variable interest entities. In the normal course of business, the Company has relationships with VIEs.  If the Company determines that it has a variable interest and is the primary beneficiary, it consolidates the VIE.  This determination is based on a review of the entity’s contract and other deal related information, such as the entity's equity investment at risk, decision-making abilities, obligations to absorb economic risks and right to receive economic rewards of the entity. The Company is the primary beneficiary if the Company has the power to direct the activities of the VIE that most significantly impact the economic performance of the entity and the obligation to absorb losses or receive benefits from the entity that could be potentially significant to the VIE.

The majority of the VIEs consolidated by the Company are related to guarantees provided to limited partners related to the amount of tax credits that will be generated by the Low-Income-Housing Tax Credit Funds (“Tax Credit Funds”).  The results of operations and financial position of each VIE for which the Company is the primary beneficiary as well as the corresponding noncontrolling interests are recorded in the accompanying consolidated financial statements.  Ownership interests held by unrelated third parties in the consolidated VIEs are presented as noncontrolling interests in the equity section of the consolidated financial statements. Income (loss) attributable to noncontrolling interests is excluded from the net income (loss) attributable to NLIC on the consolidated statements of operations.

The Company invests in fixed maturity securities that could qualify as VIEs, including corporate securities, mortgage-backed securities and asset-backed securities.  The Company is not the primary beneficiary of these securities as the Company does not have the power to direct the activities that most significantly impact the entities’ performance.  The Company’s maximum exposure to loss is limited to the carrying values of these securities.  There are no liquidity arrangements, guarantees or other commitments by third parties that affect the fair value of the Company’s interest in these assets.  Refer to Note 6 for additional disclosures related to these investments.

The Company is not required, and does not intend, to provide financial or other support outside contractual requirements to any VIE.

Derivative Instruments

The Company uses derivative instruments to manage exposures and mitigate risks associated with interest rates, equity markets, foreign currency and credit.  These derivative instruments primarily include interest rate swaps, futures contracts and options.  Certain features embedded in the Company’s investments, indexed products and certain variable annuity contracts require derivative accounting. Refer to the prior discussion of Future Policy Benefits and Claims for a description of the valuation applicable to these products.  All derivative instruments are carried at fair value and are reflected as assets or liabilities in the consolidated balance sheets.

13

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Fair value of derivative instruments is determined using various valuation techniques relying predominately on observable market inputs. These inputs include interest rate swap curves, credit spreads, interest rates, counterparty credit risk, equity volatility and equity index levels. In cases where observable inputs are not available, the Company will utilize non-binding broker quotes to determine fair value. These instruments are classified with the lowest priority in the fair value hierarchy. Price movements of broker quotes are subject to validation and require approval from the Company's management. Management uses models to internally value the instruments for comparison to the values received through broker quotes.

For derivatives that are not designated for hedge accounting, the gain or loss on the derivative is primarily recognized in net realized investment gains and losses.

For derivative instruments that are designated and qualify for fair value hedge accounting, the gain or loss on the derivative instrument as well as the hedged item, to the extent of the risk being hedged, are recognized in net realized investment gains and losses.

For derivative instruments that are designated and qualify for cash flow hedge accounting, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same period or periods that the hedged transaction impacts earnings. The ineffective portion of the derivative’s change in value, if any, along with any of the derivative’s change in value that is excluded from the assessment of hedge effectiveness, are recorded in net realized investment gains and losses.

The Company’s derivative transaction counterparties are generally financial institutions. To reduce the credit risk associated with open contracts, the Company enters into master netting agreements which permit the closeout and netting of transactions with the same counterparty upon the occurrence of certain events. In addition, the Company attempts to reduce credit risk by obtaining collateral from counterparties. The determination of the need for and the levels of collateral vary based on an assessment of the credit risk of the counterparty. The Company accepts collateral in the form of cash and marketable securities.

The Company invests in certain structured securities that contain embedded credit derivatives.  These securities are referred to as synthetic collateralized debt obligations and have maturity dates ranging from one to ten years.  The credit derivatives embedded in these securities have not been separated from their host contracts for separate fair value reporting; rather, the Company has elected to carry the entire security at fair value with any changes in fair value included in net realized investment gains and losses.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. In determining fair value, the Company uses various methods including market, income and cost approaches.

The Company categorizes its fair value measurements into a three-level hierarchy based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

14

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The Company categorizes assets and liabilities carried at fair value in the consolidated balance sheets as follows:

•
Level 1 – Unadjusted quoted prices accessible in active markets for identical assets or liabilities at the measurement date and mutual funds where the value per share (unit) is determined and published daily and is the basis for current transactions.

•
Level 2 – Unadjusted quoted prices for similar assets or liabilities in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. Primary inputs to this valuation technique may include comparative trades, bid/asks, interest rate movements, U.S. Treasury rates, London Interbank Offered Rate (“LIBOR”), prime rates, cash flows, maturity dates, call ability, estimated prepayments, and/or underlying collateral values.

•
Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.  Inputs reflect management’s best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Primary inputs to this valuation technique include broker quotes and comparative trades.

The Company reviews its fair value hierarchy classifications for assets and liabilities quarterly. Changes in observability of significant valuation inputs identified during these reviews may trigger reclassifications. Reclassifications are reported as transfers at the beginning of the period in which the change occurs.

Federal Income Taxes

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income or loss in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce a deferred tax asset to the amount expected to be realized. Interest expense and any associated penalties which relate to tax years still subject to review by the Internal Revenue Service (“IRS”) are recorded as income tax expense.

The Company provides for federal income taxes based on amounts the Company believes it will ultimately owe.  Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits.  In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to change the provision for federal income taxes recorded in the consolidated financial statements, which could be significant.

Tax reserves are reviewed regularly and are adjusted as events occur that management believes impact its liability for additional taxes, such as lapsing of applicable statutes of limitations, conclusion of tax audits or substantial agreement with taxing authorities on the deductibility/nondeductibility of uncertain items, additional exposure based on current calculations, identification of new issues, release of administrative guidance or rendering of a court decision affecting a particular tax issue.

NLIC files a separate consolidated federal income tax return, with its subsidiaries, and is eligible to join the NMIC consolidated tax return group in 2014.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of less than three months.

15

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Value of Business Acquired

As a result of the acquisition of Provident Mutual Life Insurance Company (“Provident”) in 2002 and the application of purchase accounting, the Company reports an intangible asset representing the fair value of the business in force and the portion of the purchase price that was allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts existing as of the closing date of the Provident acquisition.  The value assigned to VOBA was supported by an independent valuation study commissioned by the Company and executed by a team of qualified valuation experts, including actuarial consultants.

VOBA represents the actuarially-determined value of future cash flows for acquired insurance contracts. Expected future cash flows are determined based on projected future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, changes in reserves, operating expenses, investment income and other factors. Amortization of VOBA occurs with interest over the anticipated lives of the major lines of business to which it relates in relation to estimated gross profits, gross margins or premiums, as appropriate. VOBA is adjusted to reflect the impact of unrealized gains and losses on available-for-sale securities with the corresponding adjustment recorded in AOCI. This adjustment to VOBA represents the change in amortization that would have been required as a charge or credit to operations had such unrealized amounts been realized. In the event actual experience differs or assumptions are revised, an increase or decrease in VOBA amortization expense is recorded, which could be significant.

Goodwill

In connection with acquisitions of operating entities, the Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill.  Goodwill is not amortized, but is evaluated for impairment at the reporting unit level annually.  Goodwill of a reporting unit is tested for impairment on an interim basis, in addition to the annual evaluation if an event occurs or circumstances change which would more likely than not reduce the fair value of a reporting unit below its carrying amount. If a reporting unit’s fair value is less than its carrying value, the Company will perform an impairment evaluation. This evaluation utilizes an income approach to develop the implied fair value. An impairment is recognized on a reporting unit for the amount that the carrying value of its goodwill exceeds the implied fair value of its goodwill.

The process of evaluating goodwill for impairment requires several judgments and assumptions to be made to determine the fair value of the reporting units, including the method used to determine fair value, discount rates, expected levels of cash flows, revenues and earnings, and the selection of comparable companies used to develop market-based assumptions.  The Company performed its 2012 annual impairment test and determined that no impairment was required.

Closed Block

In connection with the sponsored demutualization of Provident prior to its acquisition by the Company, Provident established a closed block for the benefit of certain classes of individual participating policies that had a dividend scale payable in 2001.  Assets were allocated to the closed block in an amount that produces cash flows which, together with anticipated revenues from closed block business, is reasonably expected to be sufficient to provide for (1) payment of policy benefits, specified expenses and taxes, and (2) the continuation of dividends throughout the life of the Provident policies included in the closed block based upon the dividend scales payable for 2001, if the experience underlying such dividend scales continues.

Assets allocated to the closed block benefit only the holders of the policies included in the closed block and will not revert to the benefit of the Company.  No reallocation, transfer, borrowing or lending of assets can be made between the closed block and other portions of the Company’s general account, any of its separate accounts, or any affiliate of the Company without the approval of the Pennsylvania Insurance Department and Ohio Department of Insurance (“ODI”).  The closed block will remain in effect as long as any policy in the closed block is in force.

16

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

If, over time, the aggregate performance of the closed block assets and policies is better than was assumed in funding the closed block, dividends to policyholders will increase.  If, over time, the aggregate performance of the closed block assets and policies is less favorable than was assumed in the funding, dividends to policyholders could be reduced.  If the closed block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from the Company’s assets outside of the closed block, which are general account assets.

The assets and liabilities allocated to the closed block are recorded in the Company’s consolidated financial statements on the same basis as other similar assets and liabilities.  The carrying amount of closed block liabilities in excess of the carrying amount of closed block assets at the date Provident was acquired by the Company represents the maximum future earnings from the assets and liabilities designated to the closed block that can be recognized in income, for the benefit of stockholders, over the period the policies in the closed block remain in force.

If actual cumulative earnings exceed expected cumulative earnings, the expected earnings are recognized in income.  This is because the excess actual cumulative earnings over expected cumulative earnings, which represents undistributed accumulated earnings attributable to policyholders, is recorded as a policyholder dividend obligation.  Therefore, the excess will be paid to closed block policyholders as an additional policyholder dividend expense in the future unless it is otherwise offset by future performance of the closed block that is less favorable than originally expected.  If actual cumulative performance is less favorable than expected, actual earnings will be recognized in income.

The principal cash flow items that affect the amount of closed block assets and liabilities are premiums, net investment income, purchases and sales of investments, policyholder benefits, policyholder dividends, premium taxes and income taxes.  The principal income and expense items excluded from the closed block are management and maintenance expenses, commissions and net investment income and realized gains and losses on investments held outside of the closed block that support the closed block business, all of which enter into the determination of total gross margins of closed block policies for the purpose of the amortization of VOBA.  See Note 10 for further disclosure.

Separate Accounts

Separate account assets and liabilities represent contractholders’ funds that have been legally segregated into accounts with specific investment objectives.  In the separate account, investment income and gains and losses on investments accrue directly to, and investment risk is borne by, the contractholder.  Separate account assets are primarily comprised of public, privately registered and non-registered mutual funds. Separate account assets are recorded at fair value based on the methodology that would be applicable to the underlying assets.  The value of separate account liabilities is set to equal the fair value for separate account assets.

Participating Business

Participating business, which refers to policies that participate in profits through policyholder dividends, represented approximately 5% of the Company’s life insurance in force in 2012 (5% in 2011 and 2010), 40% of the number of life insurance policies in force in 2012 (42% in 2011 and 45% in 2010).  The provision for policyholder dividends was based on then current dividend scales and has been included in future policy benefits and claims in the consolidated balance sheets.

Change in Accounting Principle

In October 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-26, which amends FASB Accounting Standards Codification (“ASC”) 944, Financial Services – Insurance. The amended guidance modifies the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal insurance and investment contracts. Under the amended guidance, acquisition costs are to include only those costs that are directly related to the successful acquisition of new or renewal insurance and investment contracts. The methods and assumptions used to amortize and assess recoverability of DAC were not impacted as a result of adopting this guidance. The Company adopted this guidance retrospectively, effective January 1, 2012, which resulted in a reduction to total equity of $569 million, net of taxes, as of December 31, 2009.

17

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The Company adjusted the presentation of its consolidated financial statements and accompanying notes for all periods presented, to reflect the retrospective adoption of this change in accounting principle.

The following tables summarize the impact of the retrospective change in accounting principle on the consolidated statements of operations for the periods indicated:

Year ended December 31, 2011
(in millions)	As Originally Reported	As Adjusted	Effect of Change

Amortization of deferred policy acquisition costs	$ 76	$ 65	$ 11
Other expenses, net of deferrals	$ 620	$ 760	$ (140)
Federal income tax benefit	$ (382)	$ (427)	$ 45
Net loss attributable to Nationwide Life Insurance Company	$ (282)	$ (366)	$ (84)

Year ended December 31, 2010
(in millions)	As Originally Reported	As Adjusted	Effect of Change

Amortization of deferred policy acquisition costs	$ 396	$ 299	$ 97
Other expenses, net of deferrals	$ 592	$ 722	$ (130)
Federal income tax expense	$ 24	$ 12	$ 12
Net income attributable to Nationwide Life Insurance Company	$ 240	$ 219	$ (21)

The following table summarizes the impact of the retrospective change in accounting principle on the consolidated balance sheet as of the date indicated:

December 31, 2011
(in millions)	As Originally Reported	As Adjusted	Effect of Change

Deferred policy acquisition costs	$ 4,425	$ 3,487	$ (938)
Other assets1	$ 4,348	$ 4,590	$ 242
Other liabilities1	$ 4,316	$ 4,230	$ (86)
Retained earnings	$ 3,459	$ 2,789	$ (670)
Accumulated other comprehensive income2	$ 626	$ 686	$ 60

______________
1	Change relates to the Company’s net deferred tax liability position moving to a net deferred tax asset on the consolidated balance sheets.
2	Represents the adjustments to DAC related to unrealized gains and losses on securities available-for-sale.

Subsequent Events

The Company evaluated subsequent events through March 1, 2013, the date the consolidated financial statements were issued.

(3)	Recently Issued Accounting Standards

Adopted Accounting Standards

On January 1, 2012, the Company adopted ASU 2011-04, which amends existing guidance in ASC 820, Fair Value Measurements and Disclosures. The guidance in this ASU clarifies existing fair value measurement guidance and expands disclosures primarily related to Level 3 fair value measurements.  The adoption of this guidance resulted in increased disclosures only and had no impact on the Company’s consolidated financial statements.

18

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

On January 1, 2012, the Company adopted ASU 2011-05, which amends existing guidance in ASC 220, Comprehensive Income. The amended guidance requires reporting entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. The Company elected two separate but consecutive statements of operations and comprehensive income and adopted ASU 2011-05 retrospectively.

On December 31, 2010, the Company adopted new disclosure requirements regarding the credit quality of its financing receivables (e.g., commercial mortgage loans) and the related allowance for credit losses within ASU 2010-20, which amends FASB ASC 310, Receivables. The adoption of this guidance resulted in increased disclosures only and had no impact on the Company's consolidated financial statements.

On January 1, 2010, the Company adopted ASU 2010-06, except for the new disclosure providing disaggregated information related to the activity in Level 3 fair value measurements, which the Company adopted effective January 1, 2011.

On July 1, 2010, the Company adopted ASU 2010-11, which clarifies the guidance and application of the scope exception for embedded credit derivatives contained within FASB ASC 815-15, Embedded Derivatives. This scope exception allows for embedded credit derivative features related only to the transfer of credit risk in the form of subordination of one financial instrument to another to not be subject to potential bifurcation and separate accounting.  The guidance also allowed companies to irrevocably elect to apply the fair value option to any investment in a beneficial interest in securitized financial assets.  The Company recorded an impact of adoption of $9 million, net of taxes, as a decrease to retained earnings with a corresponding increase to accumulated other comprehensive income on the consolidated statements of equity.

On January 1, 2010, the Company adopted guidance under FASB ASC 810, Consolidation, resulting in an increase to noncontrolling interest of $46 million on the consolidated statements of equity.  This guidance changes the consolidation guidance applicable to a VIE.  It also amends the guidance governing the determination of whether an entity is the VIE’s primary beneficiary (the reporting entity that must consolidate the VIE) by requiring a qualitative analysis rather than a quantitative analysis.

Pending Accounting Standards

In December 2011, the FASB issued ASU 2011-11, which expands the disclosure requirements within ASC 210-10, Balance Sheet – Offsetting.  The new disclosures require improved information about certain financial instruments and derivatives that are either offset in accordance with GAAP or subject to enforceable master offsetting arrangements irrespective of GAAP.  In January 2013, the FASB issued ASU 2013-01, which clarifies the scope of these disclosures. The Company will adopt both ASUs retrospectively for interim and annual periods beginning January 1, 2013.  The adoption of this guidance will result in increased disclosures only and will have no impact on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which amends FASB ASC 220, Comprehensive Income.  The amended guidance requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by significant component.  For significant amounts reclassified into net income in their entirety in the same reporting period, the amended guidance also requires entities to present or disclose the effect of these reclassifications on line items of net income.  The amendments are effective prospectively for the Company’s annual and interim periods beginning January 1, 2013.  The adoption of this guidance will result in increased disclosure and may impact the presentation of the Company’s consolidated financial statements.

19

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(4)	Certain Long-Duration Contracts

Variable Annuity Contracts

The Company issues variable annuity contracts through its separate accounts. Contractholder assets are invested in general and separate account investment options as directed by the contractholder.  The Company also provides various forms of guarantees to benefit the related contractholders.  The Company provides five primary guarantee types:  (1) GMDB; (2) GMIB; (3) GMAB; (4) GLWB; and (5) a hybrid guarantee with GMAB and GLWB.

The GMDB, offered on every variable annuity contract, provides a specified minimum return upon death.  Many of these death benefits are spousal, whereby a death benefit will be paid upon death of the first spouse.  The survivor has the option to terminate the contract or continue it by having the death benefit paid into the contract and having a second death benefit paid upon the survivor’s death.

The GMAB, which was offered in the Company’s Capital Preservation Plus product, is a living benefit that provides the contractholder with a guaranteed return of deposits, adjusted proportionately for withdrawals, after a specified time period (5, 7 or 10 years) selected by the contractholder at the issuance of the variable annuity contract.  In some cases, the contractholder also has the option, after a specified time period, to drop the guarantee and continue the variable annuity contract without the GMAB.  In general, the GMAB requires a minimum allocation to guaranteed term options or adherence to limitations required by an approved asset allocation strategy.

The GLWB, offered in the Company’s Lifetime Income product, is a living benefit that provides for enhanced retirement income security without the liquidity loss associated with annuitization.  The withdrawal rates vary based on the age when withdrawals begin and are applied to a benefit base to determine the guaranteed lifetime income amount available to a contractholder.  The benefit base is equal to the variable annuity premium at contract issuance and may increase as a result of a feature driven by account performance and policy duration.  Lifetime Income is the only living benefit guarantee offered on new variable annuity contract sales.

The GMIB, which was offered with several variable annuity contracts, is a living benefit that provides the contractholder with a guaranteed annuitization stream of income.

The following table summarizes information regarding variable annuity contracts with guarantees invested in general and separate accounts, as of the dates indicated (a contract may contain multiple guarantees):

	December 31, 2012				December 31, 2011

	General	Separate	Net		General	Separate	Net
	account	account	amount	Average	account	account	amount	Average
(in millions)	value	value	at risk1	age2	value	value	at risk1	age2

GMDB:
Return of net deposits	$ 836	$14,963	$ 24	64	$ 999	$ 11,749	$ 175	63
Minimum return or anniversary contract value	2,048	29,787	561	68	2,233	28,754	1,882	67
Total GMDB	$ 2,884	$44,750	$ 585	66	$ 3,232	$ 40,503	$ 2,057	66

GMAB Return of net deposits	$ 165	$ 3,230	$ 12	64	$ 342	$ 4,138	$ 149	65
GLWB Minimum return or anniversary contract value	$ 128	$22,031	$ 613	65	$ 380	$ 17,533	$ 573	65
GMIB Minimum return or anniversary contract value	$ 49	$ 514	$ 1	65	$ 50	$ 556	$ 1	65

1	Net amount at risk is calculated on a policy-level basis and equals the respective guaranteed benefit less the account value (or zero if the account value exceeds the guaranteed benefit).
2	Represents the weighted average attained age of contractholders.

20

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes the reserve balances for variable annuity contracts with guarantees, as of the dates indicated:

	December 31,	December 31,
(in millions)	2012	2011

GLWB	$ 600	$ 1,624
GMAB	$ 57	$ 218
GMDB	$ 65	$ 80
GMIB	$ 2	$ 3

Paid claims for GMDBs were $30 million and $40 million for the years ended December 31, 2012 and 2011, respectively.

Paid claims for GLWBs, GMABs and GMIBs were immaterial for the years ended December 31, 2012 and 2011.

The following table summarizes account balances of deferred variable annuity contracts with guarantees invested in separate accounts, as of the dates indicated:

	December 31,	December 31,
(in millions)	2012	2011

Mutual funds:
Bond	$ 5,634	$ 5,117
Domestic equity	35,277	31,618
International equity	2,614	2,447
Total mutual funds	$ 43,525	$ 39,182
Money market funds	1,225	1,321
Total1	$ 44,750	$ 40,503

1
Excludes $26.7 billion and $24.7 billion as of December 31, 2012 and 2011, respectively, of separate account assets not related to deferred variable annuity contracts with guarantees and are primarily attributable to retirement plan, variable universal life and COLI products.

The Company did not transfer any assets from the general account to the separate account to cover guarantees for any of its variable annuity contracts during the years ended December 31, 2012 and 2011.

Universal and Variable Universal Life Insurance Contracts

The Company offers certain universal life and variable universal life insurance products with secondary guarantees.  This no- lapse guarantee provides that a policy will not lapse so long as the policyholder makes minimum premium payments.   The reserve balances on these guarantees were $216 million and $162 million as of December 31, 2012 and 2011, respectively.  Paid claims on contracts maintained in force by these guarantees were immaterial for the years ended December 31, 2012 and 2011.

21

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes information regarding universal and variable universal life insurance contracts with no-lapse guarantees invested in general and separate accounts, as of the dates indicated:

(in millions)	General account value	Separate account value	Adjusted insurance in force1	Average age2

December 31, 2012	$ 992	$ 328	$ 12,321	56
December 31, 2011	$ 843	$ 311	$ 9,777	58

1
The adjusted insurance in force is calculated on a policy-level basis and equals the respective guaranteed death benefit less the account value (or zero if the account value exceeds the guaranteed benefit).

2	Represents the weighted average attained age of contractholders.

(5)	Deferred Policy Acquisition Costs and Value of Business Acquired

Deferred Policy Acquisition Costs

The following table summarizes changes in the DAC balance, for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	20111	20101

Balance at beginning of year	$ 3,487	$ 3,125	$ 3,107
Capitalization of DAC	470	604	501
Amortization of DAC, excluding unlocks	(525)	(200)	(290)
Amortization of DAC related to unlocks	(50)	135	(9)
Adjustments to DAC related to unrealized gains and losses on securities available-for-sale
	(133)	(177)	(184)
Balance at end of year	$ 3,249	$ 3,487	$ 3,125

1	The balances reflect a change in accounting principle, as described in Note 2.

During 2012, the Company incurred additional DAC amortization of $50 million related to the financial services operations as a result of the annual comprehensive review of model assumptions, as well as a deviation from equity market performance as compared to assumed net separate account returns.  The updated assumptions were primarily related to actual gross profits and the in force block of business deviating from expectations, renewal premiums, general account margins and lapses.

During 2011, the Company recognized a reduction in DAC amortization of $135 million related to the financial services operations as a result of the annual comprehensive review of model assumptions. The updated assumptions related to interest spread, mortality, maintenance expense and market performance assumptions. The 2011 reduction in DAC amortization reflects the impact of the retrospective change in accounting principle described in Note 2.

22

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Value of Business Acquired

The following table summarizes changes in the VOBA balance for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	2011	2010

Balance at beginning of year	$ 238	$ 259	$ 277
Amortization of VOBA, excluding unlocks	(22)	(29)	(33)
Amortization of VOBA related to unlocks	8	16	13
Net realized gains on investments	2	2	1
Adjustments to VOBA related to unrealized gains and losses on securities
available-for-sale	(2)	(10)	1
Balance at end of year	$ 224	$ 238	$ 259

Interest on the unamortized VOBA balance (at interest rates ranging from 4.50% to 7.56%) is included in amortization and was $16 million, $17 million and $18 million during the years ended December 31, 2012, 2011 and 2010, respectively. Additionally, the VOBA gross carrying amount was $583 million and $585 million and accumulated amortization was $359 million and $347 million as of December 31, 2012 and 2011, respectively. The initial useful life related to the VOBA balances is 28 years.

Based on current assumptions, which are subject to change, the following table summarizes estimated amortization of VOBA for the next five years ended December 31:

(in millions)	VOBA

2013	$ 20
2014	$ 16
2015	$ 15
2016	$ 14
2017	$ 13

23

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(6)	Investments

Available-for-Sale Securities

The following table summarizes amortized cost, gross unrealized gains and losses and fair value of available-for-sale securities, as of the dates indicated:

		Gross	Gross
	Amortized	unrealized	unrealized	Fair
(in millions)	cost	gains	losses	value

December 31, 2012
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 476	$ 121	$ -	$ 597
Obligations of states and political subdivisions	1,722	281	1	2,002
Debt securities issued by foreign governments	98	20	-	118
Corporate public securities	16,152	1,891	33	18,010
Corporate private securities	4,216	392	19	4,589
Residential mortgage-backed securities	4,506	267	106	4,667
Commercial mortgage-backed securities	1,219	133	15	1,337
Collateralized debt obligations	393	28	86	335
Other asset-backed securities	140	17	1	156
Total fixed maturity securities	$ 28,922	$ 3,150	$ 261	$ 31,811
Equity securities	15	5	-	20
Total available-for-sale securities	$ 28,937	$ 3,155	$ 261	$ 31,831

December 31, 2011
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 506	$ 124	$ -	$ 630
Obligations of states and political subdivisions	1,501	177	-	1,678
Debt securities issued by foreign governments	102	18	-	120
Corporate public securities	14,132	1,336	111	15,357
Corporate private securities	3,998	327	27	4,298
Residential mortgage-backed securities	5,280	255	311	5,224
Commercial mortgage-backed securities	1,347	64	32	1,379
Collateralized debt obligations	410	17	125	302
Other asset-backed securities	201	16	4	213
Total fixed maturity securities	$ 27,477	$ 2,334	$ 610	$ 29,201
Equity securities	19	2	1	20
Total available-for-sale securities	$ 27,496	$ 2,336	$ 611	$ 29,221

The fair value of the Company’s investments may fluctuate significantly in response to changes in interest rates, investment quality ratings and credit spreads.  The Company has the ability and intent to hold equity securities until recovery.  The Company does not have the intent to sell, nor is it more likely than not it will be required to sell debt securities in an unrealized loss position.  Investment losses, however, may be realized to the extent liquidity needs require the disposition of securities in unfavorable interest rate, liquidity or credit spread environments.

24

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes the amortized cost and fair value of fixed maturity securities, by maturity, as of December 31, 2012.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without early redemption penalties.

	Amortized	Fair
(in millions)	cost	value
Fixed maturity securities:
Due in one year or less	$ 1,394	$ 1,433
Due after one year through five years	7,316	7,993
Due after five years through ten years	8,295	9,283
Due after ten years	5,659	6,607
Subtotal	$ 22,664	$ 25,316
Residential mortgage-backed securities	4,506	4,667
Commercial mortgage-backed securities	1,219	1,337
Collateralized debt obligations	393	335
Other asset-backed securities	140	156
Total fixed maturity securities	$ 28,922	$ 31,811

The following table summarizes components of net unrealized gains and losses, as of the dates indicated:

	December 31,	December 31,
(in millions)	2012	2011

Net unrealized gains on available-for-sale securities, before adjustments, taxes and fair value hedging	$ 2,894	$ 1,725
Change in fair value attributable to fixed maturity securities designated in fair value
hedging relationships	(4)	(8)
Net unrealized gains on available-for-sale securities, before adjustments and taxes	$ 2,890	$ 1,717
Adjustment to DAC and VOBA1	(482)	(347)
Adjustment to future policy benefits and claims	(295)	(183)
Adjustment to policyholder dividend obligation	(177)	(132)
Deferred federal income tax expense	(672)	(362)
Net unrealized gains on available-for-sale securities	$ 1,264	$ 693

1	The 2011 balance reflects a change in accounting principle, as described in Note 2.

25

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes the change in net unrealized gains and losses reported in accumulated other comprehensive income, for the years ended:

	December 31,	December 31,
(in millions)	2012	2011
Balance at beginning of year	$ 693	$ 376
Unrealized gains and losses arising during the period:
Net unrealized gains on available-for-sale securities before adjustments	990	896
Non-credit impairments and subsequent changes in fair value of those debt securities1	178	(11)
Net adjustments to DAC and VOBA2	(135)	(187)
Net adjustment to future policy benefits and claims	(112)	(210)
Net adjustment to policyholder dividend obligation	(45)	(42)
Related federal income tax expense	(308)	(147)
Change in unrealized gains on available-for-sale securities	$ 568	$ 299
Reclassification adjustment for net losses realized on available-for-sale securities, net of tax benefit ($2 and $10 as of December 31, 2012 and 2011, respectively)	(3)	(18)
Change in net unrealized gains on available-for-sale securities	$ 571	$ 317
Balance at end of year	$ 1,264	$ 693

1	The non-credit portion of other-than-temporary impairments was $(48) million and $(226) million as of December 31, 2012 and 2011, respectively.
2	The 2011 balance reflects a change in accounting principle, as described in Note 2.

The following table summarizes available-for-sale securities, by asset class, in a gross unrealized loss position based on the amount of time each type of security has been in an unrealized loss position, as well as the related fair value and number of securities, as of the dates indicated:

	Less than or equal to one year			More than one year			Total
		Gross	Number		Gross	Number		Gross	Number
	Fair	unrealized	of	Fair	unrealized	of	Fair	unrealized	of
(in millions, except number of securities)	value	losses	securities	value	losses	securities	value	losses	securities

December 31, 2012
Fixed maturity securities:
Corporate public securities	$ 710	$ 11	68	$ 150	$ 22	10	$ 860	$ 33	78
Residential mortgage-backed securities	89	2	12	1,029	104	190	1,118	106	202
Collateralized debt obligations	27	1	5	151	85	36	178	86	41
Other asset-backed securities	326	4	23	296	32	46	622	36	69
Total	$ 1,152	$ 18	108	$ 1,626	$ 243	282	$ 2,778	$ 261	390

December 31, 2011
Fixed maturity securities:
Corporate public securities	$ 1,460	$ 62	150	$ 309	$ 49	54	$ 1,769	$ 111	204
Residential mortgage-backed securities	278	9	52	1,339	302	240	1,617	311	292
Collateralized debt obligations	78	2	10	137	123	39	215	125	49
Other asset-backed securities	501	15	54	357	48	53	858	63	107
Total fixed maturity securities	$ 2,317	$ 88	266	$ 2,142	$ 522	386	$ 4,459	$ 610	652
Equity securities	7	1	10	-	-	31	7	1	41
Total	$ 2,324	$ 89	276	$ 2,142	$ 522	417	$ 4,466	$ 611	693

26

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes gross unrealized losses based on the ratio of fair value to amortized cost, for available-for-sale securities in an unrealized loss position, as of the dates indicated:

	December 31, 2012			December 31, 2011
	Less	More		Less	More
	than or	than		than or	than
	equal to	one		equal to	one
(in millions)	one year	year	Total	one year	year	Total

99.9% - 80.0%	$ 18	$ 85	$ 103	$ 83	$ 158	$ 241
Less than 80.0%
Residential mortgage-backed securities	-	50	50	-	191	191
Collateralized debt obligations	-	72	72	1	121	122
Other	-	36	36	5	52	57
Total	$ 18	$ 243	$ 261	$ 89	$ 522	$ 611

Residential mortgage-backed securities are assessed for impairment using default estimates based on loan level data, where available. Where loan level data is not available, a proxy based on collateral characteristics is used. The impairment assessment considers loss severity as a function of multiple factors, including unpaid balance, interest rate, mortgage insurance ratios, assessed property value at origination, change in property value, loan-to-value (“LTV”) ratio at origination and prepayment speeds. Cash flows generated by the collateral are then utilized, along with consideration for the issue’s position in the overall structure, to determine cash flows associated with the security.

Collateralized debt obligations are assessed for impairment using expected cash flows based on various inputs including default estimates based on the underlying corporate securities, historical and forecasted loss severities or other market inputs when recovery estimates are not feasible. When the collateral is regional bank and insurance company trust preferred securities, default estimates used to estimate cash flows are based on U.S. Bank Rating service data and broker research.

The Company believes the unrealized losses on these available-for-sale securities do not represent other-than-temporary impairments as the Company does not intend to sell the securities, it is not more likely than not that the Company will be required to sell the securities before recovery of their amortized cost basis or the present value of estimated cash flows is equal to or greater than the amortized cost basis of the securities.  These unrealized losses represent temporary fluctuations in non-credit factors that are not indicative of other-than-temporary impairment.

27

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Mortgage Loans, Net of Allowance

The following table summarizes the amortized cost of mortgage loans by method of evaluation for credit loss, and the related valuation allowances by type of credit loss, as of the dates indicated:

	December 31,	December 31,
(in millions)	2012	2011
Amortized cost:
Loans with non-specific reserves	$ 5,820	$ 5,672
Loans with specific reserves	51	136
Total amortized cost	$ 5,871	$ 5,808
Valuation allowance:
Non-specific reserves	$ 33	$ 33
Specific reserves	11	27
Total valuation allowance	$ 44	$ 60
Mortgage loans, net of allowance	$ 5,827	$ 5,748

The following table summarizes activity in the valuation allowance for mortgage loans, for the years ended:

	December 31,	December 31,
(in millions)	2012	2011
Balance at beginning of year	$ 60	$ 96
Current period provision	1	25
Recoveries1	(15)	(7)
Charge offs and other	(2)	(54)
Balance at end of year	$ 44	$ 60
__________

1	Includes recoveries on sales and increases in the valuations of loans with specific reserves.

The following table summarizes impaired mortgage loans by class, for the years ended:

(in millions)	Office	Warehouse	Retail	Apartment	Other	Total
December 31, 2012
Amortized cost	$ 13	$ 26	$ 12	$ -	$ -	$ 51
Specific reserves	(2)	(7)	(2)	-	-	$ (11)
Carrying value of impaired mortgage loans, net of allowance	$ 11	$ 19	$ 10	$ -	$ -	$ 40

December 31, 2011
Amortized cost	$ 8	$ 31	$ 20	$ -	$ 77	$ 136
Specific reserves	(1)	(9)	(8)	-	(9)	(27)
Carrying value of impaired mortgage loans, net of allowance	$ 7	$ 22	$ 12	$ -	$ 68	$ 109

28

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes average recorded investment and interest income recognized for impaired mortgage loans by class, for the years ended:

(in millions)	Office	Warehouse	Retail	Apartment	Other	Total
December 31, 2012
Average recorded investment	$ 9	$ 20	$ 11	$ -	$ 34	$ 74
Interest income recognized	$ 1	$ 2	$ 1	$ -	$ 6	$ 10

December 31, 2011
Average recorded investment	$ 7	$ 33	$ 23	$ 10	$ 91	$ 164
Interest income recognized	$ 1	$ 5	$ 3	$ -	$ 8	$ 17

As of December 31, 2012 and 2011, the Company’s mortgage loans classified as delinquent and/or in non-accrual status were immaterial in relation to the total mortgage loan portfolio.  The Company had no mortgage loans 90 days or more past due and still accruing interest.

Management evaluates the credit quality of individual mortgage loans and the portfolio as a whole through a number of loan quality measurements, including, but not limited to, LTV and debt service coverage (“DSC”) ratios. The LTV ratio is calculated as a ratio of the amortized cost of a loan to the estimated value of the underlying collateral. DSC is the amount of cash flow generated by the underlying collateral of the mortgage loan available to meet periodic interest and principal payments of the loan. This process identifies mortgage loans representing the lowest risk profile and lowest potential for loss and those representing the highest risk profile and highest potential for loss. These factors are updated and evaluated at least annually.

The following table summarizes the LTV ratio and DSC ratios of the mortgage loan portfolio, as of the dates indicated:

	LTV ratio				DSC ratio
(in millions)	Less than 80%	80% - less than 90%	90% or greater	Total	Greater than 1.10	1.00-1.10	Less than 1.00	Total
December 31, 2012:
Apartment	$ 1,119	$ 129	$ 62	$ 1,310	$ 1,303	$ 5	$ 2	$ 1,310
Warehouse	922	76	162	1,160	951	121	88	1,160
Office	776	55	42	873	783	16	74	873
Retail	1,940	250	86	2,276	2,139	92	45	2,276
Other	189	57	6	252	252	-	-	252
Total	$ 4,946	$ 567	$ 358	$ 5,871	$ 5,428	$ 234	$ 209	$ 5,871
Weighted-average DSC ratio	1.74	1.27	1.07	1.65	n/a	n/a	n/a	n/a
Weighted-average LTV ratio	n/a	n/a	n/a	n/a	66%	76%	96%	68%

December 31, 2011:
Apartment	$ 805	$ 245	$ 89	$ 1,139	$ 1,112	$ 23	$ 4	$ 1,139
Warehouse	1,015	123	149	1,287	1,153	53	81	1,287
Office	595	104	76	775	656	69	50	775
Retail	1,878	220	147	2,245	2,074	104	67	2,245
Other	172	63	127	362	284	11	67	362
Total	$ 4,465	$ 755	$ 588	$ 5,808	$ 5,279	$ 260	$ 269	$ 5,808
Weighted-average DSC ratio	1.77	1.29	1.15	1.64	n/a	n/a	n/a	n/a
Weighted-average LTV ratio	n/a	n/a	n/a	n/a	68%	81%	89%	69%

While the loan quality measurements contribute to management’s assessment of relative credit risk in the mortgage loan portfolio for the dates indicated based on underwriting criteria and ongoing assessment of the properties’ performance, management believes the amounts, net of valuation allowance, are collectible.

29

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Securities Lending

The fair value of loaned securities was $130 million and $103 million as of December 31, 2012 and 2011, respectively.  The Company received $133 million and $105 million of cash collateral on securities lending as of December 31, 2012 and 2011, respectively. The Company did not receive any non-cash collateral on securities lending as of the balance sheet dates.

Assets on Deposit and Pledged as Collateral

Available-for-sale securities with a carrying value of $9 million and $8 million were on deposit with various regulatory agencies as required by law as of December 31, 2012 and 2011, respectively. Additionally, available-for-sale securities with a carrying value of $73 million were pledged as collateral to secure recoveries under reinsurance contracts and other financing agreements as of December 31, 2012. The Company had no amount pledged as collateral as of December 31, 2011. These securities primarily are included in fixed maturity securities in the consolidated balance sheets.

Tax Credit Funds

The Company has sold $859 million and $796 million in Tax Credit Funds to unrelated third parties as of December 31, 2012 and 2011, respectively.  The Company has guaranteed cumulative after-tax yields to the third party investors ranging from 1.00% to 7.75% through periods ending in 2027.  The Company held immaterial reserves on these transactions as of December 31, 2012 and 2011.  These guarantees are in effect for periods of approximately 15 years each.  The Tax Credit Funds provide a stream of tax benefits to the investors that will generate a yield and return of capital.  If the tax benefits are not sufficient to provide these cumulative after-tax yields, the Company must fund any shortfall.  The maximum amount of undiscounted future payments that the Company could be required to pay the investors under the terms of the guarantees is $288 million.  The Company’s risks are mitigated in the following ways: (1) the Company has the right to buyout the equity related to the guarantee under certain circumstances, (2) the Company may replace underperforming properties to mitigate exposure to guarantee payments and (3) the Company oversees the asset management of the deals. The Company does not anticipate making any material payments related to the guarantees.

Consolidated VIEs

The Company has relationships with VIEs where the Company is the primary beneficiary.  Net assets of all consolidated VIEs totaled $347 million and $345 million as of December 31, 2012 and 2011, respectively, which was composed primarily of other long-term investments of $348 million and $310 million as of December 31, 2012 and 2011, respectively.  The Company’s general credit is not exposed to the creditors or beneficial interest holders of these consolidated VIEs.

During 2010, two Tax Credit Funds were consolidated as a result of the adoption of guidance under FASB ASC 810, Consolidation.  Previously, the Company was not deemed the primary beneficiary.  As the managing member of the Tax Credit funds, the Company has the power to direct the activities that most significantly impact the economic power of the entities and consolidated the funds.  The impact of consolidation was an increase to noncontrolling interest of $46 million.

Unconsolidated VIEs

In addition to the consolidated VIEs described above, the Company holds investments in VIEs where the Company is not the primary beneficiary, which are primarily investments in Tax Credit Funds without guarantees to limited partners. The carrying value of these investments was $222 million and $220 million as of December 31, 2012 and 2011, respectively. In addition, the Company has made commitments for further investments in these VIEs of $66 million and $131 million as of December 31, 2012 and 2011, respectively.

30

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Net Investment Income

The following table summarizes net investment income by investment type, for the years ended:
	December 31,	December 31,	December 31,
(in millions)	2012	2011	2010

Fixed maturity securities, available-for-sale	$ 1,506	$ 1,502	$ 1,474
Mortgage loans	366	370	396
Policy loans	53	56	55
Other	(45)	(34)	(41)
Gross investment income	$ 1,880	$ 1,894	$ 1,884
Investment expenses	55	50	59
Net investment income	$ 1,825	$ 1,844	$ 1,825

Net Realized Investment Gains and Losses

The following table summarizes net realized investment gains and losses, by source, for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	2011	2010

Net derivative gains (losses)	$ 314	$ (1,636)	$ (385)
Realized gains on sales	48	64	176
Realized losses on sales	(23)	(45)	(43)
Other	11	8	16
Net realized investment gains (losses)	$ 350	$ (1,609)	$ (236)

Proceeds from the sale of available-for-sale securities were $796 million, $1.6 billion and $2.2 billion during the years ended December 31, 2012, 2011 and 2010, respectively.  Gross gains of $47 million, $50 million and $172 million and gross losses of $20 million, $39 million and $17 million were realized on sales of available-for-sale securities during the years ended December 31, 2012, 2011 and 2010, respectively.

31

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Other-Than-Temporary Impairment Losses

The following table summarizes other-than-temporary impairments, for the years ended:

		Included in other comprehensive income
(in millions)	Total		Net
December 31, 2012
Fixed maturity securities	$ 68	$ (36)	$ 32
Mortgage loans	(14)	-	(14)
Other	13	-	13
Other-than-temporary impairment losses	$ 67	$ (36)	$ 31

December 31, 2011
Fixed maturity securities	$ 135	$ (95)	$ 40
Mortgage loans	25	-	25
Other	2	-	2
Other-than-temporary impairment losses	$ 162	$ (95)	$ 67

December 31, 2010
Fixed maturity securities	$ 330	$ (174)	$ 156
Equity securities	5	-	5
Mortgage loans	59	-	59
Other-than-temporary impairment losses	$ 394	$ (174)	$ 220

The following table summarizes cumulative credit losses, for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	2011	2010

Cumulative credit loss at beginning of year1	$ 328	$ 340	$ 417
New credit losses	18	8	31
Incremental credit losses	10	29	116
Losses related to securities included in the beginning balance sold or paid down during the period	(67)	(49)	(202)
Losses related to securities included in the beginning balance for which there was a change in intent	-	-	(22)
Cumulative credit loss at end of year1	$ 289	$ 328	$ 340

__________

1
Cumulative credit losses are defined as the amounts related to the Company's credit portion of the other-than-temporary impairment losses on debt securities that the Company does not intend to sell and it is not more likely than not the Company will be required to sell the security prior to recovery of the amortized cost basis.

32

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(7)	Derivative Instruments

The Company is exposed to certain risks related to its ongoing business operations which are managed using derivative instruments.

Interest rate risk management.  The Company uses interest rate contracts, primarily interest rate swaps, to reduce or alter interest rate exposure arising from mismatches between assets and liabilities. In the case of interest rate swaps, the Company enters into a contractual agreement with a counterparty to exchange, at specified intervals, the difference between fixed and variable rates of interest, calculated on a reference notional amount.

Interest rate swaps are used by the Company in association with fixed and variable rate investments to achieve cash flow streams that support certain financial obligations of the Company and to produce desired investment returns. As such, interest rate swaps are generally used to convert fixed rate cash flow streams to variable rate cash flow streams or vice versa. The Company also enters into interest rate swap transactions which are structured to provide a hedge against the negative impact of higher interest rates on the Company’s capital position.

Equity market and interest rate risk management.  The Company has a variety of variable annuity products with guaranteed benefit features. These products and related obligations expose the Company to various market risks, primarily equity and interest rate risk. Adverse changes in the equity markets or interest rate movements expose the Company to significant volatility. To mitigate these risks and hedge the guaranteed benefit obligations, the Company enters into a variety of derivatives including interest rate swaps, equity index futures, options and total return swaps.

Foreign currency risk management.  As part of its regular investing activities, the Company may purchase foreign currency denominated investments. These investments and the associated income expose the Company to volatility associated with movements in foreign exchange rates. To mitigate this risk, the Company uses cross-currency swaps and futures. As foreign exchange rates change, the increase or decrease in the cash flows of the derivative instrument generally offsets the changes in the functional-currency equivalent cash flows of the hedged item.

Credit risk management.  The Company enters into credit derivative contracts, primarily credit default swaps, under which the Company buys and sells credit default protection on specific corporate creditors. These derivatives allow the Company to manage or modify its credit risk profile in general or its credit exposure to specific creditors.

Derivatives Qualifying for Hedge Accounting

The Company uses derivative instruments that are designated and qualify as fair value hedges in various financial transactions as follows:

•	interest rate swaps are used to hedge certain fixed rate investments such as mortgage loans and certain fixed maturity securities and

•	cross-currency swaps are used to hedge foreign currency-denominated fixed maturity securities.

The Company uses derivative instruments that are designated and qualify as cash flow hedges in various financial transactions as follows:

•	interest rate swaps are used to hedge cash flows from variable rate investments such as mortgage loans and certain fixed maturity securities and to hedge payments of certain liabilities and

•	cross-currency swaps are used to hedge interest payments and principal payments on foreign currency-denominated financial instruments.

33

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
Derivatives Not Qualifying for Hedge Accounting

The Company uses derivatives not qualifying for hedge accounting in various financial transactions as follows:

•	futures, options, interest rate swaps and total return swaps are used to economically hedge certain guaranteed benefit obligations included in variable annuity products,

•	interest rate swaps, futures and options are used to economically hedge portfolio duration and other interest rate risks to which the Company is exposed,

•	cross-currency swaps and futures are used to economically hedge foreign currency-denominated assets and liabilities and

•	credit default swaps are used to either buy or sell credit protection on a specific creditor.

Credit Risk Associated with Derivatives Transactions

The Company periodically evaluates the risks within the derivative portfolios due to credit exposure.  When evaluating this risk, the Company considers several factors which include, but are not limited to, the counterparty credit risk associated with derivative receivables, the Company’s own credit as it relates to derivative payables, the collateral thresholds associated with each counterparty and changes in relevant market data in order to gain insight into the probability of default by the counterparty. In addition, the impact the Company’s exposure to credit risk could have on the effectiveness of the Company’s hedging relationships is considered.  As of December 31, 2012 and 2011, the impact of the exposure to credit risk on the fair value measurement of derivatives and the effectiveness of the Company’s hedging relationships was immaterial.

The following table summarizes the fair value and related notional amounts of derivative instruments, as of the dates indicated:

	Derivative assets		Derivative liabilities
(in millions)	Fair value	Notional	Fair value	Notional

December 31, 2012
Derivatives designated and qualifying as hedging instruments	$ 4	$ 79	$ 21	$ 192
Derivatives not designated as hedging instruments:
Interest rate contracts	$ 1,960	$ 21,216	$ 2,065	$ 23,746
Equity contracts	822	7,445	-	-
Total Return Swaps	4	1,513	32	1,551
Other derivative contracts	-	10	5	17
Total derivative positions1	$ 2,790	$ 30,263	$ 2,123	$ 25,506

December 31, 2011
Derivatives designated and qualifying as hedging instruments	$ 11	$ 145	$ 29	$ 310
Derivatives not designated as hedging instruments:
Interest rate contracts	$ 2,182	$ 21,732	$ 2,142	$ 20,955
Equity contracts	1,004	7,162	-	-
Total Return Swaps	10	892	37	2,409
Other derivative contracts	1	13	7	17
Total derivative positions1	$ 3,208	$ 29,944	$ 2,215	$ 23,691

_________
1 Derivative assets and liabilities are included in other assets and other liabilities, respectively, in the consolidated balance sheets.

34

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The Company’s derivative positions, primarily offset by master netting agreements and collateral received from or posted with counterparties, resulted in immaterial net uncollateralized derivative asset and liability positions as of December 31, 2012 and 2011. As of December 31, 2012 and 2011, the Company held cash collateral from derivative counterparties of $798 million and $1.0 billion, respectively. The Company did not hold securities as off-balance sheet collateral as of December 31, 2012 and 2011. As of December 31, 2012 and 2011, the Company had posted cash collateral of $228 million and $223 million, respectively, and pledged securities with a fair value of $148 million and $152 million, respectively, with derivative counterparties.

The fair value of embedded derivatives on life and annuity programs was $748 million and $1.9 billion as of December 31, 2012 and 2011, respectively, which is included in future policy benefits and claims in the consolidated balance sheets.

The following table summarizes gains and losses for derivative instruments recognized in net realized investment gains and losses in the consolidated statements of operations, for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	2011	2010
Derivatives designated and qualifying as hedging instruments	$ (1)	$ (4)	$ (9)
Derivatives not designated as hedging instruments:
Interest rate contracts	$ (125)	$ (44)	$ (39)
Equity contracts	(665)	(45)	(389)
Total return swaps	(343)	(17)	(136)
Other derivative contracts	(1)	(6)	(20)
Net interest settlements	53	34	16
Total derivative losses1	$ (1,082)	$ (82)	$ (577)
Change in embedded derivatives on guaranteed benefit annuity programs2	1,185	(1,674)	98
Other revenue on guaranteed benefit annuity programs	211	120	94
Change in embedded derivative liabilities and related fees	$ 1,396	$ (1,554)	$ 192
Net realized derivative gains (losses)	$ 314	$ (1,636)	$ (385)

_________
1
Included in total derivative losses are economic hedging losses of $827 million, gains of $1.0 billion, and losses of $347 million related to the guaranteed benefit annuity programs for the years ended December 31, 2012, 2011 and 2010, respectively.

2
As part of the Company’s annual comprehensive review of DAC model assumptions, all relevant assumptions impacting the fair value of embedded derivatives on guaranteed benefit annuity programs are also reviewed and updated. For the individual variable annuity business, the change in the embedded derivatives on guaranteed benefit annuity programs for the year ended December 31, 2012 includes updated assumptions in lapse, mortality, withdrawal behavior and benefit utilization. The change in embedded derivatives on guaranteed benefit annuity programs for the year ended December 31, 2011 includes updated assumptions in lapse, mortality and withdrawal behavior. Refer to Note 2 for further discussion of the annual review of DAC model assumptions.

35

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(8)	Fair Value Measurements

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 592	$ 2	$ 3	$ 597
Obligations of states and political subdivisions	-	2,002	-	2,002
Debt securities issued by foreign governments	73	45	-	118
Corporate public securities	1	17,890	119	18,010
Corporate private securities	-	3,817	772	4,589
Residential mortgage-backed securities	484	4,173	10	4,667
Commercial mortgage-backed securities	-	1,335	2	1,337
Collateralized debt obligations	-	53	282	335
Other asset-backed securities	-	147	9	156
Total fixed maturity securities at fair value	$ 1,150	$ 29,464	$ 1,197	$ 31,811
Equity securities	-	12	8	20
Short-term investments	45	989	-	1,034
Trading securities	-	-	54	54
Total other investments at fair value	$ 45	$ 1,001	$ 62	$ 1,108
Investments at fair value	$ 1,195	$ 30,465	$ 1,259	$ 32,919
Derivative assets	-	1,968	822	2,790
Separate account assets	68,185	1,230	2,025	71,440
Assets at fair value	$ 69,380	$ 33,663	$ 4,106	$ 107,149

Liabilities
Future policy benefits and claims:
Living benefits	$ -	$ -	$ (657)	$ (657)
Indexed products	-	-	(91)	(91)
Total future policy benefits and claims	$ -	$ -	$ (748)	$ (748)
Derivative liabilities	-	(2,118)	(5)	(2,123)
Liabilities at fair value	$ -	$ (2,118)	$ (753)	$ (2,871)

36

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2012:

	Balance as of					Transfers	Transfers	Balance as of
	December 31,	Net gains (losses)				into	out of	December 31,
(in millions)	2011	In operations1	In OCI	Purchases	Sales	Level 3	Level 3	2012

Assets
Investments:
Fixed maturity securities:
Corporate private securities	$ 1,209	$ 2	$ 13	$ 69	$ (187)	$ 40	$ (374)	$ 772
Collateralized debt obligations	247	2	53	36	(56)	-	-	282
Other fixed maturity securities	135	-	11	2	(13)	11	(3)	143
Total fixed maturity securities at fair value2	$ 1,591	$ 4	$ 77	$ 107	$ (256)	$ 51	$ (377)	$ 1,197
Other investments at fair value	43	16	3	-	-	-	-	62
Derivative assets3	1,004	(353)	-	350	(179)	-	-	822
Separate account assets	1,952	73	-	-	-	-	-	2,025
Assets at fair value	$ 4,590	$ (260)	$ 80	$ 457	$ (435)	$ 51	$ (377)	$ 4,106

Liabilities
Future policy benefits and claims:
Living benefits	$ (1,842)	$ 1,185	$ -	$ -	$ -	$ -	$ -	$ (657)
Indexed products	(63)	(28)	-	-	-	-	-	(91)
Total future policy benefits and claims	$ (1,905)	$ 1,157	$ -	$ -	$ -	$ -	$ -	$ (748)
Derivative liabilities3	(6)	1	-	-	-	-	-	(5)
Liabilities at fair value	$ (1,911)	$ 1,158	$ -	$ -	$ -	$ -	$ -	$ (753)

__________
1
Net gains and losses included in operations are reported in net realized investment gains and losses, other-than-temporary impairment losses and interest credited to policyholder accounts. The net unrealized gains on separate account assets is attributable to contractholders and therefore is not included in the Company’s earnings. The change in unrealized gains (losses) in operations on assets and liabilities still held as of the end of the year was $16 million for other investments at fair value, $(257) million for derivative assets, $1.2 billion for future policy benefits and claims and $(1) million for derivative liabilities.

2	Non-binding broker quotes were utilized to determine fair value of $1.1 billion of total fixed maturity securities as of December 31, 2012.
3	Non-binding broker quotes were utilized to determine fair value of all Level 3 derivative assets and liabilities.

During the year ended December 31, 2012, transfers from Level 1 to Level 2 within the debt securities issued by foreign governments were $42 million. There were no transfers from Level 2 to Level 1 during the year ended December 31, 2012.

Transfers into and out of Level 3 during the year ended December 31, 2012 represent changes in the sources used to price certain securities and the Company’s assumptions related to the observability of certain inputs.

As discussed in Note 2, the valuation of embedded derivatives in living benefit guarantees incorporates many inputs, including significant unobservable inputs for mortality, lapse rates, wait period and benefit utilization. The Company derives these inputs, which vary widely by product, attained age, policy duration, benefits in the money and the existence of surrender charges, from current experience and industry data. The fair value for these benefits is calculated as the mean of discounted cash flows across numerous random scenarios, an approach that is commonly used by the insurance industry for this type of valuation. This process considers a broader range of assumptions than what would be found in a standard deterministic approach.

37

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes significant unobservable inputs used for fair value measurements for living benefits liabilities classified as Level 3 as of December 31, 2012:

Unobservable Inputs	Range
Mortality	0.1%-8%2
Lapse	0%-35%
Wait period	0 yrs – 30 yrs3
Efficiency of benefit utilization1	70%-100%
Non-performance risk	See footnote 4
Index volatility	15%-25%

__________

1	The unobservable input is not applicable to GMABs.
2	Represents the mortality for the majority of business with living benefits, with policyholders ranging from 45 to 85.
3	A portion of the contractholders could never use the benefit, which would extend the range to an indeterminate period.
4
To reflect non-performance risk, benefits paid to policyholders are assumed to be reduced by 10% within the discounted cash flows projection whenever the S&P index is simulated to go below a certain threshold designed to represent non-performance.

The following changes in any of the significant unobservable inputs presented in the table above may result in a change in the fair value measurements of the living benefits liability:

Higher mortality rates tend to decrease the value of the liability and lower mortality rates tend to increase the value of the liability.

Higher lapse rates tend to decrease the value of the liability and lower lapse rates tend to increase the value of the liability.  Factors that impact the predicted lapse rate can include: age, policy duration, policy size, benefit in-the-moneyness and applicable surrender charges.  All else being equal, policies that are in-the-money will have lower lapse rates than policies that are out-of-the-money, and policies that have a surrender charge present will have lower lapse rates than policies without a surrender charge.

The assumed wait period and the efficiency of utilization determine the timing and amount of living benefits withdrawals.  These assumptions vary by the product type, age of the policyholder and policy duration.  Many products have a bonus feature which enhances the guarantee on every policy anniversary for the first ten years so long as withdrawals have not commenced.  All else being equal, policies commencing withdrawals at a time around the year ten bonus will have higher liability values than policies commencing withdrawals 20 years after issue or policies commencing withdrawals only one year after issue.  In addition, policies that are assumed to withdraw the maximum permitted amount will have a higher liability value than a policy that is assumed to withdraw less than the maximum allowed amount.

Higher non-performance risk tends to decrease the value of the liability and lower non-performance risk tends to increase the value of the liability.

Higher index volatility tends to increase the value of the liability and lower index volatility tends to decrease the value of the liability.

Separate Accounts

The Company’s separate account assets include an investment in a mutual fund with a non-readily determinable fair value. Net asset value has been used to estimate the fair value of this investment as a practical expedient. The investments are included in Level 3 as they may not be redeemed until a seven year guarantee period expires in 2016. The investment strategy of this fund is to build a portfolio where the assets shall be sufficient to achieve a target portfolio value by the end of the seven year guarantee period. The net asset value of this fund reported in separate account assets was $1.6 billion and $1.3 billion as of December 31, 2012 and 2011, respectively.

38

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

(in millions)	Level 1	Level 2	Level 3	Total

Assets
Investments:
Fixed maturity securities:
U.S. Treasury securities and obligations of U.S.
Government corporations and agencies	$ 620	$ 6	$ 4	$ 630
Obligations of states and political subdivisions	-	1,678	-	1,678
Debt securities issued by foreign governments	120	-	-	120
Corporate public securities	1	15,239	117	15,357
Corporate private securities	-	3,089	1,209	4,298
Residential mortgage-backed securities	563	4,653	8	5,224
Commercial mortgage-backed securities	-	1,377	2	1,379
Collateralized debt obligations	-	55	247	302
Other asset-backed securities	-	209	4	213
Total fixed maturity securities at fair value	$ 1,304	$ 26,306	$ 1,591	$ 29,201
Equity securities	1	14	5	20
Short-term investments	23	1,102	-	1,125
Trading securities	-	-	38	38
Total other investments at fair value	$ 24	$ 1,116	$ 43	$ 1,183
Investments at fair value	$ 1,328	$ 27,422	$ 1,634	$ 30,384
Derivative assets	-	2,204	1,004	3,208
Separate account assets	62,242	1,000	1,952	65,194
Assets at fair value	$ 63,570	$ 30,626	$ 4,590	$ 98,786

Liabilities
Future policy benefits and claims:
Living benefits	$ -	$ -	$ (1,842)	$ (1,842)
Indexed products	-	-	(63)	(63)
Total future policy benefits and claims	$ -	$ -	$ (1,905)	$ (1,905)
Derivative liabilities	-	(2,209)	(6)	(2,215)
Liabilities at fair value	$ -	$ (2,209)	$ (1,911)	$ (4,120)

39

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table presents the rollforward of Level 3 assets and liabilities held at fair value on a recurring basis during the year ended December 31, 2011:

	Balance as of					Transfers	Transfers	Balance as of
	December 31,	Net gains (losses)				into	out of	December 31,
(in millions)	2010	In operations1	In OCI	Purchases	Sales	Level 3	Level 3	2011

Assets
Investments:
Fixed maturity securities:
Corporate private securities	$ 1,161	$ (10)	$ 26	$ 161	$ (242)	$ 163	$ (50)	$ 1,209
Collateralized debt obligations	191	(2)	5	87	(34)	-	-	247
Other fixed maturity securities	143	5	4	57	(63)	4	(15)	135
Total fixed maturity securities at fair value	$ 1,495	$ (7)	$ 35	$ 305	$ (339)	$ 167	$ (65)	$ 1,591
Other investments at fair value	45	(4)	-	5	(3)	-	-	43
Derivative assets	211	131	-	719	(57)	-	-	1,004
Separate account assets	1,805	147	-	-	-	-	-	1,952
Assets at fair value	$ 3,556	$ 267	$ 35	$ 1,029	$ (399)	$ 167	$ (65)	$ 4,590

Liabilities
Future policy benefits and claims:
Living benefits	$ (168)	$ (1,674)	$ -	$ -	$ -	$ -	$ -	$ (1,842)
Indexed products	(58)	(5)	-	-	-	-	-	(63)
Total future policy benefits and claims	$ (226)	$ (1,679)	$ -	$ -	$ -	$ -	$ -	$ (1,905)
Derivative liabilities	(4)	(2)	-	-	-	-	-	(6)
Liabilities at fair value	$ (230)	$ (1,681)	$ -	$ -	$ -	$ -	$ -	$ (1,911)

__________

1
Net gains and losses included in operations are reported in net realized investment gains and losses, other-than-temporary impairment losses and interest credited to policyholder account values. The net unrealized gains on separate account assets is attributable to contractholders and therefore is not included in the Company’s earnings. The change in unrealized gains (losses) in operations on assets and liabilities still held at the end of the year was $(6) million for other investments at fair value, $154 million for derivative assets and $(1.7) million for future policy benefits and claims.

Transfers into and out of Level 3 during the year ended December 31, 2011 represent changes in the sources used to price certain securities. There were no significant transfers between Levels 1 and 2 during the year ended December 31, 2011, except certain separate accounts previously included in Level 2.

Fair Value Option

The Company assesses the fair value option election for newly acquired financial assets or liabilities on a prospective basis. Except for synthetic collateralized debt obligations, there are no material assets or liabilities for which the Company elected the fair value option.

Fair Value on a Nonrecurring Basis

The Company measures certain mortgage loans at fair value, or fair value of the collateral, on a non-recurring basis subsequent to their initial recognition, due to impairments or foreclosures recorded during the year. In determining the fair value for these mortgage loans, the Company primarily uses the direct capitalization method based on management’s view of current market capitalization rates.  Alternatively, the Company may use a discounted cash flow methodology or an independently provided appraisal of value.  Each of these methodologies is considered to represent a Level 3 fair value measurement.  Refer to Note 6 for further discussion of the carrying value of impaired mortgage loans.

40

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Financial Instruments Not Carried at Fair Value

The following table summarizes the carrying value and fair value of the Company’s financial instruments not carried at fair value as of the dates indicated.  The valuation techniques used to estimate these fair values are described below.

			December 31, 2012		December 31, 2011
	Carrying	Fair			Carrying	Fair
(in millions)	value	value	Level 2	Level 3	value	value

Assets
Investments:
Mortgage loans, net of allowance	$ 5,827	$ 5,988	$ -	$ 5,988	$ 5,748	$ 5,861
Policy loans	$ 980	$ 980	$ -	$ 980	$ 1,008	$ 1,008

Liabilities
Investment contracts	$ 20,123	$ 19,561	$ -	$ 19,561	$ 18,318	$ 17,992
Short-term debt	$ 300	$ 300	$ -	$ 300	$ 777	$ 777
Long-term debt	$ 1,038	$ 1,323	$ 1,282	$ 41	$ 991	$ 1,081

Mortgage loans, net of allowance.  The fair values of mortgage loans are estimated using discounted cash flow analyses based on interest rates currently being offered for similar loans to borrowers with similar credit ratings.

Policy loans.  The carrying amount reported in the consolidated balance sheets approximates fair value.

Investment contracts.  For investment contracts without defined maturities, fair value is the amount payable on demand, net of surrender charges.  For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis.  Interest rates used in this analysis are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

Short-term debt.  The carrying amount reported in the consolidated balance sheets approximates fair value.

Long-term debt.  The fair values for long-term debt are based on estimated market prices using observable inputs from similar debt instruments.

(9)	Goodwill

The following table summarizes changes in the carrying value of goodwill by segment for the years indicated:

(in millions)	Retirement Plans	Individual Products & Solutions - Life and NBSG	Total
Balance as of December 31, 2010	$ 25	$ 175	$ 200
Adjustments	-	-	-
Balance as of December 31, 2011	$ 25	$ 175	$ 200
Adjustments	-	-	-
Balance as of December 31, 2012	$ 25	$ 175	$ 200

The Company’s annual impairment testing did not result in any impairment on existing goodwill during 2012, 2011 and 2010.  As of the 2012, 2011 and 2010 annual impairment testing, the fair value of the reporting units with goodwill was in excess of the carrying value.  The goodwill balances as of December 31, 2012 and 2011 have not been previously impaired.

41

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(10)	Closed Block

The amounts shown in the following tables for assets, liabilities, revenues and expenses of the closed block are those that enter into the determination of amounts that are to be paid to policyholders.

The following table summarizes financial information for the closed block, as of the dates indicated:

	December 31,	December 31,
(in millions)	2012	2011

Liabilities:
Future policyholder benefits	$ 1,732	$ 1,761
Policyholder funds and accumulated dividends	142	143
Policyholder dividends payable	24	27
Policyholder dividend obligation	198	156
Other policy obligations and liabilities	32	26
Total liabilities	$ 2,128	$ 2,113

Assets:
Fixed maturity securities, available-for-sale	$ 1,511	$ 1,424
Mortgage loans, net of allowance	183	210
Policy loans	164	170
Other assets	77	105
Total assets	$ 1,935	$ 1,909
Excess of reported liabilities over assets	193	204

Portion of above representing other comprehensive income:
Increase in unrealized gain on fixed maturity securities available-for-sale	$ 45	$ 42
Adjustment to policyholder dividend obligation	(45)	(42)
Total	$ -	$ -

Maximum future earnings to be recognized from assets and liabilities	$ 193	$ 204

Other comprehensive income:
Fixed maturity securities available-for-sale:
Fair value	$ 1,511	$ 1,424
Amortized cost	1,334	1,292
Shadow policyholder dividend obligation	(177)	(132)
Net unrealized appreciation	$ -	$ -

42

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table summarizes closed block operations for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	2011	2010

Revenues:
Premiums	$ 73	$ 77	$ 83
Net investment income	98	102	101
Realized investment gains (losses)	1	(3)	(3)
Realized losses credited to policyholder benefit obligation	(5)	(1)	(1)
Total revenues	$ 167	$ 175	$ 180

Benefits and expenses:
Policy and contract benefits	$ 134	$ 145	$ 131
Change in future policyholder benefits and interest credited to
policyholder accounts	(27)	(35)	(23)
Policyholder dividends	50	55	56
Change in policyholder dividend obligation	(8)	(8)	(3)
Other expenses	1	1	1
Total benefits and expenses	$ 150	$ 158	$ 162

Total revenues, net of benefits and expenses, before federal income
tax expense	$ 17	$ 17	$ 18
Federal income tax expense	6	6	6
Revenues, net of benefits and expenses and federal income tax
expense	$ 11	$ 11	$ 12

Maximum future earnings from assets and liabilities:
Beginning of period	$ 204	$ 215	$ 227
Change during period	(11)	(11)	(12)
End of period	$ 193	$ 204	$ 215

Cumulative closed block earnings from inception through December 31, 2012, 2011 and 2010 were higher than expected as determined in the actuarial calculation.  Therefore, policyholder dividend obligations (excluding the adjustment for unrealized gains on available-for-sale securities) were $21 million, $23 million and $31 million as of December 31, 2012, 2011 and 2010, respectively.

43

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(11)	Short-Term Debt

The Company classifies debt as short-term if the maturity date at inception is less than one year and all other debt instruments as long-term.

The following table summarizes short-term debt and weighted average annual interest rates, as of the dates indicated:

	December 31,	December 31,
(in millions)	2012	2011

$600 million commercial paper program (0.29% and 0.30%, respectively)	$ 300	$ 300
$600 million promissory note and line of credit (1.90% and 1.73%, respectively)	-	477
Total short-term debt	$ 300	$ 777

In March 2012, NLIC entered into an agreement with the FHLB that allows the Company access to borrow up to $250 million and expires on March 21, 2013. The Company had $10.2 billion in eligible collateral and no amounts outstanding under the agreement as of December 31, 2012. Additionally, as part of the agreement, NLIC purchased $25 million in capital stock with the FHLB.

In May 2011, NMIC, NFS, and NLIC entered into a $600 million revolving variable rate credit facility upon expiration of its existing facility of the same amount. The new facility matures on May 6, 2015 and is subject to various covenants, as defined in the agreement.  NLIC had no amounts outstanding under the facility as of December 31, 2012 and 2011.

In April 2011, the Company entered into a $600 million unsecured revolving promissory note and line of credit agreement with its parent company, NFS. Outstanding principal balances of the line of credit bear interest at the rate of six-month U.S. LIBOR plus 1.25%. Interest is due and payable as of the last day of each interest period, as defined in the agreement, while there are outstanding principal balances.  As of December 31, 2012, the agreement was cancelled with no outstanding balance.

The Company has entered into an agreement with its custodial bank to borrow against the cash collateral that is posted in connection with its securities lending program.  The maximum amount available under the agreement is $350 million.  The borrowing rate on this program is equal to one-month U.S. LIBOR.  The Company had no amounts outstanding under this agreement as of December 31, 2012 and 2011.

The terms of each debt instrument contain various restrictive covenants, including, but not limited to, minimum statutory surplus and minimum net worth requirements, and maximum debt to tangible net worth requirements, as defined in the agreements.  The Company was in compliance with all covenants as of December 31, 2012 and 2011.

The amount of interest paid on short-term debt was $6 million in 2012, $5 million in 2011 and immaterial in 2010.

(12)	Long-Term Debt

The following table summarizes long-term debt, as of the dates indicated:

	December 31,	December 31,
(in millions)	2012	2011

8.15% surplus note, due June 26, 2032, payable to NFS	$ 300	$ 300
7.50% surplus note, due December 17, 2031, payable to NFS	300	300
6.75% surplus note, due December 23, 2033, payable to NFS	100	100
Variable funding surplus note, due December 31, 2040	297	285
Other	41	6
Total long-term debt	$ 1,038	$ 991

44

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

On December 31, 2010, Olentangy Reinsurance, LLC, a special purpose financial captive insurance subsidiary of NLAIC domiciled in the State of Vermont, issued a variable funding surplus note due on December 31, 2040 to Nationwide Corporation, a majority-owned subsidiary of NMIC.  The note is redeemable in full or partial amount at any time subject to proper notice and approval. A redemption premium shall be payable if the note is redeemed on or prior to the third anniversary date of the note’s issuance. The note bears interest at the rate of three-month U.S. LIBOR plus 2.80% payable quarterly. Olentangy Reinsurance, LLC agrees to draw down or reduce principal amounts in accordance with the terms outlined in the purchase agreement.  The maximum amount outstanding under the agreement is $313 million in 2016. The Company made interest payments on this surplus note totaling $10 million and $9 million for the years ending December 31, 2012 and 2011, respectively. Any payment of interest or principal on the note requires the prior approval of the State of Vermont.

The Company made interest payments to NFS on surplus notes totaling $54 million for the years ended December 31, 2012, 2011 and 2010. Payments of interest and principal under the notes require the prior approval of the ODI.

(13)	Federal Income Taxes

The following table summarizes the federal income tax expense (benefit) attributable to income (loss) before loss attributable to noncontrolling interests, for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	20111	20101

Current tax (benefit) expense	$ (144)	$ 55	$ (91)
Deferred tax expense (benefit)	243	(482)	103
Total tax expense (benefit)	$ 99	$ (427)	$ 12

________
1	The balances reflect a change in accounting principle, as described in Note 2.

The following table summarizes how the total federal income tax expense (benefit) differs from the amount computed by applying the U.S. federal income tax rate to income (loss) before loss attributable to noncontrolling interests, for the years ended:

	December 31, 2012		December 31, 20111		December 31, 20101
(in millions)	Amount	%	Amount	%	Amount	%
Rate reconciliation:
Computed (expected tax expense (benefit))	$ 245	35%	$ (297)	35%	$ 59	35%
Dividends received deduction	(75)	(11)%	(99)	12%	(50)	(29)%
Impact of noncontrolling interest	21	3%	20	(3)%	21	12%
Tax credits	(85)	(12)%	(30)	3%	(27)	(16)%
Change in tax contingency reserve	(4)	(1)%	(15)	2%	(5)	(3)%
Other, net	(3)	-%	(6)	1%	14	8%
Total	$ 99	14%	$ (427)	50%	$ 12	7%

_________
1	The balances reflect a change in accounting principle, as described in Note 2.

The Company’s current federal income tax receivable was $61 million and $16 million as of December 31, 2012 and 2011, respectively.

Total federal income taxes (refunded) paid were $(95) million, $121 million, and $(35) million for the years ended December 31, 2012, 2011, and 2010, respectively.

45

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

No material changes in estimated income tax expense were recorded in 2012 or 2010.  During 2011, the Company recorded a tax benefit of $10 million primarily related to differences between the 2010 estimated tax liability and the amounts reported on the Company’s 2010 tax return. These changes in estimates were primarily driven by the Company’s separate account dividends received deduction (“DRD”).

As of December 31, 2012, the Company has $87 million in low-income-housing credit carryforwards, which expire between 2024 and 2032, and $169 million in alternative minimum tax credit carryforwards, which have an unlimited carryforward. In addition, the Company has $32 million in foreign tax credit carryforwards which expire between 2019 and 2022. The Company expects to fully utilize all carryforwards.

The following table summarizes the tax effects of temporary differences that gave rise to significant components of the net deferred tax (liability) asset included in other assets in the consolidated balance sheets, as of the dates indicated:

	December 31,	December 31,
(in millions)	2012	20111

Deferred tax assets:
Future policy benefits and claims	$ 1,295	$ 1,193
Derivatives	94	574
Tax credit carryforwards	288	185
Other	478	330
Gross deferred tax assets	$ 2,155	$ 2,282
Valuation allowance	(18)	(18)
Net deferred tax assets	$ 2,137	$ 2,264

Deferred tax liabilities:
Deferred policy acquisition costs	$ (874)	$ (963)
Available-for-sale securities	(1,338)	(840)
Value of business acquired	(81)	(86)
Other	(158)	(148)
Gross deferred tax liabilities	$ (2,451)	$ (2,037)
Net deferred tax (liability) asset	$ (314)	$ 227

_________
1	The balances reflect a change in accounting principle, as described in Note 2.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized.  Valuation allowances are established when necessary to reduce the deferred tax assets to amounts expected to be realized.  The valuation allowance was $18 million as of December 31, 2012 and 2011.  There was no change in valuation allowance for the year ended December 31, 2012 or 2010, while there was a change of $6 million for the year ended December 31, 2011.   Based on management’s analysis, it is more likely than not that the results of future operations and the implementation of tax planning strategies will generate sufficient taxable income to enable the Company to realize the deferred tax assets for which the Company has not established valuation allowances.

46

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following table is a rollforward of the beginning and ending uncertain tax positions, including permanent and temporary differences, but excluding interest and penalties:

(in millions)	2012	2011	2010

Balance at beginning of period	$ 76	$ 119	$ 95
Additions for current year tax positions	(2)	9	18
Additions for prior years tax positions	25	-	19
Reductions for prior years tax positions	(63)	(52)	(13)
Balance at end of period	$ 36	$ 76	$ 119

The Company does not anticipate any significant changes to unrecognized tax benefits during the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions.  With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities through the 2008 tax year. The IRS is conducting an examination of the Company’s U.S. income tax returns for the years 2009 through 2010.  Any adjustments that may result from IRS examination of tax returns are not expected to have a material effect on the results of operations, cash flows or financial position of the Company.

(14)	Statutory Financial Information

Statutory Results

The Company’s life insurance subsidiaries are required to prepare statutory financial statements in conformity with the statutory accounting practices prescribed and permitted by insurance regulatory authorities, subject to any deviations prescribed or permitted by the applicable state department of insurance.  Statutory accounting practices focus on insurer solvency and materially differ from GAAP primarily due to charging policy acquisition and other costs to expense as incurred, establishing future policy benefits and claims reserves using different actuarial assumptions, excluding certain assets from statutory admitted assets; and valuing investments and establishing deferred taxes on a different basis.  The following table summarizes the statutory net income (loss) and statutory capital and surplus for the Company’s primary life insurance subsidiary for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	2011	2010

Statutory net income (loss)
NLIC	$ 764	$ 18	$ 560
NLAIC	$ (65)	$ (61)	$ (50)

Statutory capital and surplus
NLIC	$ 3,837	$ 3,591	$ 3,686
NLAIC	$ 280	$ 302	$ 287

47

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

Dividend Restrictions

The payment of dividends by NLIC is subject to restrictions set forth in the insurance laws and regulations of the State of Ohio, its domiciliary state.  The State of Ohio insurance laws require Ohio-domiciled life insurance companies to seek prior regulatory approval to pay a dividend or distribution of cash or other property if the fair market value thereof, together with that of other dividends or distributions made in the preceding 12 months, exceeds the greater of (1) 10% of statutory-basis policyholders’ surplus as of the prior December 31 or (2) the statutory-basis net income of the insurer for the prior year.   During the year ended December 31, 2012, NLIC paid a cash dividend of $40 million to NFS.  During the year ended December 31, 2011 and 2010, NLIC did not pay any dividends to NFS.  As of January 1, 2013, NLIC has the ability to pay dividends to NFS totaling $724 million without obtaining prior approval.

The State of Ohio insurance laws also require insurers to seek prior regulatory approval for any dividend paid from other than earned surplus.  Earned capital and surplus is defined under the State of Ohio insurance laws as the amount equal to the Company’s unassigned funds as set forth in its most recent statutory financial statements, including net unrealized capital gains and losses or revaluation of assets.  Additionally, following any dividend, an insurer’s policyholder capital and surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs.  The payment of dividends by the Company may also be subject to restrictions set forth in the insurance laws of the state of New York that limit the amount of statutory profits on the Company’s participating policies (measured before dividends to policyholders) available for the benefit of the Company and its stockholders.

The Company currently does not expect such regulatory requirements to impair the ability to pay operating expenses and dividends in the future.

Regulatory Risk-Based Capital

The National Association of Insurance Commissioners’ (“NAIC”) Risk Based Capital (“RBC”) model law requires every insurer to calculate its total adjusted capital and RBC requirement to ensure insurer solvency. Regulatory guidelines provide for an insurance commissioner to intervene if the insurer experiences financial difficulty, as evidenced by a company’s total adjusted capital falling below established relationships to required RBC. The model includes components for asset risk, liability risk, interest rate exposure and other factors. The State of Ohio, where NLIC and NLAIC are domiciled, imposes minimum RBC requirements that are developed by the NAIC.  The formulas in the model for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk.  Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC.  Companies below specific trigger points or ratios are classified within certain levels, all of which require specified corrective action.  NLIC and NLAIC each exceeded the minimum RBC requirements for all periods presented herein.

(15)	Related Party Transactions

The Company has entered into significant, recurring transactions and agreements with NMIC, other affiliates and subsidiaries as a part of its ongoing operations.  These include annuity and life insurance contracts, employee benefit plans, office space leases, and agreements related to reinsurance, cost sharing, administrative services, marketing, intercompany loans, intercompany repurchases, cash management services and software licensing.  Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, the number of full-time employees, commission expense and other methods agreed to by the participating companies.

In addition, Nationwide Services Company, LLC (“NSC”), a subsidiary of NMIC, provides data processing, systems development, hardware and software support, telephone, mail and other services to the Company, based on specified rates for units of service consumed.  For the years ended December 31, 2012, 2011 and 2010, the Company made payments to NMIC and NSC totaling $283 million, $241 million and $250 million, respectively.

48

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The Company has issued group annuity and life insurance contracts and performs administrative services for various employee benefit plans sponsored by NMIC or its affiliates.  Total account values of these contracts were $3.2 billion and $3.0 billion as of December 31, 2012 and 2011, respectively.  Total revenues from these contracts were $140 million, $148 million and $139 million for the years ended December 31, 2012, 2011 and 2010, respectively, and include policy charges, net investment income from investments backing the contracts and administrative fees.  Total interest credited to the account balances was $113 million, $122 million and $115 million for the years ended December 31, 2012, 2011 and 2010, respectively.  The terms of these contracts are materially consistent with what the Company offers to unaffiliated parties.

The Company leases office space from NMIC.  For the years ended December 31, 2012, 2011 and 2010, the Company made lease payments to NMIC of $15 million, $14 million and $20 million, respectively.  In addition, the Company leases office space to an affiliate of NMIC.

NLIC has a reinsurance agreement with NMIC whereby all of NLIC’s accident and health business not ceded to unaffiliated reinsurers is ceded to NMIC on a modified coinsurance basis.  Either party may terminate the agreement on January 1 of any year with prior notice.  Under a modified coinsurance agreement, the ceding company retains invested assets, and investment earnings are paid to the reinsurer.  Under the terms of NLIC’s agreements, the investment risk associated with changes in interest rates is borne by the reinsurer.  The ceding of risk does not discharge the original insurer from its primary obligation to the policyholder.  The Company believes that the terms of the modified coinsurance agreements are consistent in all material respects with what the Company could have obtained with unaffiliated parties.  Revenues ceded to NMIC for the years ended December 31, 2012, 2011 and 2010 were $161 million, $203 million and $209 million, respectively, while benefits, claims and expenses ceded during these years were $167 million, $212 million and $241 million, respectively.

Funds of Nationwide Funds Group (“NFG”), an affiliate, are offered to the Company’s customers as investment options in certain of the Company’s products.  As of December 31, 2012 and 2011, customer allocations to NFG funds totaled $45.0 billion and $39.7 billion, respectively.  For the years ended December 31, 2012, 2011 and 2010, NFG paid the Company $144 million, $129 million and $103 million, respectively, for the distribution and servicing of these funds.

Amounts on deposit with NCMC for the benefit of the Company were $854 million and $994 million as of December 31, 2012 and 2011, respectively.

Refer to Note 12 for discussion of variable funding surplus note between Olentangy Reinsurance, LLC and Nationwide Corporation.

Certain annuity products are sold through affiliated companies, which are also subsidiaries of NFS.  Total commissions and fees paid to these affiliates for the years ended December 31, 2012, 2011 and 2010 were $54 million, $64 million and $61 million, respectively.

During 2012, the Company had no sales of commercial mortgage loans to NMIC. During 2011, the Company sold, at fair value, commercial mortgage loans with a carrying value of $41 million to NMIC.  The sale resulted in a net realized loss of $5 million in 2011.

The Company provides financing to Nationwide Realty Investors, LTD, a subsidiary of NMIC.  As of December 31, 2012 and 2011, the Company had notes receivable outstanding of $126 million and $148 million, respectively.

49

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

(16)	Contingencies

Legal and Regulatory Matters

The Company is subject to legal and regulatory proceedings in the ordinary course of its business. The Company’s legal and regulatory matters include proceedings specific to the Company and other proceedings generally applicable to business practices in the industries in which the Company operates.  These matters are subject to many uncertainties, and given their complexity and scope, their outcomes cannot be predicted.  Regulatory proceedings could also affect the outcome of one or more of the Company’s litigation matters.   Furthermore, it is often not possible to determine the ultimate outcomes of the pending regulatory investigations and legal proceedings or to provide reasonable ranges of potential losses with any degree of certainty.  Some matters, including certain of those referred to below, are in very preliminary stages, and the Company does not have sufficient information to make an assessment of the plaintiffs’ claims for liability or damages.  In some of the cases seeking to be certified as class actions, the court has not yet decided whether a class will be certified or (in the event of certification) the size of the class and class period.  In many of the cases, the plaintiffs are seeking undefined amounts of damages or other relief, including punitive damages and equitable remedies, which are difficult to quantify and cannot be defined based on the information currently available.  The Company believes, however, that based on currently known information, the ultimate outcome of all pending legal and regulatory matters is not likely to have a material adverse effect on the Company’s consolidated financial position.  Nonetheless, given the large or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that such outcomes could materially affect the Company’s consolidated financial position or results of operations in a particular quarter or annual period.

The various businesses conducted by the Company are subject to oversight by numerous federal and state regulatory entities, including but not limited to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Department of Labor, the IRS and state insurance authorities.  Such regulatory entities may, in the normal course, be engaged in general or targeted inquiries, examinations and investigations of the Company and/or its affiliates.  The financial services industry has been the subject of increasing scrutiny in connection with a broad spectrum of regulatory issues; with respect to all such scrutiny directed at the Company and/or its affiliates, the Company is cooperating with regulators. The Company will cooperate with NMIC insofar as any inquiry, examination or investigation encompasses NMIC's operations.

In October 2012, NLIC and NLAIC entered into a Regulatory Settlement Agreement with the Florida Office of Insurance Regulation and twenty-one other state Departments of Insurance to resolve a multi-state market conduct exam regarding claim settlement practices.  The Regulatory Settlement Agreement applies prospectively and requires NLIC and NLAIC to adopt and implement additional procedures relating to the use of the Social Security Death Master File and identifying and locating beneficiaries once deaths are identified.  In October 2012, NLIC and NLAIC also entered into a Global Resolution Agreement to resolve the related unclaimed property audit.

Other jurisdictions may pursue similar investigations, examinations or inquires. The results of these investigations, examinations or inquiries could result in the payment or escheatment of unclaimed death benefits, and/or changes in the Company’s practices and procedures to its claims handling and escheat processes, all of which could impact claim payments and reserves and/or result in payment of investigation costs, fines or penalties.

50

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

On November 20, 2007, NRS and NLIC were named in a lawsuit filed in the Circuit Court of Jefferson County, Alabama entitled Ruth A. Gwin and Sandra H. Turner, and a class of similarly situated individuals v Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc., Alabama State Employees Association, PEBCO, Inc. and Fictitious Defendants A to Z. On March 12, 2010, NRS and NLIC were named in a Second Amended Class Action Complaint filed in the Circuit Court of Jefferson County, Alabama entitled Steven E. Coker, Sandra H. Turner, David N. Lichtenstein and a class of similarly situated individuals v. Nationwide Life Insurance Company, Nationwide Retirement Solutions, Inc, Alabama State Employees Association, Inc., PEBCO, Inc. and Fictitious Defendants A to Z claiming to represent a class of all participants in the Alabama State Employees Association, Inc. (“ASEA”) Plan, excluding members of the Deferred Compensation Committee, ASEA's directors, officers and board members, and PEBCO's directors, officers and board members. On October 22, 2010, the parties to this action executed a court approved stipulation of settlement that agreed to certify a class for settlement purposes only, that provided for payments to the settlement class, and that provided for releases, certain bar orders, and dismissal of the case.  The settlement fund has been paid out.  On December 6, 2011, the Court entered an Order that NRS owes indemnification to ASEA and PEBCO for only the Coker (Gwin) class action, and dismissed NLIC. The Company has resolved the indemnification claims of ASEA.  On February 15, 2013, the Court issued its Order determining the amount of fees due to PEBCO on its indemnification claim.  The Company has until March 29, 2013 to file a notice of appeal.  The Court has taken the matter under advisement. NRS continues to defend this case vigorously.

On August 15, 2001, NFS and NLIC were named in a lawsuit filed in the U.S. District Court for the District of Connecticut entitled Lou Haddock, as trustee of the Flyte Tool & Die, Incorporated Deferred Compensation Plan, et al v. Nationwide Financial Services, Inc. and Nationwide Life Insurance Company.  On November 18, 2009, the plaintiffs filed a sixth amended complaint amending the list of named plaintiffs and claiming to represent a class of qualified retirement plan trustees under Employee Retirement Income Security Act of 1974 (“ERISA”) that purchased variable annuities from NLIC. The plaintiffs allege that they invested ERISA plan assets in their variable annuity contracts and that NLIC and NFS breached ERISA fiduciary duties by allegedly accepting service payments from certain mutual funds. The complaint seeks disgorgement of some or all of the payments allegedly received by NFS and NLIC, other unspecified relief for restitution, declaratory and injunctive relief, and attorneys' fees. On November 6, 2009, the Court granted the plaintiff's motion for class certification and certified a class of “All trustees of all employee pension benefit plans covered by ERISA which had variable annuity contracts with NFS and NLIC or whose participants had individual variable annuity contracts with NFS and NLIC at any time from January 1, 1996, or the first date NFS and NLIC began receiving payments from mutual funds based on a percentage of assets invested in the funds by NFS and NLIC, whichever came first, to the date of November 6, 2009”.  On October 21, 2010, the District Court dismissed NFS from the lawsuit.  On February 6, 2012, the Second Circuit Court of Appeals vacated the November 6, 2009 order granting class certification and remanded the case back to the District Court for further consideration. The plaintiffs have renewed their motion for class certification.  On December 18, 2012, the District Court heard oral argument on the motion for class certification.  NLIC continues to defend this lawsuit vigorously.

On June 8, 2011, NMIC and NLIC were named in a lawsuit filed in Court of Common Pleas, Cuyahoga County, Ohio entitled Stanley Andrews and Donald Clark, on their behalf and on behalf of the class defined herein v. Nationwide Mutual Insurance Company and Nationwide Life Insurance Company.  The complaint alleges that NMIC and NLIC have an obligation to review the Social Security Administration Death Master File database for all life insurance policyholders who have at least a 70% probability of being deceased according to actuarial tables.  The complaint further alleges that NMIC and NLIC are not conducting such a review.  The complaint seeks injunctive relief and declaratory judgment requiring NMIC and NLIC to conduct such a review, and alleges NMIC and NLIC have violated the covenant of good faith and fair dealing and have been unjustly enriched by not having conducted such reviews.  The complaint seeks certification as a class action.  NMIC and NLIC filed a motion to dismiss.  By order dated January 18, 2012, the State Court issued an order dismissing the lawsuit.   On January 30, 2012, plaintiffs filed their appeal.  On October 24, 2012, the Court of Appeals affirmed the dismissal.  On November 9, 2012, plaintiffs filed a petition for rehearing en banc.  On December 14, 2012, the Court of Appeals denied the petition for rehearing. Plaintiffs filed a notice of appeal to the Ohio Supreme Court on January 24, 2013. NMIC and NLIC have filed an opposition memorandum.

51

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

In 2012 the Plaintiff, Debtor in Possession Lehman Brothers Special Financing, Inc., filed a class action suit in the United States Bankruptcy Court for the Southern District of New York seeking the recovery of nearly $3.0 billion in assets from all the named defendants including NLIC and NMIC. This litigation arises from two collateralized debt obligation transactions, 801 Grand and Alta, which resulted in payments to NLIC and NMIC. In 2008 the Plaintiff and its parent company, Lehman Brothers Holding, Inc. filed for bankruptcy which triggered an early termination of the above transactions. The Plaintiff seeks to have sums returned to the bankruptcy estate in addition to prejudgment interest and costs. The case is currently stayed and answers of defendants are due on March 5, 2013.

Tax Matters

The Company’s federal income tax returns are routinely audited by the IRS. The Company has established tax reserves as described in Note 2. The Company believes its tax reserves reasonably provide for potential assessments that may result from IRS examinations and other tax-related matters for all open tax years.

Indemnifications

In the normal course of business, the Company provides standard indemnifications to contractual counterparties. The types of indemnifications typically provided include breaches of representations and warranties, taxes and certain other liabilities, such as third party lawsuits. The indemnification clauses are often standard contractual terms and are entered into in the normal course of business based on an assessment that the risk of loss would be remote. The terms of the indemnifications vary in duration and nature. In many cases, the maximum obligation is not explicitly stated and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur. Consequently, the maximum amount of the obligation under such indemnifications is not determinable. Historically, the Company has not made any material payments pursuant to these obligations.

(17)	Reinsurance

The following table summarizes the effects of reinsurance on life, accident and health insurance in force and premiums for the years ended:

	December 31,	December 31,	December 31,
(in millions)	2012	2011	2010

Premiums
Direct	$ 890	$ 832	$ 808
Assumed	-	-	5
Ceded	(255)	(301)	(329)
Net	$ 635	$ 531	$ 484

Life, accident and health insurance in force
Direct	$ 216,002	$ 209,732	$ 208,920
Assumed	5	5	10
Ceded	(59,895)	(60,499)	(64,755)
Net	$ 156,112	$ 149,238	$ 144,175

Total amounts recoverable under reinsurance contracts totaled $684 million, $704 million and $739 million as of December 31, 2012, 2011 and 2010, respectively.

52

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010
(18)	Segment Information

Management views the Company’s business primarily based on its underlying products and uses this basis to define its four reportable segments:  Individual Products and Solutions-Annuity (formerly named Individual Investments), Retirement Plans, Individual Products and Solutions-Life and NBSG (formerly named Individual Protection) and Corporate and Other.

The primary segment profitability measure that management uses is a non-GAAP financial measure called pre-tax operating earnings (loss), which is calculated by adjusting income before federal income taxes to exclude: (1) net realized investment gains and losses, except for operating items (trading portfolio realized gains and losses, trading portfolio valuation changes and net realized gains and losses related to hedges on GMDB contracts); (2) other-than-temporary impairment losses; (3) the adjustment to amortization of DAC and VOBA related to net realized investment gains and losses; and (4) net loss attributable to noncontrolling interest.

Individual Products and Solutions-Annuity

The Individual Products & Solutions - Annuity segment consists of individual annuity products marketed under the Nationwide DestinationSM and other Nationwide-specific or private label brands.  Deferred annuity contracts provide the customer with tax-deferred accumulation of savings and flexible payout options including lump sum, systematic withdrawal or a stream of payments for life.  In addition, deferred variable annuity contracts provide the customer with access to a wide range of investment options and asset protection features, while deferred fixed annuity contracts generate a return for the customer at a specified interest rate fixed for prescribed periods. Immediate annuities differ from deferred annuities in that the initial premium is exchanged for a stream of income for a certain period or for the owner’s lifetime without future access to the original investment.    The majority of assets and recent sales for the Individual Products & Solutions - Annuity segment consist of deferred variable annuities.

Retirement Plans

The Retirement Plans segment is comprised of the Company’s private and public sector retirement plans business.  The private sector primarily includes Internal Revenue Code (“IRC”) Section 401 fixed and variable group annuity business, and the public sector primarily includes IRC Section 457 and Section 401(a) business in the form of full-service arrangements that provide plan administration and fixed and variable group annuities as well as administration-only business.

Individual Products and Solutions-Life and NBSG

The Individual Products & Solutions - Life and NBSG segment consists of life insurance products, including individual variable universal life, COLI and BOLI products; traditional life insurance products; and fixed universal life insurance products.  Life insurance products provide a death benefit and generally allow the customer to build cash value on a tax-advantaged basis.

Corporate and Other

The Corporate and Other segment includes non-operating realized gains and losses and related amortization, including mark-to-market adjustments on embedded derivatives, net of economic hedges, related to products with living benefits included in the Individual Products & Solutions - Annuity segment; other-than-temporary impairment losses and other revenues and expenses not allocated to other segments.

53

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

The following tables summarize the Company’s business segment operating results for the years ended:

	Individual		Individual Products
	Products and	Retirement	and Solutions-Life	Corporate
(in millions)	Solutions-Annuity	Plans	and NBSG	and Other	Total
December 31, 2012
Revenues:
Policy charges	$ 899	$ 94	$ 677	$ -	$ 1,670
Premiums	334	-	301	-	635
Net investment income	551	736	536	2	1,825
Non-operating net realized investment gains1	-	-	-	459	459
Other-than-temporary impairment losses	-	-	-	(31)	(31)
Other revenues2	(124)	-	-	22	(102)
Total revenues	$ 1,660	$ 830	$ 1,514	$ 452	$ 4,456

Benefits and expenses:
Interest credited to policyholder accounts	$ 375	$ 457	$ 199	$ 7	$ 1,038
Benefits and claims	595	-	615	17	1,227
Policyholder dividends	-	-	54	-	54
Amortization of DAC	185	14	150	226	575
Interest expense	-	-	-	68	68
Other operating expenses	285	163	255	92	795
Total benefits and expenses	$ 1,440	$ 634	$ 1,273	$ 410	$ 3,757

Income before federal income taxes
and noncontrolling interests	$ 220	$ 196	$ 241	$ 42	$ 699
Less: non-operating net realized investment gains1	-	-	-	(459)
Less: non-operating net other-than-temporary impairment losses	-	-	-	31
Less: adjustment to amortization of DAC and other related to net realized investment gains and losses	-	-	-	243
Less: net loss attributable to noncontrolling interest	-	-	-	61
Pre-tax operating earnings (loss)	$ 220	$ 196	$ 241	$ (82)

Assets as of year end	$ 58,707	$ 27,842	$ 25,301	$ 8,320	$ 120,170

_________
1	Excluding operating items (trading portfolio realized gains and losses, trading portfolio valuation changes and net realized gains and losses related to hedges on GMDB contracts).
2	Includes operating items discussed above.

54

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

	Individual		Individual Products
	Products and	Retirement	and Solutions-Life	Corporate
(in millions)	Solutions-Annuity	Plans	and NBSG	and Other	Total
December 31, 20113
Revenues:
Policy charges	$ 781	$ 96	$ 629	$ -	$ 1,506
Premiums	234	-	297	-	531
Net investment income	527	715	533	69	1,844
Non-operating net realized investment losses1	-	-	-	(1,546)	(1,546)
Other-than-temporary impairment losses	-	-	-	(67)	(67)
Other revenues2	(59)	-	-	(1)	(60)
Total revenues	$ 1,483	$ 811	$ 1,459	$ (1,545)	$ 2,208

Benefits and expenses:
Interest credited to policyholder accounts	$ 374	$ 441	$ 198	$ 20	$ 1,033
Benefits and claims	476	-	598	(12)	1,062
Policyholder dividends	-	-	67	-	67
Amortization of DAC	80	11	75	(101)	65
Interest expense	-	-	-	70	70
Other operating expenses	269	166	238	87	760
Total benefits and expenses	$ 1,199	$ 618	$ 1,176	$ 64	$ 3,057

Income (loss) before federal income taxes
and noncontrolling interests	$ 284	$ 193	$ 283	$ (1,609)	$ (849)
Less: non-operating net realized investment losses1	-	-	-	1,546
Less: non-operating net other-than-temporary impairment losses	-	-	-	67
Less: adjustment to amortization of DAC and other related to net realized investment gains and losses	-	-	-	(115)
Less: net loss attributable to noncontrolling interest	-	-	-	56
Pre-tax operating earnings (loss)	$ 284	$ 193	$ 283	$ (55)

Assets as of year end	$ 57,741	$ 25,114	$ 22,503	$ 6,628	$ 111,986

__________
1	Excluding operating items (trading portfolio realized gains and losses, trading portfolio valuation changes and net realized gains and losses related to hedges on GMDB contracts).
2	Includes operating items discussed above.
3	The balances reflect a change in accounting principle, as described in Note 2.

55

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Notes to Consolidated Financial Statements, Continued

December 31, 2012, 2011 and 2010

	Individual		Individual Products
	Products and	Retirement	and Solutions-Life	Corporate
(in millions)	Solutions-Annuity	Plans	and NBSG	and Other	Total
December 31, 20103
Revenues:
Policy charges	$ 646	$ 98	$ 652	$ 3	$ 1,399
Premiums	209	-	275	-	484
Net investment income	569	691	510	55	1,825
Non-operating net realized investment losses1	-	-	-	(177)	(177)
Other-than-temporary impairment losses	-	-	-	(220)	(220)
Other revenues2	(82)	-	-	25	(57)
Total revenues	$ 1,342	$ 789	$ 1,437	$ (314)	$ 3,254

Benefits and expenses:
Interest credited to policyholder accounts	$ 391	$ 424	$ 199	$ 42	$ 1,056
Benefits and claims	354	-	524	(5)	873
Policyholder dividends	-	-	78	-	78
Amortization of DAC	192	9	136	(38)	299
Interest expense	-	-	-	55	55
Other operating expenses	244	165	237	76	722
Total benefits and expenses	$ 1,181	$ 598	$ 1,174	$ 130	$ 3,083

Income (loss) before federal income taxes
and noncontrolling interests	$ 161	$ 191	$ 263	$ (444)	$ 171
Less: non-operating net realized investment gains1	-	-	-	177
Less: non-operating net other-than-temporary impairment losses	-	-	-	220

Less: adjustment to amortization of DAC and other related to net realized investment gains and losses	-	-	-	(48)
Less: net loss attributable to noncontrolling interest	-	-	-	60
Pre-tax operating earnings (loss)	$ 161	$ 191	$ 263	$ (35)

Assets as of year end	$ 52,786	$ 25,502	$ 22,434	$ 5,828	$ 106,550

1	Excluding operating items (trading portfolio realized gains and losses, trading portfolio valuation changes and net realized gains and losses related to hedges on GMDB contracts).
2	Includes operating items discussed above.
3	The balances reflect a change in accounting principle, as described in Note 2.

56

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule I                      Consolidated Summary of Investments – Other Than Investments in Related Parties

As of December 31, 2012 (in millions)

Column A	Column B	Column C	Column D
			Amount at
			which shown
			in the
		Fair	consolidated
Type of investment	Cost	value	balance sheet

Fixed maturity securities, available-for-sale:
Bonds:
U.S. Treasury securities and obligations of U.S. Government
corporations and agencies	$ 476	$ 597	$ 597
Obligations of states and political subdivisions	1,722	2,002	2,002
Debt securities issued by foreign governments	98	118	118
Public utilities	2,374	2,684	2,684
All other corporate	24,252	26,410	26,410
Total fixed maturity securities, available-for-sale	$ 28,922	$ 31,811	$ 31,811
Equity securities, available-for-sale:
Common stocks:
Industrial, miscellaneous and all other	$ 5	$ 8	$ 8
Nonredeemable preferred stocks	10	12	12
Total equity securities, available-for-sale	$ 15	$ 20	$ 20
Trading assets	49	54	54
Mortgage loans, net of allowance	5,871		5,827
Policy loans	980		980
Other investments	565		565
Short-term investments	1,034		1,034
Total investments	$ 37,436		$ 40,291

__________
1	Difference from Column B primarily is attributable to valuation allowances due to impairments on mortgage loans (see Note 6 to the audited consolidated financial statements).

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

57

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule III                      Supplementary Insurance Information

As of December 31, 2012, 2011 and 2010 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Deferred	Future policy
	policy	benefits, losses,		Other policy
	acquisition	claims and	Unearned	claims and	Premium
Year: Segment	costs3	loss expenses	premiums1	benefits payable1	revenue
2012
IPS - Annuity	$ 2,110	$ 12,214			$ 334
Retirement Plans	168	13,628			-
IPS - Life and NBSG	1,442	9,564			301
Corporate and Other	(471)	748			-
Total	$ 3,249	$ 36,154			$ 635
2011
IPS - Annuity	$ 2,232	$ 12,550			$ 234
Retirement Plans	172	12,638			-
IPS - Life and NBSG	1,421	9,338			297
Corporate and Other	(338)	726			-
Total	$ 3,487	$ 35,252			$ 531
2010
IPS - Annuity	$ 1,761	$ 10,541			$ 209
Retirement Plans	172	11,874			-
IPS - Life and NBSG	1,354	9,163			275
Corporate and Other	(162)	1,098			-
Total	$ 3,125	$ 32,676			$ 484

Column A	Column G	Column H	Column I	Column J	Column K
	Net	Benefits, claims,	Amortization	Other
	investment	losses and	of deferred policy	operating	Premiums
Year: Segment	income2	settlement expenses	acquisition costs3	expenses2,3	written
2012
IPS - Annuity	$ 551	$ 970	$ 185	$ 285
Retirement Plans	736	457	14	163
IPS - Life and NBSG	536	868	150	255
Corporate and Other	2	24	226	160
Total	$ 1,825	$ 2,319	$ 575	$ 863
2011
IPS - Annuity	$ 527	$ 850	$ 80	$ 269
Retirement Plans	715	441	11	166
IPS - Life and NBSG	533	863	75	238
Corporate and Other	69	8	(101)	157
Total	$ 1,844	$ 2,162	$ 65	$ 830
2010
IPS - Annuity	$ 569	$ 745	$ 192	$ 244
Retirement Plans	691	424	9	165
IPS - Life and NBSG	510	801	136	237
Corporate and Other	55	37	(38)	131
Total	$ 1,825	$ 2,007	$ 299	$ 777

________

1	Unearned premiums and other policy claims and benefits payable are included in Column C amounts.
2
Allocations of net investment income and certain operating expenses are based on numerous assumptions and estimates, and reported segment operating results would change if different methods were applied.

3	The 2011 and 2010 balances reflect a change in accounting principle, as described in Note 2.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

58

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule IV                      Reinsurance

As of December 31, 2012, 2011 and 2010 and for each of the years then ended (in millions)

Column A	Column B	Column C	Column D	Column E	Column F
Percentage
		Ceded to	Assumed		of amount
	Gross	other	from other	Net	assumed
	amount	companies	companies	amount	to net

2012

Life, accident and health
insurance in force	$ 216,002	$ (59,895)	$ 5	$ 156,112	-

Premiums:
Life insurance 1	$ 701	$ (66)	$ -	$ 635	-
Accident and health insurance	189	(189)	-	-	-
Total	$ 890	$ (255)	$ -	$ 635	-

2011

Life, accident and health
insurance in force	$ 209,732	$ (60,499)	$ 5	$ 149,238	-

Premiums:
Life insurance 1	$ 596	$ (65)	$ -	$ 531	-
Accident and health insurance	236	(236)	-	-	-
Total	$ 832	$ (301)	$ -	$ 531	-

2010

Life, accident and health
insurance in force	$ 208,920	$ (64,755)	$ 10	$ 144,175	-

Premiums:
Life insurance 1	$ 570	$ (88)	$ 1	$ 483	0.2%
Accident and health insurance	238	(241)	4	1	NM
Total	$ 808	$ (329)	$ 5	$ 484	1.0%

__________

1	Primarily represents premiums from traditional life insurance and life-contingent immediate annuities and excludes deposits on investment and universal life insurance products.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

59

NATIONWIDE LIFE INSURANCE COMPANY AND SUBSIDIARIES
(a wholly-owned subsidiary of Nationwide Financial Services, Inc.)

Schedule V                      Valuation and Qualifying Accounts

Years ended December 31, 2012, 2011, and 2010 (in millions)

Column A	Column B		Column C		Column D	Column E

	Balance at	Charged to		Charged to		Balance at
	beginning	costs and		other		end of
Description	of period	expenses		accounts	Deductions1	period

2012
Valuation allowances - mortgage loans	$ 60	$ 1		$ -	$ 17	$ 44

2011
Valuation allowances - mortgage loans	$ 96	$ 25		$ -	$ 61	$ 60

2010
Valuation allowances - mortgage loans	$ 77	$ 66		$ -	$ 47	$ 96

__________
1	Amounts generally represent payoffs, sales and recoveries.

See accompanying notes to consolidated financial statements and report of independent registered public accounting firm.

60

PART C. OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	Financial Statements

Nationwide Variable Account-II:

Statement of Assets, Liabilities and Contract Owners’ Equity as
of September 30, 2012 (Unaudited).

Statement of Operations for the nine month period ended
September 30, 2012 (Unaudited).

Statements of Changes in Contract Owners’ Equity for the nine month period ended September 30, 2012 (Unaudited).

Notes to Financial Statements (Unaudited).

Report of Independent Registered Public Accounting Firm

Statement of Assets, Liabilities and Contract
Owners’ Equity as of December 31, 2011.

Statement of Operations for the year ended December 31, 2011.

Statements of Changes in Contract Owners’ Equity for the years ended December 31, 2011 and 2010.

Notes to Financial Statements.

Nationwide Life Insurance Company and subsidiaries:

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the
years ended December 31, 2012 , 2011 and
2010 .

Consolidated Statements of Comprehensive Income
(Loss) for the years ended December 31, 2012, 2011 and
2010.

Consolidated Balance Sheets as of December
31, 2012 and 2011 .

Consolidated Statements of Changes in
Equity as of December 31, 2012 , 2011 and 2010 .

Consolidated Statements of Cash Flows for
the years ended December 31, 2012 , 2011
and 2010 .

Notes to Consolidated Financial Statements.

Financial Statement Schedules.

Item 24.	(b) Exhibits

(1)
Resolution of the Depositor’s Board of Directors authorizing the establishment of the Registrant - Filed with Post-Effective Amendment No. 16 on April 30, 2007 (File No. 333-103093) as Exhibit (1) and hereby incorporated by reference.

(2)	Not Applicable.

(3)
Underwriting or Distribution of Contracts between the Depositor and NISC as Principal Underwriter - Filed with Post-Effective Amendment No. 16 on April 19, 2007 (File No. 333-103093) as Exhibit (3) and hereby incorporated by reference.

(4)	The form of the variable annuity contract - Attached hereto .

(5)	Variable Annuity Application - Attached hereto .

(6)	Depositor’s Certificate of Incorporation and By-Laws.

(a)
Amended Articles of Incorporation for Nationwide Life Insurance Company.  Filed previously with initial registration statement (333-164125) on January 4, 2010 as document "exhibit6a.htm" and hereby incorporated by reference.

(b)
Amended and Restated Code of Regulations of Nationwide Life Insurance Company.  Filed previously with initial registration statement (333-164125) on January 4, 2010 as document "exhibit6b.htm" and hereby incorporated by reference.

(c)
Articles of Merger of Nationwide Life Insurance Company of America with and into Nationwide Life Insurance Company, effective December 31, 2009.  Filed previously with initial registration statement (333-164125) on January 4, 2010 as document "exhibit6c.htm" and hereby incorporated by reference.

(7)	Not Applicable.

(8)	Form of Participation Agreements -

The following Fund Participation Agreements were previously filed on July 17, 2007 with Pre-Effective Amendment No. 1 to the registration statement associated with 1933 Act File No. 333-140608 under Exhibit 26(h), and are hereby incorporated by reference.

(1)	Amended and Restated Fund Participation and Shareholder Services Agreement with American Century Investment Services, Inc. dated September 15, 2004, as amended, as document "amcentfpa99h2."

(2)	Restated and Amended Fund Participation Agreement with The Dreyfus Corporation dated January 27, 2000, as amended, as document "dreyfusfpa99h3.htm."

(3)
Fund Participation Agreement with Fidelity Variable Insurance Products Fund dated May 1, 1988, as amended, including Fidelity Variable Insurance Products Fund IV and Fidelity Variable Insurance Products Fund V, as document "fidifpa99h5.htm."

(4)
Amended and Restated Fund Participation with Franklin Templeton Variable Insurance Products Trust and Franklin/Templeton Distributors, Inc., as amended, dated May 1, 2003, as document "frankfpa99h8.htm. "

(5)	Fund Participation Agreement with AIM Variable Insurance Funds, AIM Advisors, Inc., and AIM Distributors, dated January 6, 2003, as document "aimfpa99h1.htm."

(6) Fund Participation Agreement, Service and Institutional Shares, with Janus Aspen Series, dated December 31, 1999, as document "janusfpa99h9a.htm."

(7)	Amended and Restated Fund Participation Agreement with MFS Variable Insurance Trust and Massachusetts Financial Services Company dated February 1, 2003, as amended, as document "mfsfpa99h11.htm."

(8)	Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust) dated February 1, 2003, as amended, as document "nwfpa99h12a.htm."

(9)
Fund Participation Agreement with Nationwide Variable Insurance Trust (formerly, Gartmore Variable Insurance Trust), American Funds Insurance Series, and Capital Research and Management Company dated May 1, 2006, as document "nwfpa99h12b.htm."

(10)
Fund Participation Agreement with Neuberger Berman Advisers Management Trust / Lehman Brothers Advisers Management Trust (formerly, Neuberger Berman Advisers Management Trust) dated January 1, 2006, as document "neuberfpa99h13.htm."

(11)	Fund Participation Agreement with Oppenheimer Variable Account Funds and Oppenheimer Funds, Inc. dated April 13, 2007, as document "oppenfpa99h14.htm."

(12)
Fund Participation Agreement with T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc., T. Rowe Price Fixed Income Series, Inc., and T. Rowe Price Investment Services, Inc., as amended, dated October 1, 2002, as document "trowefpa99h15.htm."

(13)
Fund Participation Agreement with The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, and Morgan Stanley Investment Management, Inc., as amended, dated February 1, 2002, as document "univfpa99h16.htm."

The following Fund Participation Agreements were previously filed on September 27, 2007 with Pre-Effective Amendment No. 3 to the registration statement associated with 1933 Act File No. 333-137202 under Exhibit 26(h), and are hereby incorporated by reference.

(14)
Fund Participation Agreement (Amended and Restated) with Alliance Capital Management L.P. and Alliance-Bernstein Investment Research and Management, Inc. dated June 1, 2003, as document "alliancebernsteinfpa.htm."

(15) Fund Participation Agreement with BlackRock (formerly FAM Distributors, Inc. and FAM Variable Series Funds, Inc.), as amended, dated April 13, 2004, as document "blackrockfpa.htm."

(16) Fund Participation Agreement with PIMCO Variable Insurance Trust and PIMCO Fund Distributors, LLC, as amended, dated March 28, 2002, as document "pimcofpa.htm."

(17) Fund Participation Agreement with Waddell & Reed Services Company and Waddell & Reed, Inc., dated December 1, 2000, as document "waddellreedfpa.htm."

(18) Fund Participation Agreement with American Funds Insurance Series and Capital Research and Management Company, as amended, dated July 20, 2005, as document "americanfundsfpa.htm."

(19)	Fund Participation Agreement with Royce & Associates, Inc., as amended, dated February 14, 2002, as document "roycefpa.htm."

(20)	Fund Participation Agreement with Van Eck Investment Trust, Van Eck Associates Corporation, and Van Eck Securities Corporation, as amended, dated September 1, 1989, as document "vaneckfpa.htm."

(21)	Fund Participation Agreement with Wells Fargo Management, LLC, and Stephens, Inc., as amended, dated November 15, 2004, as document "wellsfargofpa.htm."

The following Fund Participation Agreement was previously filed on October 26, 2010 with Post-Effective Amendment No. 2 to the registration statement associated with 1933 Act File No. 333-164886 under Exhibit 26(h), and is hereby incorporated by reference.

(22) Fund Participation Agreement with Unified Financial Securities and Huntington Asset Advisers, Inc., dated August 13, 2010, as document "huntingtonfpa.htm."

The following Fund Participation Agreements were previously filed on April 12, 2011 with Post-Effective Amendment No. 43 to the registration statement associated with 1933 Act File No. 333-43671 under Exhibit 26(h), and are hereby incorporated by reference.

(23) Fund Participation Agreement with Delaware Management Company and Delaware Distributors, L.P., as amended, dated February 5, 2008, as document "delawarefpa.htm."

(24) Fund Participation Agreement with Eaton Vance Variable Trust and Eaton Vance Distributors, Inc., dated March 24, 2011, as document "eatonvancefpa.htm."

(25) Fund Participation Agreement with Goldman Sachs Variable Insurance Trust, and Goldman Sachs & Co., dated December 22, 1998, as document "goldmansachsfpa.htm."

(26)	Fund Participation Agreement with Lazard Retirement Series, Inc., and Lazard Asset Management Securities LLC, dated April 13, 2009, as document "lazardfpa.htm."

The following Fund Participation Agreement was previously filed on April 18, 2008, with Post-Effective Amendment No. 20 to the registration statement associated with 1933 Act File No. 333-62692 under Exhibit 24(b), and is hereby incorporated by reference.

(27) Fund Participation Agreement with Rydex Variable Trust & Rydex Distributors, Inc., dated September 10, 2001, as document "rydexfundpartagreement.htm."

For information regarding payments Nationwide receives from underlying mutual funds, please see the "Information on Underlying Mutual Fund Payments" section of the prospectus and/or the underlying mutual fund prospectuses.

(9)	Opinion of Counsel - Filed previously with initial registration statement (File No. 333-182494) and hereby incorporated by reference.

(10)	Consent of Independent Registered Public Accounting Firm - Attached hereto .

(11)	Not Applicable.

(12)	Not Applicable.

(99)	Power of Attorney - Attached hereto.

Item 25.	Directors and Officers of the Depositor

President and Chief Operating Officer and Director	Kirt A. Walker
Executive Vice President-Chief Legal and Governance Officer	Patricia R. Hatler
Executive Vice President	Terri L. Hill
Executive Vice President-Finance	Lawrence A. Hilsheimer
Executive Vice President-Chief Marketing & Strategy Officer	Matthew Jauchius
Executive Vice President-Chief Information Officer	Michael C. Keller
Executive Vice President-Chief Human Resources Officer	Gale V. King
Executive Vice President	Mark A. Pizzi
Executive Vice President and Director	Mark R. Thresher
Senior Vice President	Steven M. English
Senior Vice President	Harry H. Hallowell
Senior Vice President and Treasurer	David LaPaul
Senior Vice President-Business Transformation Office	Robert P. McIsaac
Senior Vice President-Chief Claims Officer	David A. Bano
Senior Vice President-Chief Compliance Officer	Sandra L. Rich
Senior Vice President-Chief Financial Officer and Director	Timothy G. Frommeyer
Senior Vice President-Chief Financial Officer-Property and Casualty	Michael P. Leach
Senior Vice President-Chief Risk Officer	Michael W. Mahaffey
Senior Vice President-CIO ACS	Daniel G. Greteman
Senior Vice President-CIO Enterprise Applications	Mark A. Gaetano
Senior Vice President-CIO IT Infrastructure	Gregory S. Moran
Senior Vice President-CIO NF Systems	Susan J. Gueli
Senior Vice President-Controller	James D. Benson
Senior Vice President-Corporate Marketing	Gordon E. Hecker
Senior Vice President-Corporate Strategy	Katherine M. Liebel
Senior Vice President-Deputy General Counsel	Thomas W. Dietrich
Senior Vice President-Deputy General Counsel	Sandra L. Neely
Senior Vice President-Distribution and Sales and Director	John L. Carter
Senior Vice President-Enterprise Chief Technology Officer	Guruprasad C. Vasudeva
Senior Vice President-Field Operations EC	Amy T. Shore
Senior Vice President-Field Operations IC	Jeff M. Rommel
Senior Vice President-Head of Taxation	Pamela A. Biesecker
Senior Vice President-Individual Products & Solutions and Director	Eric S. Henderson
Senior Vice President-Internal Audit	Kai V. Monahan
Senior Vice President-Investment Management Group	Michael S. Spangler
Senior Vice President-IT Strategic Initiatives	Robert J. Dickson
Senior Vice President-Nationwide Financial	Steven C. Power
Senior Vice President-Nationwide Financial Network	Peter A. Golato
Senior Vice President-NF Brand Marketing	William J. Burke
Senior Vice President-NI Brand Marketing	Jennifer M. Hanley
Senior Vice President-NW Retirement Plans	Anne L. Arvia
Senior Vice President-PCIO Sales Support	Melissa D. Gutierrez
Senior Vice President-President-Nationwide Bank	J. Lynn Greenstein
Senior Vice President-Property and Casualty Commercial/Farm Product Pricing	W. Kim Austen
Vice President-Corporate Governance and Secretary	Robert W. Horner, III
Director	Stephen S. Rasmussen

The business address of the Directors and Officers of the Depositor is:
 One Nationwide Plaza, Columbus, Ohio 43215

Item 26.                      Persons Controlled by or Under Common Control with the Depositor or Registrant.
*	Subsidiaries for which separate financial statements are filed
**	Subsidiaries included in the respective consolidated financial statements
***	Subsidiaries included in the respective group financial statements filed for unconsolidated subsidiaries
****	Other subsidiaries

COMPANY	STATE/COUNTRY OF ORGANIZATION	PRINCIPAL BUSINESS
1492 Capital, LLC	Ohio	The company acts as an investment holding company.
AGMC Reinsurance, Ltd.	Turks & Caicos Islands	The company is in the business of reinsurance of mortgage guaranty risks.
ALLIED General Agency Company	Iowa	The company acts as a managing general agent and surplus lines broker for property and casualty insurance products.
ALLIED Group, Inc.	Iowa	The company is a property and casualty insurance holding company.
ALLIED Insurance Company of America	Ohio	The company is organized to write commercial lines insurance business.
ALLIED Property and Casualty Insurance Company	Iowa	The company underwrites general property and casualty insurance.
ALLIED Texas Agency, Inc.	Texas	The company acts as a managing general agent to place personal and commercial automobile insurance with Colonial County Mutual Insurance Company.
AMCO Insurance Company	Iowa	The company underwrites general property and casualty insurance.
American Marine Underwriters, Inc.	Florida	The company is an underwriting manager for ocean cargo and hull insurance.
Champions of the Community, Inc.	Ohio	The company raises money to enable it to make gifts and grants to charitable organizations.
Colonial County Mutual Insurance Company*	Texas	The company underwrites non-standard automobile and motorcycle insurance and other commercial liability coverages in Texas.
Crestbrook Insurance Company	Ohio	The company is a multi-line insurance corporation that is authorized to write personal, automobile, homeowners and commercial insurance.
Depositors Insurance Company	Iowa	The company underwrites general property and casualty insurance.
DVM Insurance Agency, Inc.	California	The company places non-California pet insurance business not written by Veterinary Pet Insurance Company.
Farmland Mutual Insurance Company	Iowa	The company provides property and casualty insurance primarily to agricultural businesses.
Freedom Specialty Insurance Company	Ohio	The company operates as a multi-line insurance company.
Gates McDonald of Ohio, LLC	Ohio
The company provided services to employers for managing workers’ and unemployment compensation matters and employee benefit costs.  The company is currently winding down to permit its eventual dissolution.

Gates, McDonald & Company of New York, Inc.	New York	The company provides workers’ compensation and self-insured claims administration services to employers with exposure in New York.
GatesMcDonald Health Plus, LLC	Ohio	The company provided medical management and cost containment services to employers. The company is currently winding down to permit its eventual dissolution.
Insurance Intermediaries, Inc.	Ohio	The company is an insurance agency and provides commercial property and casualty brokerage services.
Life Reo Holdings, LLC	Ohio	The company is an investment holding company.
Lone Star General Agency, Inc.	Texas	The company acts as general agent to market nonstandard automobile and motorcycle insurance for Colonial County Mutual Insurance Company.

National Casualty Company	Wisconsin	The company underwrites various property and casualty coverage, as well as some individual and group accident and health insurance.
National Casualty Company of America, Ltd.	England	This is a limited liability company organized for the purpose of carrying on the business of insurance, reinsurance, indemnity, and guarantee of various kinds. The company is currently inactive.
Nationwide Advantage Mortgage Company*	Iowa	The company makes residential mortgage loans.
Nationwide Affinity Insurance Company of America	Ohio	The company is a property and casualty insurer that writes personal lines business.
Nationwide Agribusiness Insurance Company	Iowa	The company provides property and casualty insurance primarily to agricultural businesses.
Nationwide Arena, LLC*	Ohio	The purpose of the company is to develop Nationwide Arena and to engage in related development activity.
Nationwide Asset Management, LLC	Ohio	The company provides investment advisory services as a registered investment advisor to affiliated and non-affiliated clients.
Nationwide Assurance Company	Wisconsin	The company underwrites non-standard automobile and motorcycle insurance.
Nationwide Bank*	United States
This is a federally chartered savings bank supervised by the Office of the Comptroller of the Currency to exercise deposit, lending, agency, custody and fiduciary powers and to engage in activities permissible for federal savings banks under the Home Owners’ Loan Act of 1933.

Nationwide Better Health (Ohio), LLC	Ohio	The company provided employee population health management. The company is currently winding down to permit its eventual dissolution.
Nationwide Better Health Holding Company, LLC	Ohio	The company is a holding company. The company is currently winding down to permit its eventual dissolution.
Nationwide Cash Management Company	Ohio	The company buys and sells investment securities of a short-term nature as the agent for other corporations, foundations and insurance company separate accounts.
Nationwide Community Development Corporation, LLC	Ohio	The company holds investments in low-income housing funds.
Nationwide Corporation	Ohio	The company acts as a holding company.
Nationwide Emerging Managers, LLC	Delaware	The company acts as a holding company.
Nationwide Exclusive Agent Risk Purchasing Group, LLC	Ohio	The company’s purpose is to provide a mechanism for the purchase of group liability insurance for insurance agents operating nationwide.
Nationwide Financial Assignment Company	Ohio	The company is an administrator of structured settlements.
Nationwide Financial General Agency, Inc. (fka 1717 Brokerage Services, Inc.)	Pennsylvania	The company is a multi-state licensed insurance agency.
Nationwide Financial Institution Distributors Agency, Inc.	Delaware	The company is an insurance agency.
Nationwide Financial Services Capital Trust	Delaware	The trust’s sole purpose is to issue and sell certain securities representing individual beneficial interests in the assets of the trust.
Nationwide Financial Services, Inc.*	Delaware	The company acts primarily as a holding company for companies within the Nationwide organization that offer or distribute life insurance, long-term savings and retirement products.
Nationwide Financial Structured Products, LLC	Ohio	The company captures and reports the results of the structured products business unit.
Nationwide Fund Advisors (fka Gartmore Mutual Fund Capital Trust)	Delaware	The trust acts as a registered investment advisor.
Nationwide Fund Distributors LLC (successor to Gartmore Distribution Services, Inc.)	Delaware	The company is a limited purpose broker-dealer.

Nationwide Fund Management LLC (successor to Gartmore Investors Services, Inc.)	Delaware	The company provides administration, transfer and dividend disbursing agent services to various mutual fund entities.
Nationwide General Insurance Company	Ohio	The company transacts a general insurance business, except life insurance, and primarily provides automobile and fire insurance to select customers.
Nationwide Global Holdings, Inc.	Ohio	The company acts as a holding company.
Nationwide Global Ventures, Inc.	Delaware	The company acts as a holding company.
Nationwide Indemnity Company*	Ohio	The company is involved in the reinsurance business and assumes business from Nationwide Mutual Insurance Company and other insurers within the Nationwide insurance organization.
Nationwide Insurance Company of America	Wisconsin
A financial services provider that sells individual traditional and variable life insurance products, group annuity products and other investment products. The company also maintains blocks of individual variable and fixed annuities and a block of direct response-marketed life and health insurance products.

Nationwide Insurance Company of Florida*	Ohio	The company transacts general insurance business, except life insurance.
Nationwide Insurance Foundation*	Ohio	The company contributes to non-profit activities and projects.
Nationwide Investment Advisors, LLC	Ohio	The company provides investment advisory services.
Nationwide Investment Services Corporation**	Oklahoma
This is a limited purpose broker-dealer and distributor of variable annuities and variable life products for Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company.  The company also provides educational services to retirement plan sponsors and its participants.

Nationwide Life and Annuity Insurance Company*	Ohio	The company engages in underwriting life insurance and granting, purchasing and disposing of annuities.
Nationwide Life Insurance Company*	Ohio	The company provides individual life insurance, group life and health insurance, fixed and variable annuity products and other life insurance products.
Nationwide Lloyds	Texas	The company markets commercial and property insurance in Texas.
Nationwide Mutual Fire Insurance Company	Ohio	The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Mutual Insurance Company*	Ohio	The company engages in a general insurance and reinsurance business, except life insurance.
Nationwide Private Equity Fund, LLC	Ohio	The company invests in private equity funds.
Nationwide Property and Casualty Insurance Company	Ohio	The company engages in a general insurance business, except life insurance.
Nationwide Property Protection Services, LLC	Ohio	The company provides alarm systems and security guard services.
Nationwide Realty Investors, Ltd.*	Ohio	The company is engaged in the business of developing, owning and operating real estate and real estate investment.
Nationwide Realty Services, Ltd.	Ohio	The company provides relocation services to Nationwide associates.
Nationwide Retirement Solutions, Inc.*	Delaware	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Arizona	Arizona	The company markets and administers deferred compensation plans for public employees.
Nationwide Retirement Solutions, Inc. of Ohio	Ohio	The company provides retirement products, marketing and education and administration to public employees.
Nationwide Retirement Solutions, Inc. of Texas	Texas	The company markets and administers deferred compensation plans for public employees.

Nationwide Retirement Solutions Insurance Agency, Inc.	Massachusetts	The company markets and administers deferred compensation plans for public employees.
Nationwide SA Capital Trust	Delaware	The trust acts as a holding company.
Nationwide Sales Solutions, Inc.	Iowa	The company engages in the direct marketing of property and casualty insurance products.
Nationwide Securities, LLC	Delaware	The company is a registered broker-dealer.
Nationwide Services Company, LLC	Ohio	The company performs shared services functions for the Nationwide organization.
Newhouse Capital Partners, LLC	Delaware	The company is an investment holding company.
Newhouse Capital Partners II, LLC	Delaware	The company is an investment holding company.
NFS Distributors, Inc.	Delaware	The company acts primarily as a holding company for Nationwide Financial Services, Inc. companies.
NWD Asset Management Holdings, Inc.	Delaware	The company acts as a holding company.
NWD Investment Management, Inc.	Delaware	The company acts as a holding company and provides other business services for the NWD Investments Management group of companies.
NWD Management & Research Trust	Delaware	The company acts as a holding company for the NWD Investments Management group.
Olentangy Reinsurance, LLC	Vermont	The company is a captive life reinsurance company.
Pension Associates, Inc.	Wisconsin	The company provides pension plan administration and recordkeeping services, and pension plan and compensation consulting.
Premier Agency, Inc.	Iowa	The company is an insurance agency.
Privilege Underwriters, Inc.	Delaware	The company acts as a holding company for the PURE Group of insurance companies.
Privilege Underwriters, Reciprocal Exchange	Florida	The company acts as a reciprocal insurance company.
Pure Insurance Company	Florida	The company acts as a captive reinsurance company.
Pure Risk Management, LLC	Florida	The company acts as an attorney-in-fact for Privilege Underwriters Reciprocal Exchange.
Registered Investment Advisors Services, Inc.	Texas	The company is a technology company that facilitates third-party money management services for registered investment advisors.
Retention Alternatives, Ltd.*	Bermuda	The company is a captive insurer and writes first dollar insurance policies in workers’ compensation, general liability and automobile liability for its affiliates in the United States.
Riverview International Group, Inc.	Delaware	The company is an inactive shell company.
Scottsdale Indemnity Company	Ohio	The company is engaged in a general insurance business, except life insurance.
Scottsdale Insurance Company	Ohio	The company primarily provides excess and surplus lines of property and casualty insurance.
Scottsdale Surplus Lines Insurance Company	Arizona	The company provides excess and surplus lines coverage on a non-admitted basis.
THI Holdings (Delaware), Inc.	Delaware	The company acts as a holding company.
Titan Auto Insurance of New Mexico, Inc.	New Mexico	The company is an insurance agency that operates employee agent storefronts.
Titan Indemnity Company	Texas	The company is a multi-line insurance company that operates primarily as a property and casualty insurance company.

Titan Insurance Company	Michigan	The company is a property and casualty insurance company.
Titan Insurance Services, Inc.	Texas	The company is a Texas grandfathered managing general agency.
Veterinary Pet Insurance Company*	California	The company provides pet insurance.
Victoria Automobile Insurance Company	Indiana	The company is a property and casualty insurance company.
Victoria Fire & Casualty Company	Ohio	The company is a property and casualty insurance company.
Victoria National Insurance Company	Ohio	The company is a property and casualty insurance company.
Victoria Select Insurance Company	Ohio	The company is a property and casualty insurance company.
Victoria Specialty Insurance Company	Ohio	The company is a property and casualty insurance company.
VPI Services, Inc.	California	The company operates as a nationwide pet registry service for holders of Veterinary Pet Insurance Company policies, including pet indemnification and a lost pet recovery program.
Western Heritage Insurance Company	Arizona	The company underwrites excess and surplus lines of property and casualty insurance.
Whitehall Holdings, Inc.	Texas	The company acts as a holding company for the Titan group.
W.I. of Florida (d.b.a. Titan Auto Insurance)	Florida	The company is an insurance agency.

MFS Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide Multi-Flex Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-A*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-B*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-C*	Ohio	Issuer of variable annuity contracts.
Nationwide VA Separate Account-D*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-II*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-3*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-4*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-5*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-6*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-7*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-8*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-9*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-10*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-11*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-12*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-13*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-14*	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-15	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-16	Ohio	Issuer of variable annuity contracts.
Nationwide Variable Account-17	Ohio	Issuer of variable annuity contracts.
Nationwide Provident VA Separate Account 1*	Pennsylvania	Issuer of variable annuity contracts.
Nationwide Provident VA Separate Account A*	Delaware	Issuer of variable annuity contracts.
Nationwide VL Separate Account-A	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-B	Ohio	Issuer of variable life insurance policies.

Nationwide VL Separate Account-C*	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-D*	Ohio	Issuer of variable life insurance policies.
Nationwide VL Separate Account-G*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-2*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-3*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-4*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-5*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-6*	Ohio	Issuer of variable life insurance policies.
Nationwide VLI Separate Account-7*	Ohio	Issuer of variable life insurance policies.
Nationwide Provident VLI Separate Account 1*	Pennsylvania	Issuer of variable life insurance policies.
Nationwide Provident VLI Separate Account A*	Delaware	Issuer of variable life insurance policies.

The ownership and control of each of the companies/entities listed above (including the percentage of voting securities owned or other basis of control) is shown in the following organizational chart.

Item 27.	Number of Contract Owners

N/A

Item 28.	Indemnification

Provision is made in Nationwide's Amended and Restated Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by Nationwide of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of Nationwide, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling Nationwide pursuant to the foregoing provisions, Nationwide has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriter

(a)	Nationwide Investment Services Corporation ("NISC") serves as principal underwriter and general distributor for the following separate investment accounts of Nationwide or its affiliates:

MFS Variable Account	Nationwide VA Separate Account-D
Multi-Flex Variable Account	Nationwide VLI Separate Account
Nationwide Variable Account	Nationwide VLI Separate Account-2
Nationwide Variable Account-II	Nationwide VLI Separate Account-3
Nationwide Variable Account-3	Nationwide VLI Separate Account-4
Nationwide Variable Account-4	Nationwide VLI Separate Account-5
Nationwide Variable Account-5	Nationwide VLI Separate Account-6
Nationwide Variable Account-6	Nationwide VLI Separate Account-7
Nationwide Variable Account-7	Nationwide VL Separate Account-A
Nationwide Variable Account-8	Nationwide VL Separate Account-C
Nationwide Variable Account-9	Nationwide VL Separate Account-D
Nationwide Variable Account-10	Nationwide VL Separate Account-G
Nationwide Variable Account-11	Nationwide Provident VA Separate Account 1
Nationwide Variable Account-12	Nationwide Provident VA Separate Account A
Nationwide Variable Account-13	Nationwide Provident VLI Separate Account 1
Nationwide Variable Account-14	Nationwide Provident VLI Separate Account A
Nationwide VA Separate Account-A
Nationwide VA Separate Account-B
Nationwide VA Separate Account-C

(b)	Directors and Officers of NISC:

President	Robert O. Cline
Vice President, Treasurer and Director	Keith L. Sheridan
Vice President-Chief Compliance Officer	James J. Rabenstine
Associate Vice President and Secretary	Kathy R. Richards
Associate Vice President-Finance Operations and Assistant Treasurer	Terry C. Smetzer
Associate Vice President	John J. Humphries, Jr.
Assistant Treasurer	J. Morgan Elliott
Assistant Treasurer	Jerry L. Greene
Director	John L. Carter
Director	Eric S. Henderson

The business address of the Directors and Officers of Nationwide Investment Services Corporation is:
One Nationwide Plaza, Columbus, Ohio 43215

(c)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation
Nationwide Investment Services Corporation	N/A	N/A	N/A	N/A

Item 30.	Location of Accounts and Records

Timothy G. Frommeyer
Nationwide Life Insurance Company
One Nationwide Plaza
Columbus, OH  43215

Item 31.	Management Services

Not Applicable

Item 32.	Undertakings

The Registrant hereby undertakes to:

(a)
file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)
include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)	deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

Nationwide Life Insurance Company represents that the fees and charges deducted under the contract in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Nationwide Life Insurance Company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, NATIONWIDE VARIABLE ACCOUNT-II, has caused this Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 8th day of March , 2013.

NATIONWIDE VARIABLE ACCOUNT-II
                   (Registrant)
NATIONWIDE LIFE INSURANCE COMPANY
                   (Depositor)

By /s/ TIMOTHY D. CRAWFORD
                       Timothy D. Crawford

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 8 th   day of March , 2013 .

KIRT A. WALKER
Kirt A. Walker, President and Chief Operating Officer, and Director
MARK R. THRESHER
Mark R. Thresher, Executive Vice President and Director
TIMOTHY G. FROMMEYER
Timothy G. Frommeyer, Senior Vice President-Chief Financial Officer and Director
ERIC S. HENDERSON
Eric S. Henderson. Senior Vice President-Individual Products & Solutions and Director
JOHN L. CARTER
John L. Carter, Senior Vice President-Distribution and Sales and Director
STEPHEN S. RASMUSSEN
Stephen S. Rasmussen, Director
By /s/ TIMOTHY D. CRAWFORD
Timothy D. Crawford
Attorney-in-Fact